82-4642 1283-2(6)

06014284

QUATERLY REPORT

Open Joint Stock Company "VolgaTelecom"

The issuer's code: 0 0 1 3 7 - A SUPPL

For quarter II of 2005

The issuer's location: Russian Federation, 603000, Nizhny Novgorod city, M.Gorky square, Post House

The information contained in this quarterly report is subject to disclosure in accordance with Russian Federation legislation on securities

General Director	signature	/ S.V. Omelchenko/ Name
Date: August " ", 2005		
Chief accountant	Signature	/ N.I.Popkov/ Name
Date: August " ", 2005	LS	

Contact person: Leading expert in securities
Mironova Elena Petrovna

Phone: (8312) 34 22 10
Fax: (8312) 30 67 68
E-mail address: gd@vt.ru

Address of Internet web-site(s) where the information contained in this quarterly report is disclosed: http://www.vt.ru/?id=312

Table of contents

Introduction

Full and abbreviated brand name of the issuer:

Open Joint Stock Company "VolgaTelecom"

OJSC "VolgaTelecom"

The issuer's location:

Russian Federation, 603000, Nizhny Novgorod, M.Gorky sq., Post House

The issuer's contact telephone numbers:

(831 2) 33 20 47; 34 30 55

Fax: (831 2) 30 67 68

E-mail address: **gd@vt.ru**

The address of the web site in the Internet where the complete text of the issuer's quarterly report is published: **http://www.vt.ru/?id=312**

Basic data on the issuer's circulating securities:

Type: ***shares***

Category (kind): ***common***

Number of placed securities: ***245 969 590***

Face value: ***5 rubles***

Basic data on the securities being placed:

In the report quarter the issuer did not place securities

Other information:

Method and period of placement:

Distribution between the stockholders

From 15.10.1996 to 15.10.1996.

Method and period of placement:

Converting at reorganization from ***30.11.2002 to 30.11.2002***

By instruction № 03 – 2697/p of 14.11.2003 of Russia's FCSM additional issues of the issuer's issuing securities were consolidated, which resulted in the assignment to the issues of ordinary nominal paperless shares of state registration number ***1 – 01 – 00137 – A*** *of November 14, 2003.*

Type: ***shares***

Category (kind): ***preferred A type***

Number of placed securities: ***81 983 404***

Face value: ***5 rubles.***

Basic data on the securities being placed:

In the report quarter the issuer did not place securities

Other information:

Method and period of placement:

Distribution between the stockholders from ***15.10.1996 to 15.10.1996.***

Method and period of placement:

Converting at reorganization

From 30.11.2002 to 30.11.2002

By instruction № 03 – 2697/p of 14.11.2003 of Russia's FCSM additional issues of the issuer's issuing securities were consolidated, which resulted in the assignment to the issues of preferred

nominal, paperless shares of state registration number ***2 – 01 – 00137 – A*** *of November 14, 2003.*

Type: ***bonds***
Series: ***BT - 1***
Number of placed securities: ***1 000 000***
Face value: ***1 000 Rubles***
Other information:
Method, procedure and period of placement:
Public subscription ***from 21.02.2003 to 21.02.2003.***
The price of placement or the procedure of its determination: ***1 000 Rubles.***
Terms and conditions of the guarantee: *The amount of guarantee is 1 000 000 000 (one billion) rubles, and also the sum of all incomes on the Bonds paid by the Issuer.*

The guarantor is obliged to be responsible for the execution of the Issuer's liabilities to pay the sum of the face value of all issued bonds, the joint coupon yield determined in accordance with the conditions of decision on placement and prospectus of bonds issue, and also for public irrevocable liabilities (offers) of the issuer to repurchase its bonds, the conditions and the procedure of which are defined in item 9 of "Decision on the bonds issue" and item 56.13 of "Issue Prospectus".

Security kind: ***Guarantee***
The entity provided the guarantee:
Limited Liability Company "Financial group "Web-invest"

Type: ***bonds***
Series: ***1-O -- 26-O; 1-C -- 6-C; 1-У -- 10-У***
Total number of the issuer's securities-bonds: ***1 184 683***
Total amount of securities by face value: ***1 069 750 100 rubles***
The number of securities-bonds in circulation: ***1 129 997***
Total amount of securities in circulation by face value:
1 062 472 400 rubles
Face value: *see item 8.3.2*
Other information:
Method, procedure and period of placement:
Converting at reorganization ***from 30.11.2002 to 30.11.2002.***
Terms and conditions of guarantee: *no guarantee*
Series *1-O -- 26 O - bonds of Orenburg branch*
Series *1-C -- 6-C - bonds of Saratov branch*
Series *1-У -- 10-У - - bonds of Ulyanovsk branch*
Series *1-O – 20-O, 22-O – 26-O – were paid off.*

The present quarterly report contains the estimations and forecasts of the issuer's authorized management bodies as regards future events and/or actions, prospects of development of the industry in which the issuer executes its core activity and the results of the issuer's activity, including the issuer's plans, probability of occurrence of certain events and making certain actions. The investors should not completely rely on the estimations and forecasts of the issuer's management bodies, as the actual results of the issuer's activity in the future may differ from the forecasted results for many reasons. The acquisition of the issuer's securities is connected with the risks described in the present quarterly report.

I. Brief data on persons forming the issuer's management bodies structure, data on bank accounts, on auditor, appraiser and on the issuer's financial adviser, and also on other persons signed the quarterly report

1.1. Persons, forming the issuer's management bodies structure

The issuer's Charter stipulates the following management bodies:

The issuer's single executive body – **General Director**
Omelchenko Sergey Valerievich, year of birth - 1963

Collegial executive body – **Management board:**

Omelchenko Sergey Valerievich, year of birth - 1963 – Chairman
Grigorieva Lyubov Ivanovna, year of birth - 1953
Dyakonov Mikhail Vasilievich, year of birth - 1954
Evdokimov Oleg Lvovich, year of birth - 1963
Elkin Sergey Leonidovich, year of birth - 1949
Korolkov Oleg Animpadistovich, year of birth - 1941
Kirillov Alexander Ivanovich, year of birth - 1956
Kormilitsyna Lyudmila Alexeevna, year of birth - 1955
Petrov Mikhail Victorovich, year of birth - 1973
Popkov Nikolai Ivanovich, year of birth - 1973
Sklyarov Ivan Petrovich, year of birth - 1948
Sipatova Taisiya Mikhailovna, year of birth - 1954
Shchukina Elvira Konstantinovna, year of birth – 1954

Collegial management body – **the Board of directors**

Belyaev Konstantin Vladimirovich, year of birth - 1968 - Chairman
Andreev Vladimir Alexandrovich, year of birth - 1951
Bobin Maxim Victorovich, year of birth - 1975
Bulancha Sergey Anatolievich, year of birth - 1959
Grigorieva Alla Borisovna, year of birth - 1967
Degtyarev Valeryi Victorovich, year of birth - 1957
Kuznetsov Sergey Ivanovich, year of birth - 1953
Kulikov Denis Victorovich, year of birth - 1975
Slizen Vitalyi Alexandrovich, year of birth - 1970
Fedorov Oleg Romanovich, year of birth - 1968
Chernogorodskyi Sergey Valerievich, year of birth - 1977

1.2 Data on the issuer's bank accounts

Data of the bank accounts of the issuer OJSC "VolgaTelecom" as of 01.07.2005

№	Account number	TIN	Bank	BIC	Correspondent account №	The bank's division where the account is established	Category
	General Directorate						
1	40702810142020002011	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	Expense
2	40702810442020001796	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	Receipts
3	40702978342020000276	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	Other
4	40702840742020000276	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	Other
	Nizhny Novgorod branch						

5	40702810542020002022	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	Expense
6	40702810542020001832	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	Receipts
	Kirov branch						
7	40702810242020002393	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	Expense
8	40702810542020002394	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	Receipts
	Branch in the Republic of Maryi El						
9	40702810442020002384	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	Receipts
10	40702810742020002385	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	Expense
	Branch in the Republic of						

	Mordoviya						
11	40702810242020002380	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	Receipts
12	40702810542020002381	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	Expense
	Branch in the Republic of Chuvashiya						
13	40702810842020002382	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	Receipts
14	40702810142020002383	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	Expense
	Samara branch						
15	40702810142020002406	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	Receipts
16	40702810842020002405	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005,	Expense

						Oktyabrskaya str., 35	
	Penza branch						
17	40702810242020002416	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	Receipts
18	40702810942020002415	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	Expense
	Saratov branch						
19	40702810842020002395	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	Receipts
20	40702810142020002396	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	Expense
	Ulyanovsk branch						
21	40702810342020002413	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	Expense

22	40702810642020002414	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	Receipts
	Orenburg brunch						
23	40702810742020002398	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	Receipts
24	40702810442020002397	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	Expense
	Branch in the Republic of Udmurtiya						
25	40702810268160100261	7707083893	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	049401601	30101810400000000601	Mozhga's department № 4465/052, 427797, Mozhga town, Mozhginskaya str., 59	Receipts
26	40702810442020002423	7707083893	Branch of RF Joint Stock Commercial Savings bank (open joint stock company) Volgo-Vyatskyi bank	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktyabrskaya str., 35	Expense

1.3. Data on the issuer's auditor (auditors)

Full brand name:
Limited Liability Company "Ernst&Young"
Abbreviated name: *LLC "Ernst&Young"*
Location: ***Russia, 115035, Moscow city, Sadovnicheskaya naberezhnaya, 77, building 1***
E-mail address: *Moscow@ru.ey.com*
Telephone: ***(095) 705-97-00***
(095) 755-97-00
Fax: ***(095) 755-97-01***
License for audit activity
№ E 002138, issued on September 30, 2002 by the Russian Federation Ministry of Finance for the period of 5 (five) years.

Fiscal year for which the auditor carried out independent check of bookkeeping and financial (accounting) statement of the issuer:

Independent check of bookkeeping and accounting statement of OJSC "VolgaTelecom" was carried out for 2002, 2003 and 2004 fiscal years; the consolidated financial statement was audited for 2002 and 2003 fiscal year and is currently being audited for 2004.

The factors that may affect the independence of the auditor from the issuer, including the information on availability of material interest connecting the auditor (the auditor's officials) with the issuer (the issuer's officials):

There are no factors capable to affect the independence of the auditor from the issuer. There is no material interest connecting the auditor (the auditor's officials) with the issuer (the issuer's officials), and namely:

- There are no auditor's participation shares (the auditor's officials) in the issuer's charter capital;

- The issuer does not provide the auditor (the auditor's officials) with its borrowed funds;

- There are no close business relations (participation in promoting products (services), participation in joint business activity), and also kindred relations between the issuer (the issuer's officials) and the auditor (the auditor's officials);

- There are no issuer's officials simultaneously being the auditor's officials.

The procedure of electing the auditor:
1) The auditor is recommended by the ***Board of directors of OJSC 'VolgaTelecom"***,
2) The auditor is approved by ***OJSC "VolgaTelecom" shareholders' meeting***.

Consulting and auditor services contracts are sighed with the auditor. With respect to each contract the certificate of acceptance of works done by the auditor within the limits of special engagements is drawn up.

The procedure of defining the amount of auditor's remuneration, and also the information on deferred and delayed payments for services rendered by auditor.

The size of the **auditor's** remuneration ***is specified in the contract. The auditor's services are paid in accordance with the schedule*** attached to the services contract upon submission of accounting documents for execution of works and services. There are no deferred and delayed payments for the services rendered by the auditor

1.4. Data on the issuer's appraiser

In relation to the appraiser (appraisers) being involved (involved) by the issuer:

During the report quarter the issuer did not involve the appraiser:

to determine the market cost of placed securities in circulation;

to determine the market cost of fixed assets or real property assets. During the specified period the property cost was not reassessed.

Data on the appraiser involved in reassessment of fixed assets of the issuer for the last 5 accomplished fiscal years:

The reassessment of fixed assets was carried out in 2000 by the independent appraiser LLC "Audit-Appraisal"*, Nizhny Novgorod city, acting on the basis of license Б 953444 № 183, issued by the Committee for management and control of city's property of Nizhny Novgorod Oblast on June 18, 1999 for the period of 3 (three) years. The fixed assets were evaluated by the market cost, determined according to Federal law № 135-ФЗ of July 29, 1998 "On evaluative activity in Russian Federation", confirmed by expert's opinions, the estimation procedure – the calculation of fixed assets replacement costs by means of coefficients.*

1.5. Data on the issuer's advisers

In the report quarter the issuer did not involve the adviser providing information-consulting services on the basis of concluded contract.

1.6. Data on other persons signed this quarterly report

There are no other persons who signed this quarterly report.

II. Basic information
on the issuer's financial-economic standing

2.1. Indicators of the issuer's financial-economic activity

Indicators characterizing the issuer's financial standing are provided as of 30.06.2005:

Indicator description	Quarter 2 of 2005
The issuer's net assets value, rubles	15 251 919 490
Ratio of raised funds sum to capital and reserves, %	95,2%
Ratio of short-term liabilities sum to capital and reserves, %	57,5%
Cover of payments for debts service, rubles	1,17 per ruble
Overdue debt level , %	1,9%
Accounts receivable turn-over, times	4,84 times
The share of dividends in profit, %	18,3%
Efficiency of labor, rubles/persons	219 329
Ratio of depreciation to the proceeds amount, %	12,3%

** The technique recommended by Russia's Financial Service for Financial Markets (FSFM) was used when calculating all the indicators.*

The analysis of the issuer's capacity to pay, the level of credit risk and financial standing:

Capacity to pay, first of all means the availability with the Company of money resources and their equivalents sufficient for settlement of accounts payable requiring immediate repayment.

Thus, the basic features of capacity to pay are:

- Availability of proprietary resources of sufficient volume;
- Lack of overdue accounts payable.

During all analyzed periods the issuer's operating activity was carried out for account of proprietary resources, herewith there were no overdue accounts payable for all kinds of arrears, excluding the settled backlog of debt obligations of Vnesheconombank.

It should be noted that the level of overdue debt in the total amount of long-term and short-term obligations has permanent tendency to reduce and as of 31.06.2005 it amounts to 1,9%.

The issuer's net assets for the second quarter of 2005 grew. As of 31.06.2005 the amount of the issuer's net assets was 15 251 919 thousand rubles.

Thus, despite the invariance of the charter capital the issuer has demonstrated considerable growth of net assets amount. Essential excess of net assets over the charter capital is one of basic criteria of the issuer's financial stability.

By the results of quarter 2 of 2005 the amount of raised funds did not exceed the amount of the issuer's capital and reserve.

As of 31.06.2005 the share of raised funds in the issuer's capital and reserve was 95,2%.

In quarter 2 of 2005 the share of short-term obligations in the issuer's capital and reserve made out 57,5%.

So, the issuer has reasonable leverage and is relatively independent of creditors.

Turn-over indicators characterize the issuer's business activity, the efficiency of management. That is why when the rate of turn-over increases one may speak about the increase of the Company's capacity to pay.

Basic features of the issuer's credit solvency are:

- Efficient usage of borrowed funds during all the periods under analysis;
- Positive credit background of the issuer.

Hence, it is possible to state that the level of credit risk is insignificant.

Basing on the results of estimation of the Company's financial standing for the periods under analysis OJSC "VolgaTelecom" is the Company with satisfactory financial standing. Upon the whole the Company's capacity to pay and its financial stability are at reasonable level despite negative changes of some indicators.

The Company has fair chances for further development. The implementation of scheduled investment projects will help to achieve more efficient operation of OJSC "VolgaTelecom".

In order to increase the capacity to pay, the financial stability and liquidity the Company's management worked out a number of arrangements the purpose of which is to optimize the indicators mentioned above.

2.2. The issuer's market capitalization

Information on the issuer's market capitalization for the last 5 accomplished fiscal years and as of the end date of the last accomplished report period:

Total market capitalization of OJSC "VolgaTelecom":

End date of fiscal year/end date of the last accomplished report period	Total capitalization, US$
31.12.2000	124 845 000 *
31.12.2001	83 984 499 **
31.12.2002	372 563 397
31.12.2003	703 247 172
31.12.2004	946 325 261
30.06.2005	1 033 824 357

** The number of ordinary and preferred shares transactions in the last quarter of 2000 was less than 10, weighted average price and capitalization amount by ordinary and preferred shares are calculated on the basis of bilateral transactions concluded in fact at trading session via NCP "Stock exchange RTS" during quarter IV of 2000.*

*** The number of preferred shares transactions in the last quarter of 2001 was less than 10, weighted average price and capitalization amount by preferred shares are calculated on the basis of bilateral transactions concluded in fact at trading session via NCP "Stock exchange RTS" during quarter IV of 2001.*

The issuer's shares are allowed for circulation by three organizers of trading at securities market:

- Non-commercial partnership "Stock exchange "Russian trading system" (NCP Stock exchange "RTS");

- Open Joint Stock Company "Stock exchange "Russian trading system" (OJSC "Stock exchange RTS");

- Closed Joint Stock Company "Moscow Interbank Currency Exchange" (CJSC "MICEX").

NCP Stock exchange "RTS"- the organizer of trading is selected for calculation of weighted average price of a share; the issuer's shares have been circulating there since December 1996.

Methods of determining the issuer's market capitalization:

Market capitalization is calculated as the product of shares quantity of the corresponding category (type) by weighted average price of a share of this category (type). Weighted average price of a share is calculated by 10 largest transactions made via the organizer of trading at the securities market in the month preceding the month in which the last report quarter ends or in the last month of each accomplished fiscal year, for which the issuer's market capitalization is indicated.

In case, if during the month indicated in this item there were less than 10 transactions made via the organizer of trading at the securities market, then the weighted average price of a share is calculated by 10 largest transactions made via the organizer of trading at the securities market during 3 last months preceding the month in which the last report quarter ends, or during 3 last months of each accomplished fiscal year for which the information on the issuer's market capitalization is indicated.

In case, if during the 3 months indicated above in the present item there were less than 10 transactions made via the organizer of trading at securities market, then the method of issuer's market capitalization defining on the basis of calculation of weighted average price of shares allowed for circulation by the organizer of trading at the securities market, by 10 largest transactions, made via trade organizer at the securities market, is not applied.

In case, if during the 3 months indicated above in the present item there were less than 10 transactions made via the organizer of trading at securities market, then the issuer's market capitalization is calculated on the basis of weighted average price of shares allowed for circulation by the trade organizer at the securities market, the price being calculated on the basis of bilateral transactions concluded in fact at trading session via the organizer of trading at the securities market during 3 months indicated above in the present item.

In case if the information on concluded transactions for some reasons may not be presented by the trade organizer at the securities market, the methods of defining the issuer's market capitalization on the basis of calculation of weighted average price of shares, allowed for circulation by the organizer of trading at the securities market, are not applied.

Ordinary registered shares:

End date of fiscal year/end date of the last accomplished report period	Weighted average price, US$	Number of shares	Capitalization, US$	Period of weighted average price calculation
31.12.2000	1,32000 *	87 508 200	115 510 824 *	3 months *
31.12.2001	0,83640	87 508 200	73 191 858	3 months
31.12.2002	1,25144	245 969 590	307 816 184	1 month
31.12.2003	2,33161	245 969 590	573 505 156	3 months
31.12.2004	3,12287	245 969 590	768 131 054	1 month
31.06.2005	3,41118	245 969 590	839 046 546	1 month

Preferred registered shares:

End date of fiscal year/end date of the last accomplished report period	Weighted average price, US$	Number of shares	Capitalization, US$	Period of weighted average price calculation
31.12.2000	0,32000 *	29 169 300	9 334 176 *	3 months *
31.12.2001	0,37000 **	29 169 300	10 792 641 **	3 months **
31.12.2002	0,78976	81 983 404	64 747 213	3 months
31.12.2003	1,58254	81 983 404	129 742 016	1 month
31.12.2004	2,17354	81 983 404	178 194 208	1 month
31.06.2005	2,37582	81 983 404	194 777 811	1 month

** The number of ordinary and preferred shares transactions in the last quarter of 2000 was less than 10, weighted average price and capitalization amount by ordinary and preferred shares are calculated on the basis of bilateral transactions concluded in fact at trading session via NCP "Stock exchange RTS" during quarter IV of 2000.*
*** The number of preferred shares transactions in the last quarter of 2001 was less than 10, weighted average price and capitalization amount by preferred shares are calculated on the basis of bilateral transactions concluded in fact at trading session via NCP "Stock exchange RTS" during quarter IV of 2001.*

2.3. The issuer's liabilities

2.3.1. Accounts payable

The total amount of accounts payable and the total amount of overdue accounts payable of the issuer is provided as of 01.07.2005:

Indicator description	Quarter 2 of 2005
Total amount of accounts payable (thousand rubles)	14 084 517
Total amount of overdue accounts payable (thousand rubles)	267 094

The issuer's overdue accounts payable consists of debt obligations to Vnesheconombank № 63-1-1-27 of 21.03.1995, № 55 -1-1-27 of 21.03.1995, № 61-1-1-27 of 21.03.1995, № 60 -1-1-27 of 21.03.1995, № 54 -1-1-27 of 21.03.1995, № 50-1-1-27 of 21.03.1995, № 216-1-1-27 of 10.07.1997, № 218-1-1-27 of 10.07.1997, № 153-1-1-27 of 02.12.1996.

The reason of default on obligations is default of year 1998.

Activities are carried out to repay the principal debt and to restructure the overdue part with writing-off of penalty rates in accordance with article 104 of Federal law "On federal budget for 2005" №173 of 23.12.2004.

In accordance with adopted program of management of overdue part of the debt the budget of 2005 stipulates repayment of overdue debt during the period of repayment of the principal debt.

The period of repayment of overdue accounts payable is to 2007 inclusive.

The issuer's credit policy is aimed at the increase of share of long-term obligations in the total amount of the Company's accounts payable.

The advantages of long-term crediting:

- Low rate to raise funds;
- Debt load is distributed for a longer period;

- Wider capabilities to manage the debt portfolio in order to increase the debts' liquidity and to minimize the costs to raise borrowed funds;
- Conducting the operations with own debt securities allows for flexible management of arrears.

As of 30.06.2005

Accounts payable item	Payment occurrence date						
	As of 01.07.2005	Up to 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	Over 1 year
Short-term and long-term liabilities, total, including:	14084517	2877714	1250892	418204	1453707	1700000	6384000
Accounts payable, total, including:	3674118	2050315	1011892	283204	328707	0	0
To the suppliers and contractors	2347915	1056562	704375	258271	328707		
Bills for payment							
To the issuer's affiliated persons/entities							
Remuneration of labor	242892	242892					
Backlog to the budget and extrabudgetary funds	252185	252185					
Other accounts payable	831126	498676	307517	24933			
Credits, total	5622781			135000	404000	700000	4383781
Loans, total, including:	2416791		239000		721000		456791
Bonded loans	1000000					1000000	
Other liabilities	2370827	827399					1543428

Overdue accounts payable, total, including:	267 094
To the budget and extrabudgetary funds, thousand rubles	-
Overdue indebtedness under credits, thousand rubles	-
Overdue indebtedness under the loans of Vnesheconombank, thousand rubles	267 094

The creditors whose share in the total amount of accounts payable is at least 10%:

Full brand name of the creditor	Abbreviated brand name of the creditor	Location	The amount of accounts payable, thousand rubles	The amount of overdue accounts payable, thousand rubles	Terms and conditions of overdue accounts payable, thousand rubles	Miscellaneous
Quarter 2 of 2005:						
Volgo-Vyatskyi bank of RF SB	VVB of RF SB	Nizhny Novgorod city	4 276 691	-	-	-

2.3.2. The issuer's credit background

Credit agreements and loan contracts, the amount of principal debt under which is 5 and more percent of the issuer's net assets value, as of 01.07.2005 and for the last 5 accomplished fiscal years:

Liability description	Creditor's (debt holder's) name	The amount of principal debt, thousand rubles	Term of credit (loan) / credit payment period
2000:			
In 2000 the specified credit contracts and (or) loans were not concluded			
2001:			
In 2001 the specified credit contracts and (or) loans were not concluded			
2002:			
In 2002 the specified credit contracts and (or) loans were not concluded			
2003:			
Bonded loan	Large investors, legal entities and natural persons	1 000 000	3 years (credit payment period 21.02.2006)
2004:			

Liability description	Creditor's (debt holder's) name	The amount of principal debt, thousand rubles	Term of credit (loan) / credit payment period
Credit line in RF rubles	JSC Savings Bank of RF (OJSC) Volgo-Vyatskyi bank	1 480 000	5 years (credit payment period 09.06.2009)

The Issuer performed timely and in full the liabilities on the bonds issue and on the contract of credit line with Volgo-Vyatskyi bank of Russian Federation Savings Bank (OJSC), the aggregate face value of which is 5 and more percent of the balance-sheet value of the Issuer's assets as of the date of the last accomplished quarter, preceding the state registration of the report on the results of the bonds issue.

2.3.3. The issuer's liabilities from the guarantee provided to third parties

Guarantees in the form of pledge and surety, making more than 5 % of the issuer's balance-sheet assets, for quarter 2 of 2005 and for the last 5 accomplished fiscal years:

Indicator description	2000	2001	2002	2003	2004	Quarter 2 of 2005
Total amount of the issuer's liabilities from the guarantee it provided (thousand rubles)	-	251 785	1 903 425	4 526 462	8 116 121	8 375 156
Total amount of liabilities of third parties under which the issuer provided guarantees in the form of pledge or surety to third parties (thousand rubles)	-	88 311	1 133 672	1 237 455	1 393 526	1 396 885

The information on each of the issuer's liabilities of providing guarantee to third parties (including in the form of pledge or surety) making up at least 5 percent of the issuer's balance-sheet assets value for the last accomplished fiscal year or for the last accomplished report period till the date of approval of the prospectus of securities:

For year 2002

The amount of guaranteed liability of the issuer (of the third party): ***815 000 thousand rubles***

Date of performance: ***2007***

Method of guarantee: ***pledge***

The amount of guarantee: ***815 000 thousand rubles***

The subject of pledge: ***equipment***

The value of the pledge subject: ***815 000 thousand rubles***
The period of guarantee: ***5 years***

Evaluation of risk of non-performance or improper performance of guaranteed obligations by third parties: ***by the issuer's evaluation the risk of non-performance or improper performance of guaranteed obligations by third parties is low.***

The factors that may result in non-performance or improper performance of guaranteed obligations by third parties: ***unforeseen political events, instability of current economic situation, unforeseen increase of tax rates, fluctuation of markets for used material resources and services, exchange rate fluctuations.***

Probability of such factors occurrence: ***the probability of occurrence of factors that may result in non-performance or improper performance of guaranteed obligations by third parties is low.***

2.3.4. The issuer's other liabilities

As of 01.07.2005 and for the last 5 accomplished fiscal years there were no agreements, including time transactions not reflected in the accounting balance-sheet which may materially affect the financial standing, liquidity of the Company, sources of finance, results of activity and expenses.

2.4. The purposes of the emission and the trends of usage of resources obtained from the issuing securities placement

In the report period there was no securities emission.

There were no funds received in the report period from issuing securities which had been placed earlier by the issuer.

2.5. Risks related to the acquisition of being placed (placed) issuing securities

Industry risks,
Country and regional risks,
Financial risks,
Legal risks,
Risks related to the issuer's activity.

2.5.1. Industry risks

The competition level in the telecom sector of the Volga Federal district economy is steadily growing.

The toughening of competition with alternative operators in all the branches of OJSC "VolgaTelecom" is observed in the sphere of value-added services and long-distance communication, despite the fact that the Company is still the leader in wire communication. The risk of reduction in income from long-distance communication due to the termination of traffic via IP-channels of alternative operators by the carriers connected to OJSC "VolgaTelecom" is

increasing. The weakening of market positions of services in the area of fixed line telephone communication occurs because of the growth of cellular communication services market.

The Company's activity may be negatively affected by malfunctions of networks and systems. Any serious breakdown or failure of data transfer by the reasons which are out of the Company's control may negatively affect the Company's activity and its financial performance. OJSC "VolgaTelecom" is continuously improving its strategy to overcome the consequences of the events of such kind.

There are also risk related to the increase of the cost of equipment, electric power and other services (products) that are required for the Company's operation.

On the one hand it will result in the increase of products (services) prime cost and on the other hand when the issuer operates in high competitive environment it may result in the reduction of prices for rendered services which may considerably reduce the Company's profit.

Upon the whole, the influence of industry risks on the Company's activity is assessed as minimal, as after the consolidation OJSC "VolgaTelecom" acquired the opportunity to use uniform infrastructure and technical facilities within the limits of the Volga Federal district. This allows for providing the users with maximum wide range of telecommunication services, and also for effectively developing interregional telecommunication networks in order to reduce the prime cost and increase the cost-efficiency of services.

2.5.2. Country and regional risks

At present the process of creation vertically and horizontally integrated holdings, reorganization of companies is gong on in the region; this may in future result in growth of regional business sector efficiency, and as a consequence, in the increase in investments into the Volga Federal district economy. In the Company's opinion, the economic situation in the region and the relations with authorities of Russian Federation subjects and with local authorities are developing positively, which influences favorably the activity of the interregional Company and its capacity to perform its obligations.

In future, the reasons of the situation destabilization may be:

1) Interference of the state regulatory bodies into Inter-Regional Company's activity. The Company is strengthening objectively its positions at the market. In addition, the number of management subjects is reduced for the regulatory body. Hence, the consolidated company would attract more attention to its activity.
2) Decrease by regional authorities in financing of programs of telephonization of their regions.

Besides, the territory of the Volga district is characterized by high environment risks due to geographical particularities of the region. At the same time, OJSC "VolgaTelecom" has long-term experience of successful operative liquidation of the consequences of impact of disasters on technical facilities and infrastructure of the Company's telecommunication network. OJSC "VolgaTelecom" interacts closely with federal and regional bodies of Russia's EMERCOM and receives considerable state support. Herewith, the interregional Company regularly takes preventive measures in order to prevent and minimize the impact of consequences of unfavorable climate conditions on economic activity efficiency.

2.5.3. Financial risks

The issuer's exposure to risks related to the change of interest rates, foreign currency exchange rates (due to the issuer's activity or due to hedging executed by the issuer in order to reduce unfavorable consequences of the above stated risks influence):

In the Company's debt portfolio all bank credits have fixed interest rate; in addition, after the change of refinancing rate of RF Central Bank since 15.06.2004, which was reduced to 13% per year for valid and newly concluded credit agreements, the interest rate was also reduced as agreed with financial institutions. For the specified reasons the interest risk is insignificant.

As in the course of moderate inflation the prices for commodities and materials have the tendency to grow, the nominal value of the Company's financial requirements for these purposes also grows. The Company conducts contracted policy of delays in payment in order to reduce the actual price of inventories by reducing the share of advance payments for the supplies and the extension of time for further payments. Thus, the inflation risk is minimal.

The issuer's financial standing exposure (its liquidity, sources of financing, the activity results, etc.) to the changes in currency exchange rates (foreign exchange risks):

The share of contracts concluded by OJSC "VolgaTelecom" with suppliers and contractors in foreign currency is insignificant and tends to reduction.

The share of accounts payable in foreign currency in the total amount of long-term and short-term liabilities made out:

	2001	2002	2003	2004
The share of accounts payable in foreign currency, %	28,6	33,0	11,2	8,0

That is why it is possible to state that the issuer's exposure to risks related to the change of foreign currency exchange rate is minimal.

The indicators of the issuer's financial reporting that are most exposed to the change as a result of financial risks influence:

Probability of occurrence of the above listed financial risks (sharp change of currency rates, inflation and growth of interest rates) in the years to come is evaluated by the issuer as low.

2.5.4. Legal risks

The issuer is equally exposed to legal risks as other organizations in Russian Federation.

In the first place, these are the changes of current legislation of Russian Federation that result in unpredictability of results when carrying out operational and investment activity of long-term nature.

Secondly, these are contradictions between the laws, decrees of the President of Russian Federation, the Government acts and directions of ministries, as well as between local, regional and federal legislation and statutory acts which often contain ambiguous interpretation of the same regulatory requirements.

In the third place, these are the delays in passing or lack of by-laws, ensuring the execution of this or that legislation, causing significant flaws in statutory-legal base. For example, Federal law "On communication" that became effective since January 1, 2004 contains great many of reference rules to by-laws which by now are not adopted in full.

The fourth, these are the risks related to the reform of governmental authorities and organs paralyzing the activity of the authorities.

Fifthly, this is poorly efficient warranties of getting protection in Russian court and of enforced execution of judicial decisions.

During the report period the risks related to the possibility of change of foreign currency law were considered by the issuer as minimal. While carrying out its financial-economic activity the issuer had the risks resulting from the need of compliance with the requirements of legislation when performing operations with foreign currency.

The risks related to the change of tax laws are considered by the issuer as minimal, as the issuer is a bona fide taxpayer and any special taxation regulations are not applicable to it.

The risks in the area of customs law did not have vital importance for the issuer's activity. The issuer acquires the major part of the equipment under leasing contracts; therefore the risks of customs clearance and acceptance of equipment delivered by foreign suppliers are borne by the lessor.

The change of requirements for licensing the issuer's core activity did not essentially affect its activity.

The changes of court practice on the issues related to the issuer's activity cannot affect negatively the results of its activity, as current trials and the amount of claims to the issuer are insignificant.

2.5.5. Risks related to the issuer's activity

The issuer is a party to judicial trials on the issues of current activity, and in case if their result is unfavorable, the risks for the issuer will be insignificant.

The risks of possible liability of the issuer for the debts of third parties, including of the issuer's affiliated companies, are insignificant, as the issuer observes the requirement of current legislation at realization of rights and liabilities with regard to third parties, including affiliated companies of the issuer.

The risks connected with lack of opportunity to extend the terms of issuer's licenses for the execution of specific activity kinds are minimal. The validity terms of the issuer's licenses expire in different time, and namely: in the period from 2005 till 2012. There are no hindrances to the extension of the validity term of the issuer's licenses for the execution of specific kind of activity.

Risks related to the possibility of losing consumers, whose share in the total proceeds from the sale of the issuer's products (works and services) is at least 10%:

There are no specified consumers.

III. Detailed information on the issuer

3.1. Background of establishment and development of the issuer

3.1.1. Data on the brand name (name) of the issuer

The issuer's full and abbreviated brand names:

Открытое акционерное общество «ВолгаТелеком»

Open Joint Stock Company «VolgaTelecom»

ОАО «ВолгаТелеком»

OJSC «VolgaTelecom»

Based on Russian Federation law "On trade marks, service marks and goods location origin" the issuer's brand name is registered as the ***trade mark*** and the service mark on December 15, 2002 in the State Register of trade marks and service marks of Russian Federation as regards the following services: 38 – telecommunications. ***Certificate for the trade mark (service mark) is***

№ 231259. Registration of the trade mark is valid on the entire territory of Russian Federation during the period of 10 years since May 31, 2002.

Data on changes in the issuer's name and business legal structure:

01.04.1991

State enterprise of communication and informatics "Rossviyazinform" of Nizhny Novgorod oblast

SECI "Rossvyazinform"

15.12.1993

Joint Stock Company of Open Type "Svyazinform" of Nizhny Novgorod oblast

JSCOT "Nizhegorodsvyazinform"

The name was introduced as a result of reorganization of state enterprise of communication and informatics "Rossvyazinform" of Nizhny Novgorod oblast in accordance with the Decree of the President of Russian Federation of 01.07.92 № 721 "On organizational measures for reorganization of state enterprises. Voluntary affiliation of state enterprises into joint stock companies" and the regulation of Government of Russian Federation dated of December 22, 1992 № 1003 "On privatization of communication enterprises".

12.08.1996

Open Joint Stock Company "Svyazinform" of Nizhny Novgorod oblast

OJSC "Nizhegorodsvyazinform"

The name was introduced to reconcile it with RF Civil Code and Federal law "On joint stock companies".

28.06.2002

Open Joint Stock Company "VolgaTelecom"

OJSC "VolgaTelecom"

The name was introduced in accordance with the resolution of general meeting of stockholders of 28.06.2002, minutes № 10.

3.1.2. Data on the issuer's state registration

Certificate of state registration of legal entity:

The issuer's state registration number: ***448***

The issuer's state registration date: ***15.12.1993***

The name of the state registration body: ***Committee for management and control of city's property and land resources of administration of the city of Nizhny Novgorod***

Certificate of making an entry into Single state register of legal entities about the legal entity registered before July 1, 2002:

The issuer's basic state registration number: ***1025203014781***
The issuer's state registration date: ***01.08.2002***
The name of the state registration body:
Inspection of Russia's Ministry of Tax Collection for Nizhegorodskyi district of the city of Nizhny Novgorod

3.1.3. Data on the issuer's creation and development

In 1993 as a result of privatization of state enterprise of communication and informatics "Rossvyazinform" there was registered joint stock company of open type (JSCOT) "Svyazinform" of Nizhny Novgorod oblast, which in 1996 was transformed into Open Joint Stock Company (OJSC) "Nizhegorodsvyazinform". Thus, the issuer has been operating for 11 years and 6,5 months since the date of its state registration (15.12.1993) and has been established as per the Company's Charter for the unlimited period of activity. General objective of the company's establishment was to increase the efficiency of the state economic system and to transit from planned economy to market relations. Belonging to the area of service production determines the Company's major objective, which consists of obtaining additional profit via tracking and reacting to the market demands with further satisfaction of the demand for services.

In 1993 the company got independence in the management of its own production and financial resources. Following the obtaining of economic independence OJSC "Nizhegorodsvyazinform" started active modernization of communication networks by transforming the existing capacities and constructing the new ones only on the basis of digital data transmit systems. Annual increase in the network subscriber capacity amounted to 70 thousand lines per year.

Since 1996 due to active implementation of the latest communication services on the basis of high technological level equipment OJSC "Nizhegorodsvyazinform" has started to provide Internet access services. In addition, OJSC "Nizhegorodsvyazinform" has been gradually expanding the list of high-tech services – ISDN, phone cards system, as an element of intelligent network, IP- telephony, xDSL-based digital access, voice mail, etc.

In 1994 OJSC "Nizhegorodsvyazinform" shares entered Russia's market of securities. In 1997 the Company issued ADRs of Level I, traded at present at the following trading sites:

The site's name	CUSIP (WKN)	ADR ticker	ISIN
USA OTC	928660109	VLGAY (VLGAY.PK)	-
Frankfurt stock exchange (FSE)	910415	NZH (NZHGy.F)	US9286601094
Berlin stock exchange (BerSE)	910415	NZH (NZHGy.BE)	US9286601094
Trading site of Germany (Xetra)	910415	NZH (NZHGy.DE)	US9286601094
Stuttgart stock exchange (SSE)	910415	NZH (NZHGy.SG)	US9286601094

Up to the second half of 2002 OJSC "Nizhegorodsvyazinform" had been the leading operator at telecommunications market of the city of Nizhny Novgorod and Nizhny Novgorod oblast, a natural monopolist in the area of providing the services of local, DLD & ILD communication. The Company was the 4-th by the size of telephone network among Russia's regional operators.

In 2002 on the basis of OJSC "Nizhegorodsvyazinform", by affiliating 10 enterprises of communication of the Volga region, there was established Open Joint Stock Company "VolgaTelecom" – communication enterprise of the Volga region.

The resolution on reorganization by way of incorporating to OJSC "VolgaTelecom" was adopted by overwhelming majority of votes at extraordinary meetings of shareholders of incorporated companies in autumn of year 2001.

In July 2002 the Board of directors of OJSC "VolgaTelecom" adopted the resolution on increasing the Company's charter capital. Additional issue of shares was placed within the limits of declared shares by converting the shares of incorporated communication operators of the Volga region into them.

As of November 30, 2002 10 incorporated joint stock companies were excluded from the Single state register of legal entities; their property, assets, personnel were transferred to appropriate regional branches of OJSC "VolgaTelecom". The shares and bonds of these companies were converted into OJSC "VolgaTelecom" shares and bonds.

The incorporated company network covers the territory of 665 thousand square kilometers and provides communication services to over 21 million people.

OJSC "VolgaTelecom" has the licenses to provide the services of local, DLD & ILD phone communication, recording communication, radio broadcasting, etc. in eleven regions of the Volga Federal district.

The Company is a large Internet provider, directly or via affiliated companies it provides the services of paging and mobile communication of various standards.

3.1.4. Contact information

The issuer's location: ***Post House, M.Gorky square, Nizhny Novgorod, Russian Federation, 603000***

The issuer's mail address: ***Post House, M.Gorky square, Nizhny Novgorod, Russian Federation, 603000***

Location of the issuer's permanent executive body: ***Post House, M.Gorky square, Nizhny Novgorod, Russian Federation, 603000***

Phone number: ***(8312) 33 20 47***

Fax number: ***(8312) 30 67 68***

E-mail address: *gd@vt.ru*

The address of the web-site in the Internet where the information on the issuer and securities issued by it is available:
http://www.vt.ru

http://www.vt.ru/?id=217

Location of the issuer's special department for shareholders and investors relations:

Department of securities and capital markets

Post House, M.Gorky square, Nizhny Novgorod

Phone number: ***(8312) 30 06 68, 34 38 54***

Fax number: ***(8312) 34 38 54***

E-mail address: ***d.sokolov@vt.ru***

3.1.5. Taxpayer Identification Number (TIN)

Taxpayer Identification Number

5260901817

3.1.6. The issuer's branches and representation offices

The issuer's branches and representation offices.

Name: ***Kirov branch***

The power of attorney validity term has been changed: ***till 01.07.2006***

Name: ***Nizhny Novgorod branch***

No changes.

Name: ***Orenburg branch***

No changes.

Name: ***Penza branch***

The power of attorney validity term has been changed: ***till 01.07.2006***

Name: ***Samara branch***
The power of attorney validity term has been changed: ***till 01.07.2007***

Name: ***Saratov branch***
The power of attorney validity term has been changed: ***till 01.07.2006***

Name: ***Ulyanovsk branch***
The power of attorney validity term has been changed: ***till 01.07.2006***

Name: ***branch in the Republic of Maryi El***
No changes.

Name: ***branch in the Republic of Mordoviya***
The power of attorney validity term has been changed: ***till 01.07.2006***

Name: ***branch in the Republic of Udmurtiya***
The power of attorney validity term has been changed: ***till 01.07.2006***

Name: ***branch in the Republic of Chuvashiya***
The power of attorney validity term has been changed: ***till 01.07.2007***

3.2. The issuer's core economic activity

3.2.1. The issuer's industry membership

The codes of main industry's trends of activity in accordance with OKVED.

64.20 Activity in communication area

64.20.11	*Activity in telephone communication area*
64.20.12	*Activity in the area of recording communication*
64.20.21	*Activity in the area of transmission (broadcasting) and distribution of TV programs*
64.20.22	*Activity in the area of transmission (broadcasting) and distribution of radio programs*
64.20.3	*Other activity in communication area*

3.2.2. The issuer's core economic activity

The issuer's core economic activity kind is to render **communication services.** For quarter II of 2005 the income received from core activity, i.e. from communication services amounted to 5 002,7 million rubles.

The share of telecommunication services income in all kinds of proceeds, including interests receivable (line 060, form 2), income from participation in other organizations (line 080 form 2), other operating earnings (line 090 form 2), non-sales earnings (line 120 of form 2) is 94,7 %.

The increase in communication services income for quarter II as compared to the relevant period of the past year amounted to 116, 7%. The specified growth of proceeds is caused by the development of telecommunication facilities, change of tariffs for telecommunication services.

Telecommunication services are not referred to seasonal kinds of activity.

3.2.3. Major types of products (works, services)

The major types of products of OJSC "VolgaTelecom" making more than 10 % of the total volume are the services of local and long-distance telephone communication, the services of connection and transit of traffic. The indexes of sales of the specified services are presented in the table below:

Major types of products (works, services) that produced more than 10 % of the sales volume

Indicator description	Quarter 2 of 2005
DLD & ILD telecommunication services	
Proceeds amount, thousand rubles	1 530 500
Share in the total amount of proceeds, %	29,87
City's telephone communication services	
Proceeds amount, thousand rubles	1 941 969
Share in the total amount of proceeds, %	37,90
Services of connection and transit of traffic	
Proceeds amount, thousand rubles	651 347
Share in the total amount of proceeds, %	12,71

Breakdown of expenses for production and realization of products (works and services)

Expense item description	**Quarter 2 of 2005**
1	3
Raw materials and supplies, %	**6,37**
The works and services of production nature, executed by outside organizations, %	**23,07**
Fuel, %	**1,47**
Fuel, %	**1,79**
Wage costs, %	**34,36**
Interests on credits %	**0,00**
Rental, %	**1,24**
Benefits-related deduction, %	**8,66**
Fixed assets depreciation, %	**12,61**
Taxes included into the prime cost of products, %	**1,27**
Other expenses (to be explained) %, mandatory insurance payment %, representation expenses %, miscellaneous %	**9,16** 3,29 0,37 96,33
TOTAL: expenses for production and sale of products (works, services) (prime cost), %	**100**

For reference: proceeds from the sale of products (works, services), % of prime cost	**133,92**

Standards in accordance with which the accounting statement is prepared and the calculations are presented:

- **Russian accounting standards "Income of organization", RAS 9/99** approved by order of Russian Ministry of Finance of May 6, 1999 № 32 н – as amended of December 30, 1999, March 30, 2001 and **Russian accounting standards "The expenses of organization", RAS 9/99** approved by order of RF Ministry of Finance of May 6, 1999 № 33н – as amended of December 30, 1999 and March 30, 2001.

3.2.4. Raw materials (supplies) and suppliers of the issuer

Raw materials are not used in the process of providing telecommunication services.

3.2.5. The issuer's products (works, services) sales markets

General information about the markets where the issuer conducts its activity:

The territory of the Volga Federal district of Russian Federation (except for the republics of Bashkortostan, Tatarstan, Perm oblast and Komi – Permyatsky autonomous national area).

The basic markets of OJSC "VolgaTelecom" are the following:

1. Local and intrazonal telephone communication market.
2. DLD and ILD telephone communication market.
3. Market of value-added telecommunication services (the Internet and data transfer, ISDN, xDSL, IP-telephony, intelligent network and other data transfer services).
4. Wireless and cellular communication market.
5. Other services (wire sound broadcasting, recording communication, radio broadcasting, television, satellite communication).

The basic consumer groups of telecommunication services rendered by OJSC "VolgaTelecom" are the following:

- General public;
- Self-financing organizations (large, medium and small);
- State-financed organizations.

Among negative factors capable to influence the sale of OJSC "VolgaTelecom" products are:

- Fast growth of penetration level of cellular communication services and IP-telephony;
- Toughening of competition among Internet providers;
- Expected sharpening of competitive struggle in the sphere of new technologies and services, with due account for the high level of potential competition.

The issuer's actions in case if negative factors arise:

The Company's management regularly monitors and controls the change of a number of important indicators, characterizing the efficiency of the Company's activity in the sphere of economic, financial, technical and marketing policy, for the purpose of forecasting and operative reaction to the occurring and/or increasing influence of different negative factors. Strategic and medium term plans of the Company's development are elaborated in the frame of pessimistic developments, which provides the Company's activity with additional factor of safety in case if crisis situations arise. Every year the correction of outlook of economic development and marketing strategy is made on the basis of the results of operation for the previous period and of analysis of change of the Company's activity conditions.

3.2.6. Data on the availability of licenses with the issuer

№№	LICENSE NAME	LICENSE NUMBER, ISSUE DATE AND VALIDY TERM	THE NAME OF THE BODY ISSUED THE LICENSE
1.	Provision of services of local and intrazonal telephone communication	№ 23245 of 04.10.2002 (till 04.10.2012);	License of RF Ministry on communication and informatization
2.	Provision of services of local, long distance and international telephone communication (by using the network of call offices, payphone network)	№ 24345 of 28.11.2002 (till 28.11.2007);	License of RF Ministry on communication and informatization
3.	To let communication channels on lease	№ 23246 of 12.09.2002 (till 12.09.2007);	License of RF Ministry on communication and informatization
4.	Provision of services of telematic services	№ 23240 of 01.08.2002 (till 01.08.2007);	License of RF Ministry on communication and informatization
5.	Provision of services of telegraph communication	№ 23243 of 14.11.2002 (till 14.11.2007);	License of RF Ministry on communication and informatization
6.	Provision of services of data transfer	№ 23241 of 01.08.2002 (till 01.08.2007);	License of RF Ministry on communication and informatization
7.	Provision of services of broadcasting sound programs over wire broadcasting network	№ 23721 of 12.09.2002 (till 12.09.2007);	License of RF Ministry on communication and informatization
8.	Provision of services of cellular radio telephone communication in the frequency range: NMT- 450 MHz (Samara oblast) GSM - 900/1800 MHz (the Republic of Maryi El) IMT-MC 450 (Samara oblast)	№ 23242 of 14.11.2002 (till 01.02.2006); № 23244 of 28.11.2002 (till 17.03.2010); № 27602 of 18.08.2003 (till 18.08.2013);	License of RF Ministry on communication and informatization
9.	Provision of services of mobile radio telephone communication	№ 24343 of 28.11.2002 (till 28.11.2005);	License of RF Ministry on communication and informatization
10	Provision of services of personal radio call	№ 24344 of 28.11.2002 (till 28.11.2005);	License of RF Ministry on communication and informatization
11	Services of personal radio call over FM VHF	№ 11917 of 31.10.2002 (till 08.04.2004); **(the letter to cancel the license is sent)**	License of RF Ministry on communication and informatization
12	Provision of services of	№ 17234 of 31.10.2002 (till	License of RF Ministry on

	broadcasting TV programs over cable TV network	25.01.2006) Republic of Mordoviya; № 20830 of 31.10.2002 (till 18.01.2007) Saratov oblast; № 14602 of 31.10.2002 (till 09.03.2005 **extended till 08.06.2005**). *(new license N 32182 is prepared, it is in the course of being processed)* The Republic of Chuvashiya; № 14461 of 31.10.2002 (till 09.03.2005 **extended till 27.06.2005**) *(new license N 32183 is prepared, it is in the course of being processed)* The Republic of Maryi El; № 25379 of 31.10.2002 (till 14.03.2006) Orenburg oblast; № 26974 of 23.05.2003 (till 23.05.2008) Nizhny Novgorod oblast; № 27620 of 18.08.2003 (till 18.08.2006) Samara oblast; № 30356 of 30.12.2003 (till 31.12.2006); (Kirov oblast)	communication and informatization
13.	Provision of services of on-air broadcasting of sound programs	№ 17571 of 31.10.2002 (till 15.03.2006) Nizhny Novgorod oblast; № 19983 of 31.10.2002 (till 08.11.2006) Samara oblast; № 15426 of 31.10.2002 (till 19.05.2005) The Republic of Mordoviya; № 12282 of 31.10.2002 (till 24.06.2004) *(license № 31291 is prepared, it is in the course of being processed)* Kirov oblast; № 23257 of 31.10.2002 (till 01.08.2005.) Orenburg oblast;	License of RF Ministry on communication and informatization
15.	Provision of services of on-	№ 23264 of 31.10.2002 (till	License of RF Ministry on

	air broadcasting of TV programs	20.05.2007) The Republic of Mordoviya; № 23257 of 31.10.2002 (till 01.08.2005) Orenburg oblast; № 12282 of 31.10.2002 (till 24.06.2004.) *(license № 31291 is prepared, it is in the course of being processed)* Kirov oblast; № 25357 of 14.03.2003 (till 14.03.2006). Samara oblast;	communication and informatization
	Telecommunication services for the purposes of on-air broadcasting	The Republic of Maryi El № 31262 of 05.04.2005 till (05.04.2010)	License of Federal agency of supervisory control in the sphere of telecommunication
	Telecommunication services for the purposes of on-air broadcasting	Nizhny Novgorod oblast, Settlement Novo-Smolino № 31263 of 05.04.2005 (till 05.04.2010)	License of Federal agency of supervisory control in the sphere of telecommunication
16	Provision of services of mobile radio communication	№ 26275 of 23.05.2003 (till 23.05.2006);	License of RF Ministry on communication and informatization
	For repair of measuring equipment	№ 000383-P of 21.01.2005 till 21.01.2010	Federal agency for technical regulation and metrology
17.	For carrying out medical activity	№ Г 793689 M 147 of 03.04.2003 (till 03.04.2008); № 1421-П of 27.12.2002 (till 27.12.2007);	Nizhny Novgorod registration chamber Ministry of Public Health of Udmurtiya Republic
18.	Activity on construction of buildings and structures of I and II levels of responsibility in accordance with the state standard	ГС-4-52-02-26-0-5260901817-002029-2 of 09.01.2003 (till 09.01.2008); ГС-4-52-02-22-0-5260901817-001771-1 of 03.10.2002 (till 03.10.2007); Д 324172 of 14.06.2002 (till 14.06.2007); ГС-4-52-02-22-0-5260901817-001732-1 of 19.09.2002 (till 19.09.2007)	RF state committee on construction and housing and municipal complex

19.	Activity for fire prevention and extinguishing	№ 1/01031 of 21.05.2003 (till 21.05.2008);	Russia's EMERCOM State department of state fire fighting service
20.	The right of use of subsurface resources	ИЖВ № 00700 till 29.01.2021	Ministry of natural resources and environment protection
21.	Subsurface water production for domestic and production needs and for sprinkling of the territory of the inventories depot of Saratov branch of OJSC "VolgaTelecom"	СРТ № 00864 till 10.04.2020	Main department of natural resources and environment protection of Russia's Ministry of natural resources for Saratov oblast
22.	The right of use of subsurface resources to produce subsurface water by OJSC "VolgaTelecom"	СМР №00968 till 21.06.2027	Main department of natural resources and environment protection of Russia's Ministry of natural resources for Samara oblast
23	Commercial fisheries as related to fish output	ПРБ № 000345 till 17.02.2006	State Committee on Fisheries
24	The right of use of subsurface resources to produce drinking subsurface water for domestic water supply	ЙШК № 01818 ВЭ till 25.02.2010	Regional agency of the Ministry of natural resources of RF for the Volga Federal district Territory of camp "Chaika" Zvenigovskiy region of the Republic of Maryi El
25.	For carrying out the activity of hazardous waste handling	М04/0011/Л of 31.05.2004	Russian Federation Ministry of natural resources
26.	Carrying out works on installation, repair and servicing of fire fighting means ensuring fire security of buildings and constructions	№ 2/01817 of 21.05.2003 (till 21.05.2008);	Russia's EMERCOM State department of state fire fighting service
27.	Carrying out surveying and mapping activities: 1. Geodesical works during engineering surveying, construction and operation of buildings and structures, land surveying, keeping cadastres, and other surveys; 2. topographic survey of general purpose and its control at 1:500- 1:10000 scale topographic survey of ground and underground constructions at 1:500-	ВВГ-00312 of 23.12.2002 (till 23.12.2007); ВВГ-00313к of 23.12.2002 (till 23.12.2007);	Federal service of surveying and mapping of Russia Upper – Volga territorial zone

	1:5000 scale		
	Position finding of geodetic points and points on the surface by using geodetic satellite borne receivers (autonomous equipment of position finding) at conducting engineering surveys, construction and operation of buildings and structures, land surveying, keeping cadastres, and other surveys and special works.	№ ВВГ-01138Г of 12.05.2005 (till May 12, 2010)	Russia's federal service of surveying and mapping
28.	Retail sale of alcoholic products	№ Д 054086 1692 of 27.12.2002 (till 26.12.2005); № 05679-42 of 21.02.2003 (till 21.02.2006);	Ministry of trade and household services of Udmurtiya Republic Penza's oblast licensing committee
29.	Activities and provision of services in the area of protecting state secrets	№ 111 of 11.12.2002 № 154 of 29.01.2003 № 524 of 09.12.2002 № 194 of 17.06.2003 № 266 of 21.08.2003	Territorial departments of Federal Security Service
30.	Carrying out the activities and provision of services for protection of state secret related to operation of cryptoservice	ЛФ/07-615-52 of 31.03.1999	Federal Agency for Security of Communication and Information
31.	Educational activity	№ 534 series A056696 of 22.2000 (till 22.06.2003); № 43/ДО-5/53-0 of 24.04.2001 (till 4.04.2006);	Committee on licensing, attestation and state accreditation in the area of education with the Government of Udmurtiya Republic Department of education of Kirov's oblast
32.	Transportation of passengers by automobile transport	№ АСС 52 000640 of 15.10.2002 (till 4.10.2007);	Licensing chamber
33.	Transportation of passengers by truck transport	№ ГСС 52 000639 of 15.10.2002 (till 4.10.2007);	Licensing chamber
34.	Works with the use of data making up state secret	№ 265 of 21.08.2003 № 523 of 09.12.2002 № 523/1 of 19.12.2002 № 523/2 of 19.12.2002 № 523/3 of 19.12.2002 № 523/4 of 19.12.2002 № 523/5 of 19.12.2002	Territorial departments of Federal Security Service

		№ 126 of 09.04.2003 № 126/1 of 09.04.2003 №126/2 of 09.04.2003 №277/1 of 11.07.2003 №277 of 11.07.2003 № 193 of 17.06.2003 № 152 of 17.03.2003 №152/1 of 17.03.2003 № 153 of 29.01.2003 № 153/4 of 29.01.2003 № 153/3 of 29.01.2003 № 153/2 of 29.01.2003 № 153/1 of 29.01.2003 ЛЗ/180 of 09.12.2002 № 110 of 11.12.2002 № 110/1 of 11.12.2002 № 406 of 17.02.2003	
35.	For radio broadcasting:		RF Ministry on press, TV and radio broadcasting, and mass media
36	Mass medium "Volna"	Series PB № 7557 of 13.08.2003 (till 13.08.2008);	
37	Mass medium "Volna"	Series PB № 7651 of 23.09.2003 (till 03.07.2005);	
38	Mass medium "Volna"	Series PB № 7667 of 24.09.2003 (till 24.09.2008);	
39	Mass medium "Volna"	Series PB № 7416 of 26.06.2003 (till 4.07.2008);	
40	Mass medium "Pulse of Nizhny"	Series PB № 7218 of 24.04.2003; (till 12.11.2006)	
41	Mass medium "Retro-Aliyans"	Series PB № 7363 of 09.06.2003 (till 16.02.2006);	
42	Mass medium "Radio on "VolgaTelecom" wave"	Series PB № 8567 of 24.11.2004 (till 05.07.2009);	
43	Mass medium "Radio on "VolgaTelecom" wave"	Series PB № 8564 of 24.11.2004 (till 04.03.2009);	

44	Mass medium "Radio on "VolgaTelecom" wave"	Series PB № 8565 of 24.11.2004 (till 04.03.2009);	
45	Mass medium "Radio on "VolgaTelecom" wave"	Series PB № 8566 of 24.11.2004 (till 04.03.2009);	
	Mass medium "MIR"	Series PB № 7219 of 24.04.2003 (till 25.01.2006);	
	Mass medium "Radio "Russian lad"	Series PB № 7980 of 18.12.2003 (till 18.12.2008);	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage
46.	Mass medium "Radio "Russian lad"	Series PB № 8552 of 15.11.2004	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage
47.	Mass medium "Radio "Russian lad"	Series PB № 8553 of 15.11.2004	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage
48.	Mass medium "Radio "Russian lad"	Series PB № 8554 of 15.11.2004	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage
49.	Mass medium "Radio "Russian lad"	Series PB № 8555 of 15.11.2004	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage
50.	Mass medium "Troika"	Series TB № 8029 of 12.01.2004	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage
51.	Mass medium "Radio "Russian lad"	Series PB № 8820 of 06.04.2005	Federal service of supervision over compliance with legislation in the sphere of mass communication and cultural heritage

The outlook as regards the probability of licenses extension.

1. The licenses for telecommunications services.

Upon the validity term expiry the licenses may be extended if all items of the license terms and conditions are observed, which is confirmed by the verification report of the territorial department of state supervision over communication and informatization (DSSCI), if the validity term of radio frequencies permission is extended (if used) and if the appropriate application is made to the licensor's address –Federal Agency for supervisory control in the sphere of communication. Due to the fact that the Law "On communication" in a new wording became effective, in order to get the license for providing communication services for TV broadcasting, radio broadcasting and broadcasting of additional information the applicant of the license must submit notarized copy of the license for broadcasting (MTVRB).

2. (for item 29 of the Table) Licenses for broadcasting are extended on the basis of the verification report of DSSCI confirming the compliance with the license terms and conditions and if the authorization documents on the

possibility of radio frequency resource usage are submitted. The licenses are extended by Russian Federation Ministry of culture and mass communication.

3. Licenses for the activity, listed in items 17 – 28, are extended subject to timely submittal of documents package, as established by the law, to the licensor's address.

With the adoption of RF Government regulation on the approval of the list of services subject to licensing, the applications were sent to extend the validity term of license № 12282 and to cancel licenses № 11917 and № 16383.

3.2.7. The issuer's joint activity

1. Name of affiliated company: CJSC "RTCOM"

Amount of investments: 20,62 thousand rubles

Purpose of investment: Profit earning

Financial result for the report quarter: NA

2. Name of affiliated company: CJSC "Nizhny Novgorod Cellular Communication"

Amount of investments: 21629,4 thousand rubles

Purpose of investment: Profit earning

Financial result for the report quarter: NA

3. Name of affiliated company: CJSC "TeleSvyazInform"

Amount of investments: 10 thousand rubles

Purpose of investment: Profit earning

Financial result for the report quarter: NA

4. Name of affiliated company: CJSC "Digital telecommunications"

Amount of investments: 8 thousand rubles

Purpose of investment: Profit earning

Financial result for the report quarter: 0,6 rubles

5. Name of affiliated company: CJSC "Orenburg-GSM"

Amount of investments: 102 thousand rubles

Purpose of investment: Profit earning

Financial result for the report quarter: NA

6. Name of affiliated company: CJSC "Ulyanovsk-GSM"

Amount of investments: 60 thousand rubles

Purpose of investment: Profit earning

Financial result for the report quarter: NA

7. Name of affiliated company: CJSC "Transsvyaz"

Amount of investments: 320 thousand rubles

Purpose of investment: Profit earning

Financial result for the report quarter: NA

8. Name of affiliated company: OJSC "TATINCOM-T"

Amount of investments: 170941,85 thousand rubles

Purpose of investment: Profit earning

Financial result for the report quarter: NA

9. Name of affiliated company: OJSC ICN "Omrix"

Amount of investments: 146,2 thousand rubles

Purpose of investment: Profit earning

Financial result for the report quarter: NA

10. Name of affiliated company: LLC "Vyatka-Page"

Amount of investments: 18,2 thousand rubles

Purpose of investment: Profit earning

Financial result for the report quarter: NA

11. Name of affiliated company: LLC "Izhcom"

Amount of investments: 600 thousand rubles

Purpose of investment: Profit earning

Financial result for the report quarter: NA

The issuer did not carry out joint activity with other organizations, did not conclude contracts of ordinary partnership. The Company has no contracts on joint activity with affiliated companies.

3.2.10. Additional requirements to the issuers whose core activity is to provide communication services

a) Licenses for communication services provision

Basic terms and conditions of licenses

Terms and conditions of carrying out the activity in accordance with license № 23245 (valid to 04.10.2012).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of local and intrazonal telephone communication of public communication network, and also the services of telephone communication by using technical facilities of communication intelligent network on the territories of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. The licensee must provide its network customers with the access to the services of long distance and international telephone communication of public communication network.

Long distance and international telephone communication services are provided by using the licensee's technical facilities over public communication network via Automatic Trunk Line Exchange (ATLX) of corresponding geographical zone of numbering under contracts with OJSC "Rostelecom" – the operator of long distance and international communication of public communication network of Russian Federation.

Intrazonal telephone communication services provision is allowed over the licensee's communication network (inside the code of zone of geographical numbering ABC), if the calling and called users are the licensee's network users or are the users of the network having connection only to the licensee's network.

3. Provision of local and intrazonal communication services, as per this license, by using microwave radio systems, is allowed upon obtaining the permission of using the operation frequencies in accordance with the industry regulatory documents.

4. It is allowed to use, at the subscriber's section, radio extenders and radio access equipment if required frequency resource is available, this resource is allocated, as per the established procedure, by the state radio frequency service with Russian Federation Ministry for communication and informatization.

Terms and conditions of carrying out the activity in accordance with license № 24345 (valid to 28.11.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of local, long distance and international telephone communication of public communication network at the territories of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast, by using the network of call offices and payphone network being created by the licensee.

Total installed capacity of the licensee's communication network is at least 19828 payphones, including:
On the territory of the Republic of Maryi El – at least 698 payphones;
On the territory of the Republic of Mordoviya – at least 640 payphones;
On the territory of the Republic of Udmurtiya – at least 2064 payphones;
On the territory of the Republic of Chuvashiya – at least 1621 payphones;
On the territory of Kirov oblast – at least 1940 payphones;
On the territory of Nizhny Novgorod oblast – at least 4361 payphones;
On the territory of Orenburg oblast - at least 2600 payphones;
On the territory of Penza oblast - at least 1320 payphones;
On the territory of Saratov oblast – at least 2264 payphones;
On the territory of Samara oblast – at least 733 payphones;
On the territory of Ulyanovsk oblast – at least 1587 payphones;

2. The licensee's payphones and call offices are connected to local telephone networks at the level of subscriber units.

3. The licensee has the right to use communication channels and physical circuits of communication network of other operators on compensation basis in accordance with the Civil code.

Terms and conditions of carrying out the activity in accordance with license № 23241 (valid to 01.08.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of data transfer of public communication network on the territory of Russian Federation subjects:
the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. Data transfer services are provided by using the licensee's data transfer network.

3. The installed subscriber capacity of the licensee's network should ensure the capability of connecting at least 77840 users by the license validity term expiry, including at least 42370 customers by the end of 2003.

4. The licensee has the right to connect the data transfer equipment to public telephone communication network, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network, and also has the right to use communication channels and physical circuits of public communication network.

5. The licensee's data transfer equipment connection to public communication telephone network, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network is made only with the rights of subscriber units.

Terms and conditions of carrying out the activity in accordance with license №23721 (valid to 12.09.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of audio programs broadcasting over the wire broadcast network on the territory of the following Russian Federation subjects: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. The licensee's network is designed for broadcasting of audio programs of All-Russia and state regional companies.

Broadcasting of other programs is possible with the availability of license for TV-radio broadcasting and appropriate contract with licensee-broadcaster.

Terms and conditions of carrying out the activity in accordance with license № 23244 (valid to 17.03.2010).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of cellular radiotelephone communication of public communication network by using GSM standard equipment in frequency range of 900/1800 MHz on the territory of the Republic of Maryi El. Cellular communication services are provided by using the licensee's communication network, which should be a part of unified cellular network of Russian Federation – Personal Communication Network-900 (PCN-900);

2. PCN-900, being created by the licensee, is connected to Russian Federation public communication network at long distance service level in accordance with General diagram of creating and phase-by-phase development of Russia's federal network of public mobile radio telephone communication of GSM standard.

Terms and conditions of carrying out the activity in accordance with license № 24343 (valid to 28.11.2005).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of mobile radio telephone communication of public communication network on the territory of cities and towns: Penza, Kamenka of Penza oblast; Samara, Pokhvistnevo, Syzran, Zhigulevsk, Toliyatti, Novokuibyshevsk, airport "Kuruchom" of Samara oblast; Saransk of the Republic of Mordoviya; Nizhny Novgorod, Sergach, Arzamas, Kstovo, Dzerzhinsk, Gorodets, Bor, Balakhna of Nizhny Novgorod oblast; Saratov, Balashov of Saratov oblast; Kirov, Raduzhnyi settlement of Kirov oblast.

The maximum number of the licensee's communication network subscribers - 4550.

2. The licensee's communication network is created by using radio telephone communication equipment operating in the frequency range 330 MHz, 161,500 MHz /156,900 MHz, 161,725/157,125 MHz, 160,875/156,275 MHz, 160,950/156,350 MHz, 161,575/156,975 MHz, 161,650/157,050 MHz.

3. The licensee's connection is allowed at the level of local telephone network as per the technical requirements of operators having the license for local telephone communication services provision.

Terms and conditions of carrying out the activity in accordance with license № 23246 (valid to 12.09.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide local, long distance channels and communication paths, channels of TV programs broadcasting and audio broadcasting, physical circuits to the customers for communication signals transmission on the territories of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

Total number of organized by the licensee tone frequency channels, main digital channels, including in digital paths setup – at least 25895.

By the end of the third year of the activity, the licensee must ensure the capability of organizing at least 70% of communication channels of the specified quantity.

2. Provision of channels, communication paths and physical circuits to customers is allowed for organization of communication networks if their owners have appropriate licenses of Russian Federation Ministry for communication and informatization (Russian Federation Ministry of communication, Russian Federation State committee for communication and informatization, Russian Federation State committee for telecommunications), and also for organization of subscriber lines in order to get access to different communication networks in accordance with the rules of their construction and for internal production networks not providing communication services on compensation basis, including those having the output port to public communication network.

Provision of communication channels and physical circuits is allowed for organization of subscriber and connecting lines of local telephone networks only within the limits of the territory of corresponding geographical zones of numbering ABC ab.

Terms and conditions of carrying out the activity in accordance with license № 23243 (valid to 14.11.2007).

1l.By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of telegraph communication (receive, transmit and delivery of telegrams, Switched telegraph service/Telex network services) on the territory of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. Telegraph communication services are provided by using the licensee's technical facilities. The installed capacity of telegraph facilities of switching and transmission belonging to the licensee must ensure the capability of complete satisfaction of the needs for telegraph communication services on the licensed territory.

Terms and conditions of carrying out the activity in accordance with license № 23240 (valid to 01.08.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of telematic services of public communication network (e-mail services, information resources access services, facsimile messages services, information-reference services, voice information transmit services, audio conferences services, video conferences services) on the territory of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

The services are provided by using the licensee's technical facilities of telematic services.

Installed subscriber capacity of the licensee's telematic services should ensure the capability of connecting at least 191000 users by the license validity term expiry, including at least 99200 users by the end of 2003.

Carrying capacity of the licensee's telematic service for voice information transmission should ensure the capability of organizing at least 5 simultaneous conversations by the license validity term expiry, including at least 3 simultaneous conversations by the end of 2003.

The number of users capable to participate simultaneously in audio conferencing and video conferencing sessions is at least 2 persons.

The number of connected to the lines by the license validity term expiry is at least 328, including at least 150 by the end of 2003.

Terms and conditions of carrying out the activity in accordance with license № 23242 (valid to 01.02.2006).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of cellular radio telephone communication of public communication network in the frequency range of 450 MHz at the territory of Samara oblast.

Cellular communication services are provided by using the licensee's communication network, which should be a part of unified cellular network of Russian Federation – Personal Communication Network 450.

2. The network installed capacity, coverage percentage, if sufficient frequency resources are allocated, should be at least:

In 2004 - 9000 numbers - 50%;
In 2006 – 10000 numbers - 60%;

Terms and conditions of carrying out the activity in accordance with license № 27602 (valid to 18.08.2013).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of digital cellular radio telephone communication of public communication network in the frequency range of 450 MHz, on the basis of IMT-MC-450 technology, at the territory of Samara oblast.

Digital cellular radio telephone communication services are provided by using the licensee's communication network, which is a part of federal cellular network of Russian Federation, on the basis of IMT-MC-450 technology.

2. The licensee should, by its own resources, ensure phase-by-phase release of the spectrum of frequencies 453,00...457,4 MHz/463,0...467,4MHz

3. The network installed capacity on the territory specified in the license should be at least (as of 31.12.):

In 2006 – 5000 numbers;
In 2009 - 10000 numbers;
In 2013 – 20000 numbers;

Terms and conditions of carrying out the activity in accordance with license №№27620, 14461, 25379, 14602, 26974, 20830, 17234, 30356 (valid to 18.08.2006, 26.06.2005, 14.03.2006, 08.06.2005, 23.05.2006, 18.01.2007, 25.01.2006, 31.12.2006, correspondingly)

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of broadcasting TV and audio programs over cable TV networks on the territories of towns – Syzran, Toliyatti, Samara city of Samara oblast; Yoshkar-Ola town of the Republic of Maryi El; Orenburg city of Orenburg oblast; Cheboksary town of Chuvash Republic; Nizhny Novgorod city of Nizhny Novgorod oblast; Saratov city of Saratov oblast; Saransk town of the Republic of Mordoviya, Kirov city of Kirov oblast.

2. The customers should be provided with the broadcasting of All-Russia TV broadcasting organizations and state regional TV-radio companies programs being on the air. The broadcasting of other TV (audio) programs is possible if the license for TV-radio broadcasting and the related contract with the licensee-broadcaster are available.

Terms and conditions of carrying out the activity in accordance with license № 12282, 16383, 15426, 23264, 25357, 19983, 17571, 23257 (valid to 24.06.2004 (*it was extended to 24.03.2005.*), 17.10.2005, 19.05.2005, 20.05.2007, 14.03.2006, 08.11.2006, 15.03.2006, 01.08.2005, correspondingly)

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of broadcasting TV and audio programs at the territories of Kirov, Samara, Nizhny Novgorod, Orenburg oblasts and at the Republic of Mordoviya.

2. The licensee should provide the customers with the communication services meeting the quality standards and technical norms.

3. The use of technical communication facilities is allowed, if the permission for their operation is available from the state service supervising communication in Russian Federation.

Terms and conditions of carrying out the activity in accordance with license №№ 11917, 24344 (valid to 08.04.2004 (*it was extended to 15.04.2005*), 28.11.2005, correspondingly).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of personal radio call on the territory of Saransk, Ruzaevka, settlement Atuyrievo, village Sarast of the Republic of Mordoviya; Ulyanovsk, Dimitrovgrad, settlement Veshkaima of Ulyanovsk oblast; Orenburg city of Orenburg oblast, including with channel multiplexing of FM VHF network in Orenburg city.

2. The number of subscribers under license with non-multiplexing of FM VHF network is at least 1500,

Maximum number of the network subscribers is 13800.

3. The network is organized by using the frequencies allocated by Federal State Unitary Enterprise "Main radio frequency center".

Terms and conditions of carrying out the activity in accordance with license № 26275 (valid to 23.05.2006).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of mobile radio communication at the territory of Yoshkar-Ola town of the Republic of Maryi-El.

2. Maximum number of the licensee's network subscribers -500.

3. The network is created by using radio equipment the operation of which is possible with the availability of permissions from state agencies supervising communication and informatization.

4. Connection to the public communication network is not allowed.

There are no factors that may negatively affect the performance of obligations under the terms and conditions of the licenses, as all the requirements are established in accordance with legislation and regulatory acts of existing legislation in communication area. The license is issued for a new term, if the application on the extension of the license validity term is timely submitted and if all requirements defined in the annex to the license are met. The factor that constrains the fulfillment of license terms and conditions is the lack of regulatory framework governing the procedure of obtaining license for communication services.

The issuer's obligations as regards the creation of subscriber's base are defined by the appropriate item of the appendix to the license, where the number of subscribers by the end of the license validity term is indicated. These obligations are absent for the licenses for providing the services of on-air broadcasting of TV and radio broadcasting programs. However, the figure indicated in the license is a foreseeable value, and less than 25% non-performance of this indicator by the operator does not result in the license cancellation.

With respect to frequencies:

Permission for operation of OJSC "VolgaTelecom" communications electronics

Territory	Permission for using radio frequency spectrum	Validity term	Miscellaneous
Saratov city, Base Station-4	№ 14-06-21/20029 of 24.04.2003	25.11.2005	330 MHz
Balashov town	№ 14-06-21/2046 of 09.01.2003	08.12.2007	330 MHz
Saratov city, BS-1,2,3	№ 14-06-21/2045 of 09.01.2003	08.12.2007	330 MHz
Saratov city	№ 1029224 of 26.08.2003	Till 25.11.2005	330 MHz
Settlement Karakuduk, settlement Veselyi, settlement Akbulak of Orenburg oblast	№ 56-876-150 of 14.07.2004	Till 14.07.2005	330 MHz
Village Troitskoe of Orenburg oblast	№ 56-876-152 of 14.07.2004	Till 14.07.2005	330 MHz
Settlement Suvorovskyi, settlement Druzhnyi of Orenburg oblast	№ 56-876-151 of 14.07.2004	Till 14.07.2005	330 MHz
Kirov city BS-1 Settlement of urban type Raduzhnyi BS-2	№ 14-06-21/2048 of 09.01.2003	08.12.2007	330 MHz
Kirov city BS-1,2	№ 14-06-21/2047 of 09.01.2003	08.12.2007	330 MHz
Kirov city	№ 1022733 of 30.04.2003		159-161 MHz
Samara city BS-1,2,3,4,5,6,7, Pokhvistnevo town BS- 8, Syzran town BS- 9, Zhigulevsk town BS-10	№ 14-06-21/791 of 09.01.2003	08.12.2007	330 MHz
Samara city BS-1,2,3,4, Settlement Bereza BS-5, Syzran town BS-6,7 Novokuibyshevsk town BS-8, Toliyatti town BS-9,10	№ 14-06-21/790 of 09.01.2003	08.12.2007	330 MHz
Saransk town BS-1,2	№ 14-06-21/792 of 09.01.2003	08.12.2007	330 MHz
Kamenka town BS-1	№ 14-06-21/789 of 09.01.2003	08.12.2007	330 MHz
Penza city BS-1,2	№ 14-06-21/875 of 09.01.2003	08.12.2007	330 MHz
Kstovo town BS-5	№ 14-06-21/56677 of 31.12.2002	02.12.2007	330 MHz

Dzerzhinsk town BS-1	№ 14-06-21/56675 of 31.12.2002	02.12.2007	330 MHz
Nizhny Novgorod city BS-1,2,3	№ 14-06-21/56681 of 31.12.2002	02.12.2007	330 MHz
Sergach town BS-1	№ 14-06-21/56679 of 31.12.2002	02.12.2007	330 MHz
Arzamas town BS-1	№ 14-06-2002 of 31.12.2002	02.12.2007	330 MHz
Yoshkar-Ola town	№ 081-05-02/26314 of 02.06.2003	10.01.2008	156-160 MHz
Yoshkar-Ola town BS- 4	№ 17-05-30/19946 of 24.04.2003	16.04.2008	890-915 MHz
Volzhsk town Kozmodemiyansk town, settlement Kokshaisk, sanatorium "Klenovaya gora"	№ 17-05-30/20405 of 24.04.2003	16.04.2008	935-960 MHz
The Republic of Maryi El	№ 04-005409 of 31.12.2004	31.12.2014	890-915 MHz 935-960 MHz
Samara oblasts Village Kinel-Cherkassi	№ 05-006377 of 23.03.2005	23.03.2015	417,5-419,5/395,0-397,0 MHz
Samara oblast Syzran town, BS-11 Samara city, BS-1,3,4 Toliyatti town, BS-8,9,10 Otradnyi town, BS-16 Novokuibyshevsk town, BS-18 Pokhvistnevo town, BS-21 Settlement Bereza, BS-7 Krasnyi Yar town, BS-38 Bezenchuk town, BS-20 Sergievsk town, BS-22 Neftegorsk town, BS-23 Settlement Shigony, BS-24 Settlement Bolshaya Glushitsa, BS-25 Village Khvorostiyanka, BS-32 Chapaevsk town, BS-17 Kinel town, BS-19 Settlement Vintai, BS-28	№ 083-03-02/27506 of 06.06.2003	till 01.02.2006	453-457,5 MHz / 463-467,5 MHz
Samara oblast BS-5	№ 04-002741 of 09.12.2004	Till 29.07.2005	463,0-467,4 MHz / 453,0-457,4 MHz
Samara oblast BS-1, 2, 3, 6, 8, 10, 14, Otr1	№ 04-002681 of 09.12.2004	till 29.12.2014	463,0-467,4 MHz / 453,0-457,4 MHz
The Republic of Maryi El	17-05-30/22008 of 07.05.2003	5.11.2003	890-915 MHz

			935-960 MHz
The Republic of Maryi El	№ 1024077 of 16.12.2003	12.12.2008	890-915 MHz 935-960 MHz
The Republic of Maryi El	№ 03-12026 of 24.12.2003	20.12.2008	890-915 MHz 935-960 MHz
The Republic of Maryi El	№ 05-006333 of 23.03.2005	23.03.2015	890-915 MHz 935-960 MHz
Dimitrovgrad town, BS1 Settlement Veshkaima BS2 Ulyanovsk city BS3	№ 04-001064 of 12.10.2004	11.10.2014	1805,0-1880,0/ 1710,0-1785,0
Samara oblast BS-5	№ 14-10-20/55245 of 18.12.2002	17.12.2005	160 MHz
Settlement of urban type Veshkaima	№ 14-10-20/15924 of 31.03.2003	17.12.2005	160 MHz
Saransk town BS-1 Settlement Atyurievo BS-2 Ruzaevka town BS-3 Sarask village BS-4	№ 14-10-20/55243 of 18.12.2002	17.12.2005	160 MHz
The Republic of Maryi El Yoshkar-Ola town, settlement Sovetskiy, settlement Maryi-Turek Kozmodemyansk town , Settlement Morky, Volsk town, settlement New Torial, settlement Gonyak, Settlement Kilemari, Settlement Kokshaisk, Settlement Orshpanka	№ 05-006657 of 24.03.2005	23.03.2015	
Orenburg city	№ 14-10-20/55244 of 18.12.2002	17.12.2005	160MHz
Village Bolshoe Nagatkino Tsilninskiy region	№ 05-009259 of 06.05.2005	05.05.2015	330MHz
Industrial community Novospasskoe, Novospasskaya microwave radio	№ 05-009257 of 06.05.2005	05.05.2015	146,0-174,0MHz
Alexandrovka	№ 03-03233 of 16.10.2003 № 03-01978 of 09.10.2003	01.08.2005 01.08.2005	7TV CHANNEL 3TV CHANNEL
Aidyrlya	№ 03-03212 of 20.10.2003	01.08.2005	29TV CHANNEL
Asekeevo	№ 1006152 of 12.11.2003	01.08.2005	34TV CHANNEL

Andreevka	№ 03-06601 of 12.11.2003 № 03-06602 of 12.11.2003	01.08.2005	21TV CHANNEL 31TV CHANNEL
Alexeevka	№ 03-03239 of 16.10.2003 № 03-03241 of 16.10.2003 № 03- 06539 of 12.11.2003	01.08.2005 01.08.2005 01.08.2005	5TV CHANNEL 10TV CHANNEL 28TV CHANNEL
Aksakovo	№ 03-01977 of 09.10.2003	01.08.2005	10TV CHANNEL
Abdulino	№ 03-06505 of 12.11.2003	01.08.2005	6TV CHANNEL
Blagodarnoe	№ 03-06752 of 12.11.2003	01.08.2005	12TV CHANNEL
Borodinskoe	№ 1029897 of 16.10.2003	01.08.2005	3TV CHANNEL
Buzuluk	№ 03-06529 of 05.11.2003 № 03-06603 of 05.11.2003	01.08.2005	4TV CHANNEL 31TV CHANNEL
Buguruslan	№1009852 of 05.11.2003	01.08.2005	49TV CHANNEL
Balandino	№ 03-06751 of 12.11.2003	01.08.2005	3TV CHANNEL
Bestuzhevka	№ 03-03236 of 16.10.2003	01.08.2005	2TV CHANNEL
Burtinskyi	№ 03-06449 of 05.11.2003	01.08.2005	29TV CHANNEL
Buzuluk	№ 03-06529 of 05.11.2003	01.08.2005	4TV CHANNEL
Veselyi	№ 03-03215 of 20.10.2003	01.08.2005	21TV CHANNEL
Vasilievka	№ 03-06553 of 25.11.2003 № 03-06552 of 25.11.2003	01.08.2005	35TV CHANNEL 23TV CHANNEL
Verkhnebuzulukskyi	№ 03-06697 of 12.11.2003 № 03-06698 of 12.11.2003	01.08.2005	3TV CHANNEL 8TV CHANNEL
Vozdvizhenka	№ 03-06700 of 05.11.2003	01.08.2005	2TV CHANNEL
Vyazovoe	№ 03-06701 of 05.11.2003	01.08.2005	9TV CHANNEL
Gamaleevka	№ 03-01979 of 09.10.2003	01.08.2005	2TV CHANNEL
Gerasimovka	№ 03-01975 of 09.10.2003	01.08.2005	7TV CHANNEL
Georgievka	№ 03-01976 of 09.10.2003	01.08.2005	3TV CHANNEL
Grachevka	№ 03-06538 of 12.11.2003	01.08.2005	21TV CHANNEL
Dobrinka	№ 03-01980 of 09.10.2003	01.08.2005	8TV CHANNEL
Dmitrovskyi	№ 03-06513 of 05.11.2003	01.08.2005	35TV CHANNEL
Emelyanovka	№ 03-03224 of 20.10.2003	01.08.2005	36TV CHANNEL
Efimovka	№ 03-06745 of 05.11.2003	01.08.2005	3TV CHANNEL
Ilek	№ 03-03208 of 20.10.2003 № 03-03211 of 20.10.2003	01.08.2005 01.08.2005	3TV CHANNEL 27TV CHANNEL

Ivanovka	№ 03-01867 of 08.10.2003	01.08.2005	9TV CHANNEL
Zarechnoe	№ 03-01982 of 09.10.2003 № 03-01984 of 09.10.2003	01.08.2005 01.08.2005	2TV CHANNEL 9TV CHANNEL
Zapadnyi	№ 03-01991 of 09.10.2003	01.08.2005	12 TV CHANNEL
Zelenyi dol	№ 03-01865 09.10.2003	01.08.2005	6TV CHANNEL
Zagorie	№ 03-05010 of 23.10.2003	01.08.2005	2TV CHANNEL
Zatonnyi	№ 03-06597 of 05.11.2003	01.08.2005	6TV CHANNEL
Zhirnov	№ 03-01981 of 09.10.2003	01.08.2005	10TV CHANNEL
Komissarovo	№ 03-01974 of 09.10.2003 № 03-01973 of 09.10.2003	01.08.2005 01.08.2005	8TV CHANNEL 6TV CHANNEL
Koptyazhevo	№ 03-05013 of 23.10.2003	01.08.2005	6TV CHANNEL
Koptyazhevo	№ 04-003377 of 08.04.2005	07.04.2015	3TV CHANNEL
Kinzelka	№ 03-01934 of 09.10.2003	01.08.2005	2TV CHANNEL
Kilmez	№ 05-007121 of 06.05.2005	05.05.2010	3TV CHANNEL
Krestovka	№ 04-003929 of 08.04.2005	07.04.2015	2TV CHANNEL
Kinzelka	№ 04-001075 of 04.11.2004	03.11.2014	7TV CHANNEL
Koskul	№ 03-01988 of 09.10.2003	01.08.2005	9TV CHANNEL
Kvarkeno	№ 1009352 of 20.10.2003	01.08.2005	31TV CHANNEL
Kyzyl-Mechet	№ 03-03229 of 16.10.2003 № 03-03231 of 16.10.2003	01.08.2005	9TV CHANNEL 5TV CHANNEL
Kozlovka	№ 03-01858 of 08.10.2003	01.08.2005	9TV CHANNEL
Kulsharipovo	№ 04-004640 of 08.04.2005	07.04.2015	3TV CHANNEL
Kinzelka	№04-001075 of 04.11.2004	03.11.2014	7TV CHANNEL
Krasnyi Yar	№ 03-06595 of 05.11.2003	01.08.205	10TV CHANNEL
Kulagino	№ 03-01866 of 08.10.2003 № 03-06508 of 05.11.203	01.08.2005	9TV CHANNEL 12TV CHANNEL
Kovylyaevka	№ 03-01881 of 08.10.2003 № 03-01880 of 09.10.2003	01.08.2005	8TV CHANNEL 2TV CHANNEL
Kamennoimangulovo	№ 03-01869 of 08.10.2003 № 03-01870 of 08.10.2003	01.08.2005	9TV CHANNEL 7TV CHANNEL
Kutluevo	№ 03-01864 of 09.10.2003	01.08.2005	6TV CHANNEL
Kuvandyk	№ 03-06562 of 15.11.2003	01.08.2005	5TV CHANNEL
Kusem	№ 03-01882 of 09.10.2003	01.08.2005	5TV CHANNEL

Kurtashka	№ 03-01883 of 09.10.2003	01.08.2005	3TV CHANNEL
Kulchum	№ 03-06703 of 05.11.2003	01.08.2005	4TV CHANNEL
Linevka	№ 03-03218 of 20.10.2003	01.08.2005	6TV CHANNEL
Luybimovka	№ 03-01873 of 09.10.2003	01.08.2005	3TV CHANNEL
Mordovskyi Buguruslan	№ 03-01894 of 09.10.2003 № 03-01896 of 09.10.2003	01.08.2005	8TV CHANNEL 6TV CHANNEL
Mikhailovka-2	№ 03-01969 of 09.10.2003	01.08.2005	2TV CHANNEL
Malmyzh	№ 05-007129 of 06.05.2005	05.05.2010	1TV CHANNEL
Mustaevo	№ 03-01965 of 09.10.2003 № 03-01968 of 09.10.2003	01.08.2005	2TV CHANNEL 12TV CHANNEL
Miroshkino	№ 03-01937 of 09.10.2003	01.08.2005	5TV CHANNEL
Malaya Remizena	№ 03-01971 of 09.10.2003 № 03-01972 of 09.10.2003 № 03-01992 of 09.10.2003	01.08.2005	4TV CHANNEL 7TV CHANNEL 9TV CHANNEL
Matveevka	№ 03-01898 of 09.10.2003 № 03-01900 of 09.10.2003	01.08.2005	12TV CHANNEL 4TV CHANNEL
Mustaevo	№ 03-01968 of 09.10.2003	01.08.2005	12TV CHANNEL
Mezhdurechie	№ 03-05015 of 23.10.2003	01.08.2005	2TV CHANNEL
Mochegai	№ 03-05016 of 23.10.2003	01.08.2005	5TV CHANNEL
Martynovka	№ 03-05001 of 23.10.2003	01.08.2005	4TV CHANNEL
Nazarovka	№ 03-06549 of 12.11.2003	01.08.2005	8TV CHANNEL
Novobogorodskoe	№ 03-06559 of 15.11.2003	01.08.2005	38TV CHANNEL
Novosergeevka	№ 11-09-20/6283 of 06.02.2003 № 03-06514 of 12.11.2003	01.08.2005	32TV CHANNEL 3TV CHANNEL
Novoselki	№ 03-06600 of 05.11.2003	01.08.2005	10TV CHANNEL
Novokamenka	№ 03-06511 of 05.11.2003	01.08.2005	36TV CHANNEL
Noikono	№ 03-01916 of 09.10.2003	01.08.2005	3TV CHANNEL
Novouzely	№ 03-01935 of 09.10.2003	01.08.2005 01.08.2005	3TV CHANNEL 7TV CHANNEL
Nesterovka	№ 03-01904 of 09.10.2003	01.08.2005	2TV CHANNEL
Novoyulaska	№ 03-01905 of 09.10.2003	01.08.2005	11TV CHANNEL
Novospasskoe	№ 03-01970 of 09.10.2003	01.08.2005	7TV CHANNEL 8TV CHANNEL

Nesterovka	№ 03-01903 of 09.10.2003	01.08.2005	4TV CHANNEL
Nizhnekristalka	№ 03-01908 of 09.10.2003	01.08.2005	4TV CHANNEL
Novovasilievka	№ 03-04976 of 20.10.2003	01.08.2005	8TV CHANNEL
Novonikolskoe	№ 03-01915 of 09.10.2003	01.08.2005	4TV CHANNEL
Novoiletsk	№ 03-01918 of 09.10.2003	01.08.2005	7TV CHANNEL
Novomarievka	№ 03-01939 of 09.10.2003	01.08.2005	7TV CHANNEL
Nevezhkino	№ 03-01946 of 09.10.2003	01.08.2005	7TV CHANNEL
Nevezhkino	№ 03-01943 of 09.10.2003	01.08.2005	9TV CHANNEL
Novomusino	№ 03-01919 of 09.10.2003	01.08.2005	9TV CHANNEL
Novonikolskoe	№ 03-01909 of 09.10.2003	01.08.2005	9TV CHANNEL
Nizhnekristalka	№ 03-01907 of 09.10.2003	01.08.2005	9TV CHANNEL
N. Gumbet	03-06504 of 11.11.2003	01.08.2005	27TV CHANNEL
Nikolskoe	№ 03-06556 of 15.11.2003 № 03-06555 of 15.11.2003	01.08.2005	23TV CHANNEL 37TV CHANNEL
Revolutsionnyi	№ 03-06551 of 25.11.2003	01.08.2005	29TV CHANNEL
Revolutsionnyi	№ 04-004828 of 06.05.05	05.05.2010	6TV CHANNEL
Russkyi Kandyz village	№ 11-09-20/3808 of 29.01.2003	01.08.2005	23TV CHANNEL
Russkyi Kandyz village	№ 1018601 of 26.06.2003	01.08.2005	25TV CHANNEL
Romanovka	№ 04-003090 of 23.05.2005	22.05.2015	9TV CHANNEL
Russkaya bokla	№ 03-04990 of 15.10.2003 № 03-06536 of 25.11.2003	01.08.2005	5TV CHANNEL 10TV CHANNEL
Ryabinnyi	№ 03-04992 of 15.10.2003	01.08.2005	5TV CHANNEL
Rannee	№ 03-04987 of 20.10.2003	01.08.2005	10TV CHANNEL
Rybkino	№ 03-04991 of 15.10.2003	01.08.2005	2TV CHANNEL
Rzhavka	№ 03-04989 of 15.10.2003 № 03-04988 of 15.10.2003	01.08.2005	3TV CHANNEL 5TV CHANNEL
Romashkino	№ 1029949 of 15.11.2003	01.08.2005	7TV CHANNEL
Sainovka	№04-003071 of 23.05.2005	23.05.2005	7TV CHANNEL
Saifutdinovo	№ 04-003023 of 23.05.2005	22.05.2015	7TV CHANNEL
Samarkino	№ 03-06695 of 12.11.2003	01.08.2005	3TV CHANNEL
Sladkoe	№ 03-06598 of 05.11.2003	01.08.2005	10TV CHANNEL
Svetlyi	№ 03-06548 of 12.11.2003	01.08.2005	6TV CHANNEL
Slobodka	№ 04-003003 of 23.05.2005	22.05.2015	

Sukhorechka village	№ 11-09-20/15565 of 31.03.2003	01.08.2005	12TV CHANNEL
Sovetskoe	№ 03-05000 of 23.10.2003 № 03-04996 of 23.10.2003	01.08.2005 01.08.2005	6TV CHANNEL 4TV CHANNEL
Staroe Tyurino	№ 03-04994 of 23.10.2003	01.08.2005	10TV CHANNEL
Stepanovka	№ 03-05011 of 23.10.2003	01.08.2005 01.08.2005	5TV CHANNEL 2TV CHANNEL
Staromukmenevo	№ 03-05004 of 23.10.2003	01.08.2005	2TV CHANNEL
Starokulsharipovo	№ 04-002979 of 23.05.2005	22.05.2015	8TV CHANNEL
Staroyashkino	№ 03-06686 of 05.11.2003	01.08.2005	3TV CHANNEL
Studenoe	№ 03-05003 of 23.10.2003	01.08.2005	10TV CHANNEL
Stepnoi	№ 03-06746 of 05.11.2003	01.08.2005	9TV CHANNEL
Slonovka	№ 03-05017 of 23.10.2003	01.08.2005	10TV CHANNEL
Slonovka	№ 04-003086 of 23.05.2005	22.05.2015	12TV CHANNEL
Sverdlovskyi	№ 03-05008 of 23.10.2003 № 03-05009 of 23.10.2003	01.08.2005 01.08.2005	4TV CHANNEL 2TV CHANNEL
Sofievka	№ 03-06544 of 25.11.2003 № 03-06709 of 12.11.2003	01.08.2005	40TV CHANNEL 5TV CHANNEL
Oktayabrskoe	№ 03-04967 of 20.10.2003	01.08.2005	10TV CHANNEL
Ozernyi	№ 03-06750 of 05.11.2003	01.08.2005	10TV CHANNEL
Orenburg	№ 03-06753 of 12.11.2003 № 03-06755 of 12.11.2003	01.08.2005	24TV CHANNEL 31TV CHANNEL
Orsk	№ 03-06566 of 25.11.2003	01.08.2005	3TV CHANNEL
Otradnoe town	№ 11-05-20/21205 of 30.04.2003	17.10.2005	4TV CHANNEL
Obilnyi	№ 03-04966 of 15.10.2003	01.08.2005	9TV CHANNEL
Saransk town	№ 11-05-20/21269 of 05.05.2003	20.05.2005	2TV CHANNEL
Troitskoe	№ 03-06725 of 12.11.2003 № 03-06694 of 12.11.2003 № 03-06734 of 12.11.2003 № 03-06711 of 05.11.2003	01.08.2005	8TV CHANNEL 3TV CHANNEL 6TV CHANNEL 7TV CHANNEL
Tolkaevka	№ 03-06515 of 12.11.2003	01.08.2005	29TV CHANNEL
Tobolskyi	№ 03-06743 of 12.11.2003	01.08.2005	6TV CHANNEL
Timashevo	№ 03-06696 of 12.11.2003	01.08.2005	9TV CHANNEL
Podlesnoe	№ 03-04982 of 20.10.2003	01.08.2005	6TV CHANNEL

	№ 03-04983 of 15.10.2003	01.08.2005	9TV CHANNEL
Pilyugino	№ 03-06542 of 12.11.2003 № 1029940 of 12.11.2003	01.08.2005	26TV CHANNEL 40TV CHANNEL
Pashkino	№ 03-04973 of 15.10.2003	01.08.2005	9TV CHANNEL
Petrovka	№ 03-04971 of 15.10.2003	01.08.2005	2TV CHANNEL
Polibino	№ 03-04977 of 20.10.2003	01.08.2005	6TV CHANNEL
Pervoklassnoe	№ 03-04970 of 20.10.2003 № 03-04969 of 15.10.2003	01.08.2005 01.08.2005	4TV CHANNEL 7TV CHANNEL
Preobrazhenka	№ 03-04964 of 20.10.2003 № 03-04965 of 20.10.2003 № 03-04984 of 15.10.2003	01.08.2005 01.08.2005 01.08.2005	4TV CHANNEL 11TV CHANNEL 9TV CHANNEL
Privolnyi	№ 1006180 of 11.11.2003	01.08.2005	10TV CHANNEL
Pridolinnyi	№ 03-04985 of 20.10.2003	01.08.2005	1TV CHANNEL
Pobeda	№ 03-04980 of 20.10.2003. № 03-04979 of 15.10.2003	01.08.2005. 01.08.2005	4TV CHANNEL 7TV CHANNEL
Pavlovo-Antonovka	№ 03-04974 of 20.10.2003 № 03-04975 of 20.10.2003	01.08.2005 01.08.2005	11TV CHANNEL 8TV CHANNEL
Pervomaiskyi	№ 03-06748 of 12.11.2003 № 03-06528 of 05.11.2003 № 03-06749 of 12.11.2003	01.08.2005 01.08.2005	8TV CHANNEL 12TV CHANNEL 5TV CHANNEL
Pronkino	№ 03-06747 of 05.11.2003	01.08.2005	7TV CHANNEL
Putayatino	№ 03-06509 of 05.11.2003	01.08.2005	12TV CHANNEL
Uteevo	№ 03-06692 of 12.11.2003 № 03-06744 of 05.11.2003	01.08.2005	7TV CHANNEL 5TV CHANNEL
Settlement Uralskyi	№ 11-09-20/15569	01.08.2005	7TV CHANNEL
Uspenka	№ 03-06722 of 12.11.2003 № 03-06690 of 05.11.2003	01.08.2005	8TV CHANNEL 4TV CHANNEL
Khortista	№ 03-06737 of 12.11.2003 № 03-06739 of 12.11.2003	01.08.2005	3TV CHANNEL 2TV CHANNEL
Fedorovka	№ 03-06715 of 12.11.2003 № 03-06716 of 12.11.2003 № 03-06742 of 12.11.2003	01.08.2005	2TV CHANNEL 12TV CHANNEL 12TV CHANNEL
Chistopolie	№ 03-06721 of 12.11.2003	01.08.2005	4TV CHANNEL

Shirokoe	№ 03-06534 of 05.11.2003 № 03-06533 of 05.11.2003	01.08.2005	5TV CHANNEL 9TV CHANNEL
Shestakovka	№ 03-06530 of 05.11.2003 № 03-06531 of 05.11.2003	01.08.2005	11TV CHANNEL 3TV CHANNEL
Energetik	№ 03-06516 of 05.11.2003	01.08.2005	22TV CHANNEL
Yasnyi	№ 03-06564 of 25.11.2003	01.08.2005	12TV CHANNEL
Yafarovo	№ 03-06685 of 11.11.2003	01.08.2005	7TV CHANNEL
Yagodnoe	№ 03-06687 of 11.11.2003 № 03-06688 of 11.11.2003	01.08.2005	8TV CHANNEL 5TV CHANNEL
Yaman	№ 03-06689 of 11.11.2003	01.08.2005	6TV CHANNEL
Yasnogorskyi	№ 03-06447 of 05.11.2003	01.08.2005	37TV CHANNEL
Yakovlevka	№ 03-06707 of 05.11.2003 № 03-06708 of 05.11.2003	01.08.2005	6TV CHANNEL 4TV CHANNEL
Yashkino	№ 03-06704 of 05.11.2003 № 03-06705 of 05.11.2003	01.08.2005	11TV CHANNEL 9TV CHANNEL
Toliyatti town	№ 1026199 of 01.08.2003	14.03.2006	2500-2700MHz
Syzran town	№1026207 of 01.08.2003	14.03.2006	2500-2700MHz
Settlement Voskresenskoe Settlement Sergach	№ 11-05-21/17350 of 09.04.2003	15.03.2006	73,58 72,02
Grachevka	№ 1007822 of 11.11.2003	01.08.2005	72,62
Ruzaevka town	№ 04-002448 of 23.05.2005	22.05.2015	67,46
Vyatskie polyany town		29.10.1999	67,91
Vyatskie polyany town	№ 05-007124 of 06.05.2005	05.05.2010	66,35
Sovietsk town	№ 05-007125 of 06.05.2005	05.05.2010	67,07
Yavas town	№ 04-002414 of 23.05.2005	22.05.2015	67,67
Uni town	№ 05-007018 of 06.05.2005	05.05.2010	67,91
Settlement Nyr		04.12.2001	70,55
Sanchursk town	№ 05-007142 of 06.05.2005	05.05.2010	73,28
Kinel-Cherkasy town	№ 1005430 of 29.12.2003	08.11.2006	107,7
Krasnoslobodsk town	№ 04-002449 of 23.05.2005	22.05.2015	67,31
Umet town	№ 04-002440 of 23.05.2005	22.05.2015	68,33
Settlemet Romodanovo	№ 04-002461 of 23.05.2005	22.05.2015	71,12
Lyambir	№ 04-002405 of 23.05.2005	22.05.2015	68,96

Chamzinka	№ 04-002474 of 23.05.2015	22.05.2015	68,75
Torbeevo	№ 04-002421 of 23.05.2005	22.05.2015	68,69
Shaigovo	№ 04-002428 of 23.05.2005	22.05.2015	69,65
Bib Ignatovo	№ 04-002094 of 23.05.2005	22.05.2015	67,34
Kovilkino	№ 04-002488 of 23.05.2005	22.05.2015	69,14
Bolshie Bereznyaki	№ 04-002078 of 23.05.2005	22.05.2015	68,42
Dubenki	№ 04-002089 of 23.05.2005	22.05.2015	67,28
Elniki	№ 04-002086 of 23.05.2005.	22.05.2015	68,78
Insar	№ 04-002090 of 23.05.2005	22.05.2015	71,03
Aturievo	№ 04-002079 of 23.05.2005	22.05.2015	69,77
Kadoshkino	№ 04-002091 of 23.05.2005	22.05.2015	69,41
Vechkusi	№04-002083 of 23.05.2005	22.05.2015	66,95
Atyashevo	№ 04-002080 of 23.05.2005	22.05.2015	68,51
Ardatov	№ 04-002917 of 23.05.2005	22.05.2015	72,68
Syzran town	№ 1005442 of 29.12.2003	08.11.2006	73,1
Isakly town	№ 1009057 of 29.12.2003	08.11.2006	67,85
Temnikov	№ 04-002410 of 23.05.2005	22.05.2015	68,99
Temnikov	№ 04-002473 of 23.05.2005	22.05.2015	66,53
Neftegorsk town	№ 05-006673 of 06.05.2005	05.05.2010	68,9
Vyatskie polyany town		08.09.2000	66,35
Syzran town Khvorostyanka	№ 11-05-21/23231 of 16.05.2003	08.11.2006	68,39; 73,10 66,98; 66,20
Sorochinsk town	№ 1028143 of 25.09.2003	till 20.03.2004	102MHz
Buzuluk town	№ 1005392 of 09.10.2003	01.08.2007	101.8MHz
Buguruslan town	№ 03-06606 of 05.11.2003	01.08.2005	102,8MHz
Pervomaiskyi	№ 1010916 of 08.10.2003	01.04.2004	103 MHz
Mary-Turek	№ 11-15-21/14081 of 25.03.2003		68,60MHz
Novosergievka	№ 1004922 of 12.11.2003	01.08.2005	105,6MHz
Oktayabrskoe	№ 03-00250 of 16.09.2003	10.09.2008	3160kHz, 4410kHz, 5030kHz, 5065kHz, 5310kHz, 7555kHz, 7605kHz, 10475kHz

Ardatov	№ 03-03685 of 31.10.2003	15.03.2006	70,67MHz
Arzamas	№ 03-03764 of 31.10.2003	15.03.2006	67,37MHz
Balakhna	№ 03-03688 of 31.10.2003	15.03.2006	69,78MHz
Bogorodsk	№ 1024920 of 31.10.2003	15.03.2006	70,79MHz
Bolshoe Boldino	№ 03-03691 of 31.10.2003	15.03.2006	71,03MHz
Bolshoe Murashkino	№ 03-03694 of 31.10.2003	15.03.2006	70,34MHz
Bikkulovo	№ 04-003928 of 23.05.2005	22.05.2015	102,1MHz
Buturlino	№ 03-03695 of 31.10.2003	15.03.2006	70,91MHz
Vad	№ 03-03696 of 31.10.2003	15.03.2006	66,17MHz
Varnavino	№ 03-03697 of 31.10.2003	15.03.2006	67,31MHz
Vacha	№ 03-03698 of 31.10.2003	15.03.2006	66,65MHz
Vetluga	№ 03-08187 of 31.10.2003	15.03.2006	70,91MHz
Voznesenskoe	№ 03-03701 of 31.10.2003	15.03.2006	68,72MHz
Vorotynets	№ 03-03702 of 31.10.2003	15.03.2006	66,74MHz
Voskresenskoe	№ 1021192 of 31.10.2003	15.03.2006	73,58MHz
Vyksa	№ 03-03761 of 31.10.2003	15.03.2006	68,93MHz
Gagino	№ 03-03704 of 31.10.2003	15.03.2006	73,97MHz
Gorodets	№ 03-03706 of 31.10.2003	15.03.2006	70,94MHz
Diveevo	№ 03-03710 of 31.10.2003	15.03.2006	69,8MHz
Konstantinovo	№ 03-03707 of 31.10.2003	15.03.2006	73,58MHz
Krasnye baki	№ 03-03762 of 31.10.2003	15.03.2006	66,86MHz
Knayaginino	№ 03-03711 of 31.10.2003	15.03.2006	73,85MHz
Kstovo	№ 03-03712 of 31.10.2003	15.03.2006	73,97MHz
Kulebaki	№ 03-03713 of 31.10.2003	15.03.2006	72,17MHz
Lukoayanov	№ 03-03714 of 31.10.2003	15.03.2006	68,87MHz
Lyskovo	№ 03-03717 of 31.10.2003	15.03.2006	70,43MHz
Navashino	№ 03-03719 of 31.10.2003	15.03.2006	67,25MHz
Nizhny Novgorod	№ 03-03720 of 31.10.2003	15.03.2006	102,4MHz
Novosergievka	№ 04-003927 of 23.05.2005	22.05.2015	103,9MHz
Pavlovo	№ 1027683 of 31.10.2003	15.03.2006	69,8MHz
Pervomaisk	№ 03-03737 of 31.10.2003	15.03.2006	67,51MHz
Perevoz	№ 03-03738 of 31.10.2003	15.03.2006	73,16MHz
Pilna	№ 03-03739 of 31.10.2003	15.03.2006	73,1MHz

Pochinki	№ 04-002425 of 12.04.2005	11.04.2010	68,48MHz
Rabotki	№ 03-03743 of 31.10.2003	15.03.2006	69,77MHz
Semenov	№ 1024922 of 31.10.2003	15.03.2006	67,43MHz
Sergach	№ 1021194 of 31.10.2003	15.03.2006	72,02MHz
Sechenovo	№ 03-03745 of 31.10.2003	15.03.2006	68,72MHz
Sokolskoe	№ 03-03746 of 31.10.2003	15.03.2006	66,92MHz
Sosnovskoe	№ 03-03747 of 31.10.2003	15.03.2006	70,37MHz
Spasskoe	№ 03-03748 of 31.10.2003	15.03.2006	70,73MHz
Tashla	№ 04-004642 of 23.05.2005	22.05.2015	102,6MHz
Tonkino	№ 03-03750 of 31.10.2003	15.03.2006	67,22MHz
Shakhuniaya	№ 03-03760 of 31.10.2003	15.03.2006	68,54MHz
Shatki	№ 03-03759 of 31.10.2003	15.03.2006	67,85MHz
Sharanga	№ 03-03758 of 31.10.2003	15.03.2006	66,44MHz
Chkalovsk	№ 03-03757 of 31.10.2003	15.03.2006	69,83MHz
Uren	№ 03-03755 of 31.10.2003	15.03.2006	68,84MHz
Urazovka	№ 03-03754 of 31.10.2003	15.03.2006	70,1MHz
Tonshaevo	№ 03-03752 of 31.10.2003	15.03.2006	70,43MHz
Settlement Pinyug – settlement Podosinovets Microwave Radio (MWR)-1393	№ 15-19-18/2523 of 17.01.2003	14.01.2008	7-8GHz
Settlement Pinyug – settlement Podosinovets	№ 1016263 of 24.07.2003	20.07.2008	7-8GHz
Village Rozhki – settlement Plotbishche MWR-4529	№ 15-19-18/1618 of 17.01.2003	14.01.2008	10-11GHz
Sovietsk town – settlement Kolyanur MWR-3013	№ 15-19-18/15847 of 31.03.2003	31.03.2008	10-11GHz
Settlement Orichi – settlement Adyshevo MWR-1750	№ 15-19-18/15846 of 31.03.2003	31.03.2008	10-11GHz
Kirov city – settlement Poroshino MWR- 3716	№ 15-19-18/15848 of 31.03.2003	31.03.2003	10-11GHz
Settlement Arbazh – settlement Tuzha MWR-0372	№ 15-19-18/7074 of 11.02.2003	01.01.2004	1700, 1800MHz
Malmyzh town – settlement Kilmez MWR-1980	№ 15-19-18/2152 of 20.01.2003	14.01.2008	7-8GHz
Settlement Bogorodskoe – settlement Uni MWR-0559	№ 15-19-18/2153 of 20.01.2003	31.12.2003	1700, 1800MHz
Settlement of urban type Darovskyi – settlement Vondanka MWR-3016	№ 15-19-18/332 of 08.01.2003	05.01.2008	10-11GHz
Kirs town – settlement of urban type Rudnichnyi	№ 15-19-18/331 of 08.01.2003	05.01.2008	10-11GHz

MWR-4165			
Settlement of urban type Rudnichnyi – settlement Loino MWR-4411	№ 15-19-18/330 of 08.01.2003	05.01.2008	10-11GHz
Yaransk town – settlement Sanchursk MWR-1979	№ 15-19-18/583 of 09.01.2003	04.01.2008	7-8GHz
Settlement Podosinovets – Luza town MWR-1981	№ 15-19-18/584 of 09.01.2003	04.01.2008	7-8GHz
Kirov city – settlement Raduzhnyi MWR-1842	№ 15-19-18/577 of 09.01.2003	05.01.2008	11GHz
Kirov city – settlement Malaya Subbotikha MWR-1753	№ 15-19-18/579 of 09.01.2003	05.01.2008	10-11GHz
Village Stulovo – settlement Oktyabrskyi MWR-5077	№ 15-19-18/984 of 10.01.2003	09.01.2008	10-11GHz
Settlement Ivashevo – settlement of urban type Khristoforovo MWR-6379	№ 15-19-18/987 of 10.01.2003	09.01.2008	10-11GHz
"ATX-24- DSK" Kirov city MWR-4384	№ 15-19-18/988 of 10.01.2003	09.01.2008	10-11GHz
Novovyatsk – settlement Sidorovka Omutninsk – settlement Vostochnyi MWR-1755	№ 15-19-18/989 of 10.01.2003	09.01.2008	10-11GHz
Kirov – Chepetsk – settlement Chuvashi MWR-1752	№ 15-19-18/985 of 10.01.2003	09.01.2008	10-11GHz
Settlement Klyuchi – settlement Astrakhan MWR-3213	№ 15-19-18/983 of 10.01.2003	09.01.2008	10-11GHz
Omutninsk town – settlement Peskovka MWR-3012	№ 15-19-18/756 of 09.01.2003	08.01.2008	10-11GHz
Slobodskoi town – settlement Shestakovo MWR-1278	№ 15-19-18/755 of 09.01.2003	08.01.2008	10-11GHz
Kirov city – settlement Zonikha MWR-1300	№ 15-19-18/1004 of 09.01.2003	08.01.2008	10-11GHz
Settlement Klyuchi – settlement Uni MWR-3014	№ 15-19-18/1005 of 09.01.2003	08.01.2008	10-11GHz
Settlement Bogorodskoe – Uni - Klyuchi	№ 04-000117 of 09.03.2004	09.03.2012	10-11GHz
Settlement of urban type Oparino – settlement of urban type Maromitsa MWR-3015	№ 04-004090 of 06.05.2005	05.05.2015	10-11GHz
Settlement of urban type Nogorsk – settlement Sinegorie MWR -1986	№ 15-19-18/751 of 09.01.2003	08.01.2008	10-11GHz
Papulovo – Uga MWR -1/0071	№ 14-08-17/784 of 09.01.2003	05.01.2008	150-160MHz
Malmizh- settlement Sludka – Vyatskie Polyani town	№ 15-19-18/548 of 08.01.2003	05.01.2008	14-15GHz

MWR -3575			
Settlement of urban type Podosinovets –Luza town MWR-3500	№ 15-19-18/547 of 08.01.2003	05.01.2008	8GHz
Settlement of urban type Oparino - Settlement of urban type Marimitsa MWR-3015	№ 15-19-18/757 of 09.01.2003	08.01.2008	10-11GHz
Settlement Populovo – settlement Andreeva Gora	№ 04-004745 of 21.04.2005	20.04.2015	146,0-174,0MHz
Settlement of urban type Shaburi – village Shaburi	№ 04-005310 of 21.04.2005	20.04.2015	
Settlement of urban type Uria – village Seredina	№ 04-005237 of 21.04.2005	20.04.2015	
Settlement Ivantsevo – village Troitsa	№ 04-004742 of 21.04.2005	20.04.2015	
Settlement of urban type Oparino – settlement Almege	№ 04-005249 of 21.04.2005	20.04.2015	
Settlement of urban type Oparino – village Shaburi – village Moloma	№ 04-005250 of 21.04.2005	20.04.2015	
Village Uchka – settlement Axenovskaya	№ 04-004750 of 21.04.2005	20.04.2015	
Village Sinegorie – village Pervomaisk	№ 04-005232 of 21.04.2005	20.04.2015	
Settlement Palomitsa – settlement Rechnoi	№ 04-004739 of 21.04.2005	20.04.2015	
Village Borovka – village Chistopolie	№ 04-004746 of 21.04.2005	20.04.2015	
Sovetsk town – settlement Sitemka	№ 04-004740 of 21.04.2005	20.04.2015	
Luza town – village Karavaiko	№ 04-004741 of 21.04.2005	20.04.2015	
Settlement of urban type Tuzha – village Pachi	№ 04-005234 of 21.04.2005	20.04.2015	146,0-174,0MHz
Tuzha - Bezdenezhie – Mikhailovskoye .MWR-1/0069	№ 14-08-17/786 of 09.01.2003	05.01.2008	150-160MHz
Settlement Oparino – settlement Vazuk	№ 04-004738 of 21.04.2005	20.04.2015	147,0-174,0MHz
Papulovo – Borovitsa MWR-1/1578	№ 14-08-17/785 of 09.01.2003	05.01.2008	150-160MHz
Pilyug – Skulina Gora - Podosinovets	№ 15-19-18/53408 of 06.12.2002	10.06.2003	8GHz
Kirs – Baranovka MWR-1/0881	№ 14-08-17/783 of 09.01.2003	05.01.2008	150-160MHz
Shestakovo – Nagorsk MWR-1841			
Demiyanov – Podosinovets –Yakhrenga MWR-1754a			
Pishchal – Suvody MWR-1749			
Malmyzh – Kaksinvai MWR-1751			
Kirov – Kirovochepetsk MWR-1892	№ 15-19-18/585 of 09.01.2003	04.01.2008	7-8GHz

Saransk town MWR-5348	№ 1025444 of 02.07.2003	26.06.2008	2400-2500MHz
Settlement Khvalynsk – settlement Dukhovnitskoe MWR-6699	№ 15-19-18/13997 of 25.03.2003	21.03.2008	10-11GHz
Volsk – Plekhany MWR-3897	№ 15-19-18/48180 of 13.11.2002	01.11.2007	10-11GHz
Saratov MTS-ATX-2 Engels MWR-3298	№ 15-19-18/48181 of 13.11.2002	01.11.2007	10-11GHz
Balakovo ATX-3-ATX-4, ATX-4-ATX-2 MWR-3154	№ 15-19-18/48183 of 13.11.2002	01.11.2007	10-11GHz
Demiyas – Vostochnyi MWR-4006	№ 15-19-18/48184 of 13.11.2002	01.11.2007	10-11GHz
Balakovo – Mayanga Balakovo – Pylkovka MWR-3111	№15-19-18/48182 of 13.11.2002	01.11.2007	10-11GHz
Zolotoye - Rovnoye	№ 05-012675 of 27.05.2005	26.05.2015	14GHz
Balashov – Svyatoslavka – Nikolaevka MWR-4363	№ 15-19-18/48185 of 13.11.2002	01.11.2007	10-11GHz
Samoilovka - Svyatoslavka MWR-3062	№ 15-19-18/48186 of 13.11.2002	01.11.2007	10-11GHz
Alexandrov Gai – Priuzenskyi MWR-3155	№ 15-19-18/48187 of 13.11.2002	01.11.2007	10-11GHz
Samoilovka – Peschanka MWR-3063	№ 15-19-18/48188 of 13.11.2002	01.11.2007	10-11GHz
Mokrous – village Dolina MWR-5876	№ 15-19-18/3313 of 24.01.2003	23.01.2008	10-11GHz
Saratov – Balakovo MWR-3183	№ 15-19-18/48179 of 13.11.2002	01.11.2007	7-8GHz
Samara – settlement Lopatino MWR-6213	№ 15-19-18/48380 of 15.11.2002	01.11.2007	10-11GHz
Toliyatti town – village Yagodnoe MWR-3248	№ 15-19-18/48378 of 15.11.2002	01.11.2007	10-11GHz
Toliyatti town – settlement Povolzhskyi MWR-3157	№ 15-19-18/48379 of 15.11.2002	01.11.2007	10-11GHz
Toliyatti town – Zhigulevsk town MWR-4072	№ 15-19-18/48377 of 15.11.2002	01.11.2007	14GHz
Toliyatti town ATX-48 – village Khryashchevka MWR-3627	№ 15-19-18/48376 of 15.11.2002	01.11.2007	1811,2024MHz
Toliyatti town ATX-48 – settlement Uzyukovo MWR-3231	№ 15-19-18/48375 of 15.11.2002	01.11.2007	10-11GHz
Syzran town Regional Communication Department MWR-1444	№ 15-19-18/48610 of 14.11.2002	01.11.2007	10-11GHz
Samara – Chernovskyi MWR-3405	№ 15-19-18/48609 of 14.11.2002	01.11.2007	10-11GHz

Samara – Rozhdestveno MWR-3499	№ 15-19-18/48611 of 14.11.2002	01.11.2007	10-11GHz
Samara – Dubovyi Umet MWR-3994	№ 15-19-18/48613 of 14.11.2002	01.11.2007	10-11GHz
Toliyatti – Postepki MWR-3158	№ 15-19-18/48612 of 14.11.2002	01.11.2007	12-13GHz
Samara – Roshchinskyi MWR-0567	№ 15-19-18/48615 of 14.11.2002	01.11.2007	10-11GHz
Village Bolshaya Glushitsa RCD-RTS MWR-1454	№ 15-19-18/48614 of 14.11.2002	01.11.2007	10-11GHz
Samara – village Rubezhnoe MWR-6179	№ 15-19-18/51610 of 26.11.2002	20.11.2007	10-11GHz
Settlement Severnoe – village Russkyi Kandyz MWR-6746	№ 15-20-18/14936 of 28.03.2003	26.03.2008	7-8GHz
Buzuluk – Proskurino, Buzuluk – Koltubanka MWR-4324	№ 15-19-18/54578 of 16.12.2002	10.12.2007	10-11GHz
Village Burannoye – village Novoiletsk	№ 05-009180 of 06.05.2005	05.05.2015	10-11GHz
Buguruslan town – village Asekeevo MWR-4774	№ 15-19-18/50881 25.11.2002	15.11.2007	7-8GHz
Buzuluk town – village Tashla MWR-1905	№ 15-19-18/50879 of 25.11.2002	15.11.2007	7-8GHz
Village Tashla – village Ilek MWR-5282	№ 15-19-18/50880 of 25.11.2002	15.11.2007	7-8GHz
Gai – Khmelevka MWR-5440	№ 15-19-18/54463 of 15.12.2002	10.12.2007	1811, 2024MHz
Novoorsk – Gorkovskoe MWR-1342	№ 15-19-18/54464 of 15.12.2002	10.12.2007	10-11GHz
Gai – Khalilovo MWR-3548	№ 15-19-18/54465 of 15.12.2002	10.12.2007	10-11GHz
Furmanovo – Pervomaiskyi – Revolutsionnyi MWR-4553	№ 15-19-18/54466 of 15.12.2002	10.12.2007	10-11GHz
Ilek – Mukhranovo MWR-1317	№ 15-19-18/54462 of 15.12.2002	10.12.2007	11GHz
Settlement Saraktash – settlement Tyulgan MWR-5938	№ 15-19-18/55464 of 19.12.2002	18.12.2007	7-8GHz
Yasnyi town – settlement Svetlyi MWR-0306	№ 15-19-18/55465 of 19.12.2002	18.12.2007	7-8GHz
Akbulak – Sagarchin MWR-3834	№ 15-19-18/54575 of 16.12.2002	10.12.2007	10-11GHz
Klyuchevka – Burtinskyi MWR-3996	№ 15-19-18/54576 of 16.12.2002	10.12.2007	10-11GHz
RCD-ATX-4 Buguruslan town MWR-3715	№ 15-19-18/54577 of 16.12.2002	10.12.2007	10-11GHz

Gai – Kameikino MWR-3896	№ 15-19-18/54579 of 16.12.2002	10.12.2007	10-11GHz
Belyaevka – Karagach – Mezhdurechie MWR-1/1814	№ 14-08-17/782 of 09.01.2003	05.01.2008	150-160MHz
Buzuluk – Elkhovka MWR-1/1493	№ 14-08-17/787 of 09.01.2003	05.01.2008	150-160MHz
Orenburg – settlement Prudy MWR-4637	№ 15-19-18/55481 of 19.12.2002	15.12.2007	10-11GHz
Sol-Iletsk town – settlement Tamar-Utkul MWR-3831	№ 15-19-18/55480 of 19.12.2002	15.12.2007	10-11GHz
Village Totskoe – village Totskoe-2 MWR-3578	№ 15-19-18/55479 of 19.12.2002	15.12.2007	10-11GHz
Village Tashla – village Rannee MWR-3790	№ 15-19-18/55478 of 19.12.2002	15.12.2007	10-11GHz
Orenburg – settlement Pavlovka MWR-1383	№ 15-19-18/57286 of 30.12.2002	26.12.2007	1811, 2082MHz
Orenburg – settlement Ivanovka MWR-1384	№ 15-19-18/57287 of 30.12.2002	26.12.2007	1724, 1995MHz
Orenburg city – state farm "Sakmarskyi" MWR	№ 04-000119 of 09.03.2004	01.03.2014	10-11GHz
Settlement Pervomaiskyi – settlement Zaikin MWR-5016	№ 15-19-18/57285 of 30.12.2002	26.12.2007	10-11GHz
Orenburg – settlement Podgornaya Pokrovka MWR-1385	№ 15-19-18/57288 of 30.12.2002	26.12.2007	1869, 2024 MHz
Novotroitsk town – state farm Progress MWR-3626	№ 15-19-18/57284 of 30.12.2002	26.12.2007	10-11GHz
Novotroitsk town – state farm Progress MWR-3626a	№ 15-19-18/55477 of 19.12.2002	15.12.2007	10-11GHz
Settlement Aidyrlya – village Kvarkeno MWR-5520	№ 15-19-18/50883 of 25.11.2002	15.11.2007	10-11GHz
22 settlements MWR-3307 settlement Igra – village Russkaya Loza – village Kuliga – village Stepanenko – village Abrosyata – Sarapul town – village Shadrino – village Kigbaevo – etc.	№15-20-18/51192 of 22.11.2002	15.11.2007	10-11GHz
Settlement of urban type Igra – settlement Lozo-Luk	№1020779 of 05.12.2003	28.11.2008	10-11GHz
Village Vavozh – village Volkovo MWR-4403	№ 15-20-18/49975 of 22.11.2002	15.11.2007	10-11GHz
Izhevsk city MWR-3730	№ 15-20-18/51191 of 22.11.2002	15.11.2007	2400MHz
Settlement Polom, ATX – settlement Kez – settlement Kabalud, ATX			10-11GHz
Krasnogorskoe – Kokman MWR-3729			10-11GHz

MWR-3753 Izhevsk ATX-26- Izhevsk; Izhevsk ATX-26 – settlement Dorozhnyi Village Yakshur-Bodiya – village Chernushka – Votkinsk ATX-27 – Votkinskyi machine factory Izhevsk - Volozhka Izhevsk Between AMTX-ATX-71,36,22,- Pazely			1,4GHz 10-11GHz 10-11GHz 10-11GHz
Settlement Yurino- settlement Yurkino	№ 04-002637 of 22.03.2005	23.03.2015	394-410/434-450MHz
Settlement Kilemary – village Nezhnur	№ 04-005811 of 21.04.2005	20.04.2015	
Kozmodemiyansk town – settlement Yurino MWR-2613	№ 15-20-18/11237 of 11.03.2003	05.03.2008	7-8GHz
Settlement Krasnyi Most – settlement Kilemary MWR-2306a	№ 15-20-18/11236 of 11.03.2003	05.03.2008	7-8GHz
Yoshkar-Ola town – Sheklyanur – Kr.Most – Ershovo – Kozmodiyansk MWR-2306	№ 15-20-18/11235 of 11.03.2003	05.03.2008	7-8GHz
Zvenigovo town – Volzhsk town	№1019517 of 21.10.2003	10.10.2008	10-11GHz
Kozmodemiyansk town – settlement Ozerki MWR-6284	№ 15-20-18/55157 of 18.12.2002	16.12.2007	10-11GHz
Yadrin town – village Chebakovo MWR-4552a	№ 15-20-18/50269 of 25.11.2002	20.11.2007	10-11GHz
Kanash town – village Ukhmany MWR-2850	№ 15-20-18/55158 of 18.12.2002	16.12.2007	10-11GHz
Kanash town - Yamashevo	№ 04-000120 of 09.03.2004	09.03.2012	10-11GHz
Yadrin town – settlement Sovkhoznyi MWR-2431	№ 15-20-18/55159 of 18.12.2002	16.12.2007	10-11GHz
Kanash town – village Shikhazany MWR-2849	№ 15-20-18/55160 of 18.12.2002	16.12.2007	10-11GHz
Alatyr town – settlement Kirya; Alatyr town –	№ 15-12-18/50268 of 25.11.2002	20.11.2007	10-11GHz

settlement Pervomaiskyi – village Novyi Aibesi MWR-5310			
Shumerlya town – settlement Russkie Algashi MWR-1518	№ 15-20-18/50274 of 25.11.2002	20.11.2007	10-11GHz
Settlement Ibrisi – settlement Novoe Churashovo MWR-1519	№ 15-20-18/50273 of 25.11.2002	20.11.2007	10-11GHz
Alatyr town – settlement Anyutino MWR-1520	№ 15-20-18/50272 of 25.11.2002	20.11.2007	10-11GHz
Cheboksary town – settlement Sosnovka MWR-3209	№ 15-20-18/50271 of 25.11.2002	20.11.2007	10-11GHz
Yadrin town – village Chebakovo MWR-4552	№ 15-20-18/50270 of 25.11.2002	20.11.2007	10-11GHz
Alatyr – Mirenki MWR-2913	№ 1024897 of 18.06.2003	11.06.2008	10-11GHz
Alatyr – Altyshevo MWR-2911	№ 1025360 of 18.06.2003	11.06.2008	10-11GHz
Kozlovka – Tyurlema MWR-2912	№ 1025363 of 18.06.2003	11.06.2008	10-11GHz
Kanash – Yamashevo MWR-1135			10-11GHz
Ibrisi - Buguyany			10-11GHz
Ibrisi - Berezovka			10-11GHz
Alatyr – Atrar MWR-3062			10-11GHz
Settlement Maina – r/w station Vyry MWR-3612	№ 15-19-18/50310 of 22.11.2002	15.11.2007	10-11GHz
Dzerzhinsk town – Volodarsk town MWR-4932	№ 1003289 of 02.06.2003	28.05.2008	10-11GHz
Dzerzhinsk town – village Gorbatovka MWR-4931	№ 1003288 of 02.06.2003	28.05.2008	10-11GHz
Volodarsk town – settlement Novosmolinskiy	№ 05-009278 of 06.05.2005	05.05.2015	10-11GHz
Settlement Vacha – settlement Sosnovskoe	№ 1014315 of 25.09.2003	11.09.2008	10-11GHz
Volodarsk town – settlement Iliinogorsk – settlement Novosmolinskyi – settlement Mulino MWR-4930	№ 03-03368 of 08.10.2003	24.09.2008	10-11GHz
Kulebaki - Gremyachevo	№ 1018950 of 10.06.2003	16.06.2003	10-11GHz
Sosnovskoe – Elizarovo	№ 04-001402 of 23.11.2004	22.11.2014	10-11GHz
Sosnovskoe – Davydovskoe	№ 1025058 of 02.06.2003	25.05.2008	10-11GHz
Arzamas – Cherenukha	№ 1024969 of 18.06.2008	18.06.2008	10-11GHz
Polkh-Motyzley	№ 04-001634 of 23.11.2004	22.11.2014	10-11GHz
Arzamas – Abramovo – Vasiliev Vrag –Pustyn – Lomovka – Kirillovka –Kazakovo – Morozovka	№ 1003302 of 26.06.2003	19.06.2008	10-11GHz

– Novyi Usad –Tumanovo – Shatovka			
Vad – Annenskyi karier MWR-2604	№ 1025680 of 26.06.2003	18.06.2008	14-15GHz
Diveevo – B.Cherevatovo MWR-4069	№ 1024971 of 26.06.2003	19.06.2008	10-11GHz
Glukhovo – Diveevo MWR-4070	№ 1024972 of 26.06.2003	18.06.2008	10-11GHz
Arzamas - Lomovka	№ 1003304 of 26.06.2003	19.06.2008	10-11GHz
Pustyn – Arzamas	№ 1003303 of 26.06.2003	19.06.2008	10-11GHz
Abramovo – Vasiliev Vrag	№ 1003302 of 26.06.2003	19.06.2003	10-11GHz
Arzamas – Novyi Usad	№ 1003308 of 26.06.2003	19.06.2008	10-11GHz
Arzamas – Morozovka	№ 1003307 of 26.06.2003	19.06.2008	10-11GHz
Arzamas – Kazakovo	№ 1003306 of 26.06.2003	19.06.2008	10-11GHz
Kirillovka – Arzamas	№ 1003305 of 2.06.2003	19.06.2008	10-11GHz
Glukhovo – Diveevo	№ 1024972 of 26.06.2003	18.06.2008	10-11GHz
Arzamas – Shatovka	1003310 of 26.06.2003	18.06.2008	10-11GHz
Arzamas – Tumanovo	№ 1003309 of 26.06.2003	19.06.2008	10-11GHz
Arzamas - Abramovo	№ 1003300 of 26.06.2003	19.06.2008	10-11GHz
Bor – Linda Bor – Ostankino MWR-4084	№ 1024153 of 10.06.2003	03.06.2008	10-11GHz
Bor – Krasnaya sloboda MWR-4066	№ 1024154 of 10.06.2003	03.06.2008	10-11GHz
Bor – Bolshoe Orlovskoe MWR-3046	№1024153 of 10.06.2003	03.06.2008	10-11GHz
Balakhna - Balakhna - Rylovo Balakhna – Maloe Kozino Balakhna - Lukino Balakhna – Shalimovo - Konevo Balakhna - Sovkhoznyi Balakhna - Gidrotorf Balakhna – B. Kozino MWR-1633	№ 1024155 of 10.06.2003	03.06.2008	10-11GHz
Balakhna - Sovkhoznyi MWR-4569	№ 1024162 of 10.06.2003	03.06.2008	10-11GHz
Balakhna - Gidrotorf MWR-4360	№ 1024157 of 10.06.2003	03.06.2008	14-15GHz
Balakhna - Pravdinsk MWR-4354	№ 1024157 of 10.06.2003	03.06.2005	14-15GHz
Balakhna – settlement 1 May	№ 1003325 of 06.08.2003	25.07.2008	10-11GHz
Balakhna - Istomino	1021512 of 21.08.2003	15.08.2008	7-8GHz
Gorodets – boarding house Burevestnik MWR-	№ 1024160 of 10.06.2003	03.06.2008	7-8GHz

4515			
Gorodets – Zavolzhie MWR-1253	№ 1024160 of 10.06.2003	03.06.2008	7-8GHz
Gorodets – Zavolzhie MWR-3143	№ 1024158 of 10.06.2003	Till 03.06.2008	10-11GHz
Gorodets – Chkalovsk	№ 04-001729 of 21.03.2005.	Till 20.03.2015	7-8GHz
Settlement Voskresenskoe – village Egorovo	№ 04-001082 of 04.11.2004	03.11.2014	146-174 MHz
Zavolzhie - Khakhaly	№ 04-000134 of 09.03.2004	Till 01.03.2014	10-11GHz
Gorodets – Voronino	№ 1020535 of 22.09.2003	Till 09.09.2008	10-11GHz
Bor town – settlement Zheleznodorozhnyi	№ 1018954 of 08.10.2003	Till 24.09.2008	10-11GHz
Settlement Sokolskoe – village Pushkarevo	№ 1023657 of 09.10.2003	till 24.09.2008	10-11GHz
Gorodets – Fedurino	№ 1020521 of 21.08.2003	15.08.2008	10-11GHz
Semenovo - Shaldezhka	№ 1003324 of 06.08.2003	25.07.2008	10-11GHz
Semenov - Eifimovo	№ 04-001084 of 04.11.2004	03.11.2014	146-174 MHz
Chkalovsk – Vershilovo	№ 1003326 of 06.08.2003	25.07.2008	10-11GHz
Voskresenskoe – Vozdvizhenskoe	№ 1003332 of 06.08.2003	25.07.2008	10-11GHz
Gorodets – Sokolskoe MWR-4640	№ 1024159 of 10.06.2003	03.06.2008	10-11GHz
Kovernino – Khokhlama MWR-4359	№ 1024161 of 10.06.2003	03.06.2008	10-11GHz
Varnavino – Severnyi	№ 52_4871 of 13.10.2003	Till 13.10.2006	60-74MHz
Shakhuniya – village Vakhtan MWR-0840	№ 1025155 of 21.06.2003	Till 10.06.2008	7-8GHz
Bolshoe Karpovo – Uren MWR-4938	№ 1013928 of 06.08.2003	Till 29.07.2008	10-11GHz
Shakhuniya – Uren MWR-0839	№ 1025127 of 21.06.2003	Till 10.06.2008	7-8GHz
Shakhuniya – B.Shirokoe MWR-4439	№ 1025130	10.06.2008	10-11GHz
Varnavino – Gorki MWR-1874	№ 1025148 of 21.06.2003	10.06.2008	10-11GHz
Varnavino – Krasnie baki MWR-0307	№ 1025175 of 21.06.2003	10.06.2008	7-8GHz
Uren – Semenov MWR-4939	№ 1003296 of 21.06.2003	10.06.2008	10-11GHz
Uren – Vetluga MWR-4937	№ 1003291 of 21.06.2003	10.06.2008	10-11GHz
Shakhuniya - Vetluga	№ 1025118 of 21.06.2003	10.06.2008	7-8GHz
Shakhuniya – Sharanga MWR-1846	№ 1025129 of 21.06.2003	10.06.2008	7-8GHZ
Sharanga – Ustinskoe MWR-4936	№ 1003293of 21.06.2003	10.06.2008	10-11GHz
Akaty – Chernoe MWR-5656	№ 1005270 of 21.06.2003	10.06.2008	10-11GHz
Shakhuniya – Tonshaevo MWR-5668	№ 1009855 of 21.06.2003	10.06.2008	7-8GHZ
Krasnie baki – Voskresenskoe MWR-2645	№ 1025170 of 21.06.2003	10.06.2008	7-8GHz

Uren – Ariya MWR-4938	№ 1013933 of 02.06.2003	28.05.2008	10-11GHz
Nizhny Novgorod – Bor MWR-5120	№ 1003334 of 22.09.2003	Till 09.09.2008	7-8GHz
Nizhny Novgorod – Dzerzhinsk MWR-0557	№ 1027554 of 22.09.2003	Till 09.09.2008	7-8GHz
Voznesenskoe – Polkh Maidan Voznesenskoe - Matyzley	№04-001634 of 23.11.2004.	Till 22.11.2014.	10-11GHz
Nizhny Novgorod – Balakhna – Gorodets MWR-0369	№ 1027553 of 22.09.2003	Till 09.09.2008	7-8GHz
Nizhny Novgorod – Balakhna – Gorodets MWR-2873	№ 1027551 of 22.09.2003	Till 09.09.2008	10-11GHz
Nizhny Novgorod (Lyadov square) – state farm Doskino	№ 04-001544 of 09.12.2004	Till 08.12.2014	10-11GHz
Nizhny Novgorod (ATX 66) – settlement Berezovaya Poima	№ 04-001542 of 20.12.2004	Till 19.12.2014	10-11GHz
Nizhny Novgorod, Lyadov square – settlement Doskino	№ 04-001524 of 09.12.2004	Till 08.12.2014.	10-11GHz
Druzhnyi – Zhdanovskyi MWR - 4372 of 26.06.2001	№ 1025001 of 18.06.2003	10.06.2008	10-11GHz
Village Prosek – village Kislovka MWR-3915	№ 1025013 of 18.06.2003	10.06.2008	10-11GHz
Sechenovo town – Talyzino MWR-4331	№ 1025017 of 18.06.2003	10.06.2008	10-11GHz
Sechenovo town – village M.Ryabushkino MWR-1126	№ 1025002 of 18.06.2003	10.06.2008	10-11GHz
Urazovka – Salgany MWR - 4408	№ 1024984 of 18.06.2003	10.06.2008	10-11GHz
Kstovo – Afonino MWR-3041	№ 1024989 of 18.06.2003	10.06.2008	10-11GHz
Sergach – Sergachskyi Nizhegorodsakhar MWR-4919	№ 1003311 of 18.06.2003	10.06.2008	10-11GHz
Sergach - Lopatino	№ 04-001524 of 09.12.2004	08.12.2014	10-11GHz
Lyskovo – Makarievo MWR-4412	№ 1025018 of 18.06.2003	10.06.2008	10-11GHz
Buturlino – Valgusy MWR-3829	№ 1024981 of 18.06.2003	10.06.2008	10-11GHz
Bakaldy – Kamenishchy MWR-4046	№ 1024982	10.06.2008	10-11GHz
Fokino – Kuzmiyar	№ 1029117 of 05.08.2003	31.07.2008	10-11GHz
Mikhailovskoe – Fokino	№ 1021476 of 05.08.2003	31.07.2008	10-11GHz
Settlement Sosnovskoe – village Davydkovo	№ 04-004501 of 03.03.2005	02.03.2015	10-11GHz

Village Mayaki – settlement Burepolom	№ 04-004580 of 03.03.2005	02.03.2015	10-11GHz
Chkalovsk town – village Novinki	№ 04-003997 of 03.03.2005	02.03.2015	10-11GHz
Gorodets town – settlement Kovernino	№ 04-004108 of 31.12.2004.	30.12.2014	10-11GHz
Village Rozhki – village Smirnovo	№ 04-004107 of 03.03.2005	02.03.2015.	10-11GHz
Kantaurovo - Sitniki	№ 1018084 of 21.08.2003	21.08.2003	7-8GHz
Buguruslan – Severnoe	№03-10838 of 25.12.2003	19.12.2008	7-8GHz
Buzulik - Buguruslan	№ 03-10842 of 25.12.2003	19.12.2008	3,4-3,5GHz
Ulyanovsk city	№ 17-03-33/20434 of 24.04.2003	17.02.2008	1880-1900MHz
Ulyanovsk city	№ 1028792 of 13.11.2003	01.11.2008	1880-1900MHz
Ulyanovsk city	№ 04-005302 of 21.04.2005	20.04.2015	
Kirov Poroshino Ganino	№ 1022527 of 03.10.2003	28.09.2008	1880-1900MHz
Kirov city	№ 1027167 of 05.11.2003	20.10.2008	1880-1900MHz
Kirov city	№ 04-005328 of 21.04.2005	20.04.2015	1880-1900MHz
Kirovo-Chepetsk	№ 04-005318 of 21.04.2005	20.04.2015	
Saransk town (Khmelevskyi str., N.Erkai str., Goncharov str.,);	№ 04-005323 of 31.12.2004	30.12.2014	1880-1900MHz
Saransk town, Settlement Atyashevo, Settlement Kremlya, Settlement Turgenevo, Settlement Potjma, Village Dubenki, Village Tengushevo, Village Lukhovka Village Zykovo	№ 17-03-33/16505 of 08.04.2003	08.04.2008	1880-1900MHz
Ruzaevka town Kovylkino town Tengushevo town Dubenki town	№ 17-03-33/45471 of 25.10.2002	30.09.2007	1880-1900MHz
Orenburg city	№ 17-03-33/53358 of 10.12.2002	20.11.2007	1880-1900MHz
Orenburg city (Kushkul settlement)	№ 04-005309 of 21.04.2005	20.04.2015	1880-1900MHz
Orsk town	№ 04-005236 of 21.04.2005	20.04.2015	1880-1900MHz
Orenburg city	№ 1023822 of 26.08.2003	22.08.2008	1880-1900MHz

Orenburg city	№ 05-010594 of 06.05.2005	05.05.2015	1880-1900MHz
Izhevsk city	№ 17-03-33/53337 of 10.12.2002	20.11.2007	1880-1900MHz
Glazov town Mozhga town Settlement Igra Sarapul town	№ 17-03-33/47476 of 10.11.2002	30.09.2007	1880-1900MHz
Medayany, Rabotki, Vad, Annenkovskyi karier	№ 17-03-33/45167 of 24.10.2002	30.10.2007	1880-1900MHz
Medayany village Krasnooktyabrskiy region	№ 05-006603 of 24.03.2005	23.03.2015	1880-1900MHz
Glazov	№ 1025282 of 29.09.2003	26.09.2008	1880-1900MHz
Votkinsk Izhevsk Sarapul	№ 1014972 of 04.07.2003	30.06.2008	1880-1900MHz
Kstovo town Settlement Afonino of Kstovo's district	№ 17-03-33/19861 of 23.04.2003	17.04.2008	1880-1900MHz
Nizhny Novgorod	№ 17-03-33/11379 of 11.03.2003	05.03.2008	1880-1900MHz
Nizhny Novgorod	№ 1026097 of 05.11.2003	27.10.2008	1880-1900MHz
Ruzaevka Chamzinka Atyurievo	№ 04-001141 of 12.10.2004	11.10.2014	1880-1900MHz
Saransk town	№ 04-000980 of 12.10.2004.	11.10.2014	1880-1900MHz
Kirov city	№ 05-006534 of 24.03.2005	23.03.2015	1880-1900MHz
Settlement Torbeevo in the Republic of Mordovia	№ 05-006403 of 23.03.2005	23.03.2015	1880-1900MHz
Samara city	№ 05-006406 of 23.03.2005	23.03.2015	1880-1900MHz
Arzamas town, Gorodets town, settlement Sitniki, settlement Zheleznodorozhnyi	№ 04-003072 of 28.12.2004	27.12.2014	1880-1900MHz
Pavlovo town	№ 05-006598 of 23.03.2005	23.03.2015	1880-1900MHz
Village Tolkaevka of Orenburg oblast	№ 04-003265 of 28.12.204	27.12.2014	1880-1900MHz
Sharanga	№ 52-6167 of 30.12.2003	30.12.2006	42,95

Tonkino	№ 52-6168 of 30.12.2003	30.12.2006	42,95
Bogorodsk – Priozernoe	№ 52-5582 of 26.11.2003	30.12.2006	307;434;
Settlement Varnavino – settlement Voskhod	№ 52-2632 of 03.06.2003	03.06.2006	307;343
Vetluga town – village Voznesenie	№ 52-2636 of 03.06.2003	03.06.2006	307;343
Settlement of urban type Tonshaevo – village Vyakshener	№ 52-2638 of 03.06.2003	03.06.2006	307;343
Settlement of urban type Tonshaevo – settlement Kazener	№ 52-2640 of 03.06.2003	03.06.2006	307;343
Settlement of urban type Tonshaevo – settlement Yuzhnyi	№ 52-2642 of 03.06.2003	03.06.2006	307;343
Settlement of urban type Tonshaevo – settlement Yuzhnyi	№ 52-1571 of 13.04.2004	12.04.2009	307;343
Uren town – settlement Ariya	№ 52-2644 of 03.06.2003	03.06.2006	307;343
Uren town – village B.Kozlyana	№ 52-2646 of 03.06.2003	03.06.2006	307;343
Uren town – village Chernoe	№ 52-2648 of 03.06.2003	03.06.2006	307;343
Settlement of urban type Varnavino – settlement Mirnyi	№ 25-2634 of 03.06.2003	03.06.2006	307;343
Uren – Mineevo	№ 52-2821 of 16.06.2003	16.06.2006	307;343
Uren – Vyazovoe	№ 52-2823 of 16.06.2003	16.06.2006	307;343
Uren – Krasnyi Yar	№ 52-2825 03.06.2003	16.06.2006	307;343
Urazovka – Klyuchishchi	№ 52-3432 of 23.07.2003	23.07.2006	307;343
Rabotki – settlements	№ 52-2996 of 24.06.2003	24.06.2006	307;343
Kstovo – settlements	№ 52-2995 of 24.06.2003	24.06.2003	307;343
Verkhovskoe – Berestayanka	№ 52-4579 of 24.09.2003	24.09.2006	307;343
Sharanga – Usta	№ 52-6069 of 23.12.2003	23.12.2006	307;343
Verkhovskoe – Siyava	№ 52-6068 of 23.12.2003	23.12.2006	307;343
Konevo – Yurino	№ 52-6501 of 27.12.2003	27.12.2006	307;343
Serbrayanka – village Kr.Rodnik	№ 52-6150 of 26.12.2003	26.12.2006	307;343
Vilaya – Provolochnoe	№ 52-6149 of 26.12.2003	26.12.2006	307;343
Voznesenskoe - Begovatovo	№ 52-6154 of 26.12.2003	26.12.2006	307;343
Voznesenskoe – Lashman	№ 52-5580 of 26.11.2003	26.11.2006	307;343
Voznesenskoe – Ilev	№ 52-5581 of 26.11.2003	26.11.2006	307;343
Steksovo – Ideal	№ 52-6153 of 26.12.2003	26.12.2006	307;343

Lemet – Turkushi	№ 52-6152 of 26.12.2003	26.12.2006	307;343
Mukhtolovo – Venets	№ 52-6151 of 26.12.2003	26.12.2006	307;343
Sechenovo – Lipovka	№ 52-5773 of 04.12.2003	04.12.2006	307;343
Lyskovo – Presnetsovo	№ 52-5774 of 04.12.2003	04.12.2006	307;343
Sechenovo – Elizavetino	№ 52-5771 of 04.12.2003	04.12.2006	307;343
Sechenovo - Ratovo	№ 52-5772 of 04.12.2003	04.12.2006	307;343
Sechenovo – Ratovo (petroleum depot)	№ 52-5769 of 04.12.2003	04.12.2006	307;343
Sergach – B.Rayabushkino	№ 52-5770 of 04.12.2003	04.12.2006	307;343
Sergach – Malinovka	№ 52-5766 of 04.12.2003	04.12.2006	307;343
Sergach – Roganovka	№ 52-5767 of 04.12.2003	04.12.2006	307;343
Salgany – Alexandrovo	№ 52-3431 of 23.07.2003	23.07.2006	307;343
Salgany – Fedorovka	№ 52-5230 of 04.11.2003	04.11.2003	307;343
Sergach – B.Rayabushkino	№ 52-5768 of 04.12.2003	04.12.2006	307;343
Tuzha – Soboli	№ 43-04/2133 of 16.09.2003	16.09.2006	307;343
Strizhi – Reshetniki	№ 43-04/2153 of 17.09.2003	17.09.2006	307;343
Svecha – Kholmy	№ 43-04/2148 of 17.09.2003	17.09.2006	307;343
Ekaterina – B.Melnitsa	№ 43-04/2677 of 22.10.2003	22.10.2006	307;343
Nikolaevo – Anikintsy	№ 43-04/2675 of 22.10.2003	22.10.2006	307;343
Novaya Ukazna – Zhirnovo	№ 43-04/2150 of 17.09.2003	17.09.2006	307;343
Chernushka – Troitskoe	№ 43-04/2152 of 17.09.2003	17.09.2006	307;343
Kulebaki and settlements of Kulebaki's district	№ 52-6169 of 30.12.2003	30.12.2006	307;343
Shabury – Strelskaya	№ 43-04/2135 of 16.09.2003	16.09.2006	307;343
Nagorsk – Simonovka	№ 43-04/2672 of 22.10.2003	22.10.2006	307;343
Lalsk – Kuzminskaya	№ 43-04/2155 of 17.09.2003	17.09.2006	307;343
Lalsk – Zaborie	№ 43-04/2156 of 17.09.2003	17.09.2006	307;343
Nazarovtsy - Kachonki	№ 43-04/2157 of 17.09.2003	17.09.2006	307;343
Chistopolie – Borovka	№ 43-04/2676 of 22.10.2003	22.10.2006	307;343
Kiknur – Ulesh	№ 43-04/2151 of 17.09.2003	17.09.2006	307;343
Kiknur - Chasha	№ 43-04/2149 of 17.09.2003	17.09.2006	307;343
Oparino – Duvannoe	№ 43-04/2136 of 16.09.2003	16.09.2006	307;343
Oparino – Chusiaya	№ 42-04/2137 of 16.09.2003	16.09.2006	307;343
Zuevka – Spaso-Zaozerie	№ 43-04/2134 of 16.09.2003	16.09.2006	307;343
Zuevka – Motous	№ 43-04/2674 of 22.10.2003	22.10.2006	307;343

Kilmez – Polayanka	№ 43-04/2154 of 17.09.2003	17.09.2006	307;343
Oparino – Sergeevskaya Vereteaya	№ 43-04/2678 of 22.10.2003	22.10.2006	307;343
Lekma – Osinovka	№43-04/2669 of 22.10.2003	22.10.2006	307;343
Lekma – Osinovka	№ 04/400 of 23.01.2003	23.01.2006	307;343
Pervomaisk - Mytiets	№ 43-04/2670 of 22.10.2003	22.10.2006	307;343
Utmanovo – Grebnevo	№ 43-04/2673 of 22.10.2003	22.10.2006	307;343
Pervomaiskoe - Sharpaty	№ 43-04/2671 of 22.10.2003	22.10.2006	307;343
Varnavino – Voskhod	№ 52-6165 of 30.12.2003	30.12.2006	307;343
Verkhovskoe – Vakhtan	№ 52-6164 of 30.12.2003	30.12.2006	307;343
Tonkino – Pismener	№ 52-6163 of 30.12.2003	30.12.2006	307;343
Vorotynets - Saraiki	№ 52-1573 of 13.04.2004	12.04.2009.	307;343
Salgany – village Akulinino	№ 52-3433 of 23.07.2003	23.07.2003	307;343
Yoshkar-Ola town – village Korta	№ 12-800 of 18.06.2003	18.06.2006	307;343
Yoshkar-Ola town – village Elemuchash	№ 12-801 of 18.06.2003	18.06.2006	307;343
Settlement Kilemary – village Udyurma	№ 12-802 of 18.06.2003	18.06.2006	307;343
Village Pamiyaly – settlement Maiskyi	№ 12-803 of 18.06.2003	18.06.2006	307;343
Village Pamiyaly – settlement Maiskyi	№ 12-804 of 18.06.2003	18.06.2006	307;343
Village Nezhnur – settlement Nezhnurskyi	№ 12-805 of 18.06.2003	18.06.2006	307;343
Village Nezhnur – village B.Shuduguzh	№ 12-12-806 of 18.06.2003	18.06.2006	307;343
Village Arda – village Aleshkino	№ 12-807 of 18.06.2003	18.06.2006	307;343
Village Arda – village Yuksary	№ 12-808 of 18.06.2003	18.06.2006	307;343
Village Arda – village Alataikino	№ 12-809 of 18.06.2003	18.06.2006	307;343
Village Pamiyaly – settlement Tsynglok	№ 12-810 of 18.06.2003	18.06.2006	307;343
Settlement Yurino	№ 12-811 of 18.06.2003	18.06.2006	307;343
Village Mariino – village Nikolskaya	№ 12-812 of 18.06.2003	18.06.2006	307;343
Village Mariino – village Nikolskaya	№ 12-813 of 18.06.2003		307;343
Village Mariino – village Kozlovets	№ 12-814 of 18.06.2003	18.06.2006	307;343
Village Mariino – village Kuzmino	№ 12-815 of 18.06.2003	18.06.2006	307;343
Village Mariino – village Karasiayary	№ 12-816 of 18.06.2003	18.06.2006	307;343
Village Mariino – settlement Kozikovo	№ 12-817 of 18.06.2003	18.06.2006	150; 160MHz
Village Mariino – settlement Kozikovo	№ 12-818 of 18.06.2003	18.06.2006	307;343
Village Shoibulak – village Pelenger	№ 12-819 of 18.06.2003	18.06.2006	307;343
Village Shoibulak – gardens “Saturn”	№ 12-14-3/1242 of 23.07.2002	23.07.2007	307;343

Settlement Sovietskyi – village Iliinskoe	№ 12-621 of 29.04.2003	29.04.2006	307;343
Settlement Tursha – Borodinskoe	№ 12-1098 of 09.09.2003	09.09.2006	307;343
Settlement Yoshkar-Ola – settlement Lesnoi	№ 12-1571 of 30.12.2003	30.12.2006	307;343
Settlement Kilemary – village Aktayuzh	№ 12-1316 of 27.11.2003	27.11.2006	307;343
Village Semisola – village Petrovskoe of Orenburg oblast	№ 12-1058 of 1.09.2003	01.09.2006.	307;343
Settlement Kilemary – village Kumiaya	№ 12-1154 of 24.09.2003	24.09.2006.	307;343
Gai town, village Ishkinino, settlement Novorudnyi, village Kalinovka	№ 56/4210 of 13.10.2003.	13.10.2006.	307;343
Orsk town, settlement Novoorsk, village Kvarkeno, settlement Adamovka	№ 56-5665 of 30.12.2003.	01.01.2007	37MHz
Village Staroyakupovo, village Boriskino, village Novozherdino, village Nataliino, village Gorodishche, village Chebenki, village Elatomka, village Oktyabrevka, village Kiryushkino	№ 56-876-28 of 27.02.2004	27.02.2007.	343-344/ 307-308
Village Ziyanchurino – village Dubinovka, Gai town – village Ishkinino, Village Stepanovka – village Abdrakhmanovo Village Starye Shalty – village Artemievka, Abdulino town – village Novoyakupuvo, village Borisovka – village Klyuchevka, village Romanovka; village Zobov – village Zerikla, village Kolychevo – village Novonikolskoe	№ 56-876-27 of 27.02.2004	27.02.2007.	343-344/ 307-308
Village Bakaevo – village Zerikla, village Labazy , village Baigorovka – village Fedorovka; settlement Pervomaiskyi – village Maevka, village Taly , settlement Chkalovskyi, village Novocherkassk – village Krasnogor, village Ch.Otrog , village Sultakai – settlement Maiskyi, settlement Burannyi – settlement Aktynovo.	№ 56-876-29 of 27.02.2004	27.02.2004.	343-344/ 307-308
Yasnyi town – village Alasai	№ 56/5711 of 30.12.2003	30.12.2006	343-344/ 307-308
Village Vozdvizhenka – village Irek, village Chernyi Otrog, village Sovietskoe – settlement Sarakash	№ 56/5708 of 30.12.2003	30.12.2006.	343-344/ 307-308
Kuvandyk town – village Novaya Rakityanka, village Novouralsk – village Lugovskoe, Kuvandyk town – village Churaevo, Kuvandyk town – pioneer camp “Volna”.	№ 56/5707 of 30.12.2003	30.12.2006.	343-344/ 307-308

Village Grachevka – village Kamenka – village Pokrovka	№ 56/5710 of 30.12.2003	30.12.2006.	343-344/ 307-308
Village Andreevka – village Mezhdulesie	№ 56/5709 of 30.12.2003	30.12.2006.	343-344/ 307-308
Village Belyaevka – settlement Pravoberezhnyi	№ 56/5712 of 30.12.2003	30.12.2006.	343-344/ 307-308
Village Elasy – village Nuzhenaly	№ 12-1580 of 30.12.2003	30.12.2006.	307;343
Village Ushkaty – village Bogoyavlenka	№ 56-876-172 of 30.06.2004	30.06.2007.	300;400
Settlement Ural – village Zhanatan	№ 56-876-172 of 30.06.2004	30.06.2007.	300;400
Settlement Ural – settlement Rovnyi	№ 56-876-172 of 30.06.2004	30.06.2007.	300;400
Settlement Novouralsk – village Zaluzhie	№ 56-876-172 of 30.06.2004	30.06.2007.	300;400
Settlement Veselyi – village Nagumanovka	№ 56-876-172 of 30.06.2004	30.06.2007.	300;400
Village Furmanovo – village Konnoe	№ 56-876-172 of 30.06.2004	30.06.2007.	300;400
Village Furmanovo – village Prudy	№ 56-876-172 of 30.06.2004	30.06.2007.	300;400
Village Uranbash – village Ivanovka	№ 56-876-172 of 30.06.2004	30.06.2007.	300;400
Village N.Gumbet – village Morozovskoe	№ 56-876-172 of 30.06.2004	30.06.2007.	300;400
Settlement Suvorovskyi – village Glubinnoe	№ 56-876-172 of 30.06.2004	30.06.2007.	300;400
Village Troitsk – village Ivanovka	№ 56-876-171 of 30.06.2004	30.06.2007.	300;400
Sol-Iletsk town – village Mayachnoe	№ 56-876-171 of 30.06.2004	30.06.2007.	300;400
Village Sergushino – village Kyzyl Yar	№ 56-876-171 of 30.06.2004	30.06.2007.	300;400
Village Andreevka – village M.Surmet	№ 56-876-171 of 30.06.2004	30.06.2007.	300;400
Settlement Dimitrovskyi – settlement Bratskyi	№ 56-876-171 of 30.06.2004	30.06.2007.	300;400
Settlement Dimitrovskyi – settlement Sukhodolnyi	№ 56-876-171 of 30.06.2004	30.06.2007.	300;400
Village Yudinka – village Bryanchaninovo	№ 56-876-171 of 30.06.2004	30.06.2007.	300;400
Village Voskresenovka – village Alexeevka	№ 56-876-171 of 30.06.2004	30.06.2007.	300;400
Village Kurmanaevka – village Petrovka	№ 56-876-171 of 30.06.2004	30.06.2007.	300;400
Settlement Koltubaevskyi – settlement Opytnyi	№ 56-876-171 of 30.06.2004	30.06.2007.	300;400
Village Tashla – village Prokuronovka	№ 56-876-171 of 30.06.2004	30.06.2007.	300;400
Otradnyi town	№ 63-909-895/3373 of 25.12.2003	31.12.2006.	300;400
Otradnyi town	№ 63-911-895/3376 of 25.12.2003	31.12.2006.	300;400
Otradnyi town	№ 63-911-895/3373 of 25.12.2003	31.12.2006.	300;400
Syzran town	№ 63-903-1002/3367 of 25.12.2003.	31.12.2006.	300;400

Syzran town	№ 63-903-1002/3368 of 25.12.2003	31.12.2006.	300;400
Village Shigony	№ 63-903-1002/3369 of 25.12.2003	31.12.2006.	300;400
Settlement Kemlya of the Republic of Mordoviya	№ 03-12925 of 25.12.2003	01.12.2008	3335, 5225kHz
Nolinsk town of Kirov oblast	№ 04-00730 of 31.03.2004	01.03.2005	2265, 2515, 3660, 4025kHz
Republic of Mordoviya Village Lyambir, Kovilkino town, Ardatov town, Torbeevo settlement, Ruzaevka town, village Atyashevo, village Bolshoe Ignatovo, settlement Chamzinka, village S.Shaigovo, village Kochkurovo, Krasnoslobodsk town, settlement of urban type Ichalki, village Elniki, village Dubenki, village Lyambir, settlement Romodanovo, settlement Zubova – Polyana, town Temnikov	№ 04-001804 of 21.03.2005	20.03.2015	2520, 4515, 5225kHz
Oktyabrskoye of Orenburg oblast	№ 03-00250 of 16.09.2003	10.09.2008	3160, 4410, 5030, 5065, 5310, 7555, 7605, 10475 KHz

b) Communication networks

Total installed capacity of OJSC "VolgaTelecom" local telephone communication network is 4 710 689 numbers (including at city's telephone networks – 3 963 732 numbers, at rural telephone networks –746 957 numbers). Out of them 4 376 904 numbers are in operation (including at city's telephone networks – 3 710 131 numbers, at rural telephone networks – 666 773 numbers).

The installed capacity of electronic ATXs is 56,6 % of the total installed capacity of the network.

Automatic long distance telephone communication equipment, which is in operation at OJSC "VolgaTelecom" network, includes 13 automatic trunk exchanges and the equipment of automatic zonal telephone communication with the total installed capacity of 72 455 channels. The installed capacity of electronic automatic trunk exchanges is 60 625 channels, of quasi-electronic – 3024 channels, of automatic zonal telephone communication equipment – 8 806 channels.

Total equipped capacity of automatic trunk exchanges and of automatic zonal telephone communication equipment is 56 664 channels, including the capacity of electronic exchanges – 46 638 channels, of quasi-electronic – 1297 channels, of automatic zonal telephone communication equipment – 6 729 channels.

The number of basic telephone sets at OJSC "VolgaTelecom" network is 4 456 866 units (including in city's telephone network –3 745 846 sets, in rural telephone network – 711 020 sets), out of them 3 861 033 sets are residential ones (including, in city's telephone network – 3 248 586 sets, in rural telephone network – 612 447 sets).

For the 1-st half year of 2005 the traffic of outgoing chargeable long-distance and international calls from OJSC "VolgaTelecom" network users amounted to 999 985 thousand minutes, including international – 39 171 thousand minutes.

3.3. The plans of the issuer's future activity

The Company's basic strategic goal to 2006 is to keep the leading position at the Volga region communication services market and maintain the total share of the market at the level of at least 50% by physical indicators, and at least 35% by revenues with due account for the Volga region telecommunication market. The realization of a number of programs on promoting services, rendered by OJSC "VolgaTelecom" (for example, the Program of promoting wideband access networks) will allow for:

- increasing income from services of access to information resources from 52,7% to 56,6%;
- increasing income from other value-added services (IP-telephony, Intelligent network services);
- increasing income from commercial VIP-customers from 7,9% to 16%.

In respect of income growth rates, the priority in the structure of scheduled income is occupied by value-added telecommunication services. Telecommunication services market of the Volga Federal district is characterized by a low level of penetration of value-added telecommunication services (services of intellectual network, wideband access and others), the tariffs for which are not subject to government regulation. The basic goal of OJSC "VolgaTelecom" in 2004-2005 – is to strengthen positions at the market of perspective and highly profitable services and maximum possible increase of income share from value-added telecommunication services in the total structure of the Company's income for the purpose of increasing the general level of cost-efficiency.

Interregional Multiservice Network (IMN) of data transfer is to become considerable competitive advantage of the Company (the first stage of its construction in Nizhny Novgorod oblast is completed). The construction of IMN of OJSC "VolgaTelecom" will allow for establishing virtual networks of large corporate customers in the Volga Federal district, and also for resolving corporate tasks of exchange of information between OJSC "VolgaTelecom" branches.

Promoting intelligent networks services remains an important activity trend. The major task of Intelligent network is to provide the customer with the opportunity to get any service, and the operator - with the possibility to render, calculate and rate these services. As Russian advertising market develops and the number of communication channels grows, the demand for such kind of services increases fast

Call center or the Center of calls processing is put to commercial service in OJSC "VolgaTelecom" branch in the Republic of Udmurtiya and to trial industrial use in the Company's branches in the Republic of Maryi –El and Nizhny Novgorod branch. The Company's management plans include organization of Call-Centers in all regional centers of the Volga region for providing its clients with reference information, and for servicing commercial organizations interested in the services of Call–center.

The basic strategic trends of OJSC "VolgaTelecom" development in the medium-term outlook are the following:

- satisfaction of solvent demand for basic services at the expense of raising the usage of telephone number capacity;
- establishment of unified centers of payments and servicing;
- large-scale development of centers of Internet provision, connection of regional data transfer networks to Internet;
- introduction of intelligent network services;
- improving corporate customers servicing, formation of nomenclature of services optimal for them.

Long- term strategic trends of OJSC "VolgaTelecom" development are the following:

- establishment of modern telecommunication system, including adjusted digital telecommunication network, equipped with digital automatic switching exchanges, digital transmission systems, fiber-optic communication lines;
- universal introduction of new technologies: ISDN, IP-telephony, ATM, xDSL;
- integration of management and telecommunication infrastructure with international informational and switching systems;
- improvement of quality of rendered services;
- optimization of the list of services rendered for the purpose of increasing the share of their most progressive kinds;
- maximization of profitability of the Company's activity;
- optimal tariff policy in the light of observing the interests of the Company's shareholders and of the entire Company;
- tight control over the level of expenses;
- conducting active marketing policy;
- improvement of quality of corporate governance.

The change of the Company's activity profile is not planned. The Company will continue to conduct its activity in accordance with valid licenses for communication services provision and in accordance with approved Charter of the Company.

3.4. The issuer's participation in industrial, bank and financial groups, holdings, concerns and associations

1. Name of industrial, bank and financial group, holding, concern, association, in which the issuer participates: ***"Association of communication companies of the Volga region"***

Role (place): ***Founder of the Association***

Functions: ***development and promotion of telecommunications and services provided by the Association members***

Participation period: ***since 2000***

2. Name of industrial, bank and financial group, holding, concern, association, in which the issuer participates : ***"Teleinfo" -- The Volga region Association of engineers of telecommunications and informatics***

Role (place): ***Founder of the Association***

Functions: ***Providing services in training activity area***

Participation period: ***since 2000***

3. Name of industrial, bank and financial group, holding, concern, association, in which the issuer participates: ***Association of operators of federal cellular network NMT-450***

Role (place): ***Associated member***

Functions: ***Assistance in creation and development of federal cellular communication network NMT-450***

Participation period: ***since 2003***

4. Name of industrial, bank and financial group, holding, concern, association, in which the issuer participates: ***Association of operators of business servicing federal network "ISKRA"***
Role (place): ***Association member***
Functions: ***Coordination of entrepreneur activity***
Participation period: ***since 2001***

5. Name of industrial, bank and financial group, holding, concern, association, in which the issuer participates: ***Nizhny Novgorod Association of enterprises and entrepreneurs***
Role (place): ***Association member***
Functions: ***Development and implementation of socially important projects and programs***
Participation period: ***since 1997***

3.5. The issuer's affiliated and dependent companies

1. Full and abbreviated brand name: Closed Joint Stock Company "Nizhny Novgorod Cellular Communication" (CJSC "NCC")
Location: Russia, Nizhny Novgorod, Gorky sq., Post House
Reasons for considering a company to be an affiliate and/or dependent in relation to the issuer: Prevailing participation in the charter capital
The size of the issuer's participation share in the charter capital of affiliated and/or dependent company: 100 %
The size of the issuer's share of ordinary stock of affiliated or dependent company: 100 %
The size of participation share of affiliated and/or dependent company in the issuer's charter capital: none
The size of the share of the issuer's ordinary stock belonging to affiliated or dependent company: none
Core activity type description: Cellular communication services provision
The importance of the company for the issuer's activity: Obtaining of additional profit and development of new types of activity

Personal structure of the Board of directors (supervisory council): the Board of directors is not elected
Personal structure of collegial executive body (Management board, Directorate):

Petrov Mikhail Victorovich – **member of collegial executive body**
Year of birth: 1973
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Molkov Alexander Alexandrovich - **member of collegial executive body**
Year of birth: 1959
Share in the issuer' charter capital: 0,001771 %
Share of the issuer's ordinary stock belonging to the person: 0,001264 %

Martynova Larisa Vladimirovna - **member of collegial executive body**
Year of birth: 1971
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Ponomarenko Anatolyi Anatolievich - **member of collegial executive body**
Year of birth: 1971
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Ershov Oleg Vladimirovich - **member of collegial executive body**
Year of birth: 1977

Share in the issuer' charter capital: 0,000237 %
Share of the issuer's ordinary stock belonging to the person: 0,000086 %

The person performing the functions of single executive body: Petrov Mikhail Victorovich
Year of birth: 1973
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

2. Full and abbreviated brand name: Closed Joint Stock Company "RTCOM" (CJSC "RTCOM")
Location: Russia, Saransk town, Kommunisticheskaya str., 54
Reasons for considering a company to be an affiliate and/or dependent in relation to the issuer: Prevailing participation in the charter capital
The size of the issuer's participation share in the charter capital of affiliated and/or dependent company: 100 %
The size of the issuer's share of ordinary stock of affiliated or dependent company: 100 %
The size of participation share of affiliated and/or dependent company in the issuer's charter capital: none
The size of the share of the issuer's ordinary stock belonging to affiliated or dependent company: none
Core activity type description: GSM cellular communication services provision
The importance of the company for the issuer's activity: Obtaining of additional profit and development of new types of activity

Personal structure of the Board of directors (supervisory council):

Petrov Mikhail Victorovich – **Chairman of the Board of directors**
Year of birth: 1973
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Pozdnyakov Denis Vyacheslavovich – **member of the Board of directors**
Year of birth: 1976
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Tareeva Larisa Valerievna – **member of the Board of directors**
Year of birth: 1977
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Bulkin Alexey Anatolievich– **member of the Board of directors**
Year of birth: 1963
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Yarovkina Nataliya Valentinovna – **member of the Board of directors**
Year of birth: 1969
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Personal structure of collegial executive body (Management board, Directorate): The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body: Monakhov Oleg Olegovich

Year of birth: 1973
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

3. Full and abbreviated brand name: Closed Joint Stock Company "TeleSvyazInform" (CJSC "TSI")
Location: Russia, Saransk town, Bolshevistskaya str., 13
Reasons for considering a company to be an affiliate and/or dependent in relation to the issuer: Prevailing participation in the charter capital
The size of the issuer's participation share in the charter capital of affiliated and/or dependent company: 100 %
The size of the issuer's share of ordinary stock of affiliated or dependent company: 100 %
The size of participation share of affiliated and/or dependent company in the issuer's charter capital: none
The size of the share of the issuer's ordinary stock belonging to affiliated or dependent company: none
Core activity type description: Local telephone communication services
The importance of the company for the issuer's activity: Obtaining of additional profit and development of new types of activity

Personal structure of the Board of directors (supervisory council): The company's charter does not stipulate the Board of directors

Personal structure of collegial executive body (Management board, Directorate):

The person performing the functions of single executive body: Nazarov Igor Nikolaevich
Year of birth: 1963
Share in the issuer' charter capital: 0,000681 %
Share of the issuer's ordinary stock belonging to the person: 0,00082 %

4. Full and abbreviated brand name: Closed Joint Stock Company "Digital communications" (CJSC "Digital communications")
Location: Russia, Cheboksary town, Shumilov str., 20
Reasons for considering a company to be an affiliate and/or dependent in relation to the issuer: Prevailing participation in the charter capital
The size of the issuer's participation share in the charter capital of affiliated and/or dependent company: 100 %
The size of the issuer's share of ordinary stock of affiliated or dependent company: 100 %
The size of participation share of affiliated and/or dependent company in the issuer's charter capital: 0,0006%
The size of the share of the issuer's ordinary stock belonging to affiliated or dependent company: none
Core activity type description: Local telephone communication services
The importance of the company for the issuer's activity: Obtaining of additional profit and development of new types of activity

Personal structure of the Board of directors (supervisory council): The company's charter does not stipulate the Board of directors

Personal structure of collegial executive body (Management board, Directorate): The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body: Gorshenin Vladimir Serafimovich
Year of birth: 1950
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

5. Full and abbreviated brand name: Limited Liability Company "Izhcom" (LLC "Izhcom")
Location: Russia, Izhevsk city, Pushkinskaya str., 278
Reasons for considering a company to be an affiliate and/or dependent in relation to the issuer: Prevailing participation in the charter capital
The size of the issuer's participation share in the charter capital of affiliated and/or dependent company: 100 %
The size of share participation of affiliated and/or dependent company in the issuer's charter capital: none
The size of the share of the issuer's ordinary stock belonging to affiliated or dependent company: none
Core activity type description: data transfer services
The importance of the company for the Issuer's activity: Obtaining of additional profit and development of new types of activity

Personal structure of the Board of directors (supervisory council): the Company's Charter does not stipulate the Board of directors
Personal structure of collegial executive body (Management board, Directorate): The Company's Charter does not stipulate collegial executive body

The person performing the functions of single executive body: Shevtsov Valeryi Kirillovich
Year of birth: 1948
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

6. Full and abbreviated brand name: Limited Liability Company "Vyatka-Page" (LLC "Vyatka-Page")
Location: Russia, Kirov city, Uralskaya str., 1
Reasons for considering a company to be an affiliate and/or dependent in relation to the issuer: Prevailing participation in the charter capital
The size of the issuer's participation share in the charter capital of affiliated and/or dependent company: 91 %
The size of participation share of affiliated and/or dependent company in the issuer's charter capital: none
The size of the share of the issuer's ordinary stock belonging to affiliated or dependent company: none
Core activity type description: paging communication services
The importance of the company for the issuer's activity: Obtaining of additional profit and development of new types of activity

Personal structure of the Board of directors (supervisory council):

Tarakanov Victor Evgenievich – **member of the Board of directors**
Year of birth: 1951
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Popovskyi Valeryi Petrovich – **member of the Board of directors**
Year of birth: 1941
Share in the issuer' charter capital: 0,017228 %
Share of the issuer's ordinary stock belonging to the person: 0,021575 %

Zelentsov Maxim Maximovich – **member of the Board of directors**
Year of birth: 1949
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Personal structure of collegial executive body (Management board, Directorate): The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body: Zelentsov Maxim Maximovich
Year of birth: 1949
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

7. Full and abbreviated brand name: Open Joint Stock Company "Informational commercial networks "Omrix" (OJSC ICN "Omrix")

Location: Russia, Orenburg city, Tereshkova str., 10
Reasons for considering a company to be an affiliate and/or dependent in relation to the issuer: the issuer holds over 20% of the company's voting shares
The size of the issuer's participation share in the charter capital of affiliated and/or dependent company: 73,6 %
The size of the issuer's share of ordinary stock of affiliated or dependent company: 73,6 %
The size of participation share of affiliated and/or dependent company in the issuer's charter capital: none
The size of the share of the issuer's ordinary stock belonging to affiliated or dependent company: none
Core activity type description: Internet services, data transfer network services
The importance of the company for the issuer's activity: Obtaining of additional profit and development of new types of activity

Personal structure of the Board of directors (supervisory council):
Grechushchev Nikolai Fedorovich – **Chairman of the Board of directors**
Year of birth: 1948
Share in the issuer' charter capital: 0,011928 %
Share of the issuer's ordinary stock belonging to the person: 0,012680 %

Evdokimov Oleg Lvovich– **member of the Board of directors**
Year of birth: 1963
Share in the issuer' charter capital: 0,000162 %
Share of the issuer's ordinary stock belonging to the person: 0,000094 %

Zakharov Andrey Sergeevich - **member of the Board of directors**
Year of birth: 1972
Share in the issuer' charter capital none
Share of the issuer's ordinary stock belonging to the person: none

Kushavina Yuliya Alexandrovna - **member of the Board of directors**
Year of birth: 1974
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Ponomarev Vladimir Ivanovich - **member of the Board of directors**
Year of birth: 1945
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Personal structure of collegial executive body (Management board, Directorate): The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body: Ponomarev Vladimir Ivanovich

Year of birth: 1945
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

8. Full and abbreviated brand name: Closed Joint Stock Company "Orenburg-GSM" (CJSC "Orenburg-GSM")
Location: Russia, Orenburg city, Volodarsky str., 11
Reasons for considering a company to be an affiliate and/or dependent in relation to the issuer: Prevailing participation in the charter capital
The size of the issuer's participation share in the charter capital of affiliated and/or dependent company: 51 %
The size of the issuer's share of ordinary stock of affiliated or dependent company: 51%
The size of participation share of affiliated and/or dependent company in the issuer's charter capital: none
The size of the share of the issuer's ordinary stock belonging to affiliated or dependent company: none
Core activity type description: Cellular communication services provision
The importance of the company for the issuer's activity: Obtaining of additional profit and development of new types of activity

Personal structure of the Board of directors (supervisory council):
Grigorieva Lyubov Ivanovna – **Chairman of the Board of directors**
Year of birth: 1953
Share in the issuer' charter capital: 0,000154 %
Share of the issuer's ordinary stock belonging to the person: 0,000206 %

Tareeva Larisa Valerievna – **member of the Board of directors**
Year of birth: 1977
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Petrov Mikhail Victorovich - **member of the Board of directors**
Year of birth: 1973
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Girev Andrey Vitalievich - **member of the Board of directors**
Year of birth: 1973
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Kiryushkin Gennady Vasilievich - **member of the Board of directors**
Year of birth: 1949
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Personal structure of collegial executive body (Management board, Directorate): The Management board is not elected

The person performing the functions of single executive body: Ivanov Dmitry Vladimirovich
Year of birth: 1971
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

9. Full and abbreviated brand name: Closed Joint Stock Company "Ulyanovsk-GSM" (CJSC "Ulyanovsk-GSM")

Location: Russia, Ulyanovsk city, L.Tolstoy str., 60
Reasons for considering a company to be an affiliate and/or dependent in relation to the issuer: Prevailing participation in the charter capital
The size of the issuer's participation share in the charter capital of affiliated and/or dependent company: 60 %
The size of the issuer's share of ordinary stock of affiliated or dependent company: 60 %
The size of participation share of affiliated and/or dependent company in the issuer's charter capital: none
The size of the share of the issuer's ordinary stock belonging to affiliated or dependent company: none
Core activity type description: Cellular communication services provision
The importance of the company for the issuer's activity: Obtaining of additional profit and development of new types of activity

Personal structure of the Board of directors (supervisory council):

Kirillov Alexander Ivanovich -- **Chairman of the Board of directors**
Year of birth: 1956
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Petrov Mikhail Victorovich – **member of the Board of directors**
Year of birth: 1973
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Kukina Elena Alexandrovna - **member of the Board of directors**
Year of birth: 1977
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Maslennikov Yuri Vasilievich - **member of the Board of directors**
Year of birth: 1950
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Skvortsov Boris Vladimirovich - **member of the Board of directors**
Year of birth: 1941
Share in the issuer' charter capital: 0,009317 %
Share of the issuer's ordinary stock belonging to the person: 0,010756 %

Personal structure of collegial executive body (Management board, Directorate): The Company's Charter does not stipulate collegial executive body

The person performing the functions of single executive body: Ivanov Dmitry Vladimirovich
Year of birth: 1971
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

10. Full and abbreviated brand name: Open Joint Stock Company "TATINCOM-T" (OJSC "TATINCOM-T")
Location: Russia, Kazan city, Lomzhinskaya str., 20A
Reasons for considering a company to be an affiliate and/or dependent in relation to the issuer: Prevailing participation in the charter capital
The size of the issuer's participation share in the charter capital of affiliated and/or dependent company: 50 % + 1 share

The size of the issuer's share of ordinary stock of affiliated or dependent company: 50 % + 1 share
The size of participation share of affiliated and/or dependent company in the issuer's charter capital: none
The size of the share of the issuer's ordinary stock belonging to affiliated or dependent company: none
Core activity type description: Cellular communication services provision
The importance of the company for the issuer's activity: Obtaining of additional profit and development of new types of activity

Personal structure of the Board of directors (supervisory council):

Petrov Mikhail Victorovich – **Chairman of the Board of directors**
Year of birth: 1973
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Lyulin Vladimir Fedorovich – **member of the Board of directors**
Year of birth: 1938
Share in the issuer' charter capital: 0,118464 %
Share of the issuer's ordinary stock belonging to the person: 0,140716 %

Vlasov Alexander Vladimirovich - **member of the Board of directors**
Year of birth: 1967
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Belobokov Andrey Yakovlevich - **member of the Board of directors**
Year of birth: 1958
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Grigorieva Lyubov Ivanovna - **member of the Board of directors**
Year of birth: 1953
Share in the issuer' charter capital: 0,000154 %
Share of the issuer's ordinary stock belonging to the person: 0,000206 %

Shaidulin Lenart Zaineevich - **member of the Board of directors**
Year of birth: 1943
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Zalyalov Rinat Giniyatovich - **member of the Board of directors**
Year of birth: 1949
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Kirillov Alexander Ivanovich - **member of the Board of directors**
Year of birth: 1956
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Kuzmin Igor Valerievich - **member of the Board of directors**
Year of birth: 1966
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Ufimkin Anatolyi Yakovlevich - **member of the Board of directors**
Year of birth: 1951
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Personal structure of collegial executive body (Management board, Directorate): The Company's Charter does not stipulate collegial executive body

The person performing the functions of single executive body: Minnikhanov Kamil Mukhamedovich
Year of birth: 1964
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

11. Full and abbreviated brand name: Closed Joint Stock Company "Public Telephone Saratov" (CJSC "PTS")
Location: Russia, Saratov city, Kiselev str., 40
Reasons for considering a company to be an affiliate and/or dependent in relation to the issuer: the issuer holds over 20% of the company's voting shares
The size of the issuer's participation share in the charter capital of affiliated and/or dependent company: 50 % + 1 share
The size of the issuer's share of ordinary stock of affiliated or dependent company: 50 %
The size of participation share of affiliated and/or dependent company in the issuer's charter capital: none
The size of the share of the issuer's ordinary stock belonging to affiliated or dependent company: none
Core activity type description: wireless communication services provision
The importance of the company for the issuer's activity: Obtaining of additional profit and development of new types of activity

Personal structure of the Board of directors (supervisory council):
Korolkov Igor Olegovich – **Chairman of the Board of directors**
Year of birth: 1969
Share in the issuer' charter capital: 0,000346 %
Share of the issuer's ordinary stock belonging to the person: 0,000403 %

Personal structure of collegial executive body (Management board, Directorate): The Company's Charter does not stipulate collegial executive body

Lyulin Vladimir Fedorovich – **member of the Board of directors**
Year of birth: 1938
Share in the issuer' charter capital: 0,118464 %
Share of the issuer's ordinary stock belonging to the person: 0,140716 %

Tareeva Larisa Valerievna – **member of the Board of directors**
Year of birth: 1977
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Person performing the functions of single executive body: Kalinin Andrey Evgenievich
Year of birth: 1955
Share in the issuer' charter capital: 0,001106 %
Share of the issuer's ordinary stock belonging to the person: 0,000001 %

Modin Alexey Nikolaevich - **member of the Board of directors**

Year of birth: 1974
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Yesikov Alexander Yurievich - **member of the Board of directors**
Year of birth: 1963
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Molozanov Alexander Semenovich - **member of the Board of directors**
Year of birth: 1962
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

12. Full and abbreviated brand name: Closed Joint Stock Company "Nizhegorodskyi radio telephone" (CJSC "Nizhegorodskyi radio telephone")
Location: Russia, Nizhny Novgorod, Gorky sq., Post House
Reasons for considering a company to be an affiliate and/or dependent in relation to the issuer: the issuer holds over 20% of the company's voting shares
The size of the issuer's participation share in the charter capital of affiliated and/or dependent company: 50 %
The size of the issuer's share of ordinary stock of affiliated or dependent company: 50 %
The size of participation share of affiliated and/or dependent company in the issuer's charter capital: none
The size of the share of the issuer's ordinary stock belonging to affiliated or dependent company: none
Core activity type description: wireless communication services
The importance of the company for the issuer's activity: Obtaining of additional profit and development of new types of activity

Personal structure of the Board of directors (supervisory council):

Konkova Lyudmila Alexandrovna – **Chairman of the Board of directors**
Year of birth: 1953
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Karashtin Mikhail Pavlovich – **member of the Board of directors**
Year of birth: 1949
Share in the issuer' charter capital: 0,000162 %
Share of the issuer's ordinary stock belonging to the person: 0,000094 %

Kukina Elena Alexandrovna - **member of the Board of directors**
Year of birth: 1977
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Modin Alexey Nikolaevich - **member of the Board of directors**
Year of birth: 1974
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Molozanov Alexander Semenovich - **member of the Board of directors**
Year of birth: 1962
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Yesikov Alexander Yurievich - **member of the Board of directors**
Year of birth: 1963
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Personal structure of collegial executive body (Management board, Directorate): The Company's Charter does not stipulate collegial executive body

Person performing the functions of single executive body: Karashtin Mikhail Pavlovich
Year of birth: 1949
Share in the issuer' charter capital: 0,000162 %
Share of the issuer's ordinary stock belonging to the person: 0,000094 %

13. Full and abbreviated brand name: Closed Joint Stock Company "Saratov Mobile" (CJSC "Saratov- Mobile")
Location: Russia, Saratov city, Kiselev str., 40
Reasons for considering a company to be an affiliate and/or dependent in relation to the issuer: the issuer holds over 20% of the company's voting shares
The size of the issuer's participation share in the charter capital of affiliated and/or dependent company: 50 %
The size of the issuer's share of ordinary stock of affiliated or dependent company: 50 %
The size of participation share of affiliated and/or dependent company in the issuer's charter capital: none
The size of the share of the issuer's ordinary stock belonging to affiliated or dependent company: none
Core activity type description: cellular communication services provision
The importance of the company for the issuer's activity: Obtaining of additional profit and development of new types of activity

Personal structure of the Board of directors (supervisory council):

Marian Tsrnyak – **Chairman of the Board of directors**
Year of birth: 1942
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Garth Cable Self – member of the Board of directors
Year of birth: 1960
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Zvereva Larisa Eduardovna - **member of the Board of directors**
Year of birth: 1968
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Kuzmin Igor Valerievich - **member of the Board of directors**
Year of birth: 1966
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Komarov Igor Valerievich - **member of the Board of directors**
Year of birth: 1966
Share in the issuer' charter capital: 0,000148 %
Share of the issuer's ordinary stock belonging to the person: 0,000115 %

Petrov Mikhail Victorovich - **member of the Board of directors**
Year of birth: 1973
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Personal structure of collegial executive body (Management board, Directorate):

Korolkov Igor Olegovich - **member of collegial executive body**
Year of birth: 1969
Share in the issuer' charter capital: 0,000346 %
Share of the issuer's ordinary stock belonging to the person: 0,000403 %

Nelyubov Dmitry Valentinovich - **member of collegial executive body**
Year of birth: 1973
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

The person performing the functions of single executive body: Korolkov Igor Olegovich
Year of birth: 1969
Share in the issuer' charter capital: 0,000346 %
Share of the issuer's ordinary stock belonging to the person: 0,000403 %

14. Full and abbreviated brand name: Closed Joint Stock Company "Chery Page" (CJSC "Chery Page")
Location: Russia, Cheboksary town, K.Ivanov str., 83
Reasons for considering a company to be an affiliate and/or dependent in relation to the issuer: the issuer holds over 20% of the company's voting shares
The size of the issuer's participation share in the charter capital of affiliated and/or dependent company: 50 %
The size of the issuer's share of ordinary stock of affiliated or dependent company: 50 %
The size of participation share of affiliated and/or dependent company in the issuer's charter capital: none
The size of the share of the issuer's ordinary stock belonging to affiliated or dependent company: none
Core activity type description: paging communication services
The importance of the company for the issuer's activity: Obtaining of additional profit and development of new types of activity

Personal structure of the Board of directors (supervisory council): The company's charter does not stipulate the Board of directors

Personal structure of collegial executive body (Management Board, Directorate): The company's charter does not stipulate collegial executive body

Person performing the functions of single executive body: Ovchinnikov Andrey Robertovich
Year of birth: 1977
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

15. Full and abbreviated brand name: Closed Joint Stock Company Commercial Bank "C-Bank" (JSB "C-Bank")
Location: Russia, Izhevsk city, Lenin str., 6
Reasons for considering a company to be an affiliate and/or dependent in relation to the issuer: the issuer holds over 20% of the company's voting shares

The size of the issuer's participation share in the charter capital of affiliated and/or dependent company: 41,73%
The size of the issuer's share of ordinary stock of affiliated or dependent company: 41,73 %
The size of participation share of affiliated and/or dependent company in the issuer's charter capital: 0,0014%
The size of the share of the issuer's ordinary stock belonging to affiliated or dependent company: 0,0019%
Core activity type description: banking activity
The importance of the company for the issuer's activity: Obtaining of additional profit and development of new types of activity

Personal structure of the Board of directors (supervisory council):

Sipatova Taisiya Mikhailovna – **Chairman of the Board of directors**
Year of birth: 1954
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Kapilushnikov Igor Isaakovich – **member of the Board of directors**
Year of birth: 1946
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Fariseev Valeryi Mikhailovich - **member of the Board of directors**
Year of birth: 1954
Share in the issuer' charter capital: 0,000049 %
Share of the issuer's ordinary stock belonging to the person: none

Fomichev Sergey Mironovich - **member of the Board of directors**
Year of birth: 1939
Share in the issuer' charter capital: 0,000777
Share of the issuer's ordinary stock belonging to the person: none

Yudin Andrey Nikolaevich - **member of the Board of directors**
Year of birth: 1973
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Personal structure of collegial executive body (Management board, Directorate):

Fariseev Valeryi Mikhailovich - **member of collegial executive body**
Year of birth: 1954
Share in the issuer' charter capital: 0,000049 %
Share of the issuer's ordinary stock belonging to the person: none

Lyalshin Alexander Pavlovich - **member of collegial executive body**
Year of birth: 1951
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Malikh Irina Vitalievna - **member of collegial executive body**
Year of birth: 1957
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

The person performing the functions of single executive body: Fariseev Valeryi Mikhailovich

Year of birth: 1954
Share in the issuer' charter capital: 0,000049 %
Share of the issuer's ordinary stock belonging to the person: none

16. Full and abbreviated brand name: Closed Joint Stock Company "Nizhegorodteleservice" (CJSC "Nizhegorodteleservice")
Location: Russia, Nizhny Novgorod, Gorky sq., Post House
Reasons for considering a company to be an affiliate and/or dependent in relation to the issuer: the issuer holds over 20% of the company's voting shares
The size of the issuer's participation share in the charter capital of affiliated and/or dependent company: 40 %
The size of the issuer's share of ordinary stock of affiliated or dependent company: 40 %
The size of participation share of affiliated and/or dependent company in the issuer's charter capital: none
The size of the share of the issuer's ordinary stock belonging to affiliated or dependent company: none
Core activity type description: communication services
The importance of the company for the issuer's activity: Obtaining of additional profit and development of new types of activity

Personal structure of the Board of directors (supervisory council):

Evdokimov Oleg Lvovich – **Chairman of the Board of directors**
Year of birth: 1963
Share in the issuer' charter capital: 0,000162 %
Share of the issuer's ordinary stock belonging to the person: 0,000094 %

Zakharov Sergey Anatolievich – **member of the Board of directors**
Year of birth: 1949
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Mukhin Vladimir Alexandrovich - **member of the Board of directors**
Year of birth: 1953
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Kravchenko Konstantin Konstantinovich - **member of the Board of directors**
Year of birth: 1966
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Valishev Rustam Rashitovich - **member of the Board of directors**
Year of birth: 1958
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Personal structure of collegial executive body (Management board, Directorate): The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body: Zakharov Sergey Anatolievich
Year of birth: 1949
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

17. Full and abbreviated brand name: Closed Joint Stock Company "Transsvyaz" (CJSC "Transsvyaz")
Location: Russia, Nizhny Novgorod, Chaadaev str., 2
Reasons for considering a company to be an affiliate and/or dependent in relation to the issuer: the issuer holds over 20% of the company's voting shares
The size of the issuer's participation share in the charter capital of affiliated and/or dependent company: 80 %
The size of the issuer's share of ordinary stock of affiliated or dependent company: 80 %
The size of participation share of affiliated and/or dependent company in the issuer's charter capital: none
The size of the share of the issuer's ordinary stock belonging to affiliated or dependent company: none
Core activity type description: local telephone communication services
The importance of the company for the issuer's activity: Obtaining of additional profit and development of new types of activity

Personal structure of the Board of directors (supervisory council):

Tolstonogov Nikolai Ivanovich – **member of the Board of directors**
Year of birth: 1944
Share in the issuer' charter capital: 0,036879 %
Share of the issuer's ordinary stock belonging to the person: 0,041004 %

Zakharov Andrey Sergeevich -- **member of the Board of directors**
Year of birth: 1972
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Korsakov Sergey Yanovich - **member of the Board of directors**
Year of birth: 1954
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Sumin Yuri Afanasievich- **member of the Board of directors**
Year of birth: 1957
Share in the issuer' charter capital: 0,000961 %
Share of the issuer's ordinary stock belonging to the person: 0,001220 %

Konkova Ludmila Alexandrovna - **member of the Board of directors**
Year of birth: 1953
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Personal structure of collegial executive body (Management board, Directorate): The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body: Sumin Yuri Afanasievich
Year of birth: 1957
Share in the issuer' charter capital: 0,000961 %
Share of the issuer's ordinary stock belonging to the person: 0,001220 %

18. Full and abbreviated brand name: Closed Joint Stock Company "Penza Mobile" (CJSC "Penza Mobile")
Location: Russia, Penza city, Kuprin str., 1/3
Reasons for considering a company to be an affiliate and/or dependent in relation to the issuer: the issuer holds over 20% of the company's voting shares

The size of the issuer's participation share in the charter capital of affiliated and/or dependent company: 40 %
The size of the issuer's share of ordinary stock of affiliated or dependent company: 40 %
The size of participation share of affiliated and/or dependent company in the issuer's charter capital: none
The size of the share of the issuer's ordinary stock belonging to affiliated or dependent company: none
Core activity type description: cellular communication services provision
The importance of the company for the issuer's activity: Obtaining of additional profit and development of new types of activity

Personal structure of the Board of directors (supervisory council):

Marian Tsrnyak – **Chairman of the Board of directors**
Year of birth: 1942
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Garth Cable Self – **member of the Board of directors**
Year of birth: 1960
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Rublev Igor Valentinovich - **member of the Board of directors**
Year of birth: 1963
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Kuzmin Igor Valerievich - **member of the Board of directors**
Year of birth: 1966
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Nazarov Victor Mikhailovich - **member of the Board of directors**
Year of birth: 1944
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Personal structure of collegial executive body (Management board, Directorate): The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body: Sorokin Vladimir Petrovich
Year of birth: 1944
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

19. Full and abbreviated brand name: Closed Joint Stock Company "Chuvashiya Mobile" (CJSC "Chuvashiya Mobile")
Location: Russia, Cheboksary town, K.Ivanov str., 83
Reasons for considering a company to be an affiliate and/or dependent in relation to the issuer: the issuer holds over 20% of the company's voting shares
The size of the issuer's participation share in the charter capital of affiliated and/or dependent company: 30 %
The size of the issuer's share of ordinary stock of affiliated or dependent company: 30 %
The size of participation share of affiliated and/or dependent company in the issuer's charter capital: none

The size of the share of the issuer's ordinary stock belonging to affiliated or dependent company: none

Core activity type description: cellular communication services provision
The importance of the company for the issuer's activity: Obtaining of additional profit and development of new types of activity

Personal structure of the Board of directors (supervisory council):

Garth Cable Self – **Chairman of the Board of directors**
Year of birth: 1960
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Marian Tsrnyak – **member of the Board of directors**
Year of birth: 1942
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Rublev Igor Valentinovich -**member of the Board of directors**
Year of birth: 1963
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Martynova Larisa Vladimirovna - **member of the Board of directors**
Year of birth: 1971
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Zaraiskyi Victor Yakovlevich - **member of the Board of directors**
Year of birth: 1949
Share in the issuer' charter capital: 0,009832 %
Share of the issuer's ordinary stock belonging to the person: 0,011382 %

Personal structure of collegial executive body (Management board, Directorate):

Dubinin Vladimir Ilyich - **member of collegial executive body**
Year of birth: 1955
Share in the issuer' charter capital: 0,000861 %
Share of the issuer's ordinary stock belonging to the person: 0,000065 %

Desaga Alexander Stepanovich - **member of collegial executive body**
Year of birth: 1957
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

The person performing the functions of single executive body: Dubinin Vladimir Ilyich
Year of birth: 1955
Share in the issuer' charter capital: 0,000861 %
Share of the issuer's ordinary stock belonging to the person: 0,000065 %

20. Full and abbreviated brand name: Closed Joint Stock Company "Samara-Telecom" (CJSC "Samara-Telecom")
Location: Russia, Samara city, Polevaya str., 43
Reasons for considering a company to be an affiliate and/or dependent in relation to the issuer: the issuer holds over 20% of the company's voting shares

The size of the issuer's participation share in the charter capital of affiliated and/or dependent company: 27,8 %
The size of the issuer's share of ordinary stock of affiliated or dependent company: 27,8 %
The size of participation share of affiliated and/or dependent company in the issuer's charter capital: none
The size of the share of the issuer's ordinary stock belonging to affiliated or dependent company: none
Core activity type description: local telephone communication services provision
The importance of the company for the issuer's activity: Obtaining of additional profit and development of new types of activity

Personal structure of the Board of directors (supervisory council):

Patoka Andrey Evgenievich – **Chairman of the Board of directors**
Year of birth: 1969
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Chupa Mikhail – **member of the Board of directors**
Year of birth: 1960
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Kiryushin Gennady Vasilievich - **member of the Board of directors**
Year of birth: 1949
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Kudryavtsev Alexander Georgievich - **member of the Board of directors**
Year of birth: 1954
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Klishin Vitalyi Mikhailovich - **member of the Board of directors**
Year of birth: 1974
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Skvortsov Andrey Borisovich - **member of the Board of directors**
Year of birth: 1964
Share in the issuer' charter capital: 0,009317 %
Share of the issuer's ordinary stock belonging to the person: 0,010756

Tareeva Larisa Valerievna - **member of the Board of directors**
Year of birth: 1977
Share in the issuer' charter capital: none
Share of the issuer's ordinary stock belonging to the person: none

Personal structure of collegial executive body (Management board, Directorate): The company's charter does not stipulate collegial executive body

The person performing the functions of single executive body: Skvortsov Andrey Borisovich
Year of birth: 1964
Share in the issuer' charter capital: 0,009317 %
Share of the issuer's ordinary stock belonging to the person: 0,010756

21. Full and abbreviated brand name: Closed Joint Stock Company “Erickson communication” (CJSC “Erickson communication”)
Location: Nizhny Novgorod, Gagarin Avenue, 37
Reasons for considering a company to be an affiliate and/or dependent in relation to the issuer: the issuer holds over 20% of the company’s voting shares
The size of the issuer’s participation share in the charter capital of affiliated and/or dependent company: 24 %
The size of the issuer’s share of ordinary stock of affiliated or dependent company: 24 %
The size of participation share of affiliated and/or dependent company in the issuer’s charter capital: none
The size of the share of the issuer’s ordinary stock belonging to affiliated or dependent company: none
Core activity type description: Export-import operations, consulting and services
The importance of the company for the issuer’s activity: Obtaining of additional profit and development of new types of activity
At present the company does not conduct activity.

22. Full and abbreviated brand name: Limited Liability Company “Agrocompany “Reanta” (LLC “Agrocompany “Reanta”)
Location: Russia, Yoshkar-Ola town, Chavaina blvd., 11
Reasons for considering a company to be an affiliate and/or dependent in relation to the issuer: the issuer holds over 20% of the company’s voting shares
The size of the issuer’s participation share in the charter capital of affiliated and/or dependent company: 20,86%
The size of participation share of affiliated and/or dependent company in the issuer’s charter capital: none
The size of the share of the issuer’s ordinary stock belonging to affiliated or dependent company: none
Core activity type description: agricultural activity
The importance of the company for the issuer’s activity: Obtaining of additional profit and development of new types of activity

Personal structure of the Board of directors (supervisory council): The company’s charter does not stipulate the Board of directors

Personal structure of collegial executive body (Management board, Directorate): The company’s charter does not stipulate collegial executive body

Person performing the functions of single executive body: Syskov Victor Sergeevich
Year of birth: 1967
Share in the issuer’ charter capital: none
Share of the issuer’s ordinary stock belonging to the person: none

3.6. Composition, structure and the cost of the issuer’s fixed assets, information on the plans of acquisition, replacement, retirement of fixed assets, and also on all facts of charge of the issuer’s fixed assets

3.6 1. Fixed assets

Information on initial (replacement) cost of fixed assets and on the amount of accumulated depreciation as of 30.06.2005:

№	Description of groups of fixed assets	Initial cost	Accumulated depreciation

1.	Land plots	5 916 022	-
2.	Buildings	3 607 228 114	817 518 407
3.	Constructions and transfer mechanisms	11 444 065 184	4 669 942 552
4.	Machinery and equipment	16 415 070 388	7 357 414 316
5.	Transportation	448 305 893	305 035 957
6.	Computer machines and office appliances	1 365 467 314	678 712 951
7.	Housing stock	75 656 712	-
8.	Others	320 931 553	199 400 178
TOTAL, rubles:		**33 682 641 180**	**14 028 024 361**

Method of calculation of depreciation deductions by groups of fixed assets – ***straight- line.***

The results of the latest revaluation of fixed assets:

№	Description of groups of fixed assets	Full value prior to revaluation	Depreciated book value (net of amortization) prior to revaluation	Date of revaluation	Full value after revaluation	Depreciated book value (net of amortization) after revaluation
1.	Land plots	86	86	01.01.2001	86	86
2.	Buildings	338 047	282 148	01.01.2001	715 114	578 978
3.	Constructions	139 329	101 739	01.01.2001	272 891	180 876
4.	Machinery and equipment	1 690 418	921 389	01.01.2001	2 831 632	1 399 509
5.	Transportation	39 642	20 578	01.01.2001	72 582	36 783
6.	Others	7 153	4 362	01.01.2001	9 289	6 050
TOTAL, rubles:		**2 214 675**	**1 330 302**		**3 901 594**	**2 202 282**

Fixed assets in OJSC 'VolgaTelecom" were revaluated ***by independent appraiser LLC "Audit-Appraisal",*** operating on the basis of license Б 953444 № 183, issued by the Committee for management and control of city's property of Nizhny Novgorod oblast on June 18, 1999 for the period of 3 (three) years. Fixed assets were evaluated by market cost, defined in accordance with Federal law № 135-ФЗ of 29.07.98 "On evaluation activity in Russian Federation", confirmed by expert's opinions, the estimation procedure is the calculation of fixed assets replacement costs by means of coefficients.

During the ***last five accomplished fiscal years*** fixed assets leased for long-term period ***were not revaluated.***

Facts of charge of fixed assets (fixed assets in pawn) as of 30.06.2005:

Number, date of contract of fixed assets pledge	Amount of pledge, rubles	Purpose of pledge	Date of pledge occurrence	Contract validity term
№ 2 of 14.06.2002	40 569 999	credit	14.06.2002	15.11.2005
№ 7 of 06.07.1998	38 423 186	credit	06.07.1998	31.07.2005
№ 74 of 05.06.02	116 454 161	credit	05.06.2002	13.07.2005
№ 2-5/1299 of 23.09.02	223 781 838	credit	23.09.2002	25.03.2008

No number of 26.05.2003	21 366 568	credit	26.05.2003	01.05.2006
№ 1 of 24.09.2004	19 489 910	credit	24.09.2004	30.03.2007
№ 204 of 01.09.2003	67 201 040	credit	01.09.2003	01.09.2006
№ 060/615 of 17.12.2004	805 000 000	credit	17.12.2004	17.12.2007
№ 82 of 05.04.2004	65 808 043	credit	05.04.2004	05.10.2005
№ 37 of 09.02.2004	733 047 281	credit	09.02.2004	17.11.2008
№ 93 of 14.04.2004	69 134 664	credit	14.04.2004	13.10.2005
№ 109 of 28.04.2004	67 029 208	credit	28.04.2004	25.10.2005
№ 111 of 27.04.2004	61 820 989	credit	27.04.2004	26.10.2005
№ 152 of 09.06.2004	413 825 874	credit	09.06.2004	09.06.2009
№ 172 of 09.06.2004	570 247 137	credit	06.07.2004	09.06.2009
№ 185 of 20.07.2004	172 435 605	credit	20.07.2004	25.07.2005
№ 210 of 05.08.2004	206 802 785	credit	05.08.2004	09.06.2009
№ 239 of 01.09.2004	339 153 628	credit	01.09.2004	09.06.2009
№ 267 of 05.10.2004	389 295 733	credit	05.10.2004	05.10.2007
№ 1212-04 of 19.10.2004	16 471 822	credit	19.10.2004	13.10.2005
№ 12 of 27.01.2005	92 822 951	credit	27.01.2005	27.01.2009
№ 40 of 01.03.2005	896 369 550	credit	01.03.2005	03.05.2009
№ 65 of 22.03.2005	114 208 104	credit	22.03.2005	20.09.2006
№ 114 of 11.05.2005	123 452 011	credit	11.05.2005	09.11.2006
№ 131 of 26.05.2005	216 084 366	credit	26.05.2005	24.11.2006
TOTAL, rubles:	**5 880 296 453**			

Acquisition and replacement of fixed assets the cost of which is 10 or more percent of the issuer's fixed assets value are not scheduled by the Company's investment plan.

IV. Data on the issuer's financial-economic activity

4.1. The results of the issuer's financial-economic activity

4.1.1. Profit and losses

The indexes characterizing the profitability and red ink of the issuer for quarter 2 of 2005

Index description	Calculation method	As of the end of quarter 2 of 2005	As of the end of quarter 2 of 2004
Proceeds, rubles	Total sum of proceeds from the sale of goods, products, works and services	10 207 778 704	8 722 604 520
Gross profit, rubles	Proceeds - prime cost of sold goods, products, works and services (except for business and administrative expenses)	2 815 905 987	2 384 959 340

Net profit (undistributed profit (uncovered loss), rubles.	Net profit (loss) of the report period	986 140 452	968 895 110
Return on equity, %	(Net profit)/(capital and reserves – target financing and receipts + deferred income – treasury stock) x 100	6,47	7,08
Return on assets, %	(Net profit)/(balance-sheet assets) x 100	3,36	4,06
Net profit ratio, %	(Net profit)/(proceeds) x100	9,66	11,1
Product (sales) profitability, %	(Sales profit)/(proceeds)x100	27,59	27,34
Turnover of capital	(Proceeds)/(Balance sheet assets – short-term liabilities)	0,49	0,50
Uncovered loss sum as of the report date, rubles	Uncovered loss of past years + uncovered loss of the report year	NA	NA
Ratio of uncovered loss as of the report date to the balance-sheet total	(Amount of uncovered loss as of report date)/ (Balance sheet assets)	x	x

* The data in the table are referenced as of "the report period end", i.e. on an accrual basis as applicable to Form №2.

4.1.2. Factors that affected the change of the amount of proceeds from the issuer's sale of goods, products, works and services and of profit (losses) of the issuer from the core activity

The basic factors influencing the amount of profit and proceeds:

- communication facilities development;
- expansion of the range of provided telecommunication services, including intensive development of new telecommunication services;
- tariff policy modification.

For quarter 2 the increase in basic telephone sets was 61 380 numbers. Income received by the Company from provision of access to telephone network amounted to 337,5 million rubles. As before this is a tangible source of the Company' income, it makes 14,9% in the income from local and rural telephone communication services or 6,7 % in the income from telecommunication services.

Maintaining and increasing the dynamics of the Company's network development affected income received from domestic and international long-distance exchange. In quarter 2 the Company' income in the specified industry amounted to 1 530,5 million rubles.

Progressive development of telecommunication services provided by using new technologies allowed for gaining income from value-added services in the amount of 350,8 million rubles.

4.2. The issuer's liquidity, adequacy of capital and current assets

Indexes characterizing the issuer's liquidity are presented in the table as of 01.07.2005:

Thousand rubles

Index description	Quarter 2 of 2005
Own current assets, thousand rubles	-9 802 363
Permanent asset index	1,65
Current liquidity ratio	0,5
Fast liquidity ratio	0,3
Ratio of own funds autonomy	0,52

• *For calculation of indexes the methods recommended by Russia's FSFM were used.*

For the period under analysis the result of the issuer's operating activity was positive and this testifies to the fact that the Company's current activity is financed from own resources.

Negative index of own current assets based on the results of quarter 2 of 2005 is due to the financing of capital investments at the expense of borrowed funds.

One of the goals of the Company's reorganization is to intensify the investment activity. It is this policy that assumes sharp increase of usage of borrowed funds and correspondingly the change of index of own current assets.

Considerable cheapening of borrowed funds cost should be noted during the period under analysis, this allows for using them in a greater degree in the Company's money turnover.

The dynamics of the index of own current assets is not a negative factor for the Company as during this period the basic goal of the issuer's financial policy is the development of communication facilities of the Volga region. Borrowed funds are defined as one of basic sources of the Company's investment activity.

Ratio of own funds autonomy is also within the norm (not lower than 0,5-0,6) for the period under analysis.

Permanent asset index in quarter 2 of 2005 was higher than 1, as during these periods the issuer's own resources were insufficient to cover capital investments.

Current and fast liquidity ratios dynamics was determined by the volume of the issuer's short-term liabilities.

The issuer is facing the following tasks within the terms of realizing the arrangements to improve the liquidity:

- search of optimal correlation of the structure of assets and liabilities from the point of view of profitability and risks, limitations on liquidity being taken into account;
- simulation investigation of the Company's liquidity position for medium-term outlook;
- improvement of borrowed capital structure;
- sale of non-core assets.

For 2005 the Company's management elaborated a list of arrangements to improve the issuer's liquidity:

- diversification of short-term liabilities as related to credits and loans into long-term liabilities;
- financing of the Company's investment activity by attracting outside long-term sources of financing;
- optimization of the arrears structure to suppliers and contractors (establishment of settlements procedure with optimal distribution of debt load);
- carrying out the analysis of expediency and efficiency of financial investments.

4.3. The size and the structure of the issuer's capital and current assets

4.3.1. The size and the structure of the issuer's current assets

The structure and the size of capital and current assets for the 1-st half of 2005 ***did not undergo material changes.***

The sources of financing current assets – borrowed loans and bank credits.

According to accounting statement for the first half year of 2005 the structure and the size of OJSC "VolgaTelecom" capital are the following:

Capital item	Amount, thousand rubles
Charter capital	1 639 765
Reserve capital	81 988
Additional capital	3 878 611
Social sphere fund	-
Target financing	-

Undistributed profit	9 861 140
Capital total (thousand rubles):	**15 031 721**

According to the accounting statement for the first half year of 2005 the structure and the size of OJSC "VolgaTelecom" current assets are the following:

Current assets item	**Amount, thousand rubles**
Inventories	805 821
VAT for acquired valuables	892 139
Accounts receivable	2 110 408
Short-term financial investments	4 759
Monetary funds	488 120
Other current assets	3 275
Current assets, total (thousand rubles):	**4 304 522**

The structure and the size of the capital and of current assets for the first half year of 2005
did not undergo material changes.

The sources of financing of current assets – ***borrowed loans and bank credits.***

Calculation of the issuer's own capital adequacy for repayment of short-term liabilities and for covering OJSC "VolgaTelecom" current operating expenses as for 01.07.2005:

Thousand rubles

Index description	Quarter 2 of 2005
Own capital (OC) (line 490 + line 640)	15 251 919
Shot-term liabilities (STL) (line 690 - line 640)	**8 429 970**
Current operating expenses (COE)	5 199 159
Adequacy (+) (lack (-)) of the issuer's own capital for repayment of short-term liabilities and for covering the issuer's current operating expenses (OC - STL - COE)	1 622 790

The amount of average daily operating expenses of the issuer during quarter 2 of 2005 amounted to 57 134 thousand rubles.

4.3.2. The issuer's financial investments

The total balance-sheet value of securities that the issuer owns as of 30.06.2005 ***amounts to 1 225 881 thousand rubles.***

Balance-sheet value of short-term financial investments as of 30.06.2005 amounts to ***4 759 thousand rubles,*** which makes 0,4% of the value of all financial investment of the issuer.

The issuer's financial investments which make 10 and over percent of all its financial investments for quarter 2 of 2005:

1. Type of securities: ***ordinary shares***

The issuer's full and abbreviated brand name, location:
Closed Joined Stock Company "Nizhny Novgorod Cellular Communication", CJSC "NCC";
Nizhny Novgorod, M.Gorky sq., Post House;

State registration numbers of the issuing securities issues and the dates of state registration, registration bodies:
The following issue of the Company's shares is registered:
№ 32-1-1535 of June 16, 1997, the Department of Finance of Nizhny Novgorod oblast Administration.

The quantity of securities the issuer owns:
100 000 pieces of ordinary registered shares, i.e. the entire charter capital of CJSC "Nizhny Novgorod Cellular Communication" is the financial investments of OJSC "VolgaTelecom";

Total face value of securities that the issuer owns: ***21629,4 thousand rubles;***

Total balance-sheet value of securities that the issuer owns: ***651974,3 thousand rubles;***

The size of dividend on preferred shares or the procedure of its determination in case if it is defined in the charter of joint stock company – issuer, the dates of payment:
There are no preferred shares in the charter capital of CJSC "Nizhny Novgorod Cellular Communication";

The size of declared dividend on ordinary shares (if there are no data on the size of declared dividend on ordinary shares in the current year, the size of dividend declared in the previous year is to be indicated), the dates of payment:
The size of declared dividend on ordinary shares approved by the annual general meeting of stockholders on 15.06.05 amounted to 399 rubles. According to current legislation the deadline for dividends payment is before December 31, 2005.

2. Type of securities***: ordinary shares***

The issuer's full and abbreviated brand name, location:
Open Joint Stock Company "TATINCOM-T", OJSC "TATINCOM-T";
The Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20A;

State registration numbers of the issuing securities issues and the dates of state registration, registration bodies:
The following issues of securities are registered:
№ 1-01-55125-D of 11.06.1998, regional department of Russia's FCSM in the Republic of Tatarstan,
№ 1-02-55125-D of 11.08.2000, regional department of Russia's FCSM in the Republic of Tatarstan;

The quantity of securities the issuer owns:
3418837 pieces are the property of OJSC "VolgaTelecom" and represent financial investments in OJSC "TATINCOM-T";

Total face value of securities that the issuer owns: ***170941,85 thousand rubles***;

Total balance-sheet value of securities that the issuer owns: ***473 936 thousand rubles***;

The size of dividends on preferred shares or the procedure of its determination in case if it is defined in the charter of joint stock company-issuer, the dates of payment:
There are no preferred shares in the charter capital of OJSC "TATINCOM-T";

The size of declared dividend on ordinary shares (if there are no data on the size of declared dividend on ordinary shares in the current year, the size of dividend declared in the previous year is to be indicated), the dates of payment:
The general annual meeting of OJSC "TATINCOM-T" stockholders held in 2005 passed the resolution not to pay dividends for 2004.

4.3.3. The issuer's intangible assets

As of ***30.06.2005*** intangible assets are:

№	Description of groups of intangible assets	Full value, rubles	The amount of accumulated depreciation, rubles
1.	Exclusive rights for utility software, data bases	106 113	106 113
2.	Exclusive rights for trade marks	28 251	8 004
TOTAL, rubles:		**134 364**	**114 117**

The information on intangible assets is reflected in bookkeeping in accordance with Russian accounting standards 14/2000 № "Intangible assets accounting", the instructional guidelines on the intangible assets accounting in the companies of "Svyazinvest" group.

4.4. The data on policy and the issuer's expenses in the area of science-engineering development, and also in relation to licenses and patents, new developments and investigations

In the report quarter:

There were no issuer's expenses for science-engineering activity at the issuer's own cost.

The issue did not create basic intellectual property objects and did not receive legal protection for them, including obtaining of patents, licenses and certificates for using trademarks.

4.5. Analysis of the development trends in the issuer's core activity area

Marking the major trends of the Company's development one should rely on the Company's goals and mission at the market. The Company's affiliation to the services production sphere defines the basic goal of the Company which is to obtain additional profit by tracking and reacting to the market demands with the further satisfaction of demand for the services.

The understanding of this goal predefines the tendencies and trends of the Company's development:

The first and foremost task of the Company is to keep and to increase the market share of local telephone communication services, currently the total share of income from these services is 43,1% in the total amount of the Company's income. The increase of share of income from this segment is to a considerable extent facilitated by annual industry development as well as by flexible tariff policy.

The total gain of telephone lines for the period under analysis, starting from 2000, made 1 041 thousand lines. In addition, one more aspect of this communication industry development is the replacement of analog switching equipment with digital one. The equipment replacement allows for improving the quality of provided services, for introducing additional accompanying services, thus improving servicing and creating competitive advantages at the market. In 2001 the network digitalization made up 33%. In 2004 this indicator is equal to 56,5%.

The tendencies of DLD & ILD services development are connected with the development of alternative communication services, such as IP-telephony, Internet, etc.

This results in decrease of share of income from DLD & ILD services in the total share of proceeds. Simultaneously, the dynamics of income from DLD & ILD services is affected by the decrease of average profit rate per call minute, which is connected with redistribution of outgoing traffic of long-distance communication between intrazonal and trunk traffic; and for international communication between Baltic States, CIS countries and foreign countries.

For the last three years the largest growth rate is with new communication services, such as Internet, ISDN, IP-telephony, intelligent platform services, etc.

The tendencies of core activity development for 2000 – 2004 are detailed below.

2000

In order to hold the positions at the market and to increase the competitiveness of its services, the Company intensively developed its network and in particular: it upgraded the existing network and constructed the new one with the use of advanced technologies, which served as the foundation for developing new services and occupation of market segments. To achieve this digital telephone exchanges were commissioned, the Company builds digital transmission systems by using hi-tech equipment, introduces digital subscriber radio

access equipment, automatic telephone exchange equipment.

In 2000 alternative carriers became more active, especially at the market of data transfer services and Internet. In the nearest future it is possible to expect the emergence of new competitors at this market, and in the first place from natural monopolists, having or constructing transport network (RAO "Unified Energy Systems of Russia", RAO "Gazprom", Russia's Ministry of Railways).

Target strategy of OJSC "Nizhegorodsvyazinform" for the period to 2004 is to increase competitiveness and to develop the production on the basis of already available infrastructure.

One of the main conditions of increasing services competitiveness is application of new technologies (ISDN, Internet, telephone "+", voice mail, IP-telephony). It should be noted, that Internet is one of highly profitable services, for two years of intensive development the Company's share at the Internet market in Nizhny Novgorod reached 30% and in Nizhny Novgorod oblast – about 90%. In 2000 the project "Internet to schools, hospitals, museums of Sovetskyi district of Nizhny Novgorod" was completed (18 schools, 3 hospitals, central library system – in total 45 organizations). This allowed for increasing the number of Internet users up to almost 5000. As of 01.01.2001 the number of Internet subscribers was 4 951 (1400 – as of 01.01.2000). Service-Center was established in Nizhny Novgorod.

In 2000 the Company continued downloading DECT "DRA-1900" subscriber radio access system equipment. As of 1.01.2001 in the oblast there are 960 telephones with radio access.

At inter-station communication network of Nizhny Novgorod city's telephone exchange, the transport communication network SDH was expanded by commissioning a new transport node St-20 in linear mode of STM-4 level.

Installed capacity of SDH transport network was increased by 60 E1 compared to 1999 and as of 01.01.2001 made up 850 streams of E1.

As of 01.01.2001 the installed capacity of city's automatic telephone software-controlled exchanges made up 619231 numbers or 83,9 % of total installed capacity.

By the end of 2000 the city's telephone exchanges in Nizhny Novgorod and in 10 towns of the oblast were in operation their total capacity was 523496 numbers

In 8 towns of the oblast the city's telephone exchanges were in trial operation. Total capacity of automatic telephone exchanges in these towns made up 43456 numbers.

Time-based billing system of the specified automatic telephone exchanges is in operation since 01.01.2001.

As of 01.01.2001 the installed capacity of rural automatic telephone software-controlled exchanges made up 2048 numbers or 2,3% of the total installed capacity of rural telephone exchanges.

During the year the automatic telephone exchanges of total capacity of 40,8 thousand numbers were put into operation, including in Nizhny Novgorod – 20 thousand numbers, 41 thousand telephone sets were installed, including 35,5 thousand in apartments of citizens. All this allowed to increase the number of telephone sets per 100 residents in the oblast by the end of the year up to 21,9.

In 2000 the Company continued to install universal payphones of ТМС-БМ-01 type of "Kvarts" make. During the year 116 universal payphones were additionally installed at city's and rural telephone networks.

2001

The Company's policy in relation to traditional communication services is oriented to holding the positions at the market with simultaneous increase of degree of satisfaction of solvent demand.

For the greatest satisfaction of solvent demand the Company continued intensive activity for the network development, upgrading of communication facilities and technological processes, improvement of quality and increase in provided services volumes.

Special attention was paid to the application of new technologies (ISDN, Internet, Telephone Plus, voice mail, IP-telephony). During the two years of intensive development, due to flexible tariff policy and ongoing perfection of its technical base, the Company became the leader.

Current modernization and the development of telephone communication network are aimed at creation of modern, hi-tech, multi-service telecommunication network. When designing a digital network the basis is the strategy of deploying digital automatic telephone exchanges in such a way so that there is the opportunity of access to digital network services in all districts of the city, and in the first place in the centers of business activity. Thus, the most active part of Nizhny Novgorod business already has the opportunity of using modern communication services in its activity.

OJSC "Nizhegorodsvyazinform" is consistently realizing market strategy of integrated growth, leading to achieving the strategic goal of the Company-the leader (managing interregional company), and namely – creation and realization of scope of competitive services, getting maximum possible profit and increasing investments efficiency.

Major essential events of the year contributing to improvement of the activity results:

- Automatic telephone exchanges of total capacity of 40,0 thousand numbers, including 20 thousand numbers in Nizhny Novgorod were put into operation;
- 44, 3 thousand telephone sets were installed, including 19, 6 thousand in Nizhny Novgorod, out of them 15, 8 thousand telephones were installed in apartments. This allowed to increase the number of telephones per 100 residents, which as of 01.01.2002 in the oblast was 22,7, and in Nizhny Novgorod – 32,5;
- The project "Internet to schools, hospitals, museums" for Leninskyi district of Nizhny Novgorod was completed (21 school, 1 hospital, 1 library);
- The development of service centers network in the oblast is continued, in 2001 5 centers were established in Nizhny Novgorod oblast;
- Additional services were provided to 73800 subscribers;
- ISDN services were provided to 467 subscribers;
- 82,4 % of rural telephone exchanges are equipped with automatic number identification function, that allowed to organize automatic long distance telephone communication for rural subscribers;
- For 163 subscribers the telephone sets were installed by using DRA radio equipment;
- 52 universal payphones were installed;
- The first stage of SDH transport network based on synchronous transmission systems was put into operation at Nizhny Novgorod city's telephone exchange in 1997. Currently, in Nizhny Novgorod SDH network has three transport rings of total extension of 144 km (totally 213 km of fiber-optic cable were installed).

The Company pays special attention to the development of services of access to the Internet. The Company has designed and carries out the set of activities to expand the base of Internet users. In 2001 OJSC "Nizhegorodsvyazinform" took the leading positions in providing dial-up access to Internet. The users are provided the entire range of services of data transfer network, starting from dial-up access to organization of gateways, leased channels and creation of corporate network for customer data transfer. ISDN, xDSL digital access technologies are applied.

Exclusive service "Internet for All" provides the access to Internet over long-distance communication channels. In Nizhny Novgorod oblast this service is provided to 80% of all Internet users.

The Company continued realization of the project of creating Internet-clubs, providing session access to the network. 6 Internet-clubs are operating, 3 of them are in Nizhny Novgorod.

In 2000 the Company won the tender for realization of the program "Internet to schools, hospitals, museums". In 2001 21 school, 1 hospital and 1 library were connected to Internet via an allocated channel.

The first stage of construction of corporate multi-service network of data transfer is completed; the network includes 21 nodes in Nizhny Novgorod and 18 nodes in Nizhny Novgorod oblast. The network is built with fiber-optic cable. 19 nodes of access to data transfer network in Nizhny Novgorod and 9 nodes of access in Nizhny Novgorod oblast were put into operation and modernized.

The Company continued the activity for connecting the subscribers to digital network with integration of ISDN services. By the end of 2001 the number of operated ports amounted to 467. Within the terms of providing ISDN services the Company realized the tasks of combining remote segments of corporate network of data transfer and organization of video conferences for subscribers of Nizhny Novgorod and Dzerzhinsk. The program of telemedicine development on the basis of ISDN equipment was continued. There were a number of consultations (video conferences) with participation of medical personnel from Nizhny Novgorod and leading medical institutes and hospitals from Moscow.

The realization of the project for creating the network of Service Centers was continued. The main idea of the project is to provide end-to-end services to customers as regards the organization of communication on the basis of advanced technologies: from installation of a telephone set to the development and realization of corporate network as per the customer's requirements. By the end of the year 5 Service Centers were in operation in Nizhny Novgorod and in Nizhny Novgorod oblast.

2002

Under the conditions of the Company's incorporation the paramount issue is to work out uniform technical policy, which will serve for the solution of the major Company's task – modernization of the network and meeting the demand for OJSC "VolgaTelecom" services.

The policy as regards traditional communication services is oriented for holding the positions at the market with simultaneous increase of the degree of meeting solvent demand. For this the Company continues intensive activity in the network development, improvement of communication facilities and technological processes on the basis of modern equipment, improvement of quality and increase in the volume of offered services.

By the end of the year the number of city's telephone exchanges was 928 with total installed capacity of 3 532 619 numbers. During the year the city's telephone exchanges' capacity increased by 367 thousand numbers.

By the end of 2002 time-based billing system of calls cost was in operation in Nizhny Novgorod, Orenburg, Penza oblasts and in the Republic of Mordoviya.

The activity in installation and putting into operation of ANI function at rural telephone networks was continued. The capacity of rural telephone exchanges equipped with ANI function made up 643 103 numbers.

With the development of new modern kinds of communication, the demand for telegraph services is gradually going down.

Wire broadcasting is a toss-making sector, so OJSC "VolgaTelecom" carries out the actions for changing-over rural wire broadcasting into on-air broadcasting, which allows to reduce total costs of wire broadcasting and increase the profitability and the quality of work of city's broadcasting centers. The program of wire broadcasting change-over into the on-air broadcasting is developed for each branch of the Company.

OJSC "VolgaTelecom" network of on-air broadcasting includes 73 low power radio broadcasting transmitters of less than 1 KW power and 19 powerful transmitters of 1 KW power and above.

In a number of OJSC "VolgaTelecom" branches there are in operation TV transmitters for receive and broadcasting of TV programs. At the same time the Company is actively developing the existing networks of cable TV in Orenburg and Samara branches, in the branches of Chuvash Republic and the Republic of Maryi El, and is constructing new systems of cable TV. It is planned to construct new cable TV systems, in Nizhny Novgorod city including. The first stage of the construction will be realized in 2003 and is designed for connecting 75 000 subscribers.

The development of value- added communication services is of great importance for OJSC "VolgaTelecom".

One of the main tasks is to strengthen positions at the market of hi-tech kinds of communication. All branches of OJSC "VolgaTelecom" provide services of Internet access both by dial-up technology and over allocated lines.

By the end of 2002 in the Volga region the number of users with dial-up access to Internet was about 204 thousand, 107 thousand of them use the services of OJSC "VolgaTelecom". Thus, the Company's share at the market of dial-up access to Internet is 52%.

The number of customers for access services over the allocated line is about 1600, which as per OJSC "VolgaTelecom" estimation makes up from 45 to 50%.

The service of wideband digital access is being actively implemented. By the end of 2002 in OJSC "VolgaTelecom" the number of connection points with xDSL technology was 583, 48% out of them were in Nizhny Novgorod branch.

IP-telephony is a perspective service. The development of IP-telephony service is planned to be carried out in 2 directions:

- The first one is installation of IP-telephony nodes for DLD & ILD communication. The service is provided by application of pre-paid cards;
- The second direction of IP-telephony development is a "package" service; provision of access to PSTN via data transfer network. Here the "last mile" is xDSL wideband access. This is the first stage of change-over to NGN (Next Generation Network) with packet switching.

The other large project is the construction of Intelligent network based on a single platform. In 2002 the contract was signed with "Huawei Technologies" company for Tellin®

Intelligent platform. On the basis of this platform 5 intelligent services will be provided: 4 services from **CS1** set (free phone - **FPH**, voting over telephone - **VOT**, call with additional payment - **PRM**, call by pre-paid card - **PCC**), and one service (universal access number - **UAN**) – for testing and further certification.

2003

Financial and economic and production indexes of OJSC "VolgaTelecom" for 2003 reflect the efficiency of the incorporation of regional communication enterprises into the joint interregional company which has been finished by the end of 2002.

By the results of the year the Company achieved the planned level of income and profit.

The gain of income from rendering telecommunications services for the entire Company amounted to **3 653 541** thousand rubles.

The income gain was ensured due to the development of telecommunication industries, the increase in outgoing paid exchange, increase in tariffs, and the change of procedure of formation of tariffs on local telephone connections for privileged consumer categories (veterans, invalids), the obtaining of income for the incoming traffic from OJSC "Rostelecom" over long-distance and international telephone communication, and namely:

- the network development and the increase in long-distance exchange by 1 971 795 thousand rubles or by 54 %;
- increase in telecommunications services tariffs - 1 396 762 thousand rubles or 38 % of the gain sum, including due to the increase in tariffs for telecommunications services regulated by the government, by 1 028 965 thousand rubles or 28 % of the total sum of income gain;
- the change of calculation methods in regard of services rendered by OJSC "Rostelecom" by 284 984 thousand ruble or 8 % from the total sum of income gain.

The Company's potential formed after the incorporation of 11 regional carriers, allows to extend annually the volume and to improve the quality of services in all telecommunications sub-industries.

As of January 01, 2004 the **total installed capacity of city and rural telephone exchanges amounted** to 4462 thousands lines.

For the previous year automatic telephone exchanges with total capacity of 455,5 thousand lines were commissioned. During 2003 the installed capacity of city and rural telephone exchanges grew by 224 thousand lines, the growth rate vs. the previous year - 105,3%. The installed capacity of digital automatic telephone exchanges of rural telephone communication grew faster – 144,55%. This caused the growth of the share of digital exchanges in the total installed capacity of rural exchanges switching facilities and by the results of the year amounted to 14,2 %.

The total extension of long-distance channels as of January 01, 2004 amounted to 15236,8 thousand channel/km, the gain for 2003 - 3630,7 thousand channel/km, including of digital network 12983,4 thousand channel/km (85,2 %), the gain – 3859,9 thousand channel/km.

The extension of digital network channels is formed by the digital systems of transmission of synchronous (11537,5 thousand channel/km - 88,9%) and plesiochronous (1445,9 thousand channel/km -11,1%) digital hierarchy.

In the report year the production activity of OJSC "VolgaTelecom" cable industry employees was aimed at the reconstruction of cable industry facilities for the purpose of improving qualitative indexes, increase in income and reduction of operational costs. So in 2003 the works

aimed at upgrading switching facilities of telegraph industry were conducted. Instead of physically and morally outdated exchanges of OP ETK-KS network и and of AT/TX Nicola – Tesla network, the integrated exchange TK-AT-600 was installed in the telegraph shop of long-distance telephone telegraph communication of Saransk town.

In the fourth quarter of 2003 according to the investment plan, in the branch in the Republic of Chuvashiya the reconstruction of public telegraph network and AT/TX on the basis of telegraph switching server TKS "Vector 2000" produced by CJSC "LInTekh" (Moscow city) was completed.

In Orenburg oblast's radio-TV transmission centre OJSC "VolgaTelecom" finished the works on changing over the space communication receiving stations from analog to digital mode of "DMT-1000" type - 268 sets.

9 radio broadcast transmitters were installed – in Kirov branch, branch in the Republic of Mordoviya, in Orenburg and Samara branches, for the purpose of broadcasting the program "Radio of Russia" in the zones of intermittent reception of RTRS VGTRK transmitters, for the change over of subscribers from wire broadcast to on-the-air reception of programs.

The first phase of cable television was commissioned in Nizhny Novgorod, 292 subscribers were connected to it. The total design capacity is 2300 subscribers. 28 TV programs are being broadcasted; the subscribers of cable television got the opportunity of high-rate access to the Internet.

The number of cable television subscribers grew in the branches of Republics of Chuvashiya and Maryi El. MMDS system functions in Samara branch (Syzran and Toliyatti towns). The construction of the first phase of cable television network in Orenburg has been completed.

The introduction by the branches of services: "Internet for all", Internet by prepaid cards and service telephone cards, the implementation of successful marketing policy allow to win successfully subscribers at the competitive market of Internet services. The new service introduced by Saratov's branch "Internet - free access" became popular and effective.

The number of the Internet-users is now 190 thousand, out of them the largest part – 50 thousand in Nizhny Novgorod branch. The construction of access nodes using digital servers produced by the leading manufacturers CISCO, LUCENT, HUAWEI, assured the growth of the number of users of dial-up Internet access services.

The market situation shows the essential interest of enterprises in connection to OJSC "VolgaTelecom" data transmission networks for the purpose of consolidation of available segments into unified corporate networks of data transfer at regional and interregional level. For example, the contracts with RTCom.RU for the connection of objects of Federal Target Program "Electronic Russia", all the branches participated in their realization.

The other important trend of activity is the promotion of intelligent network services. If in 2002 the income from Intelligent network services of the entire interregional company amounted to about 12 million rubles, then in 2003 it has achieved 94,8 million rubles (out of them 99% is the share of service telephone cards). The most successful in the promotion of prepaid service telephone cards were the branches in the Republic of Udmurtiya, and also Penza and Ulyanovsk branches.

In the Republic of Maryi El the start of operation of service telephone card platform based on AVAYA facilities was successful.

In Ulyanovsk city in 2003 IP-telephony service by using prepaid cards was introduced.

In the branch in the Republic of Udmurtiya the services are successfully developed on the basis of intellectual platform "Protey". At present, the uniform reference services "09" of Izhevsk city and of the Republic, and also manual switch shop of trunk line exchange are changed over to the contact-center 'Protey" platform. The system of automatic information on

the customer account status of residential sector subscribers, of providing information on long-distance tariffs and codes is started. Service telephone cards in Udmurtiya are the universal instruments of payment for the telephone communication services and for the cellular communication and the access to the Internet.

2004

Year 2004 showed that consolidated Company OJSC "VolgaTelecom" continues to grow with good dynamics and also has the potential for the development in the future. The consolidation in 2002 allowed for creation of competitive company, for holding dominant position actually in all segments of telecom market of the Volga Federal district – one of the most economically developed regions of Russian Federation. In 2004 the **proceeds** amounted to **18 605 million** rubles which is by 3 928 million more than for the similar period of the past year or by 26,8%.

The Company's basic sources of revenues in 2004:

- ► Revenues from **local phone connections** amounted to 5665,4 million rubles. As of the end of 2004 the number of local PSTN subscribers was 4343 thousand.
- ► 1 504,1 million rubles of revenues were received by the Company from **providing access** to telephone network (access to local PSTN was granted to 335 000 basic phone sets) or on average 4,5 thousand rubles per each installation.
- ► Revenues received due to the increase in **DLD & ILD exchange** connected with the Company's network development. The revenues of this sector amounted to 6 454,7 million rubles. By the results of the year DLD & ILD exchange was 2316,1 million minutes and vs. 2003 it grew by 116,1%.
- ► Dynamical development of services provided by means of **new technologies.** In 2004 the percentage of new services in the total volume of communication services was 5,2%. The revenues amounted to 938,2 million rubles. During the last three years over 1 348 million rubles were invested into the development of this sector.
- ► Revenues from **connection and traffic transit services** amounted to 2 019,8 million rubles. The percentage of revenues from connected operators in the total volume of communication services grew from 5,5% (by the results of 2003) to 11,1% (by the results of 2004).

During 2004 at Inter-Regional Company (IRC) "VolgaTelecom" **PSTNs** the construction and putting into operation of the equipment at 82 city's phone exchanges of total capacity of 491445 numbers was completed.

Digital phone exchanges made the main input of installed capacity at PSTNs. For 2004 the share of digital exchanges in the total capacity of switching equipment at IRC PSTNs increased from 54,86 % to 63,42 %.

Occupation efficiency of installed capacity of all ATXs installed at OJSC "VolgaTelecom" PSTNs increased from 93,2 to 93,6 %.

As of 01.01.2005 the number of ATXs in cities, towns and settlements amounted to 792 with total installed capacity of 3963,73 thousand numbers.

For 2004 the gain of basic phone sets amounted to 215390. With the commissioning of new ATXs the number of city's phone sets having the feature of automatic access to DLD phone network increased by 214,76 thousand lines and amounted to 3604,22 thousand lines.

The number of basic phone sets per 100 residents amounted to 26,8 and in the oblast's centers it made out 29,0.

In 2004 **rural phone network** was further developed. During the year 163 ATXs of total capacity of 64858 lines were commissioned, at the same time 27856 lines of outdated equipment of crossbar and quasi-electronic exchanges were dismounted. The gain of installed capacity of rural phone network amounted to 24 684 lines.

Using dismantled equipment of crossbar ATXs the Company established and expanded the existing exchanges with total capacity of 1770 lines in the Company's branches.

As of 01.01.2005 5002 phone exchanges of total installed capacity of 746957 lines are in operation in rural settlements. After fulfillment of development plan the occupation efficiency of installed capacity increased from 87,6 % to 89,3%.

The installed capacity of digital ATXs at rural communication network increased by 43753 lines and by the end of 2004 it made out 148981 lines or 19,99 % of total installed capacity of the switching equipment. The growth per the year was 5,74 %.

As of 01.01.05 the total extension of **DLD phone channels** 19988,2 thousand channel-km, including of digital network - 18228,2 thousand channel-km (91,2 %). The gain of the channels extension made out 4751,4 thousand channel-km, including the gain of digital network - 5244,8 thousand channel-km.

The extension of digital network channels is formed by the digital systems of transmission of synchronous (16878,4 thousand channel-km - 92,6%) and plesiochronous (1349,8 thousand channel-km - 7,4 %) digital hierarchy.

Out of the total channels length the extension over cable transmit lines made out 94,4 % (18871,4 thousand channel-km), out of these 89,9 % (16957,8 thousand channel-km) fall on fiber-optic cables.

In 2004 OJSC "VolgaTelecom" branches carried out the following arrangements to modernize **recording communication** network.

Phone-telegraph systems were dissolved at trunk line and intra-zonal directions (Samara – Novosibirsk, Kirov – SUS 06001, Kirov – Nolinsk, Izhevsk – Mozhga, Izhevsk – Glazov, and Cheboksary – Novocheboksarsk).

100 baud channels are organized at hops Nizhny Novgorod – Samara, Samara – Novosibirsk, Samara – Nizhny Novgorod and at some intra-zonal hops of the branches.

In Samara branch of OJSC "VolgaTelecom" "ATOL" circuit switch was replaced with "ПЦК-64" mini-switch and links КС-КК were organized in Nizhny Novgorod city.

In Yoshkar-Ola town integrated exchange with 300 connection points was put into operation. In OJSC "VolgaTelecom" branch in Chuvashiya Republic telegraph switching server "Vector-2000" was installed, it includes switching, channeling equipment and the software designed for organizing the process of transmit, collection, processing and storing of incoming and outgoing recording (telegraph) correspondence. The equipment operates on the existing communication network and allows for using the advantages of modern digital communication networks in telegraphy.

In 2004 OJSC "VolgaTelecom" branches continued the activities of change over from unprofitable rural **wire** broadcasting to on-air broadcasting.

During the last year 427 radio centers were closed, 1410 settlements were disconnected from wire broadcasting network. Total reduction made out 538974 public loudspeakers, 515 000 public loudspeakers were switched over to on-air broadcasting. As of 01.01.05 the number of public loudspeakers switched over to VHF-FM broadcasting made out 1650 000 units.

In large cities, towns and in district centers semi-conductor equipment was installed (amplifiers "Enisey", "Luch" and the transmitters "МПВ", "УПТВ-2x30', "УПТВ-2x120") – 42 radio centers were renovated in the following branches: Samara, Ulyanovsk, Orenburg, Saratov, Nizhny Novgorod, the Republic of Udmurtiya and the Republic of Mordoviya.

In order to improve the reliability and quality of operation of **TV broadcasting** facilities in Orenburg Radio Tx Rx Center the following was done:

- 100 W TV transmitters "РПТДА" located in settlements Bogorodskoe, Burtinskyi, Marxsovskyi, Nokolskoe, Revolutsionnyi, Sofievka, Yangarskyi, Grachevka, Nizhntpavlushkino, Pervomaiskyi were replaced with transmitters "ТСА-100Д", "ТСА-100М" and "АВТ" correspondingly;
- "ДМТ-1000" digital receive satellite system was installed in village Mezhdurechie of Belyaevsk district instead of on-air receive of Orbit-4 program.

Cable TV network was commissioned in 6 areas: in Kirov oblast (Kirov city), in Orenburg oblast (Orenburg city), in Samara branch (Samara city, Neftegorsk town), in the Republic of Maryi El (Kozmodemiyansk town), and in the Republic of Mordoviya (Ruzaevka town). The expansion of cable TV network is continued in Nizhny Novgorod city, in the Republic of Maryi El and in Chuvashiya Republic. In Samara branch MMDS network was expanded and now it also covers the area of Otradnoe village. The number of TV broadcasting channels was increased: in Syzran town to 23 channels and in Toliyatti town – to 12 channels.

The installed capacity of cable TV network was expanded by 53 000 of potential subscribers (or by 32%) and by the end of 2004 it made out 224 000 of potential subscribers. The gain of cable TV subscribers for the year made out 18104 subscribers. And as of 01.01.05 the number of cable TV subscribers amounted to 126124 users.

New services

In 2004 the number of active Internet dial-up access users was 341 000. Over 8 200 ports were equipped to organize leased line access.

Annually the number of Internet users is growing by 1,7 – 2 times.

The gain of equipped ports for providing leased line access made out about 5 000, the growth rate is 250%.

The growth of leased line access users is achieved due to active implementation of xDSL wideband digital access service. By the results of 2004 in Inter-Regional Company the number of connection points by xDSL technology exceeded 4,6 thousand, the largest number of xDSL ports (2,5 thousand or 54%) are equipped in Nizhny Novgorod branch.

"Internet-density" characterizing the percentage of OJSC "VolgaTelecom" phone communication subscribers who are using the Company's services of provision of dial-up access to Internet increased to 7,8 %. This growth was facilitated by the development of "Internet for all" service which is very popular with general public.

One of the largest projects is the construction of OJSC "VolgaTelecom" Intelligent network on the basis of uniform platform. At present the first phase is completed – the construction of Intelligent network in Nizhny Novgorod branch of OJSC "VolgaTelecom".

The purpose of the project is to provide the services of Intelligent network on the territory of the Volga region. The following services were selected for realization: free phone, voting over telephone, universal access number, uniform service card and call with additional payment.

FPH, VOT, UAN and PRM services are realized in OJSC «VolgaTelecom" Nizhny Novgorod branch on the basis of Tellin® Intelligent platform (Huawei Technologies). At present in the branch of the Republic of Udmurtiya VOT and USC services are realized on the basis of Ericsson AXE-10 switch.

Call Service Centers development

Firmware of CSC is installed in 3 branches of the Company:

- In the Republic of Maryi El (on the basis of Definity equipment, the number of automated work stations - 50);
- In Nizhny Novgorod branch (on the basis of Definity equipment, the number of automated work stations – 65);
- In the Republic of Udmurtiya (on the basis of "Protey" platform, the number of automated work stations - 52).

In other 8 branches the lines of ATX series selection, stages of calls distribution or computer telephony systems are used to render inquiry-information services. As of year 2005 beginning the total number of automated work stations at CSC is 585.

During 2004 the Company spent 6964,5 million rubles of **capital investments**, which is by 2 450,5 million rubles more vs. 2003.

539 618 lines of local phone communication were commissioned during 12 months of year 2004. As compared with 2003 the commissioning of capacities in 2004 grew by 24,5 %.

GSM cellular communication network was expanded in the branch in the Republic of Maryi El by 51 000 numbers, and in Samara branch by 6,6 thousand numbers on the basis of BS NMT-450 equipment.

2652 km of intrazonal transmit lines were constructed;

22 170 DLD channels at automated trunk line exchanges were commissioned;

13 666 m^3 of commercial objects were constructed.

- In Nizhny Novgorod branch communication center buildings were constructed in village Sechenovo and Parizhskoi communy settlement;
- In Orenburg branch additional building to communication center structure and to garage was constructed in Sorochinsk town;
- In Saratov branch additional building to communication center structure in Krasnyi Kut and central transmit point building in Engels town were constructed.

During 2004 the expenses for the development of local telephone communication amounted to 4 434,9 million rubles or 63,7 % of the total volume of investments. The investments to DLD telephone communication amounted to 754,2 million rubles or 10,8 % of the total volume of investments. Investments to mobile communication development amounted to 191,6 million rubles (2,8% of the total volume of investments). 500,6 million rubles or 7,2 % were spent for the development of new services and technologies, which is by 84 million rubles more than in 2003.

In 2004 the 1-st phase of "Inter-regional multi-service corporate data transfer network of OJSC "VolgaTelecom" project was realized.

The object of investment is the construction of corporate data transfer network (inter-regional multi-service network) of OJSC "VolgaTelecom" of the total estimated cost of 261,5 million rubles.

Basic indexes of OJSC "VolgaTelecom" operating efficiency

	Index description	**Measure unit**	**2000**	**2001**	**2002**	**2003**	**2004**
1.	Proceeds per a line	rubles	**1 959**	**2354**	**2906**	**3662**	**4 314**

2.	Profit from core activity per a line	rubles	**433**	**516**	**840**	**1051,5**	**1 238**
3.	Proceeds per a registered employee	Thousand rubles	**119,2**	**154,6**	**214,4**	**297,8**	**389,8**
4.	Profit from core activity per a registered employee	Thousand rubles	**26,4**	**33,9**	**62,0**	**81,7**	**111,9**
5.	Number of lines per a registered employee	Lines	**60,9**	**65,7**	**73,6**	**77,7**	**90,4**
6	Phone sets density per 100 residents (total)	Phone sets	**17,82**	**18,64**	**19,70**	**20,9**	**22,5**
7	Prime cost of a production unit	Ruble/100 rubles of proceeds	**77,9**	**78,1**	**71,1**	**71,5**	**71,3**
8	Profitability of sales (operating margin) By net profit	% %	**22,1** **13,5**	**21,9** **10,1**	**28,9** **15,9**	**28,5** **19,1**	**28,7** **15,5**

V. Detailed data on persons making up the structure of the issuer's management bodies, the issuer's bodies controlling its financial-economic activity, and brief data on the issuer's employees (workers)

5.1. Data on the structure and scope of competence of the issuer's management bodies

General meeting of shareholders
The Board of directors (collegial management body)
General Director (the issuer's single executive body)
Management board (the issuer's collegial executive body)

The issuer's shareholders general meeting competence as per its Charter:

General meeting of shareholders is the Company's supreme management body.

The following issues (items 12.2 – 12.3 of the Charter) are within the competence of shareholders general meeting:

1) introduction of modifications and amendments to the Charter or approval of the Company's Charter in a new wording (except for the cases, stipulated by Federal law "On joint stock companies"), the resolutions on which are adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

2) the Company's reorganization, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

3) the Company's liquidation, appointment of liquidation committee and approval of intermediate and final liquidation balance sheets, the resolutions on which are adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

4) election of the members of the Board of directors, carried out by cumulative voting;

5) early termination of office of the members of the Board of directors, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

6) determination of the quantity, face value, category (type) of the Company's declared shares and the rights granted by these shares, the resolutions on which are adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

7) increase in the Company's charter capital by the increase in the shares face value, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

8) increase in the Company's charter capital by placement of additional shares by public subscription in case, if the quantity of additionally placed shares makes up more than 25% of ordinary shares placed earlier by the Company, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

9) increase in the Company's charter capital by placement of additional shares by private offering, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

10) decrease in the Company's charter capital by the decrease in the shares face value, by the Company's acquisition of a part of shares in order to reduce their total number, and also by the retirement of shares acquired or redeemed by the Company, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

11) election of the Company's Auditing committee members and early termination of their office, the resolutions on which are adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

12) approval of the Company's auditor, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

13) approval of annual reports, the Company's annual accounting statement, including the Company's reports on profits and losses (profits and losses accounts), and also distribution of profit, including payment (declaration) of dividends and losses of the Company by the results of the fiscal year; the resolutions on which are adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

14) definition of the procedure of conducting the Company's shareholders General meeting, the resolution on which is adopted by the majority of votes of shareholders owning the

Company's voting shares participating in the meeting;

15) splitting and consolidation of shares, the resolutions on which are adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

16) passing resolution on approval of related party transactions, the resolution on which is adopted in cases and as per the procedure stipulated by chapter XI of Federal law "On joint stock companies";

17) adoption of resolution on approval of large transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of property the cost of which is over 50% of the Company's balance sheet assets defined by the data of its accounting statement as of the last report date, except for the transactions made in the course of routine economic activity of the Company, the transactions related to the placement of the Company's ordinary shares by subscription (realization), and also transactions related to the placement of issuing securities converted into the Company's ordinary shares, the resolution on which is adopted by the majority of three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

18) passing resolution on participating in holding companies, financial-industrial groups, associations and other unions of commercial organizations, the resolution is approved by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

19) approval of internal documents regulating the Company's bodies activity, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

20) the Company's placement of bonds converted into shares and of other issuing securities converted into shares, if the specified bonds (other issuing securities) are placed by private offering or by public subscription, when with public subscription converted bonds (other issuing securities) may be converted into the Company's ordinary shares making up over 25% of earlier placed shares, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

21) passing resolution on reimbursement for the Company's account of the expenses for preparation and conducting of extraordinary general meeting of the Company's shareholders in case, when contrary to the requirements of current legislation of Russian Federation the Board of directors has not passed the resolution on convocation of an extraordinary meeting and this meeting has been convened by other persons. The resolution is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

22) release of a person, who independently or jointly with his affiliated persons acquired 30 and more percent of placed ordinary shares of the Company, from responsibility to acquire shares from other shareholders of the Company, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting, excluding the votes by shares belonging to the specified person and his affiliated persons;

23) passing resolution on transfer of authorities of single executive body of the Company to managing organization or to a manager, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

24) the solution of other issues stipulated by Federal law "On joint stock companies" and by the Charter.

Competence of the Board of directors of the issuer in accordance with its Charter:

The Board of directors is the Company's collegial management body, carrying out general management of the Company's activity.

The Company's Board of directors, consisting of 11 persons, is annually elected by annual general meeting of shareholders by cumulative voting.

The following issues (item 13.4 of the Charter) are related to the competence of the Company's Board of directors:

1) definition of priority trends of the Company's activity, including the approval of annual budget, the budgets for medium-term and long-term perspective, strategies and programs of the Company's development, introduction of modifications into the specified documents, consideration of the results of their fulfillment;

2) preliminary approval of operations passing the limits established by the Company's annual budget;

3) convocation of annual and extraordinary general meetings of shareholders, excluding the cases stipulated by item 8 of clause 55 of Federal law "On joint stock companies";

4) approval of the agenda of the general meeting of shareholders;

5) determination of the date of making up the list of persons having the right to participate in general meeting of shareholders, and other issues within the competence of the Company's Board of directors in accordance with the provisions of chapter VII of Federal law "On joint stock companies" and related to the preparation and holding of general meeting of shareholders;

6) preliminary approval of the Company's annual report;

7) increase of the Company's charter capital by the Company's placement of additional shares within the limits of declared shares amount, defined by the Charter, excluding the cases stipulated by sub-items 8,9 of item 12.2 of the Charter;

8) the Company's placement of bonds and other issuing securities in case, when under the conditions of placement of the specified bonds and other issuing securities they are not convertible into the Company's shares;

9) the Company's placement of bonds, convertible into shares, and of other issuing securities, convertible into shares, if the specified bonds (other issuing securities) are placed by public subscription and the convertible bonds (other issuing securities) may be converted into the Company's ordinary shares, making up 25 and less percent of earlier placed ordinary shares;

10) determination of price (pecuniary valuation) of property, the price of placement and redemption of issuing securities in cases stipulated by Federal law "On joint stock companies";

11) approval of resolutions on issue of securities, prospects of securities issuing, reports on the results of the Company's securities issuing, reports on the results of the Company's shares acquisition in order to cancel them;

12) the acquisition of shares, bonds and other securities placed by the Company;

13) approval of the Company's registrar and the terms and conditions of the contract with it, and also taking the decision on cancellation of the contract with it;

14) recommendations on the size of dividend on shares, on the form and the date of its payment, approval of internal document on dividends on the Company's shares;

15) the use of reserve fund and other funds of the Company;

16) approval of an internal document defining the procedures of internal control over financial and economic activity of the Company;

17) recommendations on the size of remunerations and compensations paid to the members of the Company's Auditing committee, approval of terms and conditions of contract concluded with the auditor, including definition of the amount of payment for its services;

18) approval of Provision on the Company's structural subdivision, carrying out the functions of internal control, coordination of candidates for the position of its head, and also consideration of other issues the resolutions on which should be adopted by the Board of directors in accordance with the Provision on the specified subdivision;

19) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of the property the cost of which is from 0, 5 to 25% of the Company's assets book cost defined by the data of its accounting statement as of the last report date;

20) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of the property the cost of which is from 25 to 50% of the Company's balance-sheet assets cost defined by the data of its accounting statement as of the last report date, excluding the transactions made in the course of routine economic activity of the Company, the transactions related to the placement by subscription (realization) of the Company's ordinary shares and transactions related to the placement of issuing securities convertible into the Company's ordinary shares;

21) approval of related party transactions in cases stipulated by chapter XI of Federal law "On joint stock companies";

22) defining basic principles of construction of the Company's organizational structure;

23) establishment of branches, opening of representation offices, their liquidation, approval of Provisions on them;

24) preliminary coordination of candidates for the position of heads of branches and representation offices, and dismissal of the heads of the specified structural subdivisions from their posts;

25) approval of annual budgets, strategies and programs of branches development, introduction of modifications into the specified documents, consideration of the results of their fulfillment;

26) appointment of single executive body (General Director), defining the term of his/her authority, and also early termination of his/her office;

27) election (re-election) of the Chairman of the Board of directors of the Company, his/her deputy;

28) formation of collegial executive body (Management board), defining the term of its authority, and also early termination of the authority of the Management board members;

29) coordination of occupation by the person, carrying out the functions of singe executive body of the Company, by members of the Company's Management board, of the posts in management bodies of other organizations;

30) permission to the person, carrying out the functions of single executive body, to combine these functions with work in paid jobs in other organizations;

31) establishment of permanent or provisional (for the solution of particular issues) committees of the Board of directors, approval the Provisions on them;

32) appointment and dismissal of Corporate secretary of the Company, approval of the Provision on the Corporate secretary and on the back office of the Company's Corporate secretary;

33) approval of terms and conditions of contracts (additional agreements), concluded with the General Director, members of the Management board, the heads of branches and representation offices, the head of the Company's structural subdivision carrying out the

functions of internal control, with the Company's Corporate secretary, and also consideration of issues the decisions on which should be adopted by the Board of directors in accordance with the specified contracts;
34) taking the decisions on participation (joining as a participant, termination of participation, change of participation share) of the Company in other organizations by way of purchase, sales of shares, equity stake of other organizations, and also by way of making additional contributions into charter capitals of these organizations;
35) taking the decisions on the Company's participation in non-commercial organizations, excluding the cases stipulated by sub-item 18 of item 12.2 of the Charter, by way of joining as a participant, termination of participation, making additional contributions related to the Company's participation in non-commercial organizations;
36) taking the decisions on the issues of the agenda of general meetings of affiliated companies (supreme management bodies of other organizations), in which the Company is a sole participant;
37) defining the procedure of interaction of the Company with organizations in which the Company participates;
38) approval of the Company's Corporate governance code, introduction of modifications and amendments into it;
39) approval of internal documents (document) defining the rules and approaches to disclosing the information about the Company, the procedure of using the information about the Company's activity, about the Company's securities and transactions with them, the information not being publicly accessible;
40) approval of the procedure of risks management in the Company;
41) approval of other, in addition to those stipulated by item 13.4 of the Charter, internal documents of the Company, regulating the issues within the competence of the Company's Board of directors, excluding internal documents the approval of which as per the Company's Charter is within the competence of the shareholders general meeting and the Company's executive bodies;
42) other issues stipulated by Federal law "On joint stock companies" and the Charter.

The issues referred to the competence of the Company's Board of directors may not be transferred for the solution to collegial or single executive body of the Company.

The competence of single and collegial executive bodies of the issuer in accordance with its Charter:

General Director – single executive body carrying out the management of the Company's current activity. General Director is appointed by the Company's Board of directors.

General Director takes decisions on the issues not referred by the Charter to the competence of the shareholders general meeting, of the Board of directors and the Company's Management board.

General Director carries out the functions of the Chairman of the Company's Management board.

General Director acts on behalf of the Company without the power of attorney, he/she represents the Company's interests, makes transactions on behalf of the Company, approves the staff, issues orders, directions and gives instructions obligatory for execution by all employees of the Company.

The rights, duties, the size of labor remuneration and the responsibility of General Director are defined by the contract concluded by him/her with the Company. The contract on

behalf of the Company is signed by the Chairman of the Company's Board of directors.

The Company's Board of directors has the right at any time to take the decision on early termination of authority of the Company's General Director and cancellation of the contract with him/her.

Management board is a collegial executive body, organizing the execution of resolutions of shareholders general meeting and the decisions of the Company's Board of directors.

Quantitative and personal structure of the Management board is defined by the decision of the Company's Board of directors at the motion of the General Director, members of the Company's Board of directors.

The following issues of the management of the Company's current activity are referred to the competence of the Management board (item 14.4):

1) elaboration of motions on basic trends of the Company's activity, including the drafts of annual budget, budgets for medium-term and long-term perspective, strategies and programs of the Company's development, motions on introducing modifications to the specified documents;
2) approval of internal control procedures;
3) defining staff and social policy of the Company;
4) approval of the internal document regulating general provisions of labor motivation, and also consideration and taking the decisions on concluding collective contracts and agreements;
5) preparation of materials and drafts of resolutions on the issues subject to consideration at the shareholders general meeting, Board of directors and presentation of the materials to the committees of the Board of directors;
6) organizational-technical provision of the Company's bodies activity;
7) defining technical, finance-economic and tariff policy of the Company and the branches;
8) defining accounting policy, control over perfection of the methods of book keeping and management accounting, and also over the introduction of accounting as per international accounting standards of the Company and the branches;
9) defining the methods of planning, budgeting and controlling of the Company and the branches;
10) defining the policy of ensuring the security of the Company and the branches;
11) defining the procedure of vesting the property to the branches and taking of property settled on the branches;
12) defining quantitative structure and appointment of members of collegial executive bodies of the branches, and also early termination of their authority, approval of Provision on a collegial executive body of a branch;
13) preliminary coordination of candidates for the posts of deputy heads, chief accountants of the branches and representation offices and dismissal of the specified persons from their posts;
14) approval of terms and conditions of contracts (additional agreements) concluded with the members of collegial executive bodies of the branches, with the deputy heads, chief accountants of the branches and representation offices, and also consideration of issues the decisions on which should be adopted by the Management board in accordance with the specified contracts;

15) approval of quarterly budgets of the branches, introduction of modifications into the specified documents;
16) analysis of the results of the work of the Company's structural subdivisions, including the separate ones, and the development of instructions, obligatory for execution, on their work perfection;
17) approval of internal documents regulating the issues within the competence of the Company's Management board, excluding the documents approved by shareholders general meeting and the Company's Board of directors;
18) approval of the Company's organizational structure, including basic functions.

On March 11, 2004 (minutes № 30) the issuer's Board of directors approved "The Code of corporate governance of OJSC "VolgaTelecom"- internal document establishing the rules of the issuer's corporate governance and regulating the Company's relations with shareholders and investors (see Supplement).

The text of the issuer's Code is available in the Internet at:

http://www.vt.ru/?id=308

"Changes and addenda to the Charter of OJSC "VolgaTelecom" are approved by the annual general meeting of shareholders on June 28, 2005, minutes N 5 of June 30, 2005.

The text of the valid wording of the Charter and of changes and addenda to the issuer's Charter are available in the Internet at:

http://www.vt.ru/?id=261

"Changes and addenda to the Provision on the Board of directors of OJSC "VolgaTelecom", "Changes to the Provision on the procedure of holding a general meeting of stockholders of OJSC "VolgaTelecom" approved by annual general shareholders meeting on June 28, 2005, minutes № 5 of 30.06.2005.

The text of internal documents regulating the activity of the issuer's bodies, changes and addenda to these documents are available in the Internet at:

http://www.volgatelecom.ru/?id=3547

5.2. Information about the persons making up the structure of the issuer's management bodies

Members of the Board of directors (collegial executive body) of the issuer.

Board of directors

Chairman: ***Belyaev Konstantin Vladimirovich***

Members of the Board of directors:

Andreev Vladimir Alexandrovich

Year of birth: ***1951***

Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - present time***
Organization: ***State educational institution of Higher Professional education - the Volga State Academy of Telecommunications and informatics***
Post: ***head of a chair***

Period: ***2000 –present time***
Organization: ***State educational institution of Higher Professional education - the Volga State Academy of Telecommunications and informatics***
Post: ***rector***

Period: ***2002 – present time***
Organization: ***Regional public association "Academy of telecommunications and informatics"***
Post: ***president (without pay)***

Period: ***2002 – present time***
Organization: ***the Volga association of engineers "TELEINFO"***
Post: ***Vice-president (without pay)***

Period: ***2004 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependant companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Belyaev Konstantin Vladimirovich
Year of birth: ***1968***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2001***
Organization: ***OJSC "Artelecom"***
Post: ***chief accountant***

Period: ***2001 – 2005***
Organization: ***OJSC "Svyazinvest"***

Post: *chief accountant*

Period: *2002 - 2002*
Organization: *OJSC "Yartelecom"*
Post: *member of the Board of directors*

Period: *2002 - 2002*
Organization: *OJSC "Artelecom"*
Post: *member of the Board of directors*

Period: *2003 – 2003*
Organization: *OJSC Joint Stock Commercial Bank "Svyaz-Bank"*
Post: *member of the Board of directors*

Period: *2002 - 2005*
Organization: *OJSC "CenterTelecom"*
Post: *member of the Auditing committee*

Period: *2005 – present time*
Organization: *OJSC "CenterTelecom"*
Post: *chairman of the Auditing committee*

Period: *2002 - 2005*
Organization: *OJSC "North West Telecom"*
Post: *the member of the Auditing committee*

Period: *2002 - 2005*
Organization: *OJSC "Rostelecom"*
Post: *member of the Auditing committee*

Period: *2005 – present time*
Organization: *OJSC "Rostelecom"*
Post: *member of the Management board*

Period: *2002 – present time*
Organization: *OJSC "MGTS"*
Post: *member of the Auditing committee*

Period: *2003 - 2005*
Organization: *OJSC "VolgaTelecom"*
Post: *chairman of the Auditing committee*

Period: *2003 - 2005*

Organization: ***OJSC "Dalsvyaz"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***deputy to the General Director***

Period: ***2005 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***member of the Management Board***

Period: ***2005 – present time***
Organization: ***OJSC "North West Telecom"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Southern Telecommunication Company"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC JSCB "Svyaz - Bank"***
Post: ***chairman of the Board of directors***

Period: ***2005 –present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Bobin Maxim Victorovich
Year of birth: ***1975***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2000***
Organization: ***Moscow representation office of "NCH Advisors Inc."***
Post: ***lawyer***

Period: ***2000 – present time***
Organization: ***Moscow representation office of "NCH Advisors Inc."***
Post: ***legal department head***

Period: ***2001 - 2002***
Organization: ***Moscow state institute of international relations (University) of the Ministry of Foreign Affairs of Russian Federation***
Post: ***teacher at the chair of international law***

Period: ***2001 - 2003***
Organization: ***OJSC "Science and Production Association "Plastik"***
Post: ***member of the Board of directors***

Period: ***2001 - 2004***
Organization: ***OJSC "Abrasive factory "Ilyich"***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Organization: ***Association for the investors rights protection***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***OJSC "Management company Kirovenergo"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***OJSC "Smolenskenergosbyt"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***

Organization: OJSC ***"Vladimirskaya electric power company"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***OJSC "Penza electric power management company"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC"TGK-6"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Bulancha Sergey Anatolievich
Year of birth: ***1959***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2004***
Organization: ***OJSC "Surguttel"***
Post: ***General Director***

Period: ***2004 – present time***
Organization: ***OJSC "Federal agency of telecommunication"***
Post: ***chief of communication department***

Period: ***2004 – present time***
Organization***: OJSC "Giprosvyaz"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***

Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Grigorieva Alla Borisovna
Year of birth: ***1967***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2000 - 2000***
Organization: ***OJSC "Ivtelecom"***
Post: ***member of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Sakhalinsvyaz"***
Post: ***member of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Elektrosvyaz" of Kaluga oblast***
Post: ***Chairman of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "UdmurtTelecom"***
Post: ***Chairman of the Board of directors***

Period: ***2000 - present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***deputy to the director – chief of the sector of representatives of Corporate Management Department***

Period: ***2000 - 2000***
Organization: ***OJSC "Karachayevo - Cherkesskelektrosvyaz"***
Post: ***member of the Board of directors***

Period: ***2000 - present time***
Organization: ***OJSC "Uralsvyazinform"***
Post: ***member of the Board of directors***

Period: ***2000 - 2000***
Organization: ***OJSC "Svyazinform" of Penza oblast***

Post: ***member of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Elektrosvyaz" of Rostov oblast***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of Penza oblast***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Elektrosvyaz" of the Republic of Adygei***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Elektrosvyaz" of Ulyanovsk oblast***
Post: ***member of the Board of directors***

Equity stake in charter capital of the issuer: ***0,00061%***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Degtyarev Valeryi Victorovich
Year of birth: ***1957***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2000***
Organization: ***CJSC "Metrocom"***
Post: ***director of marketing and development department***

Period: ***2000 - 2000***
Organization: ***CJSC "Comcor -TV"***
Post: ***first deputy to the General Director***

Period: ***2000 - 2001***
Organization: ***LLC "DTS"***
Post: ***deputy to the General Director***

Period: ***2001 - 2001***
Organization: ***CJSC "Company TransTeleCom"***
Post: ***advisor to president***

Period: *2001 – present time*
Organization: *CJSC "Professional Telecommunications"*
Post: *General Director*

Period *2004 – present time*
Organization: *OJSC "Tetrasvyaz"*
Post: *General Director*

Period: *2001 – present time*
Organization: *CJSC "Professional Telecommunications"*
Post: *member of the Board of directors*

Period: *2004 – present time*
Organization: *CJSC "Radiotel"*
Post: *member of the Board of directors*

Period: *2004 – present time*
Organization: *OJSC "Rostelecom"*
Post: *member of the Board of directors*

Period: *2004 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Board of directors*

Period: *2004 – present time*
Organization: *OJSC "Dalsvyaz"*
Post: *member of the Board of directors*

Period: *2005 – present time*
Organization: *OJSC "CenterTelecom"*
Post: *member of the Board of directors*

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Kulikov Denis Victorovich
Year of birth: ***1975***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2000***
Organization: ***SRO "NAUFOR"***
Post: ***expert of department for investors' rights protection***

Period: ***2000 - 2002***
Organization: ***CJSC "NAUC «NAUFOR"***
Post: ***expert of consulting center***

Period: ***2002 - 2004***
Organization: ***OJSC "Bryanskenergo"***
Post: ***member of the Board of directors***

Period: ***2003 - 2003***
Organization: ***OJSC "Kalugaenergo"***
Post: ***member of the Board of directors***

Period: ***2001 –present time***
Organization: ***Association for investors' rights protection***
Post: ***expert***

Period: ***2002 – present time***
Organization: ***OJSC "Cherepetskaya state district power plant"***
Post: ***member of the Board of directors***

Period: ***2002 – present time***
Organization: ***OJSC "Ryazanenergo"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Pechorskaya state district power plant"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Kurskenergo"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Southern Telecommunication Company"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization***: OJSC "Vladimirskaya electric power company"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Penzenskaya electric power generating company"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Kuznetsov Sergey Ivanovich
Year of birth: ***1953***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2001***
Organization: ***CJSC "PeterStar"***
Post: ***General Director***

Period: ***2001 - 2003***
Organization: ***OJSC "Rostelecom"***
Post: ***General Director***

Period: ***2001 - 2003***
Organization: ***OJSC "Rostelecom"***
Post: ***chairman of the Management board***

Period***: 2001 - 2003***

Organization: ***non- government pension fund "Rostelecom- Garantiya"***
Post: ***member of the fund's council***

Period: ***2001 - 2003***
Organization: ***OJSC "Svyazinvest"***
Post: ***member of the Management board***

Period: ***2001 - 2004***
Organization: ***CJSC "Globaster – Space telecommunications"***
Post: ***member of the Board of directors***

Period: ***2001 - 2004***
Organization: ***OJSC "RTCom.RU"***
Post: ***member of the Board of directors***

Period: ***2001 - 2004***
Organization: ***OJSC "Telmos"***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Organization: ***CJSC "Interfax -Telecom"***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2003 - 2003***
Organization: ***OJSC "RTK-Leasing"***
Post: ***chairman of the Board of directors***

Period: ***2003 - 2004***
Organization: ***OJSC "North West Telecom"***
Post: ***General Director***

Period: ***2003 - 2004***
Organization: ***OJSC "North West Telecom"***
Post: ***chairman of the Management board***

Period: ***2004 - 2004***
Organization: ***OJSC "North West Telecom"***
Post: ***member of the Board of directors***

Period: *2004 - 2004*
Organization: *Non-commercial partnership "The center of investigation of telecommunication problems"*
Post: *member of the council of the partnership*

Period: *2004 – present time*
Organization: *OJSC "Svyazinvest"*
Post: *member of the Management board*

Period: *2004 – present time*
Organization: *OJSC "Svyazinvest"*
Post: *first deputy to the General Director*

Period: *2004 – present time*
Organization: *OJSC "Telecominvest"*
Post: *member of the Board of directors*

Period: *2003 – 2005*
Organization: *Interregional commercial bank of development of telecommunication and informatics (Open Joint Stock Company)*
Post: *member of the Board of directors*

Period: *2005 – present time*
Organization: *OJSC of domestic and international long-distance electric communication "Rostelecom"*
Post: *member of the Board of directors*

Period: *2005 – present time*
Organization: *OJSC "CenterTelecom"*
Post: *member of the Board of directors*

Period: *2005 – present time*
Organization: *OJSC "Southern Telecommunication Company"*
Post: *chairman of the Board of directors*

Period: *2005 – present time*
Organization: *OJSC "Uralsvyazinform"*
Post: *chairman of the Board of directors*

Period: *2005 – present time*
Organization: *OJSC "Sibirtelecom"*

Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Dalsvyaz"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Central telegraph"***
Post: ***chairman of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Slizen Vitalyi Alexandrovich
Year of birth: ***1970***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 – 2001***
Organization: ***OJSC "Telecominvest"***
Post: ***director of division of fixed-line communication, director of department for development of fixed-line communication projects***

Period: ***2001 – 2004***
Organization: ***OJSC "Interregional TransitTelecom"***
Post: ***first deputy to the General Director***

Period: ***2004 – present time***
Organization: ***Ministry of information technologies and telecommunication of Russian Federation***
Post: ***director of department for state policy in the sphere of information and communication technologies***

Period: ***2000 – 2001***
Organization: ***CJSC "Web Plus"***
Post: ***member of the Board of directors***

Period: *2000 – 2001*
Organization: *CJSC "Saint-Petersburg payphones"*
Post: *member of the Board of directors*

Period: *2000 – 2001*
Organization: *OJSC "National payphone network"*
Post: *member of the Board of directors*

Period: *2000 – 2001*
Organization: *OJSC "Telecominvest"*
Post: *member of the Management board*

Period: *2000 – 2001*
Organization: *CJSC "Petersburg TransitTelecom"*
Post: *member of the Board of directors*

Period: *2000 – 2002*
Organization: *CJSC "Saint-Petersburg informational company"*
Post: *member of the Board of directors*

Period: *2002 – 2004*
Organization: *OJSC "Interregional TransitTelecom"*
Post: *member of the Board of directors*

Period: *2001 – 2004*
Organization: *OJSC "Interregional TransitTelecom"*
Post: *member of the Management board*

Period: *2003 – 2004*
Organization: *CJSC "NevaLine"*
Post: *member of the Board of directors, chairman of the Board of directors*

Period: *2004 – 2005*
Organization: *OJSC "Moscow cellular communication"*
Post: *member of the Board of directors*

Period: ***2005 – present time***
Organization: ***OJSC "Giprosvyaz"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Dalsvyaz"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "Dagsvyazinform"***
Post: ***member of the Board of directors***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Fedorov Oleg Romanovich
Year of birth: ***1968***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2002***
Organization: ***SRO NAUFOR***
Post: ***member of the Management board***

Period: ***2000 – 2003***
Organization: ***Association for the investors' rights protection***
Post: ***head of the group of independent directors with the Association***

Period: ***2000 - 2000***
Organization: ***SRO NAUFOR***
Post: ***head of the Department of the investors' rights protection в***

Period: ***2000 - 2002***
Organization: ***SRO NAUFOR***
Post: ***director of NAUFOR consulting center***

Period: ***2000 - 2001***
Organization: ***SRO NAUFOR***
Post: ***head of the Department for infrastructure and competition at the securities market***

Period: ***2002 - 2003***
Organization: ***OJSC "Kalugaenergo"***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Organization: ***Association for the investors' rights protection***
Post: ***deputy to the executive director***

Period: ***2002 - 2003***
Organization: ***OJSC "Astrakhanenergo"***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Organization: ***OJSC "Kurskenergo"***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Organization: ***OJSC "Sverdlovenergo"***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Organization: ***OJSC "Omskenergo"***
Post: ***member of the Board of directors***

Period: ***2002 – 2004***
Organization: ***OJSC "Nizhnovenergo"***
Post: ***member of the Board of directors***

Period: ***2003 - 2004***

Organization: ***OJSC "Kubanenergo"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***CJSC "United Financial Group"***
Post: ***executive director of corporate finances department***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2004 - 2005***
Organization: ***OJSC "Novosibirskenergo"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***Association for investors' rights protection***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Chernogorodskyi Sergey Valerievich
Year of birth: ***1977***
Education: ***higher education***
Posts held during the last 5 years:

Period: ***2000 - 2000***
Organization: ***OJSC "Svyazinvest"***
Post: ***main specialist of the sector of liquidity increase program of the Department of securities***

Period: ***2000 - 2002***
Organization: ***OJSC "Svyazinvest"***
Post: ***head of the sector for investors' relations, development of shares secondary market of the securities Department***

Period: ***2000 - 2001***
Organization: ***OJSC "Elektrosvyaz" of Kaliningrad oblast***

Post: ***member of the Board of directors***

Period: ***2000 - 2001***
Organization: ***OJSC "Martelcom"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Martelcom"***
Post: ***chairman of the Board of directors***

Period: ***2001 – 2004***
Organization: ***OJSC "Svyaz" of Komi Republic***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Organization: ***OJSC "Svyazinvest"***
Post: ***deputy to the director of the Department of securities***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 - 2004***
Organization: ***OJSC "Lensviayz"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "Uralsvyazinform"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***director of the Department of stock capital***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Single and collegial bodies of the issuer's management.

Single executive body, and also members of collegial executive body of the issuer:
The issuer's single executive body: ***Omelchenko Sergey Valerievich***

Grigorieva Lyubov Ivanovna
Year of birth: ***1953***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2002***
Organization: ***LLC "First independent registrar"***
Post: ***Chairman of the board of directors***

Period: ***2000 - 2001***
Organization: ***OJSC "Nizhniy Novgorod regional center "Myza"***
Post: ***member of the Board of directors***

Period: ***2000 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2000 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2000 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Kirovelektrosvyaz"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "UdmurtTelecom"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***CJSC "RusLeasingSvyaz"***
Post: ***member of the Board of directors***

Period: *2001 - 2002*
Organization: *OJSC "Svyazinform" of Penza oblast*
Post: *member of the Board of directors*

Period: *2002 – 2003*
Organization: *LLC "The First independent registrar"*
Post: *member of the Board of directors*

Period: *2003 - 2005*
Organization: *CJSC "Nizhny Novgorod cellular communication"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *CJSC "Orenburg - GSM"*
Post: *Chairman of the Board of directors*

Period: *2003 - 2005*
Organization: *CJSC "Saratov Mobile"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *OJSC "Tatincom – T"*
Post: *member of the Board of directors*

Period: *2004 - 2005*
Organization: *CJSC "Public telephone Saratov"*
Post: *member of the Board of directors*

Period: *2004 - 2004*
Organization: *CJSC "Digital networks of Udmurtiya - 900"*
Post: *member of the Board of directors*

Period: *2004 - 2005*
Organization: *OJSC "ICN "Omrix"*
Post: *member of the Board of directors*

Period: ***2004 - 2005***
Organization: ***CJSC "Ulyanovsk GSM"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***0.00015%***
Stake of the issuer's ordinary shares: ***0,00021%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Dyakonov Mikhail Vasilievich
Year of birth: ***1954***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of the Republic of Mordoviya***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of the Chuvash Republic***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Evdokimov Oleg Lvovich
Year of birth: ***1963***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2000***
Organization: ***OJSC "VolgaTelecom"***
Post: ***leading engineer***

Period: ***2000 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director (new and information technologies)***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2003 – 2004***
Organization: ***CJSC "Nizhegorodteleservice"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***CJSC "Nizhegorodteleservice"***
Post: ***chairman of the Board of directors***

Period: ***2004 - present time***
Organization: ***CJSC "ICN "Omrix"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***0.00016%***
Stake of the issuer's ordinary shares: ***0,00009%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Elkin Sergey Leonidovich
Year of birth: ***1949***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2001***
Organization: ***OJSC "UdmurtTelecom"***
Post: ***member of the Management board***

Period: ***2000 - 2001***
Organization: ***OJSC "UdmurtTelecom"***
Post: ***first deputy to the General Director***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of Samara oblast***
Post: ***chairman of the Management board***

Period: ***2001 - 2002***
Organization: ***OJSC "Svyazinform" of Samara oblast***
Post: ***General Director***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director – director of "Samaraelektrosvyaz" branch***

Period: ***2002 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director – director of Samara branch***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***0,04756%***
Stake of the issuer's ordinary shares: ***0,05637%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Kirillov Alexander Ivanovich
Year of birth: ***1956***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 – 2005***
Organization: ***CJSC "Pulse - Radio – Yoshkar-Ola"***
Post: ***chairman of the Board of directors***

Period: ***2000 – 2005***
Organization: ***CJSC "Pulse - Radio"***
Post: ***chairman of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Martelcom" of Maryi El Republic***
Post: ***General Director***

Period: ***2002 – 2004***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director - director of the branch in Maryi El Republic***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director – director of "Martelcom" branch of Maryi El Republic***

Period: ***2004 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***first deputy to the General Director (technical director)***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2005 – present time***
Organization: ***OJSC "Tatincom –T"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***0.06681%***
Stake of the issuer's ordinary shares: ***0,08757%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Korolkov Oleg Animpadistovich
Year of birth: ***1941***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 – 2004***
Organization: ***CJSC "Saratov system of cellular communication"***
Post: ***member of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Saratovelektrosvyaz"***
Post: ***General Director***

Period: ***2000 - 2005***
Organization: ***CJSC "Public Telephone Saratov"***
Post: ***chairman of the Board of directors, member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director – director of "Saratovelektrosvyaz" branch***

Period: ***2002 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director – director of Saratov branch***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***0.10259%***
Stake of the issuer's ordinary shares: ***0,12359%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Kormilitsyna Lyudmila Alexeevna
Year of birth: ***1955***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2000***
Organization: ***OJSC "Rostovelektrosvyaz"***
Post: ***member of the Board of directors***

Period: ***2000 - 2000***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2000 - 2001***
Organization: ***OJSC "Svyazinvest»***
Post: ***head of sector of communication department***

Period: ***2000 - 2002***
Organization: ***OJSC "Yamalelektrosvyaz"***
Post: ***chairman of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Svyazinform" of Penza oblast***
Post: ***chairman of the Board of directors***

Period: ***2001 - 2005***
Organization: ***OJSC "Svyazinvest»***
Post: ***deputy to the director of communication department***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2003 - 2003***
Organization: ***OJSC "Southern Telecom Company"***
Post: ***member of the Management board***

Period: ***2005 – present time***
Organization: ***OJSC "Svyazinvest»***
Post: ***deputy to the chief of sector of representatives of corporate governance Department***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Omelchenko Sergey Valerievich
Year of birth: ***1963***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2002***
Organization: ***technical node of trunk communication and TV № 3 of branch of OJSC of DLD and ILD communication "Rostelecom"***
Post: ***director of technical node - 3***

Period: ***2002 - 2003***
Organization: ***branch of OJSC "Rostelecom" – territorial center of DLD communication and TV № 5 (TCDLDC – 5)***
Post: ***director of General directorate of TCDLDC – 5***

Period: ***2003 - 2005***
Organization: ***the Volga branch of OJSC "Rostelecom"***
Post: ***director***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***General Director***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Petrov Mikhail Victorovich
Year of birth: ***1973***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2001***
Organization: ***CJSC "Saratov-Mobile"***
Post: ***General Director***

Period: ***2001 – present time***
Organization: ***CJSC "Nizhny Novgorod Cellular Communication"***
Post: ***General Director***

Period: *2003 – 2005*
Organization: *CJSC “Nizhny Novgorod Cellular Communication”*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *CJSC “Nizhny Novgorod Cellular Communication”*
Post: *chairman of the Management board*

Period: *2003 – present time*
Organization: *CJSC “Orenburg GSM”*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *CJSC “Ulyanovsk GSM”*
Post: *chairman of the Board directors*

Period: *2003 – 2005*
Organization: *OJSC "Tatincom - T"*
Post: *member of the Board of directors*

Period: *2005 – present time*
Organization: *OJSC "Tatincom - T"*
Post: *chairman of the Board of directors*

Period: *2003 – present time*
Organization: *CJSC "Saratov Mobile"*
Post: *member of the Board of directors*

Period: *2004 – 2004*
Organization: *LLC «Udmurtskie Cellular Networks – 450"*
Post: *member of the Board of directors*

Period: *2004 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *deputy to the General Director for mobile communication*

Period: *2004 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Management board*

Period: ***2005 – present time***
Organization: ***CJSC "RTCOM"***
Post: ***chairman of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Popkov Nikolai Ivanovich
Year of birth: ***1973***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2000***
Organization: ***OJSC "Razvitie"***
Post: ***Chief accountant***

Period: ***2000 - 2001***
Organization: ***OJSC "VolgaTelecom"***
Post: ***lead accountant of general accounting department***

Period: ***2001 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the chief accountant of general accounting department***

Period ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***first deputy to the chief accountant***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***Chief accountant of General Directorate***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Shchukina Elvira Konstantinovna
Year of birth: ***1954***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2001***
Organization: ***State Unitary Enterprise of Nizhny Novgorod oblast «Nizhtekhinventarizatsiya"***
Post: ***head of legal department***

Period: ***2001 - 2002***
Organization: ***State Unitary Enterprise of Nizhny Novgorod oblast «Nizhtekhinventarizatsiya"***
Post: ***head of the sector of legal provision***

Period: ***2002 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***head of legal sector***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***director of legal department***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Sipatova Taisiya Mikhailovna
Year of birth: ***1954***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2001***
Organization: ***Department of finances of the Administration of Nizhny Novgorod oblast***

Post: ***first deputy to the Department director***
Period: ***2001 - 2002***
Organization: ***Department of finances of the Administration of Nizhny Novgorod oblast***
Post: ***acting director of the Department of finances***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***head of treasury***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***first deputy to the General Director (economics and finances)***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2003 – 2004***
Organization: ***CJSC Joint Stock Commercial Bank "C - Bank"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***CJSC Joint Stock Commercial Bank "C - Bank"***
Post: ***chairman of the Board of directors***

Period: ***2004 - 2005***
Organization: ***CJSC "Nizhny Novgorod Cellular Communication"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Sklyarov Ivan Petrovich
Year of birth: ***1948***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2001***
Organization: ***Administration of Nizhny Novgorod oblast***
Post: ***The Governor of Nizhny Novgorod oblast***

Period: ***2001 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2003 - 2005***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director for marketing (commercial director)***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the Company's General Director - administrative director***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2004 - present time***
Organization: ***OJSC "Zavod after G.I.Petrovskyi"***
Post: ***member of the Board of directors***

Equity stake in the issuer's charter capital: ***0.00103%***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

5.3. Data on the size of remuneration, benefits and/or compensation of expenses for each management body of the issuer

THE COMPANY'S GENERAL DIRECTOR

Criteria of determination and the size of remuneration of the Company's General Director are stipulated by the terms and conditions of the Labor contract approved by the Board of directors (Minutes № 29 of April 26, 2005).

THE COMPANY'S BOARD OF DIRECTORS

The amount of income of all members of the Board of directors for 2004: ***22 825 950 rubles.***

The remuneration of the members of the Board of directors for 2004 is defined in accordance with the Provision on the Board of directors and amounts to ***21 605 080*** rubles. Member of the Board of directors – Lyulin V.F. is a staff member of OJSC "VolgaTelecom" and is also a member of the issuer's Management board. His income as a staff member is reflected in the amount of income of the Management board members.

The Committee for corporate governance with the Board of directors.
Remuneration to the members of the Committee for corporate governance with the issuer's Board of directors in accordance with the Provisions on Committees for 2004 amounts to ***356 087*** rubles.

The Committee for strategic development with the Board of directors.
Remuneration to the members of the Committee for strategic development with the issuer's Board of directors in accordance with the Provisions on Committees for 2004 amounts to ***356 087*** rubles.

The Committee for staff and rewards with the Board of directors.
Remuneration to the members of the Committee for staff and rewards with the issuer's Board of directors in accordance with the Provisions on Committees for 2004 amounts to ***288 261*** ruble.

The Committee for audit with the Board of directors.
Remuneration to the members of the Committee for audit with the issuer's Board of directors in accordance with the Provisions on Committees for 2004 amounts to ***220 435*** rubles.

Members of the Company's Board of directors, during the period of their duties execution, are paid remuneration and compensations of expenses related to their execution of functions of the Board of directors members.

The remuneration to the members of the Board of directors consists of the quarterly and annual ones.

Quarterly remuneration to each member of the Board of directors is established in the amount of 200 000 rubles.

For the Chairman of the Board of directors the remuneration is fixed with coefficient of 1.5.

Quarterly remuneration of a member of the Board of directors is decreased by:

30% - in case of his (her) presence at less than half of sessions of the Board of directors held in the form of joint attendance;

100% - if he (she) participated in less than half of all held sessions of the Board of directors.

For the quarter, in which the re-election of the Board of directors occurred, the remuneration to a member of the Board of directors is paid proportionally to the time worked in this quarter.

Annual remuneration for the entire structure of the Company's Board of directors is established as the sum of deductions according to norms (percent):

- of EBITDA of the Company by IFRS accounting statement data for the report year;

- of the Company's net profit by the results of the report year, allocated to the payment of dividends.

Annual remuneration is distributed among all members of the Board of directors in equal shares.

Annual remuneration of a member of the Boar d of directors is decreased by 50% in case of his (her) participation in less than half of all Board of directors sessions held during the period of his/her term of office.

Norms (percent) of deductions for the calculation of annual remuneration are defined by the resolution of the shareholders general meeting electing the specified structure of the Board of directors.

Annual remuneration to a member of the Board of directors is paid not later than 3 months after the termination of the term of office of the specified Board of directors' structure.

The Board of directors members who are the members of the Company's Board of directors committee, are paid an increment to quarterly remuneration, connected with performance by them of their functions of the Board of directors committees members, in the amount of 40 000 rubles (for the participation in each Committee), and the Board of directors' member may not be in more than two Board of directors' committees simultaneously.

For the Chairman of a committee of the Board of directors the specified increment is established with coefficient of 1,25.

The Board of directors' members are entitled to participate in option programs carried out by the Company.

According to the resolution of the annual general meeting of shareholders of June 28, 2005, (minutes №5), the following norms (percent) of deductions are approved for calculating annual remuneration to the Board of directors' members elected at the specified annual general meeting of shareholders:

- in the amount of 0,115% (one hundred fifteen thousandth of percent) of the Company's EBITDA by IFRS accounting statement data for 2005;
- in the amount of 0,164% (one hundred sixty-four thousandth of percent) of the Company's net profit, allocated to the payment of dividends by the results of 2005.

THE COMPANY'S MANAGEMENT BOARD

The amount of income of all members of the Management board for 2004: ***40 663 384 rubles***

The income of Management board members in 2004 is formed by remuneration, defined in accordance with the Provision on the Management board, in the amount of 7 863 216 rubles, by their income as staff members of OJSC "VolgaTelecom", including the salary in the amount of 16 192 124 rubles according to the staff schedule, bonuses in the amount of 13 729 876 rubles, compensation of expenses in the amount of 113 351 rubles, dividends in the amount of 1 311 067 rubles and other property grantings in the amount of 1 453 780 rubles.

The members of the Company's Management board during the period of their duties execution are paid remuneration and compensations of expenses related to their execution of the functions of the members of the Management board.

The size and the procedure of payment of remuneration and also its distribution among the Management board members are defined by the resolution of the Company's Board of

directors in accordance with the Provision on remuneration of OJSC "VolgaTelecom" Management board members, the specified Provision being approved by the Board of directors on March 26, 2005 (Minutes №26).

The Management board members are entitled to participate in option programs carried out by the Company.

5.4. Data on the structure and scope of competence of the bodies controlling the issuer's financial-economic activity

For the purpose of control over OJSC "VolgaTelecom" financial and economic activity, the Auditing committee, structural subdivision - Department of internal audit, performing the functions of internal control are created and also the independent auditor is involved.

Auditing committee is the Company's independent body of control, elected at the annual shareholders' meeting for the period till the next annual general meeting of shareholders and consisting of 5 persons. *(Article 17 of the Charter).*

Powers of some members of the Auditing committee may be terminated early by a resolution of the general meeting of shareholders. In case of early termination of office of Auditing committee members, the authority of the new Auditing committee shall be effective till the next annual general meeting of shareholders.

In case when the quantity of members of the Auditing committee decreases to less than half of the elected members of the Auditing committee, the Board of directors is obliged to convoke an extraordinary general meeting of shareholders for the election of a new Auditing committee. The remaining members of the Auditing committee carry out the functions till the election of a new Auditing committee at the extraordinary general meeting of shareholders.

The competence of the Auditing committee comprises the following issues:

- Checking of reliability of the data contained in reports and other financial documents of the Company;
- Revealing the facts of infringement of procedures of book keeping and presenting the financial reporting established by legal acts of the Russian Federation;
- Checking of observance of legal norms during calculation and payment of taxes;
- Revealing the facts of infringement of legal acts of Russian Federation according to which the Company carries out its financial and economic activity;
- Evaluation of expediency of financial and economic operations of the Company.

Checking (audit) of financial and economic activity of the Company by the Auditing committee is carried out by the results of the Company's activity for a year.

Checking (audit) of financial and economic activity of the Company is carried out also at any time:

- On the initiative of the Auditing committee of the Company;
- By the resolution adopted by the general meeting of shareholders of the Company;
- By the decision of the Board of directors of the Company;

- At the request of a shareholder (shareholders) of the Company owning in aggregate at least 10 percent of the Company's voting shares on all issues of the competence of the general meeting of shareholders as of the date of placing the request.

At the request of the Auditing committee, the persons occupying posts in the Company's management bodies are obliged to present documents on financial and economic activity of the Company.

The procedure of activity of the Auditing committee, and also the size and the procedure of payment of remuneration to the Auditing committee members are defined by the Provision on the Auditing committee of the Company, approved by the general meeting of shareholders.

In order to ensure permanent control over the observance of established procedure of bookkeeping and over operational reliability of internal control system, special structural subdivision independent of the Company's executive bodies was established in the Company in December 2002 - Department of internal audit, the activity of which is directly controlled by the Board of directors of the Company. At present the functions of the specified structural subdivision, the procedure of its activity, appointment of its employees, requirements to them are defined by the internal document - Provision on the Department of internal audit, approved by the Company's Board of directors on April 6, 2005 (Minutes № 28 of 08.04.2005).

The activity of the Company's Department of internal audit is organized by the Director of the Department of internal audit.

Director of the Department of internal audit is appointed and dismissed from the post by the General Director as agreed upon with the Company's Board of directors.

Director of internal audit department is responsible to the Committee for audit and the Company's Board of directors for the organization of work of internal audit department and for fulfillment of the tasks set.

Department of internal audit carries out its activity on the basis of annual schedules. The annual schedule of checks is approved by the Board of directors and is submitted for notification to the Company's Auditing committee.

In their professional activity the employees of the department of internal audit are independent from the Company's executive bodies and the management of the branches and structural subdivisions which activity is subject to checking; they should be guided only by Russian Federation Constitution, provisions of federal laws and other legislative acts of Russian Federation, the Company's normative acts on appropriate trends of the Company's activity, and also by internal control procedures approved by the Company's Management board.

The functions of the department of internal audit:

- Informing the Committee for audit, the Board of directors, the Auditing committee and the Company's management on the results of audits and infringements revealed in the course of these checks;
- Periodical control over the compliance of financial and economic operations made in the Company, its branches and structural subdivisions with the Company's interests, protection of the Company's assets;
- Periodical control over the fulfillment by the Company, its branches and structural subdivisions of legislative and other normative acts (including internal provisions), regulating their activity, and also of the resolutions of the Company's shareholders general meetings, the Company's Board of directors, single and collegial executive bodies of the Company;
- Participation in the checks carried out by the Company's Auditing committee, as involved experts;

- Check of efficiency of internal control system, control over cash flow, over related-party transactions, confirmation of reliability of accounting statement and operative information of the Company, its branches and structural subdivisions;
- Independent evaluation and analysis of financial standing of the Company upon the whole, of its branches and structural subdivisions;
- Revealing, evaluation and minimization of risks in the Company that resulted from rendering of new services;
- Creation of control environment, preparation of recommendations on improvement of internal control procedures;
- Consulting the Company's employees on the issues of financial and tax legislation;
- Interaction with external auditors, representatives of tax and other controlling bodies;
- Control over the fulfillment of plans of arrangements on removing revealed infringements;
- Preparation of recommendations on improving control environment;
- Elaboration of methodical recommendations on how to carry out the audits;
- Revealing, evaluation and minimization of risks in financial and economic activity of the Company, its branches and structural subdivisions.

For checking and confirming the correctness of the annual financial reporting, OJSC "VolgaTelecom" annually employs a professional auditor. For 2005 the general meeting of shareholders approved Limited Liability Company "Ernst & Young" as the Company's auditor. The terms and conditions of the contract concluded with the auditor, including the size of payment for its services, are approved by the Board of directors of the Company.

The Company's activity is audited at any time upon the request of shareholders whose aggregate share in the charter capital is 10 or over percent. Shareholders - initiators of audit submit a written request to the Board of directors which should contain the cause of request, the name (names) of shareholders, quantity and category (type) of shares belonging to them, the signature of the shareholder or of his/her authorized representative. If the request is signed by the authorized representative, the power of attorney should be attached to it.

The Provision on the procedure of using information on OJSC "VolgaTelecom" activity, on its securities and transactions with them, the information not being publicly accessible and its misuse or disclosure is capable to affect materially the market value of OJSC "VolgaTelecom" securities is approved by the Company's Board of directors resolution (minutes № 35 of 27.06.2005) *(the copy is enclosed).*

5.5. Information about the persons making up the structure of bodies controlling the issuer's financial-economic activity

The Company's **Auditing committee** consists of 5 persons:

<u>Golubitskyi Bogdan Ivanovich</u>
Year of birth: ***1979***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2001***
Organization: ***OJSC "Svyazinvest"***
Post: ***specialist of 1-st category of the sector of analysis, forecasting and summary***

planning of business processes of the department of economic forecasting and summary planning

Period: ***2001 – 2002***
Organization: ***OJSC "Svyazinvest"***
Post: ***leading specialist of the sector of economic planning and budgeting of the department of economic and tariff policy***

Period: ***2002 – 2003***
Organization: ***OJSC "Svyazinvest"***
Post: ***main specialist of the sector of economic planning and budgeting of the department of economic and tariff policy***

Period: ***2003 – 2005***
Organization: ***OJSC "Svyazinvest"***
Post: ***main specialist of the sector of budgeting of the department of economic planning and budgeting***

Period: ***2005 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***chief of the sector of budgeting of the department of economic planning and budgeting***

Period: ***2005 – present time***
Organization: ***OJSC "Uralsvyazinform"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Auditing committee***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Zubova Tatiana Yurievna
Year of birth: ***1960***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2000***
Organization: ***RAO "Unified Energy System of Russia"***
Post: ***chief of the sector of reporting of the department of accounting and reporting***

Period: ***2003 – 2003***
Organization: ***OJSC "Svyazinvest"***
Post: ***contract labor in the sector of methodology of the department of accounting records***

Period: ***2003 – 2004***
Organization: ***OJSC "Svyazinvest"***
Post: ***main specialist of the sector of methodology of the department of accounting records***

Period: ***2004 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***deputy to the chief of the sector of methodology of the department of accounting records***

Period: ***2005 – present time***
Organization: ***CJSC "Startcom"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***CJSC "Yeniseitelecom"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Auditing committee***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

<u>Kachurin Alexander Vladimirovich</u>
Year of birth: ***1969***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***2000 - 2003***
Organization: ***branch of LL Bank "MENATEP St.P" in Voronezh city***
Post: ***specialist, senior specialist of the sector of crediting***

Period: ***2003 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***chief of the sector of treasury of the department of finances***

Period: ***2004 – 2005***
Organization: ***OJSC "CenterTelecom"***
Post: ***member of the Auditing committee***

Period: ***2004 – 2005***
Organization: ***CJSC JSCIB "Pochtobank"***
Post: ***member of the Auditing committee***

Period: ***2004 – 2005***
Organization: ***CJSC "Yeniseitelecom"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Auditing committee***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Koroleva Olga Grigorievna
Year of birth: ***1950***
Education: ***higher education***

Posts held during the last 5 years:

Period: ***1995 - 2001***
Organization: ***LLC "Audit-center"***

Post: ***director***

Period: ***2001 - 2003***
Organization: ***OJSC "Svyazinvest"***
Post: ***chief of the sector of methodology of the department of accounting records***

Period: ***2003 - 2005***
Organization: ***OJSC "Svyazinvest"***
Post: ***deputy to the chief accountant***

Period: ***2005 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***chief accountant***

Period: ***2003 - 2004***
Organization: ***CJSC "Vladimir-Teleservice"***
Post: ***member of the Auditing committee***

Period: ***2003 - 2004***
Organization: ***CJSC "Nizhegorodteleservice"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "Giprosvyaz"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "Uralsvyazinform"***
Post: ***chairman of the Auditing committee***
Period: ***2005 – present time***
Organization: ***OJSC "Central telegraph"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "Dalsvyaz"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Organization: ***CJSC "MTS NTT"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "AEROCOM"***
Post: ***chairman of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chairman of the Auditing committee***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Feoktistova Nataliya Vadimovna
Year of birth: ***1966***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2003***
Organization: ***OJSC "Svyazinvest"***
Post: ***main specialist of legal provision department***

Period: ***2003 – present time***
Organization: ***OJSC "Svyazinvest"***
Post: ***head of the group for operation with affiliated companies of legal provision department***

Period: ***2005 – present time***
Organization: ***OJSC "Uralsvyazinform"***
Post: ***member of the Auditing committee***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Auditing committee***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

As of **01.07.05** the **Department of internal audit** with the General Directorate of OJSC "VolgaTelecom" consists of 6 persons:

__Feklin Alexander Vasilievich__
Year of birth: ***1947***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chief of auditing section***

Period: ***2003 – 2005***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the director of the Department of internal audit***

Period: ***2005 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***main specialist of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***0,000009%***
Stake of the issuer's ordinary shares: ***0,000011%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

__Tsyrkov Vladimir Venedictovich__
Year of birth: ***1952***
Education: ***higher education***

Post held during the last 5 years:
Period: ***2000 - 2002***
Organization: ***solo trader***
Post:

Period: ***2002 – 2003***
Organization: ***LLC "F1-Group"***
Post: ***auditor***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***main specialist of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Ablyasov Vladimir Pavlovich
Year of birth: ***1967***
Education: ***higher education***

Post held during the last 5 years:
Period: ***2000 - 2002***
Organization: ***Inspection of Taxation Ministry for Avtozavodskyi district of Nizhny Novgorod city***
Post: ***tax inspector of 2-nd rank***

Period: ***03.2002 – 07.2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***inspector-auditor of auditing section***

Period: ***07.2002 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***main specialist of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Ivashova Lyudmila Alexandrovna
Year of birth: ***1959***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2000***
Organization: ***LLC "Inko-Lanns"***
Post: ***deputy to the director***

Period: ***2000 – 03.2004***
Organization: ***OJSC "Gorky Railroad"***
Post: ***chief accountant of general service department***

Period: ***03.2004 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***main specialist of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Ilyina Nataliya Vladimirovna
Year of birth: ***1969***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***top specialist in taxes***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***top specialist of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Bryskina Olga Vyacheslavovna
Year of birth: ***1969***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***2000 - 2000***
Organization: ***LLC "Tekhnos-M"***
Post: ***accountant***

Period: ***2000 – 2002***
Organization: ***LLC "Konfid-Audit"***
Post: ***guidance counselor***

Period: ***2002 – 2003***
Organization: ***LLC "Nizhegorodgazaudit"***
Post: ***assistant to an auditor***

Period: ***2003 – 2004***
Organization: ***LLC "Audit Company "Yumita"***
Post: ***chief accountant***

Period: ***2004 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***specialist of 1-st category of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

5.6. Data on the size of remuneration, benefits and/or compensation of expenses for the body controlling the issuer's financial-economic activity

The amount of income of all members of the Auditing committee for 2004 was ***5 998 327 rubles.***

The payments to the members of the Auditing committee in 2004 consist of remuneration, defined in accordance with the Provision on the Auditing committee in the amount of 5 285 842 rubles and of the income of issuer's staff member – Feklin A.V.

For the Auditing committee's work (including for holding sessions of the Auditing committee and for the time of carrying out audits) the Company provides premises equipped with office appliances (telephones, faxes, computers, printers and other office appliances at

the reasonable request of the Auditing committee's chairman). The premises provided should be located so that they made no hindrances in the Auditing committee's work.

The Auditing committee at the expense of the Company is provided with stationery and other expendable materials in the amount necessary for the Auditing committee's activity.

The members of the Auditing committee are compensated all confirmed expenses related to their execution of their duties of the members of the Auditing committee.

The members of the Auditing committee in the period of their execution of their duties are paid quarterly remuneration in the amount of 150 000 rubles to each of them.

The quarterly remuneration for the Auditing committee chairman is established with coefficient 1,3.

The remuneration of the Auditing committee member for the quarter, in which the re-election of the Auditing committee occurred, is paid proportionally to the time worked in the quarter.

The amount of income of the employees of the department of internal audit and control for 2004 was ***1 303 485 rubles.***

The income of the employees of the department of internal audit and control consists of their income as staff employees of OJSC "VolgaTelecom", including salary in the amount of 764 925 rubles in accordance with staffing table, bonuses in the amount of 496 858 rubles, compensation of expenses in the amount of 16 752 rubles and other income from the issuer in the amount of 24 950 rubles. Feklin A.V. - the employee of the department of internal audit and control is also a member of the issuer's Auditing committee and his income is reflected in the payments to the members of the Auditing committee.

5.7. Data on the numbers and generalized data on education and composition of the issuer's employees (workers), and also the data on the change of the numbers of the issuer's employees (workers)

The issuer's staff on the payroll, including the employees working in the branches, and also the amount of deductions for wage and social insurance:

Index description	Report period - quarter 2 of 2005
Staff on the payroll, persons	46541
The share of the issuer's employees, having higher professional education, %	24,3
The amount of monetary funds spent for labor remuneration, thousand rubles	1457751,6
The amount of monetary funds spent to social welfare, thousand rubles	30569,7
Total amount of spent monetary funds, thousand rubles	1488321,3

The change of the number of the issuer's employees (workers) for the report period is not significant for the issuer.

The issuer's employees (workers) established trade union body, which is functioning now.

5.8. Data on any liabilities of the issuer to the employees (workers) related to their opportunities to participate in the issuer's charter (reserve) capital (share fund)

The issuer has no liabilities to the employees (workers) related to their opportunity to participate in the issuer's charter capital.

The issuer did not float options.

VI. Data on the issuer's participants (stockholders) and on related party transactions made by the issuer

6.1. Data on the total number of the issuer's stockholders (participants)

Total number of the issuer's shareholders (participants) as of the date of the end of the report quarter: ***29 767.***

Out of them ***29*** are nominee shareholders.

6.2. Data on the issuer's participants (stockholders) possessing at least 5% of the issuer's charter (reserve) capital (share fund) or at least 5% of the issuer's common stock, and

also the data on participants (stockholders) of such entities, possessing at least 20% of the charter (reserve) capital (share fund) or at least 20% of their common stock

1. Full and abbreviated brand names:

Open Joint Stock Company "Investment company of communication"
OJSC "Svyazinvest"

Location: ***119121, Moscow, Pluyshchikha str., 55, bld. 2***
Taxpayer Identification Number: ***7710158355***
The size of the issuer's participant (shareholder) stake in the issuer's charter capital: ***38,0035%***
The size of the stake of the issuer's common stock: ***50,6704%***

Shareholders (participants) possessing at least 20% of the charter capital or at least 20% of ordinary shares of the issuer's shareholder (participant):

1.1. Full and abbreviated brand names:
Mustcom Limited
Location:
Julia House 3
Themistoklis Dervis Street CY – 1066
Nicosia, Cyprus
Size of share in the charter capital of the issuer's shareholder (participant): ***25%+1 share***
The size of the stake of ordinary shares with the shareholder (participant) of the issuer: ***25%+1 share***
The size of the stake in the issuer's charter capital: ***none***
The size of the stake of the issuer's ordinary shares: ***none***

1.2. Full and abbreviated brand names:
Russian Federation represented by Federal agency for federal property management
Ros.imushchestvo
Location: ***103865, Moscow, Nikolskyi pereulok, 9***
Taxpayer Identification Number: ***7710542402***
Size of share in the charter capital of the issuer's shareholder (participant): ***75% - 1 share***
The size of the stake of ordinary shares with the shareholder (participant) of the issuer: ***25% - 1 share***
The size of the stake in the issuer's charter capital: ***none***
The size of the stake of the issuer's ordinary shares: ***none***

2. Full and abbreviated brand names:

(Nominee shareholder)
"ING BANK (Eurasia) CJSC" (CLOSED JOINT STOCK COMPANY)
"ING BANK (Eurasia) CJSC"

Location:
127473, Moscow, Krasnoproletarskaya str., 36
Contact phone: ***(095) 755-54 00***
Fax: ***(095) 755-54 99***
E-mail address: mail@ibimos.ru
Number, issue date and validity term of the license of professional participant at the securities market: ***№ 077-07405-001000 of 23.01.2004 – securities management activity***
Till 23.01.2007.
Name of the body issued the license of professional participant at the securities market: ***RF FCSM***
Size of the nominee holder's share in the issuer's charter capital, the nominee holder being registered in the issuer's register of securities: ***19,5933%***
Size of the issuer's ordinary stock falling on the nominee holder registered in the issuer's register of securities: ***23,2358%***
Number of the issuer's ordinary shares registered in the register of the issuer's shareholders in the name of the nominee holder: ***57 153 005 pieces***

3. Full and abbreviated brand names:
(Nominee shareholder)
Closed Joint Stock Company "Depositary – Clearing Company"
CJSC "DCC"
Location:
115162, Moscow, Shabolovka str., 31, structure Б
Contact phone: ***(095) 956-09 99; 411-83 38***
Fax: ***(095) 232-68 04; 411-83 37***
E-mail address: dcc@dcc.ru
Number, issue date and validity term of the license of professional participant at the securities market:
№ 177-06236-000100 of 09.10.2002 – depositary activity
Without limitation of validity term

№ 177-06229-000010 of 07.10.2002 – clearing activity
Without limitation of validity term
Name of the body issued the license of professional participant at the securities market: ***FSFM of Russia***
Size of the nominee holder's share in the issuer's charter capital, the nominee holder being registered in the issuer's register of securities: ***8.6016%***
Size of the issuer's ordinary stock falling on the nominee holder registered in the issuer's register of securities: ***5,4839%***
Number of the issuer's ordinary shares registered in the register of the issuer's shareholders in the name of the nominee holder: ***13 488 757 pieces***

4. Full and abbreviated brand names:
Lindsell Enterprises Limited

Location:

Cyprus, 2-4 Archbishop Mackarios III
Avenue Capital Center, 9-th floor
Cyprus, Nicosia 1505

The size of the stake of the issuer's participant (shareholder) in the issuer's charter capital: ***6,1780%***

The size of the stake of the issuer's ordinary shares: ***1,2484%***

6.3. Data on participation share of the state or municipal organization in the issuer's charter (reserve) capital (share fund), availability of special right ("golden share")

The size of the stake of the issuer's charter capital being in state (**federal**) property:

0,6004232 %

Full brand name:

Specialized government agency with Russian Federation government "Russian Fund of Federal property"

Location:

119049, Moscow, Leninskyi avenue, 9

The size of the stake of the issuer's charter capital being in state ***(RF subjects)*** property:

0,0000015 %

Full brand name:

State unitary enterprise of Nizhny Novgorod oblast
Regional agency of investments promotion

Location:

603086, Nizhny Novgorod city, Sovnarkomovskaya str., 13

The availability of the special right for participation of Russian Federation, of Russian Federation subjects, of municipal organizations in managing the issuer – joint stock company (of "golden share"):

Is not stipulated.

6.4. Data on limitations for participation in the issuer's charter (reserve) capital (share fund)

In the issuer's Charter there are no limitations of the number of shares belonging to one shareholder and/or of their total face value, and/or of maximum number of votes granted to one shareholder.

There are no limitations of the stake of participation of foreign entities/persons in the issuer's charter capital.

6.5. Data on changes in the structure and scope of participation of the issuer's stockholders (participants) possessing at least 5% of the issuer's charter (reserve) capital (share fund) or at least 5% of the issuer's common stock

On June 28, 2000 annual general meeting of shareholders of OJSC "Svyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsvyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 1, 2000.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Svyazinvest"	38,0 %	50,6%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO" – nominee shareholder :	18,3%	20,9%
	RED HAND INVESTMENTS LIMITED	8,4%	11,2%
3.	Closed Joint Stock Company "Brunswick Warburg Nominees" - nominee shareholder:	5,5%	1,3%
	Fenway Services Limited	5,2%	0,9%
4.	ING BANK (EURASIA) CJSC – ING DEPOSITORY – nominee shareholder:	9,0%	12,0%
	The Bank of New York International Nominees	9,0%	12,0%

On June 25, 2001 annual general meeting of shareholders of OJSC "Svyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsvyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – April 28, 2001.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated brand name	Stake in the	Stake of the

		Company's charter capital, %	Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Svyazinvest"	38,0 %	50,6%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO" –	18,5%	21,2%
	nominee shareholder : RED HAND INVESTMENTS LIMITED	8,4%	11,2%
3.	Closed Joint Stock Company "Depositary-Clearing Company" CJSC "DCC" – nominee shareholder	5,0%	1,6%
4.	ING BANK (EURASIA) CJSC – ING DEPOSITORY –	9,0%	12,0%
	nominee shareholder: The Bank of New York International Nominees	9,0%	12,0%

On November 9, 2001 extraordinary general meeting of shareholders of OJSC "Svyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsvyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – September 10, 2001.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Svyazinvest"	38,0 %	50,6%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO" –	18,3%	21,0%
	nominee shareholder : RED HAND INVESTMENTS LIMITED	8,4%	11,2%
3.	ING BANK (EURASIA) CJSC – ING DEPOSITORY –	9,0%	12,0%
	nominee shareholder: The Bank of New York International Nominees	9,0%	12,0%

On June 28, 2002 annual general meeting of shareholders of OJSC "Svyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsvyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 9, 2002.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Svyazinvest"	38,0 %	50,6%
2.	"JP MORGAN CHASE BANK"	8,9%	11,1%
3.	RED HAND INVESTMENTS LIMITED	8,4%	11,2%

On February 12, 2003 extraordinary general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – December 26, 2003.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Svyazinvest"	38,0 %	50,6%
2.	Closed Joint Stock Company "Depositary-Clearing Company" CJSC "DCC"	5,2%	7,0%
3.	"ING BANK (EURASIA) CJSC" (Closed Joint Stock Company)	11,9%	15,9%

On March 26, 2003 joint (extraordinary) general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – January 24, 2003.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Svyazinvest"	38,0 %	50,6%
2.	Closed Joint Stock Company "Depositary-Clearing Company" CJSC "DCC"	9,9%	7,2%
3.	"ING BANK (EURASIA) CJSC"	14,7%	15,6%

	(Closed Joint Stock Company)		

__On June 27, 2003__ annual general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 8, 2003.

<u>The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.</u>

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Svyazinvest"	38,0 %	50,6%
2.	Closed Joint Stock Company "Depositary-Clearing Company" CJSC "DCC"	4,9%	6,6%
3.	"ING BANK (EURASIA) CJSC" (Closed Joint Stock Company)	14,0%	18,7%

__On June 22, 2004__ annual general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 3, 2004.

<u>The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.</u>

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")	38,0 %	50,6 %
2.	Closed Joint Stock Company "Depositary-Clearing Company"	8,9 %	5,4 %
3.	"ING BANK (EURASIA) CJSC" (Closed joint-stock company)	17,3 %	19,8 %

__On June 28, 2005__ annual general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 10, 2005.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" (OJSC "Svyazinvest")	38,0 %	50,67 %
2.	Closed Joint Stock Company "Depositary-Clearing Company"	8, 31 %	5, 12 %
3.	"ING BANK (EURASIA) CJSC" (Closed Joint Stock Company)	18,88 %	22,29 %

6.6. Data on related party transactions made by the issuer

In the report quarter the issuer made **2** (two) related party transactions approved by the Company's Board of directors to the total amount of **161 686 683, 00 rubles** (one hundred sixty one million six hundred eighty six thousand six hundred eighty three) rubles.

In the report quarter the issuer did not make related party transactions requiring the approval of general meeting of the Company's shareholders.

In the report quarter the issuer did nor make transactions the price of which is 5 and less percent of the Company's balance-sheet assets, defined by the data of accounting statement as of the last report date.

Thus, the total amount of related party transactions made by the issuer for the last report quarter is **161 686 683, 00 rubles** (one hundred sixty one million six hundred eighty six thousand six hundred eighty three) rubles.

In the report quarter the issue did not make related party transactions not approved by the Board of directors (supervisory council) or general meeting, in cases when such approval is mandatory in accordance with RF legislation.

6.7. Data on the size of the accounts receivable

The data on the total amount of accounts receivable of the issuer with separate indication of the total amount of overdue accounts receivable (over 90 days) as of 01.07.2005:

Index description	Quarter 2 of 2005
Accounts receivable, total, thousand rubles	1 842 107
Overdue accounts receivable (over 90 days), total, thousand rubles	1 279 699

As of 01.01.2005 the outstanding debts of social protection bodies, the Company estimated it as doubtful, was provided in the amount of 100%.

In quarter 2 of 2005 the provision was formed in the size of 100% of the debt amount for all outstanding debts for communication services, the payment of these debts was overdue by 90 and more days as of the date of the provision establishing.

As of 31.06.2005

Kind of accounts receivable	Payment occurrence date						
	As of 01.07.2005	Under 30 days	From 30 to 60 days	From 60 to 90 days	From 90 to 180 days	From 180 days to 1 year	Over 1 year
Accounts receivable, total, including:	2 110 407	1 432 966	99 189	63 312	158 281	73 864	282 795
Provision for doubtful debts	1 297 913	1 297 913					
Buyers and customers	1 409 145	920172	63 412	45 093	121 186	54 957	204 325
Bills receivable							
The debt of participants (founders) related to the contributions to the charter capital							
Advance payments made	207 543	188 449	11 622	3 113	1 453	415	2 491
Other debtors	493 719	360 415	36 041	4 937	10 368	14 318	67 640

For the last 5 accomplished fiscal years and as of 01.07.2005 there are no debtors the amount of debts of each of them is at least 10% of the total amount of accounts receivable.

VII. The issuer's accounting statement and other financial information

7.1. The issuer's annual accounting statement

In accordance with Russian Federation legislation requirements the issuer forms the annual accounting statement with the following documents:

- ***Accounting balance-sheet,***
- ***Profit and loss statement,***
- ***Statement of changes of capital,***
- ***Statement of cash flows,***
- ***Supplements to accounting balance-sheet,***
- ***Explanatory memo to accounting statement.***

The annual accounting statement is subject to obligatory ***audit and is released with auditor's report attached.***

The issuer forms the annual consolidated accounting statement in accordance with International Financial Reporting Standards requirements with the following documents:

- ***Balance-sheet;***
- ***Profit and loss statement,***
- ***Statement of cash flows,***
- ***Statement of flows of shareholders proprietary resources;***
- ***Notes.***

Consolidated financial reporting in accordance with International Financial Reporting Standards requirements is subject to obligatory audit and is released with auditor's report attached. The date of release – ***August 2005***, therefore consolidated financial reporting drawn up in accordance with IFRS will be included in the issuer's quarterly report ***for quarter 3 (after receiving the auditor's report).***

7.2. The issuer's quarterly accounting statement for the last accomplished report quarter

In accordance with Russian Federation legislation requirements the issuer forms quarterly accounting statement ***(see supplement)*** with the following documents:

- ***Accounting balance-sheet,***
- ***Profit and loss statement.***

Quarterly financial reporting in accordance with IFRS requirements:

The issuer does not form quarterly financial reporting in accordance with IFRS requirements.

7.3. The issuer's summary accounting statement for the last accomplished fiscal year

The issuer's summary (consolidated) accounting statement:

The issuer does not form summary (consolidated) accounting statement with other legal entities in accordance with Russian Federation legislation.

The issuer forms the annual consolidated accounting statement *in accordance with International Financial Reporting Standards requirements with the following documents:*

- ***Balance-sheet,***
- ***Profit and loss statement,***
- ***Statement of cash flows,***
- ***Statement of flows of shareholders proprietary resources;***
- ***Notes.***

Consolidated financial reporting in accordance with International Financial Reporting Standards requirements is subject to obligatory audit and is released with auditor's report attached. The date of release – August 2005, therefore consolidated financial reporting drawn up in accordance with IFRS will be included in the issuer's quarterly report for quarter 3 (after receiving the auditor's report).

7.4. Data on the issuer's accounting policy

The issuer's accounting policy defined in accordance with Russian Federation legislation on accounting records approved by CEO's order:

APPROVED by:
Order № 325 of
General Director of
OJSC "VolgaTelecom"
Of December 31, 2004

PROVISION ON
ACCOUNTING POLICY FOR THE PURPOSES OF BOOK RECORDS OF OJSC "VOLGATELECOM"
FOR YEAR 2005

Nizhny Novgorod
2005

TABLE OF CONTENTS

INTRODUCTION

This Provision on the Accounting policy for the purposes of book records (hereinafter the Provision on the Company's accounting policy) of OJSC "VolgaTelecom" (hereinafter the Company) is worked out in accordance with the requirements of Russian Federation legislation.

For the purposes of this Provision by the Accounting policy of the Company is meant substantiated and disclosed for various users the totality of methods of bookkeeping as selected by the Company - primary observation, value measure, current grouping and bottom-line generalization of economic operations facts – in order to generate maximum on-line, perfect, objective and true financial and management information.

In cases when the system of regulatory control of bookkeeping of Russian Federation does not establish the method of bookkeeping of a specific issue, then when working out the Accounting policy the Company developed the appropriate method of records on the basis of effective Provisions on bookkeeping.

The Company's Accounting policy being the basis of bookkeeping system is designed to ensure:

- Obedience of such underlying principles of accounting as perfection, just-in-time, judiciousness, priority of substance over form, consistency and rationality;
- Compliance with general requirements to accounting statement: perfection, materiality, neutrality, comparability and comparables;
- Credibility of reports prepared in the Company – of accounting statement, tax reporting, management reports and statistical reporting;
- Unity of methodology when organizing and maintaining bookkeeping in the entire Company and in its subdivisions[1];
- Operativeness and flexibility of reaction of bookkeeping system to the changes of conditions of carrying out economic operations, including the conditions caused by the changes of legislative and normative acts.

This Provision along with general obligatory requirements takes into account specific features of the Company of electric communication:

- Availability of internal documents regulating the accounting process from the point of view of specific character of the industry;
- Availability of considerable number of subdivisions and in a number of cases they are far away from the Company's Directorate location.

The Provision discloses step by step the bookkeeping methods approved while working out the accounting policy; these methods materially affect the evaluation and decision making by interested users of accounting statement; without knowing how to apply these methods it is not possible to evaluate reliably financial status, flow of funds or financial results of the Company's activity.

[1] For the purposes of this document by the Company's subdivisions, if otherwise is not stated, are meant regional branches and structural subdivisions.

The methods of bookkeeping selected by the Company when working out this Accounting policy are approved by the Order of the Company's General Director and are effective since January 1, 2005.

All the persons connected to the solution of issues regulated by the Accounting policy should be guided in their activity by this Provision:

- The Company's management;
- The heads of regional branches and structural subdivisions responsible for organization and status of accounting in their units;
- Employees of services and departments responsible for timely development, revision and notifying subdivisions-executives about reference data;
- Employees of all services and departments responsible for timely submission of basic documents to the accounting office;
- Employees of accounting office responsible for timely and qualitative execution of all types of accounting operations and for drawing up reliable reporting of all types;
- Other employees.

The Accounting policy is worked out for year 2005 and is not subject to changes, excluding the following cases:

- Change of Russian Federation legislation or normative acts for the bookkeeping;
- Development by the Company of new methods of bookkeeping;
- Essential change of the conditions of activity resulted from reorganization, change of ownership, change of activity kind, etc.

The changes introduced into the language of the Provision on the Company's Accounting policy are approved by the Company's General Director.

The responsibility for the compliance with the methodology is imposed on the Company's chief accountant.

In the course of bookkeeping the Company also applies methodical guidelines for accounting topics, their list is provided in Supplement №2.

1. ORGANIIZATIONAL ASPECTS OF ACCOUNTING POLICY

1.1. General information about OJSC "VolgaTelecom"

The Charter of the Company of electric communication defines the following kinds of activity:

- provision of local and intrazonal communication services;
- provision of local, DLD & ILD communication services by using payphones and public communication centers;
- provision of DLD & ILD communication services;
- provision of cellular mobile communication services (GSM-900, DCS-1800, CDMA-400, NMT-450, CDMA-800);
- provision of mobile wireless telephony services;
- provision of mobile radio communications services;
- provision of personal radio call services;
- provision of personal radio call services with VHF FM channeling;
- provision of services of communication channels lease;
- provision of telematic services (including e-mail services, access to informational resources, reference services, Telefax services, Comfax services, Bureaufax services, messages processing services, voice message services, voice information transmit services, audio conference services, videoconference services);
- provision of data transfer services;
- provision of telegraph communication services (including "telegram" and "AT/Telex" network services);
- provision of cable TV services;
- provision of wire broadcasting services;
- provision of TV broadcasting services by using transmission equipment;
- provision of radio broadcasting services by using transmission equipment;
- provision of local phone communication services by using radio access equipment;
- provision of TV broadcasting services by using transmission equipment (MMDS);
- carrying out works connected with using the data constituting state secret;
- carrying out activities and (or) provision of services in the area of state secret protection;
- carrying out activities and (or) provision of services in the area of state secret protection, connected with functioning of cryptographic authority;
- carrying out activities and (or) provision of services in the area of state secret protection as related to technical protection of information;
- organization and implementation of activities for insuring the protection of secrecy of communication and of other secret protected by law;
- examination of preliminary design and project documentation;
- construction, capital repairs, refurbishment, extension and technical reequipment of communication facilities buildings;
- construction, capital repairs, refurbishment and technical reequipment of civic buildings;
- geodesic and cartographic activity;

- training, improvement of qualification of white-collar workers, operational personnel and executive staff;

- engineering maintenance, repair and sale of cash registers;

- engineering maintenance, repair and sale of communications facilities;

- installation, repair and engineering maintenance of security alarm systems;

- organization of restoration of communication networks and facilities during failures and damages;

- priority provision of communication services and facilities in the interests of defense, state management, security, law and order;

- implementation of activities for provision of communication services in emergency situations;

- implementation as per the established procedure of plans of preparedness activity of communication network and arrangements in emergency situations;

- rendering of consulting services;

- rendering of medical services;

- trade and procurement activity;

- commercial fisheries;

- activities to prevent and fire extinguishing;

- carrying out the works of installation, repair and maintenance of fire safety appliances for buildings and structures;

- operation of electric, heating and gas systems;

- design and construction of buildings and structures of with I and II criticality ratings;

- engineering survey for construction of buildings and structures of with I and II criticality ratings;

- tunnel survey;

- the activity of issuing certificates of keys of electronic digital signatures, of registration of owners of electronic digital signatures, of rendering services related to the use of electronic digital signatures and confirmation of authenticity of electronic digital signatures;

- timber-harvesting activity;

- transportation of passengers by automobile transport equipped for transportation of more than 8 persons;

- transportation of cargoes by automobile transport with the capacity over 3,5 tons;

- loading and unloading activities at railroad transportation;

- repair of measuring equipment;

- storage and realization of oil, gas and their derivatives.

The Company has three levels of management:

- The Company's General Directorate;
- Regional branches;
- Structural subdivisions.

1.2. The principles of organization of accounting services

The concept **"accounting service"** defines the complex of structural units and office holders performing the operations for accumulation of source information, its processing and analysis, and also for drawing up the reports for various groups of users on the basis of this information.

By **specialized accounting service** is meant a structural unit of the Company performing the functions of accumulation, processing and grouping of information in the form of summary registers of analytical and synthetic accounting, of making entries into own-price account. Depending on the level of organizational structure specialized accounting service comprises: accounting office, tax department, consolidated statements group, etc.

Functional services (e.g., line-cable shop, transportation department, accounts department, etc.) perform the functions of accumulation and processing of source information for its further registration in the accounting system.

At each management level the accounting service ensures accumulation and processing of information for the purpose of providing data to the users to work out, to substantiate and to make decisions at their level of management and also to provide superior management bodies with information required work out, to substantiate and to make decisions at higher management level.

The principles of separation of power and responsibility of accounting services at each of the three levels of management (vertically) and inside each management level (horizontally) are regulated by "Regulations on principles of record keeping organization". The same Regulations define the structure, the functions and the tasks of specialized and functional accounting services. The distribution of duties and interrelations between specialized and functional accounting services are regulated by the Regulations on principles of record keeping organization and by the Regulations on the system of flow of documents.

Bookkeeping and control is imposed on the Company's accounts department as a constituent part of specialized accounting service headed by chief accountant. The Company's accounts department includes accounting offices of subdivisions directly headed by chief (senior) accountants of these subdivisions. The functions of central accounts department are performed by the accounting office of the Company's General Directorate.

1.3. The procedure of organization of the flow of documents and the technology of accounting documentation processing

In the Company the rules and the procedure of organization of the flow of documents, the schedule of the flow of documents, the technology of processing of source accounting documents, including:

- the procedure of creating source documents;
- the procedure of examination of source documents;
- the procedure and the time period of their transfer for the record in the book records;
- the procedure of transferring the documents to archival depository

are governed by Regulations on the system of flow of documents.

Unified forms of source accounting documentation approved by RF Goscomstat (State Committee on Statistics) are applied in the Company.

When drawing up financial-economic operations for which unified forms are not stipulated self-designed forms of source record documents (inclusive those included into Regulations on the system of flow of documents) containing obligatory requisites established by Federal Law №129-ФЗ "On bookkeeping" of 21.11.1996 are applied.

The authority to sign source record documents is established by internal organizational-order documents.

1.4. *The procedure of organization and making the inventory of property and liabilities*

All the property of the Company, irrespective of location, and all kinds of liabilities are subject to physical stocktaking.

Inventory in the Company is made with the following periods:

- Fixed assets – at least once in two years as of October 31 of the report year;
- Intangible assets – annually as of November 30 of the report year;
- Assets under construction and other capital investments – annually as of October 31 of the report year;
- Raw materials, materials, precious metals, equipment for installation, semi-finished products, goods, output finished goods at warehouses - annually as of October 31 of the report year;
- Work in progress – quarterly as of the end of the quarter;
- Deferred revenues and expenses – annually as of December 31 of the report year;
- Cash on bank accounts – annually as of December 31 of the report year;
- Cash in payment office – at least once in a quarter;
- Long-term financial investments - annually as of December 31 of the report year;
- Short-term financial investments, financial documents – quarterly as of the end of the quarter;
- Settlements with debtors and reserve for doubtful debts – quarterly as of the end of the quarter;
- Settlements with creditors – for settlements with communication operators - quarterly as of the end of the quarter, with other creditors – once in a year as of December 31 of the report year;
- Settlements for taxes and obligatory deductions to the budget and to extrabudgetary funds, for target financing – annually as of December 31 of the current year;
- Internal settlements – at least once in a quarter;
- Settlements with personnel, with advance holders – quarterly as of the end of the quarter;
- Reserves for contingent liabilities, reserves for depreciation of investments into securities, reserves for reduction in value of tangible assets – annually as of December 31 of the report year;

Permanent inventory commissions are established to make inventory at the level of the Company's Directorate and headquarters of regional branches; the structure of these commissions is approved by:

- For the Company's General Directorate – by the Company's General Director;
- For regional branches – by the director of the branch.

The procedure of organization and making the inventory of the Company's assets and liabilities are detailed in the Provision on the procedure of making inventory of assets and liabilities and the measures to ensure preservation of assets.

1.5. *The procedure of drawing up the Company's accounting statement*

The Company's accounting statement is drawn up as per the procedure and during the time stipulated by Federal Law №129-ФЗ "On bookkeeping" of 21.11.1996 and by other normative acts of Russian Federation governing the bookkeeping and reporting.

The Company's accounting statement is formed by the accounts department of the Company's General Directorate on the basis of generalized information about property, liabilities and results of the Company's activity taking into account the information provided by accounts departments of regional branches. Making of reporting by the accounts departments of regional branches is carried out on the basis of data provided by accounting offices of structural subdivisions.

The forms designed by the Company taking into account recommendations contained in relevant normative documents are applied when drawing up the accounting statement.

Internal forms of accounting statements and also specific dates of their submission are stated in the Provision on the procedure of forming the Company's accounting statement.

1.6. Working chart of accounts of the Company

During the bookkeeping all the Company's subdivisions apply Common chart of accounts (Supplement 1).

The procedure of using the Common chart of accounts, including distribution of competence for maintenance of own-price accounts and sub-accounts between the accounting services of various levels of the Company's management is regulated by the Instruction on Common chart of accounts application.

2. METHODOLOGICAL ASPECTS OF ACCOUNTING POLICY

2.1. The procedure of intangible assets recognition

The amount of depreciation of intangible assets is determined monthly as per the norms calculated on the basis of their initial cost and the period of useful service by line method.

The expected period of useful service of intangible assets is determined when they are registered by specially established commission and is approved by the Company's General Director.

Amortization of cost of intellectual property objects is made by accumulation at account 05 "Amortization of intangible assets" of depreciation amounts charged by line method.

2.2. The procedure of fixed assets management

In 2005 fixed assets are not revaluated.

Amortization for fixed assets objects is charged by line method on the basis of their initial cost or replacement cost value (in case of revaluation) of an object of fixed assets and the norm of amortization calculated on the basis of the period of useful service of this object.

The period of useful service for groups of homogeneous objects of fixed assets is determined by the commission when the fixed assets are accepted and is approved by the Company's General Director.

For acquired fixed assets that earlier were in operation the period of useful service is determined on the basis of time of actual operation and expected period of useful service of fixed assets in the Company.

The objects of fixed assets of the value not over 10000 rubles per a unit, and also books, brochures and similar publications acquired since 01.01.2002 are written off for production expenses (merchandising cost) as they are released to production or operation by using account 02 "Amortization of fixed assets". In order to ensure preservation of these objects in production or during operation the Company carries out due control of their movement at account 01 "Fixed assets".

Objects ready for operation that are planned for usage in the structure of fixed assets, prior to the start of operation, are itemized in the structure of investments into non-current assets.

Objects of property, for which capital investments are completed and relevant source record documents for acceptance are executed, are accepted for accounting records in the structure of fixed assets since the start of their actual operation with allocation on separate sub-account to the account of fixed assets management.

For fixed assets received under leasing contracts the period of useful service is set to be equal to the contract validity term.

The costs for all kinds of repairs are included into the prime cost of that report period when they were carried out. The reserve for deferred expenses for the repair of fixed assets is not set up.

2.3 The procedure of inventories accounting

Accumulation of information about actual prime cost of inventories in the Company's accounting records is carried out by using accounts 15 "Procurement and acquisition of tangible assets" and 16 "Tangible assets cost deviation".

The accounting records of inventories at accounts 10 "Materials" and 41 "Goods" are carried out by book prices.

Inventories (raw materials, materials and goods) are accepted for accounting records by the book price; the book price means:

- When inventories are acquired for a fee – the price of the supplier in accordance with supply contract (purchase-and-sale contract);
- When inventories are manufactured by the Company itself – the sum of actual expenses related with their production;
- When inventories are used in lieu of contribution to charter capital of an organization - money value agreed by the founders taking into consideration the requirements of Law "On joint stock companies";
- When inventories are received under gift contract (free of charge) and also inventories left after retirement of fixed assets and other property - current market value as of the date of acceptance for accounting records;
- When inventories are received under contracts stipulating performance of obligations (payment) by non-monetary assets – the cost of assets transferred or subject to the transfer by the Company[2].

[2] The cost of assets transferred or subject to transfer by the Company is established on the basis of price at which in comparable circumstances the Company usually establishes the cost of similar assets. When it is impossible to establish the cost of values transferred or subject to transfer by the Company, the cost of inventories received by the Company under contracts stipulating the performance of obligations (payment) by non-monetary assets is established on the basis of the cost at which in comparable circumstances similar inventories are acquired.

Ordering costs and the costs, to bring up the materials to the condition when they are suitable for usage for the purposes designed in the Company, are accounted in the accounting records in account 16 "Materials cost deviation" irrespective of the percentage of ordering costs or the deviation value to the book value of the material.

Goods at retail, which are accounted on account 41.02, are reflected in the accounting records at sales prices.

The costs for procurement and delivery of goods designed for realization via retail and wholesale trade networks to the Company's warehouses are accounted in the structure of circulation costs.

Output finished goods are accounted by actual factory costs of manufacture without using account 40 "Output of products 9works and services)".

The structure of inventories takes into account tangible assets which are inappropriate to account in the structure of fixed assets irrespective of lifetime due to nonrationality of objective statement. These are: stationary, housewares, small house implements and work tools.

Working clothes and special tools taken possession of the Company are accepted for accounting records in the amount of actual costs for acquisition on the debit of account 10 "Materials".

Working clothes and special tools of the cost of not over 10000 rubles per a unit, and also working clothes and special tools with the useful service not exceeding 12 months with any cost per a unit are written off to the accounts of cost keeper as they are transferred to operation.

Working clothes and special tools of the cost of over 10000 rubles per a unit and useful service exceeding 12 months after transfer to operation are recorded at accounts "Working clothes in operation" and "Special tools in operation" with amortization of cost by equal shares during the period of useful service.

The inventories being retired are evaluated by the following methods:

- By average prime cost:
  - raw materials;
  - materials;
  - output finished goods;
  - goods for resale.
- By prime cost of each unit:
  - precious metals.

2.4. The procedure of recalculation of assets and liabilities denominated in foreign currency

Recalculation of value of currency notes in the Company's cash office, of funds at accounts in credit organizations, of financial and payment documents, of short-term securities, of accounts receivable (including for borrowed liabilities) from legal and natural persons, fund balances of target financing received from budget or from foreign sources within the framework of technical or other aid to Russian Federation in accordance with concluded agreements (contracts) denominated in foreign currency is made as of the date of making the operation in foreign currency and also as of the report date of drawing up the accounting statement.

2.5. *The procedure of accumulating information about income*

For the accounting purposes ordinary types of the Company's activity are subdivided into core and non-core.

By core types of activity are meant those types of activity that are directly related to provision of communication services. All the remaining types of activity are non-core.

Ordinary types of activity:

- Core types of activity:
  - **Services of city's telephone communication**
    - Provision of access to city's telephone network;
    - Provision of local telephone connection (call) to the subscribers of fixed line communication in urban locations (provision of subscriber's line for usage in urban locations; transit of local traffic);
    - Provision of local telephone connection from city's payphone;
    - Provision of direct lines and trunk lines for usage;
    - Other services of city's telephone network (connection, re-registering, etc.)
  - **Services of rural telephone communication**
    - Provision of access to rural telephone network;
    - Provision of local telephone connection (call) to the subscribers of fixed line communication in rural locations (provision of subscriber's line for usage in rural locations; transit of local traffic);
    - Provision of local telephone connection from rural payphone;
    - Provision of direct lines and trunk lines for usage;
    - Other services of rural telephone network (connection, re-registering, etc.)
  - **Services of DLD & ILD telephone communication**
    - Provision of DLD telephone connection by using a payphone;
    - Provision of ILD & DLD telephone connection;
    - Provision of ILD telephone connection by using a payphone;
    - Provision of DLD & ILD channels for usage;
    - Other services of DLD & ILD communication (conferences, engineering maintenance, etc.)
  - **Services of recording communication**
    - Inland telegrams;
    - International telegrams;
    - Provision of telegraph channels for usage;
    - Telex;
    - Data transfer services;
    - Telematic services;
    - Transmission of newspaper's pages;
    - Other services of recording communication
  - **Internet services**
  - **Radio communication services**
  - **Radio broadcasting services**
  - **TV services**
  - **Wire broadcasting services**
    - Provision and maintenance of radio broadcasting public speakers;
    - Provision of access to wire broadcasting network;
    - Other income from radio broadcasting public speakers;
  - **Services of wireless radio communication**
    - Personal call (paging) services;

- Cellular communication services;
- Other services of wireless radio communication

➢ Non-core types of activity:
  - Services of granting the Company's assets for lease;
  - Transport services;
  - Manufacture of telecom facilities products;
  - Trade services;
  - Catering services;
  - Services of construction nature;
  - Services of information-computer support;
  - Publishing activities (publishing of reference books, newspapers)
  - Information service;
  - Rendering of intermediary (agency, commission) services;
  - Services of providing access to electric power;
  - Education services;
  - Security services;
  - Agency business;
  - Consumer services;
  - Services of recreation centers;
  - Advertising activity;
- Other types of activities meeting the criteria stated above.

Note: the list of non-core types of activity is drawn up by the Company itself.

Income differing from income from ordinary types of activity is considered to be other income.

2.6. The procedure of accumulating information about expenses

For the purposes of accounting the expenses ordinary types of the Company's activity are subdivided into core and non-core.

In the accounting records the calculation of expenditures for kinds of services, works and output products that are subjects of calculation is kept separately.

For the purposes of distributing the expenditures of core types of activity on the objects of calculation the Company applies the method of calculation of expenditures for operating processes.

Operating process is unambiguously defined activity (sequence of actions or the aggregate of functions and tasks) not limited in time and having identifiable result.

For the purposes of distributing the expenditures on the objects of calculation the processes are subdivided into basic operating processes, off-line operating processes and joint processes.

Basic operating processes are the processes carried out directly for the provision of communication services.

Off-line operating processes are the processes required for implementation of basic and joint operating processes and indirectly related to the provision of communication services.

Joint operating processes are the processes required for implementation of basic operating processes but not related to the provision of communication services.

Cost allocation bases are actual, physical indicators of the Company's operating activity, the structure of these indicators is defined in Instructional guidelines on expenditure records.

All the expenditures related to core types of activity are indirect, id est, they are not allocated directly and are distributed between the objects of calculation and are accounted for from the point of view of operating processes.

The expenditures of core types of activity are posted to account 30 "Basic operating processes" and account 31 "Off-line operating processes".

The expenditure related to non-core types of activity are accounted for on accounts 23 "Auxiliary productions", 29 "Service productions and facilities" and 44 "Expenditures for sale" from the point of view of types of activity.

Full prime cost of rendered services, executed works, output products without separation of administrative and commercial expenses is calculated.

The expenditures of joint operating processes are posted to account 32 "Joint operating processes".

The expenditures accumulated on account 31 "Off-line operating processes" are allocated between basic and joint operating processes on account 30 "Basic operating processes" and account 32 "Joint operating processes" on the basis of data on bases of allocation provided by production services at the end of the report period.

The expenditures accumulated on account 30 "basic operating processes' are allocated to account 20 "Primary production" by the objects of calculation (services) on the basis of data on bases of allocation provided by production services at the end of the report period, and also on account 33 "Expenditures on equipment operation" by the types of equipment of conditional digital network made up annually by engineering services. The expenditures by the type of equipment are allocated in accordance with calculated data of engineering services about the share of involvement of the equipment in basic operating processes.

The expenditures accumulated on account 33 "Expenditures on equipment operation" are allocated on account 20 "Primary production" by the objects of calculation (services) on the basis of data of engineering services about the intensity and duration of usage of each type of equipment by a specific service; these data are calculated at the beginning of each year or if major changes occur in topography of communication network.

For the purposes of calculation of prime cost of services, works and products of non-core types of activity the actual expenditures for rendered services, completed works and products transferred to warehouse, these expenditures being accumulated on accounts 23 "Auxiliary productions" and 29 "Service productions and facilities" are written off to account 43 "Output finished goods" (in case of finished-product output) to the appropriate accounts of operating processes (in case of rendering services or carrying out of works for core types of activity) or to account 90 "Sales" sub-account 90-04 "Prime cost of sales for non-core types of activity" (in case of rendering services, carrying out of works for outside parties). The balance of debit of accounts 23 "Auxiliary productions" and 29 "Service productions and facilities" reflects the value of balances of work in progress.

The expenditures allocated to the account of joint operating processes 32 "Joint operating processes" are written off at the end of the report period to account 20 "Primary production" proportionally to the sum of

expenditures allocated to the appropriate accounts.

Expenditures for rendering of communication services accumulated by types of services on account 20 “Primary production” are completely written off at the end of the report period to account 90 “Sales” sub-account 90-02 “Prime cost of sales (for core types of activity)” with analytics by the objects of calculation (services).

The procedure of record maintenance and calculation of prime cost of products (works and services) of non=core types of activity is established by the Company on its own in accordance with recommendations of industry’s instructions regulating the said procedure in those industries which the specified type of non-core activity is referred to.

The expenditures of service productions and facilities as per the trends of their activity (realization, compensation-free transfer, rendering of services to other subdivisions of the Company) are allocated proportionally to direct expenditures.

The cost of fixed assets up to 10000 rubles per a unit written off for production expenses (expenses for sale) are recognized as the expenditures of material nature as they are released to production.

2.7. The procedure of deferred expenses records

Deferred expenses are the expenses that were recognized in the report period, but they cannot be included into the prime cost of realized services, works and products of this report period, for example:

- Expenses related to reclamation of new productions or kinds of products prior to occurrence of facts of their realization;
- Expenses for payment of rest leaves of future periods;
- Expenses for acquisition of licenses;
- Expenses for insurance of property;
- Expenses related to acquisition of software products and data bases under purchase-and-sale contracts or swap contracts if these assets do not meet the requirements set up for intangible assets;
- Expenses related to advance redemption of leased property;
- Miscellaneous.

Deferred expenses are subject to amortization on a straight-line basis at the expense of relevant sources of covering during the period they are referred to. If it is not possible to establish the period during which the incurred expense should be amortized, then the specified period is established by a specially set up commission and is approved by an order of the General Director or of an authorized person.

For the purposes of drawing up the reporting the expenses related to the acquisition of software products and data bases, as well as the expenses related to advance redemption of leased property are classified as other non-current assets.

2.8. The procedure of settlements records

The settlements by non-monetary assets are posted in the records individually by using account 76.15.

The Company transfers long-term indebtedness (accounts receivable and accounts payable) to the structure of short-term indebtedness at the time when as per terms and conditions of the contract 365 days are left for the debt repayment.

For the purposes of drawing up the reporting the advances of capital nature are classified as other non-current assets.

2.9. The procedure of received credits and loans records

The Company transfers long-term indebtedness on received credits and loans into the structure of short-term indebtedness (to appropriate subaccount of account 66 "Settlements on short-term credits and loans") at the time when as per the terms and conditions of credit and (or) loan contract 365 days are left for the repayment of principal of loan.

If the Company raises a long-term loan under the contract the terms and conditions of which stipulate recurrent repayment of the loan amount, then as 365 days are left for the repayment of the next portion of the loan, it is transferred to the structure of short-term indebtedness to the appropriate subaccount of account 66 "Settlements on short-term credits and loans".

If an agreement is concluded to prolong the contract of short-term loan or to postpone the time of payment of short-term portion of indebtedness under long-term loan in such a way that the time of the loan repayment or of its specified portion will be over 365 days, then the amount of indebtedness under the loan or its partial repayment should be transferred from short-term indebtedness to the structure of long-term indebtedness (to appropriate subaccount of account 67 "Settlements on long-term credits and loans").

The income due to payment to debt holder in the form of interest is charged on straight-line basis (monthly) in accordance with the rate set up in the contract. If in accordance with terms and conditions of the contract the payment of interest falls on the last day of the month, then it is necessary to charge additionally the indebtedness to the creditor in the amount of interest falling on the end of the month.

On the loans received in monetary form and raised by issuing the Company's own bills of exchange, the amount of discount due to payment to a bill holder is classified as deferred expenses with further writing off to the structure of operating expenses on a monthly basis in equal shares during the period of bills of exchange circulation.

Herewith for the bills of exchange having the clause "on presentation, but not earlier" as the period of circulation, on the basis of which the discount as of the end of the report period is set up, is used the expected period of circulation of the bills of exchange established in accordance with Bills of Exchange Act (365 (366) days plus the period from the date of the bill's drawing till the lower date limit of the bill's presentation for payment).

For the loans received in monetary form and raised by issuing the Company's bonds, in case of sale of issued bonds at the price differing from their face value (with discount), then the amount of discount is classified as deferred expenses with further writing off into the structure of operating expenses on a monthly basis in equal shares during the period of the bonds circulation.

Additional expenses related to obtaining of loans and credits, to placement of borrowed obligations are included into the structure of operating expenses in that report period when the specified expenses incurred.

For received credits and loans denominated in conventional currency units or in foreign currency and due to repayment in rubles there is in accounting records re-count of obligations amount in the principal debt, and also of interest due to payment at the rate of Central bank of Russian Federation effective on the report date.

2.10. The procedure of organization of records of intra-company's settlements and the transfer of information by subdivisions

To keep records of intra-company's turnover the Company applies account 79 "Intra-company's settlements".

All financial-economic operations performed between the Company's subdivisions **are made on the basis of letters of advice (aviso) via superior level of management. The operations** between structural subdivisions are made via appropriate regional branches. The operations between regional branches are made via the Company's General Directorate.

2.11. The procedure of establishing and using special-purpose funds

The Company does not establish any funds at the expense of undistributed profit of the report year, excluding the funds the establishment of which is stipulated by the Company's constituent documents. The procedure of establishing and using the specified funds is defined on the basis of resolution of general meeting of stockholders of the Company, the requirements of Law "On joint stock companies" being taken into account.

2.12. The procedure of establishing and using the contingency reserve provision

The Company establishes the following types of contingency reserve provision:

- Reserve for depreciation of financial investments (as of the end of the report year);
- Reserves for doubtful debts (quarterly);
- Reserves of costs to be incurred (monthly);
- Reserves for contingent liabilities (as of the end of the report year).

The reserve for doubtful debts is established quarterly prior to drawing up accounting statement in regard to doubtful debts.

The reserve for doubtful debts is established based on the results of taking inventory of accounts receivable, herewith by a doubtful debt is recognized accounts receivable which is not repaid during the time set up by contract or not secured by pledge, guaranty, bank guarantee.

Taking into consideration that in telecom companies individual analysis of each doubtful debt for communication services is impossible due to a large number of subscribers, the reserve is established for all outstanding debts, the payment of which as of the date of the reserve establishment is 90 days and more overdue, in the amount of 100 per cent of the debt amount. The reserve is not established for debts the payment of which is delayed less than 90 days.

2.13. The procedure of government aid records

Budgetary means (subventions, subsidies) are recognized in accounting records as monetary funds and resources differing from other cash assets are actually received.

2.14. The procedure of financial investments records

For the purposes of accounting records financial investments are classified by the types of investments and their maturity.

At sale, other retirement, including repayment of securities the evaluation of retired issuing securities is carried out by FIFO method, the evaluation of retired non-monetary securities is carried out by actual cost of each security.

By maturity financial investments are divided into:

- ***Long-term*** – the investments made with the intent to receive income on them over 12 months after the report date, if the established time of their repayment exceeds 12 months after the report date;
- ***Short-term***:
    - Investments made without the intent to receive income on them over 12 months;
    - Investments for which the established time of repayment does not exceed 12 months after the report date;
    - Securities acquired for re-sale irrespective of the time of their repayment.

Long-term financial investments are subject to transfer to short-term ones:

- Due to the change of intentions to receive income on them over 12 months after the report date;
- If the time till the date of their repayment became not over 12 months after the report date.

Short-term financial investments for which the established time of repayment exceeds 12 months after the report date are subject to transfer to long-term investments (to appropriate subaccount) due to the change of initial intention to receive income on them during the period not over 12 months after the report date.

The maturity of investments is evaluated by subdivision (person) appointed by the Company's CEO order and is stated in the document executed as per the form established by Company, the document being transferred to the accounting office.

The information about initial cost of financial investments acquired for fee is accumulated in the amount of actual expenses related to their acquisition.

The information about initial cost of investments acquired under contracts stipulating payment in rubles in the amount equal to the amount in foreign currency (conventional currency units) is accumulated with taking into consideration foreign currency exchange differences occurring prior to accepting the assets as financial investments.

As regards debt securities the difference between the amount of actual expenses for acquisition of a security and its face value is not charged to financial results.

The cost of financial investments for which it is possible to determine current market value as per the established procedure is adjusted as of the end of the report year.

2.15 The procedure of records of expenses for research-and development and

technological activity

For the purposes of drawing up the reporting the following assets are recognized as other non-current assets – completed research-and development and technological activities for which the obtained results are unliable for legal protection as per current legislation, but they are not executed as per the procedure established by legislation.

The expenses for R&D are written off by straight-line method to the expenses of ordinary types of activity since the 1-st day of the month following the month when the actual application of obtained results was started in the output of products, provision of services or for management needs.

The time for paying off expenses for R&D is established when they are completed by a specially set up commission and is approved by an order within the period during which it is supposed to get economic benefits (income) but not more than 3 year.

SUPPLEMENT 2. THE LIST OF INSTRUCTIONAL GUIDELINES

1. Provision on the procedure of making inventory of assets and liabilities and the measures to ensure preservation of assets.
2. Regulations on principles of record keeping organization.
3. Regulations on the system of flow of documents.
4. Instructional guidelines for fixed assets recognition.
5. Instructional guidelines for intangible assets recognition.
6. Instructional guidelines for capital construction records.
7. Instructional guidelines for financial investments records.
8. Instructional guidelines for inventories records.
9. Instructional guidelines for expenses records.
10. Instructional guidelines for monetary means and financial documents records.
11. Instructional guidelines for income records.
12. Instructional guidelines for records of settlements with buyers and customers.
13. Instructional guidelines for records of settlements with suppliers and contractors.
14. Instructional guidelines for records of settlements with other debtors and creditors.
15. Instructional guidelines credits and loans records.
16. Instructional guidelines for records of settlements with personnel.
17. Instructional guidelines for owners' equity records.
18. Instructional guidelines for targeted financing records.
19. Instructional guidelines for establishing contingency reserve provision.
20. Instructional guidelines for records of intra-company's settlements.
21. Instructional guidelines for the procedure of accumulation of information about the Company's accounting statement.

7.5. Data on total amount of export, and also on the share of export in the total volume of sales

The issuer does not provide services outside Russian Federation boarders.

7.6. Data on the cost of the issuer's real property and on essential changes occurred in the structure of the issuer's property following the end date of the last accomplished fiscal year

As of 30.06.2005 the cost of real property is ***4 136 400 987 rubles.***
The amount of charged amortization - ***1 191 441 458 rubles.***

There were no material facts related to the issuer's financial and economic activity occurred for the period after the end date of the last accomplished fiscal year till the end date of the report quarter. ***And namely, there were no essential changes in the structure of the real estate, there were no purchases and the retirement on any grounds of other property the cost of which is over 5 % of the balance-sheet assets.***

7.7. Data on the issuer's participation in legal processes in case when such participation may materially affect the issuer's financial-economic activity

The issuer did not participate in legal processes which could materially affect its financial-economic activity.

VIII. Additional data on the issuer and issuing securities placed by the issuer

8.1. Additional data on the issuer

8.1.1. Data on the size, structure of the issuer's Charter (reserve) capital (share fund)

The size of the issuer's charter capital as of the end date the report quarter (rubles):
1 639 764 970
Breakdown of the charter capital by the shares category:
Ordinary shares (pieces): ***245 969 590***
Total face value (rubles): ***1 229 847 950***
The size of the stake in the charter capital: ***75.001477 %***
Preferred shares (pieces): ***81 983 404***
Total face value (rubles): ***409 917 020***
The size of the stake in the charter capital: ***24.998523 %***

A part of the issuer's shares is circulating outside Russian Federation by way of circulation in accordance with foreign law of securities of foreign issuers certifying the rights in relation to the issuer's shares.

Category (type) of shares circulating outside Russian Federation:

Registered paperless ordinary shares

The stake of shares circulating outside Russian Federation of the total number of shares of the appropriate category (type): ***16,45 %***

The name, location of foreign issuer the securities of which certify the rights in relation to the issuer's shares of the appropriate category (type):

"JPMorgan Chase Bank"
USA, NY, New York

Representation office of *"JPMorgan Chase Bank"* in England

ADR Group
JPMorgan
9 Thomas More
London E1W1YT

Brief description of the program (program type) of the issue of securities of the foreign issuer, certifying the rights in relation to the shares of the appropriate category (type):

In October 1997 the Program of American Depositary Receipts of Level I ***(Level I ADR Program)*** *for the issuer's ordinary shares was registered. One ADR corresponds to 2 shares. The ADRs are circulated at the USA OTC market, and also at Berlin and Frankfurt stock exchanges.*

The data on obtaining the permission of Federal commission to allow the issuer's shares of the appropriate category (type) for circulation outside Russian Federation:

In accordance with item 2 of Regulation of Russia's FCSM № 3 of March 13, 2001 the requirement of obtaining Russia's FCSM permission to allow the circulation of issuing securities of Russian issuers outside Russian Federation in the form of ADRs is not applicable for securities circulating outside RF in the specified form on the effective date of the Regulation, correspondingly the issuer did not apply earlier for the appropriate permission of Russia's FCSM.

Currently, in accordance with order № 04 – 1232 / пз – u of Russia's Federal Service for

Financial Markets of December 15, 2004 the permission is obtained for the admittance for circulation of the issuer's ordinary registered paperless shares outside Russian Federation boarders in the quantity of 65 673 880 pieces.

The name of a foreign trade organizer (trade organizers) via which the securities of the foreign issuer are circulating, which certify the rights in relation to the issuer's shares:

At this stage there is no foreign trade organizer.

Other data on the circulation of the issuer's shares outside Russian Federation are provided by the issuer's sole discretion:

Since April 2002 the Depository Bank is JPMorgan Chase Bank.

8.1.2. Data on the changes in the size of the issuer's Charter (reserve) capital (share fund).

The size and the structure of the issuer's charter capital as of **01.01.2000:**

The size of the issuer's charter capital (rubles): ***583 387 500***

Breakdown of the charter capital by the shares category:

Ordinary shares (pieces): **87 508 200**

Total face value (rubles): ***437 541 000***

The size of the stake in the charter capital: ***75.000064 %***

Preferred shares (pieces): **29 169 300**

Total face value (rubles): ***145 846 500***

The size of the stake in the charter capital: ***24.999936 %***

The name of the issuer's management body that passed the resolution on the change of the size of the issuer's charter capital:

General meeting of shareholders

The date of making up and the number of the minutes of the meeting (session) of the issuer's management body at which the resolution was passed on the change of the size of the issuer's charter capital:

March 27, 2003, minutes № 2

The size of the issuer's charter capital after the change:

1 639 764 970 rubles

8.1.3. Data on forming and usage of reserve fund and also of other funds of the issuer

The fund's name: ***reserve***

The size of the fund established by constituent documents:

In accordance with the Charter the deductions to reserve fund are 5% of the Charter capital.

The size of the fund in money terms:

As of 30.06.2005 the size of the reserve fund is 81 88 thousand rubles.

The amount of deductions to the fund during the relevant report period:

During the report period there were no deductions to the reserve fund.

The amount of the fund's resources used during the relevant report period:

During the report period the fund's resources were not used.

8.1.4. Data on the procedure of convening and holding a meeting (session) of the issuer's supreme management body

1. General meeting of shareholders is the supreme management body of the Company.

2. Notification on holding general meeting of shareholders should be made public at least 30 days prior to the date of its holding.

In case, if the proposed agenda for extraordinary general meeting of shareholders contains the issue of electing the Company's Board of directors, the notification on the extraordinary general meeting of shareholders holding should be made public at least 50 days prior to its holding.

In case, if the extraordinary General meeting of stockholders is called on demand of the Company's Auditing committee, the Company's auditor or shareholders (shareholder) who are the owners of at least 10 percent of the Company's voting shares, then the communication on holding the extraordinary General meeting of stockholders should be made public not later than 20 days prior to the date of its holding.

The notice on holding the General meeting of stockholders should be made in the form stipulated by the current legislation of Russian Federation and the Charter of the Company, in the procedure defined by the Board of directors of the Company.

3. Shareholders' general meetings, held in addition to the annual one, are extraordinary meetings.

Extraordinary general meeting of shareholders is held by the decision of the Board of directors basing on its own initiative; request of the Company's Auditing committee, the Company's auditor, and also the shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares as of the date of the request making. The convocation of extraordinary general meeting of shareholders at the request of the Company's Auditing committee, by the Company's auditor or by shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares is carried out by the Company's Board of directors.

Motions about including the issues into the agenda of the annual general meeting of shareholders and about nominations to the Company's bodies, elected by the shareholders general meeting may be introduced, and the requests about holding an extraordinary general meeting may be made by:

- mail to the address (location) of the Company's single executive body, contained in the single state register of legal entities;
- delivering with receipt acknowledgement to the person carrying out the functions of the Company's single executive body, to the Chairman of the Company's Board of directors, to the Company's Corporate secretary, or to other person authorized to receive written correspondence addressed to the Company;
- delivering via facsimile communication.

4. Annual general meeting of shareholders is held not earlier than in four months and not later than in six months after the fiscal year end.

Extraordinary general meeting of shareholders, convened at the request of the Company's Auditing committee, of the Company's auditor or of shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares should be held within 40 days since the date of making the request on holding extraordinary general meeting of shareholders.

Extraordinary general meeting of shareholders, convened at the request of the Company's Auditing committee, the Company's auditor or the shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares; the agenda of this meeting containing the issue of electing the Company's Board of directors, should be held within 70 days since the date of making the request about holding extraordinary general meeting of shareholders.

In case, when the number of the members of the Company's Board of directors becomes less than the quorum for holding the sessions of the Company's Board of directors, the extraordinary general meeting of shareholders convened by the decision of the Company's Board of directors basing on its own initiative for the solution of the issue on electing the Company's Board of directors, should be held within 70 days since the date of adopting the resolution on its holding by the Company's Board of directors.

5. Shareholders (shareholder), who are in aggregate the owners of at least 2 % of the Company's voting shares, have the right to introduce issues into the agenda of the annual general meeting of shareholders and nominate the candidates to the Company's Board of directors, the Company's Auditing committee, the number of which cannot exceed the quantitative structure of the appropriate body as established by the Charter. Such proposals should come to the Company not later than in 60 days after the fiscal year end.

Motions about introducing issues into the agenda of the annual general meeting of shareholders and about nominations to the Company's bodies elected by shareholders general meeting should contain the information stipulated by Article 53 of Federal law "On joint stock companies". The request of holding extraordinary general meeting of shareholders should contain the information stipulated by Article 55 of Federal law "On joint stock companies". The motion about nominations to the Company's bodies elected by shareholders general meeting, contained in the request of holding extraordinary general meeting of shareholders, is covered by the appropriate requirements of article 53 of Federal law "On joint stock companies".

6. The persons, having the right to participate in general meeting of shareholders, as per the procedure and to the address (addresses) indicated in the notification on holding of general meeting of shareholders, are provided with the following information (materials):

Annual accounting statement, including the auditor's report, the Company's Auditing committee report based on the results of the annual accounting statement check;

Data on the candidates to the Company's Board of directors, to the Company's Auditing committee;

The draft of modifications and amendments introduced to the Company's Charter, or the draft of the Company's Charter in a new wording;

The drafts of the Company's internal documents;

The drafts of other documents, the adoption of which is stipulated by the drafts of resolutions of shareholders general meeting;

The drafts of resolutions of shareholders' general meeting;

Other information (materials) required for provision in accordance with current legislation;

Other information (materials) for passing the resolutions on the issues of the agenda of shareholders' general meeting, included by the Board of directors into the list of information (materials) provided to the shareholders during the preparation for holding shareholders' general meeting.

8.1.5. Data on commercial organizations in which the issuer possesses at least 5% of the Charter (reserve) capital (share fund) or at least 5% of the common stock

1. Full (abbreviated) name, location: Closed Joint Stock Company "Nizhny Novgorod Cellular Communication" (CJSC "NCC") Nizhny Novgorod, Gorky sq., Post House
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 100 %
The stake of common stock of the commercial organization belonging to the issuer: 100 %
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none

The stake of the issuer's common stock belonging to the commercial organization: none

2. ***Full (abbreviated) name, location:*** Closed Joint Stock Company "RTCOM" (CJSC "RTCOM"), Saransk town, Kommunisticheskaya str., 54
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 100 %
The stake of common stock of the commercial organization belonging to the issuer: 100 %
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

3. ***Full (abbreviated) name, location:*** Closed Joint Stock Company "TeleSvyazInform" (CJSC "TSI"), Saransk, Bolshevistskaya str., 13
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 100 %
The stake of common stock of the commercial organization belonging to the issuer: 100 %
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

4. ***Full (abbreviated) name, location:*** Closed Joint Stock Company "Digital telecommunications" (CJSC "Digital telecommunications"), Cheboksary town, Shumilov str., 20
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 100 %
The stake of common stock of the commercial organization belonging to the issuer: 100 %
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: 0,0006%
The stake of the issuer's common stock belonging to the commercial organization: none

5. ***Full (abbreviated) name, location:*** Limited liability Company "Vyatka Page" (LLC "Vyatka Page"), Kirov city, Uralskaya str., 1
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 91 %
The stake of common stock of the commercial organization belonging to the issuer: 91 %
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

6. ***Full (abbreviated) name, location:*** Closed Joint Stock Company "Transsvyaz" (CJSC "Transsviyaz"), Nizhny Novgorod, Chaadaev str., 2
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 80 %
The stake of common stock of the commercial organization belonging to the issuer: 80 %
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

7. ***Full (abbreviated) name, location:*** Open Joint Stock Company "Informational commercial networks "Omrix" (OJSC ICN "Omrix"), RF, Orenburg city, Tereshkova str., 10
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 73,6 %
The stake of common stock of the commercial organization belonging to the issuer: 73,6 %
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

8. ***Full (abbreviated) name, location:*** Closed Joint Stock Company "Orenburg-GSM" (CJSC "Orenburg-GSM"), Orenburg, Volodarsky str., 11
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 51 %
The stake of common stock of the commercial organization belonging to the issuer: 51 %
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

9. ***Full (abbreviated) name, location:*** Closed Joint Stock Company "Ulyanovsk-GSM" (CJSC "Ulyanovsk-GSM"), Ulyanovsk, L.Tolstoy str., 60
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 60%

The stake of common stock of the commercial organization belonging to the issuer: 60 %
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

10. Full (abbreviated) name, location: Limited Liability Company "Izhcom" (LLC "Izhcom"), Izhevsk city, Pushkinskaya str., 278
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 100%
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

11. Full (abbreviated) name, location: Open Joint Stock Company "TATINCOM-T" (OJSC "TATINCOM-T"), RF, the Republic of Tatarstan, Kazan city, Lomzhinskaya str., 20A
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 50% + 1 share
The stake of common stock of the commercial organization belonging to the issuer: 50% + 1 share
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

12. Full (abbreviated) name, location: Closed Joint Stock Company "Public telephone Saratov" (CJSC "PTS"), Saratov city, Kiselev str., 40
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 50% + 1 share
The stake of common stock of the commercial organization belonging to the issuer: 50%
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

13. Full (abbreviated) name, location: Closed Joint Stock Company "Nizhny Novgorod radio telephone" (CJSC "Nizhny Novgorod radio telephone"), Nizhny Novgorod, Gorky sq., Post House
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 50%
The stake of common stock of the commercial organization belonging to the issuer: 50%
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

14. Full (abbreviated) name, location: Closed Joint Stock Company "Saratov Mobile" (CJSC "Saratov Mobile"), Saratov city, Kiselev str., 40
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 50%
The stake of common stock of the commercial organization belonging to the issuer: 50%
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

15. Full (abbreviated) name, location: Closed Joint Stock Company "Chery Page" (CJSC "Chery Page"), Cheboksary town, K.Ivanov str., 83
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 50%
The stake of common stock of the commercial organization belonging to the issuer: 50%
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

16. Full (abbreviated) name, location: Closed Joint Stock Company Commercial Bank "C-Bank" (JSCB "C-Bank"), Izhevsk city, Lenin str., 6
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 41,73%
The stake of common stock of the commercial organization belonging to the issuer: 41,73%
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: 0,0014 %
The stake of the issuer's common stock belonging to the commercial organization: 0,0019 %

17. Full (abbreviated) name, location: Closed joint Stock Company "Nizhegorodteleservice" (CJSC "Nizhegorodteleservice"), Nizhny Novgorod, Gorky sq., Post House
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 40 %
The stake of common stock of the commercial organization belonging to the issuer: 40 %
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

18. Full (abbreviated) name, location: Closed Joint Stock Company "Penza Mobile" (CJSC "Penza Mobile"), Penza city, Kuprin str., 1/3
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 40 %
The stake of common stock of the commercial organization belonging to the issuer: 40 %
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

19. Full (abbreviated) name, location: Closed Joint Stock Company "Chuvashiya Mobile" (CJSC "Chuvashiya Mobile"), Cheboksary town, K.Ivanov str., 83
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 30 %
The stake of common stock of the commercial organization belonging to the issuer: 30 %
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

20. Full (abbreviated) name, location: Closed Joint Stock Company "Samara-Telecom" (CJSC "Samara-Telecom"), Samara city, Polevaya str., 43
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 27,8 %
The stake of common stock of the commercial organization belonging to the issuer: 27,8 %
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

21. Full (abbreviated) name, location: Open Joint Stock Company "Information technologies of communication" (OJSC "Svyazintek") Moscow, Pluyshchikha str., 55, bld. 2
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 13 %
The stake of common stock of the commercial organization belonging to the issuer: 13 %
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

22. Full (abbreviated) name, location: Closed Joint Stock Company "Erickson svyaz" (CJSC "Erickson svyaz"), Nizhny Novgorod, Gagarin av., 37
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 24 %
The stake of common stock of the commercial organization belonging to the issuer: 24 %
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

23. Full (abbreviated) name, location: Limited Liability Company "Agrocompany "Reanta" (LLC "Agrocompany "Reanta"), Yoshkar-Ola town, Chavaina blvd., 11a
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 20,86 %
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

24. Full (abbreviated) name, location: Limited Liability Company Commercial-production company "NN-Rossvyazinform" (LLC CPC "Rossvyazinform"), Nizhny Novgorod, Gorky sq., Post House
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 20 %

The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

25. Full (abbreviated) name, location: Limited Liability Company "Raduga-Poisk" (LLC "Raduga-Poisk"), Nizhny Novgorod, Kovalikhinskaya str., 2a
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 18,2 %
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

26. Full (abbreviated) name, location: Closed Joint Stock Company "Reg-Time" (CJSC "Reg-Time"), Samara city, Krasnodonskaya str.,68
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 17 %
The stake of common stock of the commercial organization belonging to the issuer: 17 %
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

27. Full (abbreviated) name, location: Closed Joint Stock Company "Rostelegraph" (CJSC "Rostelegraph"), Moscow, Tverskaya str., 7
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 15,69 %
The stake of common stock of the commercial organization belonging to the issuer: 15,69 %
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

28. Full (abbreviated) name, location: Limited Liability Company "Processing center "Union Card" Nizhny Novgorod (LLC "Union Card" NN")
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 15 %
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

29. Full (abbreviated) name, location: Closed Joint Stock Company "Center of Authorial Medical Technologies and Innovations" (CJSC "CAMTI"), RF, the Republic of Mordoviya, Saransk town
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 14 %
The stake of common stock of the commercial organization belonging to the issuer: 14 %
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

30. Full (abbreviated) name, location: Closed Joint Stock Company Science-Engineering center "Comset" (CJSC SEC "Comset"), Moscow, Zelenyi pereulok., 7
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 11,09 %
The stake of common stock of the commercial organization belonging to the issuer: 11,09 %
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

31. Full (abbreviated) name, location: Closed Joint Stock Company "Agency for protection of competition and consumer rights" (CJSC "ECAD"), Pavlovo town of Nizhny Novgorod oblast, Suvorov str., 1
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 10,4 %
The stake of common stock of the commercial organization belonging to the issuer: 10,4 %
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

32. Full (abbreviated) name, location: Closed Joint Stock Company "TeleRoss-Samara" (CJSC "TeleRoss-Samara"), Samara, Polevaya str., 43
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 10 %
The stake of common stock of the commercial organization belonging to the issuer: 10 %
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

33. Full (abbreviated) name, location: Limited liability Company "Samara payphone" (LLC "Samara payphone"), Samara, Penzenskaya str., 68
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 10 %
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

34. Full (abbreviated) name, location: Closed Joint Stock Company "STARTCOM" (CJSC "STARTCOM"), Moscow-49, GSP-1, 2-nd Spasonalivkovskyi pereulok., 1
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 7,4 %
The stake of common stock of the commercial organization belonging to the issuer: 7,4 %
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

35. Full (abbreviated) name, location: Closed Joint Stock Company "RusLeasingSvyaz" (CJSC "RusLeasingSvyaz"), Moscow, B-49, 2-nd Spasonalivkovskyi pereulok., 6
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 7,35 %
The stake of common stock of the commercial organization belonging to the issuer: 7,35 %
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

36. Full (abbreviated) name, location: Limited Liability Company "PAKT" (LLC "PAKT"), Penza city, Stroiteley avenue, 130-248
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 6,25%
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

37. Full (abbreviated) name, location: Closed Joint Stock Company "Orenburg Card-Center" (CJSC "Orencard"), Orenburg city, Chkalov str., 32a
The issuer's stake in charter (reserve) capital (share fund) of commercial organization: 5 %
The stake of common stock of the commercial organization belonging to the issuer: 5 %
The stake of the commercial organization in the Charter (reserve) capital (share fund) of the issuer: none
The stake of the issuer's common stock belonging to the commercial organization: none

8.1.6. Data on material transactions made by the issuer

The Company did not make material transactions (groups of interrelated transactions) the value of liabilities under which is 10 and more percent of the balance-sheet value of the issuer's assets as per the data of its accounting statement as of the last accomplished report period preceding the date when the transaction was made.

8.1.7. Data on the issuer's credit ratings

The object of credit rating: ***the issuer and securities (bonds)***
The value of credit rating as of the date of the report quarter end:
By Russian scale "ruA +".
- Rating "B+". Outlook - "Stable".

The background of credit rating value change:

The object of credit rating: ***the issuer***
Credit rating value, the date of giving (changing) credit rating value:
- rating "B -". Outlook "Stable". 12.03.2002
- rating "B". Outlook "Stable". 12.02.2003
- rating "B+". Outlook "Stable". 15.04.2005
Full brand and abbreviated name, location of organization having given the credit rating:
Standard & Poor's - 55
Water Street,
New York, NY,
United States
Representation office of "Standard & Poor's International Services, Inc." corporation:
125009, Moscow, Vozdvizhenka str., 4/7, office 2, business-center "Mokhovaya", 7-th floor
Description of the method of credit rating giving or the address of the web site in the Internet where access free: is provided (published) the information about the method of credit rating giving:
The following areas are being analyzed: business features (market, position in competition, management and strategy), financial profile (financial policy, profitability, capital structure, indicators of money flows, financial flexibility).
Other data on credit rating: *none*

The object of credit rating: ***the issuer and securities (bonds)***
Credit rating value, the date of giving (changing) credit rating value:
As per Russian scale "ruA -". Outlook stable. 13.03.2003
As per Russian scale "ruA+". 15.04.2005
Full brand and abbreviated name, location of organization having given the credit rating:
Standard&Poor's - 55,
Water Street,
New York, NY,
United States
Representation office of "Standard & Poor's International Services, Inc." corporation:
125009, Moscow, Vozdvizhenka str., 4/7, office 2, business-center "Mokhovaya", 7-th floor
Description of the method of credit rating giving or the address of the web site in the Internet where access free: is provided (published) the information about the method of credit rating giving:
The following areas are being analyzed: business features (market, position in competition, management and strategy), financial profile (financial policy, profitability, capital structure,

indicators of money flows, financial flexibility).

Kind, series, form and other identification features of securities:

Kind: ***bonds***

Series: ***BT - 1***

Form: ***paper bearer***

State registration number of securities issue: ***№ 4-43- 00137-A***

State registration date: ***24.01.2003***

Other data on credit rating: *none*

8.2. Data on each category (type) of the issuer's shares

Category of shares: ***ordinary***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***245 969 590***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares: ***1 299 093***

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 1 – 01 – 00137 - A

14.11.2003

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

A shareholder has the right to get dividends in the procedure stipulated by Russian Federation current legislation and the charter, in case they are declared by the Company.

The dividends are paid from the Company's net profit, indicated in the Company's profit and loss statement based on the results of the operation for the year.

The resolution on payment of annual dividends, the size of the annual dividend and the form of its payment on the shares of each category (type) is passed by shareholders general meeting.

The dividends on ordinary shares are paid by the Company during the period set by the resolution of shareholders general meeting on payment of the Company's annual dividends. The specified period is set not later than the end of the fiscal year in which the resolution on annual dividends payment was passed.

The dividends declared by the Company may be paid both in cash and by other property in case, if the Company's shareholders general meeting passes the resolution on dividends payment in non-monetary form.

The rights of a shareholder – owner of ordinary shares for participation in shareholders general meeting with the right of vote on all the issues of its competence:

A shareholder – owner of ordinary shares has the right in accordance with Federal law "On joint stock companies" and the issuer's charter to participate in shareholders general meeting with the right of vote on all the issues of its competence.

The rights of a shareholder for getting a part of property of the issuer in case of its liquidation:

A shareholder – owner of ordinary shares has the right in accordance with the issuer's charter to get a part of the Company's property left after its liquidation proportionally to the number of shares at his/her disposal.

Other data on shares provided by the issuer at its own discretion:

5 717 pieces of ordinary shares – the quantity of paid off securities due to the issuer's reorganization

Additional issues of the issuer's ordinary registered paperless shares were consolidated on ***14.11.2003.*** The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№ 32 – 1 – 1375).

Category of shares: ***preferred A type***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***81 983 404***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares: ***531 496***

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 2 – 01 –00137 - A

14.11.2003

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

The owners of preferred A type shares have the right for getting annual fixed dividend excluding the cases stipulated by the Charter.

Total amount paid as a dividend on each preferred A type share is fixed in the amount of 10% of the Company's net profit based on the results of the last fiscal year divided by the number of shares which make up 25% of the Company's charter capital. If the sum of dividends paid by the Company on each ordinary share in the specified year exceeds the amount due to payment as dividends on each preferred A type share, then the size of dividends paid on the latter should be increased to the size of dividends paid on ordinary shares.

Dividends on preferred shares may be paid at the expense of the Company's funds specially designated for this.

The resolution on the payment of annual dividends, the size of annual dividend and the form of its payment on the shares of each category (type) is passed by shareholders general meeting.

Dividends on preferred A type shares are paid during the time period set by the resolution of shareholders general meeting on the payment of the Company's annual dividends. The specified time period is set not later than the end of the fiscal year in which the resolution on payment of annual dividends was passed.

Dividends declared by the Company may be paid both in cash and by other property in case, if the Company's general meeting of shareholders passed the resolution on payment of dividends in non-monetary form.

The rights of a shareholder – owner of preferred shares for participation in shareholders general meeting with the right of vote on the issues of its competence in cases, procedure and on conditions

set up in accordance with legislation on joint stock companies:

The owners of preferred A type shares have the right to participate in shareholders general meeting with the right of vote while solving the issues on the Company's reorganization and liquidation, and also on the issue of introducing amendments and modifications to the Company's Charter, in case when these amendments and modifications are limiting the rights of the said shareholders.

The owners of preferred A type shares have the right to participate in shareholders general meeting with the right of vote on all the issues of the agenda in case, when the shareholders meeting irrespective of the reasons did not pass the resolution on payment of dividends or the resolution was passed on non-complete payment of dividends on preferred A type shares.

This right arises for the owners of preferred A type shares since the meeting following annual meeting of shareholders at which the resolution on payment of dividends was not passed, and stops since the moment of the first payment of dividends on the specified shares in the full size.

The rights of a shareholder – owner of preferred shares of specific type for their conversion into ordinary shares or preferred shares of other types and the procedure of carrying out such conversion:

The issuer's charter does not stipulate the possibility of such conversion

The rights of a shareholder for getting a part of the issuer's property in case of its liquidation:

A shareholder – owner of preferred A type shares has the right in accordance with the issuer's charter to get a part of the Company's property left after its liquidation proportionally to the number of shares at his/her disposal.

Other data on shares provided by the issuer at its own discretion:

9 000 pieces of preferred A type shares – the quantity of paid off securities due to the issuer's reorganization

Additional issues of the issuer's preferred registered paperless shares were consolidated on ***14.11.2003.*** The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№ 32 – 1 – 1375).

8.3. Data on previous issues of the issuer's issuing securities, excluding the issuer's shares.

8.3.1. Data on the issues all securities of which are paid off (cancelled).

Issue **№ 1:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-01-00137-A

State registration date of the issue:

25.10.2002:

Date of the state registration of the report on the results of the issue:

24.01.2003

The name of state registration body that carried out the securities issue state registration:

Russia's FCSM (Federal Commission for the Securities Market)

The name of state registration body that carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The quantity of the issue securities:

500 pieces

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

24.01.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 2:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-02-00137-A

State registration date of the issue:

25.10.2002:

Date of the state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The quantity of the issue securities:

498 pieces

The amount of securities issue at face value:

1 245 000 rubles

Time period (date) of the issue securities pay off:

24.01.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 3:**

Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***3 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue:
№ 4-03-00137-A
State registration date of the issue:
25.10.2002:
Date of the state registration of the report on the results of the issue:
24.01.2003
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The name of state registration body carried out the state registration of the report on the results of the securities issue:
Russia's FCSM
The quantity of the issue securities:
499 pieces
The amount of securities issue at face value:
1 250 000 rubles
Time period (date) of the issue securities pay off:
24.01.2001 – 24.01.2003
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue ***№ 4***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***4 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-04-00137-A
State registration date of securities issue:
25.10.2002
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The quantity of the issue securities:
236
The amount of securities issue at face value:
590 000 rubles
Time period (date) of the issue securities pay off:
24.01.2001 – 24.01.2003
Reason for the issue securities pay off (cancellation):
The state registration of the issue of registered paperless bonds of 4 – O series with state

registration number 4 - 04 - 00137 - A of 25.10.2002 is cancelled by order № 03 - 100/p of 24.01.2003 of Russia's FCSM.

Issue № 5

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-05-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The quantity of the issue securities:

500

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

13.12.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue № 6

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-06-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The quantity of the issue securities:

500

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

20.10.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue № 7

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***7 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-07-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The quantity of the issue securities:

120

The amount of securities issue at face value:

300 000 rubles

Time period (date) of the issue securities pay off:

27.11.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue № 8

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***8 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-08-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The quantity of the issue securities:

11

The amount of securities issue at face value:

44 000 rubles

Time period (date) of the issue securities pay off:

24.01.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue **№ 9:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***9 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-09-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The quantity of the issue securities:

321 pieces

The amount of securities issue at face value:

802 500 rubles

Time period (date) of the issue securities pay off:

06.11.2001 – 06.11.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 10:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***10 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-10-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The quantity of the issue securities:

488 pieces

The amount of securities issue at face value:

1 220 000 rubles

Time period (date) of the issue securities pay off:

06.11.2001 – 06.11.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue № **11:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***11 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-11-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The quantity of the issue securities:

280 pieces

The amount of securities issue at face value:

700 000 rubles

Time period (date) of the issue securities pay off:

06.11.2001 – 06.11.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue № **12:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***12 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-12-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The quantity of the issue securities:

334 pieces

The amount of securities issue at face value:

835 000 rubles

Time period (date) of the issue securities pay off:

06.11.2001 – 06.11.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 13**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***13 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-13-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The quantity of the issue securities:

500

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

06.11.2001 – 06.11.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue **№ 14:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***14 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-14-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The quantity of the issue securities:

500 pieces

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

06.11.2001 – 06.11.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 15**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: **15 – O**

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-15-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The quantity of the issue securities:

500

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

04.09.2001 –04.09.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue **№ 16**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***16– O***

Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-16-00137-A
State registration date of securities issue:
25.10.2002
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The quantity of the issue securities:
250
The amount of securities issue at face value:
625 000 rubles
Time period (date) of the issue securities pay off:
04.09.2001 – 04.09.2003
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue **№ 17:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***17 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue:
№ 4-17-00137-A
State registration date of the issue:
25.10.2002
Date of state registration of the report on the results of the issue:
24.01.2003
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The name of state registration body carried out the state registration of the report on the results of the securities issue:
Russia's FCSM
The quantity of the issue securities:
40 pieces
The amount of securities issue at face value:
200 000 rubles
Time period (date) of the issue securities pay off:
19.07.2001 – 19.07.2003
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue **№ 18:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***18 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-18-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The quantity of the issue securities:

182 pieces

The amount of securities issue at face value:

1 092 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 19:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***19 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-19-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The quantity of the issue securities:

70 pieces

The amount of securities issue at face value:

420 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 20:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***20 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-20-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The quantity of the issue securities:

405 pieces

The amount of securities issue at face value:

2 430 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 22:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***22 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-22-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The quantity of the issue securities:

417 pieces

The amount of securities issue at face value:

2 502 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue ***№ 23***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***23 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-23-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The quantity of the issue securities:

116

The amount of securities issue at face value:

696 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue **№ 24:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***24 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-24-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The quantity of the issue securities:

500 pieces

The amount of securities issue at face value:

3 000 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 25:**

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *25 – O*

Type: *interest rate*

Form: *registered paperless*

State registration number of the issue:

№ 4-25-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The quantity of the issue securities:

180 pieces

The amount of securities issue at face value:

1 080 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue *№ 26*

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***
Series: ***26 – O***
Type: ***interest rate***
Form: ***registered paperless***

State registration number of securities issue:
№ 4-26-00137-A

State registration date of securities issue:
25.10.2002

The name of state registration body carried out the securities issue state registration:
Russia's FCSM

The quantity of the issue securities:
35

The amount of securities issue at face value:
315 000 rubles

Time period (date) of the issue securities pay off:
25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

8.3.2. Data on the issues, the securities of which are circulating

Total quantity of the issuer's securities – ***bonds:***
1 184 683 pieces

Total amount of the issuer's securities at face value – ***bonds:***
1 069 750 100 rubles

Total quantity of all securities of the issuer - ***bonds***, which are in circulation (are not paid off):
1 129 997 pieces

Total amount of all securities of the issuer at face value – ***bonds***, which are in circulation (are not paid off):
1 062 472 400 rubles

Issue **№ 21:**

Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***21 – O***
Type: ***interest rate***
Form: ***registered paperless***

State registration number of the issue:
№ 4-21-00137-A

State registration date of the issue:
25.10.2002:

State registration date of the report on the issue results:
24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities:

288 pieces

The quantity of placed securities of the issue:

86

The quantity of circulating securities of the issue:

1

Face value of each valuable paper of the issue:

6 000 rubles

The amount of securities issue at face value:

1 728 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

Of interest payment;

Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bonds, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue **№ 27:**

Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***1 – C***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue:
№ 4-27-00137-A
State registration date of the issue:
25.10.2002
State registration date of the report on the issue results:
24.01.2003
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The name of state registration body carried out state registration of the report on the issue results:
Russia's FCSM
The quantity of the issue securities:
107 723 pieces
The quantity of placed securities of the issue:
143 440
The quantity of circulating securities of the issue:
117 018
Face value of each valuable paper of the issue:
100 rubles
The amount of securities issue at face value:
14 389 000 rubles
The rights assigned for each valuable paper of the issue:
1) Of reception of face value of the bond at its repayment from the issuer in the procedure and during the time specified in the issue Prospectus;
2) Of reception of the fixed accrued interest at the rate of 1 % annually of the bond face value from the issuer at repayment in the procedure and during the time specified in the issue Prospectus;
3) Of reception, at availability of a technical opportunity, of an extraordinary access to a telephone network. A condition of extraordinary installation is the purchase of 15 bonds. The owner of bonds pays his access to a telephone network under the tariffs valid at the moment of granting the specified service. Granting an extraordinary access to a telephone network is the execution of the given obligation certified with the bond. The procedure of definition of availability of a technical opportunity of granting access to a telephone network, and also the procedure of accounting of bonds for which the obligation of the issuer to grant an extraordinary access to a telephone network is executed;
4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation.
The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the face value and the sum of income on the bond in cash or by transfer to a bank on the basis of an application of the owner within 30 days from the date of the application submission. Periodicity of settlements with the owner of the bond: lumpsum. The form of payment: cash, non-cash.
The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation to repayment for the period

from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 1 % annually of the face value of the bond.

Issue **№ 28:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-28-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities:

6 233 pieces

The quantity of placed securities of the issue:

6 218

The quantity of circulating securities of the issue:

6 218

Face value of each valuable paper of the issue:

3 000 rubles

The amount of securities issue at face value:

18 699 000 rubles

The rights assigned for each valuable paper of the issue:

1) Of reception of face value of the bond at its repayment from the issuer in the procedure and during the time specified below in the issue Prospectus;

2) Of reception of the fixed accrued interest at the rate of 7 % annually of the bond face value from the issuer at repayment for the entire circulation period in the procedure and during the time specified below in the issue Prospectus;

3) Of getting, at availability of a technical opportunity for telephone installation, of one extraordinary access to a telephone network;

4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are

repaid;
- In the fifth stage, settlements with other creditors are made according to the law which concerns owners of bonds.
Other rights stipulated by the legislation of Russian Federation are not applicable.

The procedure, terms and conditions of the issue securities repayment:

From the moment of claming the repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of a verbal or written application in any form.
The issuer makes repayment of bonds within three months, by payment of face value and of fixed accrued interest at a rate of 7 % of face value of the bond for the entire circulation time.
Periodicity of settlements with the owner of bonds: lumpsum.
The form of payment: cash, non-cash.
Payments are made with:
- Available funds from cash department of the enterprise to the address from which the application has been directed;
- A bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).
Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 7 % annually of the face value of the bond.

Issue **№ 29:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***
Series: ***3 – C***
Type: ***interest rate***
Form: ***registered paperless***

State registration number of the issue:
№ 4-29-00137-A
State registration date of the issue:
25.10.2002
State registration date of the report on the issue results:
24.01.2003
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The name of state registration body carried out state registration of the report on the issue results:
Russia's FCSM
The quantity of the issue securities:
3 231 pieces
The quantity of placed securities of the issue:
3 229
The quantity of circulating securities of the issue:
3 229
Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

6 462 000 rubles

The rights assigned for each valuable paper of the issue:

1) Of reception of face value of the bond at its repayment from the issuer in the procedure and during the time specified below in the issue Prospectus;
2) Of reception of the fixed accrued interest at the rate of 7 % annually of the bond face value from the issuer at repayment for the entire circulation period in the procedure and during the time specified below in the issue Prospectus;
3) Of getting, at availability of a technical opportunity for telephone installation, of one extraordinary access to a telephone network;
4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns owners of bonds.
Other rights stipulated by the legislation of Russian Federation are not applicable.

The procedure, terms and conditions of the issue securities repayment:

From the moment of claming the repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of a verbal or written application in any form.
The issuer makes repayment of bonds within three months, by payment of face value and of fixed accrued interest at a rate of 7 % of face value of the bond for the entire circulation time.
Periodicity of settlements with the owner of bonds: lumpsum.

The form of payment: cash, non-cash.

Payments are made with:

- Available funds from cash department of the enterprise to the address from which the application has been directed;

- A bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 7 % annually of the face value of the bond.

Issue **№ 30:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***
Series: ***4 – C***
Type: ***interest rate***
Form: ***registered paperless***

State registration number of the issue:
№ 4-30-00137-A

State registration date of the issue:
25.10.2002

State registration date of the report on the issue results:
24.01.2003

The name of state registration body carried out the securities issue state registration:
Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:
Russia's FCSM

The quantity of the issue securities:
5 995 pieces

The quantity of placed securities of the issue:
5 967

The quantity of circulating securities of the issue:
5 967

Face value of each valuable paper of the issue:
2 500 rubles

The amount of securities issue at face value:
14 987 500 rubles

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;
2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;
3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:
- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;
- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;
- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure, terms and conditions of the issue securities repayment:

The owner of the bond for its repayment files the application not earlier 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.

Issue **№ 31:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-31-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities:

800 pieces

The quantity of placed securities of the issue:

800

The quantity of circulating securities of the issue:

800

Face value of each valuable paper of the issue:

700 rubles

The amount of securities issue at face value:

560 000 rubles

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;

2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;

3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;
- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;
- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure, terms and conditions of the issue securities repayment:

The owner of the bond for its repayment files the application not earlier 30.06.2011 and not later than 30.11.2011.
The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.
Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.
Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.

Issue **№ 32:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-32-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities:

1 500 pieces

The quantity of placed securities of the issue:

1 499

The quantity of circulating securities of the issue:

1 499

Face value of each valuable paper of the issue:

1 400 rubles

The amount of securities issue at face value:

2 100 000 rubles

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;

2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of granting the specified service;

3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations provided with a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure, terms and conditions of the issue securities repayment:

The owner of the bond for its repayment files the application not earlier 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of granting to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.

Issue **№ 33:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-33-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities:

18 246 pieces

The quantity of placed securities of the issue:

18 246

The quantity of circulating securities of the issue:

60

Face value of each valuable paper of the issue:

100 rubles

The amount of securities issue at face value:

1 824 600 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at its repayment;

- To receive cash income at a rate of 0.1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income on the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1 % annually from face value of the bond.

Issue **№ 34:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – У***

Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue:
№ 4-34-00137-A
State registration date of the issue:
25.10.2002
State registration date of the report on the issue results:
24.01.2003
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The name of state registration body carried out state registration of the report on the issue results:
Russia's FCSM
The quantity of the issue securities:
500 pieces
The quantity of placed securities of the issue:
500
The quantity of circulating securities of the issue:
500
Face value of each valuable paper of the issue:
2 000 rubles
The amount of securities issue at face value:
1 000 000 rubles
The rights assigned for each valuable paper of the issue:
The owner of the bond has the right:
- To receive from the issuer the face value of the bond at repayment;
- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;
- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.
Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 35:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***3 – Y***

Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue:
№ 4-35-00137-A
State registration date of the issue:
25.10.2002
State registration date of the report on the issue results:
24.01.2003
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The name of state registration body carried out state registration of the report on the issue results:
Russia's FCSM
The quantity of the issue securities:
500 pieces
The quantity of placed securities of the issue:
500
The quantity of circulating securities of the issue:
500
Face value of each valuable paper of the issue:
2 000 rubles
The amount of securities issue at face value:
1 000 000 rubles
The rights assigned for each valuable paper of the issue:
The owner of the bond has the right:
- To receive from the issuer the face value of the bond at repayment;
- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;
- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.
Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 36:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***4 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-36-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 37:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – Y***

Type: ***interest rate***

Form: ***registered paperless***
State registration number of the issue:
№ 4-37-00137-A
State registration date of the issue:
25.10.2002
State registration date of the report on the issue results:
24.01.2003
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The name of state registration body carried out state registration of the report on the issue results:
Russia's FCSM
The quantity of the issue securities:
500 pieces
The quantity of placed securities of the issue:
500
The quantity of circulating securities of the issue:
500
Face value of each valuable paper of the issue:
2 000 rubles
The amount of securities issue at face value:
1 000 000 rubles
The rights assigned for each valuable paper of the issue:
The owner of the bond has the right:
- To receive from the issuer the face value of the bond at repayment;
- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;
- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:
The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.
Prescheduled repayment is not provided.
The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 38:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***6 – У***
Type: ***interest rate***
Form: ***registered paperless***

State registration number of the issue:

№ 4-38-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 39:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: *7 – Y*

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-39-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 40:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***8 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-40-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 41:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***9 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-41-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 42:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***10 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-42-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure, terms and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 43:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***BT – 1***

Type: ***interest rate***

Form: ***bearer, paper***

State registration number of the issue:

№ 4-43-00137-A

State registration date of the issue:

24.01.2003

State registration date of the report on the issue results:

14.03.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The quantity of the issue securities:

1 000 000 pieces

Face value of each valuable paper of the issue:

1 000 rubles

The amount of securities issue at face value:

1 000 000 000 rubles

The rights assigned for each valuable paper of the issue:

The bond owner has the right for receiving the bond face value when it is repaid during the period stipulated for this.
The bond owner has the right to receive a fixed interest of the Bond face value (coupon yield).
The bond owner has the right to receive the Bond face value when the Issuer is liquidated in the sequence established in accordance with article 64 of Civil Code of Russian Federation.
The bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond.
The bond owner has the right to submit the issue bond for repayment and to demand immediate compensation of the debt sum under the bonds in cases listed in item 57.11 of the bonds issue Prospectus and in item 8.6 of the Decision on the bonds issue.
The bond owner is in the right to exercise other rights stipulated by Russian Federation legislation.
In case of non-performance and/or inadequate performance by the Issuer of its obligations under the issue bonds, the owner and/or nominal holder of the bonds has the right to address the entity provided the security for the bonds issue.

The Bonds of BT-1 series are issued in paper form, the certificate is executed for the entire amount of the issue, and the certificate is subject to central storage.

Full and abbreviated brand name of the depositary executing central storage:

Non-commercial partnership "National depositary center"

NCP "NDC"

Depositary's location:

RF, 117049, Moscow, Zhitnaya str., 12

The number of license of professional participant of securities market for carrying out the activity of a depositary at securities market:

177-03431-000100

Date of issue: ***04.12.2000.***

The validity term of the depositary's license for carrying out the activity of a depositary:

Unlimited

The body that issued the license: ***Russia's FCSM***

The procedure, terms and conditions of the issue securities repayment:

The Bonds repayment is made by a paying agent by the Issuer instruction (hereinafter – the Paying agent), its functions are executed by:

Full brand name: Joint Stock commercial bank "Moscow Delovoy Mir" (Open joint stock company)
Abbreviated brand name: MDM-Bank
Location: 115035, Moscow, Sadovnicheskaya str., 3
Mail address: 115035, Moscow, Sadovnicheskaya str., 3

The Issuer may appoint additional paying agents and cancel such appointments. Official notification of the Issuer on the said actions is published by the Issuer during the period not later than 10 (Ten) business days following such appointments or their cancellation in "Vedomosty" newspaper.
If the Bonds repayment date falls on a day-off, irrespective if it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bond's Owner has no right to demand interest charging or any other compensation for such a delay in the payment.
The Bonds are repaid at the face value.
The Bonds are repaid in Russian Federation currency by non-cash method in favor of the Bonds owners.
It is presumed that nominal holders – National Depositary Center (NDC) depositors are authorized to receive the repayment sums on the Bonds. NDC depositor and/or other entity not authorized by its clients to receive the repayment sums on the Bonds, not later than on the 3-rd (Third) business day prior to the established date of the Bonds repayment, provides to NDC the list of Bonds owners, this list should contain all the requisites, specified below in the List of owners and/or nominal holders of the Bonds.
The Bonds repayment is made in favor of the Bonds owners being such as of the end of the NDC operation day, preceding the sixth day prior to the date of the Bonds repayment (hereinafter – "The date of making up the list of owners and/or nominal holders of the Bonds").
Fulfillment of obligation with respect to the owner, included into the list of owners and/or nominal holders of the Bonds, is recognized to be proper including the case when the Bonds are alienated after the Date of making up the list of owners and/or nominal holders of the Bonds.
Not later than on the 2-nd (Second) business day prior to the date of the Bonds repayment, NDC provides the Issuer and/or Paying agent with the list of owners and/or nominal holders of the Bonds, made up as of the Date of making up the list of owners and/or nominal holders of the Bonds, the list includes the following data:
a) Full name of the entity (person), authorized to receive the repayment sums on the Bonds.
In case the Bonds are transferred by the owner to a nominal holder and the nominal holder is authorized to receive the repayment sums on the Bonds, the full name of the nominal holder is indicated.
In case the Bonds have not been transferred to a nominal holder and/or a nominal holder is not authorized to receive the repayment sums on the Bonds, full name of the Bonds owner is indicated (the owner's surname, name, patronymic – for a natural person);
b) The number of Bonds, tallied at the owner's custody account or at interdepositary account of the nominal holder of the Bonds, authorized to receive the repayment sums on the Bonds;
c) the location and the mail address of the entity (person), authorized to receive the repayment sums on the Bonds;
d) requisites of the bank account of the entity (person), authorized to receive the repayment sums on the Bonds, and namely:
- account number;
- the bank's name, where the account is established;

- the bank's correspondent account, where the account is established;
- bank's identification code of the bank, where the account is established;
e) taxpayer identification number of the entity (person), authorized to receive the repayment sums on the Bonds;
f) tax status of the entity (person), authorized to receive the repayment sums on the Bonds (resident, non-resident with permanent representation office in Russian Federation, non-resident without permanent representation office in Russian Federation, etc.).
The Bonds Owners, their authorized entities (persons), including NDC depositors independently keep track of completeness and actuality of requisites of bank's account, provided by them to NDC. In case of non-providing or untimely providing to NDC of the said requisites, the performance of such obligations is carried out to an entity (a person) who made a claim to meet the obligations and who is the owner of the Bonds as of the date of making the claim. The Issuer meets the obligations under the Bonds on the basis of NDC data.
Not later than on the 2-nd (Second) business day till the date of the Bonds repayment, the Issuer transfers the required money resources to the account of the Paying agent.
Basing on the list of owners and/or nominal holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each person, indicated in the list of owners and /or nominal holders of the Bonds.
On the date of the Bonds repayment, the Paying agent transfers the required money resources to the accounts of entities (persons) authorized to receive the repayment sums on the Bonds and indicated in the list of owners and/or nominal holders of the Bonds.
In case one entity (person) is authorized to receive the repayment sums on the Bonds from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.
Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bonds, the procedure, terms and conditions of its payment:
The Bond Owner has the right to receive a fixed interest of the Bond face value (coupon yield).

The date of coupon payment	Coupon №	Coupon rate
23.05.2003	1-st coupon	4,75%
22.08.2003	2-nd coupon	4,75%
21.11.2003	3-rd coupon	16,50%
24.02.2004	4-th coupon	16,50%
24.05.2004	5-th coupon	15%
23.08.2004	6-th coupon	15%
22.11.2004	7-th coupon	15%
21.02.2005	8-th coupon	15%
23.05.2005	9-th coupon	15%
22.08.2005	10-th coupon	15%
21.11.2005	11-th coupon	13%
21.02.2006	12-th coupon	13%

The calculation of the payment sum for each coupon per one Bond is made by the following formula:

$Kj = Cj * Nom * (T(j) - T(j-1))/ 365/ 100\ \%$

where

j - serial number of coupon period, j=1...12

Kj - the sum of coupon payment for each Bond

Nom - face value of one Bond

C j - the size of the interest rate of the j-th coupon, in per cent annual

T(j -1) - the start date of the the j-th coupon period

T(j) - the end date of the j-th coupon period

The payment sum on the coupon is determined with the precision of one kopeck (rounding-up of the second figure after the comma is made in the following way: if the third figure is more or equal to 5, then the second figure is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).

If the payment date of coupon yield on any of the twelve coupons on the Bonds falls on a day-off, irrespective if it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bond's Owner has no right to demand interest charging or any other compensation for such a delay in the payment.

The Bonds are repaid in Russian Federation currency by non-cash method in favor of the Bonds owners. It is presumed that nominal holders – National Depositary Center (NDC) depositors are authorized to receive the repayment sums on the Bonds. NDC depositor and/or other entity (person) not authorized by its clients to receive the repayment sums on the Bonds, not later than on the 3-rd (Third) business day prior to the established date of the Bonds repayment, provides to NDC the list of Bonds owners, this list should contain all the requisites.

The Bonds repayment is made in favor of the Bonds owners being such as of the end of the NDC operation day, preceding the 6 (Sixth) day prior to the date of the Bonds repayment (hereinafter – "The date of making up the list of owners and/or nominal holders of the Bonds").

Fulfillment of obligation with respect to the owner, included into the list of owners and/or nominal holders of the Bonds, is recognized to be proper including the case when the Bonds are alienated after the date of making up the specified list.

Not later than on the 2-nd (Second) business day prior to the date of the Bonds repayment, NDC provides the Issuer and/or Paying agent with the list of owners and/or nominal holders of the Bonds, made up as of the Date of making up the list of owners and/or nominal holders of the Bonds for income payment.

The Bonds Owners, their authorized entities (persons), including NDC depositors independently keep track of completeness and actuality of requisites of bank's account, provided by them to NDC. In case of non-providing or untimely providing to NDC of the said requisites, the performance of such obligations is carried out to an entity (a person) who made a claim to meet the obligations and who is the owner of the Bonds on the date of making the claim. The Issuer meets the obligations under the Bonds on the basis of NDC data.

Not later than on the 2-nd (Second) business day prior to the date of coupon yield payment on the Bonds, the Issuer transfers the required money resources to the account of the Paying agent.

Basing on the list of owners and/or nominal holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each person, indicated in the list of owners and/or nominal holders of the Bonds.

On the date of the Bonds coupon yield payment, the Paying agent transfers the required money resources to the accounts of entities (persons) authorized to receive the repayment sums on the Bonds and indicated in the list of owners and/or nominal holders of the Bonds.

In case one entity (person) is authorized to receive coupon yield sums on the Bonds from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.

The list of owners and/or nominal holders of the Bonds, made up for the purposes of the Bonds repayment, is used for the purposes of the payment of yield on the twelfth coupon.

The yield on the twelfth coupon is paid simultaneously with the Bonds repayment.

The kind of provided security:

Guarantee

8.3.3. Data on the issues, for which the issuer has not performed its obligations as regards the securities (default)

The issuer does not have non-executed or inadequately executed obligations on the securities issues.

8.4. Data on entity (entities) provided guarantee for the issue bonds

Issue **№ 43:**

BT – 1 series bonds are placed by the issuer with the security (guarantee).

Full and abbreviated brand name of the entity provided the security:

Limited Liability Company "Financial group "Web - invest"

LLC "Financial group "Web - invest"

Location of the entity provided the security:

RF, 193124, Saint Petersburg, Proletarskoi diktatury sq., 6

8.5. Terms and conditions of the guarantee to perform obligations on the issue bonds

The method of provided security:

Guarantee.

For bonds secured by guarantee the following is indicated:

The amount in which the guarantor is responsible to the owners of the bonds secured by guarantee:

1 000 000 000 (One billion) rubles and total coupon yield on 1 000 000 bonds

In case of non-performance or inadequate performance by the issuer as regards the obligations on the bonds, the guarantor (the company):

Takes upon itself to be responsible for the Issuer's performance of its obligations arising to the owners of paper interest rate bearer bonds of BT-1 series.

The company takes upon itself to be responsible to the Bonds owners for the following obligations of the Issuer:

- for the repayment by the Issuer of total face value of the Bonds issue;

- for the payment of coupon yield on the Bonds;

- for the Issuer liabilities under the transactions with the Bonds in accordance with public irrevocable offers of the Issuer, the conditions and the procedure of execution of which are established in item 57.13 of the Bonds Issue Prospectus and in item 9. of the Decision on the Bonds issue and are published in mass media.

The company's obligation to be responsible for the Issuer's performance of its obligations to the Bonds owners for repayment of the Bonds face value and/or for payment of yield on the Bonds irises only in the following cases:
Adoption of resolution on the Issuer liquidation by the Issuer's body authorized to adopt such a resolution, or
- The Issuer does not pay the face value of the Bonds of the current issue or the sum of income on them, or
The Issuer declares its inability to perform financial liabilities in regard to the bonds of the current issue or the Issuer's bonds of other issues, or
- Non-performance, partial non-performance or inadequate performance by the Issuer of its obligations under the transactions with the bonds of the current issue in accordance with public irrevocable offers of the Issuer.
In case of occurrence of the circumstances indicated above, the Issuer's obligations to the Bonds owners are executed by the company for the Issuer in the procedure stipulated by the Contract of guarantee.
Prior to making claim to the Guarantor, the owner or nominal holder of the Bonds should provide for the Guarantor the proof of prior written claim to the Issuer of repayment of bonds and/or payment of coupon yield on the Bonds.
If the Guarantor does not perform its obligations in accordance with the above said Contract, the owners are in the right to apply to court (arbitration court) with the claims to the Issuer and to the Guarantor to pay the bonds face value and compensate the losses.
The company performed the obligations for the Issuer is transferred the rights of creditors under these liabilities in the amount, in which the company satisfied the claim of the Bonds owners or of the nominal holders authorized to receive the Bonds face value and/or coupon yield on the Bonds.

The procedure of making claims to the guarantor by the bonds owners.

The bonds owner, prior to making claim to the guarantor, should provide for the guarantor the proof of prior written claim to the issuer to repay the bonds.

The owner is in the right to make a written claim directly to the guarantor to pay the bonds face value and/or income on them.

The claim to the guarantor should contain the owner's application stating that the sum of payments on the bonds due to him/her was not received by him from the issue.

To receive the bonds repayment sums and/or payments of income on the bonds, the owners should provide for the guarantor the documents stipulated by the ***Contract of guarantee (item 3):***

1) ***Copy of extract*** *for the owner's custody account certified by Non-commercial partnership «National Depositary Center" on the relevant moment of time with indication of the number of bonds belonging to the owner;*

2) ***Letter of advice notice*** *on assignment of rights for claims signed by the owner or by his/her representative;*

3) In case of claim made by the owner's representative, the documents executed in accordance with current regulation legal acts of Russian Federation and confirming the authority of the person who made the claim on behalf of the owner.

The guarantor also accepts from relevant persons any documents confirming the availability of tax exemptions for these or those owners.

The owners may make claims on the payments on the bonds to the guarantor during two years since the date when the issuer should pay the bonds face value to the owners in accordance with the issue Prospectus.

The size of the value of the issuer's net assets as of the last date before providing the guarantee (for quarter 3 of 2002):

3 549 869 thousand rubles

The size of the value of net assets of the legal entity that provided the guarantee as of the last report date before providing the guarantee: ***150 thousand rubles***

The size of the value of net assets of the legal entity that provided the guarantee as of the date of the report quarter end: ***411 542 thousand rubles***

8.6. Data on organizations carrying out the record keeping of rights for the issuer's issuing securities

Organization carrying out the record keeping of the owners of the issuer's registered securities:

Registrar

Full and abbreviated brand name:

Closed Joint Stock Company "Registrator – Svyaz"

CJSC "Registrator – Svyaz"

Registrar's location:

RF, 107078, Moscow, Kalanchevskaya str., 15 A

The registrar's license number to carry out the activity of record keeping of the securities owners:

10 -000 -1 -00258

Date of issue: ***01.10.2002.***

The validity term of the registrar's license to carry out the activity of record keeping of the securities owners: ***unlimited***

The body issued the license: ***Russia's FCSM***

Other data on record keeping of the issuer's registered securities owners:

18.02.2002 - the date since which the record keeping of the issuer's registered securities is carried out by the specified registrar.

The issuer has in circulation the bonds of BT-1 series issued in paper form with execution of the certificate for the entire volume of the issue; this certificate is subject to centralized keeping.

Full and abbreviated brand name:

Non-commercial partnership "National depositary center"

NCP "NDC"

Depositary's location:

RF, 125009, Moscow, Srednyi Kislovskyi pereulok, 1/13, building 4

Number of license of professional participant of securities market to carry out the activity of depositary at securities market:

177-03431-000100

Date of issue: ***04.12.2000***

The validity term of the depositary's license to carry out the activity of record keeping of securities owners: ***unlimited***

The body issued the license: ***Russia's FCSM***

8.7. Data on legislative acts regulating the issues of import and export of capital which may affect the payment of dividends, interest and other payments to non-residents

Normative act	Comments
1. Federal law "On currency regulation and currency control" of December 10, 2003 № 173-ФЗ	---
2. Instruction of agreement by Russia's Ministry of trade of expediency of investments abroad by legal entities and natural persons of Russian Federation of July 9, 1999 № 318	Placement of securities by RF residents outside RF boarders.
3. RF Central Bank instruction № 7 of June 29, 1992 (as amended of 18.06.1999) "On the procedure of obligatory sale by enterprises, unions and organizations of a part of foreign currency proceeds via authorized banks and on executing operations at RF home currency market"	Receipt of dividends by residents in foreign currency
4. Directive № 1440-У of June 10, 2004 to Russia's Central Bank Instruction of October 12, 2000 № 93-И "On the procedure of establishing bank accounts of non-residents in RF currency by authorized banks and on executing operations by using these accounts".	---
5. RF Central Bank instruction of December 28, 2000 № 96-И (the wording of 25.02.2003) "On special accounts of "C" type of non-residents"	---
6. Federal law № 167-ФЗ of 17.07.1999 "On ratification of Agreement between Russian Federation Government and the Government of the Republic of Cyprus on avoidance of double taxation as regards the taxes for income and capital"	---
7.Russian Federation Tax Code, part 1, № 146-ФЗ of 31.07.98	---
8. Russian Federation Tax Code, part 2, № 117-ФЗ of 05.08.00	---
9. Federal law № 39-ФЗ of 22.04.1996 (wording of 28.07.2004) "On securities market"	---
10. Federal law № 160-ФЗ of 09.07.1999 (wording of 08.12.2003) "On foreign investments in Russian Federation"	---
11. Federal law № 39-ФЗ of 25.02.1999 (wording of 02.01.2000) "On investment activity in Russian Federation carried out in the form of capital investments"	---
12. Federal law № 86-ФЗ of 10.07.2002 (wording of 29.07.2004) "On Central Bank of Russian Federation (Bank of Russia)"	---
13. Federal law № 115-ФЗ of 07.08.2001 (wording of 28.07.2004) "On prevention of legalization (laundering) of criminal income and on prevention of financing of terrorism"	---
14. Conventions and Agreements ratified by Russian Federation on the issues of avoidance of double taxation.	---

The basic legislative act regulating the issues of import and export of capital is Federal law № 173 - ФЗ of December 10, 2003 "On currency regulation and currency control".

A number of Federal laws ratify the agreement of avoidance of double taxation between Russian Federation and foreign countries. At present the policy of avoidance of double taxation is effective with over 50 countries.

When applying the provisions of international agreements of Russian Federation, a foreign organization should provide to a tax agent paying the income the confirmation of the fact that this foreign organization has a permanent location in the country with which Russian Federation has an international contract (agreement) regulating the issues of taxation, this confirmation should be verified by competent authority of appropriate foreign country. In case if this confirmation is executed in a foreign language, the tax agent is also provided the translation in Russian.

Upon providing by a foreign organization, having the right for receiving income, of the above said confirmation to the tax agent who pays the income prior to the date of the income payment in regard to which Russian Federation international agreement stipulates preferential tax treatment in Russian Federation, then this income is exempted from deduction of the tax at the source of payment or the tax is deducted at the source of payment at reduced rates.

8.8. Description of the procedure of taxation of incomes on placed and being placed issuing securities of the issuer

Description of the procedure of taxation of incomes on placed and being placed issuing securities of the issuer.

During 2004 the incomes were paid to legal entities and natural persons in the form of dividends.

The incomes were taxed in accordance with the norms established by chapters 23 and 25 of Russian Federation Tax Code:

- **The procedure of taxation of natural persons:**

Residents

In accordance with item 2 of article 214 of Russian Federation Tax Code OJSC "VolgaTelecom", being the source of income of natural persons-residents, received in the form of dividends, calculated and deducted the amount of tax separately for each taxpayer applicably to each payment of the specified income at the rate stipulated by item 4 of article 224 of this Code in the procedure stipulated by article 275 of this Code.

In regard to income of share participation in the activity of organization, received in the form of dividends, item 4 of article 224 of RF Tax Code sets the tax rate for income of natural persons-residents in the amount of 6%. However, article 275 of RF Tax Code being referenced to by article 214 of the Code sets a special procedure of defining the tax base for the income paid in the form of dividends:

*The amount of tax, due to deduction from the income of taxpayer (resident) – beneficiary of dividends, is calculated by the tax **agent proceeding from the total amount of tax calculated in the procedure established by this item and the share of each taxpayer in the total amount of dividends.***

Total amount of tax is defined as the product of the tax rate established by sub-item 1 of item 3 of article 284 of this Code and the difference between the amount of dividends due to distribution between the shareholders (participants) in the current tax period, decreased by the amount of dividends due to payment by tax agent in accordance with item 3 of this article in the current tax period, and the amount of dividends received by the tax agent himself in current report (tax) period and previous report (tax) period, if these amounts of dividends did not participate earlier in the calculation while defining taxable income in the form of dividends.

On balance, to define the amount of tax on income paid to residents (to legal entities and natural persons) in the form of dividends, computed tax rate was calculated, for OJSC VolgaTelecom" this rate amounted to **5,2189%**. This rate is applied to deduct the tax from natural persons – residents.

The tax for income of natural persons in accordance with items 4, 6 of article 226 of RF Tax Code is deducted and transferred to budget on the day of actual payment of income.

Non-residents

In accordance with item 2 of article 214 of Russian Federation Tax Code OJSC "VolgaTelecom", being the source of income of natural persons – non-residents, received in the form of dividends, calculated and deducted the amount of tax separately for each taxpayer

applicably to each payment of the specified income at the rate stipulated by item 3 of article 224 of this Code – 30%.

The tax for income of natural persons in accordance with item 4, 6 of article 226 of RF Tax Code is deducted and transferred to budget on the day of actual payment of income.

- **The procedure of taxation of legal entities:**

<u>*Residents*</u>

In accordance with item 2 of article 275 of RF Tax Code OJSC "VolgaTelecom", paying income in the form of dividends to legal entities-residents, is a tax agent and defines the amount of tax taking into account the peculiarities stipulated by this item of RF Tax Code:

The amount of tax due to deduction from the income of taxpayer (resident) - beneficiary of dividends is calculated by tax ***agent proceeding from the total amount of tax computed in the procedure established by this item and from the share of each taxpayer in the total amount of dividends.***

The total amount of tax is defined as the product of tax rate, established by sub-item 1 of item 3 of article 284 of this Code (the rate of 6%), and the difference between the amount of dividends due to distribution between shareholders (participants) in current tax period decreased by the amounts of dividends due to payment by tax agent in accordance with item 3 of this article in current report (tax) period and the amount of dividends received by the tax agent himself in current report (tax) period and previous report (tax) period, if these amounts of dividends did not participate earlier in the calculation while defining taxable income in the form of dividends.

On balance, to define the amount of tax on income paid to residents (to legal entities and natural persons) in the form of dividends, computed tax rate was calculated, for OJSC VolgaTelecom" this rate amounted to **5,2189%**. This rate is applied to deduct the tax from legal entities – residents.

For separate beneficiaries of income in the form of dividends – Unit investments funds – the tax was not deducted, as Unit investments funds being separate property complexes **without establishing legal entity**, are not considered to be organizations for applying RF Tax Code, and hence they are not recognized to be taxpayers of the profit tax. This status is confirmed by item 7.2.7 of Methodical recommendations on application of chapter 25 of RF Tax Code approved by Russia's Tax and Duties Ministry order № БГ-3-02/729 of 12.12.2002.

The tax for income in the form of dividends in accordance with item 4 of article 287 of RF Tax Code is deducted and transferred to budget within 10 days following the day of income payment.

<u>*Non-residents:*</u>

In accordance with item 3 of article 275 of RF Tax Code OJSC "VolgaTelecom", paying income in the form of dividends to legal entities – non-residents, is a tax agent and defines the amount of tax proceeding from the paid amount taking into account the rate stipulated by sub-item 2 of item 3 of article 284 of RF Tax Code – 15%.

Reduced rates (5% and 10%) were applied to separate beneficiaries of dividends in accordance with item 1 of article 312 of RF Tax Code on the basis of non-residents' providing the documents confirming their permanent stay in the country with which Russian Federation has an international treaty (agreement) regulating the issue of concessional mode of taxation.

The tax for income in the form of dividends in accordance with item 4 of article 287 of RF Tax Code is deducted and transferred to budget within 10 days following the day of income payment.

<u>*The procedure of taxation of income from realization of being placed and placed securities, and also of interest on the issuer's bonds in accordance with **RF** current legislation*</u>

When paying income in the form of dividends received from the securities' issuer the taxation is made in accordance with RF current legislation on taxes and receipts:

- The procedure of taxation of natural persons

Residents

In accordance with sub-item 1 of item 1 of article 208 of RF Tax Code, of items 2 and 4 of article 226 of RF Tax Code, of item 1 of article 224 of RF Tax Code the income received by natural persons are subject to taxation with the source of their payment at the rate of 13 %.

Non-residents

In accordance with sub-item 1 of item 1 of article 208 of RF Tax Code, of items 2 and 4 of article 226 of RF Tax Code, of item 3 of article 224 of RF Tax Code the income received by natural persons are subject to taxation with the source of their payment at the rate of 30 %.

- The procedure of taxation of legal entities

Residents

In accordance with item 1 of article 247 of RF Tax Code, of item 6 of article 250 of RF Tax Code and item 1 of article 284 of RF Tax Code the received income is subject to taxation with Russian organizations received them at the rate of income tax of 24%.

Non-residents

- Carrying out the activity via permanent representation office

In accordance with item 2 of article 247 of RF Tax Code, of items 1 and 6 of article 307 of RF Tax Code and item 1 of article 284 of RF Tax Code the received income is subject to taxation with foreign organizations received them and carrying out the activity in RF via permanent representation office at the rate of income tax of 24%.

- Not carrying out the activity via permanent representation office

In accordance with item 3 of article 247 of RF Tax Code, of item 4 of article 286 of RF Tax Code, of sub-item 1 of item 2 of article 284 of RF Tax Code, of paragraph 3 of sub-item 3 of item 1 of article 309 of RF Tax Code and of item 1 of article 310 of RF Tax Code the received income is subject to taxation with the source of their payment at the rate of 20%.

However, in virtue of sub-item 4 of item 2 of article 310 of RF Tax Code calculation and income tax deduction of income paid to foreign organizations are made by tax agent for all kinds of income specified in item 1 of article 309 of RF Tax Code in all the cases of payments of such income, excluding the cases of income payments, which are in accordance with international agreements (treaties) are not taxed in RF, if a foreign organization provides for a tax agent a duly executed confirmation stipulated by item 1 of article 312 of RF Tax Code.

If the securities issuer has concluded contract with a bank acting as the issuer's paying agent, then the source of paying income in the form of dividends is the paying agent and it calculates and transfers the appropriate taxes.

Since January 1, 2005 in regard of income from share participation in organization's activity received in the form of dividends, item 4 of article 224 of RF Tax Code establishes the rate of the tax of income of natural persons-residents in the size of 9%. The tax rate of 9% in accordance with sub-item 1 of item 3 of article 284 of RF Tax Code is applicable for tax withholding of legal entities-residents receiving income in the form of dividends from Russian organizations. These changes were introduced into part II of RF Tax Code by Federal law № 95-ФЗ of 29.07.2004 "On introduction of changes in part one and part two of RF Tax Code and on holding some legislative acts (provisions of legislative acts) of RF on taxes and receipts to be null and void".

8.9. Data on declared (charged) and paid dividends on the issuer's shares, and also on the incomes on the issuer's bonds

For year 2000

Category of shares: ***ordinary***

The size of declared (charged) dividends on the issuer's ordinary shares as per one share: ***0,27 ruble***

The amount of declared (charged) dividends in total on all ordinary shares: ***23 626 708 rubles***

The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: **25.06.2001**

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 8 of 25.06.2001***

The time period established for the payment of declared dividends on the issuer's shares:

From 25.07.2001 to the fiscal year end

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash, and also by other property in case of a shareholder's consent

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2000***

Total amount of dividends paid on all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was passed: ***23 468 233 rubles***

Other data on declared and/or paid dividends on ordinary shares: *none*

For year 2000

Category and type of shares: ***preferred A type shares***

The size of declared (charged) dividends on the issuer's preferred A type shares as per one share: ***1.04 ruble***

The amount of declared (charged) dividends in total on all preferred A type shares:

30 502 509 rubles

The name of the issuer's body adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***25.06.2001***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 8 of 25.06.2001***

The time period established for the payment of declared dividends on the issuer's shares:

From 25.07.2001 to the fiscal year end

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash, and also by other property in case of a shareholder's consent

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2000***

Total amount of dividends paid on all preferred A type shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was passed: ***29 780 524 rubles***

Other data on declared and/or paid dividends on preferred shares: *none*

For year 2001

Category of shares: ***ordinary***

The size of declared (charged) dividends on the issuer's ordinary shares as per one share: ***0,32 ruble***

The amount of declared (charged) dividends in total on all ordinary shares: ***28 000 795 rubles***

The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***28.06.2002***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 10 of 28.06.2002***

The time period established for the payment of declared dividends on the issuer's shares:

From 28.07.2002 to 31.12.2002

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2001***

Total amount of dividends paid on all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was passed: ***27 876 371 rubles***

Other data on declared and/or paid dividends on ordinary shares: *none*

For year 2001

Category and type of shares: ***preferred A type shares***

The size of declared (charged) dividends on the issuer's preferred A type shares as per one share: ***0.96 ruble***

The amount of declared (charged) dividends in total on all preferred A type shares: ***27 993 888 rubles***

The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***28.06.2002***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 10 of 28.06.2002***

The time period established for the payment of declared dividends on the issuer's shares:

From 28.07.2002 to 31.12.2002

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2001***

Total amount of dividends paid on all preferred A type shares of the issuer for each report period

for which the resolution on payment (declaration) of dividends was passed: ***26 617 701 rubles***

Other data on declared and/or paid dividends on preferred shares: *none*

For year 2002

Category of shares: ***ordinary***

The size of declared (charged) dividends on the issuer's ordinary shares as per one share: ***0,7066 ruble***

The amount of declared (charged) dividends in total on all ordinary shares: ***173 802 112 rubles***

The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***27.06.2003***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 3 of 27.06.2003***

The time period established for the payment of declared dividends on the issuer's shares:

From 27.07.2003 to 31.12.2003

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2002***

Total amount of dividends paid on all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was passed: ***173 067 574 rubles***

Other data on declared and/or paid dividends on ordinary shares: *none*

For year 2002

Category and type of shares: ***preferred A type shares***

The size of declared (charged) dividends on the issuer's preferred A type shares as per one share: ***1.7954 ruble***

The amount of declared (charged) dividends in total on all preferred A type shares: ***147 193 004 rubles***

The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***27.06.2003***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 3 of 27.06.2003***

The time period established for the payment of declared dividends on the issuer's shares:

From 27.07.2003 to 31.12.2003

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2002***

Total amount of dividends paid on all preferred A type shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was passed: ***143 551 866 rubles***

Other data on declared and/or paid dividends on preferred shares: *none*

For year 2003

Category of shares: ***ordinary***

The size of declared (charged) dividends on the issuer's ordinary shares as per one share: ***0,9186 ruble***

The amount of declared (charged) dividends in total on all ordinary shares: ***225 947 662 rubles***

The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***22.06.2004***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 4 of 23.06.2004***

The time period established for the payment of declared dividends on the issuer's shares:

From 15.07.2004 to 15.12.2004

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2003***

Total amount of dividends paid on all ordinary shares of the issuer for the report period for which the resolution on payment (declaration) of dividends was adopted: ***224 060 364 rubles***

Other data on declared and/or paid dividends on ordinary shares: *none*

For year 2003

Category and type of shares: ***preferred A type shares***

The size of declared (charged) dividends on the issuer's preferred A type shares as per one share: ***2,4510 rubles***

The amount of declared (charged) dividends in total on all preferred A type shares: ***200 941 317 rubles***

The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***22.06.2004***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 4 of 23.06.2004***

The time period established for the payment of declared dividends on the issuer's shares:

From 15.07.2004 to 15.12.2004

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2003***

Total amount of dividends paid on all preferred A type shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was passed: ***192 734 066 rubles***

Other data on declared and/or paid dividends on preferred shares: *none*

For year 2004

Category of shares: ***ordinary***

The size of declared (charged) dividends on the issuer's ordinary shares as per one share: ***1,3779 rubles***

The amount of declared (charged) dividends in total on all ordinary shares: ***338 921 499 rubles***

The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***28.06.2005***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 5 of 30.06.2005***

The time period established for the payment of declared dividends on the issuer's shares: ***From 15.07.2005 to 15.12.2005***

The form and other conditions of the payment of declared dividends on the issuer's shares: ***In cash***

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2004***

Total amount of dividends paid on all ordinary shares of the issuer for the report period for which the resolution on payment (declaration) of dividends was adopted: ***0 ruble***

Other data on declared and/or paid dividends on ordinary shares: *none*

For year 2004

Category and type of shares: ***preferred A type shares***

The size of declared (charged) dividends on the issuer's preferred A type shares as per one share: ***2,5082 rubles***

The amount of declared (charged) dividends in total on all preferred A type shares: ***205 630 774 rubles***

The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was passed: ***28.06.2005***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was passed: ***№ 5 of 30.06.2005***

The time period established for the payment of declared dividends on the issuer's shares: ***From 15.07.2005 to 15.12.2005***

The form and other conditions of the payment of declared dividends on the issuer's shares: ***In cash***

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2004***

Total amount of dividends paid on all preferred A type shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was passed: ***0 ruble***

Other data on declared and/or paid dividends on preferred shares: *none*

The issuers who had issued **the bonds** on which the income was paid should provide the following data:

Kind of securities: ***bonds***

Series: ***BT - 1***

Form: ***paper bearer***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-43-00137-A***

State registration date: ***24.01.2003***

State registration date of the report on the bonds issue results: ***14.03.2003***

The quantity of the bonds of the issue: ***1 000 000 pieces***

Face value of each bond of the issue: ***1 000 rubles***

The amount of the bonds issue at face value: ***1 000 000 000 rubles***

Type of yield paid on the bonds of the issue: ***interest (coupon)***

The size of the yield due to payment in cash on the issue bonds as per one bond: ***37,40 rubles (15% annual)***

The total size of the yield due to payment in cash on all the issue bonds: ***37 400 000 rubles***

The time period established for the payment of yield on the issue bonds: ***till 21.02.2006***

The form and other conditions of the payment of yield on the issue bonds:

In Russian Federation currency, in non-cash form

Report period (year, quarter) for which the yield for the issue bonds was (is) paid: *2. 3, 4 quarters of year 2003;* ***1,*** *2, 3, 4 quarters of year 2004,*

Quarters 1 and ***2 of year 2005.***

Total size of yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 2 of 2003 (23.05.2003) – 11 840 000 rubles

Quarter 3 of 2003 (22.08.2003) - 11 840 000 rubles

Quarter 4 of 2003 (21.11.2003) – 41 140 000 rubles

Quarter 1 of 2004 (24.02.2004) – 41 590 000 rubles

Quarter 2 of 2004 (24.05.2004) – 37 810 000 rubles

Quarter 3 of 2004 (23.08.2004) – 37 400 000 rubles

Quarter 4 of 2004 (22.11.2004) – 37 400 000 rubles

Quarter 1 of 2005 (21.02.2005) – 37 810 000 rubles

Quarter 2 of 2005 (23.05.2005) – 37 400 000 rubles

The reasons of non-payment of the yield: *the yield was paid in full*

Other data on the yields on the issue bonds: *none*

Kind of securities: ***bonds***

Series: ***10 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-10-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***488 pieces***

Face value of each bond of the issue: ***2 500 rubles***

The amount of the bonds issue at face value: ***1 220 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of the yield on the issue bonds: ***till 06.11.2003***

The form and other conditions of the payment of the yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarter 4 of 2003*

Total size of yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 4 of 2003 - 6 768 rubles

Reasons of non-payment of the yield:

Other data on the yield on the issue bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***11 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-11-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***280 pieces***

Face value of each bond of the issue: ***2 500 rubles***

The amount of the bonds issue at face value: ***700 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of the yield on the issue bonds: ***till 06.11.2003***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarters 1, 2, 3 and 4 of year 2003*

Total size of the yield paid on all bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 144 rubles

Quarter 2 of 2003 - 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble
Other data on the yield on the issuer bonds:
The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***18 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-18-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***182 pieces***
Face value of each bond of the issue: ***6 000 rubles***
The amount of the bonds issue at face value: ***1 092 000 rubles***
Type of yield paid on the issue bonds: ***interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***
The form and other conditions of the payment of yield on the issue bonds: ***in rubles***
Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004*
Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:
Quarter 1 of 2003 – 0 ruble
Quarter 2 of 2003 – 117,7 rubles
Quarter 3 of 2003 - 0 ruble
Quarter 4 of 2003 - 0 ruble
Quarter 1 of 2004 – 1 105,60 rubles
Other data on the yield on the issuer bonds:
The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***19 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-19-00137-A***
State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***70 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***420 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004*

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 52 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Quarter 1 of 2004 – 0 ruble

Other data on the yield on the issuer bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***20 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-20-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***405 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***2 430 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004*

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 1 144 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 52 rubles

Quarter 1 of 2004 – 0 ruble

Other data on the yield on the issuer bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***21 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-21-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***288 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***1 728 000 rubles***

Type of the yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004*

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 5 441,34 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 1 701,93 rubles

Quarter 1 of 2004 – 0 ruble

Other data on the yield on the issuer bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***22 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-22-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***417 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***2 502 000 rubles***

Type of the yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004*

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 44,19 rubles

Quarter 2 of 2003 – 69,37 rubles

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 74,37 rubles

Quarter 1 of 2004 – 0 ruble

The reasons of the yield non-payment:

Other data on the yield on the issuer bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***24 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-24-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***500 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***3 000 000 rubles***

Type of the yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money terms***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004*

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 364,38 rubles

Quarter 2 of 2003 – 109,13 rubles

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Quarter 1 of 2004 - 0 ruble

Other data on the yield on the issuer bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***25 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-25-00137-A***

State registration date: ***25.10.2002.***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***180 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***1 080 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***till 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarters 1, 2, 3 and 4 of year 2003, quarter 1 of year 2004*

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 92,54 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Quarter 1 of 2004 - 0 ruble

Other data on the yield on the issuer bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***1 - C***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-27-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***143 890 pieces***

Face value of each bond of the issue: ***100 rubles***

The amount of the bonds issue at face value: ***14 389 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield which was due to payment on the issue bonds in money form as per one bond: ***the size of the yield cannot be indicated in money terms as the period of repayment (yield payment) of each bond is different. Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.***

The total size of the yield which was due to payment on the issue bonds in money form for all the bonds of the issue: ***882 750,80 rubles***

The time period established for the payment of yield on the issue bonds:

From 07 .06.2003 till 07.06.2005

The form and other conditions of the payment of yield on the issue bonds: ***cash, non-cash. The payment is made on the basis of the bonds owner application within 30 days since the date of the application filing.***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarters 3 and 4 of year 2003, quarters 1, 2, 3 and 4 of year 2004*

Quarters 1and 2 of year 2005

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 3 of 2003 - 34 619,1 rubles

Quarter 4 of 2003 - 19 427,85 rubles

Quarter 1 of 2004 - 34 472,83 rubles

Quarter 2 of 2004 - 14 527,62 rubles
Quarter 3 of 2004 - 9 421,07 rubles
Quarter 4 of 2004 – 14 026,74 rubles
Quarter 1 of 2005 - 57 446,40 rubles
Quarter 2 of 2005 – 223 320,42 rubles
Other data on the yield on the issue bonds: ***The payment of the yield on the issue bonds is made by the issuer since 07.06.2003 – the date of the bonds repayment start.***
As of the report date the amount of yield unclaimed by the bonds' holders is 475 488,77 rubles.

Kind of securities: ***bonds***
Series: ***1 - У***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-33-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***18 246 pieces***
Face value of each bond of the issue: ***100 rubles***
The amount of the bonds issue at face value: ***1 824 600 rubles***
Type of yield paid on the issue bonds: ***interest***
The size of the yield which was due to payment on the issue bonds in money form as per one bond: ***0,1 ruble***
The total size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***1824,6 rubles***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 29.06.2003
The date of the repayment end: 29.06.2004
The form and other conditions of the payment of yield on the issue bonds: ***in rubles***
Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarters 3 and 4 of year 2003, quarters 1 and 2 of year 2004*
Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:
Quarter 3 of 2003 - 39,7 rubles
Quarter 4 of 2003 - 1 277,4 rubles
Quarter 1 of 2004 - 16,40 rubles
Quarter 2 of 2004 – 491,10 rubles

Other data on the yield on the issue bonds: *none*

Kind of securities: ***bonds***
Series: ***2 - У***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-34-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***500 pieces***
Face value of each bond of the issue: ***2000 rubles***
The amount of the bonds issue at face value: ***1 000 000 rubles***
Type of yield paid on the issue bonds: ***interest***
The size of the yield which was due to payment on the issue bonds in money terms as per one bond: ***Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% annual of the bond face value.***
The size of the yield which was due to payment on the issue bonds in money terms for all the bonds of the issue: ***Interest on the bond is charged under the condition of its submission for repayment for the period staring from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 0,1% annual of the bond face value multiplied by 500.***
The time period established for the payment of yield on the issue bonds:
The date of the repayment start: 01.01.2005
The date of the repayment end: 31.12.2005
The form and other conditions of the payment of yield on the issue bonds: ***in rubles***
Report period (year, quarter) for which the yield on the issue bonds was (is) paid: ***quarter 2 of year 2005***
Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:
Quarter 1 of 2005 – 2081,66 rubles
Quarter 2 of 2005 – 142,76 rubles
Other data on the yield on the issue bonds: *none*

8.10. Other data

There are no other data on the issuer and its securities as stipulated by Federal law "On securities market" or other federal laws.

OJSC "VOLGATELECOM"

SUPPLEMENT TO
QUARTERLY REPORT OF THE ISSUER OF ISSUING SECURITIES FOR
QUARTER II OF YEAR 2005

Supplement to item № 5.1. **Data on the structure and scope of competence of the issuer's management bodies.**

APPROVED by

OJSC "VolgaTelecom" Board of directors

March 11, 2004

The Code of
Corporate governance of
OJSC "VolgaTelecom"

Nizhny Novgorod city, 2004

Table of contents:

Introduction

Open Joint Stock Company "VolgaTelecom" (hereinafter – the Company) is the largest telecommunications services operator of Povolzhskyi region of Russia.

Realizing its mission in meeting the customers' needs in high quality and reliability communication services, proceeding from the intent to develop as modern company capable of attracting the investments for the solution of these tasks, meeting high business, technological and financial standards, the Company voluntary takes upon itself to follow the principles and rules of corporate governance of this Code in its activity.

The purpose of adopting this Code by the Company is to form and implement to day-to-day activity the principles and the rules of corporate governance contributing to successful development of the Company expressed first of all in long-term prospects of the Company's development, in the growth of its value, in meeting legitimate interests and rights of all the stockholders and in forming positive image of the Company between the stockholders, employees, the Company's customers and other interested parties.

The principles and the rules contained in this Code meet international standards of the best practice of corporate governance and represent higher, as compared with current legislation, level of functioning of management and control bodies, of business culture and compliance with high ethical norms.

As the practice of corporate management in Russia and abroad develops, the Company will improve the rules and principles of corporate governance stated in this Code and ensure their more complete abidance in its day-to-day activity.

1. The principles of corporate governance

1.1. Corporate governance is the system of principles, norms and rules in accordance with which the relations between stockholders, members of the Board of directors, the Company's executive bodies and other interested parties are regulated.

1.2. The Company commits itself to perfect corporate management in accordance with the principles ensuring:

- Factual opportunity for the stockholders to exercise their rights related to participation in the Company;
- Equal treatment of stockholders possessing the shares of the same type (category), including minority and foreign stockholders;
- Exercising by the Board of directors of strategic management of the Company's activity and efficient control by the Board of directors over the activity of the Company's executive bodies, and also the accountability of the members of the Board of directors to the Company's stockholders;
- Reasonable and bona fide exercising by the Company's executive bodies of efficient management of the Company's current activity in the interests of ensuring its long-term, stable development and obtaining profit by the stockholders from this activity; the accountability of executive bodies to the Company's Board of directors and its stockholders;
- Timely disclosure of exact and true information on the Company, including on its financial status, economic indicators, the structure of property and management, essential corporate actions in order to ensure the opportunity to take informed decisions by the Company's stockholders and investors;
- Efficient control over the Company's financial-economic activity in order to protect the rights and legitimate interests of the stockholders;
- Observance of legitimate rights of the Company's employees, development of partnership relations between the Company and the employees in solution of social issues and regulation of labor conditions;
- Active cooperation of the Company with investors, creditors and other interested parties in order to increase the Company's value, including the growth of its assets, the price of shares and other securities, raising its reputation.

1.3. The Company realizes the importance of perfecting the corporate governance of its affiliated and dependent companies and seeking to ensure the openness and transparency of the activity of the said organizations and also to introduce the basic principles of this Code in them.

2. The rights of the Company's stockholders

2.1. In its activity the Company proceeds from the fact that its management and control bodies, and first of all the Board of directors, the Company's Management board and General director ensure the observance of rights and protection of the Company's stockholders interests.

2.2. The Company to the maximum ensures reliable and efficient accounting of property rights of the stockholders for the shares by transferring the functions of depositing and keeping the register of stockholders to a specialty registrar who is independent in relation to the Company and has proper technical facilities and control systems ensuring qualitative keeping and safety of the register data, the registrar acting on the

basis of license in accordance with the requirements of current legislation.

2.3. The stockholders have the right in their discretion to freely dispose of the shares in their possession, to perform any acts not contradicting the law and not violating the rights and law protected interests of other parties, including the transfer of their shares to the possession of other persons.

2.4. In its activity the Company proceeds from regular and timely ensuring of receipt by the stockholders of exact and complete information allowing for them to take optimal decisions on the issues of the Company's activity and disposal of securities in their possession.

2.5. The Company ensures the right of the stockholders to participate in the management of the Company's activity and adoption of decisions on the most important issues of the Company's activity. The Company observes the stockholders' right to get profit share of the Company in the form of dividends and tends to the predictability of the Company's dividend policy for the stockholders. The Company will conduct the policy aimed for the receipt by the stockholders of dividends of the declared amount and within short-term period.

2.6. The Company expects that the stockholders will not abuse the rights granted to them and will not perform the acts aimed at causing harm to other stockholders or to the Company.

3. General meeting of stockholders

3.1. The Company complies with the requirements of Russian Federation legislation to the procedure of preparation and holding of general meeting of stockholders and makes efforts to perfect the procedures of preparation and holding of general meetings of stockholders.

3.2. The procedure of preparation and holding of general meeting of stockholders is regulated by the Charter and the internal document of the Company – "Provision on the procedure of holding general meeting of OJSC "VolgaTelecom" stockholders (hereinafter – the Provision on holding general meeting of stockholders).

3.3. The Company applies the methods of giving notice to the stockholders on the convocation of general meeting of stockholders, these methods ensure timely provision of the information to all the persons included into the list of persons having the right to participate in general meeting of stockholders.

3.4. Along with the major method of notifying the stockholders by mailing a communication about holding the meeting to every stockholder, the Company uses additional channels: publication of information about holding general meeting of stockholders in one nationwide daily – "Rossiiskaya gazeta" having one of the largest readership circulation in the country, and also in a number of leading mass media of Russian Federation subjects on the territory of which the Company is operating. The Company uses its corporate Internet site www.volgatelecom.ru as an additional method of notifying the stockholders on holding general meeting.

3.5. The Company tends to extend the time period for notification of the stockholders about the upcoming general meeting and to notify the stockholders about holding general meeting of stockholders at least 30 days prior to the date of its

holding, if the legislation does not stipulate a longer period.

3.6. The Company tends to expand the content of communication about holding general meeting of stockholders and to provide in the communication about holding of formal general meeting the information about the beginning and the end of registration and the location of registration, and in case of absentee voting – the date to which the voting ballots should be received.

3.7. The Company provides the stockholders participating in the general meeting the opportunity to familiarize with the information providing complete insight of the Company's activity required for taking informed, better decisions on the issues of the agenda of the general meeting. The stockholders can familiarize with the information:

- At the location of the Company's executive body,
- In the Company's branches,
- At the Company's website in the Internet: www.volgatelecom.ru

3.8. The volume of information provided to the stockholders is defined by the Charter and the Provision on the procedure of holding general meeting of stockholders.

3.9. The persons having the right to participate in stockholders' general meeting are provided the following information (materials) in the procedure and to the address (addresses) indicated in the communication about holding general meeting of stockholders:

- Annual accounting statement, including auditor's report, the Company's Auditing committee report based on the results of the check of the annual accounting statement,

- Data on the candidates to the Company's Board of directors, to the Company's Auditing committee,
- The draft of changes and addenda introduced to the Company's Charter, or the draft of the Company's Charter in a new wording,
- The drafts of the Company's internal documents,
- The drafts of other documents the adoption of which is stipulated by the drafts of resolutions of the stockholders' general meeting,
- The drafts of resolutions of the stockholders' general meeting,
- Other information (materials) required for provision in accordance with current legislation,
- Other information (materials) for adopting the resolutions on the issues of the agenda of the stockholders' general meeting included by the Board of directors in the list of information (materials) provided to the stockholders during the preparation to holding the stockholders' general meeting.

3.10. For exercising the right of stockholders to participate in general meeting, the Company adopts internal documents ensuring in accordance with legislation the rights of stockholders to demand the convocation of general meeting and bring forward the motions in the meeting's agenda, the capability to duly get prepared for participation in the stockholders' general meeting, and also the capability of exercising the right of vote by each stockholder.

3.11. In its internal documents the Company defines the rules and the procedure of holding general meeting of stockholders in such a way so that they ensure equal treatment of all stockholders, facilitate stockholders' participation in the general meeting and expression of their opinion on the issues put on the meeting's agenda.

3.12. Stockholders (stockholder) who are in total the owners of at least 2 percent of the Company's voting shares have the right to introduce the issues to the agenda of annual general meeting of stockholders, to nominate candidates to the Company's Board of directors, to the Company's Auditing committee. Stockholders who are the owners of at least 10 percent of the Company's voting shares have the right to convene extraordinary general meeting of stockholders. The specified stockholders (stockholder) do not submit the extract from stockholders' register in case, if their rights for the shares are accounted for in the system of keeping the register of stockholders, if their rights for the shares are accounted for at custody account at depositary then it is sufficient to submit the extract from custody account of the depositary.

3.13. The Company provides the stockholders who possess at least 1% of votes the capability of familiarizing with the list of persons having the right to participate in stockholders' general meeting starting from the date of announcement of holding stockholders' general meeting and to the date of closing of formal general meeting of stockholders, and in case of absentee general meeting of stockholders – to the date of the end of acceptance of ballots for voting at the location of the executive body.

3.14. When forming the agenda of the stockholders' general meeting the Company defines the issues of the agenda in such a way so that to avoid their different or ambiguous interpretation.

3.15. The Company provides the registration of the participants of stockholders' general meeting; this registration provides the capability to all the stockholders wishing to participate in the general meeting to come through this procedure before the general meeting beginning. The description of this procedure is stated in the Provision on the procedure of holding stockholders' general meeting.

3.16. The Company provides the rules of order of stockholders' general meeting which guarantee reasonable, equal capability to all the stockholders present at the meeting to express their opinion and ask questions on the agenda.

3.17. In order to provide the stockholders the capability of getting answers to their questions the Company commits to secure the presence of the members of the Board of directors, representatives of the executive bodies and the Company's Auditing committee at the stockholders' general meeting.

3.18. The Company tends to secure the presence of candidates to the new structure of the Company's Board of directors and the representatives of the Company's auditor at the stockholders' general meeting.

3.19. The Company tends to exclude any doubts in the correctness of totaling the results of voting and for this purpose it transfers the functions of the Company's counting commission to an independent registrar and provides the totaling of the results of voting and their disclosure before the closing of the stockholders' general meeting.

3.20. When defining the location, the date and the time of holding general meeting of stockholders the Company proceeds from the necessity to provide the stockholders with real and light capability to participate in the meeting.

4. The Company's Board of directors

4.1. The Board of directors is a joint management body of the Company carrying out general management of its activity, excluding the solution of issues referred by federal laws and the Company's Charter to the competence of stockholders' general meeting and the Company's executive body.

4.2. The basic purposes of the activity of the Board of directors are the control over ensuring the efficient management of the company's activity in order to ensure long-term, stable development of the Company, the growth of its value, protection of rights and legitimate interests of the stockholders.

4.3. The major trends of the activity of the Board of directors are:

- Strategy formulation of the Company's development and control over its implementation;
- Control over the activity of the executive bodies;
- Ensuring the efficient activity of the system of internal control and risk management;
- Ensuring the protection of stockholders' rights and also contributory influence in the settlement of corporate conflicts.

4.4. In the course of preparing and adopting the decisions the Board of directors tends to take into account the interests of labor collective, partners, creditors, local public and other interested groups of the Company.

4.5. The purposes, principles of activity, competence, operating procedures of the Board of directors, the rights and duties of the members of the Board of directors are stated in the Charter and in the Company's internal document "Provision on the Board of directors of OJSC "VolgaTelecom".

4.6. In its decisions the Board of directors proceeds from the necessity to act right in relation to all the stockholders, and may not take into account the interests of only some single group of stockholders. The Board ensures the creation of the system of identifying and settlement of potential conflicts of interests both between its members and in the activity of the executive body.

4.7. The Board of directors ensures equal conditions to all the stockholders to exercise their rights.

4.8. The Company's Board of directors holds its sessions at least once a month in accordance with the approved action plan. The sessions of the Board of directors may be held in the form of joint attendance (including by using conference call) or in the form of absentee voting. The company tends to the fact that the decisions on the most important issues of its activity, such as the approval of the Company's budget, the strategies of development, assessment of work of executive bodies and determination of remuneration of its members, recommendation of the candidate of external auditor are adopted by holding the session of the Board of directors in the form of joint attendance.

4.9. The Board of directors defines the priority trends of the Company's activity and approves the annual budget, the strategies and the programs of the Company's development, and also carries out the control over their implementation.

4.10. The Board of directors creates and maintains the necessary controls over the activity of the Management board and the General Director, including monitoring and assessment of the results of their activity as compared with the approved plans.

4.11. The Board of directors regularly assesses the activity of the Company's executive bodies, top managers and the activity of the Board of directors itself, including the development, approval and modification of the system of remuneration of the key managers.

4.12. The Board of directors tends to create a transparent system of remuneration and compensation of expenses related to execution of its functions by the Board of directors. Remuneration and compensations to the members of the Board of directors should match their contribution to the activity of the Board and to the Company's development. The information about the total amount paid as remuneration and compensations to the members of the Board of directors for the last accomplished fiscal year is reflected in the Company's annual report approved by the stockholders' general meeting and also in the issuer's quarterly reports.

4.13. The Board of directors ensures the creation of the system of financial risks management which would allow for the assessment of risks the Company faces in the course of its activity; the purpose of this system is to minimize negative implications of such risks.

4.14. The Company proceeds from the fact that the persons nominated to the structure of the Board of directors should enjoy the stockholders' confidence and have knowledge, skills and experience required for adopting the decisions on the issues related to the competence of the Board of directors and allowing for efficient execution of the functions of a member of the Company's Bard of directors. The Company will tend to state in its internal documents specific requirements to the members of the Board of directors as regards the qualification, professional experience and ethical norms of their activity.

4.15. The Company tends to expand the information on the candidates to the Board of directors which is provided to the stockholders before general meeting, and in particular on such items as professional experience and qualification of a candidate, the nature of his (her) relations with the Company, its affiliated structures and separate groups of stockholders, on availability or lack of conflict of interests of a candidate as regards his (her) election to the structure of the Board of directors.

4.16. The structure of the Board of directors should ensure its efficient operation, taking into account different interests and points of view while elaborating decisions and resolutions. Quantitative and qualitative composition of the Board of directors should conform to the legislation requirements imposed to the structure of the board of directors, in particular the correlation between executive and non-executive directors. The Company tends to the fact that outside, independent members of the Board of directors have the opportunity to make essential input into the discussion and adoption of the most important resolutions and decisions.

4.17. The major requirement of the Company to an independent director is the ability to give independent estimations of the issues under discussion, which assumes the lack of any circumstances that may affect the formation of his (her) opinion.

4.18. A member of the Board of directors meeting the following requirements is considered to be an independent director:

- not being during the last three years and not being currently an official (manager) or the Company's employee, and also an official or an employee of the

management organization of the Company;

- not being an official of another company in which any official of the Company is a member of staff or rewards committee of the Board of directors;
- not being an affiliated person of an official (manager) of the Company (an official of the management organization of the Company);
- not being an affiliated person of the Company, excluding a member of the Company's Board of directors;
- not being a party under liabilities with the Company in accordance to the terms and conditions of which he (she) may acquire the property (receive cash assets) the value of which is 10% and more per cent of his (her) joint, annual income apart from receiving remuneration for participation in the activity of the Board of directors;
- not being a large contracting party of the Company (the contracting party, which has within a year effected deals with the Company in the total amount equal to 10 or more percent of the balance sheet assets of the Company);
- not being the representative of the state.

4.19. The Company requires that from time to time the independent director makes a written declaration, disclosing the information allowing for ascertaining whether he is an affiliated person in relation to the stockholders or contracting parties of the Company, and also with their affiliated persons.

4.20. The members of the Board of directors must perform the obligations they are charged with, bona fide and rationally in the Company's interests. The member of the Board of directors may not disclose and use in third party's personal interests the confidential information of the Company and insider information.

4.21. The Board of directors of the Company is elected at the General meeting of stockholders by cumulative voting, which contributes to the consideration of opinions of all stockholders, including those possessing modest block of shares (minority stockholders).

4.22. For the purpose of effective functioning of the Board of directors the Company establishes Committee on corporate governance, Staff and Rewards Committee, Committee on Budget and Investment planning. The purpose of the specified Committees is to preliminary consider the most important issues and the preparation of recommendations to the Board of directors for making resolutions on these issues. The Board of directors may also establish other permanent or interim committees, as required, for the consideration of single or short- term issues and problems.

4.23. The procedure of sessions of the Board of directors is stipulated by the Provision on the Board of directors of the Company. The Company perfects the given procedure so that it ensures to the maximum the opportunity for the members of the Board of directors to get duly prepared to the session of the Board of directors.

5. The Company's executive bodies

5.1. For the purpose of providing operative management of the Company, the Board of directors establishes joint executive body (the Management board) and appoints single executive body (General Director) of the Company. The Chairman of the Management board is in charge of the Management board and directs it, and holds the post of the General Director.

5.2. The Management board and the General Director are accountable to the Board of directors of the Company. They exercise their activity in strict conformity

with the requirements of the current legislation, the Charter of the Company and the "Provision on the Management board of OJSC "VolgaTelecom", and also on the basis of the provisions of the present Code.

5.3. The competence of executive bodies of the Company is defined by the Charter of the Company. The consideration of issues beyond the limits of usual economic activity of the Company and of the issues within the limits of usual economic activity of the Company but having an important effect on the Company is referred predominantly to the competence of the joint executive body.

5.4. The General Director and the Management board of the Company admit their liabilities in relation to the stockholders and are aimed at bona fide and competent performance of obligations on the current activity management providing steady and long-term development of the Company.

5.5. At the formation of the structure of executive bodies, the Company prevents a sharer, the General Director (Corporate executive), the members of the management board or an employee of the legal entity which is the Company's competitor, from being the members of the executive bodies of the Company.

5.6. The members of the Management board, including the General Director, must avoid actions resulting or capable to result in conflicts between the interests of the Company and their own interests, and in the case of such conflict must disclose the information about this conflict to the Board of directors.

5.7. The Management board is responsible for the timely providing the members of the Board of directors with information and materials, necessary for performance of their functions, in time allowing for studying them in full.

5.8. The Management board of the Company establishes the system of internal control and monitoring of risks related to the Company's activity, with the purpose of early revelation of tendencies capable to have negative impact on the current results of activity and the realization of perspective plans of the Company's development. The Management board and the General Director submit the information about facts capable to cause the most serious risks for the Company and motions on the prevention of crisis situations related to such risks to the Board of directors.

5.9. The General Director and the members of the Management board must have high business reputation. The executive bodies of the Company in their cooperation with business associates are guided by the high standards of business ethics; follow the principles of building long-term relations, development of interaction and mutually advantageous cooperation.

5.10. The General Director and the members of the Management board are responsible for violations of provisions on the use of confidential, official and insider information of the Company.

5.11. The remuneration of the General Director and of the members of the Management board corresponds to their participation in the Company's activity and to their role in the development of the Company. The criteria determining the amount of remuneration of the members of the Management board and the procedure of its payment are defined by the "Provision on the Management board of OJSC "VolgaTelecom" and by the resolutions of the Board of directors. The information on the total amount of remunerations paid to the members of the Management board in the last completed

fiscal year is reflected in the quarterly statements of the Company.

6. Corporate secretary of the Company

6.1. The main task of the Corporate secretary of the Company is to provide observance of the procedural requirements guaranteeing realization of the rights and interests of shareholders of the Company by bodies and officials of the Company.

6.2. The Corporate secretary of the Company contributes to raising the effectiveness of work of the Board of directors, to raising the level of transparency of the Company, of the effectiveness of the Company's cooperation with its stockholders and other participants of corporate relations.

6.3. The Corporate secretary of the Company is appointed to the post and dismissed by the Board of directors, and is accountable to the Board of directors. The Corporate secretary of the Company provides performance of the following functions:

- organization of preparation and holding of the General meetings of stockholders in accordance with requirements of the legislation, the Charter of the Company and "The Provision on the procedure of holding the General meeting of stockholders";
- organization of preparation and holding of the sessions of the Board of directors and of its Committees' meetings, in accordance with requirements of current legislation, the Charter of the Company, the Provision on the Board of directors and the Provisions on the Committees of the Board of directors;
- assistance to the members of the Board of directors in performance of their functions;
- providing disclosure (submittal) of information about the Company and storage of the Company's documents;
- providing duly consideration by the Company of the stockholders' applications and settlement of conflicts, concerning the violation the stockholders' rights;
- notification of the Chairman of the Board of directors of all facts preventing the observance of procedures subject to ensuring by the Corporate secretary of the Company;
- providing disclosure of information about the Company to the stockholders and interested persons.

6.4. Rights, duties, size of remuneration and responsibilities of the Corporate secretary of the Company are defined by internal documents of the Company, and also by the contract concluded by him/her with the Company. The contract is signed on behalf of the Company by the Chairman of the Board of directors of the Company.

6.5. The Corporate secretary of the Company must possess knowledge necessary for performance of his/her functions, and also enjoy confidence of shareholders and of the members of the Board of directors.

6.6. With a view of controlling the effective performance by the Corporate secretary of his/her duties, the apparatus of the Corporate secretary of the Company may be established.

6.7. If the Corporate secretary of the Company is not appointed, his/her functions are performed by the Secretary of the Board of directors or by corresponding

structural sub-divisions of the Company.

7. The disclosure of information about the Company

7.1. The Company's policy of disclosure of information about its activity is aimed at timely and full report of this information to all persons interested in receiving the information in the amount necessary for making a better decision about participation in the Company or taking other actions capable to influence the financial and economic activity of the Company.

7.2. The main principles of disclosure of information about the Company are regularity and efficiency of its submission, availability for the majority of stockholders and other interested persons, its authenticity and the completeness of its content, observance of reasonable balance between the exposure and commercial interests of the Company.

7.3. At the disclosure of information about the Company's activity, the Company provides equal treatment in relation to all groups of beneficiary of the information and prevents priority of one group of beneficiaries of the information over the others.

7.4. The Company's choice of information dissemination channels is based on the principle of providing free, clear access not connected with exorbitant charges, of the interested persons to the disclosed information.

7.5. The Company provides the disclosure of information on all essential issues of the Company's activity by satisfying the requirements established by the legislation of Russian Federation and regulations, principles of corporate governance and formed international practice.

7.6. The Company pays special attention to the disclosure of information about its property structure.

7.7. The management and competent employees of the Company submit the information at the meetings with investors and stockholders of the Company, at cooperation with rating agencies, at press conferences, and also by means of publications in the mass media, brochures and booklets. The information is also disclosed at the website of the Company in the Internet: www.volgatelecom.ru

7.8. The Company fixes the principles of information policy in the internal document - Provision on the information policy.

7.9. The Company reports annually to the stockholders about its activity. The content of information allows the stockholders to appraise the results the Company's one year activity. The annual report contains and in particular:

- the role of the Company in the industry;
- the foreground areas of the Company's activity;
- the report of the Board of directors on the results of the Company's development in the foreground areas of its activity;
- the development prospects of the Company;
- report on the payment of declared (accrued) dividends;
- description of the main risk factors, related to the Company's activity;
- the list of deals effected by the Company in the fiscal year and considered by the legislation to be large deals and related party transaction; the essential

conditions of each deal and the body of management of the Company, which has approved each deal are to be indicated in the list;

- the structure of the Board of directors and its modifications in the fiscal year, information about the members of the Board of directors;
- information about the General Director of the Company and the members of the Management board, including their biographical data and holding of shares of the Company during the fiscal year;
- criteria of determining and the total amount of remuneration of the General Director, the members of the Management board and of the Board of directors of the Company, in accordance with the results of the fiscal year;
- information about the observance by the Company of the Code of corporate governance;
- the Company's Auditing committee certificate;
- independent auditor report.

7.10. The Company tends to the inclusion of additional information allowing the stockholders to make better decisions into its annual reports, for example: information about the number, the kind of clients and the dynamics of their modification; about the billing policy of the Company, about effecting technical policy of the Company and implementation of new technologies; the Corporate secretary's report; report on the work of the Board of directors and of the Management board; information on the stockholders' letters, applications and claims and corporate conflicts, results of reaction to them.

7.11. Taking charge of protection of official and commercial secret, the Company assumes the responsibility for non-disclosure of confidential information, and also effects control over the use of insider information. All employees of the Company are obliged to provide the protection of confidential information and to observe the rules related to the use of insider information.

8. Control over the financial and economic activity of the Company

8.1. The essential goal of control over the financial and economic activity is the protection of stockholders investments and of the Company assets. In the conditions of raising effectiveness and transparency of the system of management, internal control in the Company, this aim is achieved also by introduction of the corporate information system.

8.2. One of the priorities of the system of control of the Company is the prevention, revelation and limiting of financial and operational risks.

8.3. The control over the financial and economic activity of the Company is effected by the Auditing committee and by the internal audit department. An independent auditor is also involved in the control.

8.4. The Auditing committee is elected by the General meeting of stockholders in the procedure stipulated by the current legislation and by the Charter of the Company for a period of 1 year. The Company tends to the raising of competence of the Auditing committee members and of their ability to support objective comments. The Auditing committee effects control over the financial and economic activity of the entire Company, including its branches and the representation office.

8.5. To raise the effectiveness of control over the financial and economic activity the Company effects regular internal control. The internal audit department elaborates

procedures of internal control, subject to the Management board's approval.

8.6. The Board of directors effects control over the application of internal control procedures. The Board of directors effects preliminary approval of operations passing the limits established by the Company's annual budget.

8.7. For the purpose of examination and confirmation of the correctness of the annual financial records, the Company involves annually a professional auditor, whose material interests are not connected with the Company or its stockholders.

8.8. An independent auditor of the Company is approved by the General meeting of stockholders. The terms and conditions of the contract concluded with the auditor, including the amount of payment for its services, are approved by the Board of directors of the Company.

8.9. The Board of directors of the Company effects regular control aimed at the prevention of conflict of interests in the activity of the involved independent auditor.

8.10. The independent auditor effects the audit of the financial and economic activity of the Company in accordance with legal acts of Russian Federation, on the basis of the contract concluded with it. The audit of the Company is effected in the way allowing to receive objective and full information on the Company's activity as the result of the audit.

9. Dividends

9.1. The Company proceeds from the fundamental importance of ensuring the receipt by the stockholders of their share of the Company's profits in accordance with the number and categories of the shares they possess.

9.2. The dividend policy of the Company is based on the principle of rational distribution of the profit got by the Company with due account for its investment needs. The basic principle of the dividend policy of the Company is the investment of its profit only in the economically justified projects, contributing obviously to its steady and long-term development.

9.3. The resolution on the payment of annual dividends, the amount of the annual dividend and the method of its payment in respect of each category (type) of shares is passed by the General meeting of the stockholders.

9.4. The Company informs the stockholders about its dividend policy by means of placing the information in mass media and at the website of the Company in the Internet: www.volgatelecom.ru

9.5. The dividends declared by the Company are paid only by monetary assets.

9.6. The payment of dividends is made in the terms stipulated in the Charter of the Company and by the resolutions of the General meetings of the stockholders or in shorter terms.

10. Settlement of corporate conflicts

10.1. The Company attaches great importance to the timely prevention and just settlement of corporate conflicts.

10.2. In relation to the corporate conflicts the Company follows the principle of prevention of conflicts at the earliest stages of their occurring and attentive attitude towards them.

10.3. In the case of corporate conflict the Company occupies position based on the provisions of Russian Federation legislation.

10.4. If the subject of the corporate conflict is the issue referred to the competence of the Board of directors of the Company or to the competence of the single executive body, the Board of directors establishes interim Committee on the settlement of corporate conflicts.

10.5. In the case when the corporate conflict between the stockholders of the Company is capable to affect the Company's interests or the interests of other stockholders of the Company, the body of the Company responsible for consideration of such dispute decides whether the dispute affects the Company's interests or the interests of other stockholders or not, and also whether its participation is capable to contribute to the settlement of the corporate conflict or not.

10.6. With the consent of the stockholders who are the parties of the corporate conflict, the bodies of the Company (its members) may participate in the negotiations between the stockholders, submit to the stockholders the information in their disposal and which concerns the conflict and also documents, clarify the provisions of the legislation on joint stock companies, and the provisions of the internal documents of the Company, give advisory opinions and recommendations to the stockholders, prepare the drafts of documents on the settlement of conflicts for their signing by the stockholders, on behalf of the Company and within their competence assume responsibility in relation to the stockholders in the amount which is capable to contribute to the settlement of the dispute.

10.7. In case of impossibility to settle the corporate conflict between the Company and a stockholder (a group of stockholders), between the stockholders of the Company or between the stockholders and separate bodies of management of the Company, by other means, the dispute may be transferred to the Arbitration court for consideration.

Final provisions

The present Code is valid since the moment of its approval by the Board of directors.

The Board of directors at its sessions considers regularly the issues of observance of the present Code and ensures publication of information about results of consideration.

The Company will perfect the present Code in accordance with new standards of corporate governance in Russian and international practice, with due account for the interests of stockholders, of the Company and other interested groups.

Issues, not stipulated by the present Code, are regulated by the current legislation of Russian Federation, international contracts and agreements and by the Charter of the Company.

APPROVED by
OJSC "VolgaTelecom" Board of directors
On September 24, 2004
Minutes № 8 of September 27, 2004

The Chairman of the Board of directors of
OJSC "VolgaTelecom"
______________________ E.V. Yurchenko

Changes in the Code of
Corporate governance of
OJSC "VolgaTelecom"

Nizhny Novgorod city, 2004

In article 4 “The Company’s Board of directors” item 4.22. is to be stated in the wording “For the purpose of effective functioning of the Board of directors the Company establishes the Committees of the Board of directors realizing the functions for corporate governance, staff and remuneration, strategic development, audit, etc.

The Committees are designed for preliminary consideration of issues related to the competence of the Board of directors and for preparation of recommendations on them to the Board of directors”.

Supplement to item 7.2. The issuer's quarterly accounting statement for the last accomplished report quarter.

ACCOUNTING BALANCE-SHEET

As of June 30, 2005

			CODES
		Form № 01 by OKUD	0710001
		Date (year, month, day)	2005.06.30
Organization	OJSC "VolgaTelecom"	By OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Communication	By OKVED	64.20
Organizational-legal form/ownership form	Open Joint Stock Company /private	By OKOPF/OKFS	47/16
Measure unit:	Thousand rubles	By OKEI	384
Address:	603000, Nizhny Novgorod city, M.Gorky sq., Post House		
		Date of approval	
		Date of dispatch (receipt)	28.07.2005

ASSETS	Index code	Line code	As of the report period beginning	As of the report period end
1	2	2a	3	4
I. NON-CIRCULATING ASSETS				
Intangible assets	110	110	32	20
Fixed assets	120	120	19 786 083	19 654 617
Capital investments	130	130	1 204 444	1 857 173
Income-bearing placements into material valuables	135	135	1 177	1 172
Long-term financial investments	140	**140**	1 251 842	1 249 668
Including: Investments into subsidiary companies		141	1 219 442	1 229 354

Investments into dependent companies		142	21 860	12 425
Investments into other organizations		143	8 651	6 000
Other long-term financial investments		144	1 889	1 889
Deferred tax assets	145	145	301 197	185 033
Other non-current assets	150	150	1 687 359	2 084 231
Total for section I	190	**190**	24 232 134	25 031 914

ASSETS	Index code	Line code	As of the report period beginning	As of the report period end
1	2	2a	3	4
II. CURRENT ASSETS **Inventory**	210	**210**	854 899	805 821
Including: *raw materials, materials and other similar values*	211	211	688 631	611 258
WIP expenses (distribution costs)	213	213	81	252
Finished products and goods for resale	214	214	36 326	42 301
Goods shipped	215	215	24	246
Deferred expenses	216	216	129 833	151 760
Other inventory and expenses	217	217	4	4
VAT on acquired values	220	220	1 266 225	892 139
Accounts receivable (payments are expected in over 12 months after the report date)	230	**230**	28 497	22 368
Including: Buyers and customers	231	231	3 308	2 937
Advances made		232	3 313	1 082
Other debtors		233	21 876	18 349

Accounts receivable (payments are expected within 12 months after the report date)	240	**240**	1 474 566	2 088 040
Including: Buyers and customers	241	241	1 154 435	1 406 208
Advances made		242	147 338	206 461
Other debtors		243	172 793	475 371
Short-term financial investments	250	250	7 761	4 759
Money funds	260	260	344 723	488 120
Other current assets	270	270	707	3 275
Total for section II	290	**290**	3 977 378	4 304 522
BALANCE (sum of lines 190+290)	300	**300**	28 209 512	29 336 436

LIABILITIES	Index code	Line code	As of the report period beginning	As of the report period end
1	2	2a	3	4
III. CAPITAL AND RESERVES Charter capital	410	410	1 639 765	1 639 765
Additional capital	420	420	3 980 430	3 878 611
Reserve capital	430	430	81 988	81 988
Own shares redeemed from stockholders	411	440	-	-
Undistributed profit (uncovered loss) of past years	470	460	8 890 265	8 445 217
Undistributed profit (uncovered loss) of the report year	470	470	-	986 140
Total for section III	490	**490**	14 592 448	15 031 721
IV. LONG-TERM LIABILITIES Credit and loans	510	**510**	3 734 001	4 111 120
Including: Credits		511	2 631 000	4 029 890
Loans		512	1 103 001	81 230
Deferred tax liabilities	515	515	580 691	644 340
Other long-term liabilities	520	520	1 408 186	899 087
Total for section IV	590	**590**	5 722 878	5 654 547

V. SHORT-TERM LIABILITIES				
Credits and loans	610	**610**	3 513 292	3 928 452
Including:				
Credits		611	2 042 520	1 592 891
Loans		612	1 470 772	2 335 561
Accounts payable,	620	**620**	3 921 305	3 674 119
Including:				
Suppliers and contractors	621	621	2 584 322	2 347 915
Advances received	625	622	340 540	275 286
Backlog to the Company's personnel	622	623	65 279	242 892
Backlog to government extra-budgetary funds	623	624	42 952	91 648
Taxes and dues payable	624	625	393 226	160 537
Other creditors	625	626	494 986	555 841
Backlog to participants (founders) as regards income payment	630	630	29 411	567 526
Deferred revenues	640	640	230 372	220 198
Reserves of costs to be incurred	650	650	199 806	259 873
Other short-term liabilities	660	660	-	-
Total for section V	690	**690**	7 894 186	8 650 168
BALANCE (sum of lines 490+590+690)	700	**700**	28 209 512	29 336 436

Reference on available values represented at off balance sheet accounts.

Item description	Index code	Line code	As of the report period beginning	As of the report period end
1	2	2a	3	4
Rented fixed assets	910	901	301 591	491 212
Including under leasing	911	911	176 550	116 961
Inventory items accepted for safe custody	920	902	60 910	4 277
Goods accepted for commission	930	903	3 945	3 204

Receivables written-off as a loss of insolvent debtors	940	904	179 330	206 391
Received guarantees of liabilities and payments	950	905	3 976	4 165
Issued guarantees of liabilities and payments	960	906	8 116 121	8 375 156
Housing fund amortization	970	907	21 065	19 514
Depreciation of land development facilities and other similar objects	980	908	2 565	2 593
Communication services payment means		909	62 332	209 980

Item description	**Index code**	**Line code**	**As of the report period beginning**	**As of the report period end**
1	**2**	**2a**	**3**	**4**
Net assets		1000	14 822 820	15 251 919

PROFIT AND LOSS STATEMENT

For 1-st half year of 2005

			CODES
		Form № 02 by OKUD	0710002
		Date (year, month, day)	2005.06.30
Organization	OJSC "VolgaTelecom"	By OKPO	01142788
Taxpayer Identification Number	5260901817	TIN	5260901817
Activity type	Communication	By OKVED	64.20
Organizational-legal form/ownership form	Open Joint Stock Company/private	By OKOPF/OKFS	47/16
Measure unit:	Thousand rubles	By OKEI	384

Item description	Index code	Line code	For the report period	For similar period of the past year
1	2	2a	3	4
I. Income and expenses of ordinary activities				
Proceeds (net) from sale of goods, production, works, services (excluding VAT, excise and other compulsory payments)	010	010	10 207 779	8 722 605
Including from sales of: communication services		011	9 957 614	8 525 129
Prime cost of sold goods, products, works and services	020	020	(7 391 873)	(6 337 646)
Including: communication services		021	(7 194 538)	(6 175 380)
Sales profit (loss) (lines 010 -020)	050	**050**	2 815 906	2 384 959
II. OPERATING EARNINGS AND EXPENSES				
Interest receivable	060	060	4 587	3 982
Interest due	070	070	(398 635)	(252 439)
Earnings of participation in other organizations	080	080	33 369	42 477
Other operating earnings	090	090	145 168	37 469
Other operating expenses	100	100	(470 365)	(518 733)
III. NON-SALE INCOME AND EXPENSES				
Non-sale income	120	120	115 880	134 109
Non-sale expenses	130	130	(737 499)	(457 471)
Profit (loss) before tax (lines 050+060-070+080+090-100+120-130)	140	**140**	1 508 411	1 374 353

Income tax expenses (lines -151+/-152+/-153) including:		**150**	(522 318)	(405 435)
Deferred tax liabilities	142	151	(65 172)	(74 373)
Deferred tax assets	141	152	(116 163)	7 089
Current income tax	150	153	(340 983)	(338 151)
Profit (loss) of ordinary activities (lines 140-150)		**160**	986 093	968 918
IV. EXTRAORDINARY INCOME AND EXPENSES				
Extraordinary income		170	71	5
Extraordinary expenses		180	(24)	(28)
Net profit (undistributed profit (loss) of the report period) (lines 160+170-180)	190	**190**	986 140	968 895
FOR REFERENCE				
Income tax contingent expenses/gain		201	(362 030)	(329 839)
Recurrent tax liabilities	200	202	(178 925)	(114 582)
Recurrent tax assets	200	203	18 637	38 986

Item description	Index code	Line code	For the report period	For similar period of the past year
1	2	2a	3	4
Basic earnings (loss) per share		301	-	-
Diluted earnings (loss) per share		302	-	-

*** It is filled in the annual accounting statement**

Breakdown of separate profits and losses

Item description	Line code	For the report period		For similar period of the previous year	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Penalties, interest fines and the late payment fees recognized or according to decisions of court (arbitration court) on their collecting	401	13 259	(5 830)	12 116	(3 863)

Profit (loss) of past years	402	25 552	(140 332)	57 014	(38 132)
Indemnification of damage caused by default or inadequate execution of obligations	403	3 090	(731)	2 500	(647)
Exchange rate differences in operations with foreign currency	404	9 067	(2 105)	21 258	(14 720)
Deductions to assessed reserves	405	25 242	(93 215)	39 054	(333 873)
Writing-off of accounts receivable and payable	406	16 685	(1 534)	358	(1 158)

12g3-2(b)

QUARTERLY REPORT

Open Joint Stock Company "VolgaTelecom"

The issuer's code: **00137 - A**

For quarter IV of 2004

The issuer's location: Russian Federation, 603000, Nizhny Novgorod city, M.Gorky sq., Post House

The information contained in this quarterly report is subject to disclosure in accordance with Russian Federation legislation on securities

General Director / V.F. Lyulin /

Date: February 11, 2005

Chief Accountant / N.I. Popkov /

Date: February 11, 2005

Открытое акционерное общество "ВолгаТелеком" * г. Нижний Новгород * ВолгаТелеком

Contact person: Leading expert in securities
Mironova Elena Petrovna

Telephone: (8312) 34 22 10
Fax: (8312) 30 67 68
E-mail address: oaooep@sinn.ru

Internet web-site address where the information contained in this quarterly report is disclosed: http://www.volgatelecom.ru/?id=312

Table of contents

Introduction

Full and abbreviated brand name of the issuer:

Open Joint Stock Company "VolgaTelecom"

OJSC "VolgaTelecom"

The issuer's location:

Russian Federation, 603000, Nizhny Novgorod, M.Gorky sq., Post House

The issuer's contact telephone numbers:

(831 2) 33 20 47; 34 30 55

Fax: (831 2) 30 67 68

E-mail address: **gd@vt.ru**

The address of the web page in the Internet where the complete text of the issuer's quarterly report is published: **http://www.volgatelecom.ru/?id=312**

Basic data on the securities being placed (placed) by the issuer:

Type: ***shares***

Category: ***common***

Number of placed securities: ***245 969 590***

Face value: ***5 Rubles***

Method and period of placement:

Distribution between the stockholders

From 15.10.1996 to 15.10.1996

Method and period of placement:

Converting at reorganization

From 30.11.2002 to 30.11.2002

Other information:

By instruction № 03 – 2697/p of 14.11.2003 of Russia's FCSM additional issues of the issuer's

*issuing securities were consolidated, which resulted in the assignment to the issues of ordinary nominal paperless shares of state registration number **1 – 01 – 00137 – A** of November 14, 2003.*

Type: ***shares***
Category (kind): ***preferred A type***
Number of placed securities: ***81 983 404***
Face value: ***5 Rubles***
Method and period of placement:
Distribution between the stockholders
From 15.10.1996 to 15.10.1996
Method and period of placement:
Converting at reorganization
From 30.11.2002 to 30.11.2002
Other information:
*By instruction № 03 – 2697/p of 14.11.2003 of Russia's FCSM additional issues of the issuer's issuing securities were consolidated, which resulted in the assignment to the issues of preferred nominal, paperless shares of state registration number **2 – 01 – 00137 – A** of November 14, 2003.*

Type: ***bonds***
Series: ***BT - 1***
Number of placed securities: ***1 000 000***
Face value: ***1 000 Rubles***
Method, procedure and period of placement:
Public subscription
From 21.02.2003 to 21.02.2003
The price of placement or the procedure of its determination: ***1 000 Rubles.***
Terms and conditions of the guarantee: *The amount of guarantee is 1 000 000 000 (one billion) rubles, and also the sum of all incomes on the Bonds paid by the Issuer.*

The guarantor is obliged to be responsible for the execution of the Issuer's liabilities to pay the sum of the face value of all issued bonds, the joint coupon yield determined in accordance with the conditions of decision on placement and prospectus of bonds issue, and also for public irrevocable liabilities (offers) of the issuer to repurchase its bonds, the conditions and the procedure of which are defined in item 9 of "Decision on the bonds issue" and item 56.13 of "Issue Prospectus".

Other information:
Security kind: ***Guarantee***
The entity provided the guarantee:
Limited Liability Company "Financial group "Web-invest"

Type: ***bonds***
Series: ***1-О -- 26-О; 1-С -- 6-С; 1-У -- 10-У***
Total number of the issuer's securities - bonds: ***1 184 683***
Total value of securities at face value: ***1 069 750 100 Rubles***
The number of securities – bonds in circulation: ***1 141 678***
Total value of securities at face value in circulation:
1 063 646 100 Rubles
Face value: *see item 8.3.2*

Method, procedure and period of placement:

Converting at reorganization

From 30.11.2002 to 30.11.2002

Terms and conditions of guarantee: *no guarantee*

Other information:

Series 1-O -- 26 O - bonds of Orenburg branch

Series 1-C -- 6-C - bonds of Saratov branch

Series 1-У -- 10-У - bonds of Ulyanovsk branch

Series 1-O – 20-O, 22-O – 26-O – were paid off.

This quarterly report contains the estimations and forecasts of the issuer's authorized management bodies as regards future events and/or actions, prospects of development of the economy industry in which the issuer executes its core activity and the results of the issuer's activity, including the issuer's plans, probability of occurrence of certain events and making certain actions. The investors should not completely rely on the estimations and forecasts of the issuer's management bodies, as the actual results of the issuer's activity in the future may differ from the forecasted results for many reasons.

The acquisition of the issuer's securities is connected with the risks described in this quarterly report.

I. Brief data on persons forming the issuer's management bodies structure, data on bank accounts, on auditor, appraiser and on the issuer's financial adviser, and also on other persons signed the quarterly report

1.1. Persons, forming the issuer's management bodies structure

The issuer's Charter stipulates the following management bodies:

The issuer's single executive body – **General Director**

Lyulin Vladimir Fedorovich, year of birth - 1938

Collegial executive body – **Management board:**

Vystorop Vasilyi Petrovich, year of birth - 1949
Grigorieva Lyubov Ivanovna, year of birth - 1953
Dyakonov Mikhail Vasilievich, year of birth - 1954
Evdokimov Oleg Lvovich, year of birth - 1963
Elkin Sergey Leonidovich, year of birth - 1949
Korolkov Oleg Animpadistovich, year of birth - 1941
Kirillov Alexander Ivanovich, year of birth - 1956
Kormilitsyna Lyudmila Alexeevna, year of birth - 1955
Lyulin Vladimir Fedorovich, year of birth - 1938
Petrov Mikhail Victorovich, year of birth - 1973
Popkov Nikolai Ivanovich, year of birth - 1973
Sklyarov Ivan Petrovich, year of birth - 1948
Sipatova Taisiya Mikhailovna, year of birth - 1954
Shchukina Elvira Konstantinovna, year of birth - 1954

Collegial management body – **the Board of directors**

Andreev Vladimir Alexandrovich, year of birth - 1951
Bobin Maxim Victorovich, year of birth - 1975
Grigorieva Alla Borisovna, year of birth - 1967
Degtyarev Valeryi Victorovich, year of birth - 1957
Dudchenko Vladimir Vladimirovich, year of birth - 1973
Lyulin Vladimir Fedorovich, year of birth - 1938
Romskyi Georgyi Alexeevich, year of birth - 1956
Savchenko Victor Dmitrievich, year of birth - 1960
Fedorov Oleg Romanovich, year of birth - 1968
Chernogorodskyi Sergey Valerievich, year of birth - 1977
Yurchenko Evgenyi Valerievich, year of birth - 1968

1.2 Data on the issuer's bank accounts

Data on the cash balances attached at the bank accounts:
As of 01.01.2005 the issuer has no cash balances attached at the bank accounts.

The data on the issue's accounts payable collected in the bank in card catalogue:
As of 01.01.2005 the issuer is not involved in debts by the card catalogues in banks.

Data on the bank accounts of the issuer – OJSC "VolgaTelecom" as of 01.01.2005

№	Full and abbreviated brand name of the bank	TIN of credit organization	Account №	Account's type	BIC of credit organization	Correspondent account № of credit organization	The bank's division where the account is established (with indication of full requisites)	Number and date of conclusion of contract of bank's account	Date of tl account' opening
1	2	3	4	5	6	7	8	9	10
1	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442020001796	settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№09/03, 13.01.2003	13.01.20
2	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642020400003	business-account	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№01/02, 18.03.2003	18.03.20
3	Closed Joint Stock Company "International Moscow's Bank", CJSC "International Moscow's Bank"	7710030411	40702810200010369713	settlement	44525545	30101810300000000545	Representation office of CJSC "International Moscow's Bank" in Nizhny Novgorod city, 603155, Nizhny Novgorod, Semashko str., 12	No number of 18.07.2003	18.07.20
4	Closed Joint Stock Company "International Moscow's Bank", CJSC "International Moscow's Bank"	7710030411	40702840800010369714	Currency, current	44525545	30101810300000000545	Representation office of CJSC "International Moscow's Bank" in Nizhny Novgorod city, 603155, Nizhny Novgorod, Semashko str., 13	No number of 18.07.2003	18.07.20

5	Closed Joint Stock Company "International Moscow's Bank", CJSC "International Moscow's Bank"	7710030411	40702840400010369716	Special, transit, currency	44525545	30101810300000000545	Representation office of CJSC "International Moscow's Bank" in Nizhny Novgorod city, 603155, Nizhny Novgorod, Semashko str., 14	No number of , 18.07.2003	18.07.20
6	Closed Joint Stock Company "International Moscow's Bank", CJSC "International Moscow's Bank"	7710030411	40702840100010369715	Transit, currency	44525545	30101810300000000545	Representation office of CJSC "International Moscow's Bank" in Nizhny Novgorod city, 603155, Nizhny Novgorod, Semashko str., 15	No number of 18.07.2003	18.07.20
7	Open Joint Stock Company "Alfa-Bank", OJSC "Alfa-Bank"	7728168971	40702810500010002376	settlement	42202824	30101810200000000824	Nizhny Novgorod branch of OJSC "Alfa-Bank", 603005, Piskunov str., 45	No number of 25.07.2003	25.07.20
8	Open Joint Stock Company "Bank of foreign trade" , OJSC "Vneshtorgbank"	7702070139	40702810924000011872	settlement	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	№ 1872, 30.09.2003	30.09.20
9	Open Joint Stock Company "Bank of foreign trade" , OJSC "Vneshtorgbank"	7702070139	40702840224000011872	Current, currency US$	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	№ 1872, 02.02.2004	02.02.20
10	Open Joint Stock Company "Bank of foreign trade" , OJSC "Vneshtorgbank"	7702070139	40702840224000011872	Current, currency Euro	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	№ 1872, 02.02.2004	02.02.20
11	Open Joint Stock Company "Bank of foreign trade" , OJSC "Vneshtorgbank"	7702070139	40702840124000001872	Special, transit, currency US$	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	№ 1872, 02.02.2004	02.02.20
12	Open Joint Stock Company "Bank of foreign trade" , OJSC "Vneshtorgbank"	7702070139	40702840324000021872	Transit, currency US$	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	№ 1872, 02.02.2004	02.02.20
13	Open Joint Stock Company "Bank of foreign trade" , OJSC "Vneshtorgbank"	7702070139	40702978724000001872	Special, transit, currency Euro	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	№ 1872, 02.02.2004	02.02.20

14	Open Joint Stock Company "Bank of foreign trade" , OJSC "Vneshtorgbank"	7702070139	40702978924000021872	Transit, currency Euro	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	№ 1872, 02.02.2004	02.02.20
15	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810142020002011	settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№ 27/03, 24.02.2004	24.02.20
16	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840742020000276	Current, currency US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№ 27/03-01, 24.02.2004	24.02.20
17	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978342020000276	Current, currency Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№ 27/03-01, 24.02.2004	24.02.20
18	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840542020200276	Transit, currency US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№ 27/03-01, 24.02.2004	24.02.20
19	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978142020200276	Transit, currency Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№ 27/03-01, 24.02.2004	24.02.20
20	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840442020300276	Special, transit, currency US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№ 27/03-01, 24.02.2004	24.02.20
21	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978042020300276	Special, transit, currency Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№ 27/03-01, 24.02.2004	24.02.20
22	Joint-Stock Investment-Commercial Bank "New Moscow" (Closed Joint Stock Company), CJSC "Nomos-Bank"	7706092528	40702810900080070601	settlement	42282881	30101810300000000881	Nizhny Novgorod branch of CJSC "Nomos-Bank", 603000, Nizhny Novgorod, Studenaya str.,32	№PIO-PP-706, 20.04.2004	20.04.20

23	Joint Stock Bank of gas industry "GAZPROMBANK" (Closed Joint Stock Company), Branch of JSB "Gazprombank" (CJSC)	7744001497	40702810800000001352	settlement	42202764	30101810700000000764	Branch of JSB "Gazprombank" (CJSC) in Nizhny Novgorod, 603005, Piskunov str.,.3/5	№1352 of 09.12.2004	09.12.20
24	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027020100768	Receipts	43304609	30101810500000000609	Kirov's Branch of Savings Bank (BSB) № 8612 Kirov city, Derendyaev str.,25	№4312 , 10.02.2003	01.12.20
25	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627170100005	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Bogorodskoe, May 1-st str., 6	No number of 30.10.1997	01.12.20
26	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427350100038	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Zuevka, Opalev str.,38	No number of 30.10.1997	01.12.20
27	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810527180100001	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Nema, Mira str., 37	No number of 30.10.1997	01.12.20
28	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227220100012	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Uni, Lenin str., 6	No number of 30.10.1997	01.12.20
29	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627310100302	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Kirovo-Chepetsk town, Dzerzhinsky str., 6	No number of 30.10.1997	01.12.20
30	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227360100011	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Falenki, Svobody str., 79	No number of 30.10.1997	01.12.20
31	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727290100092	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Kotelnich town, Sovietskaya str., 96	No number of 30.10.1997	01.12.20
32	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027030100004	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Arbazh, Zelenaya str., 2	No number of 30.10.1997	01.12.20

33	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727330100020	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Leninskoe, Gagarin str., 69	No number of 30.10.1997	01.12.20
34	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810527440100071	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Omutninsk town, Volodarsky str., 51	No number of 30.10.1997	01.12.20
35	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127450100021	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Afanasievo, Sovietskaya str., 11	No number of 30.10.1997	01.12.20
36	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327460100099	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Kirs, Kirov str., 8	No number of 30.10.1997	01.12.20
37	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810527020102635	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	No number of 30.10.1997	02.12.20
38	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227020102498	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	No number of 30.10.1997	01.12.20
39	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627380100008	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Belaya Kholunitsa town, Glyzin str.,2	No number of 30.10.1997	01.12.20
40	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127390100013	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Luza town, Pushkin str., 12	No number of 30.10.1997	01.12.20
41	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327040100011	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Murashi, Pugachev str., 2	No number of 30.10.1997	01.12.20
42	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327370100011	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Nagorsk, Leushin str., 17	No number of 30.10.1997	01.12.20

43	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227420100016	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Oparino, R.Luxemburg str., 10	No number of 30.10.1997	01.12.20
44	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427430100071	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Podosinovets, Sovietskaya str., 27	No number of 30.10.1997	01.12.20
45	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627260100025	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Nolinsk town, Kommuny str., 1	No number of 30.10.1997	01.12.20
46	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127340100063	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Slobodskoi town, S.Khalturin str., 12	No number of 30.10.1997	01.12.20
47	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427130100025	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Darovskoe, Naberezhnaya str., 7	№4169 , 30.09.2002	01.12.20
48	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427410100004	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Verkhoshizhemie, Komsomolskaya str., 2	No number of 30.10.1997	01.12.20
49	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427210100013	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Orichi, K.Marx str., 14	No number of 30.10.1997	01.12.20
50	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627400100018	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Orlov town, Lenin str., 50	No number of 30.10.1997	01.12.20
51	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327250100005	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Yuriaya, Lenin str., 21	No number of 30.10.1997	01.12.20
52	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627270100015	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Kumeny, Lesnaya str., 3-a	No number of 30.10.1997	01.12.20

53	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727160100012	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Suna, Kolkhoznaya str., 2	No number of 30.10.1997	01.12.20
54	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927230100072	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Vayatskie Polayany town, Uritskyi str., 55	No number of 30.10.1997	01.12.20
55	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327200100013	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Kilmez, Zelenaya str., 17-a	No number of 30.10.1997	01.12.20
56	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227140100024	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Malmyzh town, Uritskyi str., 3	No number of 30.10.1997	01.12.20
57	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810827190100115	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Urzhum town, Sovietskaya str., 17	No number of 30.10.1997	01.12.20
58	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810827150100016	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Lebayazhie, Kirov str., 19	No number of 30.10.1997	01.12.20
59	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427070100020	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Sovietsk town, Lenin str., 29	No number of 30.10.1997	01.12.20
60	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427020100008	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Kiknur, Sovietskaya str., 40	No number of 30.10.1997	01.12.20
61	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627120100013	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Sanchursk, R.Luxemburg str., 16	No number of 30.10.1997	01.12.20
62	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810627080100001	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Yaransk town, Lenin str., 40-a	No number of 30.10.1997	01.12.20

63	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927090100005	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Pizhanka, Sovietskaya str., 53	No number of 30.10.1997	01.12.20
64	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327300100010	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Tuzha, Kolkhoznaya str., 19	No number of 30.10.1997	01.12.20
65	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127020102640	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Kirovo-Chepetsk town, Dzerzhinsky str., 6	№4168 , 30.09.2002	01.12.20
66	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727010102642	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Svecha, K.Marx str., 8	№4170 , 30.09.2002	01.12.20
67	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327290107013	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, settlement Svecha, K.Marx str., 8	No number of 23.10.1999	01.12.20
68	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127020102637	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4165 , 30.09.2003	01.12.20
69	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727020102639	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4167 , 30.09.2002	01.12.20
70	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927020102633	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4161 , 30.09.2002	01.12.20
71	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810227020102634	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4162 , 30.09.2002	01.12.20
72	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027020102656	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4179 , 09.10.2002	01.12.20

73	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810027020102643	Receipts	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4170 , 30.09.2002	01.12.20
74	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727310100859	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Kirovo-Chepetsk town, Dzerzhinsky str., 6	40702/859 , 17.07.2002	01.12.20
75	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927290100067	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Kotelnich town, Sovietskaya str., 96	40702-092 , 02.12.2002	01.12.20
76	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427440100074	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Omutninsk town, Volodarsky str., 51	№40702-74, 02.12.2002	01.12.20
77	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427020102492	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendyaev str., 25	№4021 , 01.04.2002	01.12.20
78	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810327230100038	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Vayatskie Polayany town, Uritskyi str., 55	№40702-038 , 04.01.2003	01.12.20
79	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810827070100028	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov's oblast, Sovietsk town, Lenin str., 29	No number of 30.10.1997	01.12.20
80	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810127020102705	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	4231 , 29.11.2002	02.12.20
81	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Opcn Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810527020102703	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	4231 , 29.11.2002	01.12.20
82	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727020102707	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	4229 , 29.11.2002	01.12.20

83	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810427020102706	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	4230 , 29.11.2002	01.12.20
84	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927020102675	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	4196 , 25.10.2002	01.12.20
85	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810727020102710	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№4236 , 03.12.2002	01.12.20
86	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810927020102989	Expense	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№4585, 13.02.2004	01.03.20
87	Joint Stock Commercial Bank "Vyatka-Bank", JSCB "Vyatka-Bank"	4346001485	40702810700005651197	Receipts	434501001	30101810300000000728	JSCB "Vayatka-bank", Kirov city, Engels str., 4	No number of 07.02.2000	01.12.20
88	Joint Stock Commercial Bank "Vyatka-Bank", JSCB "Vyatka-Bank"	4346001485	40702810900006021212	Receipts	434501001	30101810300000000728	JSCB "Vayatka-bank", Kirov city, Engels str., 4	№126 , 13.04.2001	01.12.20
89	Joint Stock Commercial Bank "Vyatka-Bank", JSCB "Vyatka-Bank"	4346001485	40702810600038414715	Receipts	434501001	30101810300000000728	JSCB "Vayatka-bank", Kirov's oblast, Kirovo-Chepetsk town, Lenin str., 36/2	№224 , 29.11.2002	01.12.20
90	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978527020202671	Transit	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№41921 , 23.10.2002	23.10.20
91	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978327020102670	Currency, current	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№41921 , 23.10.2002	23.10.20
92	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840427020200775	Transit	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№2891 , 28.02.2000	28.02.20
93	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840227020102774	Currency, current	43304609	30101810500000000609	Kirov's BSB № 8612 Kirov city, Derendayaev str., 25	№2891 , 28.02.2000	28.02.20

94	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810737180104833	Expense	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str., 30	№ 5508/4, 26.01.2004	26.01.20
95	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810537140010426	Expense	48860630	30101810300000000630	Volzhsk's BSB of RF SB № 6281, 425000, Volzhsk town, Lenin str., 166	№ 227, 29.10.2002	29.10.20
96	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810637100100166	Expense	48860630	30101810300000000630	Gornomariisk's BSB of RF SB № 4447, 425000, Kozmodemiyansk town, Yubileinaya str., 9	№ 193, 09.10.2000	09.10.20
97	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810137090100051	Expense	48860630	30101810300000000630	Zvenigovo's BSB of RF SB № 4446, 425060, Zvenigovo town, Lenin str., 78	№ 147, 24.08.1998	18.10.19
98	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810637060100060	Expense	48860630	30101810300000000630	Sernur's BSB of RF SB № 4443, 425450, settlement Sernur, Kommunisticheskaya str., 91	№ 33/2002, 30.10.2002	31.10.20
99	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810037120100047	Expense	48860630	30101810300000000630	Sovetskyi's BSB of RF SB № 6066, 454000, settlement Sovetskyi, Sverdlov str., 9	№ 4070201-047, 29.12.1999	29.12.19
100	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810837180104830	Expense	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str., 30	№ 5507/4 , 23.01.2004	23.01.20
101	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810937180104837	Expense	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str., 30	№ 5516/4 , 27.01.2004	27.01.20
102	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810037180104834	Expense	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str.,30	№ 5509/4 , 26.01.2004	26.01.20
103	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810537180104541	Expense	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str., 30	№ 4853/4 , 09.12.2002	09.12.20

104	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810837180100643	Receipts	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str., 30	№ 54 , 16.07.1997	16.07.19
105	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810537180100820	Receipts	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str., 30	№ 3985 , 09.09.1998	09.09.19
106	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810337180104495	Receipts	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str., 30	№ 4766/4 , 03.10.2002	03.10.20
107	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840637020300184	Currency US$	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str., 30	№ 184 , 17.10.2002	17.10.20
108	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978237020300184	Currency Euro	48860630	30101810300000000630	Maryi El Department of RF Savings Bank № 8614, 424000, Yoshkar-Ola town, Pushkin str., 30	№ 184 , 17.10.2002	17.10.20
109	Closed Joint Stock Company Commercial Bank “Guta-Bank”, CJSC CB “Guta-Bank”	7710353606	40702810100090001000	Receipts	48860720	30101810100000000720	Branch “Yoshkar-Olinskyi” of CJSC CB “Guta-Bank”, 424000, Yoshkar-Ola town, Vashskaya str., 8	№ 1000 , 26.11.2002	26.11.20
110	Open Joint Stock Company “Bank of foreign trade” , OJSC “Vneshtorgbank”	7702070139	40702810518000002500	Receipts	48860717	30101810100000000717	Branch of OJSC “Vneshtorgbank” in Yoshkar-Ola town, 424000, Yoshkar-Ola town, Palatnaya str., 112, building B	№ 2500, 14.07.2004	14.07.20
111	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810939130100051	Receipts	48952615	30101810100000000615	Mordoviya’s department №8589 village Layambir, Pobedy str., 40	№456, 4.12.2002	04.12.20
112	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810939130100050	Expense	48952615	30101810100000000615	Mordoviya’s department №8589 village Layambir, Pobedy str., 40	№ 455, 4.12.2002	04.12.20
113	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810939070100153	Receipts	48952615	30101810100000000615	Ruzaevka’s BSB №4308 Ruzaevka town, Lenin str., 45	№439, 2.12.2002	02.12.20

114	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810539030100166	Receipts	48952615	30101810100000000615	Kovylkino's BSB №4303 Kovylkino town, Proletarskaya str., 72	№45, 3.12.2002	03.12.20
115	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810239070100154	Expense	48952615	30101810100000000615	Ruzaevka's BSB №4308 Ruzaevka town, Lenin str., 45	№440, 2.12.2002	02.12.20
116	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810939050100063	Receipts	48952615	30101810100000000615	Mordoviya's department №8589 Krasnoslobodsk town, Internatsionalnaya str., 63	№64, 12.12.2002	12.12.20
117	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810939050100062	Expense	48952615	30101810100000000615	Mordoviya's department №8589 Krasnoslobodsk town, Internatsionalnaya str., 63	№63, 12.12.2002	12.12.20
118	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810439110150107	Receipts	48952615	30101810100000000615	Torbeevskoe BSB №4313/050 Temnikov town, Grazhdanskaya str., 2	№40702/107, 02.12.2002	02.12.20
119	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810439110150108	Expense	48952615	30101810100000000615	Torbeevskoe BSB №4313/050 Temnikov town, Grazhdanskaya str., 2	№40702/108, 2.12.2002	02.12.20
120	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810239120100240	Receipts	48952615	30101810100000000615	Mordoviya's department №8589 settlement Chamzinka, Pobedy str., 2	№294, 29.11.2002	29.11.20
121	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810239120100239	Expense	48952615	30101810100000000615	Mordoviya's department №8589 settlement Chamzinka, Pobedy str., 2	№293, 29.11.2002	29.11.20
122	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810339010100742	Expense	48952615	30101810100000000615	Mordoviya's department №8589 Saransk town, 70 years of October str., 86	№457, 4.12.2002	04.12.20
123	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810039190100137	Receipts	48952615	30101810100000000615	Zubovo-Polayana's BSB №4299 settlement Zubovo-Polayana, Proletarskaya str.,6	№126, 2.12.2002	02.12.20

124	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810039190100138	Expense	48952615	30101810100000000615	Zubovo-Polayana's BSB №4299 settlement Zubovo-Polayana, Proletarskaya str.,6	№127, 2.12.2002	02.12.20
125	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810039010100741	Receipts	48952615	30101810100000000615	Mordoviya's department №8589 Saransk town, 70 years of October str., 86	№446, 29.11.2002	29.11.20
126	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810239010100855	Expense	48952615	30101810100000000615	Mordoviya's department №8589 Saransk town, 70 years of October str., 86	№27, 23.01.2004	23.01.20
127	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840309010100071	Currency	48952615	30101810100000000615	Mordoviya's department №8589 Saransk town, 70 years of October str., 86	№34, 29.11.2002	29.11.20
128	Open Joint Stock Company Joint Stock Commercial Bank "Mordovpromstroibank", OJSC JSCB "Mordovpromstroibank"	1300034972	40702840100000001869	Receipts	48952729	30101810300000000729	OJSC JSCB "Mordovpromstroibank" Saransk town, B.Khmelnitskyi str., 36 a	№54, 20.12.2002	20.12.20
129	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542020002022	Settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№40/03, 01.03.2004	01.03.20
130	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542020001832	Receipts	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№57/03, 21.02.2003	21.02.20
131	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642020001444	Settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№93/03, 02.03.2001	02.03.20
132	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978642020000248	Current, currency Euro	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№516/03-01, 09.12.2002	09.12.20
133	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840042020000248	Current, currency US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№300/03-01, 18.09.2002	18.09.20

134	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702840742020000263	Current, currency US$	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№58/03-01, 21.02.2003	21.02.20
135	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702978342020000263	Current, currency, Japanese yen	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№59/03-01, 21.02.2003	21.02.20
136	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702392342020000263	Current, currency, Japanese yen	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№60/03-01, 21.02.2003	21.02.20
137	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810807720001342	Settlement	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	No number of 20.02.2003	20.02.20
138	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702840807720000245	Current, currency, US$	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	№31, 29.05.2003	29.05.20
139	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702978407720000245	Current, currency, Euro	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank" Nizhny Novgorod city, 603950, Gruzinskaya str., 21	№31, 29.05.2003	29.05.20
140	Closed Joint Stock Company Commercial Bank "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702810200000000032	Settlement	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 17б	No number of 14.11.1997	14.11.19
141	Closed Joint Stock Company Commercial Bank "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702840500000000032	Current, currency, US$	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 17б	No number of 14.11.1997	14.11.19
142	Closed Joint Stock Company Commercial Bank "Rosbank-Volga", CJSC "Rosbank-Volga"	5260059340	40702840800001000032	Transit, currency, US$	42202814	30101810100000000814	CJSC "Rosbank-Volga", 603000, Nizhny Novgorod city, Novaya str., 17б	No number of 14.11.1997	14.11.19

143	Open Joint Stock Company "Bank of foreign trade" , OJSC "Vneshtorgbank"	7702070139	40702810224000211974	Expense	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	№1974, 03.03.2004	03.03.20
144	Open Joint Stock Company "Bank of foreign trade" , OJSC "Vneshtorgbank"	7702070139	40702810424000011974	Receipts	42202837	30101810200000000837	Nizhny Novgorod branch of OJSC "Vneshtorgbank", 603950, GSP 78, Reshetnikovskaya str., 4	№1974, 19.02.2004	19.02.20
145	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810042160001823	Receipts	42202603	30101810900000000603	Dzerzhinsk's BSB №4342, Dzerzhinsk town, Uritskyi str., 12	No number of 24.01.2001	24.01.20
146	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810442410002075	Receipts	42202603	30101810900000000603	Sarov's BSB №7695/01, Ardatov town, Chkalov str., 1a	No number of 06.06.1997	06.06.19
147	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810342360105164	Receipts	42202603	30101810900000000603	Pavlovo's BSB №4378/097, Bogorodsk town, Lenin str., 206-a	No number of 08.10.2002	08.10.20
148	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810342360103072	Receipts	42202603	30101810900000000603	Pavlovo's BSB №4378/095, Vacha, Sovetskaya str., 26	No number of 01.03.2001	01.03.20
149	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810842410004071	Receipts	42202603	30101810900000000603	Sarov's BSB №7695/35, Voznesensk, Sovetskaya str., 14	No number of 01.03.2001	07.07.19
150	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810842160001007	Receipts	42202603	30101810900000000603	Dzerzhinsk's BSB №4342/094, Volodarsk, Kooperativnaya str., 15	No number of 08.08.1998	08.08.19
151	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810842370000270	Receipts	42202603	30101810900000000603	Vyksa's BSB №4379, Vyksa, Krasnye Zori str., 7-a	No number of 10.10.2002	10.10.20
152	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810742370104687	Receipts	42202603	30101810900000000603	Vyksa's BSB №4379/043, Kulebaki, S.Razin str., 50	No number of 10.10.2002	10.10.20

153	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810342370108067	Receipts	42202603	30101810900000000603	Vyksa's BSB №4379/0050, Navashino, Dzerzhinsky str., 4	No number of 10.10.2002	10.10.20
154	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810842360100533	Receipts	42202603	30101810900000000603	Pavlovo's BSB №4378, Pavlovo town, Suvorov str., 14	No number of 10.10.2002	10.10.20
155	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810142360101054	Receipts	42202603	30101810900000000603	Pavlovo's BSB №4378, Sosnovskoe, Lenin str., 60	No number of 29.03.2001	29.03.20
156	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	5260901817	40702810542160102840	Expense	42202603	30101810900000000603	Dzerzhinsk's BSB №4342, Dzerzhinsk town, Uritskyi str., 12	No number of 24.01.1996	24.01.19
157	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542140100558	Receipts	42202603	30101810900000000603	Gorodets BSB №4340, Gorodets town, Proletarskaya str., 30	№558 , 25.12.2000	25.12.20
158	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810742140100688	Expense	42202603	30101810900000000603	Gorodets BSB №4340, Gorodets town, Proletarskaya str., 30	No number of 31.10.2003	31.10.20
159	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810142140101180	Receipts	42202603	30101810900000000603	Gorodets BSB №4340, Gorodets town, Proletarskaya str., 30	No number of 22.12.2000	11.10.20
160	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542110000345	Receipts	42202603	30101810900000000603	Bor's BSB №4335, Bor town, Lenin str., 157	No number of 23.12.2000	29.10.20
161	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810942210000094	Receipts	42202603	30101810900000000603	Bor's BSB №4335, Bor town, Lenin str., 157	No number of 25.12.2000	25.12.20
162	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810742140102071	Receipts	42202603	30101810900000000603	Gorodets BSB №4340, Gorodets town, Proletarskaya str., 30	No number of 23.12.2000	26.12.20

163	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810042130000317	Receipts	42202603	30101810900000000603	Bor's BSB №4335, Bor town, Lenin str., 157	No number of 28.12.2000	15.03.20
164	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810742140100167	Receipts	42202603	30101810900000000603	Gorodets BSB №4340, Gorodets town, Proletarskaya str., 30	No number of 23.12.2000	28.03.20
165	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810142140100372	Receipts	42202603	30101810900000000603	Gorodets BSB №4340, Gorodets town, Proletarskaya str., 30	No number of 26.12.2000	27.03.20
166	Limited Liability Company Bor's Commercial Bank, LLC Bor's CB	5246000120	40702810500000000686	Receipts	42202753	30101810300000000753	LLC Bor's CB , Bor town, Internatsionalnaya str., 23	No number of 06.10.2004	06.10.20
167	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810742190000385	Receipts	42202603	30101810900000000603	Kstovo's BSB №4345, Kstovo town, Lenin avenue, 3	№01, 03.01.2001	09.12.20
168	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810342190000879	Expense	42202603	30101810900000000603	Kstovo's BSB №4345, Kstovo town, Lenin avenue, 3	№284\03, 30.10.2003	30.10.20
169	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810242200100154	Receipts	42202603	30101810900000000603	Lyskovo's BSB № 4346, Lyskovo town	№02 , 01.07.2003	14.02.20
170	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810142260100087	Receipts	42202603	30101810900000000603	Sergach's BSB № 4356, Sergach town	№02 , 01.07.2003	15.02.20
171	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810242260002098	Receipts	42202603	30101810900000000603	Sergach's BSB № 4356/061, settlement Pilna	№02 , 01.07.2003	10.0120
172	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442200102091	Receipts	42202603	30101810900000000603	Lyskovo's BSB № 4346/046, settlement Vorotynets	№02 , 01.07.2003	14.03.20

173	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810242260006036	Receipts	42202603	30101810900000000603	Sergach's BSB № 4356/090, village Sechenovo	№02 , 01.07.2003	15.02.20
174	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542260204075	Receipts	42202603	30101810900000000603	Sergach's BSB № 4356/079, settlement Buturlino	№02 , 01.07.2003	14.02.20
175	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810142260008053	Receipts	42202603	30101810900000000603	Sergach's BSB № 4356/0107, village Urazovka	№02 , 01.07.2003	14.02.20
176	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810142200004295	Receipts	42202603	30101810900000000603	Lyskovo's BSB № 4346/061, village Spasskoe	№02 , 01.07.2003	14.01.20
177	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542200108050	Receipts	42202603	30101810900000000603	Lyskovo's BSB № 4346/077, settlement B.Murashkino	№02 , 01.07.2003	20.02.20
178	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810842200106040	Receipts	42202603	30101810900000000603	Lyskovo's BSB № 4346/072, Knyaginino town	№02 , 01.07.2003	15.02.20
179	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810842320000194	Receipts	42202603	30101810900000000603	Arzamas BSB №368, Arzamas town, Kirov str., 36	№02 , 01.07.2003	15.02.20
180	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442320000361	Expense	42202603	30101810900000000603	Arzamas BSB №368, Arzamas town, Kirov str., 36	№02 , 01.07.2003	29.10.20
181	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442240180057	Subaccount	42202603	30101810900000000603	Lukoayanov's BSB №4354/076, village B.Boldino, Krasnaya str.,.9	№02 , 01.07.2003	22.02.20
182	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810042320007159	Subaccount	42202603	30101810900000000603	Arzamas BSB №368/0108, settlement Vad, May 1 str., 39/A	№02 , 01.07.2003	05.03.20

183	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442240160051	Subaccount	42202603	30101810900000000603	Lukoayanov's BSB №4354/064, village Gagino, Kommunisticheskaya str., 12/A	№02 , 01.07.2003	23.02.20
184	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810242190005055	Subaccount	42202603	30101810900000000603	Kstovo's BSB №4345/049, settlement D.Konstantinovo, Sovetskaya str., 48	№02 , 01.07.2003	02.03.20
185	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810242410003096	Subaccount	42202603	30101810900000000603	Sarov's BSB №7695/025, village Diveevo, Shkolnaya str., 5A	№02 , 01.07.2003	01.03.20
186	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810242240100101	Subaccount	42202603	30101810900000000603	Lukoayanov's BSB №4354, Lukoayanov town, Krasnyi pereulok, 11	№02 , 01.07.2003	22.02.20
187	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642410005050	Subaccount	42202603	30101810900000000603	Sarov's BSB №7695/047, Pervomaisk town, Ulyanov str., 1	№02 , 01.07.2003	20.09.20
188	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442320006158	Subaccount	42202603	30101810900000000603	Arzamas BSB №368/0101, Perevoz town, Lugovaya str., 37	№02 , 01.07.2003	26.02.20
189	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810942240130028	Subaccount	42202603	30101810900000000603	Lukoayanov's BSB №4354/042, village Pochinki, Lunacharskyi str.	№02 , 01.07.2003	22.03.20
190	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642320005069	Subaccount	42202603	30101810900000000603	Arzamas BSB №368/084, settlement Shatki, Federativnaya str., 11	№02 , 01.07.2003	15.02.20
191	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810842340003155	Receipts	42202603	30101810900000000603	Additional office №4370/061of Shakhuniya's BSB №4370, Uren town, Lenin str., 73	№ 02 , 01.07.2003	07.02.20
192	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542340003222	Expense	42202603	30101810900000000603	Additional office №4370/061of Shakhuniya's BSB №4370, Uren town, Lenin str., 73	№119/2 , 30.10.03	30.10.20

193	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642340002071	Subaccount	42202603	30101810900000000603	Additional office №4370/051of Shakhuniya's BSB №4370, Vetluga town, Lenin str., 456	№ 02 , 01.07.2003	09.02.20
194	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810042110120055	Subaccount	42202603	30101810900000000603	Additional office №4335/078 of Bor's BSB №4335 settlement Varnavino, Komsomolskaya str., 2	№ 02 , 01.07.2003	09.02.20
195	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810742110110116	Subaccount	42202603	30101810900000000603	Additional office №4335/071 of Bor's BSB №4335 settlement Kr.Baki, Svobody str., 57	№ 02 , 01.07.2003	09.02.20
196	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442340005090	Subaccount	42202603	30101810900000000603	Additional office №4370/074 of Shakhuniya's BSB №4370, settlement Tonkino, Kommunisticheskaya str.	№ 02 , 01.07.2003	08.02.20
197	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810342340006348	Subaccount	42202603	30101810900000000603	Additional office №4370/078 of Shakhuniya's BSB №4370, settlement Tonshaevo, Tsentralnaya str., 25	№ 02 , 01.07.2003	08.02.20
198	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810642340000183	Subaccount	42202603	30101810900000000603	Shakhuniya's BSB №4370, Shakhuniya town, Sovetskaya str., 21	№ 02 , 01.07.2003	08.02.20
199	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442340004091	Subaccount	42202603	30101810900000000603	Additional office №4370/070 of Shakhuniya's BSB №4370, settlement Sharanga, Lenin str., 37	№ 02 , 01.07.2003	08.02.20
200	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810142340000191	Subaccount	42202603	30101810900000000603	Shakhuniya's BSB №4370, Shakhuniya town, Sovetskaya str., 21	№01 , 03.01.2001	25.05.20
201	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442340000192	Subaccount	42202603	30101810900000000603	Shakhuniya's BSB №4370, Shakhuniya town, Sovetskaya str., 21	№01 , 03.01.2001	25.05.20

202	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810207720000150	Settlement	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 31.05.1994	31.05.19
203	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40206810807727310011	Budget	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 02.12.1996	02.12.19
204	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810007720001294	Settlement	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 08.10.2002	08.10.20
205	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810042020001714	Settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	No number of 09.10.2002	09.10.20
206	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810542020001939	Settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	No number of 31.10.2003	31.10.20
207	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810407720000002	Settlement	042202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 21.03.2003	01.01.19
208	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810607720001296	Settlement	042202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 21.03.2004	08.10.20

209	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810942050004276	Settlement	042202603	30101810900000000603	Nizhny Novgorod's department № 7 of Volgo-Vyatskyi bank of RF SB, 603155, Minin str., 35	№ 407028109 420500042 76 , 30.10.2003	30.10.20
210	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810442050003395	Settlement	042202603	30101810900000000603	Nizhny Novgorod's department № 7 of Volgo-Vyatskyi bank of RF SB, 603155, Minin str., 35	№ 407028104 420500033 95 , 11.10.2002	11.10.20
211	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810807720001290	Settlement	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 26.09.2002	26.09.20
212	Closed Joint Stock Company "Joint stock investment-commercial industrial-construction bank for Nizhny Novgorod oblast", CJSC "Nizhegorodpromstroibank"	5260000548	40702810907720000942	Settlement	42202772	30101810200000000772	CJSC "Nizhegorodpromstroibank", 603950, Nizhny Novgorod, Gruzinskaya str., 21	No number of 12.08.1999	12.08.19
213	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810742020001674	Settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№90/03 , 7.06.2002	07.06.20
214	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810242020001938	Settlement	42202603	30101810900000000603	Operational Department of Volgo-Vyatskyi bank of RF SB in Nizhny Novgorod city, 603005, Oktayabrskaya str., 35	№256/03 , 31.10.2003	31.10.20
215	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810246170120169	Receipts	045354601	30101810300000000806	Abdulinsk's BSB 4237/052461630 Buguruslan town, Revolutsionnaya str., 13	№ 169 , 3.12.2002	04.12.20
216	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810346260120128	Receipts	045354601	30101810300000000806	Buguruslan's BSB 83/059461630 Buguruslan town, Revolutsionnaya str., 13	№ 7618 , 29.11.2002	02.12.20

217	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810346260100452	Receipts	045354601	30101810300000000806	Buguruslan's BSB 83461630 Buguruslan town, Revolutsionnaya str., 13	№ 7616 , 29.11.2002	02.12.20
218	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646260100453	Expense	045354601	30101810300000000806	Buguruslan's BSB 83461630 Buguruslan town, Revolutsionnaya str., 13	№ 7617 , 29.11.2002	02.12.20
219	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810746170100168	Receipts	045354601	30101810300000000806	Abdulinsk's BSB 4237461630 Buguruslan town, Revolutsionnaya str., 13	№ 168 , 3.12.2002	03.12.20
220	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810946260140074	Receipts	045354601	30101810300000000806	Buguruslan's BSB 83/083461630 Buguruslan town, Revolutsionnaya str., 13	№ 7916 , 29.11.2002	02.12.20
221	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810046110100129	Expense	045354601	30101810600000000601	Oktayabrskyi's BSB 4228, 462030 village Oktayabrskyi, Lunacharskyi str., 42	№ 200 , 02.12.2002	03.12.20
222	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810746110100128	Receipts	045354601	30101810600000000601	Oktayabrskyi's BSB 4228, 462030 village Oktayabrskyi, Lunacharskyi str., 42	№ 201 , 02.12.2002	03.12.20
223	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810446110103014	Receipts	045354601	30101810600000000601	Oktayabrskyi's BSB 4228/048, 462010 village Tyulgan, Oktayabrskaya str., 17	Add.Agrr. №3 of 16.06.04 to contract №18 of 02.12.02	16.06.20
224	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810146110102315	Receipts	045354601	30101810600000000601	Oktayabrskyi's BSB 4228/031, 461420 village Sakmara, Feldsherskaya str., 24	Add.Agrr. w/o number of 22.06.04 to contract №202 of 02.12.02	22.06.20
225	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40602810346150100633	Receipts	045354601	30101810600000000601	Sorochinsk's BSB 4235, 461900 Sorochinsk town, K.Marx str., 32	№ 512 , 30.11.2002	30.11.20

226	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40602810946150100635	Expense	045354601	30101810600000000601	Sorochinsk's BSB 4235/094, 461900 Sorochinsk town, K.Marx str., 32	№ 512 , 30.11.2002	30.11.20
227	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646050102933	Receipts	045354601	30101810600000000601	Perevolotsk's BSB 8623/034, 61263 settlement Perevolotsk, Leninskaya str., 115 a	№ 6 , 26.09.2002	02.12.20
228	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810346300100024	Receipts	045354601	30101810600000000601	Krasnogvardeisk's BSB 6090, 461150 village Pleshanovo, Gagarin str., 29-a	№ 360 , 03.12.2002	02.12.20
229	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40602810646150100634	Receipts	045354601	30101810600000000601	Sorochinsk's BSB 4235/073, 461170 Sorochinsk town, K.Marx str., 32	№ 512 , 30.11.2002	30.11.20
230	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810546330100111	Receipts	045354601	30101810600000000601	Novosergievska's BSB 6094, 461200 village Novosergievka, Sovetskaya str.	№ 2 , 02.12.2002	02.12.20
231	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810546080100254	Receipts	045354601	30101810600000000601	Yasnyi's BSB 4324 462781 Yasnyi town, Lenin str., 34	№ 501 , 29.11.2002	29.11.20
232	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810846080100255	Expense	045354601	30101810600000000601	Yasnyi's BSB 4324 462781 Yasnyi town, Lenin str., 34	№ 502 , 29.11.2002	29.11.20
233	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810046080200256	Receipts	045354601	30101810600000000601	Yasnyi's BSB 4324/032 462734 settlement Dombarovskyi, Gorky str., 2-a	№ 503 , 29.11.2002	29.11.20
234	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810846080100093	Receipts	045354601	30101810600000000601	Svetlyi's BSB 7910, 462740 settlement Svetlyi, Torgovaya str., 4	№ 34 , 29.11.2002	29.11.20
235	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810146270100095	Receipts	045354601	30101810600000000601	Adamovskoe BSB 2085, 462830 settlement Adamovka, Lenin str., 18	№ 28Б-02 , 03.12.2002	03.12.20

236	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810546120100091	Receipts	045354601	30101810600000000601	Kvarkeno's BSB 4229, 462860 settlement Kvarkeno, Tsentralnaya str., 23 A	№ 040702810 546120100 091 , 04.12.2002	04.12.20
237	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810846320179124	Receipts	045354601	30101810600000000601	Gaiskoe BSB 6093, settlement Novoorsk, Lenin str., 7 б	№ 040702810 546120100 124 , 03.12.2002	03.12.20
238	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646310111415	Receipts	045354601	30101810600000000601	Orsk's BSB 8290, 462404 Orsk town, Chernyshov str., 7A	№ 4702/1415 , 29.11.2002	29.11.20
239	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810946310111416	Expense	045354601	30101810600000000601	Orsk's BSB 8290, 462404 Orsk town, Chernyshov str., 7A	№ 4702/1416 , 29.11.2002	03.12.20
240	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810846220100772	Receipts	045354601	30101810600000000601	Novotroitsk's BSB 6969, 462320 Novotroitsk town, Sovetskaya str., 118a	№ 407028108 462201007 72 , 2.12.2002	02.12.20
241	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810146220100773	Expense	045354601	30101810600000000601	Novotroitsk's BSB 6969, 462320 Novotroitsk town, Sovetskaya str., 118a	№ 407028108 462201007 73 , 2.12.2002	02.12.20
242	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810546320100231	Receipts	045354601	30101810600000000601	Gai's BSB 6093, 462630 Gai town, Dekabristov str., 6	№ 407028108 462201002 31 , 2.12.2002	05.12.20
243	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810246280120004	Receipts	045354601	30101810600000000601	Kuvandykskoe BSB 6088/056, 462270 Mednogorsk town, Lenin str., 4	№ 4070204 , 2.12.2002	05.12.20

244	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646140100243	Receipts	045354601	30101810600000000601	Sol-Iletsk's BSB 4234/038461500 Sol-Iletsk town, Svetachev str., 13 a	№ 243 , 29.11.2002	29.11.20
245	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810346050101933	Receipts	045354601	30101810600000000601	Orenburg's BSB 8623/03, 460000 Orenburg city, Pravdy str., 57	№ 30 , 2.12.2002	3.12.20(
246	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646210100102	Receipts	045354601	30101810600000000601	Sol-Iletsk's BSB 4234/039, 461550 settlement Akbulak, Kirov str., 46	№ 243 , 29.11.2002	29.11.20
247	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810346140100242	Expense	045354601	30101810600000000601	Sol-Iletsk's BSB 4234/038, 461550 settlement Akbulak, Kirov str., 46	№ 243 , 29.11.2002	29.11.20
248	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646280100268	Settlement	045354601	30101810600000000601	Kuvandyk's BSB 6088, 462243 Kuvandyk town, Orenburgskaya str., 23	№ 40702/268 , 2.12.2002	01.12.20
249	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810346130120135	Receipts	045354601	30101810600000000601	Saraktash's BSB 4232/037, 461330 settlement Belayaevka, Bankovskaya str., 11a	№ 20135 , 2.12.2002	01.12.20
250	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810746130100205	Receipts	045354601	30101810600000000601	Saraktash's BSB 4232, 462100 settlement Saraktash, Mira str., 92	№ 55 , 8.05.03	01.12.20
251	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810946280100269	Expense	045354601	30101810600000000601	Kuvandyk's BSB 6088, 462243 Kuvandyk town, Orenburgskaya str., 23	№ 40702/269 , 2.12.2002	01.12.20
252	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810346200100658	Receipts	045354601	30101810600000000601	Buzuluk's BSB 4251, 461040 Buzuluk town, Komsomolskaya str., 100	№ 5-129 , 29.11.2002	05.12.20
253	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810646200100659	Expense	045354601	30101810600000000601	Buzuluk's BSB 4251, 461040 Buzuluk town, Komsomolskaya str., 100	№ 5-130 , 29.11.2002	05.12.20

254	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810946200200657	Receipts	045354601	30101810600000000601	Buzuluk's BSB 4251/080, 461800 settlement Grachevka, Sovetskaya str., 2	№ 5-128 , 29.11.2002	02.12.20
255	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810946290100165	Receipts	045354601	30101810600000000601	Kurmanaevka's BSB 6089, 461060 settlement Kurmanaevka, Krestiayanskaya str., 8a	№ 489 , 2.12.2002	02.12.20
256	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810246290100166	Receipts	045354601	30101810600000000601	Kurmanaevka's BSB 6089, 461980 settlement Pervomaiskyi, Mirnaya str., 29a	№ 490 , 2.12.2002	02.12.20
257	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40602810246150100636	Receipts	045354601	30101810600000000601	Sorochinskoe BSB 4235/096, 461131 settlement Totskoe, Krasnaya ploshchad str., 8	№ 513 , 03.12.2004	02.12.20
258	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810146160100215	Receipts	045354601	30101810600000000601	Sharlyk's BSB 4236, 461450 village Sharlyk, Kalininskaya str., 1	№ 99 , 2.12.2002	02.12.20
259	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810146160100214	Expense	045354601	30101810600000000601	Sharlyk's BSB 4236, 461450 village Sharlyk, Kalininskaya str., 1	№ 98 , 2.12.2002	02.12.20
260	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810246330100301	Receipts	045354601	30101810600000000601	Novosergievskoe BSB 6094/043, 461450 village Alexandrovka, Roshchipkin str., 8	No number of 2.12.2002	02.12.20
261	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810546160100213	Receipts	045354601	30101810600000000601	Sharlyk's BSB 4236/029, 461450 village Ponomarevka, Sovetskaya str., 26	№ 155 , 2.12.2002	02.12.20
262	Closed Joint Stock Company Joint Stock Commercial bank "Sviyaz-Bank", CJSC JSCB "Sviyaz-Bank"	7710301140	40702810000030000698	Settlement	045354859	30101810300000000859	Orenburg's branch of JSCB "Sviyaz-Bank" , 460000 Orenburg city, Kirov str., 18	№401 , 02.12.2002	02.12.20
263	Closed Joint Stock Company Joint Stock Commercial bank "Sviyaz-Bank", CJSC JSCB "Sviyaz-Bank"	7710301140	40702810700030800020	Corporate	045354859	30101810300000000859	Orenburg's branch of JSCB "Sviyaz-Bank" , 460000 Orenburg city, Kirov str., 18	№401 , 02.12.2002	02.12.20

264	Closed Joint Stock Company Joint Stock bank of gas industry "Gazprombank", CJSC JSB "Gazprombank"	7744001497	40702810960230000986	Settlement	045354854	30101810800000000854	CJSC JSB "Gazprombank" – Orenburg's branch, 460021 Orenburg city, Pravdy str., 18	№986 , 02.12.2002	02.12.20
265	Limited liability Company Orenburg's Mortgage Commercial bank "Rus", LLC OMCB "Rus"	5610032958	40702810500000000771	Settlement subaccount	045354886	30101810700000000886	OMCB "Rus" (LLC) Orenburg city, 460000 Orenburg city, Shevchenko pereulok, 7	№ 197 , 09.02.2004	09.02.20
266	Head Cash Center of Main Department of RF Central Bank in Orenburg oblast	7702235133	40203810400000000016	Budget	045354001	None	Head Cash Center of Main Department of RF Central Bank in Orenburg oblast, 460000, Orenburg city, Krasnoznamennaya str., 22	№02-155 , 02.12.2002	02.12.20
267	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810546020102047	Settlement	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№16-01/442 , 29.11.2002	29.11.20
268	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810846020102048	Settlement	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№16-01/443 , 29.11.2002	29.11.20
269	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702810146020102049	Current	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№ 16-01/444 , 29.11.2002	29.11.20
270	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702840246020100144	Current, currency	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№40702/144 , 02.12.2002	02.12.20
271	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702840146020200144	Transit, currency	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№40702/144 , 02.12.2002	02.12.20
272	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702978846020100144	Current, currency	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№40702/144 , 02.12.2002	02.12.20
273	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	5612002613	40702978746020200144	Transit, currency	045354601	30101810600000000601	Orenburg's BSB 8623 Orenburg city, 460000 Orenburg city, Volodarsky str., 16	№40702/144 , 02.12.2002	02.12.20

274	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848000112954	Receipts	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№4070281 012954 29.11.2002	27.11.20
275	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948000113390	Expense	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№4070281 013390 30.01.2004	30.01.20
276	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978248000200230	Currency, transit	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№4070297 800230 21.01.2003	21.01.20
277	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978348000100230	Currency, current	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№4070297 800230 21.01.2003	21.01.20
278	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810348000112962	Receipts	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№12962, 29.11.2002	29.11.20
279	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810248000113391	Expense	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№4070281 013391 30.01.04	30.01.20
280	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048000112961	Receipts	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№12961, 29.11.2002	01.12.20
281	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848000113393	Expense	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№4070281 013393 02.02.2004	02.02.20
282	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048000112958	Receipts	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№12958, 29.11.2002	30.11.20
283	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810548000113392	Expense	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№4070281 013392 30.01.2004	30.01.20

284	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810348000112959	Receipts	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№12959, 29.11.2002	29.11.20
285	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810748000112960	Expense	044525225	30101810400000000225	Penza's BSB 8624 of Russia's Savings Bank, Penza city, Suvorov str., 81	№12960, 29.11.2002	29.11.20
286	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948060100068	Receipts	044525225	30101810400000000225	M.Serdoba's BSB 4014 of Russia's Savings Bank, Penza's oblast, village M.Serdoba, Leninskaya str., 41	№68, 28.11.2002	29.11.20
287	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810248060100085	Expense	044525225	30101810400000000225	M.Serdoba's BSB 4014 of Russia's Savings Bank, Penza's oblast, village M.Serdoba, Leninskaya str., 41	№ 407028100085 28.01.2004	28.01.20
288	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810648270100161	Receipts	044525225	30101810400000000225	Mokshan's BSB 4289 of Russia's Savings Bank, Penza's oblast, settlement Mokshan, Penzenskaya str., 7	№829, 29.11.2002	29.11.20
289	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810748110100202	Receipts	044525225	30101810400000000225	Bessonovka's BSB 8459 of Russia's Savings Bank, Penza's oblast, village Bessonovka, Nagornaya str., 12a	№202, 29.11.2002	02.12.20
290	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848260105057	Receipts	044525225	30101810400000000225	Add. office of Lunino's BSB 4288/48 of Russia's Savings Bank, Penza's oblast, settlement Issa, Cherokmanov str., 23a	№57, 28.11.2002	28.11.20
291	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948260100101	Receipts	044525225	30101810400000000225	Lunino's BSB 4288 of Russia's Savings Bank, Penza's oblast, settlement Lunino, Kooperativnaya str., 47	№101, 28.11.2002	28.11.20
292	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810248180101061	Receipts	044525225	30101810400000000225	Add. office №19 of Shemysheika's BSB 4277 of Russia's Savings Bank, Penza's oblast, village Kondol, Shkolnaya str., 1	№15, 29.11.2002	02.12.20

293	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810148180100065	Receipts	044525225	30101810400000000225	Shemysheika's BSB 4277 of Russia's Savings Bank, Penza's oblast, settlement Shemysheika, Lenin str., 73	№13, 29.11.2002	02.12.20
294	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810348330100123	Receipts	044525225	30101810400000000225	Kolyshlei's BSB 3996 of Russia's Savings Bank, Penza's oblast, settlement Kolyshei, Sovetskaya str., 22	№522, 29.11.02	29.11.20
295	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048050100664	Receipts	044525225	30101810400000000225	Add. office of Tamala's BSB 4001/016 of Russia's Savings Bank, Penza's oblast, settlement Bekovo, Vokzalnaya str., 11	664 of 29.11.02	29.11.20
296	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848030100677	Receipts	044525225	30101810400000000225	Serdobsk's BSB 4000 of Russia's Savings Bank, Penza's oblast, Serdobsk town, Pushkin str., 26	№408, 28.11.2002	28.11.20
297	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848230100422	Expense	044525225	30101810400000000225	Kamenka's BSB 4285 of Russia's Savings Bank, Penza's oblast, Kamenka town, Tsentralnaya str., 14	№422, 29.11.2002	29.11.20
298	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810148230100423	Receipts	044525225	30101810400000000225	Kamenka's BSB 4285 of Russia's Savings Bank, Penza's oblast, Kamenka town, Tsentralnaya str., 14	№423, 29.11.2002	29.11.20
299	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848230110108	Receipts	044525225	30101810400000000225	Add. office №52 of Kamenka's BSB 4285 of Russia's Savings Bank, Penza's oblast, Belinskyi town, Komsomolskaya sq., 12	№184, 29.11.2002	29.11.20
300	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048230110128	Expense	044525225	30101810400000000225	Add. office №52 of Kamenka's BSB 4285 of Russia's Savings Bank, Penza's oblast, Belinskyi town, Komsomolskaya sq., 12	№4070281 010128 04.02.2004	04.02.20
301	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810148050100098	Receipts	044525225	30101810400000000225	Tamala's BSB 4001 of Russia's Savings Bank, Penza's oblast, settlement Tamala, Sovetskaya str., 22	№98, 29.11.2002	29.11.20
302	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810448210100091	Receipts	044525225	30101810400000000225	Bashmakovo's BSB 4282 of Russia's Savings Bank, Penza's oblast, settlement Bashmakovo, March 8 str., 10	No number of 29.11.2002	29.11.20

303	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810084290100136	Receipts	044525225	30101810400000000225	Nizhny Lomov's BSB 4291 of Russia's Savings Bank, Penza's oblast, Nizhny Lomov town, Lenin str., 52	No number of 29.11.2002	29.11.20
304	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810648290107063	Receipts	044525225	30101810400000000225	Add. office №49 of Nizhny Lomov's BSB 4291 of Russia's Savings Bank, Penza's oblast, Bednodemiyanovsk town, Proletarskaya str., 77	№10, 29.11.2002	29.11.20
305	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948290108050	Receipts	044525225	30101810400000000225	Add. office of Nizhny Lomov's BSB 4291 of Russia's Savings Bank, Penza's oblast, settlement Narovchat, Sovetskaya str., 29	No number of 29.11.2002	29.11.20
306	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948230101062	Receipts	044525225	30101810400000000225	Add. office №73 of Kamenka's BSB 4285 of Russia's Savings Bank, Penza' s oblast, settlement Pachelma, Kirov str., 30	264 of 28.11.02	28.11.20
307	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848080100106	Receipts	044525225	30101810400000000225	Zametchino's BSB 3828 of Russia's Savings Bank, Penza's oblast, settlement Zametchino, Lenin str., 169	№318, 29.11.2002	29.11.20
308	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810548080110030	Receipts	044525225	30101810400000000225	Add. office №34 of Zametchino's BSB 3828 of Russia's Savings Bank, Penza's oblast, village Vadinsk, Lenin sq., 13	№319, 29.11.2002	29.11.20
309	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810448100100428	Expense	044525225	30101810400000000225	Kuznetsk's BSB 8153 of Russia's Savings Bank, Penza's oblast, Kuznetsks town, Steklovskaya str., 89	40702/428 of 29.11.02	29.11.20
310	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810748100100429	Receipts	044525225	30101810400000000225	Kuznetsk's BSB 8153 of Russia's Savings Bank, Penza's oblast, Kuznetsks town, Steklovskaya str., 89	40702/429 of 29.11.02	29.11.20
311	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810048100105056	Receipts	044525225	30101810400000000225	Add. office №069 of Kuznetsk's BSB 8153 of Russia's Savings Bank, Penza's oblast, village Neverkino, Komsomolskaya str., 25	№40702/056, 26.11.2002	29.11.20

312	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810548100107046	Receipts	044525225	30101810400000000225	Add. office №80 of Kuznetsk's BSB 8153 of Russia's Savings Bank, Penza's oblast, Sosnovoborsk town, Frunze str., 21a	№ 142 of 29.11.2002	29.11.20
313	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810848170100061	Receipts	044525225	30101810400000000225	Kameshkir's BSB 4276 of Russia's Savings Bank, Penza's oblast, settlement Kameshkir, Radishchev str., 3	№ 382, 29.11.2002	29.11.20
314	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810948200100239	Receipts	044525225	30101810400000000225	Gorodishche's BSB 4281 of Russia's Savings Bank, Penza's oblast, Gorodishche town, Moskovskaya str., 76	№364, 02.12.2002	29.11.20
315	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810748190100141	Receipts	044525225	30101810400000000225	Nikolsk's BSB 4278 of Russia's Savings Bank, Penza's oblast, Nikolsk town, Chaikovskaya str., 2	№59, 29.11.2002	29.11.20
316	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810748170105056	Receipts	044525225	30101810400000000225	Add. office №14 of Kameshkir's BSB 4276 of Russia's Savings Bank, Penza's oblast, village Lopatino, Pionerskaya str., 37	№381, 29.11.2002	29.11.20
317	Open Joint Stock Company Guberniya's Bank "Tarkhany", OJSC GB "Tarkhany"	5834004442	40702810900000001120	Receipts	045655724	30101810500000000724	OJSC GB "Tarkhany", Penza city, Volodarsky str., 83	№ 1120, 29.11.2002	03.12.20
318	Open Joint Stock Company Guberniya's Bank "Tarkhany", OJSC GB "Tarkhany"	5834004442	40702810500000001106	Receipts	045655724	30101810500000000724	OJSC GB "Tarkhany", Penza city, Volodarsky str., 83	№ 1106, 02.12.2002	01.12.20
319	Open Joint Stock Company Guberniya's Bank "Tarkhany", OJSC GB "Tarkhany"	5834004442	40702810008000000007	Receipts	045655724	30101810500000000724	OJSC GB "Tarkhany", Penza-19 town, Zarechnaya str., 1	№ 192, 29.11.2002	01.12.20
320	Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702810622000000753	Receipts	045655715	30101810700000000715	Vneshtorgbank, branch in Penza city, Penza city, Moskovskaya str., 9	№ 857, 29.11.2002	29.11.20
321	Limited Liability Company Commercial Bank "Ogni Moskvy", LLC CB "Ogni Moskvy"	7701028536	40702810490000000008	Expense	045655731	30101810700000000731	LLC CB "Ogni Moskvy" – Penza's Branch, Penza city, Kuprin str., 3	№ 72008, 12.03.2004	12.03.20
322	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810154110104404	Receipts	43601607	30101810200000000607	Samara's BSB №28, 443001, Samara city, Samarskaya str., 207	№ 4366, 05.12.2002	27.09.20

323	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810454110104405	Expense	43601607	30101810200000000607	Samara's BSB №28, 443001, Samara city, Samarskaya str., 207	№ 4367, 05.12.2002	27.09.20
324	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810554110104499	Expense	43601607	30101810200000000607	Samara's BSB №28, 443001, Samara city, Samarskaya str., 207	№ 4370, 10.12.2002	10.12.20
325	Open Joint Stock Company "National merchant bank", OJSC "National merchant bank"	6317025848	40702810200000003673	Expense	43678801	30101810600000000801	OJSC "National merchant bank", Toliyatti town, 445703, Toliyatti town, Komsomolskaya str., 88	№ 315/02, 06.12.2002	05.12.20
326	Open Joint Stock Company "National merchant bank", OJSC "National merchant bank"	6317025848	40702840500000003673	Currency, current	43678801	30101810600000000801	OJSC "National merchant bank", Toliyatti town, 445703, Toliyatti town, Komsomolskaya str., 88	№ 017, 06.12.2002	05.12.20
327	Open Joint Stock Company "National merchant bank", OJSC "National merchant bank"	6317025848	40702840500990003673	Currency, transit	43678801	30101810600000000801	OJSC "National merchant bank", Toliyatti town, 445703, Toliyatti town, Komsomolskaya str., 88	№ 017, 06.12.2002	05.12.20
328	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	6317025848	40702978100000003673	Currency, transit	43678801	30101810600000000801	OJSC "National merchant bank", Toliyatti town, 445703, Toliyatti town, Komsomolskaya str., 88	№ 018, 06.12.2002	05.12.20
329	Open Joint Stock Company "National merchant bank", OJSC "National merchant bank"	6317025848	40702978100990003673	Currency, transit	43678801	30101810600000000801	OJSC "National merchant bank", Toliyatti town, 445703, Toliyatti town, Komsomolskaya str., 88	№ 018, 06.12.2002	05.12.20
330	Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702978220001001188	Currency, transit	43602985	30101810000000000985	Samara's branch of OJSC "Vneshtorgbank", 443002, Samara city, Novo-Sadovaya str., 11	№ 1024, 10.12.2002	10.12.20
331	Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702978620000001187	Currency, current	43602985	30101810000000000985	Samara's branch of OJSC "Vneshtorgbank", 443002, Samara city, Novo-Sadovaya str., 11	№ 1024, 10.12.2002	10.12.20
332	Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702810420000001186	Settlement	43602985	30101810000000000985	Samara's branch of OJSC "Vneshtorgbank", 443002, Samara city, Novo-Sadovaya str., 11	№ 1023, 10.12.2002	10.12.20

333	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702840954110100212	Currency, current	43601607	30101810200000000607	Samara's BSB №28 443001, Samara city, Samarskaya str., 207	№ 212, 27.12.2002	27.12.20
334	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702840854110200212	Currency, transit	43601607	30101810200000000607	Samara's BSB №28 443001, Samara city, Samarskaya str., 207	№ 212, 27.12.2002	27.12.20
335	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978554110100212	Currency, current	43601607	30101810200000000607	Samara's BSB №28 443001, Samara city, Samarskaya str., 207	№ 212, 27.12.2002	27.12.20
336	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702978454110200212	Currency, transit	43601607	30101810200000000607	Samara's BSB №28 443001, Samara city, Samarskaya str., 207	№ 212, 27.12.2002	27.12.20
337	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810654110400006	Settlement	43601607	30101810200000000607	Samara's BSB №28 443001, Samara city, Samarskaya str., 207	№ 73, 13.01.2003	13.01.20
338	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810654090101360	Receipts	43601607	30101810200000000607	Novokuibyshevsk's BSB № 7723, 446218 Samara's oblast, Novokuibyshevsk town, Dzerzhinsky str., 29	№ 360, 02.10.2002	02.10.20
339	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810954090101361	Expense	43601607	30101810200000000607	Novokuibyshevsk's BSB № 7723, 446218 Samara's oblast, Novokuibyshevsk town, Dzerzhinsky str., 29	№ 361, 02.10.2002	02.10.20
340	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810454070101205	Receipts	43601607	30101810200000000607	Neftegorsk's BSB № 7914, 446600 Samara's oblast, Neftegorsk town, Pobedy str., 9a	1/01/10/20 02-1, 01.10.2002	01.10.20
341	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810054070101210	Expense	43601607	30101810200000000607	Neftegorsk's BSB № 7914, 446600 Samara's oblast, Neftegorsk town, Pobedy str., 9a	1/01/10/20 02-2, 01.10.2002	01.10.20
342	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810654160100330	Receipts	43601607	30101810200000000607	Sergievsk's BSB № 4245, 446540, Samara's oblast, Sergievsk town, Sovetskaya str., 33	№ 365, 30.10.2002	30.10.20

343	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810954160100331	Expense	43601607	30101810200000000607	Sergievsk's BSB № 4245, 446540, Samara's oblast, Sergievsk town, Sovetskaya str., 33	№ 366, 30.10.2002	30.10.20
344	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810054300100266	Receipts	43601607	30101810200000000607	Chapaevsk's BSB 4259, 446100 Samara's oblast, Chapaevsk town, Oktyabrskaya str., 10a	№ 2002-41, 03.10.2002	03.10.20
345	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810654300100268	Expense	43601607	30101810200000000607	Chapaevsk's BSB 4259, 446100 Samara's oblast, Chapaevsk town, Oktyabrskaya str., 10a	№ 2002-42, 03.10.2002	03.10.20
346	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810554050101604	Receipts	43601607	30101810200000000607	Syzran's BSB № 113, 446001 Samara's oblast, Syzran town, Sovetskaya str., 42	№ 2338/1, 02.10.2002	01.10.20
347	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810254050101603	Expense	43601607	30101810200000000607	Syzran's BSB № 113, 446001 Samara's oblast, Syzran town, Sovetskaya str., 42	№ 2338, 02.10.2002	01.10.20
348	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810054150100403	Receipts	43601607	30101810200000000607	Pokhvistnevo's BSB № 4244, 446450 Samara's oblast, Pokhvistnevo town, Vasiliev str., 6	№ 106, 02.10.2002	02.10.20
349	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810354150100404	Expense	43601607	30101810200000000607	Pokhvistnevo's BSB № 4244, 446450 Samara's oblast, Pokhvistnevo town, Vasiliev str., 6	№ 106a, 02.10.2002	02.10.20
350	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810854030100765	Receipts	43601607	30101810200000000607	Otradnyi's BSB 7802, 446300 Samara's oblast, Otradnyi town, Pervomaiskaya str., 32	№ 155, 02.10.2002	05.09.20
351	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810154030100766	Expense	43601607	30101810200000000607	Otradnyi's BSB 7802, 446300 Samara's oblast, Otradnyi town, Pervomaiskaya str., 32	№ 156, 02.10.2002	05.09.20
352	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810154280102776	Receipts	43601607	30101810200000000607	Tsentralnoe BSB 4257 Toliyatti town, 445019 Samara's oblast, Toliyatti town, Lenin str., 87	№ 397, 02.10.2002	02.09.20

353	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810454280102777	Expense	43601607	30101810200000000607	Tsentralnoe BSB 4257 Toliyatti town, 445019 Samara's oblast, Toliyatti town, Lenin str., 87	№ 398, 02.10.2002	02.09.20
354	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056050110096	Receipts	046311649	30101810500000000649	Atkarsk's BSB № 4013 , 412420 Atkarsk town, M.Gorky str., 24	№337, 02.12.2002	02.12.0
355	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810356050110097	Expense	046311649	30101810500000000649	Atkarsk's BSB № 4013 , 412420 Atkarsk town, M.Gorky str., 24	№338 , 02.12.2002	02.12.0
356	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810556440100145	Receipts	046311649	30101810500000000649	Rtishchevo's BSB № 3998/044 , 412120, Ekaterinovka town, Kooperativnaya str., 32	№80E/200 2 , 29.11.2002	29.11.20
357	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810256440100144	Expense	046311649	30101810500000000649	Rtishchevo's BSB № 3998/044 , 412120, Ekaterinovka town, Kooperativnaya str., 32	№79E/200 2 , 29.11.2002	29.11.20
358	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456080100171	Receipts	046311649	30101810500000000649	Tatishchevo's BSB № 4019, 412170, Tatishchevo town, Krasnoarmeiskaya str., 32	№40702/17 1 , 29.11.2002	29.11.20
359	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756080100172	Expense	046311649	30101810500000000649	Tatishchevo's BSB № 4019, 412170, Tatishchevo town, Krasnoarmeiskaya str., 32	№40702/17 2 , 29.11.2002	29.11.20
360	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456230110160	Expense	046311649	30101810500000000649	Petrovsk's BSB № 3958 , 412540, Petrovsk town, Tolstoy str., 45	No number of 02.12.2002	02.12.20
361	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056230110159	Receipts	046311649	30101810500000000649	Petrovsk's BSB № 3958 , 412540, Petrovsk town, Tolstoy str., 45	No number of 02.12.2002	02.12.20
362	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810256250100224	Receipts	046311649	30101810500000000649	B.Karabulak's BSB № 3961, 412600, settlement B.Karabulak, Lenin str., 131A	№84 , 02.12.2002	02.12.20

363	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810556250100225	Expense	046311649	30101810500000000649	B.Karabulak's BSB № 3961, 412600, settlement B.Karabulak, Lenin str., 131A	№85 , 02.12.2002	02.12.20
364	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810556240101386	Receipts	046311649	30101810500000000649	Balakovo's BSB № 3960, 413855, Balakovo town, 30 years of Pobedy str., 8A	№40702/13 86 , 02.12.2002	02.12.20
365	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856240101387	Expense	046311649	30101810500000000649	Balakovo's BSB № 3960, 413855, Balakovo town, 30 years of Pobedy str., 8A	№40702/13 87 , 02.12.2002	02.12.20
366	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810356300100100	Expense	046311649	30101810500000000649	Dukhovnitskoe's BSB № 3969, 413900, settlement Dukhovnitskoe, Chernyshov str., 30a	№15 , 02.12.2002	03.12.20
367	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056300100099	Receipts	046311649	30101810500000000649	Dukhovnitskoe's BSB № 3969, 413900, settlement Dukhovnitskoe, Chernyshov str., 30a	№14 , 02.12.2002	03.12.20
368	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756340102111	Expense	046311649	30101810500000000649	Pugachev's BSB № 3973, 413720, Pugachev town, Bubenets str., 21/5	No number of 29.11.2002	29.11.20
369	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056340102112	Receipts	046311649	30101810500000000649	Pugachev's BSB № 3973, 413720, Pugachev town, Bubenets str., 21/5	No number of 29.11.2002	29.11.20
370	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756260100125	Receipts	046311649	30101810500000000649	Khvalynsk's BSB № 3965, 412780, Khavynsk town, Sovetskaya str., 128	№52 , 02.12.2002	02.12.20
371	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456260100124	Expense	046311649	30101810500000000649	Khvalynsk's BSB № 3965, 412780, Khavynsk town, Sovetskaya str., 128	№53 , 02.12.2002	09.12.20
372	Closed Joint Stock Company Joint Stock Commercial Bank "Volzhskyi Investment Bank", CJSC JSCB "Volgoinvestbank"	645028248	40702810100000001129	Receipts	046311817	30101810400000000817	CJSC JSCB "Volgoinvestbank", 412311, Balashov town, Entuziastov str., 1	№934 , 28.11.2002	28.11.20

373	Closed Joint Stock Company Joint Stock Commercial Bank "Volzhskyi Investment Bank", CJSC JSCB "Volgoinvestbank"	645028248	40702810200000011129	Expense	046311817	30101810400000000817	CJSC JSCB "Volgoinvestbank", 412311, Balashov town, Entuziastov str., 1	№942, 02.12.2002	02.12.20
374	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456440100106	Receipts	046311649	30101810500000000649	Rtishchevo's BSB № 3998, 412030, Rtishchevo town, Polevaya str., 2	№77, 29.11.2002	29.11.20
375	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456440100105	Expense	046311649	30101810500000000649	Rtishchevo's BSB № 3998, 412030, Rtishchevo town, Polevaya str., 2	№77, 29.11.2002	29.11.20
376	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456410100301	Receipts	046311649	30101810500000000649	Arkadak's BSB № 3993, 412210, Arkadak town, Lenin str., 75	No number of 02.12.2002	02.12.20
377	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810156420110568	Receipts	046311649	30101810500000000649	Balashov's BSB № 3994/090, 412370, settlement Samoilovka, 30 years of Pobedy str., 2	№881, 02.12.2002	02.12.20
378	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756410100302	Receipts	046311649	30101810500000000649	Arkadak's BSB № 3993/032, 412070, settlement Turki, Sovetskaya str., 37	No number of 02.12.2002	02.12.20
379	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856420110567	Receipts	046311649	30101810500000000649	Balashov's BSB № 3994/077, 412270, settlement Romanovka, Narodnaya str., 16	№880, 02.12.2002	02.12.20
380	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810156200110335	Expense	046311649	30101810500000000649	Volsk's BSB № 242, 412900, Volsk town, Pugachev str., 45	№126, 29.11.2002	29.11.20
381	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856200110334	Receipts	046311649	30101810500000000649	Volsk's BSB № 242, 412900, Volsk town, Pugachev str., 45	№125, 29.11.2002	29.11.20
382	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056280100106	Receipts	046311649	30101810500000000649	Ershov's BSB № 3967, 413500, Ershov town, Rabochaya str., 14	№38, 02.12.2002	02.12.20

383	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756280100105	Expense	046311649	30101810500000000649	Ershov's BSB № 3967 , 413500, Ershov town, Rabochaya str., 14	№37 , 02.12.2002	02.12.20
384	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856290101078	Receipts	046311649	30101810500000000649	Dergachi's BSB № 3968/021 , 413620, settlement Ozinki, Pushkinskaya str., 46	№47 , 02.12.2002	02.12.20
385	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810256290100093	Receipts	046311649	30101810500000000649	Dergachi's BSB № 3968, 413440, settlement Dergachi, Sovietskaya str., 53	№46 , 02.12.2002	02.12.20
386	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810656210100165	Expense	046311649	30101810500000000649	Kalininsk's BSB № 3956, 412480, Kalininsk town, Chapaev str., 124	№289 , 29.11.2002	29.11.20
387	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810956210100166	Receipts	046311649	30101810500000000649	Kalininsk's BSB № 3956, 412480, Kalininsk town, Chapaev str., 124	№290 , 29.11.2002	29.11.20
388	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810256210100167	Receipts	046311649	30101810500000000649	Kalininsk's BSB № 3956/040, 412460, settlement Lysye Gory, Sovetskaya str., 49	№291 , 29.11.2002	29.11.20
389	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856140110122	Expense	046311649	30101810500000000649	Krasnoarmeisk's BSB № 4028, 412800, Krasnoarmeisk town, Lenin str., 75	№40702/12 2 , 29.11.2002	29.11.20
390	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810156140110123	Receipts	046311649	30101810500000000649	Krasnoarmeisk's BSB № 4028, 412800, Krasnoarmeisk town, Lenin str., 75	№40702/12 3 , 29.11.2002	29.11.20
391	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810556150100228	Receipts	046311649	30101810500000000649	Kr. Kut's BSB № 4029, 413230, Krasnyi Kut town, Pobedy str., 23a	No number of 27.11.2002	29.11.20
392	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856150100229	Expense	046311649	30101810500000000649	Kr. Kut's BSB № 4029, 413230, Krasnyi Kut town, Pobedy str., 23a	No number of 27.11.2002	29.11.20

393	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756150111114	Receipts	046311649	30101810500000000649	Kr. Kut's BSB № 4029/046, 413320, village Piterka, Lenin str., 108	№407.02.1 14 , 29.11.2002	29.11.20
394	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056270100116	Receipts	046311649	30101810500000000649	Novouzensk's BSB № 3966 , 413360, Novouzensk town, Sovetskaya str., 8	№40 , 02.12.2002	02.12.20
395	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810656270110072	Receipts	046311649	30101810500000000649	Novouzensk's BSB № 3966/027, 413370, settlement AlGai, Sovetskaya str., 13	№41 , 02.12.2002	02.12.20
396	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810656340100310	Receipts	046311649	30101810500000000649	Pugachev's BSB № 3973, 413720, Pugachev town, Bubenets str., 21/5	No number of 02.12.2002	02.12.20
397	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810256340100309	Expense	046311649	30101810500000000649	Pugachev's BSB № 3973, 413720, Pugachev town, Bubenets str., 21/5	No number of 02.12.2002	02.12.20
398	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810356310100129	Expense	046311649	30101810500000000649	Perelyub's BSB № 3970, 413750, village Perelyub, Chkalov str., 22	№96 , 06.12.2002	06.12.20
399	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056170101134	Expense	046311649	30101810500000000649	Engels BSB № 130 , 413111, Engels town, F.Engels avenue, 11A	No number of 29.11.2002	29.11.20
400	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756170101133	Receipts	046311649	30101810500000000649	Engels BSB № 130 , 413111, Engels town, F.Engels avenue, 11A	No number of 29.11.2002	29.11.20
401	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456150102054	Receipts	046311649	30101810500000000649	Kr. Kut's BSB № 4029/057, 413230, Krasnyi Kut town, Pobedy avenue, 23a.	No number of 29.11.2002	29.11.20
402	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056280101066	Receipts	046311649	30101810500000000649	Ershov's BSB № 3967/047 , 413100, Ershov town, Rabochaya str., 14	No number of 02.12.2002	02.12.20

403	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810856120100181	Receipts	046311649	30101810500000000649	Marx BSB № 4026, 413093, Marx town, Lenin avenue, 46a	No number of 29.11.2002	29.11.20
404	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456190100090	Receipts	046311649	30101810500000000649	Sovetsk's BSB № 4034 , 413211, settlement Stepnoe, 50 years of Pobedy str., 9	No number of 29.11.2002	29.11.20
405	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456170101132	Expense	046311649	30101810500000000649	Engels BSB № 130 , 413111, Engels town, F.Engels avenue, 11A	№338 , 29.11.2002	29.11.20
406	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810156170101131	Receipts	046311649	30101810500000000649	Engels BSB № 130 , 413111, Engels town, F.Engels avenue, 11A	№337 , 29.11.2002	29.11.20
407	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756020101526	Receipts	046311649	30101810500000000649	Saratov's BSB № 8622, 410600, Vavilov str., 1/7	№2135 , 02.12.2002	02.12.20
408	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810056020101527	Expense	046311649	30101810500000000649	Saratov's BSB № 8622, 410600, Vavilov str., 1/7	№2136 , 02.12.2002	02.12.20
409	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810756020101500	Receipts	046311649	30101810500000000649	Saratov's BSB № 8622, 410600, Vavilov str., 1/7	Add.Agrr. without number of 01.03.2004 to contract 1168 of 24.10.2002	01.03.20
410	Closed Joint Stock Company Joint Stock Commercial Bank "Volzhskyi Investment Bank", CJSC JSCB "Volgoinvestbank"	645028248	40702810200000011080	Receipts	046311817	30101810400000000817	CJSC JSCB "Volgoinvestbank", 410028, Saratov city, M.Gorky str., 9	No number of 22.10.2002	22.10.20
411	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456020114114	Expense	046311649	30101810500000000649	Saratov's BSB № 8622, 410600, Vavilov str., 1/7	№40702810456020114114, 26.01.2004	26.01.20

412	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810156420110814	Receipts	046311649	30101810500000000649	Balashov's BSB № 3994, 412300, Balashov town, Volodarsky str., 39	№1224, 20.12.2004	20.12.20
413	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810456420110815	Expense	046311649	30101810500000000649	Balashov's BSB № 3994, 412300, Balashov town, Volodarsky str., 39	№1225, 20.12.2004	20.12.20
414	Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702810131000000471	Receipts	046311834	30101810700000000834	Branch of OJSC "Vneshtorgbank" in Saratov, 50 years of October avenue, 128a	№740, 23.12.2005	23.12.20
415	Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702810431000000472	Expense	046311834	30101810700000000834	Branch of OJSC "Vneshtorgbank" in Saratov, 50 years of October avenue, 128a	№741, 23.12.2006	23.12.20
416	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810169060100108	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Barysh BSB ОСБ № 4260) Ulyanovsk's oblast, Barysh town, Strelkovoi divizii str., 1Б	№ 27, 04.12.2002	04.12.20
417	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810869060100107	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Barysh BSB ОСБ № 4260) Ulyanovsk's oblast, Barysh town, Strelkovoi divizii str., 1Б	№ 26, 04.12.2002	04.12.20
418	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810869030100124	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Ulyanovsk's BSB № 7002) , Ulyanovsk's oblast, settlement Isheevka, Pervomaiskaya str., 10	№ 102, 11.12.2002	11.12.20
419	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810569030100123	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Ulyanovsk's BSB № 7002) , Ulyanovsk's oblast, settlement Isheevka, Pervomaiskaya str., 10	№ 101, 11.12.2002	11.12.20
420	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810969110100973	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Dimitrovgrad's BSB №4272) Ulyanovsk's oblast, Dimitrovgrad town, Gagarin str., 6	№ 260 , 09.12.2002	10.12.20

421	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810669110100972	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Dimitrovgrad's BSB №4272) Ulyanovsk's oblast, Dimitrovgrad town, Gagarin str., 6	№ 259 , 09.12.2002	10.12.20
422	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810469080001055	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Novospassk's BSB № 4264/024), Ulyanovsk's oblast, settlement Radishchevo, Sovetskaya str., 17	№ 136 , 15.12.2002	15.12.20
423	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810169080001054	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 (Novospassk's BSB № 4264/024), Ulyanovsk's oblast, settlement Radishchevo, Sovetskaya str., 17	№ 135 , 15.12.2003	15.12.20
424	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810669020107227	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 Ulyanovsk city, Engels str., 15	№ 40702 / 7228 , 05.12.2002	05.12.20
425	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810969020107228	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 Ulyanovsk city, Engels str., 15	№ 40702 / 7227 , 05.12.2002	05.12.20
426	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810069020107225	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 Ulyanovsk city, Engels str., 15	№ 40702 / 7225 , 05.12.2002	05.12.20
427	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810369020107226	Receipts	047308602	30101810000000000602	Ulyanovsk's BSB №8588 Ulyanovsk city, Engels str., 15	№ 40702 / 7226, 05.12.2002 with Add.Agrr. of 01.03.2004	05.12.20
428	Povolzhskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Povolzhskyi bank of RF SB	7707083893	40702810169020108360	Expense	047308602	30101810000000000602	Ulyanovsk's BSB №8588 Ulyanovsk city, Engels str., 15	№ 40702 / 8360 , 18.02.2004	18.02.20
429	Closed Joint Stock Company Joint Stock Commercial bank "Sviyaz-Bank", CJSC JSCB "Sviyaz-Bank"	7710301140	40702810200230101081	Receipts	047308864	30101810000000000864	Ulyanovsk's branch of CJSC JSCB "Sviyaz-Bank", Ulyanovsk city, Sovetskaya str., 19	№ 04-19 , 27.02.2004	01.03.20

430	Closed Joint Stock Company Joint Stock Commercial bank "Sviyaz-Bank", CJSC JSCB "Sviyaz-Bank"	7710301140	40702810300230001081	Expense	047308864	30101810000000000864	Ulyanovsk's branch of CJSC JSCB "Sviyaz-Bank", Ulyanovsk city, Sovetskaya str., 19	№ 02-180 , 05.12.2002	05.12.20
431	Closed Joint Stock Company Joint Stock Commercial bank "Sviyaz-Bank", CJSC JSCB "Sviyaz-Bank"	7710301140	40702810600230001079	Expense	047308864	30101810000000000864	Ulyanovsk's branch of CJSC JSCB "Sviyaz-Bank", Ulyanovsk city, Sovetskaya str., 19	№ 02-178 , 02.12.2002	04.12.20
432	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810368020101860	Expense	049401601	30101810400000000601	Udmutriya's department № 8618, Izhevsk city, Klasnaya str., 105	№2501, 02.12.2002	02.12.20
433	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810768140100493	Receipts	049401601	30101810400000000601	Votkinsk's department №1663, 427433, Votkinsk town, Ordzhonikidze str., 8	№169, 29.11.2002	29.11.20
434	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810368140100770	Expense	049401601	30101810400000000601	Votkinsk's department №1663, 427433, Votkinsk town, Ordzhonikidze str., 8	№441, 28.01.2004	28.01.20
435	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810368220101136	Receipts	049401601	30101810400000000601	Uva's department № 4482, 427260, settlement Uva, Pushkin str., 36	№265 , 12.02.2002	12.02.20
436	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810668220101195	Expense	049401601	30101810400000000601	Uva's department № 4482, 427260, settlement Uva, Pushkin str., 36	№313 , 29.01.2004	29.01.20
437	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810468090100157	Receipts	049401601	30101810400000000601	Glazov's department № 4450,427620, Glazov town, Kirov str., 7	№177/1 , 26.12.2002	26.12.20
438	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810568090100510	Expense	049401601	30101810400000000601	Glazov's department № 4450,427620, Glazov town, Kirov str., 7	№3 , 15.01.2004	15.01.20
439	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810268050100384	Receipts	049401601	30101810400000000601	Igra's department № 5912, 427145, settlement Igra, Sovetskaya str., 37	№46 , 29.11.2002	29.11.20

440	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810068050100487	Expense	049401601	30101810400000000601	Igra's department № 5912, 427145, settlement Igra, Sovetskaya str., 37	№3 , 02.02.2004	02.02.20
441	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810368210100477	Receipts	049401601	30101810400000000601	Sarapul's department № 78, 427960, Sarapul town, Azin str., 33	№1016 , 28.11.2002	28.11.20
442	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810068210100528	Expense	049401601	30101810400000000601	Sarapul's department № 78, 427960, Sarapul town, Azin str., 33	№1178 , 16.01.2004	05.02.20
443	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810268160100261	Expense	049401601	30101810400000000601	Mozhga's department № 4465/052, 427797, Mozhga town, Mozhginskaya str., 59	№261 , 02.12.2002	02.12.20
444	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810368160100310	Expense	049401601	30101810400000000601	Mozhga's department № 4465/052, 427797, Mozhga town, Mozhginskaya str., 59	№310 , 04.02.2004	04.02.20
445	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810268020101805	Expense	049401601	30101810400000000601	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№2500 , 02.12.2002	02.12.20
446	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702840268020100180	Current, currency	049401601	30301840749000606800	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.20
447	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702840168020200180	Transit, currency	049401601	30301840749000606800	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.20
448	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702840068020300180	Special, transit, currency	049401601	30301840749000606800	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.20
449	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702978868020100180	Current, currency	049401601	30301840749000606800	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.20

450	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702978768020200180	Transit, currency	049401601	30301840749000606800	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.20
451	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702978668020300180	Special, transit, currency	049401601	30301840749000606800	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№275 , 16.09.2002	16.09.20
452	Closed Joint Stock Company "Commercial bank "C-Bank", JSCB "C-Bank" (CJSC)	1831000058	40702810408450000336	Expense	049401845	30101810800000000845	JSCB "C-Bank" (CJSC), 426057, Izhevsk city, Lenin str., 6	№4070281 040845000 0336, 16.01.2004	16.01.20
453	Closed Joint Stock Company "Commercial bank "C-Bank", JSCB "C-Bank" (CJSC)	1831000058	40702810208450000332	Receipts	049401845	30101810800000000845	JSCB "C-Bank" (CJSC), 426057, Izhevsk city, Lenin str., 6	№4070281 020845000 0332, 02.12.2002	02.12.20
454	Closed Joint Stock Company "Commercial bank "C-Bank", JSCB "C-Bank" (CJSC)	1831000058	40702810908450000331	Receipts	049401845	30101810800000000845	JSCB "C-Bank" (CJSC), 426057, Izhevsk city, Lenin str., 6	№4070281 090845000 0331, 02.12.2002	02.12.20
455	Zapadno-Uralskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Zapadno-Uralskyi RF SB	7707083893	40702810768020102456	Expense	049401601	30101810400000000601	Udmurtiya's department № 8618, Izhevsk city, Krasnaya str., 105	№3294 of 27.10.2004	27.10.20
456	Closed Joint Stock Company "Commercial bank "C-Bank", JSCB "C-Bank" (CJSC)	1831000058	40702810008450000338	Expense	049401845	30101810800000000845	JSCB "C-Bank" (CJSC), 426057, Izhevsk city, Lenin str., 6	of 25.11.2004	25.11.20
457	Closed Joint Stock Company "Commercial bank "C-Bank", JSCB "C-Bank" (CJSC)	1831000058	40702810708450000337	Receipts	049401845	30101810800000000845	JSCB "C-Bank" (CJSC), 426057, Izhevsk city, Lenin str., 6	of 25.11.2004	25.11.20
458	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175040101068	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Novocheboksarsk's BSB № 8102) 428900, Novocheboksarsk town, 10-th piyatiletka str., 31	№ 407028101 750401010 68 of 03.12.2002	03.12.20
459	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810075020102475	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town 428000, Cheboksary town, Moskovskyi avenue, 3	№ 2475 of 28.11.2002	02.12.20

460	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775020102474	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town 428000, Cheboksary town, Moskovskyi avenue, 3	№ 2474 of 02.12.2002	02.12.20
461	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375020102476	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town 428000, Cheboksary town, Moskovskyi avenue, 3	№ 2476 of 02.12.2002	02.12.20
462	Open Joint Stock Company Joint Stock Commercial bank "Sviyaz-Bank", OJSC JSCB "Sviyaz-Bank"	7710301140	40702810700270000436	Receipts	49706740	30101810900000000740	Chuvashiya's branch of OJSC JSCB "Sviyaz-Bank", 428000, Cheboksary town, Yaroslavskaya str., 44	№ 407028107 002700004 36 of 02.12.2002	02.12.20
463	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810675210100179	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Batyrevo's BSB № 4440 village Batyrevo) 429350, village Batyrevo, Lenin avenue, 7a	№ 407028106 752101001 79/02 of 02.12.2002	02.12.20
464	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375080100162	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 024 of Batyrevo's BSB № 4440 village Komsomolskoe) 429340, village Komsomolskoe, Sovetskaya str., 1	№ 407028103 750801001 62 of 02.12.2002	02.12.20
465	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810975100104095	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 030 of Batyrevo's BSB № 4440) 429170, village Shemursha, Kosmovskyi str., 36	№ 407028109 751001040 95 of 02.12.2002	02.12.20
466	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810975090000089	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 036 of Batyrevo's BSB № 4440 village Yalchiki) 429380, village Yalchiki, Ivanov str., 14	№ 90000089 of 28.11.2002	02.12.20
467	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175060100395	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Kanash BSB № 7507) 429330, Kanash town, Pushkin str., 14	№ 407021039 5 of 02.12.2002	02.12.20

468	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810975120000166	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 072 of Kanash BSB № 7507) 429700, settlement Ibresi, Maresiev str., 32	№ 407028109751200001 66 of 03.12.2002	02.12.20
469	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775060105075	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 053 of Kanash BSB № 7507) 429290, village Yantikovo, Lenin avenue, 11	№ 40702/5075 of 02.12.2002	02.12.20
470	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775230100240	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Cheboksary's BSB № 4472 settlement Kugesi) 429500, settlement Kugesi, Sovetskaya str., 23	№ 414 of 03.12.2002	03.12.20
471	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275150100150	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office №045 of Tsivilsk's BSB № 4437) 429550, Mariinskyi posad town, Lazo str., 63	№ 40702/150 of 02.12.2002	02.12.20
472	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810875140000136	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Morgaushi's BSB № 7034) 429350, village Morgaushi, Lenin str., 34	№ 407028108751400001 36 of 03.12.2002	03.12.20
473	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375190100120	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Yadrin's BSB № 4438) 429060, Yadrin town, K.Marx str., 20	№ 22 of 28.11.2002	28.11.20
474	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810875180000170	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Tsivilsk's BSB № 4437), 429900, Tsivilsk town, Nikolaev str., 26	№ 407028108751800001 70 of 04.12.2002	02.12.20
475	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775130100159	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 032 of Tsivilsk's BSB № 4437) 429430, Kozlovka town, Lobachevskyi str., 26a	№ 407028107751301001 59 of 03.12.2002	02.12.20

476	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810075030000114	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 040 of Tsivilsk's BSB № 4437) 429620, village Krasnoarmeiskoe, Komsomolskyi pereulok, 3	№ 40702/114 of 03.12.2002	02.12.20
477	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175160000104	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 056 of Tsivilsk's BSB № 4437) 429400, settlement Urmary, Sovetskaya str., 9	№ 40 of 02.12.2002	02.12.20
478	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810475020102473	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 2473 of 02.12.2002	02.12.20
479	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810475170100367	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Shumerliya's BSB № 5836 Shumerliya town) 429120, Shumerliya town, Oktayabrskaya str., 11	№ 407020036 7 of 03.12.2002	03.12.20
480	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810575070100309	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Alatyr's BSB № 7508 Alatyr town) 429800, Alatyr town, Lenin str., 25	№ 309 of 02.12.2002	02.12.20
481	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810475110000066	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 050 of Shumerliya's BSB № 5836) 429239, village Alikovo, Sovetskaya str., 11	№ 407022006 6 of 01.06.2003	02.12.20
482	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175110000358	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 061 of Kanash BSB № 7507) 429200, settlement Vurnary, Sovetskaya str., 18	№ 40702/358 of 02.12.2002	02.12.20
483	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810075200000096	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 033 of Yadrin's BSB № 4438 village Krasnye Chetai) 429040, village Krasnye Chetai, Novaya str., 12	№ 407028100 752000000 96 of 29.11.2002	29.11.20

484	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375170104090	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 037 of Shumerliya's BSB № 5836) 429020, village Poretskoe, Ulyanov str., 34	№ 407020402 3 of 02.12.2002	02.12.20
485	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175020102472	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 2472 of 02.12.2002	02.12.20
486	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275020102466	Receipts	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 2466 of 02.12.2002	21.11.20
487	Open Joint Stock Company "Bank of foreign trade", OJSC "Vneshtorgbank"	7702070139	40702810819000001974	Receipts	49706751	30101810300000000751	Chuvashiya's branch of "Vneshtorgbank", 428018, Cheboksary town, K.Ivanov str., 80a	№ 1974 of 02.12.2002	02.12.20
488	Open Joint Stock Company Joint Stock Commercial bank "Sviyaz-bank", OJSC JSCB "Sviyaz-bank"	7710301140	40702810000270000437	Receipts	49706740	30101810900000000740	Chuvashiy's branch of OJSC JSCB "Sviyaz-bank", 428000, Cheboksary town, Yaroslavskaya str., 44	№ 407028100 002700004 37 of 29.11.2002	29.11.20
489	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175040101220	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Novocheboksarsk's BSB № 8102), 428900, Novocheboksarsk town, 10-th piyatiletka str., 31	№ 101220 of 27.01.2004	27.01.20
490	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810875020102798	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 407020102 798 of 28.01.2004	28.01.20
491	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810575020102797	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 407020102 797 of 28.01.2004	28.01.20
492	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175020102799	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 407020102 799 of 28.01.2004	28.01.20

493	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810675210100221	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Batyrevo's BSB № 4440) 429350, village Batyrevo, Lenin avenue, 7a	№ 407028106 752101002 21 of 22.01.2004	22.01.20
494	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810575080100195	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 024 of Batyrevo's BSB № 4440) 429340, village Komsomolskoe, Sovetskaya str., 1	№ 40702/195 of 23.01.2004	23.01.20
495	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775100104114	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 030 of Batyrevo's BSB № 4440) 429170, village Shemursha, Kosmovskyi str., 36	№ 281 of 23.01.2004	23.01.20
496	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775090000111	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 036 of Batyrevo's BSB № 4440 village Yalchiki) 429380, village Yalchiki, Ivanov str., 14	№ 407028107 750900001 11 23.01.2004	23.01.20
497	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810975060100540	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Kanash BSB № 7507) 429330, Kanash town, Pushkin str., 14	№ 40702/0540 of 23.01.2004	23.01.20
498	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275120000196	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 072 of Kanash BSB № 7507) 429700, settlement Ibresi, Maresiev str., 32	№40702/19 6 of 23.01.2004	23.01.20
499	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375060105103	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 053 of Kanash BSB № 7507) 429290, village Yantikovo, Lenin avenue, 11	№ 40702/5103 of 23.01.2004	23.01.20
500	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175230100293	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Cheboksary's BSB № 4472) 429500, settlement Kugesi,	№ 04 of 26.01.2004	26.01.20

							Sovetskaya str., 23		
501	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175150100182	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office №045 of Tsivilsk's BSB № 4437) 429550, Mariinskyi Posad town, Lazo str., 63	№ 40702/182 of 26.01.2004	27.01.20
502	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810475140000167	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Morgaushi's BSB № 7034) 429350, village Morgaushi, Lenin str., 34	№ 407028104 751400001 67 26.01.2004	26.01.20
503	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775190100157	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Yadrin's BSB № 4438) 429060, Yadrin town, K.Marx str., 20	№ 2 of 26.01.2004	26.01.20
504	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810675180000202	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Tsivilsk's BSB № 4437) 429900, Tsivilsk town, Nikolaev str., 26	№ 407028106 751800002 02 27.01.2004	27.01.20
505	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810675130100181	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 032 of Tsivilsk's BSB № 4437) 429430, Kozlovka town, Lobachevskyi str., 26a	№ 40702/181 of 27.01 2004	27.01.20
506	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275030000134	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 040 of Tsivilsk's BSB № 4437) 429620, village Krasnoarmeiskoe, Komsomolskyi pereulok, 3	№ 40702/134 of 27.01.2004	27.01.20
507	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810475160000147	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 056 of Tsivilsk's BSB № 4437) 429400, settlement Urmary, Sovetskaya str., 9	№ 84 of 27.01.2004	27.01.20

508	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810475020102800	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB in Cheboksary town, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 407020102 800 of 29.01.2004	29.01.20
509	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775170100423	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Shumerliya's BSB № 5836) 429120, Shumerliya town, Oktayabrskaya str., 11	№ 407020042 3 of 26.01.2004	26.01.20
510	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375070100392	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Alatyr's BSB № 7508) 429800, Alatyr town, Lenin str., 25	№ 392 of 27.01.2004	27.01.20
511	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810175170120087	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 050 of Shumerliya's BSB № 5836) 429239, village Alikovo, Sovetskaya str., 11	№ 407022008 7 of 26.01.2004	26.01.20
512	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775110100412	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 061 of Kanash BSB № 7507) 429200, settlement Vurnary, Sovetskaya str., 18	№ 40702/0100 412 of 28.01.2004	28.01.20
513	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275200000113	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 033 of Yadrin's BSB № 4438) 429040, village Krasnye Chetai, Novaya str., 12	№ 407028102 752000001 13 27.01.2004	27.01.20
514	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810375170104117	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, Cheboksary town (Add. office № 037 of Shumerliya's BSB № 5836) 429020, village Poretskoe, Ulyanov str., 34	№ 407020411 7 of 26.01.2004	26.01.20
515	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810275020102796	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 407020102 796 of 28.01.2004	28.01.20
516	Volgo-Vyatskyi Joint Stock Commercial Savings Bank of RF (Open Joint Stock Company), Volgo-Vyatskyi bank of RF SB	7707083893	40702810775020102801	Expense	49706609	30101810300000000609	Chuvashiya's BSB № 8613 of RF SB, 428000, Cheboksary town, Moskovskyi avenue, 3	№ 407020102 801 of 30.01.2004	30.01.20

1.3. Data on the issuer's auditor (auditors)

Full brand name:
Closed Joint Stock Company "Ernst&Young Vneshaudit"
Abbreviated brand name:
CJSC "Ernst&Young Vneshaudit"
Location:
RF, 105062, Moscow, Sadovnicheskaya naberezhnaya, 77, building 1
Telephone: (095) 705-97-00
(095) 755-97-00
Fax: (095) 755-97-01

License for audit activity, including general and bank audit, audit of insurance organizations, funds and stock exchanges - № E 003 246, approved by the order of RF Ministry of Finance of January 17, 2003 № 9, the validity term is 5 (five) years.

The auditor is recommended by OJSC "VolgaTelecom" Board of directors and approved by the annual general meeting of stockholders.

The audit of OJSC "VolgaTelecom" bookkeeping and reporting was carried out for 2003 fiscal year.

Consulting and auditor services contract is sighed with the auditor. The size of the auditor's remuneration is specified in the contract. The auditor's services are paid in accordance with the schedule attached to the services contract upon submission of accounting documents for execution of works and services.

There are no factors capable to affect the independence of the auditor from the issuer. There are no interests connecting the auditor (the auditor's officials) with the issuer (the issuer's officials), and namely:

- there are no auditor's participation shares (the auditor's officials) in the issuer's charter capital;
- the auditor is not provided with the issuer's borrowed funds;
- there are no close business relations (participation in promoting products (services), participation in joint business activity), and also kindred relations between the issuer and the auditor;
- there are no issuer's officials simultaneously being the auditor's officials.

1.4. Data on the issuer's appraiser

During the report quarter the issuer did not involve the appraiser:

To determine the market cost of placed securities in circulation;

To determine the market cost of the fixed assets or real property assets. The reassessment of the property cost was not carried out during the specified period.

Data on the appraiser involved in reassessment of fixed assets of the issuer for the last 5 accomplished fiscal years:

The reassessment of fixed assets in OJSC "Volga Telecom" was carried out in 2000 by the independent appraiser LLC "Audit-Appraisal", acting on the basis of license Б 953444 № 183, issued by the Committee for management and control of city's property of Nizhny Novgorod Oblast on June 18, 1999 for the period of 3 (three) years. The fixed assets were evaluated by the market cost, determined according to Federal law № 135-ФЗ of July 29, 1998 "On evaluative activity in Russian Federation", confirmed by expert's opinions, the estimation procedure – the calculation of fixed assets replacement costs by means of coefficients.

1.5. Data on the issuer's advisers

In the report quarter the issuer did not involve the adviser providing information-consulting services on the basis of concluded contract.

1.6. Data on other persons signed this quarterly report

There are no other persons who signed this quarterly report.

II. Basic information on the issuer's financial-economic status

2.1. Indicators of the issuer's financial-economic activity

In this report period the information is not provided.

2.2. The issuer's market capitalization

Information on the issuer's market capitalization for the last 5 accomplished fiscal years and for the report quarter:

Date of fiscal year accomplishment	Capitalization , US$ (registered ordinary shares)	Capitalization , US$ (registered preferred shares)	Total capitalization, US$
31.12.1999	83 132 790	7 000 632	83 132 790
31.12.2000	115 510 824	8 374 176	123 885 000
31.12.2001	71 397 940	9 682 641	81 080 581
31.12.2002	308 470 463	64 479 947	372 950 410
31.12.2003	573 505 156	129 742 016	703 247 172
31.12.2004	768 131 054	178 194 208	946 325 262

The issuer's shares are allowed for circulation by two organizers of trading at securities market:

- Non-commercial partnership "Stock exchange "Russian Trading System" (NCP Stock exchange "RTS");
- Open Joint Stock Company "Stock exchange "Russian Trading System" (OJSC "Stock exchange "RTS");
- Closed Joint Stock Company "Moscow Interbank Currency Exchange" (CJSC "MICEX").

NCP Stock exchange "RTS"- the organizer of trading is selected for calculation of weighted average price of a share; the issuer's shares have been circulating there since December 1996.

<u>Methods of defining market capitalization:</u>

➢ Market capitalization as of the date of each fiscal year accomplishment is calculated as the product of shares quantity of the corresponding category (type) by weighted average price of a share of this category (type). Weighted average price of shares is calculated by 10 largest transactions made via the organizer of trading at the securities market in the last month of each accomplished fiscal year.

In case, if during the last month of the accomplished fiscal year there were less than 10 transactions made at the securities market, then the weighted average price of a share is calculated by 10 largest transactions made via the organizer of trading at the securities market during 3 last months of each accomplished fiscal year for which the information on OJSC "VolgaTelecom" market capitalization is indicated.

In case, if during the last 3 months of each accomplished fiscal year there were less than 10

transactions made via the organizer of trading at securities market, then OJSC "VolgaTelecom" market capitalization is calculated as the product of the shares quantity of corresponding category (type) by weighted average price of a share of this category (type) calculated as per the procedure of calculation of weighted average price of a valuable paper at RTS Stock exchange.

The calculation of weighted average price of a valuable paper, established in the course of trading at RTS Stock exchange, is made by using the price information on transactions concluded on the basis of addressless applications during the trading session. The calculation is made on the stock's business days and is being performed every hour; the first calculation is made in an hour after the trading session opening. The official value is the value of weighted average price calculated at the time of the trading session closing. The calculation of weighted average price of valuable papers, for which the trading is suspended, is not made.

Weighted average price of the i-th valuable paper is calculated by the following formula:

$$AP_i = \frac{\sum_{k=1}^{n}(P_{ik} \times Q_{ik})}{\sum_{k=1}^{n} Q_{ik}}$$

Where n – the number of transactions selected for calculation, P_{ik} – the price of the k-th transaction under the i-th valuable paper, Q_{ik} – the volume of the k-th transaction under the i-th valuable paper.

2.3. The issuer's liabilities

2.3.1. Accounts payable

In this report period the information is not provided.

2.3.2. The issuer's credit background

The information on credit agreements and loan contracts, the amount of major debt under which is 10 and more percent of the issuer's net assets value will be provided in the report for quarter 1 of 2005.

2.3.3. The issuer's liabilities from the guarantee provided to third parties

The information on the issuer's liabilities from the guarantee provided to third parties, including in the form of pledge and surety, making up more than 5 % of the issuer's balance sheet assets for the report quarter will be provided in the report for quarter 1 of 2005.

2.3.4. The issuer's other liabilities

As of 01.01.2005 there are no agreements, including time transactions, not reflected in the accounting balance-sheet which are capable to influence considerably the financial status, liquidity of the Company, sources of finance, results of activity and expenses.

2.4. The purposes of the emission and the trends of usage of resources obtained from the issuing securities placement

In the report period the issuer did not obtain the resources from the emission placed by subscription.

2.5. Risks related to the acquisition of being placed (placed) issuing securities

Industry risks,
Country and regional risks,
Financial risks,
Legal risks,
Risks related to the issuer's activity.

2.5.1. Industry risks

The competition level in the telecom sector of the Volga Federal district economy is steadily growing.

The toughening of competition with alternative operators in all the branches of OJSC "VolgaTelecom" is observed in the sphere of value-added services and long-distance communication, despite the fact that the Company is still the leader in wire communication. The risk of reduction in income from long-distance communication due to the termination of traffic via IP-channels of alternative operators by the carriers affiliated to OJSC "VolgaTelecom" is increasing. The weakening of market positions of services in the area of fixed telephone communication occurs because of the growth of the cellular communication services market.

The following economic factors may result in the decline of the situation in the industry and the Company's market position:

- General decrease in the production volume and the reduction of economic growth rates;
- Economic risks specific to Russian Federation by and large, including the level of macroeconomic instability in the country, the existence of possibility of modifications in the legislation that may result in the reduction of the Company's income or in the toughening of the procedure of yield taxation;
- The ruble devaluation rates exceeding the tariff growth rate.

The following activities are planned in the case of negative developments in the region and in the country's economy:

- To optimize the structure of expenses;
- To readjust the Company's investment program;
- To make corrections in the Company's pricing and marketing policy;
- To adapt the structure of rendered services, market requirements being taken into account, for the purposes of profit maximization.

As a result of affiliation OJSC "VolgaTelecom" got the opportunity to use uniform infrastructure and technical facilities within the limits of the Volga Federal district, therefore the influence of industry risks on the Company's activity is estimated as minimal. This allows to render the maxim wide range of communication services to the customers, and also to optimally develop interregional communication networks for the reduction of prime cost and rising of profitability of services.

2.5.2. Country and regional risks

The economic situation in the regions and the relations with authorities of the Russian Federation subjects and with local authorities are developing positively, which influences favorably the activity of the Inter-Regional Company and its capacity to fulfill its obligations.

In future, the reasons of the situation destabilization may be:

1) Interference of the state regulatory bodies into Inter-Regional Company's activity. The Company is strengthening objectively its positions at the market. In addition, the number of management subjects is reduced for the regulatory body. Hence, the consolidated company would attract more attention to its activity.
2) Reduction of financing by regional authorities of programs of telephonization of the appropriate regions.

2.5.3. Financial risks

Currency risk	As of 01.01.2005 the share of contracts concluded by OJSC "VolgaTelecom" with suppliers and contractors in foreign currency is insignificant and it has the tendency for reducing. That is why it is possible to state that the issuer's exposure to risks, related to the change of the foreign exchange rate is minimal.
Interest-rate risk	During quarter 4 of year 2004 all bank credits in the Company's debt portfolio had fixed rate of interest; besides, after the reduction of refinancing rate of the Russian Central Bank up to 13% annually beginning from 15.06.2004 for valid and newly concluded credit contracts, the rate of interest was also reduced. The interest-rate risk for the specified reasons is insignificant.
Inflation peril	According to the forecast of the Government of Russian Federation in 2005 the inflation rates will continue to decrease. As in the process of reasonable inflation the prices for commodities and materials tend to grow, the rated value of the Company's financial needs for these purposes also grows. The Company conducts contract policy of deferment of payments for the purpose of reducing the real price of inventories by means of reducing the share of advance payments for the supplies and the increase in installment for the further payments. So, the inflation peril is minimal.

2.5.4. Legal risks

The below listed aspects of Russia's existing legal system generate uncertainty while taking legal decisions and decisions in business area by the issuer's chief executive officers:

- Contradictions between the laws, decrees of the President of Russian Federation, the Government acts and directions of ministries, as well as between local, regional and federal legislation and statutory acts;
- Passing by the Government, bodies and departments of statutory acts without clear constitutional or legislative basis;

- Delays in passing or lack of by-laws, ensuring the execution of this or that legislation, causing significant flaws in statutory-legal base;
- Insufficient judicial and administrative practice of interpretation of relevant norms and limited value of judicial decisions as precedents;
- The lack of sufficient experience of interpretation and application of market legislation and liability to economic and political influence of judicial authority in Russia;
- Insufficiently efficient warranties of getting protection in Russian court and of enforced execution of judicial decisions.

Statutory-legal base in relation to property and securities is permanently in the course of development, which is why there is a risk of limitation of issuer's capability to attract the investments in the future, due to these the risks factors are:

- Imperfection of statutory base in Russia leads to contradiction of a number of laws and by-laws, which for the issuer may result in higher expenses and reduce the capability of managing its business;
- Developing and being frequently changed Russian taxation system generates considerable uncertainty and risks, which complicates tax planning and decision making by the issuer;
- Current, limiting currency regulation, which may prevent the issuer from making ordinary business operations and attracting foreign investments in the future;
- Changes of the rules of customs control and duties, of requirements to licensing the issuer's core activity, of judicial practice on the issues related to the issuer's activity (including the licensing issues), may also negatively affect the results of the issuer's activity, and also the results of current trials in which the issuer is involved.

2.5.5. Risks related to the issuer's activity

The trials in which the issuer is involved and also the occurrence of the issuer's potential liability under the debts of third parties, including the issuer's associated companies are insignificant.

Some kinds of activity the list of which is defined by federal laws are carried out by the issuer on the basis of special permission (license). There are no hindrances to the extension of the validity term of the issuer's licenses for the execution of special kind of activity that is why there are no risks related to the conducting by the issuer of activity without special permission.

III. Detailed information on the issuer

3.1. Background of establishment and development of the issuer

3.1.1. Data on the brand name of the issuer

Full and abbreviated brand name of the issuer:

Открытое акционерное общество «ВолгаТелеком»

Open Joint Stock Company «VolgaTelecom»

ОАО «ВолгаТелеком»

OJSC «VolgaTelecom»

Based on Russian Federation law "On trade marks, service marks and goods location origin" the issuer's brand name is registered as the ***trade mark*** and the service mark on December 15,

2002 in the State Register of trade marks and service marks of Russian Federation as regards the following services: 38 – telecommunications. ***Certificate for the trade mark (service mark) is № 231259.*** Registration of the trade mark is valid on the entire territory of Russian Federation within 10 years since May 31, 2002.

Data on changes in the issuer's name and business legal structure:

01.04.1991

State enterprise of communication and informatics "Rossviyazinform" of Nizhny Novgorod oblast

SECI "Rossviyazinform"

15.12.1993

Joint Stock Company of Open Type "Sviyazinform" of Nizhny Novgorod oblast

JSCOT "Nizhegorodsviyazinform"

The name was introduced as a result of reorganization of state enterprise of communication and informatics "Rossviyazinform" of Nizhny Novgorod oblast in accordance with the Decree of the President of Russian Federation of 01.07.92 № 721 "On organizational measures for reorganization of state enterprises. Voluntary affiliation of state enterprises into joint stock companies" and the regulation of government of Russian Federation dated of December 22, 1992 № 1003 "On privatization of communication enterprises".

12.08.1996

Open Joint Stock Company "Sviyazinform" of Nizhny Novgorod oblast

OJSC "Nizhegorodsviyazinform"

The name was introduced to reconcile it with RF Civil Code and federal law "On joint stock companies".

28.06.2002

Open Joint Stock Company "VolgaTelecom"

OJSC "VolgaTelecom"

The name was introduced in accordance with the resolution of stockholders general meeting of 28.06.2002, minutes № 10.

3.1.2. Data on the issuer's state registration

Certificate of legal entity state registration:

The issuer's state registration number: ***448***

The issuer's state registration date: ***15.12.1993***

Name of the state registration body: ***Committee for management and control of city's property and land resources of administration of the city of Nizhny Novgorod***

Certificate of making an entry into Single state register of legal entities about the legal entity registered before July 1, 2002:

The issuer's major state registration number: ***1025203014781***
The issuer's state registration date: ***01.08.2002***
Name of the state registration body:
Inspection of Russia's Ministry of Tax Collection for Nizhegorodskyi district of the city of Nizhny Novgorod

3.1.3. Data on the issuer's creation and development

In 1993 as a result of privatization of state enterprise of communication and informatics "Rossviyazinform" there was registered joint stock company of open type (JSCOT) "Sviyazinform" of Nizhny Novgorod oblast, which in 1996 was transformed into Open Joint Stock Company (OJSC) "Nizhegorodsviyazinform". Thus, the issuer has been operating for 11 years since the date of its state registration (15.12.1993) and has been established as per the Company's Charter for the unlimited period of activity. General objective of the company's establishment was to increase the efficiency of the state economic system and to transit from planned economy to market relations. Belonging to the area of service production determines the Company's major objective, which consists of obtaining additional profit via tracking and reacting to the market demands with further satisfaction of the demand for services.

In 1993 the company got independence in the management of its own production and financial resources. Following the obtaining of economic independence OJSC "Nizhegorodsviyazinform" started active modernization of communication networks by transforming the existing capacities and constructing the new ones only on the basis of digital data transmit systems. Annual increase in the network subscriber capacity amounted to 70 thousand lines per year.

Since 1996 due to active implementation of the latest communication services on the basis of high technological level equipment OJSC "Nizhegorodsviyazinform" has started to provide Internet access services. In addition, OJSC "Nizhegorodsviyazinform" has been gradually expanding the list of high-tech services – ISDN, phone cards system, as an element of intelligent network, IP telephony, xDSL-based digital access, voice mail, etc.

In 1994 OJSC "Nizhegorodsviyazinform" shares entered Russia's market of securities. In 1997 the company issued ADRs of Level I, they are traded at Berlin and Frankfurt currency stock exchanges.

Up to the second half of 2002 OJSC "Nizhegorodsviyazinform" had been the leading operator at telecommunications market of the city of Nizhny Novgorod and Nizhny Novgorod oblast. Being a natural monopolist in the area of providing the services of local, long distance and international telephone communication, the company was the 4-th by the size of telephone network among Russia's regional operators.

In 2002 on the basis of OJSC "Nizhegorodsviyazinform", by affiliating 10 enterprises of communication of the Volga Federal district, there was established Open Joint Stock Company "VolgaTelecom" – communication enterprise of Povolzhie.

The resolution on reorganization by way of incorporating to OJSC "VolgaTelecom" was adopted by overwhelming majority of votes at extraordinary shareholders meetings of incorporated companies in autumn of 2001.

In July of 2002 the Board of directors of OJSC "VolgaTelecom" adopted the resolution on increasing the Company's authorized capital. Additional issue of shares was placed within the limits of declared shares by converting the shares of incorporated communication operators of

Povolzhie into them.

As of November 30, 2002 10 incorporated joint stock companies were excluded from the Single state register of legal entities; their property, assets, personnel were transferred to appropriate regional branches of OJSC "VolgaTelecom". The shares and bonds of these companies were converted into OJSC "VolgaTelecom" shares and bonds.

The incorporated company network covers the territory of 665 thousand square kilometers and provides communication services to over 21 million people.

OJSC "VolgaTelecom" has the licenses to provide the services of local, long distance and international telephone communication, recording communication, radio broadcasting, etc. in eleven regions of the Volga Federal district.

The Company is a large Internet provider, directly or via affiliated companies it provides the services of paging and mobile communication of various standards.

3.1.4. Contact information

The issuer's location: ***Post House, M.Gorky square, Nizhny Novgorod, Russian Federation, 603000***

The issuer's mail address: ***Post House, M.Gorky square, Nizhny Novgorod, Russian Federation, 603000***

Location of the issuer's permanent executive body: ***Post House, M.Gorky square, Nizhny Novgorod, Russian Federation, 603000***

Telephone number: ***(8312) 33 20 47***

Fax number: ***(8312) 30 67 68***

E-mail address: ***gd@vt.ru***

The address of the web-site in the Internet where the information on the issuer and its securities is available: **http://www.volgatelecom.ru**

http://www.volgatelecom.ru/?id=217

Location of the issuer's special department for shareholders and investors relations:

Department of securities and capital markets

Post House, M.Gorky square, Nizhny Novgorod

Telephone number: ***(8312) 30 06 68, 34 38 54***

Fax number: ***(8312) 34 38 54***

E-mail address: ***dsokolov@vt.ru***

3.1.5. Taxpayer Identification Number (TIN)

5260901817

3.1.6. The issuer's branches and representation offices

The issuer's branches as of the date of the report quarter end:

The issuer's branches and representation offices.

Name: ***Kirov branch***

Location: ***Drelevsky str., 43/1 Kirov, 601000***
Mail address: ***Drelevsky str., 43/1 Kirov, 601000***
CEO: ***Popovskyi Valery Petrovich***
Date of establishment: ***27.11.2001***
PA validity term: ***to 31.03.2005***

Name: ***Nizhny Novgorod branch***
Location: ***Bolshaya Pokrovskaya str., 56, Nizhny Novgorod, 603000***
Mail address: ***Bolshaya Pokrovskaya str., 56, Nizhny Novgorod, 603000***
CEO: ***Loskutov Alexander Vasilievich***
Date of establishment: ***24.10.2002***
PA validity term: ***to 31.03.2005***

Name: ***Orenburg branch***
Location: ***Volodarsky str., 11, Orenburg, 460000***
Mail address: ***Volodarsky str., 11, Orenburg, 460000***
CEO: ***Pilipteev Viyacheslav Ivanovich***
Date of establishment: ***27.11.2001***
PA validity term: ***to 31.03.2005***

Name: ***Penza branch***
Location: ***Kuprin str., 1/3, Penza, 440606***
Mail address: ***Kuprin str., 1/3, Penza, 440606***
CEO: ***Nazarov Victor Markovich***
Date of establishment: ***27.11.2001***
PA validity term: ***to 31.03.2005***

Name: ***Samara branch***
Location: ***Krasnoarmeiskaya str., 17, Samara, 443010***
Mail address: ***Krasnoarmeiskaya str., 17, Samara, 443010***
CEO: ***Elkin Sergey Leonidovich***
Date of establishment: ***27.11.2001***
PA validity term: ***to 31.03.2005***

Name: ***Saratov branch***
Location: ***Kiselev str., 40, Saratov, 410012***
Mail address: ***Kiselev str., 40, Saratov, 410012***
CEO: ***Korolkov Oleg Animpadistovich***
Date of establishment: ***27.11.2001***
PA validity term: ***to 31.03.2005***

Name: ***Ulyanovsk branch***
Location: ***L.Tolstoy str., 60, Ulyanovsk, 432601***
Mail address: ***L.Tolstoy str., 60, Ulyanovsk, 432601***
CEO: ***Karyukanov Anatolyi Sergeevich***

Date of establishment: *27.11.2001*
PA validity term: ***to 31.03.2005***

Name: ***branch in the Republic of Maryi El***
Location: ***Sovietskaya str., 138, Yoshkar-Ola, the Republic of Maryi-El, 424000***
Mail address: ***Sovietskaya str., 138, Yoshkar-Ola, the Republic of Maryi-El, 424000***
CEO: ***Kolesnikov Sergey Mikhailovich***
Date of establishment: *27.11.2001*
PA validity term: ***to 31.03.2005***

Name: ***branch in the Republic of Mordoviya***
Location: ***Bolshevistskaya str., 13, Saransk, 430000***
Mail address: ***Bolshevistskaya str., 13, Saransk, 430000***
CEO: ***Shubin Ivan Ivanovich***
Date of establishment: *27.11.2001*
PA validity term: ***to 31.03.2005***

Name: ***branch in the Republic of Udmurtiya***
Location: ***Pushkinskaya str., 278, Izhevsk, 426008***
Mail address: ***Pushkinskaya str., 278, Izhevsk, 426008***
CEO: ***Fomichev Sergey Mironovich***
Date of establishment: *27.11.2001*
PA validity term: ***to 31.03.2005***

Name: ***branch in the Republic of Chuvashiya***
Location: ***Lenin av., 2, Cheboksary, Republic of Chuvashiya, 428000***
Mail address: ***Lenin av., 2, Cheboksary, Republic of Chuvashiya, 428000***
CEO: ***Zaraiskyi Victor Yakovlevich***
Date of establishment: *27.11.2001*
PA validity term: ***to 31.03.2005***

3.2. The issuer's core economic activity

3.2.1. The issuer's industry membership

The codes of main industry's trends of activity in accordance with OKVED.

64.20 Activity in communication area

64.20.11	Activity in telephone communication area
64.20.12	Activity in recording communication area
64.20.21	Activity in transmission (broadcasting) and distribution of TV programs area
64.20.22	Activity in transmission (broadcasting) and distribution of radio programs area
64.20.3	Other activity in communication area

3.2.2. The issuer's core economic activity

In this report period the information is not provided.

3.2.3. Major types of products (works, services)

In this report period the information is not provided.

3.2.4. The issuer's suppliers whose share is 10 and more percent of all supplies of inventory holdings, with indication of their share in the total scope of supplies

In this report period the information is not provided.

3.2.5. The issuer's products (works, services) sales markets

General information on the markets where the issuer conducts its activity:

The territory of the Volga Federal district of Russian Federation (except for the republics of Bashkortostan, Tatarstan, Perm oblast and Komi – Permyatsky autonomous national area).

The basic markets of OJSC "VolgaTelecom" are:

The market of local and intrazonal telephone communication.

DLD&ILD market.

The market of value-added services (Internet and data transfer, ISDN, xDSL, IP-telephony, intelligent network, other services of data transfer).

The market of wireless and cellular communication.

Other services (wire audio broadcasting, recording communication, radio broadcasting, TV, satellite communication).

Basic customer groups of communication services provided by OJSC "VolgaTelecom" are:

General public

Business (large, medium and small)

Budgetary organizations

Customer groups for which the turnover is less than 10% of the total receipts of the issuer's products (works, services) sales:

There are no specified customer groups.

Among negative factors which may influence the sale of OJSC "VolgaTelecom" production, there are:

Fast growth of penetration level of cellular communication services;

Toughening of competition among Internet providers;

Expected sharpening of competitive struggle in the sphere of new technologies and services, with due account for the high level of potential competition.

The issuer's actions in the case if negative factors arise:

The Company's management regularly monitors and controls the change of a number of important indexes, defining the efficiency of the Company's activity in the sphere of economic, financial, technical and marketing policy, for the purpose of forecasting and operative reaction to the occurring and/or increasing influence of different negative factors. Strategic and medium term plans of the Company's development are elaborated in the frame of pessimistic developments,

which provides the Company's activity with additional factor of safety in the case if crisis situation arises. Every year the correction of forecast of economic development and marketing strategy is made by the results of work for the previous period and of analysis of change of the Company's activity conditions.

3.2.6. Activity practice in relation to circulating capital and inventories

The information will be provided in the report for quarter 1 of 2005.

3.2.7. Raw materials

In the course of communication services rendering raw materials are not used.

3.2.8. Major competitors

In spite of high competition level, OJSC "VolgaTelecom" holds large market share in respect of traditional communication services - of local, long-distance and international telephone communication. The total revenues share in this telecom sector, received by the Company in the region by the results of the period is expected to be at least 90 %.

By the end of 2004 the share of OJSC "VolgaTelecom" in respect of telecommunication services in the Volga Federal district telecommunication market is expected to be:

- 87 % - local communication services and providing access to PSTN;
- 92% - DLD&ILD;
- 68% - data transfer services.

Upon the whole by the results of 2004 OJSC "VolgaTelecom" planned to prevent the reduction of market share and to keep it at the level of at least 50%. As per the preliminary results of OJSC "VolgaTelecom" activity and also basing on the results of conducted marketing researches and data of competitive situation monitoring it is expected to achieve the targets of marketing strategy with simultaneous strengthening of the Company's positions for the above listed services groups vs. 2003. In the telecommunication markets of the regions where the Company conducts its activity there is considerable unsatisfied demand for value-added services: VPN, ISDN, dedicated lines, broadband access, IP-telephony, access to the Internet. In the years to come the increase in value-added services market capacity is expected, because of which OJSC "VolgaTelecom" establishes the following activity priorities in the specified market segment:

- further implementation of new technologies and services, corresponding to the market development trends, and also to the actual users requirements;
- competitive recovery of value-added services, including in the sphere of service maintenance, quality and tariff policy;
- further development of common data transfer networks (multiservice networks) within the Volga Federal district;
- introduction of universal cards for payment for communication services in all regions of the Company's activity;
- elaboration of special tariffs and providing "packaged services", including with traditional telecommunication services.

One of the priorities in the sphere of services is further development of prepayment cards system for telecommunication services: Internet-cards, service telephone cards, IP-telephony cards, pay telephone cards.

The values of market shares occupied by the issuer and its competitors in per cent for five accomplished fiscal years:

Name	Country of registration	Market share, %				
		2000	2001	2002	2003	2004
Company – issuer	Russia	60,2 %	57,70%	54,50%	45,60%	42%
Cellular operator	Russia	16,8 %	25,00%	30,40%	41,00%	46,09%
Other operators	Russia	23,0 %	17,3 %	15,1 %	13,4 %	11,91 %

Major competitive advantages of alternative operators.

In local communication segment:

1.Lack of social obligations;
2.Construction of their networks on the basis of digital switches;
3.Individual approach to every customer;
4.Higher quality of customer servicing.

In DLD&ILD segment:

1. Prompt reaction to market situation change;
2. Flexibility in relations with customers.

In Internet services segment:

1. Higher servicing quality;
2. Individual tariffs for every subscriber;
3. Individual approach to servicing every subscriber;
4. Prompt reaction to market situation change;
5. Lack of social obligations.

Competitive advantages of OJSC "VolgaTelecom":

- Availability of developed infrastructure;
- Stable financial status, allowing for investing in most profitable segments of market and most perspective trends of business;
- Quality of services rendering;
- Consumer properties of services;
- Ability to form packages of integrated services.

3.2.9. Data on the availability of licenses with the issuer

№№	LICENSE NAME	LICENSE NUMBER, ISSUE DATE AND VALIDY TERM	THE NAME OF THE BODY ISSUED THE LICENSE
1.	Provision of services of local and intrazonal telephone communication	№ 23245 of 04.10.2002 (to 04.10.2012);	License of RF Ministry on communication and informatization
2.	Provision of services of local, long distance and international telephone communication (by using the network of call offices, payphone network)	№ 24345 of 28.11.2002 (to 28.11.2007);	License of RF Ministry on communication and informatization
3.	To let communication	№ 23246 of 12.09.2002 (to	License of RF Ministry on

	channels on lease	12.09.2007);	communication and informatization
4.	Provision of services of telematic services	№ 23240 of 01.08.2002 (to 01.08.2007);	License of RF Ministry on communication and informatization
5.	Provision of services of telegraph communication	№ 23243 of 14.11.2002 (to 14.11.2007);	License of RF Ministry on communication and informatization
6.	Provision of services of data transfer	№ 23241 of 01.08.2002 (to 01.08.2007);	License of RF Ministry on communication and informatization
7.	Provision of services of audio programs broadcasting over wire broadcasting network	№ 23721 of 12.09.2002 (to 12.09.2007);	License of RF Ministry on communication and informatization
8.	Provision of services of cellular radio telephone communication in the frequency range: NMT-450 MHz (Samara oblast) GSM- 900/1800 MHz (the Republic of Maryi El) IMT-MC 450 (Samara oblast)	№ 23242 of 14.11.2002 (to 01.02.2006); № 23244 of 28.11.2002 (to 17.03.2010); № 27602 of 18.08.2003 (to 18.08.2013);	License of RF Ministry on communication and informatization
9.	Provision of services of mobile radio telephone communication	№ 24343 of 28.11.2002 (to 28.11.2005);	License of RF Ministry on communication and informatization
10	Provision of services of personal radio call	№ 24344 of 28.11.2002 (to 28.11.2005);	License of RF Ministry on communication and informatization
11	Services of personal radio call over FM VHF	№ 11917 of 31.10.2002 (to 08.04.2004); (supplement to license № 5 was obtained to extend the validity term to 15.04.2005)	License of RF Ministry on communication and informatization
12	Provision of services of TV programs broadcasting over cable TV network	№ 17234 of 31.10.2002 (to 25.01.2006) the Republic of Mordoviya; № 20830 of 31.10.2002 (to 18.01.2007) Saratov oblast; № 14602 of 31.10.2002 (to 09.03.2005) the Republic of Chuvashiya; № 14461 of 31.10.2002 (to 09.03.2005) the Republic of Maryi El; № 25379 of 31.10.2002 (to	License of RF Ministry on communication and informatization

		14.03.2006) Orenburg oblast; № 26974 of 23.05.2003 (to 23.05.2008) Nizhny Novgorod oblast; № 27620 of 18.08.2003 (to 18.08.2006) Samara oblast; № 30356 of 30.12.2003 (to 31.12.2006); Kirov oblast	
13.	Provision of services of on-air broadcasting of audio programs	№ 17571 of 31.10.2002 (to 15.03.2006) Nizhny Novgorod oblast; № 19983 of 31.10.2002 (to 08.11.2006) Samara oblast; № 15426 of 31.10.2002 (to 19.05.2005) the Republic of Mordoviya; № 12282 of 31.10.2002 (to 24.06.2004) (supplement to license № 6 was obtained to extend the license validity term to 24.03.2005) Kirov oblast; № 23257 of 31.10.2002 (to 01.08.2005) Orenburg oblast.	License of RF Ministry on communication and informatization
15.	Provision of services of on-air broadcasting of TV programs	№ 16383 of 31.10.2002 (to 17.10.2005) Samara oblast; № 23264 of 31.10.2002 (to 20.05.2007) the Republic of Mordoviya; № 23257 of 31.10.2002 (to 01.08.2005) Orenburg oblast; № 12282 of 31.10.2002 (to 24.06.2004) (supplement to license № 6 was obtained to extend the license validity term to 24.03.2005) Kirov oblast; № 25357 of 14.03.2003 (to 14.03.2006). Samara oblast.	License of RF Ministry on communication and informatization
16	Provision of services of mobile radio communication	№ 26275 of 23.05.2003 (to 23.05.2006);	License of RF Ministry on communication and informatization

17.	For carrying out medical activity	№ Г 793689 M 147 of 03.04.2003 (to 03.04.2008); № 1421-П of 27.12.2002 (to 27.12.2007);	Nizhny Novgorod registration chamber Ministry of Public Health of Udmurtiya Republic
18.	Activity on construction of buildings and structures of I and II levels of responsibility in accordance with the state standard	ГС-4-52-02-26-0-5260901817-002029-2 of 09.01.2003 (to 09.01.2008); ГС-4-52-02-22-0-5260901817-001771-1 of 03.10.2002 (to 03.10.2007); Д 324172 of 14.06.2002 (to 14.06.2007); ГС-4-52-02-22-0-5260901817-001732-1 of 19.09.2002 (to 19.09.2007)	RF state committee on construction and housing and municipal complex;
19.	Activity for fire prevention and extinguishing	№ 1/01031 of 21.05.2003 (to 21.05.2008);	Russia's EMERCOM State department of state fire fighting service
20.	The right of use of subsurface resources	ИЖВ № 00700 to 29.01.2021	Ministry of natural resources and environment
21.	For carrying out the activity of hazardous waste handling	M04/0011/Л of 31.05.2004	RF Ministry of natural resources
21.	Carrying out works on installation, repair and servicing of fire fighting means ensuring fire security of buildings and constructions	№ 2/01817 of 21.05.2003 (to 21.05.2008);	Russia's EMERCOM State department of state fire fighting service
22.	Carrying out surveying and mapping activities: 1. Geodesical works during engineering surveying, construction and operation of buildings and structures, land surveying, keeping cadastres, and other surveys; 2. topographic survey of general purpose and its control at 1:500- 1:10000 scale topographic survey of ground and underground constructions at 1:500-1:5000 scale	ВВГ-00312 of 23.12.2002 (to 23.12.2007); ВВГ-00313к of 23.12.2002 (to 23.12.2007);	Federal service of surveying and mapping of Russia Upper – Volga territorial zone
23.	Retail sale of alcoholic products	№ Д 054086 1692 of 27.12.2002 (to 26.12.2005); № 05679-42 of 21.02.2003	Ministry of trade and household services of Udmurtiya Republic Penza's oblast committee

		(to 21.02.2006);	on licensing
24.	Activities and provision of services in the area of protecting state secrets	№ 111 of 11.12.2002 № 154 of 29.01.2003 № 524 of 09.12.2002 № 194 of 17.06.2003 № 266 of 21.08.2003	Territorial departments of Federal Security Service
25.	Carrying out the activities and provision of services for protection of state secret related to operation of cryptoservice	ЛФ/07-615-52 of 31.03.1999	Federal Agency for Security of Communication and Information
26.	Educational activity	№ 534 Series A056696 of 22.2000 (to 22.06.2003); № 43/ДО-5/53-0 of 24.04.2001 (to 24.04.2006);	Committee on licensing, attestation and state accreditation in the area of education with the Government of Udmurtiya Republic Department of education of Kirov's oblast
27.	Transportation of passengers by automobile transport	№ АСС 52 000640 of 15.10.2002 (to 14.10.2007);	Licensing chamber
28.	Transportation of passengers by motor transport	№ ГСС 52 000639 of 15.10.2002 (to 14.10.2007);	Licensing chamber
29.	Works with the use of data making up state secret	№ 265 of 21.08.2003 № 523 of 09.12.2002 № 523/1 of 19.12.2002 № 523/2 of 19.12.2002 № 523/3 of 19.12.2002 № 523/4 of 19.12.2002 № 523/5 of 19.12.2002 № 126 of 09.04.2003 № 126/1 of 09.04.2003 №126/2 of 09.04.2003 №277/1 of 11.07.2003 №277 of 11.07.2003 № 193 of 17.06.2003 № 152 of 17.03.2003 №152/1 of 17.03.2003 № 153 of 29.01.2003 № 153/4 of 29.01.2003 № 153/3 of 29.01.2003 № 153/2 of 29.01.2003 № 153/1 of 29.01.2003 ЛЗ/180 of 09.12.2002 № 110 of 11.12.2002 № 110/1 of 11.12.2002 № 406 of 17.02.2003	Territorial departments of Federal Security Service
30.	For radio broadcasting:		RF Ministry on press, TV and radio broadcasting, and mass media

	Mass medium “Volna”	Series PB № 7557 of 13.08.2003 (to 13.08.2008);	
	Mass medium “Volna”	Series PB № 7651 of 23.09.2003 (to 03.07.2005);	
	Mass medium “Volna”	Series PB № 7667 of 24.09.2003 (to 24.09.2008);	
	Mass medium “Volna”	Series PB № 7416 of 26.06.2003 (to 04.07.2008);	
	Mass medium “Pulse of Nizhny”	Series PB № 7218 of 24.04.2003 (to 12.11.2006)	
	Mass medium “Atlas”	Series TB № 7465 of 08.07.2003 (to 07.09.2005);	
	Mass medium “Retro-Aliyans”	Series PB № 7363 of 09.06.2003 (to 16.02.2006);	
	Mass medium “Radio on “VolgaTelecom” wave”	Series PB № 8567 of 24.11.2004 (to 05.07.2009);	
	Mass medium “Radio on “VolgaTelecom” wave”	Series PB № 8564 of 24.11.2004 (to 04.03.2009);	
	Mass medium “Radio on “VolgaTelecom” wave”	Series PB № 8565 of 24.11.2004 (to 04.03.2009);	
	Mass medium “Radio on “VolgaTelecom” wave”	Series PB № 8566 of 24.11.2004 (to 04.03.2009);	
	Mass medium “MIR”	Series PB № 7219 of 24.04.2003 (to 25.01.2006);	
	Mass medium “Radio “Russian lad”	Series PB № 7980 of 18.12.2003 (to 18.12.2008);	
	Mass medium “Radio “Russian lad”	Series PB №8552 of 15.11.2004	
	Mass medium “Radio “Russian lad”	Series PB № 8553 of 15.11.2004	
	Mass medium “Radio “Russian lad”	Series PB № 8554 of 15.11.2004	
	Mass medium “Radio “Russian lad”	Series PB № 8555 of 15.11.2004	

	Mass medium "Troika"	Series TB № 8029 of 12.01.2004	

Forecast as regards the probability of licenses extension.

1. The licenses for telecommunications services.

Upon the validity term expiry the licenses may be extended if all the items of the license terms and conditions are observed, which is confirmed by the verification report of the territorial department of state supervision over communication and informatization (DSSCI), if the validity term of radio frequencies permission is extended (if used) and if the appropriate application is made to the licensor's address – Federal Agency for supervision in communication area. Due to the fact that the Law "On communication" in a new wording became effective, in order to get the license for providing communication services for TV broadcasting, radio broadcasting and broadcasting of additional information the applicant of the license must submit notarized copy of the license for broadcasting (MTVRB).

2. (for item 29 of the Table) Licenses for broadcasting are extended on the basis of the verification report of DSSCI confirming the compliance with the license terms and conditions and if the authorization documents on the possibility of radio frequency resource usage are submitted. The licenses are extended by Russian Federation Ministry for culture and mass communications.

3. Licenses for the activity, listed in items 17 – 28, are extended subject to timely submittal of documents package, as established by the law, to the licensor's address.

Currently, the lack of Government regulation on the procedure of communication services licensing does nor allow for obtaining the licenses for the provision of new communication services.

3.2.10. The issuer's joint activity

Information on the issuer's joint activity with affiliated companies

for quarter 4 of 2004

Name of affiliated company	Investment in the charter capital, thousand rubles	Share in the charter capital , %	Purpose of investment	Dividend in quarter 4 of 2004, thousand rubles
CJSC "Ulyanovsk-GSM"	60 000	60,0	Profit earning	1 033,739

OJSC "VolgaTelecom" issuer does not have joint activity agreements with affiliated companies.

3.2.13. Additional requirements to the issuers whose core activity is to provide communication services

a) Licenses for communication services provision

Basic terms and conditions of licenses

Terms and conditions of carrying out the activity in accordance with license № 23245 (valid to 04.10.2012).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of local and intrazonal telephone communication of public communication network, and also the services of telephone communication by using technical facilities of communication intelligent network on the territories of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. The licensee must provide its network customers with the access to the services of long distance and international telephone communication of public communication network.

Long distance and international telephone communication services are provided by using the licensee's technical facilities over public communication network via Automatic Trunk Line Exchange (ATLX) of corresponding geographical zone of numbering under contracts with OJSC "Rostelecom" – the operator of long distance and international communication of public communication network of Russian Federation.

Intrazonal telephone communication services provision is allowed over the licensee's communication network (inside the code of zone of geographical numbering ABC), if the calling and called users are the licensee's network users or are the users of the network having connection only to the licensee's network.

3. Provision of local and intrazonal communication services, as per this license, by using microwave radio systems, is allowed upon obtaining the permission of using the operation frequencies in accordance with the industry regulatory documents.

4. It is allowed to use, at the subscriber's section, radio extenders and radio access equipment if required frequency resource is available, this resource is allocated, as per the established procedure, by the state radio frequency service with Russian Federation Ministry for communication and informatization.

Terms and conditions of carrying out the activity in accordance with license № 24345 (valid to 28.11.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of local, long distance and international telephone communication of public communication network at the territories of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast, by using the network of call offices and payphone network being created by the licensee.

Total installed capacity of the licensee's communication network is at least 19828 payphones, including:

On the territory of the Republic of Maryi El – at least 698 payphones;

On the territory of the Republic of Mordoviya – at least 640 payphones;

On the territory of the Republic of Udmurtiya – at least 2064 payphones;

On the territory of the Republic of Chuvashiya – at least 1621 payphones;

On the territory of Kirov oblast – at least 1940 payphones;
On the territory of Nizhny Novgorod oblast – at least 4361 payphones;
On the territory of Orenburg oblast - at least 2600 payphones;
On the territory of Penza oblast - at least 1320 payphones;
On the territory of Saratov oblast – at least 2264 payphones;
On the territory of Samara oblast – at least 733 payphones;
On the territory of Ulyanovsk oblast – at least 1587 payphones;

2. The licensee's payphones and call offices are connected to local telephone networks at the level of subscriber units.

3. The licensee has the right to use communication channels and physical circuits of communication network of other operators on compensation basis in accordance with the Civil code.

Terms and conditions of carrying out the activity in accordance with license № 23241 (valid to 01.08.2007)

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of data transfer of public communication network on the territory of Russian Federation subjects:
the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. Data transfer services are provided by using the licensee's data transfer network.

3. The installed subscriber capacity of the licensee's network should ensure the capability of connecting at least 77840 users by the license validity term expiry, including at least 42370 customers by the end of 2003.

4. The licensee has the right to connect the data transfer equipment to public telephone communication network, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network, and also has the right to use communication channels and physical circuits of public communication network.

5. The licensee's data transfer equipment connection to public communication telephone network, to the part of "Iskra" network used for commercial purposes, and to Switched telegraph service/Telex telegraph network is made only with the rights of subscriber units.

Terms and conditions of carrying out the activity in accordance with license №23721 (valid to 12.09.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of audio programs broadcasting over the wire broadcast network on the territory of the following Russian Federation subjects: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. The licensee's network is designed for broadcasting of audio programs of All-Russia and state regional companies.
Broadcasting of other programs is possible with the availability of license for TV-radio broadcasting and appropriate contract with licensee-broadcaster.

Terms and conditions of carrying out the activity in accordance with license № 23244 (valid to 17.03.2010).

1.By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of cellular radiotelephone communication of public communication network by using GSM standard equipment in frequency range of 900/1800 MHz on the territory of the Republic of Maryi El.

Cellular communication services are provided by using the licensee's communication network, which should be a part of unified cellular network of Russian Federation – Personal Communication Network-900 (PCN-900);

2. PCN-900, being created by the licensee, is connected to Russian Federation public communication network at long distance service level in accordance with General diagram of creating and phase-by-phase development of Russia's federal network of public mobile radio telephone communication of GSM standard.

Terms and conditions of carrying out the activity in accordance with license № 24343 (valid to 28.11.2005).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of mobile radio telephone communication of public communication network on the territory of cities and towns: Penza, Kamenka of Penza oblast; Samara, Pokhvistnevo, Syzran, Zhigulevsk, Toliyatti, Novokuibyshevsk, airport "Kuruchom" of Samara oblast; Saransk of the Republic of Mordoviya; Nizhny Novgorod, Sergach, Arzamas, Kstovo, Dzerzhinsk, Gorodets, Bor, Balakhna of Nizhny Novgorod oblast; Saratov, Balashov of Saratov oblast; Kirov, Raduzhnyi settlement of Kirov oblast.

The maximum number of the licensee's communication network subscribers - 4550.

2. The licensee's communication network is created by using radio telephone communication equipment operating in the frequency range of 330 MHz, 161,500 MHz /156,900 MHz, 161,725/157,125 MHz, 160,875/156,275 MHz, 160,950/156,350 MHz, 161,575/156,975 MHz, 161,650/157,050 MHz.

3. The licensee's connection is allowed at the level of local telephone network as per the technical requirements of operators having the license for local telephone communication services provision.

Terms and conditions of carrying out the activity in accordance with license № 23246 (valid to 12.09.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide local, long distance channels and communication paths, channels of TV programs broadcasting and audio broadcasting, physical circuits to the customers for communication signals transmission on the territories of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

Total number of organized by the licensee tone frequency channels, main digital channels, including in digital paths setup – at least 25895.

By the end of the third year of the activity, the licensee must ensure the capability of organizing at least 70% of communication channels of the specified quantity.

2. Provision of channels, communication paths and physical circuits to customers is allowed for organization of communication networks if their owners have appropriate licenses of Russian Federation Ministry for communication and informatization (Russian Federation Ministry of communication, Russian Federation State committee for communication and informatization, Russian Federation State committee for telecommunications), and also for organization of subscriber lines in order to get access to different communication networks in accordance with the rules of their construction and for internal production networks not providing communication services on compensation basis, including those having the output port to public communication network.

Provision of communication channels and physical circuits is allowed for organization of subscriber and connecting lines of local telephone networks only within the limits of the territory of corresponding geographical zones of numbering ABC ab.

Terms and conditions of carrying out the activity in accordance with license № 23243 (valid to 14.11.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of telegraph communication (receive, transmit and delivery of telegrams, Switched telegraph service/Telex network services) on the territory of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

2. Telegraph communication services are provided by using the licensee's technical facilities. The installed capacity of telegraph facilities of switching and transmission belonging to the licensee must ensure the capability of complete satisfaction of the needs for telegraph communication services on the licensed territory.

Terms and conditions of carrying out the activity in accordance with license № 23240 (valid to 01.08.2007).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of telematic services of public communication network (e-mail services, information resources access services, facsimile messages services, information-reference services, voice information transmit services, audio conferences services, video conferences services) on the territory of the following Republics and oblasts: the Republic of Maryi El, the Republic of Udmurtiya, the Republic of Mordoviya, the Republic of Chuvashiya, Kirov oblast, Penza oblast, Ulyanovsk oblast, Samara oblast, Saratov oblast, Orenburg oblast, Nizhny Novgorod oblast.

The services are provided by using the licensee's technical facilities of telematic services.

Installed subscriber capacity of the licensee's telematic services should ensure the capability of connecting at least 191000 users by the license validity term expiry, including at least 99200 users by the end of 2003.

Carrying capacity of the licensee's telematic service for voice information transmission should ensure the capability of organizing at least 5 simultaneous conversations by the license validity term expiry, including at least 3 simultaneous conversations by the end of 2003.

The number of users capable to participate simultaneously in audio conferencing and video conferencing sessions is at least 2 persons.

The number of connected to the lines by the license validity term expiry is at least 328, including at least 150 by the end of 2003.

Terms and conditions of carrying out the activity in accordance with license № 23242 (valid to 01.02.2006).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of cellular radio telephone communication of public communication network in the frequency range of 450 MHz at the territory of Samara oblast.

Cellular communication services are provided by using the licensee's communication network, which should be a part of unified cellular network of Russian Federation – Personal Communication Network 450.

2. The network installed capacity, coverage percentage, if sufficient frequency resources are allocated, should be at least:

In 2004 - 9000 numbers - 50%;

In 2006 – 10000 numbers - 60%;

Terms and conditions of carrying out the activity in accordance with license № 27602 (valid to 18.08.2013).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of digital cellular radio telephone communication of public communication network in the frequency range of 450 MHz, on the basis of IMT-MC-450 technology, at the territory of Samara oblast.

Digital cellular radio telephone communication services are provided by using the licensee's communication network, which is a part of federal cellular network of Russian Federation, on the basis of IMT-MC-450 technology.

2. The licensee should, by its own resources, ensure phase-by-phase release of the spectrum of frequencies 453,00...457,4 MHz/463,0...467,4MHz

3. The network installed capacity on the territory specified in the license should be at least (as of 31.12.):

In 2006 – 5000 numbers;

In 2009 - 10000 numbers;

In 2013 – 20000 numbers.

Terms and conditions of carrying out the activity in accordance with license №№27620, 14461, 25379, 14602, 26974, 20830, 17234, 30356 (valid to 18.08.2006, 09.03.2005, 14.03.2006, 09.03.2005, 23.05.2006, 18.01.2007, 25.01.2006, 31.12.2006, correspondingly).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of broadcasting TV and audio programs over cable TV networks on the territories of towns – Syzran, Toliyatti, Samara city of Samara oblast; Yoshkar-Ola town of the Republic of Maryi El; Orenburg city of Orenburg oblast; Cheboksary town of Chuvash Republic; Nizhny Novgorod city of Nizhny Novgorod oblast; Saratov city of Saratov oblast; Saransk town of the Republic of Mordoviya, Kirov city of Kirov oblast.

2. The customers should be provided with the broadcasting of All-Russia TV broadcasting organizations and state regional TV-radio companies programs being on the air. The broadcasting of other TV (audio) programs is possible if the license for TV-radio broadcasting and the related contract with the licensee-broadcaster are available.

Terms and conditions of carrying out the activity in accordance with license №№ 12282, 16383, 15426, 23264, 25357, 19983, 17571, 23257 (valid to 24.06.2004 *(extended to 24.03.2005)*, 17.10.2005, 19.05.2005, 20.05.2007, 14.03.2006, 08.11.2006, 15.03.2006, 01.08.2005, correspondingly).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of broadcasting TV and audio programs at the territories of Kirov, Samara, Nizhny Novgorod, Orenburg oblasts and at the Republic of Mordoviya.

2. The licensee should provide the customers with the communication services meeting the quality standards and technical norms.

3. The use of technical communication facilities is allowed, if the permission for their operation is available from the state service, supervising communication in Russian Federation.

Terms and conditions of carrying out the activity in accordance with license №№ 11917, 24344 (valid to 08.04.2004 *(extended to 15.04.2005)*, 28.11.2005, correspondingly).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of personal radio call on the territory of Saransk, Ruzaevka, settlement Atuyrievo, village Sarast of the Republic of Mordoviya; Ulyanovsk, Dimitrovgrad, settlement Veshkaima of Ulyanovsk oblast; Orenburg city of Orenburg oblast, including with channel multiplexing of FM VHF network in Orenburg.

2. The number of subscribers under license with non-multiplexing of FM VHF network is at least 1500,

Maximum number of the network subscribers is 13800.

3. The network is organized by using the frequencies allocated by Federal State Unitary Enterprise "Main radio frequency center".

Terms and conditions of carrying out the activity in accordance with license № 26275 (valid to 23.05.2006).

1. By this license OJSC "VolgaTelecom" (licensee) is authorized to provide the services of mobile radio communication at the territory of Yoshkar-Ola town of the Republic of Maryi-El.

2. Maximum number of the licensee's network subscribers -500.

3. The network is created by using radio equipment the operation of which is possible with the availability of permissions from state agencies supervising communication and informatization.

4. Connection to the public communication network is not allowed.

There are no factors that may negatively affect the performance of obligations under the terms and conditions of the licenses, as all the requirements are established in accordance with legislation and regulatory acts of existing legislation in communication area. The license is issued for a new term, if the application on the extension of the license validity term is timely submitted and if all the requirements defined in the annex to the license are met. The factor retarding the performance of license terms and conditions is the lack of regulatory framework regulating the procedure of obtaining licenses for communication services.

The issuer's obligations as regards the creation of subscriber's base are defined by the appropriate item of the appendix to the license, where the number of subscribers by the end of the license validity term is indicated. These obligations are absent under the licenses for providing the services of on-air broadcasting of TV and radio broadcasting programs. However, the figure indicated in the license is a foreseeable value, and less than 25% non-performance of this indicator by the operator does not result in the license cancellation.

For frequencies see the appendix:

Permissions for operation of communications electronics of OJSC "VolgaTelecom"

Territory	Permission for using radio frequency spectrum	Validity term	Miscellaneous
Saratov city, Base Station-4	№ 14-06-21/20029of 24.04.2003	25.11.2005	330MHz
Balashov town	№ 14-06-21/2046of 09.01.2003	08.12.2007	330MHz
Saratov city, BS-1,2,3	№ 14-06-21/2045of 09.01.2003	08.12.2007	330MHz
Saratov city	№ 1029224of 26.08.2003	To 25.11.2005	330MHz
Settlement Karakuduk, settlement Veselyi, settlement Akbulak of Orenburg oblast	№ 56-876-150of 14.07.2004	To 14.07.2005	330MHz
Village Troitskoe of Orenburg oblast	№ 56-876-152of 14.07.2004	To 14.07.2005	330MHz
Settlement Suvorovskyi, settlement Druzhnyi of Orenburg oblast	№ 56-876-151of 14.07.2004	To 14.07.2005	330MHz
Kirov city BS-1 Settlement Raduzhnyi BS-2	№ 14-06-21/2048of 09.01.2003	08.12.2007	330MHz
Kirov city BS-1,2	№ 14-06-21/2047of 09.01.2003	08.12.2007	330MHz
Kirov city	№ 1022733of 30.04.2003		159-161MHz
Samara city BS-1,2,3,4,5,6,7, Pokhvistnevo town BS- 8, Syzran town BS- 9, Zhigulevsk town BS-10	№ 14-06-21/791of 09.01.2003	08.12.2007	330MHz
Samara city BS-1,2,3,4, Settlement Bereza BS-5, Syzran town BS-6,7 Novokuibyshevsk town BS-8, Toliyatti town BS-9,10	№ 14-06-21/790 of 09.01.2003	08.12.2007	330MHz
Saransk town BS-1,2	№ 14-06-21/792 of 09.01.2003	08.12.2007	330MHz
Kamenka town BS-1	№ 14-06-21/789 of 09.01.2003	08.12.2007	330MHz

Penza city BS-1,2	№ 14-06-21/875 of 09.01.2003	08.12.2007	330MHz
Kstovo town BS-5	№ 14-06-21/56677 of 31.12.2002	02.12.2007	330MHz
Dzerzhinsk town BS-1	№ 14-06-21/56675 of 31.12.2002	02.12.2007	330MHz
Nizhny Novgorod city BS-1,2,3	№ 14-06-21/56681 of 31.12.2002	02.12.2007	330MHz
Sergach town BS-1	№ 14-06-21/56679 of 31.12.2002	02.12.2007	330MHz
Arzamas town BS-1	№ 14-06-2002 of 31.12.2002	02.12.2007	330MHz
Yoshkar-Ola town	№ 081-05-02/26314 of 02.06.2003	10.01.2008	156-160MHz
Yoshkar-Ola town BS- 4	№ 17-05-30/19946 of 24.04.2003	16.04.2008	890-915MHz
Volzhsk town Kozmodemiyansk town, settlement Kokshaisk, sanatorium "Klenovaya gora"	№ 17-05-30/20405 of 24.04.2003	16.04.2008	935-960MHz
Samara oblast Syzran town, BS-11 Samara city, BS-1,3,4 Toliyatti town, BS-8,9,10 Otradnyi town, BS-16 Novokuibyshevsk town, BS-18 Pokhvistnevo town, BS-21 Settlement Bereza, BS-7 Krasnyi Yar town, BS-38 Bezenchuk town, BS-20 Sergievsk town, BS-22 Neftegorsk town, BS-23 Settlement Shigony, BS-24 Settlement Bolshaya Glushitsa, BS-25 Village Khvorostiyanka, BS-32 Chapaevsk town, BS-17 Kinel town, BS-19 Settlement Vintai, BS-28	№ 083-03-02/27506 of 06.06.2003	To 01.02.2006	453-457,5MHz/ 463-467,5MHz
Samara's oblast BS-5	№ 04-002741of 09.12.2004	To 29.07.2005	463,0-467,4MHz/ 453,0-457,4MHz
Samara's oblast BS-1, 2, 3, 6, 8, 10, 14, Otr1	№ 04-002681of 09.12.2004	To 29.12.2014	463,0-467,4MHz/ 453,0-457,4MHz

The Republic of Maryi El	17-05-30/22008of 07.05.2003	5.11.2003	890-915MHz 935-960MHz
The Republic of Maryi El	№ 1024077of 16.12.2003	12.12.2008	890-915MHz 935-960MHz
The Republic of Maryi El	№ 03-12026of 24.12.2003	20.12.2008	890-915MHz 935-960MHz
The Republic of Maryi El	№ 04-001064of 12.10.2004	11.10.2014	1805,0-1880,0/ 1710,0-1785,0
Dimitrovgrad town, BS1 Settlement Veshkaima BS2 Ulyanovsk city BS3	№ 14-10-20/55245 of 18.12.2002	17.12.2005	160MHz
Settlement Veshkaima	№ 14-10-20/15924 of 31.03.2003	17.12.2005	160MHz
Saransk town BS-1 Settlement Atyurievo BS-2 Ruzaevka town BS-3 Sarask village BS-4	№ 14-10-20/55243 of 18.12.2002	17.12.2005	160MHz
Orenburg city	№ 14-10-20/55244 of 18.12.2002	17.12.2005	160MHz
Alexandrovka	№ 03-03233 of 16.10.2003 № 03-01978 of 09.10.2003	01.08.2005 01.08.2005	7TV CHANNEL 3TV CHANNEL
Aidyrlya	№ 03-03212 of 20.10.2003	01.08.2005	29TV CHANNEL
Asekeevo	№ 1006152 of 12.11.2003	01.08.2005	34TV CHANNEL
Andreevka	№ 03-06601 of 12.11.2003 № 03-06602 of 12.11.2003	01.08.2005	21TV CHANNEL 31TV CHANNEL
Alexeevka	№ 03-03239 of 16.10.2003 № 03-03241 of 16.10.2003 № 03- 06539 of 12.11.2003	01.08.2005 01.08.2005 01.08.2005	5TV CHANNEL 10TV CHANNEL 28TV CHANNEL
Aksakovo	№ 03-01977 of 09.10.2003	01.08.2005	10TV CHANNEL
Abdulino	№ 03-06505 of 12.11.2003	01.08.2005	6TV CHANNEL
Blagodarnoe	№ 03-06752 of 12.11.2003	01.08.2005	12TV CHANNEL
Borodinskoe	№ 1029897 of 16.10.2003	01.08.2005	3TV CHANNEL
Buzuluk	№ 03-06529 of 05.11.2003	01.08.2005	4TV CHANNEL

	№ 03-06603 of 05.11.2003		31TV CHANNEL
Buguruslan	№1009852 of 05.11.2003	01.08.2005	49TV CHANNEL
Balandino	№ 03-06751 of 12.11.2003	01.08.2005	3TV CHANNEL
Bestuzhevka	№ 03-03236 of 16.10.2003	01.08.2005	2TV CHANNEL
Burtinskyi	№ 03-06449 of 05.11.2003	01.08.2005	29TV CHANNEL
Buzuluk	№ 03-06529 of 05.11.2003	01.08.2005	4TV CHANNEL
Veselyi	№ 03-03215 of 20.10.2003	01.08.2005	21TV CHANNEL
Vasilievka	№ 03-06553 of 25.11.2003 № 03-06552 of 25.11.2003	01.08.2005	35TV CHANNEL 23TV CHANNEL
Verkhnebuzulukskyi	№ 03-06697 of 12.11.2003 № 03-06698 of 12.11.2003	01.08.2005	3TV CHANNEL 8TV CHANNEL
Vozdvizhenka	№ 03-06700 of 05.11.2003	01.08.2005	2TV CHANNEL
Vyazovoe	№ 03-06701 of 05.11.2003	01.08.2005	9TV CHANNEL
Gamaleevka	№ 03-01979 of 09.10.2003	01.08.2005	2TV CHANNEL
Gerasimovka	№ 03-01975 of 09.10.2003	01.08.2005	7TV CHANNEL
Georgievka	№ 03-01976 of 09.10.2003	01.08.2005	3TV CHANNEL
Grachevka	№ 03-06538 of 12.11.2003	01.08.2005	21TV CHANNEL
Dobrinka	№ 03-01980 of 09.10.2003	01.08.2005	8TV CHANNEL
Dmitrovskyi	№ 03-06513 of 05.11.2003	01.08.2005	35TV CHANNEL
Emelyanovka	№ 03-03224 of 20.10.2003	01.08.2005	36TV CHANNEL
Efimovka	№ 03-06745 of 05.11.2003	01.08.2005	3TV CHANNEL
Ilek	№ 03-03208 of 20.10.2003 № 03-03211 of 20.10.2003	01.08.2005 01.08.2005	3TV CHANNEL 27TV CHANNEL
Ivanovka	№ 03-01867 of 08.10.2003	01.08.2005	9TV CHANNEL
Zarechnoe	№ 03-01982 of 09.10.2003 № 03-01984 of 09.10.2003	01.08.2005 01.08.2005	2TV CHANNEL 9TV CHANNEL
Zapadnyi	№ 03-01991 of 09.10.2003	01.08.2005	12 TV CHANNEL
Zelenyi dol	№ 03-01865 09.10.2003	01.08.2005	6TV CHANNEL
Zagorie	№ 03-05010 of 23.10.2003	01.08.2005	2TV CHANNEL
Zatonnyi	№ 03-06597 of 05.11.2003	01.08.2005	6TV CHANNEL
Zhirnov	№ 03-01981 of 09.10.2003	01.08.2005	10TV CHANNEL
Komissarovo	№ 03-01974 of 09.10.2003	01.08.2005	8TV CHANNEL

	№ 03-01973 of 09.10.2003	01.08.2005	6TV CHANNEL
Koptyazhevo	№ 03-05013 of 23.10.2003	01.08.2005	6TV CHANNEL
Kinzelka	№ 03-01934 of 09.10.2003	01.08.2005	2TV CHANNEL
Kinzelka	№ 04-001075 of 04.11.2004	03.11.2014	7TV CHANNEL
Koskul	№ 03-01988 of 09.10.2003	01.08.2005	9TV CHANNEL
Kvarkeno	№ 1009352 of 20.10.2003	01.08.2005	31TV CHANNEL
Kyzyl-Mechet	№ 03-03229 of 16.10.2003 № 03-03231 of 16.10.2003	01.08.2005	9TV CHANNEL 5TV CHANNEL
Kozlovka	№ 03-01858 of 08.10.2003	01.08.2005	9TV CHANNEL
Kinzelka	№04-001075 of 04.11.2004	03.11.2014	7TV CHANNEL
Krasnyi Yar	№ 03-06595 of 05.11.2003	01.08.2005	10TV CHANNEL
Kulagino	№ 03-01866 of 08.10.2003 № 03-06508 of 05.11.2003	01.08.2005	9TV CHANNEL 12TV CHANNEL
Kovylyaevka	№ 03-01881 of 08.10.2003 № 03-01880 of 09.10.2003	01.08.2005	8TV CHANNEL 2TV CHANNEL
Kamennoimangulovo	№ 03-01869 of 08.10.2003 № 03-01870 of 08.10.2003	01.08.2005	9TV CHANNEL 7TV CHANNEL
Kutluevo	№ 03-01864 of 09.10.2003	01.08.2005	6TV CHANNEL
Kuvandyk	№ 03-06562 of 15.11.2003	01.08.2005	5TV CHANNEL
Kusem	№ 03-01882 of 09.10.2003	01.08.2005	5TV CHANNEL
Kurtashka	№ 03-01883 of 09.10.2003	01.08.2005	3TV CHANNEL
Kulchum	№ 03-06703 of 05.11.2003	01.08.2005	4TV CHANNEL
Linevka	№ 03-03218 of 20.10.2003	01.08.2005	6TV CHANNEL
Luybimovka	№ 03-01873 of 09.10.2003	01.08.2005	3TV CHANNEL
Mordovskyi Buguruslan	№ 03-01894 of 09.10.2003 № 03-01896 of 09.10.2003	01.08.2005	8TV CHANNEL 6TV CHANNEL
Mikhailovka-2	№ 03-01969 of 09.10.2003	01.08.2005	2TV CHANNEL
Mustaevo	№ 03-01965 of 09.10.2003 № 03-01968 of 09.10.2003	01.08.2005	2TV CHANNEL 12TV CHANNEL
Miroshkino	№ 03-01937 of 09.10.2003	01.08.2005	5TV CHANNEL
Malaya Remizena	№ 03-01971 of 09.10.2003 № 03-01972 of 09.10.2003	01.08.2005	4TV CHANNEL 7TV CHANNEL

	№ 03-01992 of 09.10.2003		9TV CHANNEL
Matveevka	№ 03-01898 of 09.10.2003 № 03-01900 of 09.10.2003	01.08.2005	12TV CHANNEL 4TV CHANNEL
Mustaevo	№ 03-01968 of 09.10.2003	01.08.2005	12TV CHANNEL
Mezhdurechie	№ 03-05015 of 23.10.2003	01.08.2005	2TV CHANNEL
Mochegai	№ 03-05016 of 23.10.2003	01.08.2005	5TV CHANNEL
Martynovka	№ 03-05001 of 23.10.2003	01.08.2005	4TV CHANNEL
Nazarovka	№ 03-06549 of 12.11.2003	01.08.2005	8TV CHANNEL
Novobogorodskoe	№ 03-06559 of 15.11.2003	01.08.2005	38TV CHANNEL
Novosergeevka	№ 11-09-20/6283 of 06.02.2003 № 03-06514 of 12.11.2003	01.08.2005	32TV CHANNEL 3TV CHANNEL
Novoselki	№ 03-06600 of 05.11.2003	01.08.2005	10TV CHANNEL
Novokamenka	№ 03-06511 of 05.11.2003	01.08.2005	36TV CHANNEL
Noikono	№ 03-01916 of 09.10.2003	01.08.2005	3TV CHANNEL
Novouzely	№ 03-01935 of 09.10.2003	01.08.2005 01.08.2005	3TV CHANNEL 7TV CHANNEL
Nesterovka	№ 03-01904 of 09.10.2003	01.08.2005	2TV CHANNEL
Novoyulaska	№ 03-01905 of 09.10.2003	01.08.2005	11TV CHANNEL
Novospasskoe	№ 03-01970 of 09.10.2003	01.08.2005	7TV CHANNEL 8TV CHANNEL
Nesterovka	№ 03-01903 of 09.10.2003	01.08.2005	4TV CHANNEL
Nizhnekristalka	№ 03-01908 of 09.10.2003	01.08.2005	4TV CHANNEL
Novovasilievka	№ 03-04976 of 20.10.2003	01.08.2005	8TV CHANNEL
Novonikolskoe	№ 03-01915 of 09.10.2003	01.08.2005	4TV CHANNEL
Novoiletsk	№ 03-01918 of 09.10.2003	01.08.2005	7TV CHANNEL
Novomarievka	№ 03-01939 of 09.10.2003	01.08.2005	7TV CHANNEL
Nevezhkino	№ 03-01946 of 09.10.2003	01.08.2005	7TV CHANNEL
Nevezhkino	№ 03-01943 of 09.10.2003	01.08.2005	9TV CHANNEL
Novomusino	№ 03-01919 of 09.10.2003	01.08.2005	9TV CHANNEL
Novonikolskoe	№ 03-01909 of 09.10.2003	01.08.2005	9TV CHANNEL
Nizhnekristalka	№ 03-01907 of 09.10.2003	01.08.2005	9TV CHANNEL
N. Gumbet	03-06504 of 11.11.2003	01.08.2005	27TV CHANNEL

Nikolskoe	№ 03-06556 of 15.11.2003 № 03-06555 of 15.11.2003	01.08.2005	23TV CHANNEL 37TV CHANNEL
Revolutsionnyi	№ 03-06551 of 25.11.2003	01.08.2005	29TV CHANNEL
Russkyi Kandyz village	№ 11-09-20/3808 of 29.01.2003	01.08.2005	23TV CHANNEL
Russkyi Kandyz village	№ 1018601 of 26.06.2003	01.08.2005	25TV CHANNEL
Russkaya bokla	№ 03-04990 of 15.10.2003 № 03-06536 of 25.11.2003	01.08.2005	5TV CHANNEL 10TV CHANNEL
Ryabinnyi	№ 03-04992 of 15.10.2003	01.08.2005	5TV CHANNEL
Rannee	№ 03-04987 of 20.10.2003	01.08.2005	10TV CHANNEL
Rybkino	№ 03-04991 of 15.10.2003	01.08.2005	2TV CHANNEL
Rzhavka	№ 03-04989 of 15.10.2003 № 03-04988 of 15.10.2003	01.08.2005	3TV CHANNEL 5TV CHANNEL
Romashkino	№ 1029949 of 15.11.2003	01.08.2005	7TV CHANNEL
Samarkino	№ 03-06695 of 12.11.2003	01.08.2005	3TV CHANNEL
Sladkoe	№ 03-06598 of 05.11.2003	01.08.2005	10TV CHANNEL
Svetlyi	№ 03-06548 of 12.11.2003	01.08.2005	6TV CHANNEL
Sukhorechka village	№ 11-09-20/15565 of 31.03.2003	01.08.2005	12TV CHANNEL
Sovetskoe	№ 03-05000 of 23.10.2003 № 03-04996 of 23.10.2003	01.08.2005 01.08.2005	6TV CHANNEL 4TV CHANNEL
Staroe Tyurino	№ 03-04994 of 23.10.2003	01.08.2005	10TV CHANNEL
Stepanovka	№ 03-05011 of 23.10.2003	01.08.2005 01.08.2005	5TV CHANNEL 2TV CHANNEL
Staromukmenevo	№ 03-05004 of 23.10.2003	01.08.2005	2TV CHANNEL
Staroyashkino	№ 03-06686 of 05.11.2003	01.08.2005	3TV CHANNEL
Studenoe	№ 03-05003 of 23.10.2003	01.08.2005	10TV CHANNEL
Stepnoi	№ 03-06746 of 05.11.2003	01.08.2005	9TV CHANNEL
Slonovka	№ 03-05017 of 23.10.2003	01.08.2005	10TV CHANNEL
Sverdlovskyi	№ 03-05008 of 23.10.2003 № 03-05009 of 23.10.2003	01.08.2005 01.08.2005	4TV CHANNEL 2TV CHANNEL
Sofievka	№ 03-06544 of 25.11.2003 № 03-06709 of 12.11.2003	01.08.2005	40TV CHANNEL 5TV CHANNEL
Oktayabrskoe	№ 03-04967 of 20.10.2003	01.08.2005	10TV CHANNEL

Ozernyi	№ 03-06750 of 05.11.2003	01.08.2005	10TV CHANNEL
Orenburg city	№ 03-06753 of 12.11.2003 № 03-06755 of 12.11.2003	01.08.2005	24TV CHANNEL 31TV CHANNEL
Orsk town	№ 03-06566 of 25.11.2003	01.08.2005	3TV CHANNEL
Otradnoe town	№ 11-05-20/21205 of 30.04.2003	17.10.2005	4TV CHANNEL
Obilnyi	№ 03-04966 of 15.10.2003	01.08.2005	9TV CHANNEL
Saransk town	№ 11-05-20/21269 of 05.05.2003	20.05.2005	2TV CHANNEL
Troitskoe	№ 03-06725 of 12.11.2003 № 03-06694 of 12.11.2003 № 03-06734 of 12.11.2003 № 03-06711 of 05.11.2003	01.08.2005	8TV CHANNEL 3TV CHANNEL 6TV CHANNEL 7TV CHANNEL
Tolkaevka	№ 03-06515 of 12.11.2003	01.08.2005	29TV CHANNEL
Tobolskyi	№ 03-06743 of 12.11.2003	01.08.2005	6TV CHANNEL
Timashevo	№ 03-06696 of 12.11.2003	01.08.2005	9TV CHANNEL
Podlesnoe	№ 03-04982 of 20.10.2003 № 03-04983 of 15.10.2003	01.08.2005 01.08.2005	6TV CHANNEL 9TV CHANNEL
Pilyugino	№ 03-06542 of 12.11.2003 № 1029940 of 12.11.2003	01.08.2005	26TV CHANNEL 40TV CHANNEL
Pashkino	№ 03-04973 of 15.10.2003	01.08.2005	9TV CHANNEL
Petrovka	№ 03-04971 of 15.10.2003	01.08.2005	2TV CHANNEL
Polibino	№ 03-04977 of 20.10.2003	01.08.2005	6TV CHANNEL
Pervoklassnoe	№ 03-04970 of 20.10.2003 № 03-04969 of 15.10.2003	01.08.2005 01.08.2005	4TV CHANNEL 7TV CHANNEL
Preobrazhenka	№ 03-04964 of 20.10.2003 № 03-04965 of 20.10.2003 № 03-04984 of 15.10.2003	01.08.2005 01.08.2005 01.08.2005	4TV CHANNEL 11TV CHANNEL 9TV CHANNEL
Privolnyi	№ 1006180 of 11.11.2003	01.08.2005	10TV CHANNEL
Pridolinnyi	№ 03-04985 of 20.10.2003	01.08.2005	1TV CHANNEL
Pobeda	№ 03-04980 of 20.10.2003 № 03-04979 of 15.10.2003	01.08.2005 01.08.2005	4TV CHANNEL 7TV CHANNEL
Pavlovo-Antonovka	№ 03-04974 of 20.10.2003 № 03-04975 of 20.10.2003	01.08.2005 01.08.2005	11TV CHANNEL 8TV CHANNEL

Pervomaiskyi	№ 03-06748 of 12.11.2003 № 03-06528 of 05.11.2003 № 03-06749 of 12.11.2003	01.08.2005 01.08.2005	8TV CHANNEL 12TV CHANNEL 5TV CHANNEL
Pronkino	№ 03-06747 of 05.11.2003	01.08.2005	7TV CHANNEL
Putayatino	№ 03-06509 of 05.11.2003	01.08.2005	12TV CHANNEL
Uteevo	№ 03-06692 of 12.11.2003 № 03-06744 of 05.11.2003	01.08.2005	7TV CHANNEL 5TV CHANNEL
Settlement Uralskyi	№ 11-09-20/15569	01.08.2005	7TV CHANNEL
Uspenka	№ 03-06722 of 12.11.2003 № 03-06690 of 05.11.2003	01.08.2005	8TV CHANNEL 4TV CHANNEL
Khortista	№ 03-06737 of 12.11.2003 № 03-06739 of 12.11.2003	01.08.2005	3TV CHANNEL 2TV CHANNEL
Fedorovka	№ 03-06715 of 12.11.2003 № 03-06716 of 12.11.2003 № 03-06742 of 12.11.2003	01.08.2005	2TV CHANNEL 12TV CHANNEL 12TV CHANNEL
Chistopolie	№ 03-06721 of 12.11.2003	01.08.2005	4TV CHANNEL
Shirokoe	№ 03-06534 of 05.11.2003 № 03-06533 of 05.11.2003	01.08.2005	5TV CHANNEL 9TV CHANNEL
Shestakovka	№ 03-06530 of 05.11.2003 № 03-06531 of 05.11.2003	01.08.2005	11TV CHANNEL 3TV CHANNEL
Energetik	№ 03-06516 of 05.11.2003	01.08.2005	22TV CHANNEL
Yasnyi	№ 03-06564 of 25.11.2003	01.08.2005	12TV CHANNEL
Yafarovo	№ 03-06685 of 11.11.2003	01.08.2005	7TV CHANNEL
Yagodnoe	№ 03-06687 of 11.11.2003 № 03-06688 of 11.11.2003	01.08.2005	8TV CHANNEL 5TV CHANNEL
Yaman	№ 03-06689 of 11.11.2003	01.08.2005	6TV CHANNEL
Yasnogorskyi	№ 03-06447 of 05.11.2003	01.08.2005	37TV CHANNEL
Yakovlevka	№ 03-06707 of 05.11.2003 № 03-06708 of 05.11.2003	01.08.2005	6TV CHANNEL 4TV CHANNEL
Yashkino	№ 03-06704 of 05.11.2003 № 03-06705 of 05.11.2003	01.08.2005	11TV CHANNEL 9TV CHANNEL
Toliyatti town	№ 1026199 of 01.08.2003	14.03.2006	2500-2700MHz

Syzran town	№1026207 of 01.08.2003	14.03.2006	2500-2700MHz
Settlement Voskresenskoe Settlement Sergach	№ 11-05-21/17350 of 09.04.2003	15.03.2006	73,58 72,02
Grachevka	№ 1007822 of 11.11.2003	01.08.2005	72,62
Ruzaevka town			67,46
Vyatskie polyany town		29.10.1999	67,91
Sovietsk town		12.01.2001	67,07
Yavas town		05.07.2001	67,67
Uni town		16.11.99	67,91
Settlement Nyr		04.12.2001	70,55
Sanchursk town		16.11.99	73,28
Kinel-Cherkasy town	№ 1005430 of 29.12.2003	08.11.2006	107,7
Syzran town	№ 1005442 of 29.12.2003	08.11.2006	73,1
Isakly town	№ 1009057 of 29.12.2003	08.11.2006	67,85
Vyatskie polyany town		08.09.2000	66,35
Syzran town Khvorostyanka	№ 11-05-21/23231 of 16.05.2003	08.11.2006	68,39; 73,10 66,98; 66,20
Sorochinsk town	№ 1028143 of 25.09.2003	To 20.03.2004	102MHz
Buzuluk town	№ 1005392 of 09.10.2003	01.08.2007	101.8MHz
Buguruslan town	№ 03-06606 of 05.11.2003	01.08.2005	102,8MHz
Pervomaiskyi	№ 1010916 of 08.10.2003	01.04.2004	103 MHz
Mary-Turek	№ 11-15-21/14081 of 25.03.2003		68,60MHz
Novosergievka	№ 1004922 of 12.11.2003	01.08.2005	105,6MHz
Oktayabrskoe	№ 03-00250 of 16.09.2003	10.09.2008	3160KHz, 4410KHz, 5030KHz, 5065KHz, 5310KHz, 7555KHz, 7605KHz, 10475KHz
Ardatov	№ 03-03685 of 31.10.2003	15.03.2006	70,67MHz
Arzamas	№ 03-03764 of 31.10.2003	15.03.2006	67,37MHz

Balakhna	№ 03-03688 of 31.10.2003	15.03.2006	69,78MHz
Bogorodsk	№ 1024920 of 31.10.2003	15.03.2006	70,79MHz
Bolshoe Boldino	№ 03-03691 of 31.10.2003	15.03.2006	71,03MHz
Bolshoe Murashkino	№ 03-03694 of 31.10.2003	15.03.2006	70,34MHz
Buturlino	№ 03-03695 of 31.10.2003	15.03.2006	70,91MHz
Vad	№ 03-03696 of 31.10.2003	15.03.2006	66,17MHz
Varnavino	№ 03-03697 of 31.10.2003	15.03.2006	67,31MHz
Vacha	№ 03-03698 of 31.10.2003	15.03.2006	66,65MHz
Vetluga	№ 03-08187 of 31.10.2003	15.03.2006	70,91MHz
Voznesenskoe	№ 03-03701 of 31.10.2003	15.03.2006	68,72MHz
Vorotynets	№ 03-03702 of 31.10.2003	15.03.2006	66,74MHz
Voskresenskoe	№ 1021192 of 31.10.2003	15.03.2006	73,58MHz
Vyksa	№ 03-03761 of 31.10.2003	15.03.2006	68,93MHz
Gagino	№ 03-03704 of 31.10.2003	15.03.2006	73,97MHz
Gorodets	№ 03-03706 of 31.10.2003	15.03.2006	70,94MHz
Diveevo	№ 03-03710 of 31.10.2003	15.03.2006	69,8MHz
Konstantinovo	№ 03-03707 of 31.10.2003	15.03.2006	73,58MHz
Krasnye baki	№ 03-03762 of 31.10.2003	15.03.2006	66,86MHz
Knayaginino	№ 03-03711 of 31.10.2003	15.03.2006	73,85MHz
Kstovo	№ 03-03712 of 31.10.2003	15.03.2006	73,97MHz
Kulebaki	№ 03-03713 of 31.10.2003	15.03.2006	72,17MHz
Lukoayanov	№ 03-03714 of 31.10.2003	15.03.2006	68,87MHz
Lyskovo	№ 03-03717 of 31.10.2003	15.03.2006	70,43MHz
Navashino	№ 03-03719 of 31.10.2003	15.03.2006	67,25MHz
Nizhny Novgorod	№ 03-03720 of 31.10.2003	15.03.2006	102,4MHz
Pavlovo	№ 1027683 of 31.10.2003	15.03.2006	69,8MHz
Pervomaisk	№ 03-03737 of 31.10.2003	15.03.2006	67,51MHz
Perevoz	№ 03-03738 of 31.10.2003	15.03.2006	73,16MHz
Pilna	№ 03-03739 of 31.10.2003	15.03.2006	73,1MHz
Pochinki	№ 03-03740 of 31.10.2003	15.03.2006	68,48MHz
Rabotki	№ 03-03743 of 31.10.2003	15.03.2006	69,77MHz
Semenov	№ 1024922 of 31.10.2003	15.03.2006	67,43MHz

Sergach	№ 1021194 of 31.10.2003	15.03.2006	72,02MHz
Sechenovo	№ 03-03745 of 31.10.2003	15.03.2006	68,72MHz
Sokolskoe	№ 03-03746 of 31.10.2003	15.03.2006	66,92MHz
Sosnovskoe	№ 03-03747 of 31.10.2003	15.03.2006	70,37MHz
Spasskoe	№ 03-03748 of 31.10.2003	15.03.2006	70,73MHz
Tonkino	№ 03-03750 of 31.10.2003	15.03.2006	67,22MHz
Shakhuniaya	№ 03-03760 of 31.10.2003	15.03.2006	68,54MHz
Shatki	№ 03-03759 of 31.10.2003	15.03.2006	67,85MHz
Sharanga	№ 03-03758 of 31.10.2003	15.03.2006	66,44MHz
Chkalovsk	№ 03-03757 of 31.10.2003	15.03.2006	69,83MHz
Uren	№ 03-03755 of 31.10.2003	15.03.2006	68,84MHz
Urazovka	№ 03-03754 of 31.10.2003	15.03.2006	70,1MHz
Tonshaevo	№ 03-03752 of 31.10.2003	15.03.2006	70,43MHz
Settlement Pinyug – settlement Podosinovets Microwave Radio (MWR)-1393	№ 15-19-18/2523 of 17.01.2003	14.01.2008	7-8GHz
Settlement Pinyug – settlement Podosinovets	№ 1016263 of 24.07.2003	20.07.2008	7-8GHz
Village Rozhki – settlement Plotbishche MWR-4529	№ 15-19-18/1618 of 17.01.2003	14.01.2008	10-11GHz
Sovietsk town – settlement Kolyanur MWR-3013	№ 15-19-18/15847 of 31.03.2003	31.03.2008	10-11GHz
Settlement Orichi – settlement Adyshevo MWR-1750	№ 15-19-18/15846 of 31.03.2003	31.03.2008	10-11GHz
Kirov city – settlement Poroshino MWR- 3716	№ 15-19-18/15848 of 31.03.2003	31.03.2003	10-11GHz
Settlement Arbazh – settlement Tuzha MWR-0372	№ 15-19-18/7074 of 11.02.2003	01.01.2004	1700, 1800MHz
Malmyzh town – settlement Kilmez MWR-1980	№ 15-19-18/2152 of 20.01.2003	14.01.2008	7-8GHz
Settlement Bogorodskoe – settlement Uni MWR-0559	№ 15-19-18/2153 of 20.01.2003	31.12.2003	1700, 1800MHz

Settlement Darovskyi – settlement Vondanka MWR-3016	№ 15-19-18/332 of 08.01.2003	05.01.2008	10-11GHz
Kirs town – settlement Rudnichnyi MWR-4165	№ 15-19-18/331 of 08.01.2003	05.01.2008	10-11GHz
Settlement Rudnichnyi – settlement Loino MWR-4411	№ 15-19-18/330 of 08.01.2003	05.01.2008	10-11GHz
Yaransk town – settlement Sanchursk MWR-1979	№ 15-19-18/583 of 09.01.2003	04.01.2008	7-8GHz
Settlement Podosinovets – Luza town MWR-1981	№ 15-19-18/584 of 09.01.2003	04.01.2008	7-8GHz
Kirov city – settlement Raduzhnyi MWR-1842	№ 15-19-18/577 of 09.01.2003	05.01.2008	11GHz
Kirov city – settlement Malaya Subbotikha MWR-1753	№ 15-19-18/579 of 09.01.2003	05.01.2008	10-11GHz
Village Stulovo – settlement Oktyabrskyi MWR-5077	№ 15-19-18/984 of 10.01.2003	09.01.2008	10-11GHz
Settlement Ivashevo – settlement Khristoforovo MWR-6379	№ 15-19-18/987 of 10.01.2003	09.01.2008	10-11GHz
"ATX-24- DSK" Kirov city MWR-4384	№ 15-19-18/988 of 10.01.2003	09.01.2008	10-11GHz
Novovyatsk – settlement Sidorovka Omutninsk – settlement Vostochnyi MWR-1755	№ 15-19-18/989 of 10.01.2003	09.01.2008	10-11GHz
Kirov – Chepetsk – settlement Chuvashi MWR-1752	№ 15-19-18/985 of 10.01.2003	09.01.2008	10-11GHz
Settlement Klyuchi – settlement Astrakhan MWR-3213	№ 15-19-18/983 of 10.01.2003	09.01.2008	10-11GHz
Omutninsk town – settlement Peskovka MWR-3012	№ 15-19-18/756 of 09.01.2003	08.01.2008	10-11GHz
Slobodskoi town – settlement Shestakovo MWR-1278	№ 15-19-18/755 of 09.01.2003	08.01.2008	10-11GHz
Kirov city – settlement Zonikha MWR-1300	№ 15-19-18/1004 of 09.01.2003	08.01.2008	10-11GHz

Settlement Klyuchi – settlement Uni MWR-3014	№ 15-19-18/1005 of 09.01.2003	08.01.2008	10-11GHz
Settlement Bogorodskoe – Uni - Klyuchi	№ 04-000117 of 09.03.2004	09.03.2012	10-11GHz
Settlement Nagorsk – settlement Sinegorie MWR-1986	№ 15-19-18/751 of 09.01.2003	08.01.2008	10-11GHz
Papulovo – Uga MWR-1/0071	№ 14-08-17/784 of 09.01.2003	05.01.2008	150-160MHz
Malmyzh – settlement Sludka –Vyatskie Polyany town MWR-3575	№ 15-19-18/548 of 08.01.2003	05.01.2008	14-15GHz
Settlement Podosinovets – Luza town MWR-3500	№ 15-19-18/547 of 08.01.2003	05.01.2008	8GHz
Settlement Oparino – settlement Maromitsa MWR-3015	№ 15-19-18/757 of 09.01.2003	08.01.2008	10-11GHz
Tuzha – Bezdenezhie – Mikhailovskoe MWR-1/0069	№ 14-08-17/786 of 09.01.2003	05.01.2008	150-160MHz
Papulovo – Borovitsa MWR-1/1578	№ 14-08-17/785 of 09.01.2003	05.01.2008	150-160MHz
Pilyug – Skulina Gora - Podosinovets	№ 15-19-18/53408 of 06.12.2002	10.06.2003	8GHz
Kirs – Baranovka MWR-1/0881	№ 14-08-17/783 of 09.01.2003	05.01.2008	150-160MHz
Shestakovo – Nagorsk MWR-1841			
Demiyanov – Podosinovets –Yakhrenga MWR-1754a			
Pishchal – Suvody MWR-1749			
Malmyzh – Kaksinvai MWR-1751			
Kirov – Kirovochepetsk MWR-1892	№ 15-19-18/585 of 09.01.2003	04.01.2008	7-8GHz
Saransk town MWR-5348	№ 1025444 of 02.07.2003	26.06.2008	2400-2500MHz
Settlement Khvalynsk – settlement Dukhovnitskoe MWR-6699	№ 15-19-18/13997 of 25.03.2003	21.03.2008	10-11GHz
Volsk – Plekhany MWR-3897	№ 15-19-18/48180 of 13.11.2002	01.11.2007	10-11GHz
Saratov MTS-ATX-2 Engels MWR-3298	№ 15-19-18/48181 of 13.11.2002	01.11.2007	10-11GHz
Balakovo ATX-3-ATX-4, ATX-4-ATX-2 MWR-3154	№ 15-19-18/48183 of 13.11.2002	01.11.2007	10-11GHz
Demiyas – Vostochnyi MWR-4006	№ 15-19-18/48184 of 13.11.2002	01.11.2007	10-11GHz

Balakovo – Mayanga Balakovo – Pylkovka MWR-3111	№15-19-18/48182 of 13.11.2002	01.11.2007	10-11GHz
Balashov – Svyatoslavka – Nikolaevka MWR-4363	№ 15-19-18/48185 of 13.11.2002	01.11.2007	10-11GHz
Samoilovka - Svyatoslavka MWR-3062	№ 15-19-18/48186 of 13.11.2002	01.11.2007	10-11GHz
Alexandrov Gai – Priuzenskyi MWR-3155	№ 15-19-18/48187 of 13.11.2002	01.11.2007	10-11GHz
Samoilovka – Peschanka MWR-3063	№ 15-19-18/48188 of 13.11.2002	01.11.2007	10-11GHz
Mokrous – village Dolina MWR-5876	№ 15-19-18/3313 of 24.01.2003	23.01.2008	10-11GHz
Saratov – Balakovo MWR-3183	№ 15-19-18/48179 of 13.11.2002	01.11.2007	7-8GHz
Samara – settlement Lopatino MWR-6213	№ 15-19-18/48380 of 15.11.2002	01.11.2007	10-11GHz
Toliyatti town – village Yagodnoe MWR-3248	№ 15-19-18/48378 of 15.11.2002	01.11.2007	10-11GHz
Toliyatti town – settlement Povolzhskyi MWR-3157	№ 15-19-18/48379 of 15.11.2002	01.11.2007	10-11GHz
Toliyatti town – Zhigulevsk town MWR-4072	№ 15-19-18/48377 of 15.11.2002	01.11.2007	14GHz
Toliyatti town ATX-48 – village Khryashchevka MWR-3627	№ 15-19-18/48376 of 15.11.2002	01.11.2007	1811,2024MHz
Toliyatti town ATX-48 – settlement Uzyukovo MWR-3231	№ 15-19-18/48375 of 15.11.2002	01.11.2007	10-11GHz
Syzran town Regional Communication Department MWR-1444	№ 15-19-18/48610 of 14.11.2002	01.11.2007	10-11GHz
Samara – Chernovskyi MWR-3405	№ 15-19-18/48609 of 14.11.2002	01.11.2007	10-11GHz
Samara – Rozhdestveno MWR-3499	№ 15-19-18/48611 of 14.11.2002	01.11.2007	10-11GHz
Samara – Dubovyi Umet MWR-3994	№ 15-19-18/48613 of 14.11.2002	01.11.2007	10-11GHz
Toliyatti – Postepki MWR-3158	№ 15-19-18/48612 of 14.11.2002	01.11.2007	12-13GHz
Samara – Roshchinskyi MWR-0567	№ 15-19-18/48615 of 14.11.2002	01.11.2007	10-11GHz
Village Bolshaya Glushitsa RCD-RTS MWR-1454	№ 15-19-18/48614 of 14.11.2002	01.11.2007	10-11GHz
Samara – village Rubezhnoe MWR-6179	№ 15-19-18/51610 of 26.11.2002	20.11.2007	10-11GHz

Settlement Severnoe – village Russkyi Kandyz MWR-6746	№ 15-20-18/14936 of 28.03.2003	26.03.2008	7-8GHz
Buzuluk – Proskurino, Buzuluk – Koltubanka MWR-4324	№ 15-19-18/54578 of 16.12.2002	10.12.2007	10-11GHz
Orsk town – settlement Novoorsk MWR-3457	№ 15-19-18/50882 of 25.11.2002	15.11.2007	10-11GHz
Buguruslan town – village Asekeevo MWR-4774	№ 15-19-18/50881 25.11.2002	15.11.2007	7-8GHz
Buzuluk town – village Tashla MWR-1905	№ 15-19-18/50879 of 25.11.2002	15.11.2007	7-8GHz
Village Tashla – village Ilek MWR-5282	№ 15-19-18/50880 of 25.11.2002	15.11.2007	7-8GHz
Gai – Khmelevka MWR-5440	№ 15-19-18/54463 of 15.12.2002	10.12.2007	1811, 2024MHz
Novoorsk – Gorkovskoe MWR-1342	№ 15-19-18/54464 of 15.12.2002	10.12.2007	10-11GHz
Gai – Khalilovo MWR-3548	№ 15-19-18/54465 of 15.12.2002	10.12.2007	10-11GHz
Furmanovo – Pervomaiskyi – Revolutsionnyi MWR-4553	№ 15-19-18/54466 of 15.12.2002	10.12.2007	10-11GHz
Ilek – Mukhranovo MWR-1317	№ 15-19-18/54462 of 15.12.2002	10.12.2007	11GHz
Settlement Saraktash – settlement Tyulgan MWR-5938	№ 15-19-18/55464 of 19.12.2002	18.12.2007	7-8GHz
Yasnyi town – settlement Svetlyi MWR-0306	№ 15-19-18/55465 of 19.12.2002	18.12.2007	7-8GHz
Akbulak – Sagarchin MWR-3834	№ 15-19-18/54575 of 16.12.2002	10.12.2007	10-11GHz
Klyuchevka – Burtinskyi MWR-3996	№ 15-19-18/54576 of 16.12.2002	10.12.2007	10-11GHz
RCD-ATX-4 Buguruslan town MWR-3715	№ 15-19-18/54577 of 16.12.2002	10.12.2007	10-11GHz
Gai – Kameikino MWR-3896	№ 15-19-18/54579 of 16.12.2002	10.12.2007	10-11GHz
Belyaevka – Karagach – Mezhdurechie MWR-1/1814	№ 14-08-17/782 of 09.01.2003	05.01.2008	150-160MHz
Buzuluk – Elkhovka MWR-1/1493	№ 14-08-17/787 of 09.01.2003	05.01.2008	150-160MHz
Orenburg – settlement Prudy MWR-4637	№ 15-19-18/55481 of 19.12.2002	15.12.2007	10-11GHz
Sol-Iletsk town – settlement Tamar-Utkul MWR-3831	№ 15-19-18/55480 of 19.12.2002	15.12.2007	10-11GHz

Village Totskoe – village Totskoe-2 MWR-3578	№ 15-19-18/55479 of 19.12.2002	15.12.2007	10-11GHz
Village Tashla – village Rannee MWR-3790	№ 15-19-18/55478 of 19.12.2002	15.12.2007	10-11GHz
Orenburg – settlement Pavlovka MWR-1383	№ 15-19-18/57286 of 30.12.2002	26.12.2007	1811, 2082MHz
Orenburg – settlement Ivanovka MWR-1384	№ 15-19-18/57287 of 30.12.2002	26.12.2007	1724, 1995MHz
Orenburg city – state farm "Sakmarskyi" MWR	№ 04-000119 of 09.03.2004	01.03.2014	10-11GHz
Settlement Pervomaiskyi – settlement Zaikin MWR-5016	№ 15-19-18/57285 of 30.12.2002	26.12.2007	10-11GHz
Orenburg – settlement Podgornaya Pokrovka MWR-1385	№ 15-19-18/57288 of 30.12.2002	26.12.2007	1869, 2024 MHz
Novotroitsk town – state farm Progress MWR-3626	№ 15-19-18/57284 of 30.12.2002	26.12.2007	10-11GHz
Novotroitsk town – state farm Progress MWR-3626a	№ 15-19-18/55477 of 19.12.2002	15.12.2007	10-11GHz
Settlement Aidyrlya – village Kvarkeno MWR-5520	№ 15-19-18/50883 of 25.11.2002	15.11.2007	10-11GHz
22 settlements MWR-3307 settlement Igra – village Russkaya Loza – village Kuliga – village Stepanenko – village Abrosyata – Sarapul town – village Shadrino – village Kigbaevo – etc.	№15-20-18/51192 of 22.11.2002	15.11.2007	10-11GHz
Settlement Igra – settlement Lozo-Luk	№1020779 of 05.12.2003	28.11.2008	10-11GHz
Village Vavozh – village Volkovo MWR-4403	№ 15-20-18/49975 of 22.11.2002	15.11.2007	10-11GHz
Izhevsk city MWR-3730	№ 15-20-18/51191 of 22.11.2002	15.11.2007	2400MHz
Settlement Polom, ATX – settlement Kez – settlement Kabalud, ATX			10-11GHz

Krasnogorskoe – Kokman MWR-3729			10-11GHz
MWR-3753 Izhevsk ATX-26- Izhevsk; Izhevsk ATX-26 – settlement Dorozhnyi Village Yakshur-Bodiya – village Chernushka – Votkinsk ATX-27 – Votkinskyi machine factory Izhevsk - Volozhka Izhevsk Between AMTX-ATX-71,36,22,- Pazely			1,4GHz 10-11GHz 10-11GHz 10-11GHz
Kozmodemiyansk town – settlement Yurino MWR-2613	№ 15-20-18/11237 of 11.03.2003	05.03.2008	7-8GHz
Settlement Krasnyi Most – settlement Kilemary MWR-2306a	№ 15-20-18/11236 of 11.03.2003	05.03.2008	7-8GHz
Yoshkar-Ola town – Sheklyanur – Kr.Most – Ershovo – Kozmodiyansk MWR-2306	№ 15-20-18/11235 of 11.03.2003	05.03.2008	7-8GHz
Zvenigovo town – Volzhsk town	№1019517 of 21.10.2003	10.10.2008	10-11GHz
Kozmodemiyansk town – settlement Ozerki MWR-6284	№ 15-20-18/55157 of 18.12.2002	16.12.2007	10-11GHz
Yadrin town – village Chebakovo MWR-4552a	№ 15-20-18/50269 of 25.11.2002	20.11.2007	10-11GHz
Kanash town – village Ukhmany MWR-2850	№ 15-20-18/55158 of 18.12.2002	16.12.2007	10-11GHz
Kanash town - Yamashevo	№ 04-000120 of 09.03.2004	09.03.2012	10-11GHz
Yadrin town – settlement Sovkhoznyi	№ 15-20-18/55159 of 18.12.2002	16.12.2007	10-11GHz

MWR-2431			
Kanash town – village Shikhazany MWR-2849	№ 15-20-18/55160 of 18.12.2002	16.12.2007	10-11GHz
Alatyr town – settlement Kirya; Alatyr town – settlement Pervomaiskyi – village Novyi Aibesi MWR-5310	№ 15-12-18/50268 of 25.11.2002	20.11.2007	10-11GHz
Shumerlya town – settlement Russkie Algashi MWR-1518	№ 15-20-18/50274 of 25.11.2002	20.11.2007	10-11GHz
Settlement Ibrisi – settlement Novoe Churashovo MWR-1519	№ 15-20-18/50273 of 25.11.2002	20.11.2007	10-11GHz
Alatyr town – settlement Anyutino MWR-1520	№ 15-20-18/50272 of 25.11.2002	20.11.2007	10-11GHz
Cheboksary town – settlement Sosnovka MWR-3209	№ 15-20-18/50271 of 25.11.2002	20.11.2007	10-11GHz
Yadrin town – village Chebakovo MWR-4552	№ 15-20-18/50270 of 25.11.2002	20.11.2007	10-11GHz
Alatyr – Mirenki MWR-2913	№ 1024897 of 18.06.2003	11.06.2008	10-11GHz
Alatyr – Altyshevo MWR-2911	№ 1025360 of 18.06.2003	11.06.2008	10-11GHz
Kozlovka – Tyurlema MWR-2912	№ 1025363 of 18.06.2003	11.06.2008	10-11GHz
Kanash – Yamashevo MWR-1135			10-11GHz
Ibrisi - Buguyany			10-11GHz
Ibrisi - Berezovka			10-11GHz
Alatyr – Atrar MWR-3062			10-11GHz
Settlement Maina – r/w station Vyry MWR-3612	№ 15-19-18/50310 of 22.11.2002	15.11.2007	10-11GHz
Dzerzhinsk town – Volodarsk town MWR-4932	№ 1003289 of 02.06.2003	28.05.2008	10-11GHz
Dzerzhinsk town – village Gorbatovka MWR-4931	№ 1003288 of 02.06.2003	28.05.2008	10-11GHz
Settlement Vacha – settlement Sosnovskoe	№ 1014315 of 25.09.2003	11.09.2008	10-11GHz
Volodarsk town – settlement Iliinogorsk	№ 03-03368 of 08.10.2003	24.09.2008	10-11GHz

– settlement Novosmolinskyi – settlement Mulino MWR-4930			
Kulebaki - Gremyachevo	№ 1018950 of 10.06.2003	16.06.2003	10-11GHz
Sosnovskoe – Elizarovo	№ 04-001402 of 23.11.2004	22.11.2014	10-11GHz
Sosnovskoe – Davydovskoe	№ 1025058 of 02.06.2003	25.05.2008	10-11GHz
Arzamas – Cherenukha	№ 1024969 of 18.06.2008	18.06.2008	10-11GHz
Polkh - Motyzley	№ 04-001634 of 23.11.2004	22.11.2014	10-11GHz
Arzamas – Abramovo – Vasiliev Vrag – Pustyn – Lomovka – Kirillovka – Kazakovo – Morozovka – Novyi Usad – Tumanovo – Shatovka	№ 1003302 of 26.06.2003	19.06.2008	10-11GHz
Vad – Annenskyi karier MWR-2604	№ 1025680 of 26.06.2003	18.06.2008	14-15GHz
Diveevo – B.Cherevatovo MWR-4069	№ 1024971 of 26.06.2003	19.06.2008	10-11GHz
Glukhovo – Diveevo MWR-4070	№ 1024972 of 26.06.2003	18.06.2008	10-11GHz
Arzamas - Lomovka	№ 1003304 of 26.06.2003	19.06.2008	10-11GHz
Pustyn – Arzamas	№ 1003303 of 26.06.2003	19.06.2008	10-11GHz
Abramovo – Vasiliev Vrag	№ 1003302 of 26.06.2003	19.06.2003	10-11GHz
Arzamas – Novyi Usad	№ 1003308 of 26.06.2003	19.06.2008	10-11GHz
Arzamas – Morozovka	№ 1003307 of 26.06.2003	19.06.2008	10-11GHz
Arzamas – Kazakovo	№ 1003306 of 26.06.2003	19.06.2008	10-11GHz
Kirillovka – Arzamas	№ 1003305 of 2.06.2003	19.06.2008	10-11GHz
Glukhovo – Diveevo	№ 1024972 of 26.06.2003	18.06.2008	10-11GHz
Arzamas – Shatovka	1003310 of 26.06.2003	18.06.2008	10-11GHz
Arzamas – Tumanovo	№ 1003309 of 26.06.2003	19.06.2008	10-11GHz
Arzamas - Abramovo	№ 1003300 of 26.06.2003	19.06.2008	10-11GHz
Bor – Linda Bor – Ostankino MWR-4084	№ 1024153 of 10.06.2003	03.06.2008	10-11GHz
Bor – Krasnaya sloboda MWR-4066	№ 1024154 of 10.06.2003	03.06.2008	10-11GHz
Bor – Bolshoe Orlovskoe MWR-3046	№1024153 of 10.06.2003	03.06.2008	10-11GHz
Balakhna - Balakhna - Rylovo Balakhna – Maloe Kozino	№ 1024155 of 10.06.2003	03.06.2008	10-11GHz

Balakhna - Lukino Balakhna – Shalimovo - Konevo Balakhna - Sovkhoznyi Balakhna - Gidrotorf Balakhna – B. Kozino MWR-1633			
Balakhna - Sovkhoznyi MWR-4569	№ 1024162 of 10.06.2003	03.06.2008	10-11GHz
Balakhna - Gidrotorf MWR-4360	№ 1024157 of 10.06.2003	03.06.2008	14-15GHz
Balakhna - Pravdinsk MWR-4354	№ 1024157 of 10.06.2003	03.06.2005	14-15GHz
Balakhna – settlement 1 May	№ 1003325 of 06.08.2003	25.07.2008	10-11GHz
Balakhna - Istomino	1021512 of 21.08.2003	15.08.2008	7-8GHz
Gorodets – boarding house Burevestnik MWR-4515	№ 1024160 of 10.06.2003	03.06.2008	7-8GHz
Gorodets – Zavolzhie MWR-1253	№ 1024160 of 10.06.2003	03.06.2008	7-8GHz
Gorodets – Zavolzhie MWR-3143	№ 1024158 of 10.06.2003	To 03.06.2008	10-11GHz
Settlement Voskresenskoe – village Egorovo	№ 04-001082 of 04.11.2004	03.11.2014	146-174 MHz
Zavolzhie - Khakhaly	№ 04-000134 of 09.03.2004	To 01.03.2014	10-11GHz
Gorodets – Voronino	№ 1020535 of 22.09.2003	To 09.09.2008	10-11GHz
Bor town – settlement Zheleznodorozhnyi	№ 1018954 of 08.10.2003	To 24.09.2008	10-11GHz
Settlement Sokolskoe – village Pushkarevo	№ 1023657 of 09.10.2003	To 24.09.2008	10-11GHz
Gorodets – Fedurino	№ 1020521 of 21.08.2003	15.08.2008	10-11GHz
Semenovo - Shaldezhka	№ 1003324 of 06.08.2003	25.07.2008	10-11GHz
Semenov - Elfimovo	№ 04-001084 of 04.11.2004	03.11.2014	146-174 MHz
Chkalovsk – Vershilovo	№ 1003326 of 06.08.2003	25.07.2008	10-11GHz
Voskresenskoe – Vozdvizhenskoe	№ 1003332 of 06.08.2003	25.07.2008	10-11GHz
Gorodets – Sokolskoe MWR-4640	№ 1024159 of 10.06.2003	03.06.2008	10-11GHz

Kovernino – Khokhlama MWR-4359	№ 1024161 of 10.06.2003	03.06.2008	10-11GHz
Varnavino – Severnyi	№ 52_4871 of 13.10.2003	To 13.10.2006	60-74MHz
Shakhuniya – village Vakhtan MWR-0840	№ 1025155 of 21.06.2003	To 10.06.2008	7-8GHz
Bolshoe Karpovo – Uren MWR-4938	№ 1013928 of 06.08.2003	To 29.07.2008	10-11GHz
Shakhuniya – Uren MWR-0839	№ 1025127 of 21.06.2003	To 10.06.2008	7-8GHz
Shakhuniya – B.Shirokoe MWR-4439	№ 1025130	10.06.2008	10-11GHz
Varnavino – Gorki MWR-1874	№ 1025148 of 21.06.2003	10.06.2008	10-11GHz
Varnavino – Krasnie baki MWR-0307	№ 1025175 of 21.06.2003	10.06.2008	7-8GHz
Uren – Semenov MWR-4939	№ 1003296 of 21.06.2003	10.06.2008	10-11GHz
Uren – Vetluga MWR-4937	№ 1003291 of 21.06.2003	10.06.2008	10-11GHz
Shakhuniya - Vetluga	№ 1025118 of 21.06.2003	10.06.2008	7-8GHz
Shakhuniya – Sharanga MWR-1846	№ 1025129 of 21.06.2003	10.06.2008	7-8GHZ
Sharanga – Ustinskoe MWR-4936	№ 1003293of 21.06.2003	10.06.2008	10-11GHz
Akaty – Chernoe MWR-5656	№ 1005270 of 21.06.2003	10.06.2008	10-11GHz
Shakhuniya – Tonshaevo MWR-5668	№ 1009855 of 21.06.2003	10.06.2008	7-8GHZ
Krasnie baki – Voskresenskoe MWR-2645	№ 1025170 of 21.06.2003	10.06.2008	7-8GHz
Uren – Ariya MWR-4938	№ 1013933 of 02.06.2003	28.05.2008	10-11GHz
Nizhny Novgorod – Bor MWR-5120	№ 1003334 of 22.09.2003	To 09.09.2008	7-8GHz
Nizhny Novgorod – Dzerzhinsk MWR-0557	№ 1027554 of 22.09.2003	To 09.09.2008	7-8GHz
Voznesenskoe – Polkh. Maidan Voznesenskoe - Matyzley	№04-001634 of 23.11.2004	To 22.11.2014	10-11GHz
Nizhny Novgorod – Balakhna – Gorodets MWR-0369	№ 1027553 of 22.09.2003	To 09.09.2008	7-8GHz
Nizhny Novgorod – Balakhna – Gorodets MWR-2873	№ 1027551 of 22.09.2003	To 09.09.2008	10-11GHz
Druzhnyi – Zhdanovskyi MWR-4372 of 26.06.2001	№ 1025001 of 18.06.2003	10.06.2008	10-11GHz
Village Prosek – village Kislovka MWR-3915	№ 1025013 of 18.06.2003	10.06.2008	10-11GHz

Sechenovo town – Talyzino MWR-4331	№ 1025017 of 18.06.2003	10.06.2008	10-11GHz
Sechenovo town – village M.Ryabushkino MWR-1126	№ 1025002 of 18.06.2003	10.06.2008	10-11GHz
Urazovka – Salgany MWR-4408	№ 1024984 of 18.06.2003	10.06.2008	10-11GHz
Kstovo – Afonino MWR-3041	№ 1024989 of 18.06.2003	10.06.2008	10-11GHz
Sergach – Sergachskyi Nizhegorodsakhar MWR-4919	№ 1003311 of 18.06.2003	10.06.2008	10-11GHz
Lyskovo – Makarievo MWR-4412	№ 1025018 of 18.06.2003	10.06.2008	10-11GHz
Buturlino – Valgusy MWR-3829	№ 1024981 of 18.06.2003	10.06.2008	10-11GHz
Bakaldy – Kamenishchy MWR-4046	№ 1024982	10.06.2008	10-11GHz
Fokino – Kuzmiyar	№ 1029117 of 05.08.2003	31.07.2008	10-11GHz
Mikhailovskoe – Fokino	№ 1021476 of 05.08.2003	31.07.2008	10-11GHz
Kantaurovo – Sitnitki	№ 1018084 of 21.08.2003	21.08.2003	7-8GHz
Buguruslan – Severnoe	№03-10838 of 25.12.2003	19.12.2008	7-8GHz
Buzulik - Buguruslan	№ 03-10842 of 25.12.2003	19.12.2008	3,4-3,5GHz
Ulyanovsk city	№ 17-03-33/20434 of 24.04.2003	17.02.2008	1880-1900MHz
Ulyanovsk city	№ 1028792 of 13.11.2003	01.11.2008	890-915MHz 935-960MHz
Kirov Poroshino Ganino	№ 1022527 of 03.10.2003	28.09.2008	1880-1900MHz
Kirov city	№ 1027167 of 05.11.2003	20.10.2008	1880-1900MHz
Saransk town, Settlement Atyashevo, Settlement Kremlya, Settlement Turgenevo, Settlement Potjma, Village Dubenki, Village Tengushevo, Village Lukhovka	№ 17-03-33/16505 of 08.04.2003	08.04.2008	1880-1900MHz

Village Zykovo			
Ruzaevka town Kovylkino town Tengushevo town Dubenki town	№ 17-03-33/45471 of 25.10.2002	30.09.2007	1880-1900MHz
Orenburg city	№ 17-03-33/53358 of 10.12.2002	20.11.2007	1880-1900MHz
Orenburg city	№ 1023822 of 26.08.2003	22.08.2008	1880-1900MHz
Izhevsk city	№ 17-03-33/53337 of 10.12.2002	20.11.2007	1880-1900MHz
Glazov town Mozhga town Settlement Igra Sarapul town	№ 17-03-33/47476 of 10.11.2002	30.09.2007	1880-1900MHz
Medayany, Rabotki, Vad, Annenkovskyi karier	№ 17-03-33/45167 of 24.10.2002	30.10.2007	1880-1900MHz
Glazov	№ 1025282 of 29.09.2003	26.09.2008	1880-1900MHz
Votkinsk Izhevsk Sarapul	№ 1014972 of 04.07.2003	30.06.2008	1880-1900MHz
Kstovo town Settlement Afonino of Kstovo's district	№ 17-03-33/19861 of 23.04.2003	17.04.2008	1880-1900MHz
Nizhny Novgorod	№ 17-03-33/11379 of 11.03.2003	05.03.2008	1880-1900MHz
Nizhny Novgorod	№ 1026097 of 05.11.2003	27.10.2008	1880-1900MHz
Ruzaevka Chamzinka Atyurievo	№ 04-001141 of 12.10.2004	11.10.2014	1880-1900MHz
Saransk town	№ 04-000980 of 12.10.2004	11.10.2014	1880-1900MHz
Sharanga	№ 52-6167 of 30.12.2003	30.12.2006	42,95
Tonkino	№ 52-6168 of 30.12.2003	30.12.2006	42,95
Bogorodsk – Priozernoe	№ 52-5582 of 26.11.2003	30.12.2006	307;434;
Settlement Varnavino – settlement	№ 52-2632 of 03.06.2003	03.06.2006	307;343

Voskhod			
Vetluga town – village Voznesenie	№ 52-2636 of 03.06.2003	03.06.2006	307;343
Settlement Tonshaevo – village Vyakshener	№ 52-2638 of 03.06.2003	03.06.2006	307;343
Settlement Tonshaevo – settlement Kazener	№ 52-2640 of 03.06.2003	03.06.2006	307;343
Settlement Tonshaevo – settlement Yuzhnyi	№ 52-2642 of 03.06.2003	03.06.2006	307;343
Settlement Tonshaevo – settlement Yuzhnyi	№ 52-1571 of 13.04.2004	12.04.2009	307;343
Uren town – settlement Ariya	№ 52-2644 of 03.06.2003	03.06.2006	307;343
Uren town – village B.Kozlyana	№ 52-2646 of 03.06.2003	03.06.2006	307;343
Uren town – village Chernoe	№ 52-2648 of 03.06.2003	03.06.2006	307;343
Settlement Varnavino – settlement Mirnyi	№ 25-2634 of 03.06.2003	03.06.2006	307;343
Uren – Mineevo	№ 52-2821 of 16.06.2003	16.06.2006	307;343
Uren – Vyazovoe	№ 52-2823 of 16.06.2003	16.06.2006	307;343
Uren – Krasnyi Yar	№ 52-2825 of 03.06.2003	16.06.2006	307;343
Urazovka – Klyuchishchi	№ 52-3432 of 23.07.2003	23.07.2006	307;343
Rabotki – settlements	№ 52-2996 of 24.06.2003	24.06.2006	307;343
Kstovo – settlements	№ 52-2995 of 24.06.2003	24.06.2003	307;343
Verkhovskoe – Berestayanka	№ 52-4579 of 24.09.2003	24.09.2006	307;343
Sharanga – Usta	№ 52-6069 of 23.12.2003	23.12.2006	307;343
Verkhovskoe – Siyava	№ 52-6068 of 23.12.2003	23.12.2006	307;343
Konevo – Yurino	№ 52-6501 of 27.12.2003	27.12.2006	307;343
Serbrayanka – village Kr.Rodnik	№ 52-6150 of 26.12.2003	26.12.2006	307;343
Vilaya – Provolochnoe	№ 52-6149 of 26.12.2003	26.12.2006	307;343
Voznesenskoe - Begovatovo	№ 52-6154 of 26.12.2003	26.12.2006	307;343
Voznesenskoe – Lashman	№ 52-5580 of 26.11.2003	26.11.2006	307;343
Voznesenskoe – Ilev	№ 52-5581 of 26.11.2003	26.11.2006	307;343
Steksovo – Ideal	№ 52-6153 of 26.12.2003	26.12.2006	307;343
Lemet – Turkushi	№ 52-6152 of 26.12.2003	26.12.2006	307;343

Mukhtolovo – Venets	№ 52-6151 of 26.12.2003	26.12.2006	307;343
Sechenovo – Lipovka	№ 52-5773 of 04.12.2003	04.12.2006	307;343
Lyskovo – Presnetsovo	№ 52-5774 of 04.12.2003	04.12.2006	307;343
Sechenovo – Elizavetino	№ 52-5771 of 04.12.2003	04.12.2006	307;343
Sechenovo - Ratovo	№ 52-5772 of 04.12.2003	04.12.2006	307;343
Sechenovo – Ratovo (petroleum depot)	№ 52-5769 of 04.12.2003	04.12.2006	307;343
Sergach – B.Rayabushkino	№ 52-5770 of 04.12.2003	04.12.2006	307;343
Sergach – Malinovka	№ 52-5766 of 04.12.2003	04.12.2006	307;343
Sergach – Roganovka	№ 52-5767 of 04.12.2003	04.12.2006	307;343
Salgany – Alexandrovo	№ 52-3431 of 23.07.2003	23.07.2006	307;343
Salgany – Fedorovka	№ 52-5230 of 04.11.2003	04.11.2003	307;343
Sergach – B.Rayabushkino	№ 52-5768 of 04.12.2003	04.12.2006	307;343
Tuzha – Soboli	№ 43-04/2133 of 16.09.2003	16.09.2006	307;343
Strizhi – Reshetniki	№ 43-04/2153 of 17.09.2003	17.09.2006	307;343
Svecha – Kholmy	№ 43-04/2148 of 17.09.2003	17.09.2006	307;343
Ekaterina – B.Melnitsa	№ 43-04/2677 of 22.10.2003	22.10.2006	307;343
Nikolaevo – Anikintsy	№ 43-04/2675 of 22.10.2003	22.10.2006	307;343
Novaya Ukazna – Zhirnovo	№ 43-04/2150 of 17.09.2003	17.09.2006	307;343
Chernushka – Troitskoe	№ 43-04/2152 of 17.09.2003	17.09.2006	307;343
Kulebaki and settlements of Kulebaki's district	№ 52-6169 of 30.12.2003	30.12.2006	307;343
Shabury – Strelskaya	№ 43-04/2135 of 16.09.2003	16.09.2006	307;343
Nagorsk – Simonovka	№ 43-04/2672 of 22.10.2003	22.10.2006	307;343
Lalsk – Kuzminskaya	№ 43-04/2155 of 17.09.2003	17.09.2006	307;343
Lalsk – Zaborie	№ 43-04/2156 of 17.09.2003	17.09.2006	307;343
Nazarovtsy - Kachonki	№ 43-04/2157 of 17.09.2003	17.09.2006	307;343
Chistopolie – Borovka	№ 43-04/2676 of 22.10.2003	22.10.2006	307;343
Kiknur – Ulesh	№ 43-04/2151 of 17.09.2003	17.09.2006	307;343
Kiknur - Chasha	№ 43-04/2149 of 17.09.2003	17.09.2006	307;343
Oparino – Duvannoe	№ 43-04/2136 of 16.09.2003	16.09.2006	307;343
Oparino – Chusiaya	№ 42-04/2137 of 16.09.2003	16.09.2006	307;343
Zuevka – Spaso-Zaozerie	№ 43-04/2134 of 16.09.2003	16.09.2006	307;343

Zuevka – Motous	№ 43-04/2674 of 22.10.2003	22.10.2006	307;343
Kilmez – Polayanka	№ 43-04/2154 of 17.09.2003	17.09.2006	307;343
Oparino – Sergeevskaya Vereteaya	№ 43-04/2678 of 22.10.2003	22.10.2006	307;343
Lekma – Osinovka	№43-04/2669 of 22.10.2003	22.10.2006	307;343
Lekma – Osinovka	№ 04/400 of 23.01.2003	23.01.2006	307;343
Pervomaisk - Mytiets	№ 43-04/2670 of 22.10.2003	22.10.2006	307;343
Utmanovo – Grebnevo	№ 43-04/2673 of 22.10.2003	22.10.2006	307;343
Pervomaiskoe - Sharpaty	№ 43-04/2671 of 22.10.2003	22.10.2006	307;343
Varnavino – Voskhod	№ 52-6165 of 30.12.2003	30.12.2006	307;343
Verkhovskoe – Vakhtan	№ 52-6164 of 30.12.2003	30.12.2006	307;343
Tonkino – Pismener	№ 52-6163 of 30.12.2003	30.12.2006	307;343
Vorotynets - Saraiki	№ 52-1573 of 13.04.2004	12.04.2009	307;343
Salgany – village Akulinino	№ 52-3433 of 23.07.2003	23.07.2003	307;343
Yoshkar-Ola town – village Korta	№ 12-800 of 18.06.2003	18.06.2006	307;343
Yoshkar-Ola town – village Elemuchash	№ 12-801 of 18.06.2003	18.06.2006	307;343
Settlement Kilemary – village Udyurma	№ 12-802 of 18.06.2003	18.06.2006	307;343
Village Pamiyaly – settlement Maiskyi	№ 12-803 of 18.06.2003	18.06.2006	307;343
Village Pamiyaly – settlement Maiskyi	№ 12-804 of 18.06.2003	18.06.2006	307;343
Village Nezhnur – settlement Nezhnurskyi	№ 12-805 of 18.06.2003	18.06.2006	307;343
Village Nezhnur – village B.Shuduguzh	№ 12-12-806 of 18.06.2003	18.06.2006	307;343
Village Arda – village Aleshkino	№ 12-807 of 18.06.2003	18.06.2006	307;343
Village Arda – village Yuksary	№ 12-808 of 18.06.2003	18.06.2006	307;343
Village Arda – village Alataikino	№ 12-809 of 18.06.2003	18.06.2006	307;343
Village Pamiyaly – settlement Tsynglok	№ 12-810 of 18.06.2003	18.06.2006	307;343
Settlement Yurino	№ 12-811 of 18.06.2003	18.06.2006	307;343
Village Mariino – village Nikolskaya	№ 12-812 of 18.06.2003	18.06.2006	307;343
Village Mariino – village Nikolskaya	№ 12-813 of 18.06.2003		307;343
Village Mariino – village Kozlovets	№ 12-814 of 18.06.2003	18.06.2006	307;343
Village Mariino – village Kuzmino	№ 12-815 of 18.06.2003	18.06.2006	307;343
Village Mariino – village Karasiayary	№ 12-816 of 18.06.2003	18.06.2006	307;343
Village Mariino – settlement Kozikovo	№ 12-817 of 18.06.2003	18.06.2006	150; 160MHz

Village Mariino – settlement Kozikovo	№ 12-818 of 18.06.2003	18.06.2006	307;343
Village Shoibulak – village Pelenger	№ 12-819 of 18.06.2003	18.06.2006	307;343
Village Shoibulak – gardens “Saturn”	№ 12-14-3/1242 of 23.07.2002	23.07.2007	307;343
Settlement Sovietskyi – village Iliinskoe	№ 12-621 of 29.04.2003	29.04.2006	307;343
Settlement Tursha – Borodinskoe	№ 12-1098 of 09.09.2003	09.09.2006	307;343
Settlement Yoshkar-Ola – settlement Lesnoi	№ 12-1571 of 30.12.2003	30.12.2006	307;343
Settlement Kilemary – village Aktayuzh	№ 12-1316 of 27.11.2003	27.11.2006	307;343
Village Semisola – village Petrovskoe of Orenburg oblast	№ 12-1058 of 1.09.2003	01.09.2006	307;343
Settlement Kilemary – village Kumiaya	№ 12-1154 of 24.09.2003	24.09.2006	307;343
Gai town, village Ishkinino, settlement Novorudnyi, village Kalinovka	№ 56/4210 of 13.10.2003	13.10.2006	307;343
Orsk town, settlement Novoorsk, village Kvarkeno, settlement Adamovka	№ 56-5665 of 30.12.2003	01.01.2007	37MHz
Village Staroyakupovo, village Boriskino, village Novozherdino, village Natalino, village Gorodishche, village Chebenki, village Elatomka, village Oktyabrevka, village Kiryushkino	№ 56-876-28 of 27.02.2004	27.02.2007	343-344/ 307-308
Village Ziyanchurino, - village Dubinovka, - Gai town, - village Ishkinino, village Stepanovka – village Abdrakhmanovo, village Starye Shalty, - village Artemievka, Abdulino town – village Novoyakupovo, village Borisovka – village Klyuchevka, Romanovka; village Zobov – village Zerikla, Romanovka; village Zobov – village Zerikla, village Kolychevo – village Novonikolskoe	№ 56-876-27 of 27.02.2004	27.02.2007	343-344/ 307-308
Village Bakaevo – village Zerikla, village Labazy, village Baigorovka, -	№ 56-876-29 of 27.02.2004	27.02.2004	343-344/ 307-308

village Fedorovka; settlement Pervomaiskyi – village Maevka, village Taly, settlement Chkalovskyi, village Novocherkassk – village Krasnogor, village Chernyi Otrog, village Sultakai – settlement Maiskyi, settlement Burannyi – settlement Aktynovo.			
Yasnyi town – village Alasai	№ 56/5711 of 30.12.2003	30.12.2006	343-344/ 307-308
Village Vozdvizhenka – village Irek, village Chernyi Otrog, village Sovetskoe – settlement Saraktash,	№ 56/5708 of 30.12.2003	30.12.2006	343-344/ 307-308
Kuvandyk town – village Novaya Rakityanka, village Novouralsk – village Lugovskoe, Kuvandyk town – village Churaevo, Kuvandyk town - “Volna”.	№ 56/5707 of 30.12.2003	30.12.2006	343-344/ 307-308
Village Grachevka – village Kamenka, - village Pokrovka	№ 56/5710 of 30.12.2003	30.12.2006	343-344/ 307-308
Village Andreevka – village Mezhdulesie	№ 56/5709 of 30.12.2003	30.12.2006	343-344/ 307-308
Village Belyaevka – settlement Pravoberezhnyi	№ 56/5712 of 30.12.2003	30.12.2006	343-344/ 307-308
Village Elasy – village Nuzhenaly	№ 12-1580 of 30.12.2003	30.12.2006	307;343
Village Ushkaty – village Bogoyavlenka	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
Settlement Ural – village Zhanatan	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
Settlement Ural – settlement Rovnyi	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
Settlement Novouralsk – village Zaluzhie	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
Settlement Veselyi – village Nagumanovka	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
Village Furmanovo – village Konnoe	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
Village Furmanovo – village Prudy	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
Village Uranbash – village Ivanovka	№ 56-876-172 of 30.06.2004	30.06.2007	300;400

Village N.Gumbet – village Morozovskoe	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
Settlement Suvorovskyi – village Glubinnoe	№ 56-876-172 of 30.06.2004	30.06.2007	300;400
Village Troitsk – village Ivanovka	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Sol-Iletsk town – village Mayachnoe	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Village Sergushino – village Kyzyl Yar	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Village Andreevka – village M.Surmet	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Settlement Dimitrovskyi – settlement Bratskyi	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Settlement Dimitrovskyi – settlement Sukhodolnyi	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Village Yudinka – village Bryanchaninovo	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Village Voskresenovka – village Alexeevka	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Village Kurmanaevka – village Petrovka	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Settlement Koltubanovskyi – settlement Opytnyi	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Village Tashla – village Prokuronovka	№ 56-876-171 of 30.06.2004	30.06.2007	300;400
Otradnyi town	№ 63-909-895/3373 of 25.12.2003	31.12.2006	300;400
Otradnyi town	№ 63-911-895/3376 of 25.12.2003	31.12.2006	300;400
Otradnyi town	№ 63-911-895/3373 of 25.12.2003	31.12.2006	300;400
Syzran town	№ 63-903-1002/3367 of 25.12.2003	31.12.2006	300;400
Syzran town	№ 63-903-1002/3368 of 25.12.2003	31.12.2006	300;400
Village Shigony	№ 63-903-1002/3369 of 25.12.2003	31.12.2006	300;400
Settlement Kemliaya of the Republic of Mordoviya	№ 03-12925 of 25.12.2003	01.12.2008	3335, 5225KHz
Nolinsk town of Kirov's oblast	№ 04-00730 of 31.03.2004	01.03.2005	2265, 2515, 3660, 4025KHz

b) Communication networks

In local telephone communication network OJSC "VolgaTelecom" operates 5 884 telephone exchanges, their total installed capacity is 4 462 341 numbers (including at city's telephone networks – 3 740 068 numbers, at rural telephone networks – 722 273 numbers). Out of them 4 120 968 numbers are in operation (including at city's telephone networks – 3 488 322 numbers, at rural telephone networks – 632 664 numbers).

10,5 % of the network telephone exchanges are electronic, their installed capacity is 48,2 % of the total installed capacity of the network (including at city's telephone network – 54,9 %, at rural telephone network – 14,2 %).

Automatic long distance telephone communication equipment, which is in operation at OJSC "VolgaTelecom" network, includes 12 automatic trunk exchanges and the equipment of automatic zonal telephone communication with the total installed capacity of 62 709 channels. The installed capacity of electronic automatic trunk exchanges is 48 121 channels, of quasi-electronic – 3024 channels, of automatic zonal telephone communication equipment – 11 564 channels.

Total equipped capacity of automatic trunk exchanges and of automatic zonal telephone communication equipment is 49 524 channels, including the capacity of electronic exchanges – 39 089 channels, of quasi-electronic – 1616 channels, of automatic zonal telephone communication equipment – 8 819 channels.

The number of main telephone sets at OJSC "VolgaTelecom" network is 4 084 902 units (including in city's telephone network – 3 437 175 sets, in rural telephone network – 647 727 sets), out of them 3 515 222 sets are residential ones (including, in city's telephone network – 2 966 165 sets, in rural telephone network – 549 057 sets).

By the end of 2004 the traffic of outgoing chargeable long-distance and international calls from OJSC "VolgaTelecom" network users amounted to 2 320 509 thousand minutes, including international – 82 109 thousand minutes.

3.4. The plans of the issuer's future activity

OJSC "VolgaTelecom" strategic goal is to keep the Company's leading positions at the communication services market of the Volga Federal with holding the market general share at the level not lower than 50% for physical parameters and not lower than 80% for proceeds (cellular operators not being taken into account).

Basing on the above stated and taking into account the plans of the branches development, OJSC "VolgaTelecom" market targets are the following:

- It is planned to increase the Company's share of proceeds in the structure of regional proceeds from the following services:
  - Recording communication – 69,4% in 2005, 73,7% in 2006;
  - Local communication – 87,3% (2005), 90,2% (2006);
  - Voice information communication services – 54% (2005), 59,9% (2006);
  - Internet access services – 69,8% (2005), 72% (2006);
  - Cable TV – 29,8% (2005), 36,5% (2006);
- By 2006 the Company plans to increase the proceeds 1,7 times vs. 2003 and bring the sales volume up to US$772,9 million;
- The increase of share in the segment of large businesses from 42 to 50%, holding the market share in the segment of medium and small businesses at the level of at least 50%;
- Holding by 2006 of the share of business sector in the Company's proceeds at the level of at least 42%, the increase of the proceeds in the segment of VIP-customers from 8% to 15,2%;.

- The increase of the proceeds in the residential segment to 57%.

One of priority trends of OJSC "VolgaTelecom" activity as related to the increase in profit, raising the effectiveness of activity and stabilization of financial status, is the gain of basic telephone sets. The Company conducts active activity connected with the network development, increase in the network capacity. In 2005 it is planned to commission 445 000 numbers of local telephone network. Digitalization of local telephone network will be 63,5% (by 2007 – 70,4%).

As regards the income growth rates, budgeted revenue structure profile, the priority belongs to value-added telecommunication services. The Volga Federal district telecommunication services market is defined by low level of penetration of value-added telecommunication services (intelligent network services, broadband access services and others), the tariffs for which are not subject to state regulation. The main goal of OJSC "VolgaTelecom" in 2004-2005 is to strengthen the positions at the market of perspective and highly profitable services and maximum possible increase in the value-added services income share in the total Company's income structure for the purpose of rising of total level of profitability. By 2006 it is planned to increase the share of value-added services proceeds in the structure of general revenues to 9,5%.

For further promotion of Internet services at the market of the Volga Federal district the Company developed the Program, its carrying out will allow to OJSC "VolgaTelecom" to increase in 2008 the number of its subscribers: by dial-up access – to 1,17 million subscribers and by dedicated lines – to 150 000 subscribers. Thereby, the Company will occupy about 90% of dial-up access market and about 60% of dedicated line access market.

The Company's management plans include organization of Call-centers or Calls Processing Centers. OJSC "VolgaTelecom" is planning to open a call-center in Nizhny Novgorod (and then in other regional centers of Povolzhie) both for providing reference information to its customers and for servicing commercial organizations interested in Call-center services.

The main strategic trends of OJSC "VolgaTelecom" development in the medium term outlook are the following:

- Satisfying solvent demand for basic services by means of rising of using network telephone capacity;

- Establishment of uniform centers of payment and services;

- Large-scale development of centers of providing the Internet, connection of regional data transfer networks to the Internet;

- Implementation of intelligent network services;

- Improvement of corporate clients' servicing, creation of range of services optimum for them.

The long- term strategic trends of OJSC "VolgaTelecom" development are the following:

- Creation of modern telecommunication system, including debugged digital telecommunication network, equipped with digital automatic switching centers, digital transfer systems, fiber-optic telecommunication lines;

- Universal implementation of new technologies: ISDN, IP-telephony, ATM, xDSL;

- Integration of telecommunication infrastructure and management with international informational and switching systems;

- Improving the quality of rendered services;

- Optimization of the list of rendered services, with the purpose of increasing the share of the most progressive kinds of them;

- Maximization of profitability of the Company's activity;

- Optimum tariff policy in view of meeting the interests of the Company's shareholders and the entire Company;

- Strict control over expenses level;

- Conducting active marketing policy;

- Improving the quality of corporate governance.

The change of the Company's activity profile is not planned. The Company will continue to conduct its activity in accordance with valid licenses for providing communication services and the

approved Charter of the Company.

3.5. The issuer's participation in industrial, bank and financial groups, holdings, concerns and associations.

Name of group, holding, concern, association	Role (place)	Functions	Participation period
Association of communication companies of the Volga region	Founder of the Association	Development and promotion of telecommunications and services provided by the Association members	Since 2000
"Teleinfo" – The Volga region Association of engineers of telecommunications and informatics	Founder of the Association	Providing services in training activity area	Since 2000
Association of operators of federal cellular network NMT-450	Associated member	Promotion of creation and development of federal cellular communication network NMT-450	Since 2003
Association of operators of business servicing federal network "ISKRA"	The Association member	Coordination of entrepreneur activity	Since 2001
Nizhny Novgorod Association of enterprises and entrepreneurs	The Association member	Development and implementation of socially important projects and programs	Since 1997

3.6. The issuer's subsidiary and affiliated companies

Full (abbreviated) name, location	Reasons for considering a company to be a subsidiary and/or an affiliate in relation to OJSC "Volga Telecom"	The amount of participation share of OJSC "VolgaTelecom"		The amount of the company's participation share		Core activity type	The company's importance for OJSC "Volga Telecom" activity
		In the company's charter capital	From ordinary shares	In OJSC "Volga Telecom" charter capital	From OJSC "Volga Telecom" ordinary shares		
Closed Joint Stock Company "Nizhny Novgorod Cellular Communication" (CJSC "NCC"), Nizhny Novgorod, Gorky sq., Post House	Prevailing participation in the charter capital	100	100	-	-	Cellular communication services provision	Obtaining of additional profit and development of new types of activity
Closed Joint Stock Company "TeleSviayzInform" (CJSC "TSI"), Saransk town, Bolshevistskaya str., 13	Prevailing participation in the charter capital	100	100	-	-	Local telephone communication services	
Closed Joint Stock Company "Digital telecommunications" (CJSC "Digital telecommunications", Cheboksary town, Shumilov str., 20	Prevailing participation in the charter capital	100	100	0,0006	-	Local telephone communication services	
Limited liability company "Izhcom" (LLC "Izhcom"), Izhevsk city, Pushkinskaya str., 278	Prevailing participation in the charter capital	100	-	-	-	Data transfer network services	
Limited Liability Company "Vyatka-Page" (LLC "Vyatka-Page", Kirov city, Uralskaya str., 1	Prevailing participation in the charter capital	91	-	-	-	Services of paging communication	

Closed Joint Stock Company "Transsviyaz" (CJSC "Transsviyaz"), Nizhny Novgorod city, Chaadaev str., 2	OJSC "Volga Telecom" holds over 20% of the company's voting shares	80	80	-	-	Local telephone communication services
Open Joint Stock Company "Informational commercial networks "Omrix" (OJSC ICN "Omrix"), RF, Orenburg city	OJSC "Volga Telecom" holds over 20% of the company's voting shares	73,6	73,6	-	-	The Internet services, data transfer network services
Closed Joint Stock Company "Pulse-Radio Yoshkar-Ola" (CJSC "Pulse-Radio Yoshkar-Ola", Yoshkar-Ola town, Sovietskaya, str., 138	Prevailing participation in the charter capital	61	61	-	-	Radio broadcasting services
Closed Joint Stock Company "Cellular communication of Mordoviya" (CJSC "CCM"), Saransk town, Kommunisticheskaya str., 52	Prevailing participation in the charter capital	60	60	-	-	Cellular communication services provision
Closed Joint Stock Company "Ulyanovsk-GSM" (CJSC "Ulyanovsk-GSM"), Ulyanovsk city, L.Tolstoy str., 60	Prevailing participation in the charter capital	60	60	-	-	Cellular communication services provision
Limited Liability Company "Radio Resonance" (LLC "Radio Resonance"), Nizhny Novgorod city, Okskyi sjezd, 8	Prevailing participation in the charter capital	51	-	-	-	Radio broadcasting services

Closed Joint Stock Company "Orenburg-GSM" (CJSC "Orenburg-GSM"), Orenburg city, Volodarsky str., 11	Prevailing participation in the charter capital	51	51	-	-	Cellular communication services provision
Open Joint Stock Company "TATINCOM-T" (OJSC "TATINCOM-T"), Kazan city, Lomzhinskaya str., 20A	Prevailing participation in the charter capital	50 % + 1 ordinary share	50 % + 1 ordinary share			Cellular communication services provision
Closed Joint Stock Company "Public telephone Saratov" (CJSC "PTS"), Saratov city, Kiselev str., 40	OJSC "Volga Telecom" holds over 20% of the company's voting shares	50%+1 preferred share	50	-	-	Wireless communication services
Closed Joint Stock Company "Nizhegorodskyi radio telephone" (CJSC "Nizhegorodskyi radio telephone"), Nizhny Novgorod city, Gorky sq., Post House	OJSC "Volga Telecom" holds over 20% of the company's voting shares	50	50	-	-	Wireless communication services
Closed Joint Stock Company "Saratov Mobile" (CJSC "Saratov Mobile"), Saratov city, Kiselev str., 40	OJSC "Volga Telecom" holds over 20% of the company's voting shares	50	50	-	-	Cellular communication services provision
Closed Joint Stock Company "Chery Page" (CJSC "Chery Page"), Cheboksary town, K.Ivanov str., 83	OJSC "Volga Telecom" holds over 20% of the company's voting shares	50	50	-	-	Paging communication services
Closed Joint Stock Company Commercial bank "C-Bank" (JSB "C-Bank"), Izhevsk city, Lenin str., 6	OJSC "Volga Telecom" holds over 20% of the company's voting shares	41,73	41,73	0,0152		Banking activity

Closed Joint Stock Company "Nizhegorodteleservice" (CJSC "Nizhegorodteleservice"), Nizhny Novgorod city, Gorky sq., Post House	OJSC "Volga Telecom" holds over 20% of the company's voting shares	40	40	-	-	Communication services	
Closed Joint Stock Company "Penza Mobile" (CJSC "Penza Mobile"), Penza city, Kuprin str., 1/3	OJSC "Volga Telecom" holds over 20% of the company's voting shares	40	40	-	-	Cellular communication services provision	
Closed Joint Stock Company "Pulse-Radio" (CJSC "Pulse-Radio"), Yoshkar-Ola town, Sovietskaya str., 138	OJSC "Volga Telecom" holds over 20% of the company's voting shares	40	40	-	-	Radio broadcasting services	
Open Joint Stock Company "Telesot" (OJSC "Telesot"), Orenburg city, Tereshkova str., 257	OJSC "Volga Telecom" holds over 20% of the company's voting shares	32,4	32,4	-	-	Local telephone communication services provision	
Closed Joint Stock Company "Chuvashiya Mobile" (CJSC "Chuvashiya Mobile"), Cheboksary town, K.Ivanov str., 83	OJSC "Volga Telecom" holds over 20% of the company's voting shares	30	30	-	-	Cellular communication services provision	
Closed Joint Stock Company "Samara-Telecom" (CJSC "Samara-Telecom"), Samara city, Polevaya str., 43	OJSC "Volga Telecom" holds over 20% of the company's voting shares	27,8	27,8	-	-	Local telephone communication services provision	
Closed Joint Stock Company "Erickson communication" (CJSC "Erickson communication"), Nizhny Novgorod city, Gagarin avenue, 37	OJSC "Volga Telecom" holds over 20% of the company's voting shares	24	24	-	-	Export-import operations, consulting and services	

Limited Liability Company "Agrocompany "Reanta" (LLC "Agrocompany "Reanta"), Yoshkar-Ola town, Chavaina blvd., 11 a	OJSC "Volga Telecom" holds over 20% of the company's voting shares	20,86	-	-	-	Agricultural activity	

3.7. Composition, structure and the cost of the issuer's fixed assets, information on the plans of acquisition, replacement, retirement of fixed assets, and also on all facts of charge of the issuer's fixed assets

3.7.1. Fixed assets

The information will be provided in the report for quarter 1 of 2005.

3.7.2. The cost of the issuer's real property assets

As of 01.01.2005 depreciated cost of the issuer's real property assets objects was 2 691 052 432, 42 rubles.
The real property was not assessed for 12 months prior to the end date of the report quarter.

IV. Data on the issuer's financial-economic activity

4.1. The results of the issuer's financial-economic activity

4.1.1. Profit and losses

In this report period the information is not provided.

4.1.2. Factors that affected the change of the amount of proceeds from the issuer's sale of goods, products, works, services and of profit (losses) of the issuer from the core activity

In this report period the information is not provided.

4.2. The issuer's liquidity

In this report period the information is not provided.

4.3. The size, structure and adequacy of the issuer's capital and current assets

4.3.1. The size and the structure of the issuer's capital and current assets

The information will be provided in the report for quarter 1 of 2005.

4.3.2. The adequacy of the issuer's capital and current assets

The information will be provided in the report for quarter 1 of 2005.

4.3.3. Monetary funds

The information will be provided in the report for quarter 1 of 2005.

4.3.4. The issuer's financial investments

The issuer's financial investments making 10 and more percent of all financial investments for the quarter 4 of 2004:

1. The issuer's full and abbreviated name, location:
Closed Joined Stock Company "Nizhny Novgorod Cellular Communication", CJSC "NCC";
Nizhny Novgorod, M.Gorky sq., Post House;

State registration numbers of the issuing securities issues and the dates of state registration, registering bodies:
The following issue of the Company's shares is registered:
№ 32-1-1535 of June 16, 1997, Department of Finance of Nizhny Novgorod oblast's Administration

The quantity of securities the issuer owns:
100 000 pieces of ordinary registered shares, i.e. the entire charter capital of CJSC "Nizhny Novgorod Cellular Communication", is the financial investments of OJSC "VolgaTelecom";

The total face value of securities of affiliated company CJSC "Nizhny Novgorod Cellular Communication", that the issuer owns - 21629,4 thousand rubles;

The total balance-sheet value of securities of affiliated company CJSC "Nizhny Novgorod Cellular Communication" that the issuer owns amounts to 651974 thousand rubles;

The size of dividends on preferred shares or the procedure of its defining in the case if it is determined in the charter of a joint stock company – issuer, the dates of payment:
There are no preferred shares in the charter capital of CJSC "Nizhny Novgorod Cellular Communication";

The amount of declared dividend on ordinary shares (if there are no data on the size of declared dividend on ordinary shares in the current year, the size of dividend declared in the previous year is to be indicated), the dates of payment:
The size of declared dividend on ordinary shares, approved by the annual general meeting of stockholders on 22.06.04, amounted to 300 rubles. According to current legislation, the deadline for paying dividends is before December 31, 2004

2. *The issuer's full and abbreviated name, location:*
Open Joint Stock Company "TATINCOM-T", OJSC "TATINCOM-T";
Tatarstan Republic, Kazan city, Lomzhinskaya str., 20A;

State registration numbers of the issuing securities issues and the dates of state registration, registering bodies:
The following issues of securities are registered:
№ 1-01-55125-D of 11.06.1998, regional department of Russia's FCSM in the Republic of Tatarstan,
№ 1-02-55125-D of 11.08.2000, regional department of Russia's FCSM in the Republic of Tatarstan;

The quantity of securities the issuer owns:
3418837 pieces are the property of OJSC "VolgaTelecom" and represent financial investments in OJSC "TATINCOM- T" in 2003 (purchase-and-sale contract № TAT-1 of September 22, 2003, and purchase-and-sale contract № BR-220903-1 of September 22, 2003);

The total face value of securities of affiliated company OJSC "TATINCOM- T" that the issuer owns is 170941,85 thousand rubles;

The total balance-sheet value of securities of affiliated company OJSC "TATINCOM- T" that the issuer owns - 473 936 thousand rubles;

The size of dividends on preferred shares or the procedure of its defining in the case if it is determined in the charter of a joint stock company – issuer, the dates of payment:
There are no preferred shares in the charter capital of OJSC "TATINCOM- T";
The amount of declared dividend on ordinary shares (if there are no data on the size of declared dividend on ordinary shares in the current year, the size of dividend declared in the previous year is to be indicated), the dates of payment:
The general annual meeting of OJSC "TATINCOM- T" stockholders held on 29.06.2004 passed the resolution not to pay dividends for 2003.

4.3.5. The issuer's intangible assets

Information on intangible assets is reflected in bookkeeping in accordance with Russian accounting standards 14/2000 № "Intangible assets accounting", the instructional guidelines on the intangible assets accounting in the companies of "Sviayzinvest" group.

The information on intangible assets as of 01.01.2005 will be provided in the report for quarter 1 of 2005.

4.4. The data on policy and the issuer's expenses in the area of science-engineering development, and also in relation to licenses and patents, new developments and investigations

In the report quarter the issue did not receive any patents, licenses and certificates for using trademarks.

There are no issuer's expenses in the area of science-engineering development, in relation to the new developments and investigations.

4.5. Analysis of the development trends in the issuer's core activity area

Noting the basic tendencies of the Company's development one should rest on the targets and the mission of the Company at the market. The Company's belonging to the services production sphere defines the basic goal of the Company which is to obtain additional profit by tracking and reacting to the market demands with the further satisfaction of demand for the services.

Understanding of this goal predetermines the tendencies and development trends of the Company:

The first and major task of the Company is to keep and to increase the market share of local telephone communication services, the total share of proceeds from which in the total volume of the Company's revenues at present is 43%. The increase of share of income from this segment is to a considerable extent facilitated by annual industry development as well as by flexible tariff policy.

The total gain of telephone lines for the specified period, starting from 1999, made 960 thousand lines. In addition, one more aspect of this communication industry development is the replacement of analog switching equipment with digital one. The equipment replacement allows for improving the quality of provided services, for introducing additional accompanying services, thus improving servicing and creating competitive advantages at the market. In 2001 the network digitalization made up 33%. In 2003 this indicator was equal to 48%.

The tendencies of long-distance and international communication services development are connected with the development of alternative communication services, such as IP-telephony, Internet, etc.

This results in decrease of share of income from long-distance and international communication services in the total share of proceeds. Simultaneously, the dynamics of income from long-distance and international communication services is affected by the decrease of average profit rate per call minute, which is connected with redistribution of outgoing traffic of long-distance communication between intrazonal and trunk traffic; and for international communication between the Baltic States, CIS countries and foreign countries. From 2000 to 2003 the rate of decrease of average profit rate for long-distance communication is 7,4%; for international communication – 2,04%.

For the last three years the largest growth rate is with new communication services, such as Internet, ISDN, IP-telephony, intelligent platform services, etc.

The tendencies of core activity development for 1999 – 2003 are detailed below.

1999

The Company's activity was aimed to the solution of traditional tasks for basic communication services development and for the solution of priority tasks: further network digitalization; development and introduction of new technologies and products (Internet, ISDN).

During the year 11 new automatic telephone exchanges and 5 remote substations of total capacity of 52 thousand numbers were commissioned, this allowed to bring the total installed capacity up to 808, 1 thousand numbers. By the end of 1999 the installed capacity of digital automatic telephone exchanges made up 241, 2 thousand numbers or 30% of the total network capacity. Total volume of subscriber lines, switched from old facilities to the new ones, made up about 18 thousand numbers. Total volume of digital streams in SDH transport network was increased by 357 units and amounted to 798 of 2 Mbps streams. At rural networks digital transmission systems "IKM-30", "IKM-15" and "Radan" microwave radios were installed and commissioned, this allowed to bring the level of digital channels up to 68% of the total number in operation.

Due to connection of secondary and primary groups at intra-oblast communication lines and downloading of digital SDH network of Nizhny Novgorod oblast and also due to the commissioning of digital microwave radios, the extension of digital telephone channels was increased by 79,4 thousand channels/km. The gain of outgoing automatic channels of automatic long-distance communication made up 460 channels. The results of local and long-distance telephone network development allowed for increasing the traffic by 21%.

Implementation of new services is one of the most important tasks of OJSC "Nizhegorodsviyazinform". The company provided the following services to the general public:

- Additional types of servicing;
- All kinds of access to Internet;
- ISDN, video telephone, video conferencing;
- Service Telephone Card (STC).

In 1999 "Internet for All" service was introduced. About 1500 Internet subscribers were registered by the end of the year.

2000

In order to hold the positions at the market and to increase the competitiveness of its services, the Company intensively developed its network and in particular: it upgraded the existing network and continued the construction of the new one with the use of advanced technologies, which served as the foundation for mastering new services and occupation of market segments. To achieve this digital telephone exchanges were commissioned, the Company builds digital transmission systems by using hi-tech equipment, introduces digital subscriber radio access equipment, automatic telephone exchange equipment.

In 2000 alternative carriers became more active, especially at the market of data transfer services and Internet. In the nearest future it is possible to expect the emergence of new competitors at this market, and in the first place from natural monopolists, having or constructing transport network (RAO "Unified Energy Systems of Russia", RAO "Gazprom", Russia's Ministry of Railways).

Target strategy of OJSC "Nizhegorodsviyazinform" for the period to 2004 is to increase competitiveness and to develop the production on the basis of already available infrastructure.

One of the main conditions of increasing services competitiveness is application of new technologies (ISDN, Internet, telephone "+", voice mail, IP-telephony). It should be noted, that Internet is one of high profitable services, for two years of intensive development the Company's share at the Internet market in Nizhny Novgorod reached 30% and in Nizhny Novgorod oblast – about 90%. In 2000 the project "Internet to schools, hospitals, museums of Sovetskyi district of Nizhny Novgorod" was completed (18 schools, 3 hospitals, central library system – in total 45 organizations). This allowed for increasing the number of Internet users up to almost 5000. As of

01.01.2001 the number of Internet subscribers was 4 951 (1400 – as of 01.01.2000). Service-Center was established in Nizhny Novgorod.

In 2000 the Company continued downloading DECT "DRA-1900" subscriber radio access system equipment. As of 1.01.2001 in the oblast there are 960 telephones with radio access.

At inter-station communication network of Nizhny Novgorod city's telephone exchange, the transport communication network SDH was expanded by commissioning a new transport node St-20 in linear mode of STM-4 level.

Installed capacity of SDH transport network was increased by 60 E1 compared to 1999 and as of 01.01.2001 made up 850 streams of E1.

As of 01.01.2001 the installed capacity of city's automatic telephone software-controlled exchanges made up 619231 numbers or 83,9 % of total installed capacity.

By the end of 2000 the total capacity of the city's telephone exchanges in Nizhny Novgorod and in 10 towns of the oblast in operation was 523496 numbers.

In 8 towns of the oblast the city's telephone exchanges were in trial operation. Total capacity of automatic telephone exchanges in these towns made up 43456 numbers.

Time-based billing system of the specified automatic telephone exchanges is in operation since 01.01.2001.

As of 01.01.2001 the installed capacity of rural automatic telephone software-controlled exchanges made up 2048 numbers or 2,3% of the total installed capacity of rural telephone exchanges.

During the year the automatic telephone exchanges of total capacity of 40,8 thousand numbers were put into operation, including in Nizhny Novgorod – 20 thousand numbers, 41 thousand telephone sets were installed, including 35,5 thousand in apartments of citizens. All this allowed to increase the number of telephones per 100 residents in the oblast by the end of the year up to 21, 9.

In 2000 the Company continued to install universal payphones of TMC-БМ-01 type of "Kvarts" make. During the year 116 universal payphones were additionally installed at city's and rural telephone networks.

2001

The Company's policy in relation to traditional communication services is oriented to holding the positions at the market with simultaneous increase of degree of satisfaction of solvent demand.

For the greatest satisfaction of solvent demand the Company continued intensive activity for the network development, upgrading of communication facilities and technological processes, improvement of quality and increase in provided services volumes.

Special attention was paid to the application of new technologies (ISDN, Internet, Telephone Plus, voice mail, IP-telephony). During the two years of intensive development, due to flexible tariff policy and ongoing perfection of its technical base, the Company became the leader.

Current modernization and the development of telephone communication network are aimed at creation of modern, hi-tech, multi-service telecommunication network. When designing a digital network the basis is the strategy of deploying digital automatic telephone exchanges in such a way so that there is the opportunity of access to digital network services in all districts of the city, and in the first place in the centers of business activity. Thus, the most active part of Nizhny Novgorod business already has the opportunity of using modern communication services in its activity.

OJSC "Nizhegorodsviyazinform" is consistently realizing market strategy of integrated growth, leading to achieving the strategic goal of the Company –the leader (managing interregional

company), and namely – creation and realization of scope of competitive services, getting maximum possible profit and increasing investments efficiency.

Major material events of the year contributing to improvement of the activity results:

- Automatic telephone exchanges of total capacity of 40,0 thousand numbers, including 20 thousand numbers in Nizhny Novgorod were put into operation;
- 44, 3 thousand telephone sets were installed, including 19, 6 thousand in Nizhny Novgorod, out of them 15, 8 thousand telephones were installed in apartments. This allowed to increase the number of telephones per 100 residents, which as of 01.01.2002 in the oblast was 22,7, and in Nizhny Novgorod – 32,5;
- The project "Internet to schools, hospitals, museums" for Leninskyi district of Nizhny Novgorod was completed (21 school, 1 hospital, 1 library);
- The development of service centers network in the oblast is continued, 5 centers were established in Nizhny Novgorod oblast in 2001;
- Additional services were provided to 73800 subscribers;
- ISDN services were provided to 467 subscribers;
- 82,4 % of rural telephone exchanges are equipped with automatic number identification function, that allowed to organize automatic long distance telephone communication for rural subscribers;
- For 163 subscribers the telephones were installed by using DRA radio equipment;
- 52 universal payphones were installed;
- The first stage of SDH transport network based on synchronous transmission systems was put into operation at Nizhny Novgorod city's telephone exchange in 1997. Currently, in Nizhny Novgorod SDH network has three transport rings of total extension of 144 km (totally 213 km of fiber-optic cable were installed).

The Company pays special attention to the development of services of access to the Internet. The Company has designed and carries out the set of activities to expand the base of Internet users. In 2001 OJSC "Nizhegorodsviyazinform" took the leading positions in providing switched access to Internet. The users are provided the entire range of services of data transfer network, starting from dial-up access to organization of gateways, dedicated channels and creation of corporate network for customer data transfer. ISDN, xDSL digital access technologies are applied.

Exclusive service "Internet for All" provides the access to Internet over long-distance communication channels. In Nizhny Novgorod oblast this service is provided to 80% of all Internet users.

The Company continued realization of the project of creating Internet-clubs, providing session access to the network. 6 Internet-clubs are operating, 3 of them are in Nizhny Novgorod.

In 2000 the Company won the tender for realization of the program "Internet to schools, hospitals, museums". In 2001 21 school, 1 hospital and 1 library were connected to Internet via an allocated channel.

The first stage of construction of corporate multi-service network of data transfer is completed; the network includes 21 nodes in Nizhny Novgorod and 18 nodes in Nizhny Novgorod oblast. The network is built with fiber-optic cable. 19 nodes of access to data transfer network in Nizhny Novgorod and 9 nodes of access in Nizhny Novgorod oblast were put into operation and modernized.

The Company continued the activity for connecting the subscribers to digital network with integration of ISDN services. By the end of 2001 the number of operated ports amounted to 467. Within the terms of providing ISDN services the Company realized the tasks of combining remote segments of corporate network of data transfer and organization of video conferences for subscribers of Nizhny Novgorod and Dzerzhinsk. The program of telemedicine development on the basis of ISDN equipment was continued. There were a number of consultations (video conferences)

with participation of medical personnel from Nizhny Novgorod and leading medical institutes and hospitals from Moscow.

The realization of the project for creating the network of Service Centers was continued. The main idea of the project is to provide end-to-end services to customers as regards the organization of communication on the basis of advanced technologies: from installation of a telephone set to the development and realization of corporate network as per the customer's requirements. By the end of the year 5 Service Centers were in operation in Nizhny Novgorod and in Nizhny Novgorod oblast.

2002

Under the conditions of the Company's incorporation the paramount issue is to work out uniform technical policy, which will serve for the solution of the major Company's task – modernization of the network and meeting the demand for OJSC "VolgaTelecom" services.

The policy as regards traditional communication services is oriented for holding the positions at the market with simultaneous increase of the degree of meeting solvent demand. For this the Company continues intensive activity in the network development, improvement of communication facilities and technological processes on the basis of modern equipment, improvement of quality and increase in the volume of offered services.

By the end of the year the number of city's telephone exchanges was 928 with total installed capacity of 3 532 619 numbers. During the year the city's telephone exchanges' capacity increased by 367 thousand numbers.

By the end of 2002 time-based billing system of calls cost was in operation in Nizhny Novgorod, Orenburg, Penza oblasts and in the Republic of Mordoviya.

The activity in installation and putting into operation of ANI function at rural telephone networks was continued. The capacity of rural telephone exchanges equipped with ANI function made up 643 103 numbers.

With the development of new modern kinds of communication, the demand for telegraph services is gradually going down.

Wire broadcasting is a toss-making sector, so OJSC "VolgaTelecom" carries out the actions for changing-over rural wire broadcasting into on-air broadcasting, which allows to reduce total costs of wire broadcasting and increase the profitability and the quality of work of city's broadcasting centers. The program of wire broadcasting change-over into the on-air broadcasting is developed for each branch of the Company.

OJSC "VolgaTelecom" network of on-air broadcasting includes 73 low power radio broadcasting transmitters of less than 1 KW power and 19 powerful transmitters of 1 KW power and above.

In a number of branches of OJSC "VolgaTelecom" there are in operation TV transmitters for receive and broadcasting of TV programs. At the same time the Company is actively developing the existing networks of cable TV in Orenburg and Samara branches, in the branches of Chuvash Republic and the Republic of Maryi El, and is constructing new systems of cable TV. It is planned to construct new cable TV systems, in Nizhny Novgorod city including. The first stage of the construction will be realized in 2003 and is designed for connecting 75 000 subscribers.

The development of new communication services is of great importance for OJSC "VolgaTelecom".

One of the main tasks is to strengthen the positions at the market of hi-tech kinds of communication. All branches of OJSC "VolgaTelecom" provide services of Internet access both by dial-up technology and over dedicated lines.

By the end of 2002 in the Volga region the number of users with dial-up access to Internet was about 204 thousand, 107 thousand of them use the services of OJSC "VolgaTelecom". Thus, the Company's share at the market of dial-up access to Internet is 52%.

The number of customers for access services over the dedicated line is about 1600, which as per OJSC "VolgaTelecom" estimation makes up from 45 to 50%.

The service of wideband digital access is being actively implemented. By the end of 2002 in OJSC "VolgaTelecom" the number of connection points with xDSL technology was 583, 48% out of them were in Nizhny Novgorod branch.

IP-telephony is a perspective service. The development of IP-telephony service is planned to be carried out in 2 directions:

- The first one is installation of IP-telephony nodes for DLD & ILD communication. The service is provided by application of pre-paid cards;
- The second direction of IP-telephony development is a "package" service; provision of access to PSTN via data transfer network. Here the "last mile" is xDSL wideband access. This is the first stage of change-over to NGN (Next Generation Network) with packet switching.

The other large project is the construction of Intelligent network (IN) based on a single platform. In 2002 the contract was signed with "Huawei Technologies" company for Tellin® Intelligent platform. On the basis of this platform 5 intelligent services will be provided: 4 services from **CS1** set (free of charge call - **FPH**, voting over telephone - **VOT**, call with additional payment - **PRM**, call by pre-paid card - **PCC**), and one service (universal access number - **UAN**) – for testing and further certification. The first phase of IN realization in Nizhny Novgorod branch is scheduled for 2003. Intelligent network is the most efficient method for additional services implementation. The construction of IN will serve the development of small and medium business, the development of information services and will allow for attracting about 70 000 users in Nizhny Novgorod oblast only. The number of users of IN services for the entire inter-regional company is estimated to be 200 000. IN construction in Nizhny Novgorod branch of OJSC "VolgaTelecom" is the initial phase of pilot project of the construction of Federal Intelligent Network, organized by OJSC "Svyazinvest" with the support of the Ministry of Communications. During the trial operation that will last for 3 months it is planned to test the interface over INAP-R protocol with Intelligent platforms of Siemens and Alcatel in Moscow and Perm.

IN construction in OJSC "VolgaTelecom" branches is scheduled for 2004. To organize SSP nodes it is also possible to equip additionally the existing nodes of SN services on the basis of computer telephony platforms "Svetets" and "Protey" being in operation in the branches.

The priorities in the area of regional development:

The regions of the highest priority for 2003 – Nizhny Novgorod, Samara and Saratov oblasts.

The next regions in order of importance: Orenburg and Ulyanovsk oblasts, and the Republic of Udmurtiya.

Then the other regions go: the Republic of Mordoviya, Maryi-El, Chuvashiya, Penza and Kirov oblasts.

2003

Financial and economic and production indexes of OJSC "VolgaTelecom" for 2003 reflect the efficiency of the incorporation of regional communication enterprises into the joint interregional company which has been finished by the end of 2002.

By the results of the year the Company achieved the planned level of income and profit.

The gain of income from rendering telecommunications services for the entire Company amounted to **3 653 541** thousand rubles.

The income gain was ensured due to the development of telecommunication industries, the increase in outgoing paid exchange, increase in tariffs, and the change of procedure of formation of tariffs on local telephone connections for privileged consumer categories (veterans, invalids), the obtaining of income for the incoming traffic from OJSC "Rostelecom" over long-distance and international telephone communication, and namely:

► the network development and the increase in long-distance exchange by 1 971 795 thousand rubles or by 54 %;

► increase in telecommunications services tariffs - 1 396 762 thousand rubles or 38 % of the gain sum, including due to the increase in tariffs for telecommunications services regulated by the state, by 1 028 965 thousand rubles or 28 % of the total sum of income gain;

► the change of calculation methods in respect of services rendered by OJSC "Rostelecom" by 284 984 thousand ruble or 8 % from the total sum of income gain.

The Company's potential formed after the incorporation of 11 regional carriers, allows to extend annually the volume and to improve the quality of services in all telecommunications sub-industries.

As of January 01, 2004 the **total installed capacity of city and rural telephone exchanges amounted** to 4462 thousands lines.

For the previous year automatic telephone exchanges with total capacity 455,5 thousand lines were commissioned. During 2003 the installed capacity of city and rural telephone exchanges grew by 224 thousand lines, the growth rate vs. the previous year - 105,3%. The installed capacity of digital automatic telephone exchanges of rural telephone communication grew faster – 144,55%. This caused the growth of the share of digital exchanges in the total installed capacity of rural exchanges switching facilities and by the results of the year amounted to 14,2 %.

The total extension of long-distance channels as of January 01, 2004 amounted to 15236,8 thousand channel/km, the gain for 2003 - 3630,7 thousand channel/km, including of digital network 12983,4 thousand channel/km (85,2 %), the gain – 3859,9 thousand channel/km.

The extension of digital network channels is formed by the digital systems of transmission of synchronous (11537,5 thousand channel/km - 88,9%) and plesiochronous (1445,9 thousand channel/km -11,1%) digital hierarchy.

In the report year the production activity of OJSC "VolgaTelecom" cable industry employees was aimed at the reconstruction of cable industry facilities for the purpose of improving qualitative indexes, increase in income and reduction of operational costs. So in 2003 the works aimed at upgrading switching facilities of telegraph industry were conducted. Instead of physically and morally outdated exchanges of OP ETK-KS network и and of AT/TX Nicola – Tesla network, the integrated exchange TK-AT-600 was installed in the telegraph shop of long-distance telephone telegraph communication of Saransk.

In the fourth quarter of 2003 according to the investment plan, in the branch in the Republic of Chuvashiya the reconstruction of public telegraph network and AT/TX on the basis of telegraph switching server TKS "Vector 2000" produced by CJSC "LInTekh" , Moscow city, was completed.

In Orenburg oblast's radio-TV transmission centre OJSC "VolgaTelecom" finished the works on changing over the space communication receiving stations from analog to digital mode of "DMT-1000" type - 268 sets.

9 radio broadcast transmitters were installed – in Kirov branch, branch in the Republic of Mordoviya, in Orenburg and Samara branches, for the purpose of broadcasting the program "Radio of Russia" in the zones of intermittent reception of RTRS VGTRK transmitters , for the change over of subscribers from wire broadcast to off –the- air reception of programs.

The first phase of cable television was commissioned in Nizhny Novgorod, 292 subscribers were connected to it. The total design capacity is 2300 subscribers. 28 TV programs are being broadcasted; the subscribers of cable television got the opportunity of high-speed access to the Internet.

The number of cable television subscribers grew in the branches of Republics of Chuvashiya and Maryi El. MMDS system functions in Samara branch (Syzran and Toliyatti towns). The construction of the first phase of cable television network in Orenburg has been completed.

The introduction by the branches of services: "Internet for all", Internet by prepaid cards and service telephone cards, the implementation of successful marketing policy allow to win

successfully subscribers at the competitive market of Internet services. The new service introduced by Saratov's branch "Internet - free access" became popular and effective.

The number of the Internet-users is now 190 thousand, out of them the largest part – 50 thousand in Nizhny Novgorod branch. The construction of access nodes using digital servers produced by the leading manufacturers CISCO, LUCENT, HUAWEI, assured the growth of the number of users of dial-up Internet access services.

The market situation shows the essential interest of enterprises in connection to OJSC "VolgaTelecom" data transmission networks for the purpose of consolidation of available segments into unified corporate networks of data transmission at regional and interregional level. For example, the contracts with RTKomm.RU on the connection of objects of Federal Target Program "Electronic Russia", all the branches participated in their realization.

The other important trend of activity is the promotion of intelligent network services. If in 2002 the income from Intelligent network services of the entire interregional company amounted to about 12 million rubles, then in 2003 it has achieved 94,8 million rubles (out of them 99% is the share of service telephone cards). The most successful in the promotion of prepaid service telephone cards were the branches in the Republic of Udmurtiya, and also Penza branch and Ulyanovsk branch.

In the Republic of Maryi El the start of operation of service telephone card platform based on AVAYA facilities was successful.

In Ulyanovsk city in 2003 IP-telephony service using prepaid cards was introduced.

In the branch in the Republic of Udmurtiya the services are successfully developed on the basis of intellectual platform "Protey". At present, the uniform reference services "09" of Izhevsk city and of the Republic, and also manual switch shop of trunk line exchange are changed over to the contact-center 'Protey" platform. The system of automatic information on the client account status of residential sector subscribers, of providing information on long-distance tariffs and codes, is started. Service telephone cards in Udmurtiya are the universal instruments of payment for the telephone communication services and for the cellular communication and the access to the Internet.

Basic indexes of the activity efficiency

Basic indexes of the efficiency of

OJSC "Nizhegorodsviyazinform" activity

№ №	Index description	Measure unit	1999	2000	2001
1	2	3	5	6	7
1.	**Revenues per a line**	rubles	1438	1804	2173
2.	Profit per a line	rubles	314	564	646
3.	Profit per an employee	rubles	23173	44646	55769
4.	Number of lines per an employee	units	73,9	79,2	86,3
5.	Prime cost of a production unit	rubles/100 rubles of proceeds	66,10	67,96	65,54
6.	Share of salary fund in the proceeds	%	18,5	20,2	20,3

Major indexes of OJSC "VolgaTelecom" efficiency

	Index description	Measure unit	2001	2002	2003
1.	Proceeds per a line	rubles	2354	2906	3662
2.	Profit from core activity per a line	rubles	516	840	1051,5
3.	Proceeds per a registered employee	thousand rubles	154,6	214,4	284,6
4.	Profit from core activity per registered employee	thousand rubles	33,9	62,0	81,7
5.	Number of lines per registered employee	lines	65,7	73,6	77,7
6.	Telephone sets density per 100 residents (total)	telephone sets	18,64	19,70	20,9

Due to the lack of some data as of the time of the quarterly report drawing up, the efficiency indexes based on the results of 2004 will be reflected in the issuer's report for quarter 1 of 2005.

V. Detailed data on persons making up the structure of the issuer's management bodies, the issuer's bodies controlling its financial-economic activity, and brief data on the issuer's employees (workers)

5.1. Data on the structure and scope of competence of the issuer's management bodies

Shareholders general meeting,
The Board of directors (collegial management body)
General Director (the issuer's single executive body)
Management board (the issuer's collegial executive body)

The issuer's shareholders general meeting competence as per its Charter:

Shareholders general meeting is the Company's supreme management body.

The following issues are within the competence of shareholders general meeting (items 12.2 – 12.3 of the Charter):

1) introduction of modifications and amendments to the Charter or approval of the Company's Charter in a new wording (except for the cases, stipulated by Federal law "On joint stock companies"), the resolutions on which are adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

2) the Company's reorganization, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

3) the Company's liquidation, appointment of liquidation committee and approval of intermediate and final liquidation balance sheets, the resolutions on which are adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

4) election of the Board of directors members, carried out by cumulative voting;

5) the early termination of office of the members of the Board of directors, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

6) determination of the quantity, face value, category (type) of the Company's declared shares and the rights granted by these shares, the resolutions on which are adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

7) increase in the Company's charter capital by the increase in the shares face value, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

8) increase in the Company's charter capital by placement of additional common shares by public subscription in case, if the quantity of additionally placed shares makes up more than 25% of ordinary shares placed earlier by the Company, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

9) increase in the Company's charter capital by placement of additional shares by private offering, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

10) decrease in the Company's charter capital by the decrease in the shares face value, by the Company's acquisition of a part of shares in order to reduce their total number, and also by the retirement of shares acquired or redeemed by the Company, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

11) election of the Company's Auditing committee members and the early termination of their office, the resolutions on which are adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

12) approval of the Company's auditor, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

13) approval of annual reports, the Company's annual accounting statement, including the Company's profits and losses statements (profits and losses accounts), and also distribution of profit, including payment (declaration) of dividends and losses of the Company by the results of the fiscal year; the resolutions on which are adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

14) definition of the procedure of conducting the Company's shareholders General meeting, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

15) splitting and consolidation of shares, the resolutions on which are adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

16) passing resolution on approval of related party transactions, the resolution on which is adopted in cases and as per the procedure stipulated by chapter XI of Federal law "On joint stock companies";

17) adoption of resolution on approval of large transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of property the cost of which is over 50% of the Company's balance sheet assets defined by the data of its accounting statement as of the last report date, except for the transactions made in the course of routine economic activity of the Company, the transactions related to the placement of the Company's ordinary shares by subscription (realization), and also transactions related to the placement of issuing securities converted into the Company's ordinary shares, the resolution on which is adopted by the majority of three quarters of votes of shareholders owning the Company's voting shares

participating in the meeting;

18) passing resolution on participating in holding companies, financial-industrial groups, associations and other unions of commercial organizations, the resolution is approved by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

19) approval of internal documents regulating the Company's bodies activity, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

20) the Company's placement of bonds converted into shares and of other issuing securities converted into shares, if the specified bonds (other issuing securities) are placed by private offering or by public subscription, when with public subscription converted bonds (other issuing securities) may be converted into the Company's ordinary shares making up over 25% of earlier placed shares, the resolution on which is adopted by at least three quarters of votes of shareholders owning the Company's voting shares participating in the meeting;

21) passing resolution on reimbursement for the Company's account of the expenses for preparation and conducting of extraordinary general meeting of the Company's shareholders in case, when contrary to the requirements of current legislation of Russian Federation the Board of directors has not passed the resolution on convocation of an extraordinary meeting and this meeting has been convened by other persons. The resolution is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

22) release of a person, who independently or jointly with his affiliated persons acquired 30 and more percent of placed ordinary shares of the Company, from responsibility to acquire shares from other shareholders of the Company, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting, excluding the votes by shares belonging to the specified person and his affiliated persons;

23) passing resolution on transfer of authorities of single executive body of the Company to managing organization or to a manager, the resolution on which is adopted by the majority of votes of shareholders owning the Company's voting shares participating in the meeting;

24) the solution of other issues stipulated by Federal law "On joint stock companies" and by the Charter.

Competence of the Board of directors of the issuer in accordance with its Charter:

The Board of directors – the Company's collegial management body, carrying out general management of the Company's activity.

The Company's Board of directors, consisting of 11 persons, is annually elected by annual general meeting of shareholders by cumulative voting.

The following issues are related to the competence of the Company's Board of directors (item 13.4 of the Charter):

1) definition of priority trends of the Company's activity, including the approval of annual budget, the budgets for medium-term and long-term perspective, strategies and programs of the Company's development, introduction of modifications into the specified documents, consideration of the results of their fulfillment;

2) preliminary approval of operations passing the limits established by the Company's annual budget;

3) convocation of annual and extraordinary general meetings of shareholders, excluding the cases stipulated by item 8 of clause 55 of Federal law "On joint stock companies";

4) approval of the agenda of the general meeting of shareholders;

5) determination of the date of making up the list of persons having the right to participate in

general meeting of shareholders, and other issues within the competence of the Company's Board of directors in accordance with the provisions of chapter VII of Federal law "On joint stock companies" and related to the preparation and holding of general meeting of shareholders;

6) preliminary approval of the Company's annual report;

7) increase of the Company's charter capital by the Company's placement of additional shares within the limits of declared shares amount, defined by the Charter, excluding the cases stipulated by sub-items 8,9 of item 12.2 of the Charter;

8) the Company's placement of bonds and other issuing securities in case, when under the conditions of placement of the specified bonds and other issuing securities they are not convertible into the Company's shares;

9) the Company's placement of bonds, convertible into shares, and of other issuing securities, convertible into shares, if the specified bonds (other issuing securities) are placed by public subscription and the convertible bonds (other issuing securities) may be converted into the Company's ordinary shares, making up 25 or less percent of earlier placed ordinary shares;

10) determination of price (pecuniary valuation) of property, the price of placement and redemption of issuing securities in cases stipulated by Federal law "On joint stock companies";

11) passing resolutions on issue of securities, prospects of securities issuing, reports on the results of the Company's securities issuing, reports on the results of the Company's shares acquisition in order to cancel them;

12) the acquisition of shares, bonds and other securities placed by the Company;

13) approval of the Company's registrar and the terms and conditions of the contract with it, and also taking the decision on cancellation of the contract with it;

14) recommendations on the size of dividend on shares, on the form and the date of its payment, approval of internal document on dividends on the Company's shares;

15) the use of reserve fund and other funds of the Company;

16) control over the procedures of internal control;

17) recommendations on the size of remunerations and compensations paid to the members of the Company's Auditing committee, approval of terms and conditions of contract concluded with the auditor, including defining of the amount of payment for its services;

18) approval of Provision on the Company's structural subdivision, carrying out the functions of internal control, coordination of candidates for the position of its head, and also consideration of other issues the resolutions on which should be adopted by the Board of directors in accordance with the Provision on the specified subdivision;

19) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of the property the cost of which is from 0, 5 to 25% of the Company's balance-sheet assets defined by the data of its accounting statement as of the last report date;

20) approval of transactions related to acquisition, alienation or possibility of alienation by the Company directly or indirectly of the property the cost of which is from 25 to 50% of the Company's balance-sheet assets defined by the data of its accounting statement as of the last report date, excluding the transactions made in the course of routine economic activity of the Company, the transactions related to the placement by subscription (realization) of the Company's ordinary shares and transactions related to the placement of issuing securities convertible into the Company's ordinary shares;

21) approval of related party transactions in cases stipulated by chapter XI of Federal law "On joint stock companies";

22) definition of the basic principles of the Company's organizational structure;

23) creation of branches, opening of representation offices, their liquidation, approval of Provisions on them;

24) preliminary coordination of candidates for the position of heads of branches and representation offices, and dismissal of the heads of the specified structural subdivisions from their posts;

25) approval of annual budgets, strategies and programs of branches development, introduction of modifications into the specified documents, consideration of the results of their fulfillment;

26) appointment of single executive body (General Director), defining the term of his authority, and also early termination of his office;

27) election (re-election) of the Chairman of the Board of directors of the Company, his deputy;

28) formation of joint executive body (Management board), defining the term of its authority, and also early termination of the authority of the Management board members;

29) coordination of occupation by the person, carrying out the functions of singe executive body of the Company, by members of the Company's Management board, of the posts in management bodies of other organizations;

30) permission to the person, carrying out the functions of single executive body, to combine these functions with work in paid jobs in other organizations;

31) creation of permanent or provisional (for the solution of particular issues) committees of the Board of directors, approval the Provisions on them;

32) appointment and dismissal of Corporate secretary of the Company, approval of the Provision on the Corporate Secretary and on the office of the Corporate secretary;

33) approval of terms and conditions of contracts (additional agreements), concluded with the General director, members of the Management board, the heads of branches and representation offices, the head of the Company's structural subdivision carrying out the functions of internal control, with the Company's Corporate secretary, and also consideration of issues the decisions on which should be adopted by the Board of directors in accordance with the specified contracts;

34) taking the decisions on participation (joining as a participant, termination of participation, change of participation share) of the Company in other organizations by way of purchase, sales of shares, equity stakes of other organizations, and also by way of making additional contributions into charter capitals of these organizations;

35) taking the decisions on the Company's participation in non-commercial organizations, excluding the cases stipulated by sub-item 18 of item 12.2 of the Charter, by way of joining as a participant, termination of participation, making additional contributions related to the Company's participation in non-commercial organizations;

36) taking the decisions on the issues of the agenda of general meetings of affiliated companies (supreme management bodies of other organizations), in which the Company is a sole participant;

37) defining the procedure of interaction of the Company with organizations in which the Company participates;

38) approval of the Company's Corporate governance code, introduction of modifications and amendments into it;

39) approval of an internal document on the issues of disclosing the information about the Company;

40) approval of other, in addition to those stipulated by item 13.4 of the Charter, internal documents of the Company, regulating the issues within the competence of the Company's Board of directors, excluding internal documents the approval of which as per the Company's Charter is within the competence of the shareholders general meeting and the Company's executive bodies;

41) other issues stipulated by Federal law "On joint stock companies" and the Charter.

The issues referred to the competence of the Company's Board of directors may not be transferred for the solution to collegial or single executive body of the Company.

The competence of single and collegial executive bodies of the issuer in accordance with its Charter:

General Director – single executive body carrying out the management of the Company's current activity. General Director is appointed by the Company's Board of directors.

General Director takes decisions on the issues not referred by the Charter to the competence of the shareholders general meeting, of the Board of directors and the Company's Management board.

General Director carries out the functions of the Chairman of the Company's Management board.

General director acts on behalf of the Company without the power of attorney, he represents the Company's interests, makes transactions on behalf of the Company, approves the staff, issues orders, directions and gives instructions obligatory for execution by all employees of the Company.

The rights, duties, the size of labor remuneration and the responsibility of General Director are defined by the contract concluded by him and the Company. The contract on behalf of the Company is signed by the Chairman of the Company's Board of directors.

The Company's Board of directors has the right at any time to take the decision on early termination of authority of the Company's General Director and cancellation of the contract with him.

Management board is a collegial executive body, organizing the execution of resolutions of shareholders general meeting and the decisions of the Company's Board of directors.

Quantitative and personal structure of the Management board is defined by the resolution of the Company's Board of directors at the motion of the General Director, members of the Company's Board of directors.

The following issues of the management of the Company's current activity are referred to the competence of the Management board (item 14.4):

1) elaboration of motions on basic trends of the Company's activity, including the drafts of annual budget, budgets for medium-term and long-term perspective, strategies and programs of the Company's development, motions on introducing modifications to the specified documents;

2) approval of internal control procedures;

3) defining staff and social policy of the Company;

4) approval of the internal document regulating general provisions of labor motivation, and also consideration and taking the decisions on concluding collective contracts and agreements;

5) preparation of materials and drafts of resolutions on the issues subject to consideration at the shareholders general meeting, Board of directors and presentation of the materials to the committees of the Board of directors;

6) organizational-technical provision of the Company's bodies activity;

7) defining technical, finance-economic and tariff policy of the Company and the branches;

8) defining accounting policy, control over perfection of the methods of book keeping and management accounting, and also over the introduction of accounting as per international accounting standards of the Company and the branches;

9) defining the methods of planning, budgeting and controlling the Company and the branches;

10) defining the policy of ensuring the security of the Company and the branches;

11) defining the procedure of vesting the property to the branches and taking of property settled on the branches;

12) defining quantitative structure and appointment of members of collegial executive bodies of the branches, and also early termination of their authority, approval of Provision on a collegial executive body of a branch;
13) preliminary coordination of candidates for the posts of deputy heads, chief accountants of the branches and representation offices and dismissal of the specified persons from their posts;
14) approval of terms and conditions of contracts (additional agreements) concluded with the members of collegial executive bodies of the branches, with the deputy heads, chief accountants of the branches and representation offices, and also consideration of issues the decisions on which should be adopted by the Management board in accordance with the specified contracts;
15) approval of quarterly budgets of the branches, introduction of modifications into the specified documents;
16) analysis of the results of the work of the Company's structural subdivisions, including the separate ones, and the development of instructions, obligatory for execution, on their work perfection;
17) approval of internal documents regulating the issues within the competence of the Company's Management board, excluding the documents approved by shareholders general meeting and the Company's Board of directors.
18) approval of organizational structure of the Company, including basic functions.

On March 11, 2004 (Minutes № 30) the issuer's Board of directors approved "The Code of corporate governance of OJSC "VolgaTelecom" – internal document, establishing the issuer's corporate governance rules, regulating the Company's relations with shareholders and investors (refer to appendix on page 280)

Web- site address, where the text of the issuer's Code is published:

http://www.volgatelecom.ru/?id=308

Web-site addresses, where internal documents regulating the issuer's body's activity are published:

http://www.volgatelecom.ru/?id=259

http://www.volgatelecom.ru/?id=260

http://www.volgatelecom.ru/?id=314

5.2. Information about the persons making up the structure of the issuer's management bodies

Members of the Board of directors (collegial executive body) of the issuer.

The Board of directors

Chairman: ***Yurchenko Evgenyi Valerievich***

Members of the Board of directors:

Andreev Vladimir Alexandrovich

Year of birth: ***1951***

Education: ***higher education***

Posts held during the last 5 years:

Period: ***1999 – present time***

Organization: ***Volga State Academy of Telecommunications and informatics***

Post: ***head of a chair***

Period *1999 – present time*
Organization: *State educational institution of Higher Vocational education*
Post: *rector*

Period: *2002 – present time*
Organization: *Regional public association "Academy of Telecommunications and Informatics"*
Post: *president*

Period: *2002 – present time*
Organization: *Volga Association of engineers 'TELEINFO"*
Post: *vice – president*

Period: *2004 – present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Board of Directors*

Equity stake in the authorized capital of the issuer: *none*
Stake of the issuer's ordinary shares: *none*
Stake in affiliated/controlled companies of the issuer: *none*
Stake of ordinary shares in affiliated/controlled companies of the issuer: *none*

Grigorieva Alla Borisovna
Year of birth: *1967*
Education: *higher education*

Posts held during the last 5 years:
Period: *1999 - present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Board of directors*

Period: *1999 - 2000*
Organization: *OJSC "Ivtelecom"*
Post: *member of the Board of directors*

Period: *1999 - 2002*
Organization: *OJSC "Sakhalinsvyaz"*
Post: *member of the Board of directors*

Period: *1999 - 2002*
OJSC "Elektrosvyaz" of Kaluga oblast
Post: *Chairman of the Board of directors*

Period: *1999 - 2002*
OJSC "UdmurtTelecom"

Post: ***Chairman of the Board of directors***

Period: ***1999 - 1999***
OJSC "Sviayzinvest"
Post: ***deputy to the head of the department of block of shares management***

Period: ***1999 - present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the director – chief of the sector of representatives of Corporate Management Department***

Period: ***1999 - 2000***
Organization: ***OJSC "Karachayevo -CherkesskElektrosvyaz"***
Post: ***member of the Board of directors***

Period: ***1999 - present time***
Organization: ***OJSC "Uralsvyazinform"***
Post: ***member of the Board of directors***

Period: ***1999 - 2000***
Organization: ***OJSC "Sviyazinform" of Penza oblast***
Post: ***member of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Elektrosvyaz" of Rostov oblast***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of Penza oblast***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Elektrosvyaz" of the Republic of Adygeas***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Elektrosvyaz" of Ulyanovsk oblast***
Post: ***member of the Board of directors***

Equity stake in authorized capital of the issuer: ***0.00061%***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Lyulin Vladimir Fedorovich
Year of birth: ***1938***

Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1999 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***General Director***

Period: ***1999 - 2003***
Organization: ***CJSC "Nizhegorodteleservice"***
Post: ***member of the Board of directors***

Period: ***1999 - 2003***
Organization: ***CJSC "Nizhegorodpromstroibank"***
Post: ***member of the Board of directors***

Period: ***1999 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***1999 - 2001***
Organization: ***CJSC "TeleRoss – Nizhny Novgorod"***
Post: ***member of the Board of directors***

Period: ***1999 - 2001***
Organization: ***All-Russia CJSC "Nizhegorodskaya Yarmarka"***
Post: ***member of the Board of directors***

Period: ***1999 - present time***
Organization: ***Non-government pension Fund "Doveriye"***
Post: ***Chairman of the Fund's council***

Period: ***1999 - 2003***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***member of the Board of directors***

Period: ***1999 - 2003***
Organization: ***CJSC "Transsviyaz"***
Post: ***member of the Board of directors***

Period: ***1999 - 2002***
Organization: ***CJSC "Ericsson sviyaz"***
Post: ***member of the Board of directors***

Period: ***1999 - present time***
Organization: ***CJSC "Sotel – Nizhny Novgorod"***
Post: ***member of the Board of directors***

Period: *1999 - 2003*
Organization: *CJSC Commercial bank "ONEXIM - VOLGA"*
Post: *member of the Bank's council*

Period: *1999 - 2004*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Management board*

Period: *2004 - present time*
Organization: *OJSC "VolgaTelecom"*
Post: *Chairman of the Management board*

Period: *1999 - 2004*
Organization: *CJSC "Nizhegorodskyi radiotelephone"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Ulyanovskelektrosviyaz"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Saratovelektrosviyaz"*
Post: *member of the Board of directors*

Period: *2001 - 2004*
Organization: *The union of manufacturers and consumers of communication equipment*
Post: *member of the Board of directors*

Period: *2001 - present time*
Organization: *Non-commercial partnership "The center of investigation of telecommunication development problems"*
Post: *member of the partnership council*

Period: *2001 - 2002*
Organization: *OJSC "Sviyazinform" of Samara oblast*
Post: *member of the Board of directors*

Period: *2002 - 2002*
Organization: *OJSC "Martelcom"*
Post: *member of the Board of directors*

Period: *2002 - 2002*
Organization: *OJSC "Elektrosvyaz" of Orenburg oblast*
Post: *member of the Board of directors*

Period: ***2002 - 2004***
Organization: ***OJSC "National payphone network"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***Chairman of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "Tatincom – T"***
Post: ***Chairman of the Board of directors***

Period: ***2003 - present time***
Organization: ***Autonomous non- commercial organization «Nizhny Novgorod Center of research of market environment and corporate relations"***
Post: ***member of the Center's Council***

Equity stake in the authorized capital of the issuer: ***0,14895%***
Stake of the issuer's ordinary shares: ***0,13603%***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Bobin Maxim Victorovich
Year of birth: ***1975***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1999 - 2000***
Organization: ***Moscow representation office of "NCH Advisors Inc."***
Post: ***lawyer***

Period: ***2000 – present time***
Organization: ***Moscow representation office of "NCH Advisors Inc."***
Post: ***legal department head***

Period: ***2001 - 2002***
Organization: ***Moscow state institute of international relations (University) of the Ministry of Foreign Affairs of Russian Federation***
Post: ***teacher at the chair of international law***

Period: ***2001 - 2003***
Organization: ***OJSC "Science and Production Association "Plastik"***
Post: ***member of the Board of directors***

Period: ***2001 - 2004***

Organization: ***OJSC "Abrasive factory "Ilyich"***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Organization: ***Association for the investors rights protection***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Degtyarev Valeryi Victorovich
Year of birth: ***1957***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1999 - 2000***
Organization: ***CJSC "Metrocom"***
Post: ***marketing and development department director***

Period: ***2000 - 2000***
Organization: ***CJSC "Comcor- TB."***
Post: ***the first deputy of General Director***

Period: ***2000 - 2001***
Organization: ***LLC "DTS"***
Post: ***deputy General Director***

Period: ***2001 - 2001***
Organization: ***CJSC "Company TransTeleCom"***
Post: ***adviser to president***

Period: ***2001 – present time***
Organization: ***CJSC "Professional Telecommunications"***
Post: ***general director***

Period: ***2004 – present time***

Organization: ***OJSC "Tetrasviyaz"***
Post: ***general director***

Period: ***2001 – present time***
Organization: ***CJSC "Professional Telecommunications"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***CJSC "Radiotel"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Dudchenko Vladimir Vladimirovich
Year of birth: ***1973***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***2001 - present time***
Organization: ***Moscow representation office of "NCH Advisors Inc."***
Post: ***analytical department head***

Period: ***1999 - 2001***
Organization: ***Moscow representation office of "NCH Advisors Inc."***
Post: ***consultant***

Period: ***2000 – present time***
Organization: ***OJSC "Vladimirenergo"***
Post: ***member of the Board of directors***

Period: ***2002 - 2004***
Organization: ***OJSC "Sviyaz" of Komi Republic***
Post: ***member of the Board of directors***

Period: ***2002 - present time***

Organization: ***OJSC "Dalsviyaz"***
Post: ***member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Kirovenergo"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***OJSC "Southern Telecom Company"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***OJSC "Uralsvyiazinform"***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Romskyi Georgyi Alexeevich
Year of birth: ***1956***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1999 - 2000***
Organization: ***OJSC "Saint-Petersburg long distance, international telephone"***
Post: ***technical director***

Period: ***2000 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the General Director***

Period: ***2000 - present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***member of the Management board***

Period: ***2001 - 2002***
Organization: ***OJSC "Central telegraph"***
Post: ***member of the Board of directors***

Period: *2001 - present time*
Organization: *OJSC "Southern Telecom Company"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "MGTS"*
Post: *member of the Board of directors*

Period: *2001 - present time*
Organization: *OJSC "Giprosviayz"*
Post: *Chairman of the Board of directors*

Period: *2001 - 2001*
Organization: *OJSC "Uraltelecom"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Elektrosvyaz" of Kaliningrad oblast*
Post: *member of the Board of directors*

Period: *2002 - present time*
Organization: *CJSC "Globus – Telecom"*
Post: *member of the Board of directors*

Period: *2002 - 2003*
Organization: *OJSC "Sibirtelecom"*
Post: *Chairman of the Board of directors*

Period: *2003 – present time*
Organization: *OJSC "Sibirtelecom"*
Post: *member of the Board of directors*

Period: *2002 – 2003*
Organization: *CJSC "Mobitel"*
Post: *member of the Board of directors*

Period: *2003 - 2004*
Organization: *CJSC "Mobitel"*
Post: *Chairman of the Board of directors*

Period: *2003 - present time*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Board of directors*

Period: *2004 - present time*

Organization: ***OJSC "Rostelecom"***
Post: ***member of the Management board***

Period: ***2004 - present time***
Organization: ***OJSC "National payphone network"***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

- ***Savchenko Victor Dmitrievich***

Year of birth: ***1960***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1999 - 2001***
Organization: ***Ministry of Justice (Presidium of the Interrepublic Bar)***
Post: ***attorney***

Period: ***2002 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***director of the department of legal maintenance***

Period: ***2002 - 2002***
Organization: ***OJSC "Khantymansiyskokrtelecom"***
Post: ***member of the Board of directors***

Period: ***2002 - present time***
Organization: ***OJSC "Moscow city telephone network"***
Post: ***member of the Board of directors***

Period: ***2003 - 2003***
Organization: ***OJSC "CenterTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Central telegraph"***
Post: ***member of the Management board***

Period: ***2004 - present time***
Organization: ***LLC "South- Ural cellular telephone"***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Fedorov Oleg Romanovich
Year of birth: ***1968***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1999 - 1999***
Organization: ***CJSC "Moscow company of investments and innovations"***
Post: ***General Director***

Period: ***1999 - 2002***
Organization: ***SRO NAUFOR***
Post: ***member of the Management board***

Period: ***1999 – 2003***
Organization: ***Association for the investors rights protection***
Post: ***head of the group of independent directors with the Association***

Period: ***1999 - 2000***
Organization: ***SRO NAUFOR***
Post: ***head of the Department of the investors rights protection***

Period: ***2000 - 2002***
Organization: ***SRO NAUFOR***
Post: ***director of NAUFOR Consulting center***

Period: ***2000 - 2001***
Organization: ***SRO NAUFOR***
Post: ***head of the Department for infrastructure and competition at the share market***

Period: ***2002 - 2003***
Organization: ***OJSC "Kalugaenergo"***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Organization: ***Association for the investors rights protection***

Post: ***deputy to the executive director***

Period: ***2002 - 2003***
Organization: ***OJSC "Astrakhanenergo"***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Organization: ***OJSC "Kurskenergo"***
Post: ***member of the Board of directors***

Period: ***2002 - 2003***
Organization: ***OJSC "Sverdlovenergo"***
Post: ***member of the Board of directors***

Period: ***2002 – 2003***
Organization: ***OJSC "Omskenergo"***
Post: ***member of the Board of directors***

Period: ***2002 – 2004***
Organization: ***OJSC "Nizhnovenergo"***
Post: ***member of the Board of directors***

Period: ***2003 - 2004***
Organization: ***OJSC "Kubanenergo"***
Post: ***member of the Board of directors***

Period: ***2003 – present time***
Organization: ***CJSC "United Financial Group"***
Post: ***executive director of corporate finances sector***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***OJSC "Novosibirskenergo"***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Chernogorodskyi Sergey Valerievich
Year of birth: ***1977***

Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1999- 1999***
Organization: ***CJSC “Central Russian Universal Stock Exchange”***
Post: ***assistant to the executive President***

Period: ***1999 - 1999***
Organization: ***OJSC "Sviayzinvest"***
Post: ***leading expert of the sector of liquidity increase program of the Department of securities***

Period: ***1999 - 2000***
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief expert of the sector of liquidity increase program of the Department of securities***

Period: ***2000 - 2002***
Organization: ***OJSC "Sviayzinvest"***
Post: ***head of the sector for investor’s relations, development of shares secondary market of the securities Department***

Period: ***2000 - 2001***
Organization: ***OJSC "Elektrosvyaz" of Kaliningrad oblast***
Post: ***member of the Board of directors***

Period: ***2000 - 2001***
Organization: ***OJSC "Martelcom"***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Martelcom"***
Post: ***Chairman of the Board of directors***

Period: ***2002 - 2003***
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the director of the Department of securities***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "Uralsviyazinform"***
Post: ***member of the Board of directors***

Period: ***2003 - present time***
Organization: ***OJSC "Sviayzinvest"***

Post: ***director of the Department of stock capital***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Yurchenko Evgenyi Valerievich
Year of birth: ***1968***
Education: ***postsecondary education***

Posts held during the last 5 years:
Period: ***1999 - 2001***
Organization: ***CJSC Bank "MENATEP Saint-Petersburg"***
Post: ***branch manager***

Period: ***2001 - 2002***
Organization: ***OJSC Bank "MENATEP Saint-Petersburg"***
Post: ***head of the regional center "South-West", vice-president***

Period: ***2002 - 2002***
Organization: ***OJSC Bank "MENATEP Saint-Petersburg"***
Post: ***member of the Management board***

Period: ***2002 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the General Director***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***Chairman of the Board of directors***

Period: ***2003 – 2004***
Organization: ***OJSC "Sibirtelecom"***
Post: ***member of the Board of directors***

Period: ***2004 – present time***
Organization: ***OJSC "Sibirtelecom"***
Post: ***Chairman of the Board of directors***

Period: ***2003 – present time***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: *2003 – 2004*
Organization: *OJSC "Giprosviayz"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *OJSC "Sviayzinvest"*
Post: *member of the Management board*

Period: *2003 – 2004*
Organization: *OJSC "Dalsviyaz"*
Post: *member of the Board of directors*

Period: *2004 – present time*
Organization: *OJSC "Dalsviyaz"*
Post: *Chairman of the Board of directors*

Period: *2003 - 2003*
Organization: *OJSC "RTK – Leasing"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *OJSC "RTKomm.RU"*
Post: *member of the Board of directors*

Period: *2003 - 2004*
Organization: *CJSC "RusLeasingSviayz"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *CJSC "RTK – Invest"*
Post: *Chairman of the Board of directors*

Period: *2003 - present time*
Organization: *Non-government pension fund "Telecom - Soyuz"*
Post: *member of the fund's council*

Period: *2003 – present time*
Organization: *OJSC JSCB "Sviyaz – Bank"*
Post: *member of the Board of directors*

Period: *2004 - present time*
Organization: *OJSC "CenterTelecom"*
Post: *member of the Board of directors*

Period: *2004 - present time*
Organization: *OJSC "Central Telegraph"*

Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***CJSC "Registrator- Sviyaz"***
Post: ***member of the Board of directors***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Single and collegial bodies of the issuer's management.

Single executive body, and also members of collegial executive body of the issuer:

The issuer's single executive body: ***Lyulin Vladimir Fedorovich***
Lyulin Vladimir Fedorovich
Year of birth: ***1938***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***General Director***

Period: ***1999 - 2003***
Organization: ***CJSC "Nizhegorodteleservice"***
Post: ***member of the Board of directors***

Period: ***1999 – 2003***
Organization: ***CJSC "Nizhegorodpromstroibank"***
Post: ***member of the Board of directors***

Period: ***1999 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Board of directors***

Period: ***1999 - 2001***
Organization: ***CJSC "TeleRoss – Nizhny Novgorod"***
Post: ***member of the Board of directors***

Period: ***1999 - 2001***
Organization: ***All-Russia CJSC "Nizhegorodskaya Yarmarka"***
Post: ***member of the Board of directors***

Period: *1999 – present time*
Organization: *Non-government pension Fund "Doveriye"*
Post: *Chairman of the Fund's council*

Period: *1999 – 2003*
Organization: *CJSC "Nizhny Novgorod cellular communication"*
Post: *member of the Board of directors*

Period: *1999 - 2003*
Organization: *CJSC "Transsviyaz"*
Post: *member of the Board of directors*

Period: *1999 - 2002*
Organization: *CJSC "Ericsson sviyaz"*
Post: *member of the Board of directors*

Period: *1999 – present time*
Organization: *CJSC "Sotel – Nizhny Novgorod"*
Post: *member of the Board of directors*

Period: *1999 - 2003*
Organization: *CJSC Commercial bank "ONEXIM - VOLGA"*
Post: *member of the Bank's council*

Period: *1999 - 2004*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Management board*

Period: *2004 - present time*
Organization: *OJSC "VolgaTelecom"*
Post: *chairman of the Management board*

Period: *1999 - 2004*
Organization: *CJSC "Nizhegorodskyi radiotelephone"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Ulyanovskelektrosviyaz"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Saratovelektrosviyaz"*
Post: *member of the Board of directors*

Period: *2001 – 2004*
Organization: ***The union of manufacturers and consumers of communication equipment***
Post: ***member of the Board of directors***

Period: *2001 – present time*
Organization: ***Non-commercial partnership "The center of research of telecommunication development problems"***
Post: ***member of the partnership council***

Period: *2001 - 2002*
Organization: ***OJSC "Sviyazinform" of Samara oblast***
Post: ***member of the Board of directors***

Period: *2002 - 2002*
Organization: ***OJSC "Martelcom"***
Post: ***member of the Board of directors***

Period: *2002 - 2002*
Organization: ***OJSC "Elektrosvyaz" of Orenburg oblast***
Post: ***member of the Board of directors***

Period: *2002 – 2004*
Organization: ***OJSC "National payphone network"***
Post: ***member of the Board of directors***

Period: *2003 - present time*
Organization: ***CJSC "Nizhny Novgorod cellular communication"***
Post: ***Chairman of the Board of directors***

Period: *2003 – present time*
Organization: ***OJSC "Tatincom – T"***
Post: ***Chairman of the Board of directors***

Period: *2003 – present time*
Organization: ***Autonomous non-commercial organization "Nizhny Novgorod Center of research of market environment and corporate relations"***
Post: ***member of the Center's Council***

Equity stake in the authorized capital of the issuer: ***0.14895%***
Stake of the issuer's ordinary shares: ***0,13603%***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Vystorop Vasilyi Petrovich

Year of birth: ***1949***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 1999***
Organization: ***military unit 41635 of Moscow military district, Nizhny Novgorod***
Post: ***chief of army telecommunications forces***

Period: ***1999 - 2000***
Organization: ***OJSC "VolgaTelecom"***
Post: ***chief of mobilization preparation and emergency situations department***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2000 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the authorized capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Grigorieva Lyubov Ivanovna
Year of birth: ***1953***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2002***
Organization: ***LLC "First independent registrar"***
Post: ***Chairman of the board of directors***

Period: ***1999 - 2001***
Organization: ***OJSC "Nizhny Novgorod regional center "Myza"***
Post: ***member of the Board of directors***

Period: ***1999 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***1999 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: *1999 - 2003*
Organization: *OJSC "VolgaTelecom"*
Post: *member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Kirovelektrosviyaz"*
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "UdmurtTelecom"*
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *CJSC "RusLeasingSviyaz"*
Post: *Member of the Board of directors*

Period: *2001 - 2002*
Organization: *OJSC "Sviyazinform" of Penza oblast*
Post: *Member of the Board of directors*

Period: *2002 – 2003*
Organization: *LLC "The First independent registrar"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *CJSC "Nizhny Novgorod cellular communication"*
Post: *member of the Board of directors*

Period: *2003 - present time*
Organization: *CJSC "Orenburg - GSM"*
Post: *Chairman of the Board of directors*

Period: *2003 - present time*
Organization: *CJSC "Saratov Mobile"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *OJSC "Tatincom – T"*
Post: *member of the Board of directors*

Period: *2004 – present time*
Organization: *CJSC "Public telephone Saratov"*
Post: *member of the Board of directors*

Period: *2004 – present time*
Organization: *CSJC "Digital networks of Udmurtiya - 900"*
Post: *member of the Board of directors*

Period: *2004 – present time*
Organization: *OJSC "IK “Omrix"*
Post: *member of the Board of directors*

Period: *2004 – present time*
Organization: *CJSC "Ulyanovsk GSM"*
Post: *member of the Board of directors*

Equity stake in the authorized capital of the issuer: ***0.00015%***
Stake of the issuer’s ordinary shares: ***0,00015%***
Stake in affiliated/controlled companies of the issuer: ***none***
Stake of ordinary shares in affiliated/controlled companies of the issuer: ***none***

Dyakonov Mikhail Vasilievich
Year of birth: ***1954***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 1999***
Organization: ***LLC "Sviyazstroykom"***
Post: ***director, technical director***

Period: ***1999 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***1999 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of the Republic of Mordoviya***
Post: ***member of the Board of directors***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of the Chuvashiya republic***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Evdokimov Oleg Lvovich
Year of birth: ***1963***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2000***
Organization: ***OJSC "VolgaTelecom"***
Post: ***leading engineer***

Period: ***2000 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director (new and information technologies)***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2003 – 2004***
Organization: ***CJSC "Nizhegorodteleservice"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***CJSC "Nizhegorodteleservice"***
Post: ***chairman of the Board of directors***

Period: ***2004 - present time***
Organization: ***CJSC "IKS "Omrix"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***0.00016%***
Stake of the issuer's ordinary shares: ***0,00007%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Elkin Sergey Leonidovich
Year of birth: ***1949***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2001***
Organization: ***OJSC "UdmurtTelecom"***
Post: ***member of the Management board***

Period: ***1999 - 2001***
Organization: ***OJSC "UdmurtTelecom"***
Post: ***first deputy to the General Director***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of Samara oblast***
Post: ***Chairman of the Management board***

Period: ***2001 - 2002***
Organization: ***OJSC "Sviyazinform" of Samara oblast***
Post: ***General Director***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director – director of "Samaraelektrosviyaz" branch***

Period: ***2002 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director – director of Samara branch***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***0,04756%***
Stake of the issuer's ordinary shares: ***0,04228%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Kirillov Alexander Ivanovich
Year of birth: ***1956***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 – present time***
Organization: ***CJSC "Pulse - Radio – Yoshkar-Ola"***
Post: ***Chairman of the Board of directors***

Period: ***1999 – present time***
Organization: ***CJSC "Pulse - Radio"***
Post: ***Chairman of the Board of directors***

Period: ***1999 - 2002***
Organization: ***OJSC "Martelcom" of Maryi El Republic***
Post: ***General Director***

Period: ***2002 – 2004***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director - director of the branch in Maryi El Republic***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director – director of "Martelcom" branch of Maryi El Republic***

Period: ***2004 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***first deputy to the General Director -- technical director***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***0.06681%***
Stake of the issuer's ordinary shares: *0,065687%*
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Korolkov Oleg Animpadistovich
Year of birth: ***1941***
Education: ***higher education***

Posts held during the last 5 years:

Period: *1999 – present time*
Organization: ***CJSC "Saratov system of cellular communication"***
Post: ***member of the Board of directors***

Period: ***1999 - 2002***
Organization: ***OJSC "Saratovelektrosviyaz"***
Post: ***General Director***

Period: ***1999 - present time***
Organization: ***CJSC "Public Telephone Saratov"***
Post: ***Chairman of the Board of directors, member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director – director of "Saratovelektrosviyaz" branch***

Period: ***2002 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director – director of Saratov branch***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***0.10259%***
Stake of the issuer's ordinary shares: ***0,09269%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Kormilitsyna Lyudmila Alexeevna
Year of birth: ***1955***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 1999***
Organization: ***OJSC "Yamalelektrosviyaz"***
Post: ***member of the Board of directors***

Period: ***1999 - 2000***
Organization: ***OJSC "Rostovelektrosviyaz"***

Post: ***member of the Board of directors***

Period: ***1999 - 2000***
Organization: ***OJSC "Rostelecom"***
Post: ***member of the Board of directors***

Period: ***1999 - 1999***
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief expert of communication service***

Period: ***1999 - 2001***
Organization: ***OJSC "Sviayzinvest»***
Post: ***head of sector of communication Department***

Period: ***1999 - 2002***
Organization: ***OJSC "Yamalelektrosviyaz"***
Post: ***Chairwoman of the Board of directors***

Period: ***2000 - 2002***
Organization: ***OJSC "Sviyazinform" of Penza oblast***
Post: ***Chairwoman of the Board of directors***

Period: ***2001 - present time***
Organization: ***OJSC "Sviayzinvest»***
Post: ***deputy to the director of communication Department***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2003 - 2003***
Organization: ***OJSC "Southern Telecom Company"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Petrov Mikhail Victorovich
Year of birth: ***1973***
Education: ***higher***

Posts held during the last 5 years:

Period: *1999 - 1999*
Organization: *CJSC "Saratov-Mobile"*
Post: *Technical director*

Period: *1999 - 2001*
Organization: *CJSC "Saratov-Mobile"*
Post: *General Director*

Period: *2001 – present time*
Organization: *CJSC "Nizhny Novgorod Cellular Communication"*
Post: *General Director*

Period: *2003 – present time*
Organization: *CJSC "Nizhny Novgorod Cellular Communication"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *CJSC "Nizhny Novgorod Cellular Communication"*
Post: *chairman of the Management board*

Period: *2003 – present time*
Organization: *CJSC "Orenburg GSM"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *CJSC "Ulyanovsk GSM"*
Post: *chairman of the Board directors*

Period: *2003 – present time*
Organization: *OJSC "Tatincom - T"*
Post: *member of the Board of directors*

Period: *2003 – present time*
Organization: *CJSC "Saratov Mobile"*
Post: *member of the Board of directors*

Period: *2004 – 2004*
Organization: *LLC «Udmurtskie Cellular Networks – 450"*
Post: *member of the Board of directors*

Period: *2004 – present time*

Organization: OJSC *"VolgaTelecom"*
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Popkov Nikolai Ivanovich
Year of birth: *1973*
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2000***
Organization: ***OJSC "Razvitie"***
Post: ***Chief accountant***

Period: ***2000 - 2001***
Organization: ***OJSC "VolgaTelecom"***
Post: ***lead accountant of general accounting department***

Period: ***2001 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the chief accountant of general accounting department***

Period ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***first deputy to the chief accountant***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***Chief accountant of General Directorate***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Shchukina Elvira Konstantinovna
Year of birth: ***1954***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 1999***
Organization: ***Administration of the city of Nizhny Novgorod***
Post: ***head of legal department of administration of the city of Nizhny Novgorod***

Period: ***1999 - 1999***
Organization: ***CJSC Company "Nizhegorodskaya real estate"***
Post: ***deputy to the director***

Period: ***1999 - 2001***
Organization: ***State Unitary Enterprise of Nizhny Novgorod oblast «Nizhtekhinventarizatsiya"***
Post: ***head of legal department***

Period: ***2001 - 2002***
Organization: ***State Unitary Enterprise of Nizhny Novgorod oblast «Nizhtekhinventarizatsiya"***
Post: ***head of the sector of legal provision***

Period: ***2002 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***head of legal sector***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***director of legal department***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Sipatova Taisiya Mikhailovna
Year of birth: ***1954***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2001***
Organization: ***Department of finances of the Administration of Nizhny Novgorod oblast***
Post: ***first deputy to the Department director***

Period: ***2001 - 2002***
Organization: ***Department of finances of the Administration of Nizhny Novgorod oblast***
Post: ***acting as director of the Department of finances***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***head of treasury***

Period: ***2002 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***first deputy to the General Director (economics and finances)***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2003 – 2004***
Organization: ***CJSC Joint Stock Commercial Bank "C - Bank"***
Post: ***member of the Board of directors***

Period: ***2004 - present time***
Organization: ***CJSC Joint Stock Commercial Bank "C - Bank"***
Post: ***chairman of the Board of directors***

Period: ***2004 - present time***
Organization: ***CJSC "Nizhny Novgorod Cellular Communication"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

Sklyarov Ivan Petrovich
Year of birth: ***1948***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2001***
Organization: ***Administration of Nizhny Novgorod oblast***
Post: ***The Governor of Nizhny Novgorod oblast***

Period: ***2001 - 2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the General Director for marketing (commercial director)***

Period: ***2003 - present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***member of the Management board***

Period: ***2004 –present time***
Organization: ***OJSC «Factory in the name of G.I.Petrovskyi"***
Post: ***member of the board of directors***

Equity stake in the issuer's charter capital: ***0.00103%***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/ dependent companies of the issuer: ***none***

5.3. Data on the size of remuneration, benefits and/or compensation of expenses for each management body of the issuer

THE COMPANY'S GENERAL DIRECTOR

Criteria of determination and the size of remuneration of the Company's General Director are stipulated by the terms and conditions of the Labor contract approved by the Board of directors (Minutes № 2 of April 10, 2003).

THE COMPANY'S BOARD OF DIRECTORS

The amount of income of all members of the Board of directors for 2003: ***22 149 719 rubles***

The remuneration of the members of the Board of directors for 2003 is defined in accordance with the Provision on the Board of directors and amounts to 13 394 545 rubles. The members of the

Board of directors who are the staff members of OJSC "VolgaTelecom", received in 2003 the salary in the amount of 3 119 547 rubles according to the staff schedule, and also bonuses in the amount of 3 038 828 rubles and other income from the issuer in the amount of 2 596 799 rubles.

Members of the Company's Board of directors, during the period of their duties execution, are paid remuneration and compensations of expenses related to their execution of functions of the Board of directors members.

The remuneration to the members of the Board of directors consists of the quarterly and annual ones.

Quarterly remuneration to each member of the Board of directors is established in the amount of 200 000 rubles.

For the Chairman of the Board of directors the remuneration is fixed with coefficient of 1.5.

Quarterly remuneration of a member of the Board of directors is decreased by:

30% - in case of his (her) presence at less than half of sessions of the Board of directors held in the form of joint attendance;

100% - if he (she) participated in less than half of all held sessions of the Board of directors

For the quarter, in which the re-election of the Board of directors occurred, the remuneration to a member of the Board of directors is paid proportionally to the time worked in this quarter.

Annual remuneration for the entire structure of the Company's Board of directors is established as the sum of deductions according to norms (percent):

- of EBITDA of the Company by IAS accounting statement data for the report year;
- of the Company's net profit by the results of the report year, allocated to the payment of dividends.

Annual remuneration is distributed among all members of the Board of directors in equal shares. Annual remuneration of a member of the Boar d of directors is decreased by 50% in case of his (her) participation in less than half of all Board of directors sessions held during the period of his/her term of office.

Norms (percent) of deductions for the calculation of annual remuneration are defined by the resolution of the shareholders general meeting, electing the specified structure of the Board of directors.

Annual remuneration to a member of the Board of directors is paid not later than 3 months after the termination of the term of office of the specified Board of directors' structure.

The Board of directors members who are the members of the Company's Board of directors committee, are paid an increment to quarterly remuneration, connected with performance by them of their functions of the Board of directors committees members, in the amount of 40 000 rubles (for the participation in each Committee), and the Board of directors' member may not be in more than two Board of directors' committees simultaneously.

For the Chairman of a committee of the Board of directors the specified increment is established with coefficient of 1,25.

The Board of directors' members are entitled to participate in option programs, carried out by the Company.

According to the resolution of the annual general meeting of shareholders of June 22, 2004, (minutes №4), the following norms (percent) of deductions are approved for calculating annual remuneration to the Board of directors' members, elected at the specified annual general meeting of shareholders:

- in the amount of 0,14% of EBITDA by IAS accounting statement data for 2004;
- in the amount of 0,22% of the Company's net profit for 2004 allocated to the payment of dividends

The amount of income of all members of the Management board for 2003: ***37 212 084 rubles***

The income of Management board members in 2003 is formed by their income as staff members of OJSC "VolgaTelecom", including the salary in the amount of 12 488 180 rubles according to the staff schedule, bonuses in the amount of 10 161 771 rubles, compensation of expenses in the amount of 225 060 rubles and other income from the issuer in the amount of 3 879 693 rubles and also by the remuneration, defined in accordance with the Provision on the Management board, in the amount of 10 497 380 rubles.

The members of the Company's Management board during the period of their duties execution are paid remuneration and compensations of expenses related to their execution of the functions of the members of the Management board.

The size and the procedure of payment of remuneration and also its distribution among the Management board members are defined by the resolution of the Company's Board of directors.

The Management board members are entitled to participate in option programs, carried out by the Company.

The data on income of persons being members of several management bodies of the issuer are provided in the data on collegiate management body – the company's Board of directors.

5.4. Data on the structure and scope of competence of the bodies controlling the issuer's financial-economic activity

For the purpose of control over OJSC "VolgaTelecom" financial and economic activity, the Auditing committee, structural subdivision - Department of internal audit, performing the functions of internal control, are created and also the independent auditor is involved.

Auditing committee – is the Company's independent body of control, elected at the annual shareholders meeting for the period till the next annual general shareholders meeting, and consisting of 5 persons. *(Article 17 of the Charter)*

Powers of separate members or of the Auditing committee can be terminated early by a resolution of the general meeting of shareholders. In case of the early termination of office of Auditing committee members, the authority of the new Auditing committee shall be effective till the next annual general meeting of shareholders.

In a case when the quantity of members of the Auditing committee decreases to less than half of elected members of the Auditing committee, the Board of directors is obliged to convoke an extraordinary general meeting of shareholders for the election of a new Auditing committee. The remaining members of the Auditing committee carry out the functions till election of a new Auditing committee at the extraordinary general meeting of shareholders.

The competence of the Auditing committee comprises the following issues:

- Checking of reliability of the data contained in reports and other financial documents of the Company;
- Revealing the facts of infringement of procedures of book keeping and presenting the financial reporting established by legal acts of the Russian Federation;
- Checking observance of legal norms at calculation and payment of taxes;
- Revealing the facts of infringement of legal acts of the Russian Federation according to which the Company carries out its financial and economic activity;
- Consideration of expediency of financial and economic operations of the Company.

Checking (audit) of financial and economic activity of the Company by the Auditing committee is carried out by the results of the Company's activity for a year.

Checking (audit) of financial and economic activity of the Company is carried out also at any time:

- on the initiative of the Auditing committee of the Company;
- by the resolution adopted by the general meeting of shareholders of the Company;
- by the decision of the Board of directors of the Company;
- at the request the shareholder (shareholders) of the Company, owning in aggregate at least 10 percent of the Company's voting shares on all issues of the competence of the general meeting of shareholders as of the date of presentation of the request.

At the request of the Auditing committee, the persons occupying posts in the Company's management bodies are obliged to present documents on financial and economic activity of the Company.

The procedure of activity of the Auditing committee, and also the size and the procedure of payment of remuneration to the Auditing committee members are defined by the Provision on the Auditing committee of the Company, approved by the general meeting of shareholders.

In order to secure permanent internal control over all economic operations in the Company, there is a special structural subdivision, created in the Company, which is not dependent on the executive bodies of the Company - Department of internal audit, the activity of which is directly controlled by the Board of directors of the Company.

The functions of the specified structural subdivision, the procedure of its activity, the procedure of appointment of the employees, requirements to them are defined by an internal document approved by the Board of directors of the Company.

For checking and confirming the correctness of the annual financial reporting, OJSC "VOLGATELECOM" annually employs a professional auditor. For 2004 the general meeting of shareholders approved CJSC "ERNST AND YOUNG VNESHAUDIT" as the Company's auditor. The terms and conditions of the contract concluded with the auditor, including the size of payment for its services, are approved by the Board of directors of the Company.

Audit of the Company's activity is carried out at any time upon the request of shareholders whose aggregate share in the charter capital is at least 10 percent. Shareholders - initiators of audit submit a written request to the Board of directors which should contain the cause of request, the name (names) of shareholders, quantity and category (type) of shares belonging to them, the signature of the shareholder or of his/her authorized representative. If the request is signed by the authorized representative, the power of attorney should be attached to it.

5.5. Information about the persons making up the structure of bodies controlling the issuer's financial-economic activity

Auditing committee consists of 5 persons:

Belyaev Konstantin Vladimirovich
Year of birth: ***1968***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2001***
Organization: ***OJSC "Artelecom"***
Post: ***chief accountant***

Period: ***2001 – present time***

Organization: ***OJSC "Sviayzinvest"***
Post: ***chief accountant***

Period: ***2002 - 2002***
Organization: ***OJSC "Yartelecom"***
Post: ***member of the Board of directors***

Period: ***2002 - 2002***
Organization: ***OJSC "Artelecom"***
Post: ***member of the Board of directors***

Period: ***2003 – 2003***
Organization: ***OJSC Joint Stock Commercial Bank "Sviyaz-Bank"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Alekhin Sergey Imanovich
Year of birth: *1977*
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 1999***
Organization: ***LLC "KRAFT"***
Post: ***chief accountant***

Period: ***1999 - 2000***
Organization: ***Joint-stock company of closed type Science-Production Enterprise "Energoresource"***
Post: ***chief accountant***

Period: ***2000 - 2000***
Organization: ***LLC "Avista"***
Post: ***chief accountant***

Period: ***2000 - 2000***
Organization: ***CJSC "Editorial office of magazine "Chief accountant"***
Post: ***editor-expert***

Period: *2000 –2003*
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief expert of internal audit section of the Department of internal audit and economic analysis***

Period: ***2003 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief expert of the section of internal audit of dependent companies of OJSC "Sviayzinvest" of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Degtyareva Elena Petrovna
Year of birth: *1964*
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2000***
Organization: ***OJSC "Giprosviayz"***
Post: ***expert of II category***

Period: ***2000 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***leading expert of communication department***

Period: ***2003 –2004***
Organization: ***OJSC "Stavtelecom after V.I. Kuzminov"***
Post: ***member of the Board of directors***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Tikhonov Sergey Vladimirovich
Year of birth: *1973*
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 1999***
Organization: ***State tax service of Yaroslavl city***
Post: ***tax inspector of 1st rank***

Period: ***1999 - 2000***
Organization: ***OJSC "Yaroslavsl's tyre works"***
Post: ***accountant of 2nd category***

Period: ***2000 - 2000***
Organization: ***OJSC "Yaroslavrezinotekhnika"***
Post: ***deputy to the head of financial service***

Period: ***2000 - 2000***
Organization: ***department of finances of the City executive board of Yaroslavl city***
Post: ***chief expert***

Period: ***2000 - 2001***
Organization: ***LLC "Most-Agro"***
Post: ***chief accountant***

Period: ***2001 - 2003***
Organization: ***CJSC "Unicon", Moscow city***
Post: ***chief expert of the department of audit services***

Period: ***2003 - present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief expert of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Frolov Kirill Victorovich

Year of birth: *1977*
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2000***
Organization: ***LLC "Dubrovki"***
Post: ***chief accountant***

Period: ***2000 - 2001***
Organization: ***LLC Joint-stock fund "A-HOLD"***
Post: ***auditor***

Period: ***2001 - 2003***
Organization: ***OJSC "Sviayzinvest"***
Post: ***chief expert of internal audit section of the Department of internal audit and economic analysis***

Period: ***2003 – present time***
Organization: ***OJSC "Sviayzinvest"***
Post: ***deputy to the director of the Department – the head of the section of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

As of 01.01.2005 the Department of internal audit with the General directorate of OJSC "VolgaTelecom" consists of 6 persons:

Feklin Alexander Vasilievich
Year of birth: *1947*
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2003***
Organization: ***OJSC "VolgaTelecom"***
Post: ***head of audit section***

Period: *2003 – present time*
Organization: ***OJSC "VolgaTelecom"***
Post: ***deputy to the director of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***0,000009%***
Stake of the issuer's ordinary shares: ***0,000009%***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Tsyrkov Vladimir Alexandrovich
Year of birth: ***1952***
Education: ***higher education***

Post held during the last 5 years:
Period: ***1999 - 2002***
Organization: ***solo trader***
Post:

Period: ***2002 – 2003***
Organization: ***LLC "F1-Group"***
Post: ***auditor***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***main specialist of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Ablyasov Vladimir Pavlovich
Year of birth: ***1967***
Education: ***higher education***

Post held during the last 5 years:
Period: ***1999 - 2002***
Organization: ***Inspection of Taxation Ministry for Avtozavodskyi district of Nizhny Novgorod city***
Post: ***tax inspector of 2-nd rank***

Period: ***03.2002 – 07.2002***
Organization: ***OJSC "VolgaTelecom"***
Post: ***inspector-auditor of audit section***

Period: ***07.2002 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***main specialist of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Ivashova Lyudmila Alexandrovna
Year of birth: ***1959***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2000***
Organization: ***LLC "Inko-Lanns"***
Post: ***deputy to the director***

Period: ***2000 – 03.2004***
Organization: ***OJSC "Gorky Railroad"***
Post: ***chief accountant of general service department***

Period: ***03.2004 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***main specialist of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Ilyina Nataliya Vladimirovna
Year of birth: ***1969***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2003***

Organization: ***OJSC "VolgaTelecom"***
Post: ***top specialist in taxes***

Period: ***2003 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***top specialist of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

Bryksina Olga Vyacheslavovna
Year of birth: ***1969***
Education: ***higher education***

Posts held during the last 5 years:
Period: ***1999 - 2000***
Organization: ***LLC "Tekhnos-M"***
Post: ***accountant***

Period: ***2000 – 2002***
Organization: ***LLC "Konfid-Audit"***
Post: ***guidance counselor***

Period: ***2002 – 2003***
Organization: ***LLC "Nizhegorodgazaudit"***
Post: ***office manager – assistant to an auditor***

Period: ***2003 – 2004***
Organization: ***LLC "Audit Company "Umita"***
Post: ***chief accountant***

Period: ***06.2004 – present time***
Organization: ***OJSC "VolgaTelecom"***
Post: ***specialist of 1-st category of the Department of internal audit***

Equity stake in the charter capital of the issuer: ***none***
Stake of the issuer's ordinary shares: ***none***
Stake in affiliated/dependent companies of the issuer: ***none***
Stake of ordinary shares in affiliated/dependent companies of the issuer: ***none***

5.6. Data on the size of remuneration, benefits and/or compensation of expenses for the body controlling the issuer's financial-economic activity

The amount of income of all members of the auditing committee for 2003: ***2 331 054 rubles***

The payments to the members of the Auditing committee in 2003 consist of remuneration, defined in accordance with the Provision on the Auditing committee in the amount of 1 888 310 rubles and of the income of issuer's staff member – Feklin A.V.

For the Auditing committee's work (including for holding sessions of the Auditing committee and for the time of carrying out audits) the Company provides buildings equipped with office appliances (telephones, faxes, computers, printers and other office appliances at the reasonable request of the Auditing committee's chairman). The buildings provided should be located so that they made no hindrances in the Auditing committee's work.

The Company at its own expense provides the Auditing committee with stationery and other expendable materials in the amount necessary for the Auditing committee's activity.

The members of the Auditing committee are compensated all confirmed expenses related to their execution of their duties of the members of the Auditing committee.

The members of the Auditing committee in the period of their execution of their duties are paid quarterly remuneration in the amount of 150 000 rubles to each of them.

The quarterly remuneration for the Auditing committee chairman is established with coefficient 1,3.

The remuneration of the Auditing committee member for the quarter, in which the re-election of the Auditing committee occurred, is paid proportionally to the time worked in the quarter.

The amount of income of the employees of the Department of internal audit for 2003: ***518 288 rubles.***

The income of the employees of the Department of internal audit consists of their income as staff employees of OJSC "VolgaTelecom", including salary in the amount of 356 984 rubles in accordance with staffing table, bonuses in the amount of 146 282 rubles and other income from the issue in the amount of 15 022 rubles. Feklin A.V. - the employee of the Department of internal audit is also a member of the issuer's Auditing committee and his income is reflected in the payments to the members of the Auditing committee.

5.7. Data on the numbers and generalized data on education and composition of the issuer's employees (workers), and also the data on the change of the numbers of the issuer's employees (workers)

In the specified report period the information is not provided.

5.8. Data on any liabilities of the issuer to the employees (workers) related to their opportunities to participate in the issuer's Charter capital (share fund)

The issuer has no liabilities to the employees (workers) related to their opportunity to participate in the issuer's charter capital.

VI. Data on the issuer's participants (stockholders) and on related party transactions made by the issuer

6.1. Data on the total number of the issuer's stockholders (participants)

Total number of the issuer's shareholders (participants) as of the date of the end of the report quarter: ***30 591.***

Out of them ***33*** are nominee shareholders.

6.2. Data on the issuer's participants (stockholders) possessing at least 5% of the issuer's Charter capital (share fund) or at least 5% of the issuer's common stock, and also the data on participants (stockholders) of such entities, possessing at least 20% of the Charter capital (share fund) or at least 20% of their common stock

1. Full and abbreviated names:

Open Joint Stock Company "Investment company of communication"

OJSC "Sviayzinvest"

Location: ***119121, Moscow, Pluyshchikha str., 55, bld. 2***

Taxpayer Identification Number: ***7710158355***

The size of the issuer's participant (shareholder) stake in the issuer's charter capital: ***38,0035%***

The size of the stake of the issuer's common stock: ***50,6704%***

Shareholders (participants) possessing at least 20% of the charter capital or at least 20% of ordinary shares of the issuer's shareholder (participant):

1.1. Full and abbreviated names:

Ministry of property relations of Russian Federation

Ministry of RF property

Location: ***Russian Federation, 103685, Moscow, Nikolskyi pereulok, 9***

Taxpayer Identification Number: ***7710144747***

Size of share in the charter capital of the issuer's shareholder (participant):***50%+1 share***

The size of the stake of ordinary shares with the shareholder (participant) of the issuer: ***50%+1 share***

The size of the stake in the issuer's charter capital: ***none***

The size of the stake of the issuer's ordinary shares: ***none***

1.2. Full and abbreviated names:
Mustcom Limited
Location: ***3 Themistoklis Dervis Street CY – 1066 Nicosia, Cyprus***
Size of share in the charter capital of the issuer's shareholder (participant): ***25%+1 share***
The size of the stake of ordinary shares with the shareholder (participant) of the issuer:
25%+1 share
The size of the stake in the issuer's charter capital: ***none***
The size of the stake of the issuer's ordinary shares: ***none***

1.3. Full and abbreviated names:
Russian Federation represented by Federal Agency for management and control of federal property
Rus.Property
Location: ***Russian Federation, 103685, Moscow, Nikolskyi pereulok, 9***
Taxpayer Identification Number: *7710542402*
Size of share in the charter capital of the issuer's shareholder (participant):***25%-2 shares***
The size of the stake of ordinary shares with the shareholder (participant) of the issuer:
25%-2 shares
The size of the stake in the issuer's charter capital: ***none***
The size of the stake of the issuer's ordinary shares: ***none***

2. Full and abbreviated names:
(nominee shareholder)
"ING BANK (Eurasia) CJSC" (CLOSED JOINT STOCK COMPANY)
Location: ***123022, Moscow, Krasnaya Presnya str., bld. 31***
The size of the stake of the issuer's participant (shareholder) in the issuer's charter capital: ***17,644%***
The size of the stake of the issuer's ordinary shares: ***20,436%***

3. Full and abbreviated names:
(nominee shareholder)
Closed Joint Stock Company "Depositary – Clearing Company"
Location: ***115162, Moscow, Shabolovka str., 31, structure Б***
The size of the stake of the issuer's participant (shareholder) in the issuer's charter capital: ***8.876%***
The size of the stake of the issuer's ordinary shares: ***4,803%***

4. Full and abbreviated names:
(nominee shareholder)
Commercial bank «JP Morgan Bank International" (Limited Liability Company)
Location:
113054, Moscow, Paveletskaya square, bld.1
The size of the stake of the issuer's participant (shareholder) in the issuer's charter capital: ***5,185%***
The size of the stake of the issuer's ordinary shares: ***5,144%***

6.3. Data on participation of the state or municipal organization in the issuer's Charter capital (share fund), availability of special right ("golden share")

The size of the stake of the issuer's charter capital being in state (**federal**) property:

0,6004232 %

Full brand name:

Specialized government agency with the Russian Federation government "Russian Fund of Federal property"

Location: ***119049, Moscow, Leninskyi avenue, 9***

The size of the stake of the issuer's charter capital being in state ***(RF subjects)*** property:

0,0000015 %

Full brand name:

State unitary enterprise of Nizhny Novgorod oblast
Regional agency of promotion to investments

Location:

603086, Nizhny Novgorod city, Sovnarkomovskaya str., 13

The availability of the special right for participation of Russian Federation, of Russian Federation subjects, of municipal organizations in managing the issuer – joint stock company (of "golden share"):

Is not stipulated.

6.4. Data on limitations for participation in the issuer's Charter (reserve) capital (share fund)

In the issuer's Charter there are no limitations of the number of shares belonging to one shareholder and/or of their total face value, and/or of maximum number of votes provided to one shareholder.

There are no limitations of the stake of participation of foreign persons in the issuer's charter capital.

6.5. Data on changes in the structure and scope of participation of the issuer's stockholders (participants) possessing at least 5% of the issuer's Charter capital (share fund) or at least 5% of the issuer's common stock

On June 22, 1999 annual general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – April 26, 1999.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated name	Stake in the Company's charter	Stake of the Company's ordinary

		capital, %	shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO"	23,7%	22,9%

On June 28, 2000 annual general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 1, 2000.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO" –	18,3%	20,9%
	nominee shareholder : RED HAND INVESTMENTS LIMITED	8,4%	11,2%
3.	Closed Joint Stock Company "Brunswick Warburg Nominees" -	5,5%	1,3%
	nominee shareholder: Fenway Services Limited	5,2%	0,9%
4.	ING BANK (EURASIA) CJSC – ING DEPOSITORY –	9,0%	12,0%
	nominee shareholder: The Bank of New York International Nominees	9,0%	12,0%

On June 25, 2001 annual general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – April 28, 2001.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Bank Credit	18,5%	21,2%

	Swiss First Boston AO" – nominee shareholder : RED HAND INVESTMENTS LIMITED	8,4%	11,2%
3.	Closed Joint Stock Company "Depositary-Clearing Company" CJSC "DCC" – nominee shareholder	5,0%	1,6%
4.	ING BANK (EURASIA) CJSC – ING DEPOSITORY –	9,0%	12,0%
	nominee shareholder: The Bank of New York International Nominees	9,0%	12,0%

<u>On November 9, 2001</u> extraordinary general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – September 10, 2001.

<u>The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.</u>

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Bank Credit Swiss First Boston AO" –	18,3%	21,0%
	nominee shareholder : RED HAND INVESTMENTS LIMITED	8,4%	11,2%
3.	ING BANK (EURASIA) CJSC – ING DEPOSITORY –	9,0%	12,0%
	nominee shareholder: The Bank of New York International Nominees	9,0%	12,0%

<u>On June 28, 2002</u> annual general meeting of shareholders of OJSC "Sviyazinform" of Nizhny Novgorod oblast (OJSC "Nizhegorodsviyazinform") took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 9, 2002.

<u>The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.</u>

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication"	38 %	50,6%

	OJSC "Sviayzinvest"		
2.	"JP MORGAN CHASE BANK"	8,9%	11,1%
3.	RED HAND INVESTMENTS LIMITED	8,4%	11,2%

On February 12, 2003 extraordinary general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – December 26, 2003.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Depositary-Clearing Company" CJSC "DCC"	5,2%	7,0%
3.	ING BANK (EURASIA) CJSC (Closed joint-stock company)	11,9%	15,9%

On March 26, 2003 joint (extraordinary) general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – January 24, 2003.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated brand name	Stake in the Company's charter capital, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Depositary-Clearing Company" CJSC "DCC"	9,9%	7,2%
3.	ING BANK (EURASIA) CJSC (Closed joint-stock company)	14,7%	15,6%

On June 27, 2003 annual general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 8, 2003.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated brand name	Stake in the Company's charter capital of registered ordinary shares, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" OJSC "Sviayzinvest"	38 %	50,6%
2.	Closed Joint Stock Company "Depositary-Clearing Company" CJSC "DCC"	4,9%	6,6%
3.	ING BANK (EURASIA) CJSC (Closed joint-stock company)	14,0%	18,7%

On June 22, 2004 annual general meeting of shareholders of OJSC "VolgaTelecom" took place. The date of making up the list of persons having the right to participate in annual general meeting of shareholders – May 3, 2004.

The list of shareholders who possessed at least 5% of the charter capital, and also at least 5% of the Company's ordinary shares.

№№	Full and abbreviated brand name	Stake in the Company's charter capital of registered ordinary shares, %	Stake of the Company's ordinary shares, %
1.	Open Joint Stock Company "Investment company of communication" (OJSC "Sviayzinvest")	38 %	50,6 %
2.	Closed Joint Stock Company "Depositary-Clearing Company"	8,9 %	5,4 %
3.	"ING BANK (EURASIA) CJSC" (Closed joint-stock company)	17,3 %	19,8 %

6.6. Data on related party transactions made by the issuer

During the report quarter the issuer made the following related party transactions:

№	Contracting party	Contracting party's business legal structure	Contract №	Signature date	Effective date	Provided services	Contract amount	Notes
1	"Telecom Soyuz"	Non-government Pension Fund	11/2004-ВЮ	24.12.2004	24.12.2004	Joint contract		The contract becomes vali since the signature date
2	"Telecom Soyuz"	Non-government Pension Fund	12/2004-ВЮ	24.12.2004	24.12.2004	Non-government retirement insurance contract		The contract becomes vali since the date of receipt o the first pension tax of th depositor by the Fund
3	"Vyatka- Page"	LLC	KBT 03/21	29.11.2004	29.11.2004	Equipment transfer	10 576,79 rubles	The contract becomes vali since the signature date
4	"Pulse- Radio Yoshkar-Ola"	CJSC	16-25	14.12.2004	14.12.2004	Lease of non-living premises	11 045,58 rubles (monthly)	The contract becomes vali since the signature date
5	"Rostelecom"	OJSC	05-21/0019			Granting of digital communication channels for temporary use		To be signed by OJSC "Rostelecom" The contract becomes vali since the signature date
6	"Rostelecom"	OJSC	Additional agreement to contract № 05-21/0155			Internetwork communications		To be signed by OJSC "Rostelecom" The contract becomes vali since the signature date
7	"Rostelecom"	OJSC	05-21/0255			Agency contract of traffic carrying over 809 200 code		To be signed by OJSC "Rostelecom" The contract becomes vali since the signature date

8	"Rostelecom"	OJSC	05-21/0021			Granting of fiber optical channels for temporary use	455 220,00 rubles w/o VAT (monthly)	To be signed by OJSC "Rostelecom" The contract becomes vali since the signature date
9	"Rostelecom"	OJSC	05-21/0146			Granting of fiber optical channels for temporary use	262 700,00 rubles w/o VAT (monthly)	To be signed by OJSC "Rostelecom" The contract becomes vali since the signature date
10	"Rostelecom"	OJSC	43			For maintenance and technical service of digital transmission systems	173 252 rubles w/o VAT (monthly)	To be signed by OJSC "Rostelecom" The contract becomes vali since the signature date
11	"RTKom,RU"	OJSC				For telecommunication services rendering		Not signed
12	NCC	CJSC				Lease of non- living premises (Nizhny Novgorod, Turgenev str., 13A; Nizhny Novgorod, Raevskogo str., 17A)	130 000 rubles (monthly)	To be signed by CJSC "NCC"
13	NCC	CJSC				Lease of non- living premises (Nizhny Novgorod, B.Pokrovskaya str., 56; Nizhny Novgorod, Gagarin avenue, 11/11	1 300 000 rubles (monthly)	To be signed by CJSC "NCC"

Motivation of interest:

1. The resolution on approval of the related party transaction, and namely, of contract between OJSC "VolgaTelecom" and LLC "Vyatka-Page" on the sale of equipment, was passed by the Company's Board of directors on November 12, 2004 (minutes №11)

The ground to qualify the specified contract to be a related party transaction is the following:

- OJSC "Volga Telecom" owns more than 20% of shares of legal entity – LLC "Vyatka-Page", which is the party of the transaction.

2. The resolution on approval of the related party transaction, and namely, of contract of lease of non-living premises between OJSC "VolgaTelecom" and CJSC "Pulse-radio Yoshkar-Ola", was passed by the Company's Board of directors on November 16, 2004 (minutes №12)

The ground to qualify the specified contract to be a related party transaction is the following:

- OJSC "Volga Telecom" owns more than 20% of shares of legal entity – CJSC "Pulse-radio Yoshkar-Ola", which is the party of the transaction.

3. The resolution on approval of the related-party transactions, and namely of the joint contract of non-government retirement insurance and the contract of non-government retirement insurance between the Company and Non-government Pension Fund "Telecom-Soyuz" was passed by the Company's Board of directors on December 22, 2004 (minutes №16).

The grounds to qualify the specified contract to be a related party transaction are the following:

- Affiliate person OJSC "Svyazinvest", owning more than 20% of voting shares of OJSC "VolgaTelecom", owns more than 20% of shares of Non-government Pension Fund "Telecom-Soyuz", which is the party of the transaction;
- Yashin V.N. – the General Director of OJSC "Svyazinvest" is simultaneously the Chairman of the Board of directors of Non-government Pension Fund "Telecom-Soyuz".

4. Resolution on approval of the related party transaction, and namely, the conclusion of contract № 05-21/0019 between OJSC "VolgaTelecom" and OJSC "Rostelecom" for granting digital communication channels for temporary use was passed by the Company's Board of directors on December 22, 2004 (minutes № 16).

The grounds to qualify the specified contract to be a related party transaction are the following:

- Affiliate person OJSC "Svyazinvest", owning more than 20% of voting shares of OJSC "VolgaTelecom", owns more than 20% of shares of legal entity – OJSC "Rostelecom" , which is the party of the transaction;
- Yurchenko E.V. – the Chairman of the Board of directors of OJSC "VolgaTelecom" is simultaneously the member of the Board of directors of OJSC "Rostelecom"
- Romskyi G.A. – a member of the Board of directors of OJSC "VolgaTelecom" is simultaneously a member of the Management board of OJSC "Rostelecom".

5. Resolution on approval of the related – party transaction, and namely, the conclusion of additional agreement to the contract № 05-21/0155 of 24.10.2003 between OJSC "VolgaTelecom" and OJSC "Rostelecom" on Internetwork communications and of Agency contract N 05-21/0255 for traffic carrying over 809 200 code was passed by the Company's Board of directors on December 22, 2004 (minutes № 16).

The grounds to qualify the specified contract to be a related party transaction are the following:

• Affiliate person OJSC "Svyazinvest", owning more than 20% of voting shares of OJSC "VolgaTelecom", owns more than 20% of shares of legal entity – OJSC "Rostelecom" , which is the party of the transaction;

• Yurchenko E.V. – the Chairman of the Board of directors of OJSC "VolgaTelecom" is simultaneously the member of the Board of directors of OJSC "Rostelecom"

• Romskyi G.A. – a member of the Board of directors of OJSC "VolgaTelecom" is simultaneously a member of the Management board of OJSC "Rostelecom".

6. Resolution on approval of the related party transaction, and namely, the conclusion of contract № 05-21/0021 between OJSC "VolgaTelecom" and OJSC "Rostelecom" on granting of fiber optical channels for temporary use was passed by the Company's Board of directors on December 22, 2004 (minutes № 16).

The grounds to qualify the specified contract to be a related party transaction are the following:

• Affiliate person OJSC "Svyazinvest", owning more than 20% of voting shares of OJSC "VolgaTelecom", owns more than 20% of shares of legal entity – OJSC "Rostelecom" , which is the party of the transaction;

• Yurchenko E.V. – the Chairman of the Board of directors of OJSC "VolgaTelecom" is simultaneously the member of the Board of directors of OJSC "Rostelecom"

• Romskyi G.A. – a member of the Board of directors of OJSC "VolgaTelecom" is simultaneously a member of the Management board of OJSC "Rostelecom".

7. Resolution on approval of the related party transaction, and namely, the conclusion of contract № 05-21/0146 between OJSC "VolgaTelecom" and OJSC "Rostelecom" on granting of fiber optical channels for temporary use was passed by the Company's Board of directors on December 22, 2004 (minutes № 16).

The grounds to qualify the specified contract to be a related party transaction are the following:

• Affiliate person OJSC "Svyazinvest", owning more than 20% of voting shares of OJSC "VolgaTelecom", owns more than 20% of shares of legal entity – OJSC "Rostelecom" , which is the party of the transaction;

• Yurchenko E.V. – the Chairman of the Board of directors of OJSC "VolgaTelecom" is simultaneously the member of the Board of directors of OJSC "Rostelecom"

• Romskyi G.A. – a member of the Board of directors of OJSC "VolgaTelecom" is simultaneously a member of the Management board of OJSC "Rostelecom".

8. Resolution on approval of the related party transaction, and namely, the conclusion of contract № 43 between OJSC "VolgaTelecom" and OJSC "Rostelecom" for maintenance and technical service of digital transmission systems was passed by the Company's Board of directors on December 22, 2004 (minutes № 16).

The grounds to qualify the specified contract to be a related party transaction are the following:

• Affiliate person OJSC "Svyazinvest", owning more than 20% of voting shares of OJSC "VolgaTelecom", owns more than 20% of shares of legal entity – OJSC "Rostelecom" , which is the party of the transaction;

• Yurchenko E.V. – the Chairman of the Board of directors of OJSC "VolgaTelecom" is simultaneously the member of the Board of directors of OJSC "Rostelecom"

• Romskyi G.A. – a member of the Board of directors of OJSC "VolgaTelecom" is simultaneously a member of the Management board of OJSC "Rostelecom".

9. Resolution on approval of the related party transaction, and namely, the conclusion of contract between OJSC "VolgaTelecom" and OJSC "RTKom.RU" for telecommunication services rendering was passed by the Company's Board of directors on December 22, 2004 (minutes № 16).

The grounds to qualify the specified contract to be a related party transaction are the following:

- Yurchenko E.V. – the Chairman of the Board of directors of OJSC "VolgaTelecom" is simultaneously the member of the Board of directors of OJSC "RTKom.RU"

10. Resolution on approval of the related party transaction, and namely, the conclusion of contract between OJSC "VolgaTelecom" and CJSC "Nizhny Novgorod Cellular Communication" for the lease of non-living premises located at the address: Nizhny Novgorod, Turgenev str., 13A having total area of 337,0 square meters; Nizhny Novgorod, Raevskogo str., 17A, having total area of 42,0 square meters) was passed by the Company's Board of directors on December 22, 2004 (minutes № 16).

The grounds to qualify the specified contract to be a related party transaction are the following:

- OJSC "VolgaTelecom" owns 100% of shares of CJSC "Nizhny Novgorod Cellular Communication" which is the party of the transaction;
- Lyulin V.F – the member of OJSC "VolgaTelecom" Management board is simultaneously the Chairman of the Board of directors of CJSC "Nizhny Novgorod Cellular Communication".

11. Resolution on approval of the related party transaction, and namely, the conclusion of contract between OJSC "VolgaTelecom" and CJSC "Nizhny Novgorod Cellular Communication" for the lease of non-living premises located at the address: Nizhny Novgorod, B.Pokrovskaya str., 56, having total area of 810,5 square meters; Nizhny Novgorod, Gagarin avenue, 11/11, having total area of 963,4 square meters) was passed by the Company's Board of directors on December 22, 2004 (minutes № 16).

The grounds to qualify the specified contract to be a related party transaction are the following:

- OJSC "VolgaTelecom" owns 100% of shares of CJSC "Nizhny Novgorod Cellular Communication" which is the party of the transaction;
- Lyulin V.F – the member of OJSC "VolgaTelecom" Management board is simultaneously the Chairman of the Board of directors of CJSC "Nizhny Novgorod Cellular Communication".

6.7. Data on the size of the accounts receivable

In the specified report period the information is not provided.

VII. The issuer's accounting statement and other financial information

7.1. The issuer's annual accounting statement

The annual accounting statement for the last accomplished fiscal year, drawn up in accordance with Russian Federation legislation requirements, is included in the issuer's quarterly report for the first quarter.

The annual accounting statement drawn up in accordance with International Accounting Standards will be included in the issuer's quarterly report for the second quarter after obtaining audit report.

7.2. The issuer's quarterly accounting statement for the last accomplished report quarter

In the reported quarter the issuer's quarterly accounting statement is not provided.

7.3. The issuer's summary accounting statement for the last three accomplished fiscal years or for each accomplished fiscal year

The issuer does not form summary (consolidated) accounting statement with other legal entities.

7.4. Data on total amount of export, and also on the share of export in the total volume of sales

The issuer does not render services outside Russian Federation boarders.

7.5. Data on essential changes occurred in the structure of the issuer's property following the end date of the last accomplished fiscal year

There were no essential facts related to the issuer's financial and economic activity occurred for the period after the end date of the last accomplished fiscal year till the end date of the report quarter. And namely, there were no essential changes in the structure of the real estate, there were no purchases and the retirement on any grounds of other property the cost of which is over 5 % of the balance-sheet assets.

7.6. Data on the issuer's participation in legal processes in case, when such participation may essentially affect the issuer's financial-economic activity

The issuer did not participate in legal processes which could essentially affect its financial-economic activity.

VIII. Additional data on the issuer and issuing securities placed by the issuer

8.1. Additional data on the issuer

8.1.1. Data on the size, structure of the issuer's Charter (reserve) capital (share fund)

The size of the issuer's charter capital as of the date of ending of the report quarter (rubles):
1 639 764 970
Breakdown of the charter capital by the shares category:
Ordinary shares (pieces): ***245 969 590***
Total face value (rubles): ***1 229 847 950***
The size of the stake in the charter capital: ***75.001477 %***
Preferred shares (pieces): ***81 983 404***
Total face value (rubles): ***409 917 020***
The size of the stake in the charter capital ***24.998523 %***

A part of the issuer's shares is circulating outside Russian Federation by way of circulation in accordance with foreign law of securities of foreign issuers certifying the rights in relation to the issuer's shares.

Category (type) of shares circulating outside Russian Federation:

Registered paperless ordinary shares

The stake of shares circulating outside Russian Federation of the total number of shares of the appropriate category (type): ***14,36 %***

The name, location of foreign issuer the securities of which certify the rights in relation to the issuer's shares of the appropriate category (type):

"JP Morgan Chase Bank"

USA, NY, New York

Brief description of the program (program type) of the issue of securities of the foreign issuer, certifying the rights in relation to the shares of the appropriate category (type):

*In October 1997 the Program of American Depositary Receipts of Level I **(Level I ADR Program)** for the issuer's ordinary shares was registered. One ADR corresponds to 2 shares. The ADRs are circulated at the USA OTC market, and also at Berlin and Frankfurt stock exchanges.*

The data on obtaining the permission of Federal commission to allow the issuer's shares of the appropriate category (type) for circulation outside Russian Federation:

In accordance with item 2 of Regulation of Russia's FCSM № 3 of March 13, 2001 the requirement of obtaining Russia's FCSM permission to allow the circulation of issuing securities of Russian issuers outside Russian Federation in the form of ADRs is not established for securities circulating in the specified form on the effective date of the Regulation, correspondingly the issuer did not apply earlier for the related permission of Russia's FCSM.

Currently, according to order № 04 – 1232 / пз–и of Russia's Federal Service for Financial Markets (FSFM) dated of December 15, 2004 the permission to allow the circulation of the issuer's ordinary registered paperless shares outside Russian Federation in the amount of 65 673 880 pieces was obtained.

The name of a foreign trade organizer (trade organizers) via which the securities of the foreign issuer are circulating, which certify the rights in relation to the issuer's shares:

At this stage there is no foreign trade organizer.

Other data on the circulation of the issuer's shares outside Russian Federation are provided by

the issuer's sole discretion:

Since April 2002 the Depository Bank is JPMorgan Chase Bank.

8.1.2. Data on the changes in the size of the issuer's Charter (reserve) capital (share fund).

The size and the structure of the issuer's charter capital as of **01.01.1999:**
The size of the issuer's charter capital (rubles): ***583 387 500***

Breakdown of the charter capital by the shares category:
Ordinary shares (pieces): **87 508 200**
Total face value (rubles): ***437 541 000***
The size of the stake in the charter capital: ***75.000064 %***
Preferred shares (pieces): **29 169 300**
Total face value (rubles): ***145 846 500***
The size of the stake in the charter capital: ***24.999936 %***

The name of the issuer's management body that passed the resolution on the change of the size of the issuer's charter capital:

Shareholders general meeting

The date of making up and the number of the minutes of the meeting (session) of the issuer's management body at which the resolution was passed on the change of the size of the issuer's charter capital:

March 27, 2003, minutes № 2

The size of the issuer's charter capital after the change:

1 639 764 970 rubles

8.1.3. Data on forming and usage of reserve fund and also of other funds of the issuer

The information will be provided in the report for the 1st quarter of 2005.

8.1.4. Data on the procedure of convening and holding a meeting (session) of the issuer's supreme management body

1. The general meeting of shareholders is the supreme management body of the Company.

2. Notification on holding general meeting of shareholders should be made at least 20 days, and the notification on holding shareholders general meeting with the agenda containing the Company's reorganization issue – at least 30 days prior to the date of its holding.

In case, if the proposed agenda for extraordinary general meeting of shareholders contains the issue of electing the Company's Board of directors, the notification on the extraordinary general meeting of shareholders holding should be made at least 50 days prior to its holding.

In the specified periods the notification on holding general meeting of shareholders should be forwarded to each person indicated in the list of persons having the right to participate in

shareholders general meeting, by registered mail or delivered to each of the specified persons with receipt acknowledgement, or should be published in "Rossiiskaya gazeta" newspaper.

3. Shareholders general meetings, held in addition to the annual one, are extraordinary ones.

Extraordinary general meeting of shareholders is held by the decision of the Board of directors basing on its own initiative; request of the Company's Auditing committee, the Company's auditor, and also the shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares on the date of the demand submission. The convocation of extraordinary general meeting of shareholders at the request of the Company's Auditing committee, by the Company's auditor or by shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares is carried out by the Company's Board of directors.

Motions about including the issues into the agenda of the annual general meeting of shareholders and about nominations to the Company's bodies, elected by the shareholders general meeting may be introduced, and the requests about holding an extraordinary general meeting may presented by:

- mail to the address (location) of the Company's single executive body, contained in the single state register of legal entities;
- delivering with receipt acknowledgement to the person carrying out the functions of the Company's single executive body, to the Chairman of the Company's Board of directors, to the Company's Corporate secretary, or to other person authorized to receive written correspondence addressed to the Company;
- delivering via facsimile communication.

4. Annual general meeting of shareholders is held not earlier than in four months and not later than in six months after the fiscal year end.

Extraordinary general meeting of shareholders, convened at the request of the Company's Auditing committee, of the Company's auditor or of shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares should be held within 40 days since the date of presentation of request the on holding extraordinary general meeting of shareholders.

Extraordinary general meeting of shareholders, convened at the request of the Company's Auditing committee, the Company's auditor or the shareholders (shareholder) who are the owners of at least 10% of the Company's voting shares; the agenda of this meeting containing the issue of electing the Company's Board of directors, should be held within 70 days since the date of presentation of the request about holding extraordinary general meeting of shareholders.

In case, when the number of the members of the Company's Board of directors becomes less than the quorum for holding the sessions of the Company's Board of directors, the extraordinary general meeting of shareholders convened by the decision of the Company's Board of directors basing on its own initiative for the solution of the issue on electing the Company's Board of directors, should be held within 70 days since the date of adopting the resolution on its holding by the Company's Board of directors.

5. Shareholders (shareholder), who are in aggregate the owners of at least 2 % of the Company's voting shares, have the right to introduce issues into the agenda of the annual general meeting of shareholders and nominate the candidates to the Company's Board of directors, the Company's Auditing committee, the number of which cannot exceed the quantitative structure of the appropriate body as established by the Charter. Such proposals should come to the Company not later than 60 days after the fiscal year end.

Motions about introducing issues into the agenda of the annual general meeting of shareholders and about nominations to the Company's bodies elected by shareholders general meeting should contain the information stipulated by Article 53 of Federal law "On joint stock companies". The request of holding extraordinary general meeting of shareholders should contain

the information stipulated by Article 55 of Federal law "On joint stock companies". The motion about nominations to the Company's bodies elected by shareholders general meeting, contained in the request of holding extraordinary general meeting of shareholders, is covered by the appropriate requirements of article 53 of Federal law "On joint stock companies".

6. The persons, having the right to participate in general meeting of shareholders, as per the procedure and to the address (addresses) indicated in the notification on holding of general meeting of shareholders, are provided with the following information (materials):

Annual accounting reporting, including the auditor's report, the Company's Auditing committee report based on the results of the annual accounting statement check;

Data on the candidates to the Company's Board of directors, to the Company's Auditing committee;

The draft of modifications and amendments introduced to the Company's Charter, or the draft of the Company's Charter in a new wording;

The drafts of the Company's internal documents;

The drafts of other documents, the adoption of which is stipulated by the drafts of resolutions of shareholders general meeting;

The drafts of resolutions of shareholders general meeting;

Other information (materials) required for provision in accordance with current legislation;

Other information (materials) for passing the resolutions on the issues of the agenda of shareholders general meeting, included by the Board of directors into the list of information (materials) provided to the shareholders during the preparation for holding shareholders general meeting.

8.1.5. Data on commercial organizations in which the issuer possesses at least 5% of the Charter (reserve) capital (share fund) or at least 5% of the common stock

Full (abbreviated) name, location	Stake of OJSC "Volga Telecom"		The organization's stake		The structure of the Board of directors of the organization			The structure of the Management board (directorate) of the organization			Single executive body of the organization		
	In charter capital of the organization, %	Of ordinary shares of the organization, %	In Charter capital of OJSC "VolgaTelecom", %	Of ordinary shares of OJSC "VolgaTelecom", %	Full name, year of birth	Person's share		Full name, year of birth	Person's share		Full name, year of birth	Person's share	
						In charter capital of the organization, %	Of ordinary shares of the organization, %		In charter capital of the organization, %	Of ordinary shares of the organization, %		In charter capital of the organization, %	Of ordinary shares of the organization, %
Closed Joint Stock Company "Nizhny Novgorod Cellular Communication" (CJSC "NCC") Nizhny Novgorod, Gorky sq., Post House	100	100	-	-	Chairman - Lyulin Vladimir Fedorovich, - 1938 ; Grigorieva Lyubov Ivanovna - 1953 ; Kozin Vladimir Vladimirovich –	- - -	- - -	Chairman – Petrov Mikhail Victorovich –1973; Molkov Alexander Alexandrovich - 1959; Martynova Larisa Vladimiro	- -	- -	Petrov Mikhail Victorovich –1973	-	-

					1970; Petrov Mikhail Victorovich – 1973; Sipatova Taisiya Mikhailovna – 1954	- -	- -	vna-1971; Ponomarenko Anatolyi Anatolyievich-1971; Ershov Oleg Vladimirovich-1977.	- - -	- - -			
Closed Joint Stock Company "TeleSviayzInform" (CJSC "TSI"), Saransk, Bolshevistskaya str., 13	100	100	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body			Nazarov Igor Nikolaevich-1963	-	-
Closed Joint Stock Company "Digital telecommunications" (CJSC "Digital telecommunications"), Cheboksary, Shumilov str., 20	100	100	0,0006	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body			Gorshenin Vladimir Serafimovich-1950	-	-
Limited Liability Company "Izhcom" (LLC "Izhcom"), Izhevsk, Pushkinskaya str., 278	100	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body			Shevtsov Valeryi Kirillovich-1948.	-	-
Limited liability Company "Vyatka Page" (LLC "Vyatka Page"), Kirov city, Uralskaya str., 1	91	-	-	-	Chairman – Tarakanov Victor Evgenievich-1951; Popovskyi Valeryi Petrovich; Zelentsov Maxim Maximovich-1949.	- - -	- - -	The Company's Charter does not stipulate collegiate executive body			Zelentsov Maxim Maximovich-1949.	-	-
Closed Joint Stock Company "Transsviyaz" (CJSC "Transsviyaz"), Nizhny Novgorod, Chaadaev str., 2	80	80	-	-	Tolstonogov Nikolai Ivanovich-1944, Zakharov Andrey Sergeevich-1972, Korsakov Sergey Yanovich-1954, Sumin Yuri Afanasievich-1957, Mezin Dmitry Alexeevich – 1970.	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body			Sumin Yuri Afanasievich-1957.	-	-

Open Joint Stock Company "Informational commercial networks "Omrix" (OJSC ICN "Omrix"), RF, Orenburg	73,6	73,6	-	-	Chairman- Grechushev Nikolai Fedorovich-1948; Evdokimov Oleg Lvovich – 1963; Grigorieva Lyubov Ivanovna – 1953; Kushavina Yuliya Alexandrovna-1974; Lugovoi Sergey Victorovich–1971	0,27 - - - -	0,27 - - - -	The Company's Charter does not stipulate collegiate executive body	Ponomarev Vladimir Ivanovich -1945.	0,58	0,58
Closed Joint Stock Company "Pulse-Radio Yoshkar-Ola" (CJSC "Pulse-Radio Yoshkar-Ola"), Yoshkar-Ola, Sovietskaya str., 138	61	61	-	-	Chairman – Kirillov Alexander Ivanovich -1956; Loginov Sergey Mikhailovich - 1957; Kurmuzakov Alexander Nikolaevich-1956; Konkova Ludmila Alexandrovna–1953; Baizigitova Galina Nikolaevna-1964	- 30 9 - -	- 30 9 - -	The Company's Charter does not stipulate collegiate executive body	Baizigitova Galina Nikolaevna-1964.	-	-
Closed Joint Stock Company "Cellular communication of Mordoviya" (CJSC "CCM"), Saransk, Kommunisticheskaya str., 52	60	60	-	-	The Board of directors is not elected, as the meeting was not held			The Company's Charter does not stipulate collegiate executive body	Semenov Viyacheslav Iliich-1940.	-	-
Closed Joint Stock Company "Ulyanovsk-GSM" (CJSC "Ulyanovsk-GSM"), Ulyanovsk, L.Tolstoy str., 60	60	60	-	-	Chairman- Petrov Mikhail Victorovich-1973; Grigorieva Lyubov Ivanovna– 1953; Kukina Elena Alexandrovna-1977; Maslennikov Yuryi Vasilievich-1950; Skvortsov Boris Vladimirovich-1941.	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body	Efimov Vladimir Borisovich-1954.	-	-
Limited Liability Company "Radio-Resonance" (LLC "Radio-Resonance"), Nizhny Novgorod, Okskyi sized, 8	51	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body	Vilkov Nikolai Ivanovich -1954.	-	-

Closed Joint Stock Company "Orenburg-GSM" (CJSC "Orenburg-GSM"), Orenburg, Volodarskyi str., 11	51	51	-	-	Chairman – Grigorieva Lyubov Ivanovna-1953; Tareeva Larisa Valerievna - 1977; Petrov Mikhail Victorovich-1973; Girev Andrey Vitalievich-1973; Kiryushin Gennadyi Vasilievich-1949.	- - - - -	- - - - -	Chairman - Ivanov Dmitryi Vladimirovich -1971; Pivovarova Marina Gennadievna – 1959; Strukova Marina Iosifovna – 1966; Erokhin Alexander Vladimirovich – 1959; Levin Sergey Nikolaevich – 1967	- - - - -	- - - - -	Ivanov Dmitry Vladimirovich-1971.	-	-

Open Joint Stock Company "TATINCOM-T" (OJSC "TATINCOM-T"), RF, the Republic of Tatarstan, Kazan, Lomzhinskaya str., 20A	50% + 1 share	50% + 1 share	-	-	Chairman – Lyulin Vladimir Fedorovich - 1938; Rybakin Vladimir Iliich - 1955; Vlasov Alexander Vladimirovich – 1967; Belobokov Andrey Yakovlevich– 1958; BespalovAlexey Petrovich – 1974; Grigorieva Lyubov Ivanovna –1953; Kozin Vladimir Vladimirovich - 1970; Petrov Mikhail Victorovich – 1973; Gadylyshin Murat Asfandiarovich- 1958; Shaidullin Lenart Zaineevich- 1943; Zalyalov Rinat Giniyatovich – 1949	- - - - - - - - - -	- - - - - - - - - -	The Company's Charter does not stipulate collegiate executive body	Minnikhanov Kamil Mukhamedovich- 1964.	-	-
Closed Joint Stock Company "Public telephone Saratov" (CJSC "PTS"), Saratov, Kiselev str., 40	50% + 1 share	50	-	-	Chairman – Korolkov Oleg Animpadistovich –1941; Antony N. Georgeo -1947 ; Molozanov Alexander Semenovich – 1962 ; Ivanov Vladimir Romanovich - 1936.; Grigorieva Lyubov Ivanovna – 1953; Tareeva Larisa Valerievna – 1977.	- - - - - -	- - - - - -	The Company's Charter does not stipulate collegiate executive body	Kalinin Andrey Evgenievich-1955.	-	-

Closed Joint Stock Company "Nizhny Novgorod radio telephone" (CJSC "Nizhny Novgorod radio telephone"), Nizhny Novgorod, Gorky sq., Post House	50	50	-	-	Chairman – Molozanov Alexander Semenovich - 1962; Kukina Elena Alexandrovna— 1977; Konkova Lyudmila Alexandrovna – 1953; Karashtin Mikhail Pavlovich-1949, Antony N. Georgeo -1947, Ivanov Vladimir Romanovich - 1936.	- - - - - -	- - - - - -	The Company's Charter does not stipulate collegiate executive body			Karashtin Mikhail Pavlovich -1949.	-	-
Closed Joint Stock Company "Saratov Mobile") CJSC "Saratov Mobile"), Saratov, Kiselev str., 40	50	50	-	-	Chairman – Marian Tsrnyak-1942; Gart Cable Self-1960; Zvereva Larisa Eduardovna – 1968; Grigorieva Lyubov Ivanovna-1953; Komarov Igor Evgenievich-1966; Petrov Mikhail Victorovich – 1973.	- - - - - -	- - - - - -	Chairman Korolkov Igor Olegovich-1969, Nelubov Dmitriy Valentinovich - 1973	- -	- -	Korolkov Igor Olegovich -1969.	-	-
Closed Joint Stock Company "Chery Page" (CJSC "Chery Page"), Cheboksary, K.Ivanov str., 83	50	50	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body			Ovchinnikov Andrey Robertovich - 1977	-	-
Closed Joint Stock Company Commercial Bank "C-Bank" (JSCB "C-Bank"), Izhevsk, Lenin str., 6	41,73	41,73	0,0152	0,0019	Chairman – Sipatova Taisiya Mikhailovna - 1954, Kapelyushnikov Igor Isaakovich – 1946, Fariseev Valery Mikhailovich-1954, Fomichev Sergey Mironovich-1939, Yudin Andrey Nikolaevich - 1973.	- - - - -	- - - - -	Vyalshin Alexander Pavlovich – 1951, Malykh Irina Vitalievna – 1957, Fariseev Valery Mikhailovich-1954.	0,6 0,6 0,6	0,6 0,6 0,6	Fariseev Valery Mikhailovich- 1954.	0,6	0,6

Closed joint Stock Company "Nizhegorodtelesервice" (CJSC "Nizhegorodtelesервice"), Nizhny Novgorod, Gorky sq., Post House	40	40	-	-	Chairman- Evdokimov Oleg Lvovich -1963; Zakharov Sergey Anatolievich -- 1949; Mukhin Vladimir Alexandrovich – 1953; Solodukhin Yuri Konstantinovich -1965; Valishev Rustam Rashitovich - 1958	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body	Zakharov Sergey Anatolievich – 1949	-	-
Closed Joint Stock Company "Pulse-Radio" (CJSC "Pulse-Radio"), Yoshkar-Ola, Sovietskaya str., 138	40	40	-	-	Chairman – Kirillov Alexander Ivanovich – 1956; Kurmuzakov Alexander Nikolaevich- 1956; Vasilkova Lyudmila Nikolaevna- 1951; Trokhimets Grigoriy Mikhailovich– 1980; Yendaltseva Kapitalina Dmitrievna -- 1949	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body	Kurmuzakov Alexander Nikolaevich- 1956.	-	-
Closed Joint Stock Company "Penza Mobile" (CJSC "Penza Mobile"), Penza, Kuprin str., 1/3	40	40	-	-	Chairman – Mariyan-Tsrnyak-1942; Gart Cable Self - 1960; Rublev Igor Valentinovich - 1963; Shuleshov Nikolai Mikhailovich - 1949; Nazarov Victor Mikhailovich - 1944.	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body	Sorokin Vladimir Petrovich- 1944.	-	-
Open Joint Stock Company "Telesot" (OJSC "Telesot"), Orenburg, Tereshkova str., 257	32,4	32,4	-	-	Chairman – Zinoviev Alexander Nikolayevich - 1938, Budaev Alexander Petrovich-1948; Dolgopolova Natalia Alexeevna -- 1970, Hismatullina Dinara -1947; Vasilenkov Oleg Ilyich -1940.	10,84 13,45 - 18,2 17,98	10,84 13,45 - 18,2 17,98	The Company's Charter does not stipulate collegiate executive body	Budaev Alexander Petrovich -1948.	13,45	13,45

Closed Joint Stock Company "Chuvashiya Mobile" (CJSC "Chuvashiya Mobile"), Cheboksary, K.Ivanov str., 83	30	30	-	-	Chairman – Gart Cable Self-1960; Mariyan - Tsrnyak-1942; Rublev Igor Valentinovich – 1963; Martynova Larisa Vladimirovna-1971; Zaraiskyi Victor Yakovlevich-1949.	- - - - -	- - - - -	Chairman-Dubinin Vladimir Ilyich-1955; Desaga AlexanderStepanovich-1957	- -	- -	Dubinin Vladimir Ilyich-1955.	-	-
Closed Joint Stock Company "Samara-Telecom" (CJSC "Samara-Telecom"), Samara, Polevaya str., 43	27,8	27,8	-	-	Chairman – Patoka Andrey Evgenievich – 1969; Chupa Mikhail – 1962; Kiryushin Gennadyi Vasilievich-1949; Kudryavtsev Alexander Georgievich–1954; Klishin Vitalyi Mikhailovich-1974; Skvortsov Andrey Borisovich-1964; Tareeva Larisa Valerievna - 1977.	- - - - - 7,91 -	- - - - - 7,91 -	The Company's Charter does not stipulate collegiate executive body			Skvortsov Andrey Borisovich -1964.	7,91	7,91
Closed Joint Stock Company "Erickson sviyaz" (CJSC "Erickson sviyaz"), Nizhny Novgorod, Gagarin av., 37	24	24	-	-	It does not carry out the activity								
Limited Liability Company "Agrocompany "Reanta" (LLC "Agrocompany "Reanta"), Yoshkar-Ola, Chavaina blvd., 11a	20,86	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body			Syskov Victor Sergeevich – 1967	79,14	
Limited Liability Company Commercial-production company "NN-Rossviyazinform" (LLC CPC "Rossviyazinform"), Nizhny Novgorod, Gorky sq., Post House	20	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body			Alyshev Vadim Petrovich -1950.	80	

Limited Liability Company "Raduga-poisk" (LLC "Raduga-poisk"), Nizhny Novgorod, Kovalikhinskaya str., 2a	18,2	-	-	-	Chairman-Tolstonogov Nikolai Ivanovich-1944; Bakhaev Andrey Mikhailovich–1979; Denisov Yuri Sergeevich -1940; Korshunov Sergey Maximovich -1944; TulyakovYuryi Mikhailovich -1946	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body	Tulyakov Yuryi Mikhailovich - 1946.	-	-
Closed Joint Stock Company "Reg-Time" (CJSC "Reg-Time"), Samara, Krasnodonsk's str., 68	17	17	-	-	Chairman – Kosytsyna Tatiana Andreevna -1957; Abdrashitov Rafail Fenovich -1968; Kuperman Valentin Vladlenovich - 1956.; Poverenov Evgenyi Nikolaevich -1952; Sheinikova Liliya Zyamovna -1956	- - - - 8,4	- - - - 8,4	The Company's Charter does not stipulate collegiate executive body	Sheinikova Liliya Zyamovna-1956.	8,4	8,4
Closed Joint Stock Company "Samarasviayzinform" (CJSC "Samarasviayzinform"), Samara, Samarskaya str., 72	16,92	16,92	-	-	Chairman – Limanskyi Nikolai Sergeevich - 1948, Strelenko Konstantin Konstantinovich - 1968, Velichko Victor Grigorievich – 1956, Zhuravlev Andrey Vadimovich - 1958, Klishin Vitalyi Mikhailovich - 1974.	81,53 - - - -	81,53 - - - -	The Company's Charter does not stipulate collegiate executive body	Strelenko Konstantin Konstantinovich - 1968.	-	-
Closed Joint Stock Company "Rostelegraph" (CJSC "Rostelegraph"), Moscow, Tverskaya str., 7	15,69	15,69	-	-	Chaiman-Martyrosyan Vaagn Artavazdovich - 1951.; Grib Anatolyi Victorovich – 1961; Kuzmenko Yuryi Vasilievich-1949; Mamontov Oleg Valentinovich – 1963; Martinenko Nikolai Vladimirovich - 1971; Nozdrin Vladimir Victorovich– 1950; Prilipko Victor Ivanovich-1944; RybakinaOlga Matveevna -1955; Tokarenko Sergey Andreevich-1960.	- - - - - - - - -	- - - - - - - - -	The Company's Charter does not stipulate collegiate executive body	Prilipko Victor Ivanovich -1944.	-	-

Limited Liability Company "Processing center "Union Card" Nizhny Novgorod (LLC "Union Card" NN"), Nizhny Novgorod, Varvarskaya str., 32	15	-	-	-	The Company's Charter does not stipulate the Board of directors			The Company's Charter does not stipulate collegiate executive body	Skornyakov Alexander Konstantinovich-1969.	24,57	-
Closed Joint Stock Company "Center of Authorial Medical Technologies and Innovations" (CJSC "CAMTI"), RF, the Republic of Mordoviya, Saransk	14	14	-	-				The Company's Charter does not stipulate collegiate executive body	Taraskina Vera Ivanovna	28,57	28,57
Closed Joint Stock Company Science-Engineering center "Comset" (CJSC SEC "Comset"), Moscow, Zelenyi pereulok., 7	11,09	11,09	-	-	Chairman - Adzhemov Alexander Sergeevich -1955, Dedoborshch Vasilyi Grigorievich -1929; Mavlyutov Khamzya Izmailovich-1951, Pegasov Maxim Alexandrovich -1966, Savlukov Nikolai Victorovich-1958, Soloviev Sergey Prokofievich-1946, Fedoseev Alexander Petrovich -1956, Shedenkop Oleg Stanislavovich -1975; Yakovlev Vadim Mikhailovich -1968.	3,68 2,27 - - - 3,68 - - -	3,68 2,27 - - - 3,68 - - -	The Company's Charter does not stipulate collegiate executive body	Soloviev Sergey Prokofievich-1946.	3,68	3,68

Closed Joint Stock Company "Agency for protection of competition and consumer rights" (CJSC "ECAD") , Pavlovo town of Nizhny Novgorod oblast, Suvorov str., 1	10,4	10,4	-	-	Being liquidated on the basis of the court decision						
Closed Joint Stock Company "TeleRoss-Samara" (CJSC "TeleRoss-Samara"), Samara, Polevaya str., 43	10	10	-	-	Chairman - Kudryavtsev Alexander Georgievich – 1954; Patoka Andrey Evgenievich – 1969; Klishin Vitalyi Mikhailovich – 1974; Skvortsov Andrey Borisovich – 1964; Skvortsov Boris Vladimirovich - 1941, Ishmaev Yuri Aufatovich - 1953.	- - - - - -	- - - - - -	The Company's Charter does not stipulate collegiate executive body	Mostovoyi Grigoryi Mikhailovich-1946.	-	-
Limited liability Company "Samara payphone" (LLC "Samara payphone"), Samara, Penzenskaya str., 68	10	-	-	-	It is in the process of liquidation.						
Closed Joint Stock Company "STARTCOM" (CJSC "STARTCOM"), Moscow-49, GSP-1, 2-nd Spasonalivkovskyi pereulok., 1	7,4	7,4	-	-	Chairman - Pozhidaev Igor Veniaminovich-1963; Sladkov Alexey Yurievich -1961; Razumovskyi Lev Grigorievich -1962; Onikul Boris Vitalievich - 1964; Martinenko Nikolai Vladimirovich - 1971.	- - - - -	- - - - -	The Company's Charter does not stipulate collegiate executive body	Razumovskyi Lev Grigorievich -1962.	-	-

Closed Joint Stock Company "RusLeasingSviayz" (CJSC "RusLeasingSviayz"),, Moscow, B-49, 2-nd Spasonalivkovskyi pereulok., 6	7,3	7,3	-	-	Chairman – Polnykov Alexander Ilyich - 1943, Dubovoyi Konstantin Gennadievich - 1951, Kuzyaev Sergey Ivanovich -1962; Kurashova Valentina Victorovna-1952; Tishkin Oleg Vladimirovich-1963; Zabuzova Elena Victorovna - 1950; Benda Vladimir Grigorievich -1961; Rudin Mark – 1947; Sheifer Alexander Andreevich - 1952.	- - - - - - - - -	- - - - - - - - -	The Company's Charter does not stipulate collegiate executive body	Dubovoyi Konstantin Gennadievich - 1951.	-	-

Limited Liability Company "PAKT" (LLC "PAKT"), Penza, Stroiteleyi avenue, 130-248	6,25	-	-	-	Chairman - Romashin Yuriy Sergeevich - 1946; Antonov Gennady Mikhailovich -1954; Belogrivtseva Lyubov Nikolaevna – 1952; Nazarov Victor Markovich-1944; Gvozdev Yuryi Nikolaevich-1950; Nazarova Galina Ivanovna-1948; Tarakanov Vladislav Victorovich - 1974	18,75 12,5 12,5 - 18,75 25,0 6,25	- - - - - - -	The Company's Charter does not stipulate collegiate executive body	Gvozdev Yuryi Nikolaevich - 1950.	18,75	-
Closed Joint Stock Company "Orenburg Card-Center" (CJSC "Orencard"), Orenburg, Chkalov str., 32a	5	5	-	-	Liquidation procedure is under way.						

8.1.6. Data on essential transactions made by the issuer

In the report quarter the issuer did not make essential transactions (groups of interconnected transactions), the amount of obligations under which is at least 10 % of its balance-sheet assets by the data of its accounting statement for the previous report period (third quarter of 2004).

8.1.7. Data on the issuer's credit ratings

The object of giving credit rating: ***the issuer and securities (bonds)***
The value of credit rating as of the date of the report quarter end:
As per Russian scale "ruA -". Forecast stable.

The background of credit rating value change:

The object of giving credit rating: ***the issuer***
Credit rating value, the date of giving (changing) credit rating value:
- rating "B -". Forecast "Stable". 12.03.2002

- rating "B. Forecast "Stable". 12.02.2003

Full brand and abbreviated name, location of organization having given the credit rating:

Standard & Poor's - 55

Water Street,

New York, NY,

The United States

Representation office of "Standard & Poor's International Services, Inc." corporation:

125009, Moscow, Vozdvizhenka str., 4/7, office 2, business-center "Mokhovaya", 7-th floor

Brief description of the method of credit rating giving:

The following areas are being analyzed: business features (market, position in competition, management and strategy), financial profile (financial policy, profitability, capital structure, indicators of money flows, financial flexibility).

Other data on credit rating: *none*

The object of giving credit rating: ***the issuer and securities (bonds)***

Credit rating value, the date of giving (changing) credit rating value:

As per Russian scale "ruA -". Forecast stable. 13.03.2003

Full brand and abbreviated name, location of organization having given the credit rating:

Standard & Poor's,

Water Street,

New York, NY,

The United States

Representation office of "Standard & Poor's International Services, Inc." corporation:

125009, Moscow, Vozdvizhenka str., 4/7, office 2, business-center "Mokhovaya", 7-th floor

Brief description of the method of credit rating giving:

The following areas are being analyzed: business features (market, position in competition, management and strategy), financial profile (financial policy, profitability, capital structure, indicators of money flows, financial flexibility).

Kind, series, form and other identification features of securities:

Kind: ***bonds***

Series: ***BT - 1***

Form: ***paper bearer***

State registration number of securities issue: ***№ 4-43- 00137-A***

State registration date: ***24.01.2003***

Other data on credit rating: *none*

8.2. Data on each category (type) of the issuer's shares

Category of shares: ***ordinary***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***245 969 590***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is

not carried out): ***none***

The number of declared shares: ***1 299 093***

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 1 – 01 – 00137 - A

14.11.2003

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

A shareholder has the right to get dividends in the procedure stipulated by Russian Federation current legislation and the charter, in case they are declared by the Company.

The dividends are paid from the Company's net profit, indicated in the Company's profit and loss statement based on the results of the operation for the year.

The resolution on payment of annual dividends, the size of the annual dividend and the form of its payment on the shares of each category (type) is passed by shareholders general meeting.

The dividends on ordinary shares are paid by the Company during the period set by the resolution of shareholders general meeting on payment of the Company's annual dividends. The specified period is set not later than the end of the fiscal year in which the resolution on annual dividends payment was passed.

The dividends declared by the Company may be paid both in cash and by other property in case, if the Company's shareholders general meeting passes the resolution on dividends payment not in the form of money.

The rights of a shareholder – owner of ordinary shares for participation in shareholders general meeting with the right of vote on all the issues of its competence:

A shareholder – owner of ordinary shares has the right in accordance with Federal law "On joint stock companies" and the issuer's charter to participate in shareholders general meeting with the right of vote on all the issues of its competence.

The rights of a shareholder for getting a part of property of the issuer in case of its liquidation:

A shareholder – owner of ordinary shares has the right in accordance with the issuer's charter to get a part of the Company's property left after its liquidation proportionally to the number of shares at his/her disposal.

Other data on shares provided by the issuer at its own discretion.

5 717 pieces of ordinary shares – the quantity of paid off securities due to the issuer's reorganization

Additional issues of the issuer's ordinary registered paperless shares were consolidated on ***14.11.2003.*** The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№ 32 – 1 – 1375).

Category of shares: ***preferred A type***

Face value of each share: ***5 rubles***

The number of shares in circulation (the number of shares which are not paid off or cancelled): ***81 983 404***

The number of additional shares being in the process of placement (the number of shares of additional issue in regard of which the state registration of the report on the results of their issue is not carried out): ***none***

The number of declared shares: ***531 496***

The number of shares being on the issuer's balance: ***none***

The number of additional shares that may be placed as a result of conversion of placed securities convertible into shares or as a result of obligations execution under the issuer's options: ***none***

State registration number and state registration date:

№ 2 – 01 –00137 - A

14.11.2003

The rights granted by shares to their owners:

The rights of a shareholder for getting the declared dividends:

The owners of A type preferred shares have the right for getting annual fixed dividend excluding the cases stipulated by the Charter.

Total amount paid as a dividend on each A type preferred share is fixed in the amount of 10% of the Company's net profit based on the results of the last fiscal year divided by the number of shares which make up 25% of the Company's charter capital. If the sum of dividends paid by the Company on each ordinary share in the specified year exceeds the amount due to payment as dividends on each A type preferred share, then the size of dividends paid on the latter should be increased to the size of dividends paid on ordinary shares.

Dividends on preferred shares may be paid at the expense of the Company's funds specially designated for this.

The resolution on the payment of annual dividends, the size of annual dividend and the form of its payment on the shares of each category (type) is passed by shareholders general meeting.

Dividends on A type preferred shares are paid during the time period set by the resolution of shareholders general meeting on the payment of the Company's annual dividends. The specified time period is set not later than the end of the fiscal year in which the resolution on payment of annual dividends was passed.

Dividends declared by the Company may be paid both in cash and by other property in case, if the Company's general meeting of shareholders passed the resolution on payment of dividends not in money form.

The rights of a shareholder – owner of preferred shares for participation in shareholders general meeting with the right of vote on the issues of its competence in cases, procedure and on conditions set in accordance with legislation on joint stock companies:

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote while solving the issues on the Company's reorganization and liquidation, and also on the issue of introducing amendments and modifications to the Company's Charter, in case when these amendments and modifications are limiting the rights of the said shareholders.

The owners of A type preferred shares have the right to participate in shareholders general meeting with the right of vote on all the issues of the agenda in case, when the shareholders meeting irrespective of the reasons did not pass the resolution on payment of dividends or the resolution was passed on non-complete payment of dividends on A type preferred shares.

This right arises for the owners of A type preferred shares since the meeting following annual meeting of shareholders at which the resolution on payment of dividends was not passed, and stops since the moment of the first payment of dividends on the specified shares in the full size.

The rights of a shareholder – owner of preferred shares of specific type for their conversion

into ordinary shares or preferred shares of other types and the procedure of carrying out such conversion:

The issuer's charter does not stipulate the possibility of such conversion

The rights of a shareholder for getting a part of the issuer's property in case of its liquidation:
A shareholder – owner of A type preferred shares has the right in accordance with the issuer's charter to get a part of the Company's property left after its liquidation proportionally to the number of shares at his/her disposal.

Other data on shares provided by the issuer at its own discretion:

9 000 pieces of A type preferred shares – the quantity of paid off securities due to the issuer's reorganization

Additional issues of the issuer's preferred registered paperless shares were consolidated on ***14.11.2003.*** The date of state registration of the first issue of the consolidated ones – 30.09.1996 (№ 32 – 1 – 1375).

8.3. Data on previous issues of the issuer's issuing securities, excluding the issuer's shares.

8.3.1. Data on the issues all securities of which are paid off (cancelled).

Issue **№ 1:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-01-00137-A

State registration date of the issue:

25.10.2002

Date of the state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM (Federal Commission for the Securities Market)

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The amount of the issue securities:

500 pieces

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

24.01.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 2:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-02-00137-A

State registration date of the issue:

25.10.2002

Date of the state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The amount of the issue securities:

498 pieces

The amount of securities issue at face value:

1 245 000 rubles

Time period (date) of the issue securities pay off:

24.01.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 3:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***3 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-03-00137-A

State registration date of the issue:

25.10.2002

Date of the state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The amount of the issue securities:

499 pieces

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

24.01.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue *№ 4*

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***4 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-04-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

236

The amount of securities issue at face value:

590 000 rubles

Time period (date) of the issue securities pay off:

24.01.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

The state registration of the issue of registered paperless bonds of 4 – O series with state registration number 4 - 04 - 00137 - A of 25.10.2002 is cancelled by order № 03 - 100/p of 24.01.2003 of Russia's FCSM.

Issue *№ 5*

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-05-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

500

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

13.12.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue ***№ 6***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-06-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

500

The amount of securities issue at face value:

1 250 000 rubles

Time period (date) of the issue securities pay off:

20.10.2001 – 24.01.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue ***№ 7***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***7 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-07-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM
The amount of the issue securities:
120
The amount of securities issue at face value:
300 000 rubles
Time period (date) of the issue securities pay off:
27.11.2001 – 24.01.2003
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue *№ 8*
Kind, series (type), form and other identification features of securities:
Kind: *bonds*
Series: *8 – O*
Type: *interest rate*
Form: *registered paperless*
State registration number of securities issue:
№ 4-08-00137-A
State registration date of securities issue:
25.10.2002
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The amount of the issue securities:
11
The amount of securities issue at face value:
44 000 rubles
Time period (date) of the issue securities pay off:
24.01.2001 – 24.01.2003
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue **№ 9:**
Kind, series (type), form and other identification features of securities:
Kind: *bonds*
Series: *9 – O*
Type: *interest rate*
Form: *registered paperless*
State registration number of the issue:
№ 4-09-00137-A
State registration date of the issue:
25.10.2002
Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The amount of the issue securities:

321 pieces

The amount of securities issue at face value:

802 500 rubles

Time period (date) of the issue securities pay off:

06.11.2001 – 06.11.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 10:**

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *10 – O*

Type: *interest rate*

Form: *registered paperless*

State registration number of the issue:

№ 4-10-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The amount of the issue securities:

488 pieces

The amount of securities issue at face value:

1 220 000 rubles

Time period (date) of the issue securities pay off:

06.11.2001 – 06.11.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 11:**

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: ***11 – O***
Type: ***interest rate***
Form: ***registered paperless***

State registration number of the issue:
№ 4-11-00137-A

State registration date of the issue:
25.10.2002

Date of state registration of the report on the results of the issue:
24.01.2003

The name of state registration body carried out the securities issue state registration:
Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:
Russia's FCSM

The amount of the issue securities:
280 pieces

The amount of securities issue at face value:
700 000 rubles

Time period (date) of the issue securities pay off:
06.11.2001 – 06.11.2003

Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue **№ 12:**

Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***12 – O***
Type: ***interest rate***
Form: ***registered paperless***

State registration number of the issue:
№ 4-12-00137-A

State registration date of the issue:
25.10.2002

Date of state registration of the report on the results of the issue:
24.01.2003

The name of state registration body carried out the securities issue state registration:
Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:
Russia's FCSM

The amount of the issue securities:
334 pieces

The amount of securities issue at face value:
835 000 rubles

Time period (date) of the issue securities pay off:

06.11.2001 – 06.11.2003
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue ***№ 13***
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***13 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-13-00137-A
State registration date of securities issue:
25.10.2002
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The amount of the issue securities:
500
The amount of securities issue at face value:
1 250 000 rubles
Time period (date) of the issue securities pay off:
06.11.2001 – 06.11.2003
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue **№ 14:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***14 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue:
№ 4-14-00137-A
State registration date of the issue:
25.10.2002
Date of state registration of the report on the results of the issue:
24.01.2003
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The name of state registration body carried out the state registration of the report on the results of the securities issue:
Russia's FCSM
The amount of the issue securities:

500 pieces
The amount of securities issue at face value:
1 250 000 rubles
Time period (date) of the issue securities pay off:
06.11.2001 – 06.11.2003
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue *№ 15*
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: **15 – O**
Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-15-00137-A
State registration date of securities issue:
25.10.2002
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The amount of the issue securities:
500
The amount of securities issue at face value:
1 250 000 rubles
Time period (date) of the issue securities pay off:
04.09.2001 –04.09.2003
Reason for the issue securities pay off (cancellation):
Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue *№ 16*
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***16– O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of securities issue:
№ 4-16-00137-A
State registration date of securities issue:
25.10.2002
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The amount of the issue securities:
250

The amount of securities issue at face value:

625 000 rubles

Time period (date) of the issue securities pay off:

04.09.2001 – 04.09.2003

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue № **17:**

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *17 – O*

Type: *interest rate*

Form: *registered paperless*

State registration number of the issue:

№ 4-17-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The amount of the issue securities:

40 pieces

The amount of securities issue at face value:

200 000 rubles

Time period (date) of the issue securities pay off:

19.07.2001 – 19.07.2003

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue № **18:**

Kind, series (type), form and other identification features of securities:

Kind: *bonds*

Series: *18 – O*

Type: *interest rate*

Form: *registered paperless*

State registration number of the issue:

№ 4-18-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The amount of the issue securities:

182 pieces

The amount of securities issue at face value:

1 092 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 19:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***19 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-19-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The amount of the issue securities:

70 pieces

The amount of securities issue at face value:

420 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue **№ 20:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***20 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue:
№ 4-20-00137-A
State registration date of the issue:
25.10.2002
Date of state registration of the report on the results of the issue:
24.01.2003
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The name of state registration body carried out the state registration of the report on the results of the securities issue:
Russia's FCSM
The amount of the issue securities:
405 pieces
The amount of securities issue at face value:
2 430 000 rubles
Time period (date) of the issue securities pay off:
25.10.2002 – 15.04.2004
Reason for the issue securities pay off (cancellation):
Fulfillment of obligations on the securities.

Issue **№ 22:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***22 – O***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue:
№ 4-22-00137-A
State registration date of the issue:
25.10.2002
Date of state registration of the report on the results of the issue:
24.01.2003
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The name of state registration body carried out the state registration of the report on the results of the securities issue:
Russia's FCSM
The amount of the issue securities:
417 pieces
The amount of securities issue at face value:
2 502 000 rubles
Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue *№ 23*

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***23 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-23-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

116

The amount of securities issue at face value:

696 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

Issue *№ 24:*

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***24 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-24-00137-A

State registration date of securities issue:

25.10.2002:

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The amount of the issue securities:

500

The amount of securities issue at face value:

3 000 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue № **25:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***25 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-25-00137-A

State registration date of the issue:

25.10.2002

Date of state registration of the report on the results of the issue:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out the state registration of the report on the results of the securities issue:

Russia's FCSM

The amount of the issue securities:

180 pieces

The amount of securities issue at face value:

1 080 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Fulfillment of obligations on the securities.

Issue ***№ 26***

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***26 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of securities issue:

№ 4-26-00137-A

State registration date of securities issue:

25.10.2002

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The amount of the issue securities:

35

The amount of securities issue at face value:

315 000 rubles

Time period (date) of the issue securities pay off:

25.10.2002 – 15.04.2004

Reason for the issue securities pay off (cancellation):

Russia's FCSM order № 03 - 100/p of 24.01.2003

8.3.2. Data on the issues, securities of which are circulating

Total quantity of all securities of the issuer - ***bonds***:

1 184 683 pieces

Total amount at face value of all securities of the issuer – ***bonds***:

1 069 750 100 rubles

Total quantity of all securities of the issuer - ***bonds***, which are in circulation (are not paid off):

1 141 678 pieces

Total amount at face value of all securities of the issuer – ***bonds***, which are in circulation (are not paid off):

1 063 646 100 rubles

Issue **№ 21:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***21 – O***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-21-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

288 pieces

The quantity of placed securities of the issue:

86

The quantity of circulating securities of the issue:

2

Face value of each valuable paper of the issue:

6 000 rubles

The amount of securities issue at face value:

1 728 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

Of extraordinary access to a telephone network or of reception of a sum of money in the size of the face value of the bond;

Of interest payment;

Of reception of face value of the bond from the issuer at liquidation of the Company. Payment to owners of bonds is made by the liquidating commission in the sequence established by article 64 of the Civil Code of Russian Federation according to intermediate liquidating balance.

Conditions and procedure of repayment of the issue securities:

Repayment of the bond is made at technical availability in the form of a property equivalent, and namely: extraordinary access to a telephone network upon conclusion of a contract for telecommunication services with the owner of the bond. Access to a telephone network under bonds of the specified series is provided only to physical persons. Additional payment for granting access to a telephone network it is not required.

Access to a telephone network is granted to the owner of the bond duly registered in his residence or owner of premises at the address, specified in the application for purchase of the bond.

Granting of access to a telephone network to the owner of the bond acquired in a secondary market is carried out at technical availability.

For repayment of the bond, the owner of the bond submits an application, shows the notice of a telephone exchange on technical availability of access to a telephone network. The conclusion of the contract for telecommunication services is made within 30 days from the date of submission of the application.

If there is no technical availability to access a telephone network or at refusal of the owner of the bond to get access to a telephone network under the application of the owner of the bond, repayment is carried out by payment of a sum of money in the size of face value of the bond.

Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bonds, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of the bonds to the date of submission of the application for repayment of the bond at the rate of 1 % annually of the face value of the bond.

Issue № **27:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – C***

Type: ***interest rate***

Form: ***registered paperless***
State registration number of the issue:
№ 4-27-00137-A
State registration date of the issue:
25.10.2002
State registration date of the report on the issue results:
24.01.2003
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The name of state registration body carried out state registration of the report on the issue results:
Russia's FCSM
The amount of the issue securities:
143 890 pieces
The quantity of placed securities of the issue:
143 440
The quantity of circulating securities of the issue:
119 403
Face value of each valuable paper of the issue:
100 rubles
The amount of securities issue at face value:
14 389 000 rubles

The rights assigned for each valuable paper of the issue:

1) Of reception of face value of the bond at its repayment from the issuer in the procedure and during the time specified in the issue Prospectus;
2) Of reception of the fixed accrued interest at the rate of 1 % annually of the bond face value from the issuer at repayment in the procedure and during the time specified in the issue Prospectus;
3) Of reception, at availability of a technical opportunity, of an extraordinary access to a telephone network. A condition of extraordinary installation is the purchase of 15 bonds. The owner of bonds pays his access to a telephone network under the tariffs valid at the moment of granting the specified service. Granting an extraordinary access to a telephone network is the execution of the given obligation certified with the bond. The procedure of definition of availability of a technical opportunity of granting access to a telephone network, and also the procedure of accounting of bonds for which the obligation of the issuer to grant an extraordinary access to a telephone network is executed;
4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income on the bond in cash or by transfer to a bank on the basis of an application of the owner within 30 days from the date of the application submission. Periodicity of settlements with the owner of the bond: lumpsum. The form of payment: cash, non-cash.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 1 % annually of the face value of the bond.

Issue № **28:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-28-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

6 233 pieces

The quantity of placed securities of the issue:

6 218

The quantity of circulating securities of the issue:

6 218

Face value of each valuable paper of the issue:

3 000 rubles

The amount of securities issue at face value:

18 699 000 rubles

The rights assigned for each valuable paper of the issue:

1) Of reception of face value of the bond at its repayment from the issuer in the procedure and during the time specified below in the issue Prospectus;

2) Of reception of the fixed accrued interest at the rate of 7 % annually of the bond face value from the issuer at repayment for the entire circulation period in the procedure and during the time specified below in the issue Prospectus;

3) Of getting, at availability of a technical opportunity for telephone installation, of one extraordinary access to a telephone network;

4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations secured by a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns owners of bonds.

Other rights stipulated by the legislation of Russian Federation are not applicable.

The procedure and conditions of the issue securities repayment:

From the moment of claming the repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of a verbal or written application in any form.

The issuer makes repayment of bonds within three months, by payment of face value and of fixed accrued interest at a rate of 7 % of face value of the bond for the entire circulation time.

Periodicity of settlements with the owner of bonds: lumpsum.

The form of payment: cash, non-cash.

Payments are made with:

- Available funds from cash department of the enterprise to the address from which the application has been directed;

- A bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 7 % annually of the face value of the bond.

Issue **№ 29:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***3 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-29-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

3 231 pieces

The quantity of placed securities of the issue:

3 229

The quantity of circulating securities of the issue:

3 229

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

6 462 000 rubles

The rights assigned for each valuable paper of the issue:

1) Of reception of face value of the bond at its repayment from the issuer in the procedure and during the time specified below in the issue Prospectus;

2) Of reception of the fixed accrued interest at the rate of 7 % annually of the bond face value from the issuer at repayment for the entire circulation period in the procedure and during the time specified below in the issue Prospectus;

3) Of getting, at availability of a technical opportunity for telephone installation, of one extraordinary access to a telephone network;

4) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations secured by a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns owners of bonds.

Other rights stipulated by the legislation of Russian Federation are not applicable.

The procedure and conditions of the issue securities repayment:

From the moment of claming the repayment presented by the issuer to the owner of the bond during the period from 30.12.2009 to 30.12.2010 by submission of a verbal or written application in any form.

The issuer makes repayment of bonds within three months, by payment of face value and of fixed accrued interest at a rate of 7 % of face value of the bond for the entire circulation time.

Periodicity of settlements with the owner of bonds: lumpsum.

The form of payment: cash, non-cash.

Payments are made with:

- Available funds from cash department of the enterprise to the address from which the application has been directed;

- A bank transfer to the settlement account in bank (banking details should be specified in the application of the owner of the bond).

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 7 % annually of the face value of the bond.

Issue **№ 30:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***4 – C***

Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue:
№ 4-30-00137-A
State registration date of the issue:
25.10.2002:
State registration date of the report on the issue results:
24.01.2003
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The name of state registration body carried out state registration of the report on the issue results:
Russia's FCSM
The amount of the issue securities:
5 995 pieces
The quantity of placed securities of the issue:
5 967
The quantity of circulating securities of the issue:
5 967
Face value of each valuable paper of the issue:
2 500 rubles
The amount of securities issue at face value:
14 987 500 rubles

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;
2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of rendering the specified service;
3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:
- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;
- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;
- In the third stage, claims of creditors under the obligations secured by a pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure and conditions of the issue securities repayment:

The owner of the bond for its repayment directs the application not earlier 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of submittal to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.

Issue **№ 31:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-31-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

800 pieces

The quantity of placed securities of the issue:

800

The quantity of circulating securities of the issue:

800

Face value of each valuable paper of the issue:

700 rubles

The amount of securities issue at face value:

560 000 rubles

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;

2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of rendering the specified service;

3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;
- In the third stage, claims of creditors under the obligations secured by a pledge of property of the liquidated Company are satisfied;
- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;
- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure and conditions of the issue securities repayment:

The owner of the bond for its repayment directs the application not earlier 30.06.2011 and not later than 30.11.2011.
The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.
Payments are made within 30 days from the date of submittal to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.
Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.

Issue **№ 32:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – C***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-32-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

1 500 pieces

The quantity of placed securities of the issue:

1 499

The quantity of circulating securities of the issue:

1 499

Face value of each valuable paper of the issue:

1 400 rubles

The amount of securities issue at face value:

2 100 000 rubles

The rights assigned for each valuable paper of the issue:

1) To receive from the issuer the face value of the bond at its repayment;

2) Of getting, at availability of a technical opportunity, of an extraordinary access to a telephone network. The owner of bonds makes payment under telephone communication services contract at the tariffs valid at the moment of rendering the specified service;

3) To receive from the issuer at liquidation of the Company the face value of the bond by way of the sequence established by item 1 of article 64 of the Civil Code of Russian Federation, and namely:

- First of all, the claims of citizens before which the liquidated Company bears obligations for causing harm to life and health are satisfied, by capitalization of corresponding time payments;

- In the second stage, severance payment settlements and a remuneration of labor with the persons working under the labor agreement (contract) and on payment of compensations under author's contracts are made;

- In the third stage, claims of creditors under the obligations secured by a pledge of property of the liquidated Company are satisfied;

- In the fourth stage, the debts on separate payments to the budget and extrabudgetary funds are repaid;

- In the fifth stage, settlements with other creditors are made according to the law which concerns the owners of bonds.

The procedure and conditions of the issue securities repayment:

The owner of the bond directs the application for its repayment not earlier 30.06.2011 and not later than 30.11.2011.

The issuer makes repayment of bonds by payment of the face value and the fixed accrued interest at a rate of 5 % for the entire circulation time from the face value of the bond.

Payments are made within 30 days from the date of submittal to the issuer by the owner of the bond of the application for repayment, but not later than 31.12.2011.

Periodicity of settlements with the owner of the bond: lumpsum.

The form of payment: cash, non-cash.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation to repayment for the period from the date of the beginning of the issuer placement of bonds to the date of submission of the application for repayment of the bond at a rate of 5 % annually of the face value of the bond.

Issue **№ 33:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***1 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-33-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

18 246 pieces

The quantity of placed securities of the issue:

18 246

The quantity of circulating securities of the issue:

60

Face value of each valuable paper of the issue:

100 rubles

The amount of securities issue at face value:

1 824 600 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at its repayment;

- To receive cash income at a rate of 0.1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income on the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at the rate of 0,1 % annually from face value of the bond.

Issue **№ 34:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***2 – У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-34-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 35:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***3 – Y***

Type: ***interest rate***

Form: ***registered paperless***
State registration number of the issue:
№ 4-35-00137-A
State registration date of the issue:
25.10.2002
State registration date of the report on the issue results:
24.01.2003
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The name of state registration body carried out state registration of the report on the issue results:
Russia's FCSM
The amount of the issue securities:
500 pieces
The quantity of placed securities of the issue:
500
The quantity of circulating securities of the issue:
500
Face value of each valuable paper of the issue:
2 000 rubles
The amount of securities issue at face value:
1 000 000 rubles
The rights assigned for each valuable paper of the issue:
The owner of the bond has the right:
- To receive from the issuer the face value of the bond at repayment;
- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;
- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:
The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.
Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:
Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 36:**
Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: ***4 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-36-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 37:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***5 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-37-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 38:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***6 – Y***

Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue:
№ 4-38-00137-A
State registration date of the issue:
25.10.2002
State registration date of the report on the issue results:
24.01.2003
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The name of state registration body carried out state registration of the report on the issue results:
Russia's FCSM
The amount of the issue securities:
500 pieces
The quantity of placed securities of the issue:
500
The quantity of circulating securities of the issue:
500
Face value of each valuable paper of the issue:
2 000 rubles
The amount of securities issue at face value:
1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- *To receive from the issuer the face value of the bond at repayment;*
- *To receive cash income at a rate of 0,1 % of face value of the bond at repayment;*
- *To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.*

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 39:**

Kind, series (type), form and other identification features of securities:
Kind: ***bonds***
Series: *7 – **У***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-39-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 40:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***8 – У***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue:
№ 4-40-00137-A
State registration date of the issue:
25.10.2002
State registration date of the report on the issue results:
24.01.2003
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The name of state registration body carried out state registration of the report on the issue results:
Russia's FCSM
The amount of the issue securities:
500 pieces
The quantity of placed securities of the issue:
500
The quantity of circulating securities of the issue:
500
Face value of each valuable paper of the issue:
2 000 rubles
The amount of securities issue at face value:
1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 41:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***
Series: ***9 – У***
Type: ***interest rate***
Form: ***registered paperless***
State registration number of the issue:
№ 4-41-00137-A
State registration date of the issue:
25.10.2002
State registration date of the report on the issue results:
24.01.2003
The name of state registration body carried out the securities issue state registration:
Russia's FCSM
The name of state registration body carried out state registration of the report on the issue results:
Russia's FCSM
The amount of the issue securities:
500 pieces
The quantity of placed securities of the issue:
500
The quantity of circulating securities of the issue:
500
Face value of each valuable paper of the issue:
2 000 rubles
The amount of securities issue at face value:
1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:
- To receive from the issuer the face value of the bond at repayment;
- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;
- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue **№ 42:**

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***10 – Y***

Type: ***interest rate***

Form: ***registered paperless***

State registration number of the issue:

№ 4-42-00137-A

State registration date of the issue:

25.10.2002

State registration date of the report on the issue results:

24.01.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

500 pieces

The quantity of placed securities of the issue:

500

The quantity of circulating securities of the issue:

500

Face value of each valuable paper of the issue:

2 000 rubles

The amount of securities issue at face value:

1 000 000 rubles

The rights assigned for each valuable paper of the issue:

The owner of the bond has the right:

- To receive from the issuer the face value of the bond at repayment;

- To receive cash income at a rate of 0,1 % of face value of the bond at repayment;

- To get, at availability of a technical opportunity, access to a telephone network to concrete addresses within one year from the moment of purchase of 20 (twenty) bonds and the conclusion of the contract granting access to a telephone network.

The procedure and conditions of the issue securities repayment:

The issuer makes payment of the face value and the sum of income under the bond in cash or by transfer to bank on the basis of an application of the owner within three months from the date of submission of the application.

Prescheduled repayment is not provided.

The size of interest income (coupon yield) on the bond, the procedure and conditions of its payment:

Interest on the bond is charged under condition of its presentation for repayment for the period from the date of the beginning of placement of bonds by the issuer till the date of submission of the application for repayment of the bond at a rate of 0,1 % annually from face value of the bond.

Issue № 43:

Kind, series (type), form and other identification features of securities:

Kind: ***bonds***

Series: ***BT – 1***

Type: ***interest rate***

Form: ***bearer paper***

State registration number of the issue:

№ 4-43-00137-A

State registration date of the issue:

24.01.2003

State registration date of the report on the issue results:

14.03.2003

The name of state registration body carried out the securities issue state registration:

Russia's FCSM

The name of state registration body carried out state registration of the report on the issue results:

Russia's FCSM

The amount of the issue securities:

1 000 000 pieces

Face value of each valuable paper of the issue:

1 000 rubles

The amount of securities issue at face value:

1 000 000 000 rubles

The rights assigned for each valuable paper of the issue:

The bond owner has the right for receiving the bond face value when it is repaid during the period stipulated for this.

The bond owner has the right to receive a fixed interest of the Bond face value (coupon yield).

The bond owner has the right to receive the Bond face value when the Issuer is liquidated in the sequence established in accordance with article 64 of Civil Code of Russian Federation.

The bond owner has the right to sell the Bond without limitations or otherwise dispose of the Bond.

The bond owner has the right to submit the issue bond for repayment and to demand immediate compensation of the debt sum under the bonds in cases listed in item 57.11 of the bonds issue Prospectus and in item 8.6 of the Decision on the bonds issue.

The bond owner is in the right to exercise other rights stipulated by Russian Federation legislation.

In case non-performance and/or inadequate performance by the Issuer of its obligations under the issue bonds, the owner and/or nominal holder of the bonds has the right to address the entity which provided the security for the bonds issue.

The Bonds of BT-1 series are issued in paper form, the certificate is executed for the entire amount of the issue, and the certificate is subject to central storage.

Full and abbreviated brand name of the depositary executing central storage:

Non-commercial partnership "National depositary center"

NCP "NDC"

Depositary's location:

RF, 117049, Moscow, Zhitnaya str., bld., 12

The number of license of professional participant of securities market for carrying out the activity of a depositary at securities market:

177-03431-000100

Date of issue: ***04.12.2000***

The validity term of the depositary's license for carrying out the activity of a depositary:

Unlimited

The body that issued the license: ***Russia's FCSM***

The procedure and conditions of the issue securities repayment:

The Bonds repayment is made by a paying agent by the Issuer instruction (hereinafter – the Paying agent), its functions are executed by:

Full brand name: Joint Stock commercial bank "Moscow Delovoy Mir" (Open joint stock company)
Abbreviated brand name: MDM-Bank
Location: 115035, Moscow, Sadovnicheskaya str., 3
Mail address: 115035, Moscow, Sadovnicheskaya str., 3

The Issuer may appoint additional paying agents and cancel such appointments. Official notification of the Issuer on the said actions is published by the Issuer during the period not later than 10 (Ten) business days before such appointments or their cancellation in "Vedomosty" newspaper.
If the Bonds repayment date falls on a day-off, irrespective if it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bond's Owner has no right to demand interest charging or any other compensation for such a delay in the payment.
The Bonds are repaid at the face value.
The Bonds are repaid in Russian Federation currency by non-cash method in favor of the Bonds owners.
It is presumed that nominal holders – National Depositary Center (NDC) depositors are authorized to receive the repayment sums on the Bonds. NDC depositor and/or other entity not authorized by its clients to receive the repayment sums on the Bonds, not later than on the 3-rd (Third) business day prior to the established date of the Bonds repayment, provides to NDC the list of Bonds owners, this list should contain all the requisites, specified below in the List of owners and/or nominal holders of the Bonds.
The Bonds repayment is made in favor of the Bonds owners being such as of the end of the NDC operation day, preceding the sixth day prior to the date of the Bonds repayment (hereinafter – "The date of making up the list of owners and/or nominal holders of the Bonds").
Fulfillment of obligation with respect to the owner, included into the list of owners and/or nominal holders of the Bonds, is recognized to be proper including the case when the Bonds are alienated after the Date of making up the list of owners and/or nominal holders of the Bonds.
Not later than on the 2-nd (Second) business day prior to the date of the Bonds repayment, NDC provides the Issuer and/or Paying agent with the list of owners and/or nominal holders of the Bonds, made up as of the Date of making up the list of owners and/or nominal holders of the Bonds, the list includes the following data:
a) Full name of the entity (person), authorized to receive the repayment sums on the Bonds.
In case the Bonds are transferred by the owner to a nominal holder and the nominal holder is authorized to receive the repayment sums on the Bonds, the full name of the nominal holder is indicated.
In case the Bonds have not been transferred to a nominal holder and/or a nominal holder is not authorized to receive the repayment sums on the Bonds, full name of the Bonds owner is indicated

(the owner's surname, name, patronymic – for a natural person);
b) The number of Bonds, tallied at the owner's custody account or at interdepositary account of the nominal holder of the Bonds, authorized to receive the repayment sums on the Bonds;
c) the location and the mail address of the entity (person), authorized to receive the repayment sums on the Bonds;
d) requisites of the bank account of the entity (person), authorized to receive the repayment sums on the Bonds, and namely:
- account number;
- the bank's name, where the account is established;
- the bank's correspondent account, where the account is established;
- bank's identification code of the bank, where the account is established;
e) taxpayer identification number of the entity (person), authorized to receive the repayment sums on the Bonds;
f) tax status of the entity (person), authorized to receive the repayment sums on the Bonds (resident, non-resident with permanent representation office in Russian Federation, non-resident without permanent representation office in Russian Federation, etc.).
The Bonds Owners, their authorized entities (persons), including NDC depositors independently keep track of completeness and actuality of requisites of bank's account, provided by them to NDC. In case of non-providing or untimely providing to NDC of the said requisites, the performance of such obligations is carried out to an entity (a person) who made a claim to meet the obligations and who is the owner of the Bonds as of the date of making the claim. The Issuer meets the obligations under the Bonds on the basis of NDC data.
Not later than on the 2-nd (Second) business day till the date of the Bonds repayment, the Issuer transfers the required money resources to the account of the Paying agent.
Basing on the list of owners and/or nominal holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each person, indicated in the list of owners and /or nominal holders of the Bonds.
On the date of the Bonds repayment, the Paying agent transfers the required money resources to the accounts of entities (persons) authorized to receive the repayment sums on the Bonds and indicated in the list of owners and/or nominal holders of the Bonds.
In case one entity (person) is authorized to receive the repayment sums on the Bonds from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.
Prescheduled repayment is not stipulated.

The size of interest income (coupon yield) on the bonds, the procedure and conditions of its payment:
The Bond Owner has the right to receive a fixed interest of the Bond face value (coupon yield).

The date of coupon payment	Coupon №	Coupon rate
23.05.2003	1-st coupon	4,75%
22.08.2003	2-nd coupon	4,75%
21.11.2003	3-rd coupon	16,50%
24.02.2004	4-th coupon	16,50%
24.05.2004	5-th coupon	15%
23.08.2004	6-th coupon	15%
22.11.2004	7-th coupon	15%

21.02.2005	8-th coupon	15%
23.05.2005	9-th coupon	15%
22.08.2005	10-th coupon	15%
21.11.2005	11-th coupon	13%
21.02.2006	12-th coupon	13%

The calculation of the payment sum for each coupon per one Bond is made by the following formula:

$Kj = Cj * Nom * (T(j) - T(j-1))/365/100\%$

where

j - serial number of coupon period, j=1...12

Kj - the sum of coupon payment for each Bond

Nom - face value of one Bond

C j - the size of the interest rate of the j-th coupon, in per cent annual

T(j -1) - the start date of the the j-th coupon period

T(j) - the end date of the j-th coupon period

The payment sum on the coupon is determined with the precision of one kopeck (rounding-up of the second figure after the comma is made in the following way: if the third figure is more or equal to 5, then the second figure is increased by 1, in case the third figure after the comma is less than 5, then the second figure after the comma is not changed).

If the payment date of coupon yield on any of the twelve coupons on the Bonds falls on a day-off, irrespective if it is a state holiday or a day-off for settlement operations, then the due sum is paid on the first business day following the day-off. The Bond's Owner has no right to demand interest charging or any other compensation for such a delay in the payment.

The Bonds are repaid in Russian Federation currency by non-cash method in favor of the Bonds owners. It is presumed that nominal holders – National Depositary Center (NDC) depositors are authorized to receive the repayment sums on the Bonds. NDC depositor and/or other entity (person) not authorized by its clients to receive the repayment sums on the Bonds, not later than on the 3-rd (Third) business day prior to the established date of the Bonds repayment, provides to NDC the list of Bonds owners, this list should contain all the requisites.

The Bonds repayment is made in favor of the Bonds owners being such as of the end of the NDC operation day, preceding the 6 (Sixth) day prior to the date of the Bonds repayment (hereinafter – "The date of making up the list of owners and/or nominal holders of the Bonds").

Fulfillment of obligation with respect to the owner, included into the list of owners and/or nominal holders of the Bonds, is recognized to be proper including the case when the Bonds are alienated after the date of making up the specified list.

Not later than on the 2-nd (Second) business day prior to the date of the Bonds repayment, NDC provides the Issuer and/or Paying agent with the list of owners and/or nominal holders of the Bonds, made up as of the Date of making up the list of owners and/or nominal holders of the Bonds for income payment.

The Bonds Owners, their authorized entities (persons), including NDC depositors independently keep track of completeness and actuality of requisites of bank's account, provided by them to NDC. In case of non-providing or untimely providing to NDC of the said requisites, the performance of such obligations is carried out to an entity (a person) who made a claim to meet the obligations and who is the owner of the Bonds on the date of making the claim. The Issuer meets the obligations under the Bonds on the basis of NDC data.

Not later than on the 2-nd (Second) business day prior to the date of coupon yield payment on the Bonds, the Issuer transfers the required money resources to the account of the Paying agent.

Basing on the list of owners and/or nominal holders of the Bonds, provided by NDC, the Paying agent calculates the sums of money resources due to payment to each person, indicated in the list of owners and/or nominal holders of the Bonds.
On the date of the Bonds coupon yield payment, the Paying agent transfers the required money resources to the accounts of entities (persons) authorized to receive the repayment sums on the Bonds and indicated in the list of owners and/or nominal holders of the Bonds.
In case one entity (person) is authorized to receive coupon yield sums on the Bonds from several owners of the Bonds, then this entity (person) is transferred the total sum without breakdown for each owner of the Bonds.

The list of owners and/or nominal holders of the Bonds, made up for the purposes of the Bonds repayment, is used for the purposes of the payment of yield on the twelfth coupon.
The yield on the twelfth coupon is paid simultaneously with the Bonds repayment.

The kind of provided security:

Guarantee

8.3.3. Data on the issues, for which the issuer has not performed its obligations as regards the securities (default)

The issuer does not have non-executed or inadequately executed obligations on the securities issues.

8.4. Data on entity (entities) provided guarantee for the issue bonds

Issue **№ 43:**

BT – 1 series bonds are placed by the issuer with the security (guarantee).

Full and abbreviated brand name of the entity provided the security:

Limited Liability Company "Financial group "Web - invest"

LLC "Financial group "Web - invest"

Location of the entity provided the security:

RF, 193124, Saint Petersburg, Proletarskoi diktatury sq., 6

8.5. Terms and conditions of the guarantee to perform obligations on the issue bonds

The method of provided security:

Guarantee.

For bonds secured by guarantee the following is indicated:

The amount in which the guarantor is responsible to the owners of the bonds secured by guarantee:

1 000 000 000 (One billion) rubles and total coupon yield on 1 000 000 bonds

In case of non-performance or inadequate performance by the issuer as regards the obligations on the bonds, the guarantor (the company):

Takes upon itself to be responsible for the Issuer's performance of its obligations arising to the owners of paper interest rate bearer bonds of BT-1 series.
The company takes upon itself to be responsible to the Bonds owners for the following obligations of the Issuer:

- for the repayment by the Issuer of total face value of the Bonds issue;
- for the payment of coupon yield on the Bonds;
- for the Issuer liabilities under the transactions with the Bonds in accordance with public irrevocable offers of the Issuer, the conditions and the procedure of execution of which are established in item 57.13 of the Bonds Issue Prospectus and in item 9. of the Decision on the Bonds issue and are published in mass media.
The company's obligation to be responsible for the Issuer's performance of its obligations to the Bonds owners for repayment of the Bonds face value and/or for payment of yield on the Bonds irises only in the following cases:
- Adoption of resolution on the Issuer liquidation by the Issuer's body authorized to adopt such a resolution, or
- The Issuer does not pay the face value of the Bonds of the current issue or the sum of income on them, or
The Issuer declares its inability to perform financial liabilities in regard to the bonds of the current issue or the Issuer's bonds of other issues, or
- Non-performance, partial non-performance or inadequate performance by the Issuer of its obligations under the transactions with the bonds of the current issue in accordance with public irrevocable offers of the Issuer.
In case of occurrence of the circumstances indicated above, the Issuer's obligations to the Bonds owners are executed by the company for the Issuer in the procedure stipulated by the Contract of guarantee.
Prior to making claim to the Guarantor, the owner or nominal holder of the Bonds should provide for the Guarantor the proof of prior written claim to the Issuer of repayment of bonds and/or payment of coupon yield on the Bonds.
If the Guarantor does not perform its obligations in accordance with the above said Contract, the owners are in the right to apply to court (arbitration court) with the claims to the Issuer and to the Guarantor to pay the bonds face value and compensate the losses.
The company performed the obligations for the Issuer is transferred the rights of creditors under these liabilities in the amount, in which the company satisfied the claim of the Bonds owners or of the nominal holders authorized to receive the Bonds face value and/or coupon yield on the Bonds.

The procedure of making claims to the guarantor by the bonds owners.

The bonds owner, prior to making claim to the guarantor, should provide for the guarantor the proof of prior written claim to the issuer to repay the bonds.

The owner is in the right to make a written claim directly to the guarantor to pay the bonds face value and/or income on them.

The claim to the guarantor should contain the owner's application stating that the sum of payments on the bonds due to him/her was not received by him from the issue.

To receive the bonds repayment sums and/or payments of income on the bonds, the owners should provide for the guarantor the documents stipulated by the ***Contract of guarantee (item 3):***

1) ***Copy of extract*** *for the owner's custody account certified by Non-commercial partnership «National Depositary Center" on the relevant moment of time with indication of the number of bonds belonging to the owner;*

2) ***Letter of advice notice*** *on assignment of rights for claims signed by the owner or by his/her representative;*

3) In case of claim made by the owner's representative, the documents executed in accordance with current regulation legal acts of Russian Federation and confirming the authority of the person who made the claim on behalf of the owner.

The guarantor also accepts from relevant persons any documents confirming the availability of tax exemptions for these or those owners.

The owners may make claims on the payments on the bonds to the guarantor during two years since the date when the issuer should pay the bonds face value to the owners in accordance with the issue Prospectus.

The size of the value of the issuer's net assets as of the date of the guarantee providing (for quarter 3 of 2002):

3 549 869 thousand rubles

The size of the value of net assets of legal entity provided the guarantee, which secures the performance of the issuer's obligations on the bonds: *the information is not available*

8.6. Data on organizations carrying out the record keeping of rights for the issuer's issuing securities

Organization carrying out the record keeping of the owners of the issuer's registered securities:

Registrar

Full and abbreviated brand name:

Closed Joint Stock Company "Registrator – Sviyaz"

CJSC "Registrator -- Sviyaz"

Registrar's location:

RF, 107078, Moscow, Kalanchevskaya str., 15 A

The registrar's license number to carry out the activity of record keeping of the securities owners:

10 -000 -1 -00258

Date of issue: ***01.10.2002***

The validity term of the registrar's license to carry out the activity of record keeping of the securities owners: ***unlimited***

The body issued the license: ***Russia's FCSM***

Other data on record keeping of the issuer's registered securities owners:

18.02.2002 - the date since which the record keeping of the issuer's registered securities is carried out by the said registrar.

The issuer has in circulation the bonds of BT-1 series issued in paper form with execution of the certificate for the entire volume of the issue; this certificate is subject to centralized keeping.

Full and abbreviated brand name:

Non-commercial partnership "National depositary center"

NCP "NDC"

Depositary location:

RF, 125009, Moscow, Srednyi Kislovskyi pereulok, 1/13, building 4

Number of license of professional participant of securities market to carry out the activity of depositary at securities market:

177-03431-000100

Date of issue: ***04.12.2000***

The validity term of the depositary's license to carry out the activity of record keeping of securities owners: ***unlimited***

The body issued the license: ***Russia's FCSM***

8.7. Data on legislative acts regulating the issues of import and export of capital which may affect the payment of dividends, interest and other payments to non-residents

The basic legislative act regulating the issues of import and export of capital is RF Law № 3615-1 of October 9, 1992 "On currency exchange regulation and foreign-exchange controls".

A number of Federal laws ratify the agreement of avoidance of double taxation between Russian Federation and foreign countries. At present the policy of avoidance of double taxation is effective with over 50 countries.

When applying the provisions of international agreements of Russian Federation, a foreign organization should provide to a tax agent paying the income the confirmation of the fact that this foreign organization has a permanent location in the country with which Russian Federation has an international contract (agreement) regulating the issues of taxation, this confirmation should be verified by competent authority of appropriate foreign country. In case if this confirmation is executed in a foreign language, the tax agent is also provided the translation in Russian.

Upon providing by a foreign organization, having the right for receiving income, of the above said confirmation to the tax agent who pays the income prior to the date of the income payment in regard to which Russian Federation international agreement stipulates preferential tax treatment in Russian Federation, then this income is exempted from deduction of the tax at the source of payment or the tax is deducted at the source of payment at reduced rate.

The most important effective laws:

1. Federal law № 167-ФЗ of July 17, 1999 "On ratification of Agreement between RF Government and the Government of the Republic of Cyprus on avoidance of double taxation as regards the taxes for income and capital".
2. Federal law №18-ФЗ of February 8, 1998 "On ratification of Convention between RF Government and the Government of French Republic on avoidance of double taxation and prevention of tax evasion and violation of the tax legislation as regards the taxes on income and property".
3. Federal law № 65-ФЗ of March 19, 1997 "On ratification of Convention between RF Government and the Government of United Kingdom of Great Britain and Northern Ireland on avoidance of double taxation and prevention of tax evasion as regards the taxes on income and on increment value of property, and the Agreement between RF Government and the Government of United Kingdom of Great Britain and Northern Ireland of February 15, 1994 concluded in the form of exchange of notes on application of separate provisions of the Convention".
4. Federal law № 38-ФЗ of February 26, 1997 "On ratification of the Agreement between RF and Swiss Confederation on avoidance of double taxation as regards the taxes on income and capital".

5. Federal law № 42-ФЗ of February 26, 1997 "On ratification of the Agreement between RF Government and the Government of Canada on avoidance of double taxation and prevention of tax evasion as regards the taxes on income and property".
6. Federal law № 158-ФЗ of December 18, 1996 "On ratification of the Agreement between RF and Federal Republic of Germany on avoidance of double taxation as regards the taxes on income and property".
7. The Agreement between RF and the United States of America on avoidance of double taxation and prevention of tax evasion as regards the taxes on income and capital (Washington D.C., June 17, 1992).
8. Convention between the Government of the USSR and the Government of Japan on avoidance of double taxation as regards the income taxes (Tokyo, January 18, 1986).

8.8. Description of the procedure of taxation of incomes on placed and being placed issuing securities of the issuer

During 2004 the incomes were paid to legal entities and natural persons in the form of dividends.

The incomes were taxed in accordance with the norms established by chapters 23 and 25 of Russian Federation Tax Code:

- **The procedure of taxation of natural persons:**

<u>Residents</u>

In accordance with item 2 of article 214 of Russian Federation Tax Code OJSC "VolgaTelecom", being the source of income of natural persons-residents, received in the form of dividends, calculated and deducted the amount of tax separately for each taxpayer applicably to each payment of the specified income at the rate stipulated by item 4 of article 224 of this Code in the procedure stipulated by article 275 of this Code.

In regard to income of share participation in the activity of organization, received in the form of dividends, item 4 of article 224 of RF Tax Code sets the tax rate for income of natural persons-residents in the amount of 6%. However, article 275 of RF Tax Code being referenced to by article 214 of the Code sets a special procedure of defining the tax base for the income paid in the form of dividends:

The amount of tax, due to deduction from the income of taxpayer (resident) -- beneficiary of dividends, is calculated by the tax ***agent proceeding from the total amount of tax calculated in the procedure established by this item and the share of each taxpayer in the total amount of dividends.***

Total amount of tax is defined as the product of the tax rate established by sub-item 1 of item 3 of article 284 of this Code and the difference between the amount of dividends due to distribution between the shareholders (participants) in the current tax period, decreased by the amount of dividends due to payment by tax agent in accordance with item 3 of this article in the current tax period, and the amount of dividends received by the tax agent himself in current report (tax) period and previous report (tax) period, if these amounts of dividends did not participate earlier in the calculation while defining taxable income in the form of dividends.

On balance, to define the amount of tax on income paid to residents (to legal entities and natural persons) in the form of dividends, computed tax rate was calculated, for OJSC VolgaTelecom" this rate amounted to **5,57%.** This rate is applied to deduct the tax from natural persons – residents.

The tax for income of natural persons in accordance with items 4, 6 of article 226 of RF Tax Code is deducted and transferred to budget on the day of actual payment of income.

Non-residents

In accordance with item 2 of article 214 of Russian Federation Tax Code OJSC "VolgaTelecom", being the source of income of natural persons – non-residents, received in the form of dividends, calculated and deducted the amount of tax separately for each taxpayer applicably to each payment of the specified income at the rate stipulated by item 3 of article 224 of this Code – 30%.

The tax for income of natural persons in accordance with item 4, 6 of article 226 of RF Tax Code is deducted and transferred to budget on the day of actual payment of income.

- **The procedure of taxation of legal entities:**

Residents

In accordance with item 2 of article 275 of RF Tax Code OJSC "VolgaTelecom", paying income in the form of dividends to legal entities-residents, is a tax agent and defines the amount of tax taking into account the peculiarities stipulated by this item of RF Tax Code:

The amount of tax due to deduction from the income of taxpayer (resident) - beneficiary of dividends is calculated by tax ***agent proceeding from the total amount of tax computed in the procedure established by this item and from the share of each taxpayer in the total amount of dividends.***

The total amount of tax is defined as the product of tax rate, established by sub-item 1 of item 3 of article 284 of this Code (the rate of 6%), and the difference between the amount of dividends due to distribution between shareholders (participants) in current tax period decreased by the amounts of dividends due to payment by tax agent in accordance with item 3 of this article in current report (tax) period and the amount of dividends received by the tax agent himself in current report (tax) period and previous report (tax) period, if these amounts of dividends did not participate earlier in the calculation while defining taxable income in the form of dividends.

On balance, to define the amount of tax on income paid to residents (to legal entities and natural persons) in the form of dividends, computed tax rate was calculated, for OJSC VolgaTelecom" this rate amounted to **5,57%.** This rate is applied to deduct the tax from legal entities – residents.

For separate beneficiaries of income in the form of dividends – Unit investments funds – the tax was not deducted, as Unit investments funds being separate property complexes **without establishing legal entity**, are not considered to be organizations for applying RF Tax Code, and hence they are not recognized to be taxpayers of the profit tax. This status is confirmed by item 7.2.7 of Methodical recommendations on application of chapter 25 of RF Tax Code approved by Russia's Tax and Duties Ministry order № БГ-3-02/729 of 12.12.2002.

The tax for income in the form of dividends in accordance with item 4 of article 287 of RF Tax Code is deducted and transferred to budget within 10 days following the day of income payment.

Non-residents:

In accordance with item 3 of article 275 of RF Tax Code OJSC "VolgaTelecom", paying income in the form of dividends to legal entities – non-residents, is a tax agent and defines the amount of tax proceeding from the paid amount taking into account the rate stipulated by sub-item 2 of item 3 of article 284 of RF Tax Code – 15%.

Reduced rates (5% and 10%) were applied to separate beneficiaries of dividends in accordance with item 1 of article 312 of RF Tax Code on the basis of non-residents' providing the documents confirming their permanent stay in the country with which Russian Federation has an international treaty (agreement) regulating the issue of concessional mode of taxation.

The tax for income in the form of dividends in accordance with item 4 of article 287 of RF Tax Code is deducted and transferred to budget within 10 days following the day of income payment.

8.9. Data on declared (charged) and paid dividends on the issuer's shares, and also on the incomes on the issuer's bonds

For year 1999

Category of shares: ***ordinary***

The amount of declared (charged) dividends on the issuer's ordinary shares as per one share: ***0.14 ruble***

The amount of declared (charged) dividends in total on all ordinary shares: ***12 251 002 rubles***

The name of the issuer's body adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***28.06.2000***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 7 of 28.06.2000***

The time period established for the payment of declared dividends on the issuer's shares:

From 28.07.2000 to 01.01.2001

The form and other conditions of the payment of declared dividends on the issuer's shares:

Mixed form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***1999***

Total amount of dividends paid on all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: ***12 222 662 rubles***

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on ordinary shares: *none*

For year 1999

Category and type of shares: ***preferred shares of A type***

The amount of declared (charged) dividends on the issuer's preferred shares of A type as per one share: ***0.60 ruble***

The amount of declared (charged) dividends in total on all preferred shares of A type:

17 470 211 rubles

The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***28.06.2000***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 7 of 28.06.2000***

The time period established for the payment of declared dividends on the issuer's shares:

From 28.07.2000 to 01.01.2001

The form and other conditions of the payment of declared dividends on the issuer's shares:

Mixed form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***1999***

Total amount of dividends paid on all preferred shares of A type of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted:
17 327 834 rubles
The reasons of non-payment of declared dividends:
Other data on declared and/or paid dividends on preferred shares: *none*

For year 2000
Category of shares: ***ordinary***
The amount of declared (charged) dividends on the issuer's ordinary shares as per one share:
0.27 ruble
The amount of declared (charged) dividends in total on all ordinary shares: ***23 626 708 rubles***
The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***
The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***25.06.2001***
The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 8 of 25.06.2001***
The time period established for the payment of declared dividends on the issuer's shares:
From 25.07.2001 to the fiscal year end
The form and other conditions of the payment of declared dividends on the issuer's shares:
In cash, and also by other property in case of a shareholder's consent
The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2000***
Total amount of dividends paid on all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: ***23 557 315 rubles***
The reasons of non-payment of declared dividends:
Other data on declared and/or paid dividends on ordinary shares: *none*

For year 2000
Category and type of shares: ***preferred shares of A type***
The amount of declared (charged) dividends on the issuer's preferred shares of A type as per one share: ***1.04 ruble***
The amount of declared (charged) dividends in total on all preferred shares of A type:
30 502 509 rubles
The name of the issuer's body adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***
The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***25.06.2001***
The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 8 of 25.06.2001***
The time period established for the payment of declared dividends on the issuer's shares:
From 25.07.2001 to the fiscal year end
The form and other conditions of the payment of declared dividends on the issuer's shares:
In cash, and also by other property in case of a shareholder's consent
The report period (year, quarter) for which the declared dividends on the issuer's shares are

(were) paid: ***2000***

Total amount of dividends paid on all preferred shares of A type of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted:

30 028 419 rubles

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on preferred shares: *none*

For year 2001

Category of shares: ***ordinary***

The amount of declared (charged) dividends on the issuer's ordinary shares as per one share:

0.32 ruble

The amount of declared (charged) dividends in total on all ordinary shares: ***28 000 795 rubles***

The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***28.06.2002***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 10 of 28.06.2002***

The time period established for the payment of declared dividends on the issuer's shares:

From 28.07.2002 to 31.12.2002

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2001***

Total amount of dividends paid on all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted: ***27 912 628 rubles***

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on ordinary shares: *none*

For year 2001

Category and type of shares: ***preferred shares of A type***

The amount of declared (charged) dividends on the issuer's preferred shares of A type as per one share: ***0.96 ruble***

The amount of declared (charged) dividends in total on all preferred shares of A type:

27 993 888 rubles

The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***28.06.2002***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 10 of 28.06.2002***

The time period established for the payment of declared dividends on the issuer's shares:

From 28.07.2002 to 31.12.2002

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2001***

Total amount of dividends paid on all preferred shares of A type of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted:

27 689 787 rubles

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on preferred shares: *none*

For year 2002

Category of shares: ***ordinary***

The amount of declared (charged) dividends on the issuer's ordinary shares as per one share: ***0.7066 ruble***

The amount of declared (charged) dividends in total on all ordinary shares: ***173 802 112 rubles***

The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***27.06.2003***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 3 of 27.06.2003***

The time period established for the payment of declared dividends on the issuer's shares:

From 27.07.2003 to 31.12.2003

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2002***

Total amount of dividends paid on all ordinary shares of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted:

173 783 426 rubles

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on ordinary shares: *none*

For year 2002

Category and type of shares: ***preferred shares of A type***

The amount of declared (charged) dividends on the issuer's preferred shares of A type as per one share: ***1.7954 ruble***

The amount of declared (charged) dividends in total on all preferred shares of A type: ***147 193 004 rubles***

The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***27.06.2003***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 3 of 27.06.2003***

The time period established for the payment of declared dividends on the issuer's shares:

From 27.07.2003 to 31.12.2003

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash or by other property in case of a shareholder's consent to receive dividends in such a form

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2002***

Total amount of dividends paid on all preferred shares of A type of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted:

143 870 528 rubles

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on preferred shares: *none*

For year 2003

Category of shares: ***ordinary***

The amount of declared (charged) dividends on the issuer's ordinary shares as per one share: ***0,9186 ruble.***

The amount of declared (charged) dividends in total on all ordinary shares: ***225 947 662 rubles***

The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***22.06.2004***

The date and the number of minutes of the meeting (session) of the issuer's management body at which the resolution on dividends payment (declaration) was adopted: ***№ 4 of 23.06.2004***

The time period established for the payment of declared dividends on the issuer's shares:

From 15.07.2004 to 15.12.2004

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2003***

Total amount of dividends paid on all ordinary shares of the issuer for the report period for which the resolution on payment (declaration) of dividends was adopted:

223 822 424 rubles

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on ordinary shares: *none*

For year 2003

Category and type of shares: ***preferred shares of A type***

The amount of declared (charged) dividends on the issuer's preferred shares of A type as per one share: ***2,4510 rubles***

The amount of declared (charged) dividends in total on all preferred shares of A type:

200 941 317 rubles

The name of the issuer's body that adopted (declared) the resolution on the payment of dividends on the issuer's shares: ***shareholders' general meeting***

The date of holding the meeting (session) of the issuer's management body at which the resolution (declaration) on dividends payment was adopted: ***22.06.2004***

The date and the number of minutes of the meeting (session) of the issuer's management body at

which the resolution on dividends payment (declaration) was adopted: ***№ 4 of 23.06.2004***

The time period established for the payment of declared dividends on the issuer's shares:

From 15.07.2004 to 15.12.2004

The form and other conditions of the payment of declared dividends on the issuer's shares:

In cash

The report period (year, quarter) for which the declared dividends on the issuer's shares are (were) paid: ***2003***

Total amount of dividends paid on all preferred shares of A type of the issuer for each report period for which the resolution on payment (declaration) of dividends was adopted:

191 250 902 rubles

The reasons of non-payment of declared dividends:

Other data on declared and/or paid dividends on preferred shares: *none*

The issuers who had issued **the bonds** on which the income was paid should provide the following data:

Kind of securities: ***bonds***

Series: ***BT - 1***

Form: ***paper bearer***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-43-00137-A***

State registration date: ***24.01.2003***

State registration date of the report on the bonds issue results: ***14.03.2003***

The quantity of the bonds of the issue: ***1 000 000 pieces***

Face value of each bond of the issue: ***1 000 rubles***

The amount of the bonds issue at face value: ***1 000 000 000 rubles***

Type of yield paid on the bonds of the issue: ***interest (coupon)***

The size of the yield due to payment in cash on the issue bonds as per one bond: ***37,40 rubles (15% annual)***

The total size of the yield due to payment in cash on all the issue bonds: ***37 400 000 rubles***

The time period established for the payment of yield on the issue bonds: ***22.11.2004 г.***

The form and other conditions of the payment of yield on the issue bonds:

In Russian Federation currency, in non-cash form

Report period (year, quarter) for which the yield for the issue bonds was (is) paid: quarter ***4 of year 2004***

Total size of yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 2 of 2003 (23.05.2003) – 11 840 000 rubles

Quarter 3 of 2003 (22.08.2003) - 11 840 000 rubles

Quarter 4 of 2003 (21.11.2003) – 41 140 000 rubles

Quarter 1 of 2004 (24.02.2004) – 41 590 000 rubles

Quarter 2 of 2004 (24.05.2004) – 37 810 000 rubles

Quarter 3 of 2004 (23.08.2004) – 37 400 000 rubles

Quarter 4 of 2004 (22.11.2004) – 37 400 000 rubles

The reasons of non-payment of the yield: *the yield was paid in full*

Other data on the yields on the issue bonds: *none*

Kind of securities: ***bonds***
Series: ***10 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-10-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***488 pieces***
Face value of each bond of the issue: ***2 500 rubles***
The amount of the bonds issue at face value: ***1 220 000 rubles***
Type of yield paid on the issue bonds: ***interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***
Interest on the bond is charged under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.
The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of the yield on the issue bonds: ***to 06.11.2003***
The form and other conditions of the payment of the yield on the issue bonds: ***in rubles***
Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *quarter 4 of 2003*
Total size of yield paid on all the bonds of the issue for each report period for which such yield had been paid:
Quarter 4 of 2003 - 6 768 rubles
Reasons of non-payment of the yield:
Other data on the yield on the issue bonds:
The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***11 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-11-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***280 pieces***
Face value of each bond of the issue: ***2 500 rubles***
The amount of the bonds issue at face value: ***700 000 rubles***
Type of yield paid on the issue bonds: ***interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of the yield on the issue bonds: ***to 06.11.2003***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *year 2003*

Total size of the yield paid on all bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 144 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Other data on the yield on the issuer bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***18 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-18-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***182 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***1 092 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***to 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: year *2003, quarter 1 of year 2004*

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 0 ruble

Quarter 2 of 2003 – 117,7 rubles
Quarter 3 of 2003 - 0 ruble
Quarter 4 of 2003 - 0 ruble
Quarter 1 of 2004 – 1 105,60 rubles

Other data on the yield on the issuer bonds:
The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***19 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-19-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***70 pieces***
Face value of each bond of the issue: ***6 000 rubles***
The amount of the bonds issue at face value: ***420 000 rubles***
Type of yield paid on the issue bonds: ***interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of yield on the issue bonds: ***to 15.04.2004***
The form and other conditions of the payment of yield on the issue bonds: ***in rubles***
Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *year 2003*
Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:
Quarter 1 of 2003 – 52 rubles
Quarter 2 of 2003 – 0 ruble
Quarter 3 of 2003 - 0 ruble
Quarter 4 of 2003 - 0 ruble

Other data on the yield on the issuer bonds:
The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***20 - O***
Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-20-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***405 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***2 430 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***to 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *year 2003*

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 1 144 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 52 rubles

Other data on the yield on the issuer bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***21 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-21-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***288 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***1 728 000 rubles***

Type of the yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***to 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *year 2003*

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 5 441,34 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 1 701,93 rubles

Other data on the yield on the issuer bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***22 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-22-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***417 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***2 502 000 rubles***

Type of the yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***to 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *year 2003*

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 44,19 rubles

Quarter 2 of 2003 – 69,37 rubles
Quarter 3 of 2003 - 0 ruble
Quarter 4 of 2003 - 74,37 rubles

The reasons of the yield non-payment:
Other data on the yield on the issuer bonds:
The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***24 - O***
Form: ***registered paperless***
Other identification features of the bonds issue:
Type: ***interest rate***
State registration number of the bonds issue: ***№ 4-24-00137-A***
State registration date: ***25.10.2002***
State registration date of the report on the results of the bonds issue: ***24.01.2003***
The quantity of the issue bonds: ***500 pieces***
Face value of each bond of the issue: ***6 000 rubles***
The amount of the bonds issue at face value: ***3 000 000 rubles***
Type of the yield paid on the issue bonds: ***interest***
The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***
The time period established for the payment of yield on the issue bonds: ***to 15.04.2004***
The form and other conditions of the payment of yield on the issue bonds: ***in rubles***
Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *year 2003*
Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:
Quarter 1 of 2003 – 364,38 rubles
Quarter 2 of 2003 – 109,13 rubles
Quarter 3 of 2003 - 0 ruble
Quarter 4 of 2003 - 0 ruble

Other data on the yield on the issuer bonds:
The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***
Series: ***25 - O***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-25-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***180 pieces***

Face value of each bond of the issue: ***6 000 rubles***

The amount of the bonds issue at face value: ***1 080 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield due to payment on the issue bonds in cash as per one bond: ***cannot be indicated in money form***

Interest on the bond is charged under the condition of its submission for repayment for the period starting from the beginning of the bonds placement by the issuer to the date of the application filing for the bond repayment in the amount of 1% annual of the bond face value.

The total size of the yield due to payment on the issue bonds in money form for all the bonds of the issue: ***cannot be indicated as the period of repayment (yield payment) of each bond is different***

The time period established for the payment of yield on the issue bonds: ***to 15.04.2004***

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *year 2003*

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 92,54 rubles

Quarter 2 of 2003 – 0 ruble

Quarter 3 of 2003 - 0 ruble

Quarter 4 of 2003 - 0 ruble

Other data on the yield on the issuer bonds:

The size of the yield due to payment is defined by the date of each bond repayment.

Kind of securities: ***bonds***

Series: ***1 - C***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-27-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***143 890 pieces***

The quantity of placed bonds of the issue: ***143 440 pieces***

Face value of each bond of the issue: ***100 rubles***

The amount of the bonds issue at face value: ***14 389 000 rubles***

The amount of placed bonds of the issue at face value: ***14 344 000 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield which was due to payment on the issue bonds in money form as per one bond: ***1 ruble per year***

The total size of the yield which was due to payment on the issue bonds in money form for all the bonds of the issue: ***840 088 rubles. 75 kopecks***

The time period established for the payment of yield on the issue bonds:

From 07 .06.2003 to 07.06.2005

The form and other conditions of the payment of yield on the issue bonds: ***cash, non-cash. The payment is made on the basis of the bonds owner application within 30 days since the date of the application filing.***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: ***Quarter 3 of year 2004***

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 3 of 2003 - 34 619,1 rubles

Quarter 4 of 2003 - 19 427,85 rubles

Quarter 1 of 2004 - 34 472,83 rubles

Quarter 2 of 2004 - 14 527,62 rubles

Quarter 3 of 2004 - 9 421,07 rubles

Other data on the yield on the issue bonds: ***The payment of the yield on the issue bonds is made by the issuer since 07.06.2003 - the date of starting the bonds repayment***

Kind of securities: ***bonds***

Series: ***1 - Y***

Form: ***registered paperless***

Other identification features of the bonds issue:

Type: ***interest rate***

State registration number of the bonds issue: ***№ 4-33-00137-A***

State registration date: ***25.10.2002***

State registration date of the report on the results of the bonds issue: ***24.01.2003***

The quantity of the issue bonds: ***18 246 pieces***

Face value of each bond of the issue: ***100 rubles***

The amount of the bonds issue at face value: ***1 824 600 rubles***

Type of yield paid on the issue bonds: ***interest***

The size of the yield which was due to payment on the issue bonds in money form as per one bond: ***0,1 ruble***

The total size of the yield which was due to payment on the issue bonds in money form for all the bonds of the issue: ***1824,6 rubles***

The time period established for the payment of yield on the issue bonds:

The date of the repayment start: 29.06.2003

The date of the repayment end: 29.06.2004

The form and other conditions of the payment of yield on the issue bonds: ***in rubles***

Report period (year, quarter) for which the yield on the issue bonds was (is) paid: *year 2003, quarters 1 and 2 of year 2004*

Total size of the yield paid on all the bonds of the issue for each report period for which such yield had been paid:

Quarter 1 of 2003 – 0 ruble

Quarter 2 of 2003 – 0 ruble
Quarter 3 of 2003 - 39,7 rubles
Quarter 4 of 2003 - 1 277,4 rubles
Quarter 1 of 2004 - 16,40 rubles
Quarter 2 of 2004 – 491,10 rubles

Other data on the yield on the issue bonds: *none*

8.10. Other data

There are no other data on the issuer and its securities as stipulated by Federal law "On securities market" or other federal laws.

OJSC "VOLGATELECOM"

APPENDIX TO
QUARTERLY REPORT OF THE ISSUER OF ISSUING SECURITIES
FOR QUARTER 4 OF YEAR 2004

Appendix to item № 5.1. **Data on the structure and scope of competence of the issuer's management bodies.**

APPROVED by

OJSC "VolgaTelecom" Board of directors
March 11, 2004

The Code of Corporate governance of OJSC "VolgaTelecom"

Nizhny Novgorod city, 2004

Table of contents:

Introduction

Open Joint Stock Company "VolgaTelecom" (hereinafter – the Company) is the largest telecommunications services operator of Povolzhskyi region of Russia.

Realizing its mission in meeting the customers' needs in high quality and reliability communication services, proceeding from the intent to develop as modern company capable of attracting the investments for the solution of these tasks, meeting high business, technological and financial standards, the Company voluntary takes upon itself to follow the principles and rules of corporate governance of this Code in its activity.

The purpose of adopting this Code by the Company is to form and implement to day-to-day activity the principles and the rules of corporate governance contributing to successful development of the Company expressed first of all in long-term prospects of the Company's development, in the growth of its value, in meeting legitimate interests and rights of all the stockholders and in forming positive image of the Company between the stockholders, employees, the Company's customers and other interested parties.

The principles and the rules contained in this Code meet international standards of the best practice of corporate governance and represent higher, as compared with current legislation, level of functioning of management and control bodies, of business culture and compliance with high ethical norms.

As the practice of corporate management in Russia and abroad develops, the Company will improve the rules and principles of corporate governance stated in this Code and ensure their more complete abidance in its day-to-day activity.

1. The principles of corporate governance

1.1. Corporate governance is the system of principles, norms and rules in accordance with which the relations between stockholders, members of the Board of directors, the Company's executive bodies and other interested parties are regulated.

1.2. The Company commits itself to perfect corporate management in accordance with the principles ensuring:

- Factual opportunity for the stockholders to exercise their rights related to participation in the Company;
- Equal treatment of stockholders possessing the shares of the same type (category), including minority and foreign stockholders;
- Exercising by the Board of directors of strategic management of the Company's activity and efficient control by the Board of directors over the activity of the Company's executive bodies, and also the accountability of the members of the Board of directors to the Company's stockholders;
- Reasonable and bona fide exercising by the Company's executive bodies of efficient management of the Company's current activity in the interests of ensuring its long-term, stable development and obtaining profit by the stockholders from this activity; the accountability of executive bodies to the Company's Board of directors and its stockholders;
- Timely disclosure of exact and true information on the Company, including on its financial status, economic indicators, the structure of property and management, essential corporate actions in order to ensure the opportunity to take informed decisions by the Company's stockholders and investors;
- Efficient control over the Company's financial-economic activity in order to protect the rights and legitimate interests of the stockholders;
- Observance of legitimate rights of the Company's employees, development of partnership relations between the Company and the employees in solution of social issues and regulation of labor conditions;
- Active cooperation of the Company with investors, creditors and other interested parties in order to increase the Company's value, including the growth of its assets, the price of shares and other securities, raising its reputation.

1.3. The Company realizes the importance of perfecting the corporate governance of its affiliated and dependent companies and seeking to ensure the openness and transparency of the activity of the said organizations and also to introduce the basic principles of this Code in them.

2. The rights of the Company's stockholders

2.1. In its activity the Company proceeds from the fact that its management and control bodies, and first of all the Board of directors, the Company's Management board and General director ensure the observance of rights and protection of the Company's stockholders interests.

2.2. The Company to the maximum ensures reliable and efficient accounting of property rights of the stockholders for the shares by transferring the functions of depositing and keeping the register of stockholders to a specialty registrar who is independent in relation to the Company and has proper technical facilities and control systems ensuring qualitative keeping and safety of the register data, the registrar acting on the

basis of license in accordance with the requirements of current legislation.

2.3. The stockholders have the right in their discretion to freely dispose of the shares in their possession, to perform any acts not contradicting the law and not violating the rights and law protected interests of other parties, including the transfer of their shares to the possession of other persons.

2.4. In its activity the Company proceeds from regular and timely ensuring of receipt by the stockholders of exact and complete information allowing for them to take optimal decisions on the issues of the Company's activity and disposal of securities in their possession.

2.5. The Company ensures the right of the stockholders to participate in the management of the Company's activity and adoption of decisions on the most important issues of the Company's activity. The Company observes the stockholders' right to get profit share of the Company in the form of dividends and tends to the predictability of the Company's dividend policy for the stockholders. The Company will conduct the policy aimed for the receipt by the stockholders of dividends of the declared amount and within short-term period.

2.6. The Company expects that the stockholders will not abuse the rights granted to them and will not perform the acts aimed at causing harm to other stockholders or to the Company.

3. General meeting of stockholders

3.1. The Company complies with the requirements of Russian Federation legislation to the procedure of preparation and holding of general meeting of stockholders and makes efforts to perfect the procedures of preparation and holding of general meetings of stockholders.

3.2. The procedure of preparation and holding of general meeting of stockholders is regulated by the Charter and the internal document of the Company – "Provision on the procedure of holding general meeting of OJSC "VolgaTelecom" stockholders (hereinafter – the Provision on holding general meeting of stockholders).

3.3. The Company applies the methods of giving notice to the stockholders on the convocation of general meeting of stockholders, these methods ensure timely provision of the information to all the persons included into the list of persons having the right to participate in general meeting of stockholders.

3.4. Along with the major method of notifying the stockholders by mailing a communication about holding the meeting to every stockholder, the Company uses additional channels: publication of information about holding general meeting of stockholders in one nationwide daily – "Rossiiskaya gazeta" having one of the largest readership circulation in the country, and also in a number of leading mass media of Russian Federation subjects on the territory of which the Company is operating. The Company uses its corporate Internet site www.volgatelecom.ru as an additional method of notifying the stockholders on holding general meeting.

3.5. The Company tends to extend the time period for notification of the stockholders about the upcoming general meeting and to notify the stockholders about holding general meeting of stockholders at least 30 days prior to the date of its

holding, if the legislation does not stipulate a longer period.

3.6. The Company tends to expand the content of communication about holding general meeting of stockholders and to provide in the communication about holding of formal general meeting the information about the beginning and the end of registration and the location of registration, and in case of absentee voting – the date to which the voting ballots should be received.

3.7. The Company provides the stockholders participating in the general meeting the opportunity to familiarize with the information providing complete insight of the Company's activity required for taking informed, better decisions on the issues of the agenda of the general meeting. The stockholders can familiarize with the information:

- At the location of the Company's executive body,
- In the Company's branches,
- At the Company's website in the Internet: www.volgatelecom.ru

3.8. The volume of information provided to the stockholders is defined by the Charter and the Provision on the procedure of holding general meeting of stockholders.

3.9. The persons having the right to participate in stockholders' general meeting are provided the following information (materials) in the procedure and to the address (addresses) indicated in the communication about holding general meeting of stockholders:

- Annual accounting statement, including auditor's report, the Company's Auditing committee report based on the results of the check of the annual accounting statement,
- Data on the candidates to the Company's Board of directors, to the Company's Auditing committee,
- The draft of changes and addenda introduced to the Company's Charter, or the draft of the Company's Charter in a new wording,
- The drafts of the Company's internal documents,
- The drafts of other documents the adoption of which is stipulated by the drafts of resolutions of the stockholders' general meeting,
- The drafts of resolutions of the stockholders' general meeting,
- Other information (materials) required for provision in accordance with current legislation,
- Other information (materials) for adopting the resolutions on the issues of the agenda of the stockholders' general meeting included by the Board of directors in the list of information (materials) provided to the stockholders during the preparation to holding the stockholders' general meeting.

3.10. For exercising the right of stockholders to participate in general meeting, the Company adopts internal documents ensuring in accordance with legislation the rights of stockholders to demand the convocation of general meeting and bring forward the motions in the meeting's agenda, the capability to duly get prepared for participation in the stockholders' general meeting, and also the capability of exercising the right of vote by each stockholder.

3.11. In its internal documents the Company defines the rules and the procedure of holding general meeting of stockholders in such a way so that they ensure equal treatment of all stockholders, facilitate stockholders' participation in the general meeting and expression of their opinion on the issues put on the meeting's agenda.

3.12. Stockholders (stockholder) who are in total the owners of at least 2 percent of the Company's voting shares have the right to introduce the issues to the agenda of annual general meeting of stockholders, to nominate candidates to the Company's Board of directors, to the Company's Auditing committee. Stockholders who are the owners of at least 10 percent of the Company's voting shares have the right to convene extraordinary general meeting of stockholders. The specified stockholders (stockholder) do not submit the extract from stockholders' register in case, if their rights for the shares are accounted for in the system of keeping the register of stockholders, if their rights for the shares are accounted for at custody account at depositary then it is sufficient to submit the extract from custody account of the depositary.

3.13. The Company provides the stockholders who possess at least 1% of votes the capability of familiarizing with the list of persons having the right to participate in stockholders' general meeting starting from the date of announcement of holding stockholders' general meeting and to the date of closing of formal general meeting of stockholders, and in case of absentee general meeting of stockholders -- to the date of the end of acceptance of ballots for voting at the location of the executive body.

3.14. When forming the agenda of the stockholders' general meeting the Company defines the issues of the agenda in such a way so that to avoid their different or ambiguous interpretation.

3.15. The Company provides the registration of the participants of stockholders' general meeting; this registration provides the capability to all the stockholders wishing to participate in the general meeting to come through this procedure before the general meeting beginning. The description of this procedure is stated in the Provision on the procedure of holding stockholders' general meeting.

3.16. The Company provides the rules of order of stockholders' general meeting which guarantee reasonable, equal capability to all the stockholders present at the meeting to express their opinion and ask questions on the agenda.

3.17. In order to provide the stockholders the capability of getting answers to their questions the Company commits to secure the presence of the members of the Board of directors, representatives of the executive bodies and the Company's Auditing committee at the stockholders' general meeting.

3.18. The Company tends to secure the presence of candidates to the new structure of the Company's Board of directors and the representatives of the Company's auditor at the stockholders' general meeting.

3.19. The Company tends to exclude any doubts in the correctness of totaling the results of voting and for this purpose it transfers the functions of the Company's counting commission to an independent registrar and provides the totaling of the results of voting and their disclosure before the closing of the stockholders' general meeting.

3.20. When defining the location, the date and the time of holding general meeting of stockholders the Company proceeds from the necessity to provide the stockholders with real and light capability to participate in the meeting.

4. The Company's Board of directors

4.1. The Board of directors is a joint management body of the Company carrying out general management of its activity, excluding the solution of issues referred by federal laws and the Company's Charter to the competence of stockholders' general meeting and the Company's executive body.

4.2. The basic purposes of the activity of the Board of directors are the control over ensuring the efficient management of the company's activity in order to ensure long-term, stable development of the Company, the growth of its value, protection of rights and legitimate interests of the stockholders.

4.3. The major trends of the activity of the Board of directors are:

- Strategy formulation of the Company's development and control over its implementation;
- Control over the activity of the executive bodies;
- Ensuring the efficient activity of the system of internal control and risk management;
- Ensuring the protection of stockholders' rights and also contributory influence in the settlement of corporate conflicts.

4.4. In the course of preparing and adopting the decisions the Board of directors tends to take into account the interests of labor collective, partners, creditors, local public and other interested groups of the Company.

4.5. The purposes, principles of activity, competence, operating procedures of the Board of directors, the rights and duties of the members of the Board of directors are stated in the Charter and in the Company's internal document "Provision on the Board of directors of OJSC "VolgaTelecom".

4.6. In its decisions the Board of directors proceeds from the necessity to act right in relation to all the stockholders, and may not take into account the interests of only some single group of stockholders. The Board ensures the creation of the system of identifying and settlement of potential conflicts of interests both between its members and in the activity of the executive body.

4.7. The Board of directors ensures equal conditions to all the stockholders to exercise their rights.

4.8. The Company's Board of directors holds its sessions at least once a month in accordance with the approved action plan. The sessions of the Board of directors may be held in the form of joint attendance (including by using conference call) or in the form of absentee voting. The company tends to the fact that the decisions on the most important issues of its activity, such as the approval of the Company's budget, the strategies of development, assessment of work of executive bodies and determination of remuneration of its members, recommendation of the candidate of external auditor are adopted by holding the session of the Board of directors in the form of joint attendance.

4.9. The Board of directors defines the priority trends of the Company's activity and approves the annual budget, the strategies and the programs of the Company's development, and also carries out the control over their implementation.

4.10. The Board of directors creates and maintains the necessary controls over the activity of the Management board and the General Director, including monitoring and assessment of the results of their activity as compared with the approved plans.

4.11. The Board of directors regularly assesses the activity of the Company's executive bodies, top managers and the activity of the Board of directors itself, including the development, approval and modification of the system of remuneration of the key managers.

4.12. The Board of directors tends to create a transparent system of remuneration and compensation of expenses related to execution of its functions by the Board of directors. Remuneration and compensations to the members of the Board of directors should match their contribution to the activity of the Board and to the Company's development. The information about the total amount paid as remuneration and compensations to the members of the Board of directors for the last accomplished fiscal year is reflected in the Company's annual report approved by the stockholders' general meeting and also in the issuer's quarterly reports.

4.13. The Board of directors ensures the creation of the system of financial risks management which would allow for the assessment of risks the Company faces in the course of its activity; the purpose of this system is to minimize negative implications of such risks.

4.14. The Company proceeds from the fact that the persons nominated to the structure of the Board of directors should enjoy the stockholders' confidence and have knowledge, skills and experience required for adopting the decisions on the issues related to the competence of the Board of directors and allowing for efficient execution of the functions of a member of the Company's Bard of directors. The Company will tend to state in its internal documents specific requirements to the members of the Board of directors as regards the qualification, professional experience and ethical norms of their activity.

4.15. The Company tends to expand the information on the candidates to the Board of directors which is provided to the stockholders before general meeting, and in particular on such items as professional experience and qualification of a candidate, the nature of his (her) relations with the Company, its affiliated structures and separate groups of stockholders, on availability or lack of conflict of interests of a candidate as regards his (her) election to the structure of the Board of directors.

4.16. The structure of the Board of directors should ensure its efficient operation, taking into account different interests and points of view while elaborating decisions and resolutions. Quantitative and qualitative composition of the Board of directors should conform to the legislation requirements imposed to the structure of the board of directors, in particular the correlation between executive and non-executive directors. The Company tends to the fact that outside, independent members of the Board of directors have the opportunity to make essential input into the discussion and adoption of the most important resolutions and decisions.

4.17. The major requirement of the Company to an independent director is the ability to give independent estimations of the issues under discussion, which assumes the lack of any circumstances that may affect the formation of his (her) opinion.

4.18. A member of the Board of directors meeting the following requirements is considered to be an independent director:

- not being during the last three years (manager) or the Company's employee, and and not being currently an official also an official or an employee of the

management organization of the Company;

- not being an official of another company in which any official of the Company is a member of staff or rewards committee of the Board of directors;
- not being an affiliated person of an official (manager) of the Company (an official of the management organization of the Company);
- not being an affiliated person of the Company, excluding a member of the Company's Board of directors;
- not being a party under liabilities with the Company in accordance to the terms and conditions of which he (she) may acquire the property (receive cash assets) the value of which is 10% and more per cent of his (her) joint, annual income apart from receiving remuneration for participation in the activity of the Board of directors;
- not being a large contracting party of the Company (the contracting party, which has within a year effected deals with the Company in the total amount equal to 10 or more percent of the balance sheet assets of the Company);
- not being the representative of the state.

4.19. The Company requires that from time to time the independent director makes a written declaration, disclosing the information allowing for ascertaining whether he is an affiliated person in relation to the stockholders or contracting parties of the Company, and also with their affiliated persons.

4.20. The members of the Board of directors must perform the obligations they are charged with, bona fide and rationally in the Company's interests. The member of the Board of directors may not disclose and use in third party's personal interests the confidential information of the Company and insider information.

4.21. The Board of directors of the Company is elected at the General meeting of stockholders by cumulative voting, which contributes to the consideration of opinions of all stockholders, including those possessing modest block of shares (minority stockholders).

4.22. For the purpose of effective functioning of the Board of directors the Company establishes Committee on corporate governance, Staff and Rewards Committee, Committee on Budget and Investment planning. The purpose of the specified Committees is to preliminary consider the most important issues and the preparation of recommendations to the Board of directors for making resolutions on these issues. The Board of directors may also establish other permanent or interim committees, as required, for the consideration of single or short- term issues and problems.

4.23. The procedure of sessions of the Board of directors is stipulated by the Provision on the Board of directors of the Company. The Company perfects the given procedure so that it ensures to the maximum the opportunity for the members of the Board of directors to get duly prepared to the session of the Board of directors.

5. The Company's executive bodies

5.1. For the purpose of providing operative management of the Company, the Board of directors establishes joint executive body (the Management board) and appoints single executive body (General Director) of the Company. The Chairman of the Management board is in charge of the Management board and directs it, and holds the post of the General Director.

5.2. The Management board and the General Director are accountable to the Board of directors of the Company. They exercise their activity in strict conformity

with the requirements of the current legislation, the Charter of the Company and the "Provision on the Management board of OJSC "VolgaTelecom", and also on the basis of the provisions of the present Code.

5.3. The competence of executive bodies of the Company is defined by the Charter of the Company. The consideration of issues beyond the limits of usual economic activity of the Company and of the issues within the limits of usual economic activity of the Company but having an important effect on the Company is referred predominantly to the competence of the joint executive body.

5.4. The General Director and the Management board of the Company admit their liabilities in relation to the stockholders and are aimed at bona fide and competent performance of obligations on the current activity management providing steady and long-term development of the Company.

5.5. At the formation of the structure of executive bodies, the Company prevents a sharer, the General Director (Corporate executive), the members of the management board or an employee of the legal entity which is the Company's competitor, from being the members of the executive bodies of the Company.

5.6. The members of the Management board, including the General Director, must avoid actions resulting or capable to result in conflicts between the interests of the Company and their own interests, and in the case of such conflict must disclose the information about this conflict to the Board of directors.

5.7. The Management board is responsible for the timely providing the members of the Board of directors with information and materials, necessary for performance of their functions, in time allowing for studying them in full.

5.8. The Management board of the Company establishes the system of internal control and monitoring of risks related to the Company's activity, with the purpose of early revelation of tendencies capable to have negative impact on the current results of activity and the realization of perspective plans of the Company's development. The Management board and the General Director submit the information about facts capable to cause the most serious risks for the Company and motions on the prevention of crisis situations related to such risks to the Board of directors.

5.9. The General Director and the members of the Management board must have high business reputation. The executive bodies of the Company in their cooperation with business associates are guided by the high standards of business ethics; follow the principles of building long-term relations, development of interaction and mutually advantageous cooperation.

5.10. The General Director and the members of the Management board are responsible for violations of provisions on the use of confidential, official and insider information of the Company.

5.11. The remuneration of the General Director and of the members of the Management board corresponds to their participation in the Company's activity and to their role in the development of the Company. The criteria determining the amount of remuneration of the members of the Management board and the procedure of its payment are defined by the "Provision on the Management board of OJSC "VolgaTelecom" and by the resolutions of the Board of directors. The information on the total amount of remunerations paid to the members of the Management board in the last completed

fiscal year is reflected in the quarterly statements of the Company.

6. Corporate secretary of the Company

6.1. The main task of the Corporate secretary of the Company is to provide observance of the procedural requirements guaranteeing realization of the rights and interests of shareholders of the Company by bodies and officials of the Company.

6.2. The Corporate secretary of the Company contributes to raising the effectiveness of work of the Board of directors, to raising the level of transparency of the Company, of the effectiveness of the Company's cooperation with its stockholders and other participants of corporate relations.

6.3. The Corporate secretary of the Company is appointed to the post and dismissed by the Board of directors, and is accountable to the Board of directors. The Corporate secretary of the Company provides performance of the following functions:

- organization of preparation and holding of the General meetings of stockholders in accordance with requirements of the legislation, the Charter of the Company and "The Provision on the procedure of holding the General meeting of stockholders";
- organization of preparation and holding of the sessions of the Board of directors and of its Committees' meetings, in accordance with requirements of current legislation, the Charter of the Company, the Provision on the Board of directors and the Provisions on the Committees of the Board of directors;
- assistance to the members of the Board of directors in performance of their functions;
- providing disclosure (submittal) of information about the Company and storage of the Company's documents;
- providing duly consideration by the Company of the stockholders' applications and settlement of conflicts, concerning the violation the stockholders' rights;
- notification of the Chairman of the Board of directors of all facts preventing the observance of procedures subject to ensuring by the Corporate secretary of the Company;
- providing disclosure of information about the Company to the stockholders and interested persons.

6.4. Rights, duties, size of remuneration and responsibilities of the Corporate secretary of the Company are defined by internal documents of the Company, and also by the contract concluded by him/her with the Company. The contract is signed on behalf of the Company by the Chairman of the Board of directors of the Company.

6.5. The Corporate secretary of the Company must possess knowledge necessary for performance of his/her functions, and also enjoy confidence of shareholders and of the members of the Board of directors.

6.6. With a view of controlling the effective performance by the Corporate secretary of his/her duties, the apparatus of the Corporate secretary of the Company may be established.

6.7. If the Corporate secretary of the Company is not appointed, his/her functions are performed by the Secretary of the Board of directors or by corresponding

structural sub-divisions of the Company.

7. The disclosure of information about the Company

7.1. The Company's policy of disclosure of information about its activity is aimed at timely and full report of this information to all persons interested in receiving the information in the amount necessary for making a better decision about participation in the Company or taking other actions capable to influence the financial and economic activity of the Company.

7.2. The main principles of disclosure of information about the Company are regularity and efficiency of its submission, availability for the majority of stockholders and other interested persons, its authenticity and the completeness of its content, observance of reasonable balance between the exposure and commercial interests of the Company.

7.3. At the disclosure of information about the Company's activity, the Company provides equal treatment in relation to all groups of beneficiary of the information and prevents priority of one group of beneficiaries of the information over the others.

7.4. The Company's choice of information dissemination channels is based on the principle of providing free, clear access not connected with exorbitant charges, of the interested persons to the disclosed information.

7.5. The Company provides the disclosure of information on all essential issues of the Company's activity by satisfying the requirements established by the legislation of Russian Federation and regulations, principles of corporate governance and formed international practice.

7.6. The Company pays special attention to the disclosure of information about its property structure.

7.7. The management and competent employees of the Company submit the information at the meetings with investors and stockholders of the Company, at cooperation with rating agencies, at press conferences, and also by means of publications in the mass media, brochures and booklets. The information is also disclosed at the website of the Company in the Internet: www.volgatelecom.ru

7.8. The Company fixes the principles of information policy in the internal document - Provision on the information policy.

7.9. The Company reports annually to the stockholders about its activity. The content of information allows the stockholders to appraise the results the Company's one year activity. The annual report contains and in particular:

- the role of the Company in the industry;
- the foreground areas of the Company's activity;
- the report of the Board of directors on the results of the Company's development in the foreground areas of its activity;
- the development prospects of the Company;
- report on the payment of declared (accrued) dividends;
- description of the main risk factors, related to the Company's activity;
- the list of deals effected by the Company in the fiscal year and considered by the legislation to be large deals and related party transaction; the essential

conditions of each deal and the body of management of the Company, which has approved each deal are to be indicated in the list;

- the structure of the Board of directors and its modifications in the fiscal year, information about the members of the Board of directors;
- information about the General Director of the Company and the members of the Management board, including their biographical data and holding of shares of the Company during the fiscal year;
- criteria of determining and the total amount of remuneration of the General Director, the members of the Management board and of the Board of directors of the Company, in accordance with the results of the fiscal year;
- information about the observance by the Company of the Code of corporate governance;
- the Company's Auditing committee certificate;
- independent auditor report.

7.10. The Company tends to the inclusion of additional information allowing the stockholders to make better decisions into its annual reports, for example: information about the number, the kind of clients and the dynamics of their modification; about the billing policy of the Company, about effecting technical policy of the Company and implementation of new technologies; the Corporate secretary's report; report on the work of the Board of directors and of the Management board; information on the stockholders' letters, applications and claims and corporate conflicts, results of reaction to them.

7.11. Taking charge of protection of official and commercial secret, the Company assumes the responsibility for non-disclosure of confidential information, and also effects control over the use of insider information. All employees of the Company are obliged to provide the protection of confidential information and to observe the rules related to the use of insider information.

8. Control over the financial and economic activity of the Company

8.1. The essential goal of control over the financial and economic activity is the protection of stockholders investments and of the Company assets. In the conditions of raising effectiveness and transparency of the system of management, internal control in the Company, this aim is achieved also by introduction of the corporate information system.

8.2. One of the priorities of the system of control of the Company is the prevention, revelation and limiting of financial and operational risks.

8.3. The control over the financial and economic activity of the Company is effected by the Auditing committee and by the internal audit department. An independent auditor is also involved in the control.

8.4. The Auditing committee is elected by the General meeting of stockholders in the procedure stipulated by the current legislation and by the Charter of the Company for a period of 1 year. The Company tends to the raising of competence of the Auditing committee members and of their ability to support objective comments. The Auditing committee effects control over the financial and economic activity of the entire Company, including its branches and the representation office.

8.5. To raise the effectiveness of control over the financial and economic activity the Company effects regular internal control. The internal audit department elaborates

procedures of internal control, subject to the Management board's approval.

8.6. The Board of directors effects control over the application of internal control procedures. The Board of directors effects preliminary approval of operations passing the limits established by the Company's annual budget.

8.7. For the purpose of examination and confirmation of the correctness of the annual financial records, the Company involves annually a professional auditor, whose material interests are not connected with the Company or its stockholders.

8.8. An independent auditor of the Company is approved by the General meeting of stockholders. The terms and conditions of the contract concluded with the auditor, including the amount of payment for its services, are approved by the Board of directors of the Company.

8.9. The Board of directors of the Company effects regular control aimed at the prevention of conflict of interests in the activity of the involved independent auditor.

8.10. The independent auditor effects the audit of the financial and economic activity of the Company in accordance with legal acts of Russian Federation, on the basis of the contract concluded with it. The audit of the Company is effected in the way allowing to receive objective and full information on the Company's activity as the result of the audit.

9. Dividends

9.1. The Company proceeds from the fundamental importance of ensuring the receipt by the stockholders of their share of the Company's profits in accordance with the number and categories of the shares they possess.

9.2. The dividend policy of the Company is based on the principle of rational distribution of the profit got by the Company with due account for its investment needs. The basic principle of the dividend policy of the Company is the investment of its profit only in the economically justified projects, contributing obviously to its steady and long-term development.

9.3. The resolution on the payment of annual dividends, the amount of the annual dividend and the method of its payment in respect of each category (type) of shares, is passed by the General meeting of the stockholders.

9.4. The Company informs the stockholders about its dividend policy by means of placing the information in mass media and at the website of the Company in the Internet: www.volgatelecom.ru

9.5. The dividends declared by the Company are paid only by monetary assets.

9.6. The payment of dividends is effected in the terms stipulated in the Charter of the Company and by the resolutions of the General meetings of the stockholders or in shorter terms.

10. The settlement of corporate conflicts

10.1. The Company attaches great importance to the timely prevention and just settlement of corporate conflicts.

10.2. In relation to the corporate conflicts the Company follows the principle of prevention of conflicts at the earliest stages of their occurring and attentive attitude towards them.

10.3. In the case of corporate conflict the Company occupies position based on the provisions of Russian Federation legislation.

10.4. If the subject of the corporate conflict is the issue referred to the competence of the Board of directors of the Company or to the competence of the single executive body, the Board of directors establishes interim Committee on the settlement of corporate conflicts.

10.5. In the case when the corporate conflict between the stockholders of the Company is capable to affect the Company's interests or the interests of other stockholders of the Company, the body of the Company responsible for consideration of such dispute decides whether the dispute affects the Company's interests or the interests of other stockholders or not, and also whether its participation is capable to contribute to the settlement of the corporate conflict or not.

10.6. With the consent of the stockholders who are the parties of the corporate conflict, the bodies of the Company (its members) may participate in the negotiations between the stockholders, submit to the stockholders the information in their disposal and which concerns the conflict and also documents, clarify the provisions of the legislation on joint stock companies, and the provisions of the internal documents of the Company, give advisory opinions and recommendations to the stockholders, prepare the drafts of documents on the settlement of conflicts for their signing by the stockholders, on behalf of the Company and within their competence assume responsibility in relation to the stockholders in the amount which is capable to contribute to the settlement of the dispute.

10.7. In case of impossibility to settle the corporate conflict between the Company and a stockholder (a group of stockholders), between the stockholders of the Company or between the stockholders and separate bodies of management of the Company, by other means, the dispute may be transferred to the Arbitration court for consideration.

Final provisions

The present Code is valid since the moment of its approval by the Board of directors.

The Board of directors at its sessions considers regularly the issues of observance of the present Code and ensures publication of information about results of consideration.

The Company will perfect the present Code in accordance with new standards of corporate governance in Russian and international practice, with due account for the interests of stockholders, of the Company and other interested groups.

Issues, not stipulated by the present Code, are regulated by the current legislation of Russian Federation, international contracts and agreements and by the Charter of the Company.

APPROVED by
OJSC "VolgaTelecom" Board of directors
On September 24, 2004
Minutes № 8 of September 27, 2004

The Chairman of the Board of directors of
OJSC "VolgaTelecom"
______________________ E.V. Yurchenko

Changes in the Code of
Corporate governance of
OJSC "VolgaTelecom"

Nizhny Novgorod city, 2004

In article 4 “The Company’s Board of directors” item 4.22. is to be stated in the wording “For the purpose of effective functioning of Board of directors the Company establishes the Committees of the Board of directors realizing the functions for corporate governance, staff and remuneration, strategic development, audit, etc.

The Committees are designed for preliminary consideration of issues related to the competence of the Board of directors and for preparation of recommendations on them to the Board of directors”.